Exhibit 99.1

IMPORTANT

If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Melco Crown Entertainment

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

LISTING BY WAY OF INTRODUCTION ON THE MAIN BOARD

OF THE STOCK EXCHANGE OF HONG KONG LIMITED

Stock Code: 6883

Joint Sponsors

(in alphabetical order)

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of this document.

This document is published in connection with the listing by way of introduction on the Main Board of the Stock Exchange of the entire issued share capital of Melco Crown Entertainment Limited (the “Company”), a company whose ADSs are presently listed on the NASDAQ Global Select Market. This document contains particulars given in compliance with the Rules Governing the Listing of Securities on the Stock Exchange and the Securities and Futures (Stock Market Listing) Rules (Chapter 571V of the Laws of Hong Kong) for the purpose of giving information with regard to the Company and its subsidiaries.

This document does not constitute an offer of, nor is it calculated to invite offers for, the shares or other securities of the Company, nor have any such shares or other securities been allotted with a view to any of them being offered for sale to or subscription by members of the public. No shares in the share capital of the Company (the “Shares”) will be allotted to and issued in connection with, or pursuant to, the publication of this document.

Prior to making an investment decision, prospective investors should consider carefully all the information set forth in this document, including but not limited to the risk factors set forth in the section headed “Risk Factors” in this document.

Information regarding the proposed arrangement for the listing and registration of and for dealings and settlement of dealings in the Shares following the Listing is set out in the section headed “Listings, Registration, Dealings and Settlement” in this document.

November 30, 2011

*	For identification purposes only

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EXPECTED TIMETABLE(1)

Announcement released on the Stock Exchange disclosing closing price and trading volume of the ADSs on the NASDAQ for each business day between the Latest Practicable Date and November 30, 2011	December 1, 2011

Announcements released on the Stock Exchange disclosing the previous day closing price and trading volume of the ADSs on the NASDAQ and any recent developments and updates with regard to the liquidty arrangements

December 2, 2011
December 5, 2011
December 6, 2011
and not later
than 8:30 a.m. on
December 7, 2011

Dealings in the Shares on the Stock Exchange are expected to commence at	9:00 a.m. on
December 7, 2011(2)

Notes:

(1)	All times refer to Hong Kong local time, except as otherwise stated. Note that each of these times may be subject to change.

(2)	The Company will make a separate announcement in the South China Morning Post, Hong Kong Economic Times and the website of the Stock Exchange if there is any revision to the above timetable.

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CONTENTS

IMPORTANT NOTICE TO INVESTORS

This document is issued by Melco Crown Entertainment Limited solely in connection with the Listing by way of Introduction and does not constitute an offer to sell or a solicitation of an offer to buy any security. This document may not be used for the purpose of, and does not constitute, an offer or invitation in any other jurisdiction or in any other circumstances. No action has been taken to permit a public offering of our Shares or the distribution of this document in any jurisdiction.

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CONTENTS

Page

Financial Information	191

Listings, Registration, Dealings and Settlement	242

Future Plans and Reasons for the Listing	256

Appendix IA — Accountants’ Report	IA-1

Appendix IB — Unaudited Interim Financial Information of the Group	IB-1

Appendix IIA — Property Valuation	IIA-1

Appendix IIB — Property Valuation — Studio City Project Site	IIB-1

Appendix III — Independent Limited Assurance Report on Compliance with Anti- Money Laundering Controls Procedures	III-1

Appendix IV — Summary of the Constitution of the Company and Cayman Companies Law	IV-1

Appendix V — Statutory and General Information	V-1

Appendix VI — Documents Available for Inspection	VI-1

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SUMMARY

This summary provides an overview of the information contained in this document. Since it is a summary, it does not contain all the information that may be important to you. There are risks associated with any investment. Some of the particular risks in investing in the Shares are set out in the section headed “Risk Factors” in this document. You should read this document in its entirety, including the section headed “Risk Factors” before you decide to invest in our Shares.

OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market. Our subsidiary Melco Crown Gaming is one of six companies licensed, through Concessions or Subconcessions, to operate casinos in Macau.

We were incorporated in 2004 as a joint venture between Melco and PBL (whose gaming businesses and investments were acquired by Crown in 2007 as part of the demerger of PBL’s media and gaming businesses). We currently operate two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and in particular from Greater China.

We focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2008, 2009 and 2010, Macau generated gaming revenue of approximately US$13.6 billion, US$14.9 billion and US$23.5 billion, respectively, according to the DICJ; for the same periods, the Las Vegas Strip generated gaming revenue (excluding sports book and race book) of US$6.0 billion, US$5.5 billion and US$5.7 billion, respectively, according to the Nevada Gaming Control Board. Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our major existing operations and our development project consist of:

City of Dreams. City of Dreams, an integrated resort development in Cotai, Macau which opened in June 2009, currently features a casino area of approximately 420,000 square feet with a total of approximately 400 gaming tables and approximately 1,300 gaming machines. The resort houses three luxury hotels, which collectively offer approximately 1,400 guest rooms, a collection of retail brands, a wet stage performance theater and other entertainment venues.

We are currently re-evaluating the next phase of our development plan at City of Dreams. We expect the next phase of development to include a five-star hotel with features of an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of City of Dreams.

Altira Macau. Altira Macau (formerly known as Crown Macau) opened in May 2007 and currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables and offers approximately 200 hotel rooms.

Mocha Clubs. First opened in September 2003, we currently operate nine Mocha Clubs. With a combined total of more than 1,800 gaming machines, the clubs comprise the largest non-casino based operations of electronic gaming machines in Macau.

SUMMARY

Studio City Project. We are reaching the final stages of our design plans, while working closely with the Macau Government to complete the necessary approval process of the Studio City Project, in which we own 60% of the equity interest. Other than utilizing internal cash flow, we are also evaluating financing plans in relation to the Studio City Project including a bank loan and other debt financing. Currently, we envision Studio City Project as an integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and in particular from Greater China. All of the features of the Studio City Project described in this document are subject to change.

The following table summarizes the results of our casino activity for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in millions of US$, except percentages)
Altira Macau
Non-rolling chip volume	353.2	273.0	377.1	147.6	287.3
Non-rolling chip hold percentage	14.6%	16.0%	16.2%	16.6%	16.7%
Rolling chip volume	62,331.9	37,510.3	40,266.4	19,372.0	25,913.5
Rolling chip hold percentage	2.85%	2.55%	2.91%	3.01%	2.96%
Gaming machine handle	166.9	—	—	—	—
Gaming machine hold percentage	8.0%	—	—	—	—
City of Dreams
Non-rolling chip volume	—	912.6	2,059.4	963.1	1,397.5
Non-rolling chip hold percentage	—	16.3%	21.5%	21.2%	23.1%
Rolling chip volume	—	20,273.1	51,723.4	21,971.3	38,134.8
Rolling chip hold percentage	—	2.65%	2.92%	2.60%	2.69%
Gaming machine handle	—	738.1	1,849.9	899.1	1,080.2
Gaming machine hold percentage	—	5.1%	5.6%	5.4%	6.2%
Mocha Clubs
Gaming machine handle	2,064.5	2,179.1	2,625.8	1,253.4	1,458.8
Gaming machine hold percentage	4.4%	4.4%	4.2%	4.2%	4.5%

The following table summarizes the results of our hotel room activity for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in US$, except percentages)
Altira Macau
Average daily rate	236	219	166	166	198
Occupancy rate	94%	92%	94%	92%	97%
Revenue per available room	222	201	156	153	192
City of Dreams
Average daily rate	—	159	157	152	170
Occupancy rate	—	84%	80%	78%	89%
Revenue per available room	—	133	126	118	151

For a description of the above performance indicators, please see “Financial Information —Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Performance Indicators, or KPIs” in this document.

SUMMARY

Our net revenues for the years ended December 31, 2008, 2009 and 2010 were US$1,416.1 million, US$1,332.9 million and US$2,642.0 million, respectively. We incurred net losses of US$2.5 million, US$308.5 million and US$10.5 million in the years ended December 31, 2008, 2009 and 2010, respectively. During the same periods, casino revenues accounted for 99.3%, 97.9% and 96.5% of our total net revenues, respectively. Our net revenues for the six months ended June 30, 2010 and 2011 were US$1,141.2 million and US$1,766.5 million, respectively. We incurred a net loss of US$42.6 million for the six months ended June 30, 2010 and had a net income of US$73.8 million for the six months ended June 30, 2011. During the same periods, casino revenues accounted for 96.8% and 95.8% of our total net revenues, respectively.

INDUSTRY BACKGROUND

The Macau market is dominated by gaming table play heavily skewed to baccarat, including rolling chip baccarat and non-rolling chip baccarat. A baccarat patron wagering under the rolling chip program will generally require credit in order to be able to buy-in to non-negotiable rolling chips and will earn a rebate derived from the rolling chip volume that the patron generates. Baccarat is also played in Macau on a non-rolling chip (or traditional cash chip) basis, which does not provide the patron with rebate based on volume of play and does not involve the provision of credit.

A substantial majority of the rolling chip baccarat segment revenue generated by casino operators in Macau is derived from patrons who collaborate with gaming promoters, primarily in order to access the credit that is then available. A gaming promoter, also known as a junket operator, is a person who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation and, subject to an agreement with a Concessionaire or a Subconcessionaire, provides credit in their sole discretion, food and beverage services and entertainment in exchange for commissions or other compensation from a Concessionaire or Subconcessionaire. Casino operators typically pay a commission to the gaming promoters based on either a percentage of monthly rolling chip volume or gaming wins and losses from the patrons they direct to the casinos.

THE SUBCONCESSION CONTRACT

The Subconcession Contract expires on June 26, 2022. Unless it is extended beyond this date or legislation on reversion of casino premises is amended, all of our casino premises and gaming related equipment under Melco Crown Gaming’s Subconcession will automatically be transferred to the Macau Government without compensation and we will cease to generate revenues from such operations. Under the Subconcession Contract, beginning in 2017, the Macau Government has the right to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau Government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the Subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the Subconcession). We cannot assure you that Melco Crown Gaming would be able to renew or extend the Subconcession Contract on terms favorable to us, or at all. We also cannot assure you that if the Subconcession was redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

SUMMARY

KEY TERMS AND CONDITIONS RELATING TO THE SUBCONCESSION OF MELCO CROWN GAMING

Committed investment	MOP4.0 billion (US $499.2 million) (1)(4)
Term	to June 26, 2022
Special gaming tax	35.0% of gross gaming revenue(3)
Annual gaming premium	MOP30.0 million (US $3.7 million) per annum fixed premium
MOP300,000 (US $37,437) per annum per VIP gaming table
MOP150,000 (US $18,719) per annum per mass market gaming table
MOP1,000 (US$125) per annum per electric or mechanical gaming machine including slot machines

Special levies:
Contribution to a public foundation in Macau for promotion, development or study of culture, society, economy, education, science and charity events in Macau	1.6% of gross gaming revenue (2)(3)
Contribution to Macau Government for urban development, tourism promotion and social security in Macau	2.4% of gross gaming revenue (2)(3)
Total	4.0% of gross gaming revenue (2)(3)

Notes:

(1)	Under the subconcession contract between Wynn Macau and Melco Crown Gaming, as authorized by the Macau Government, Melco Crown Gaming is required to invest at least MOP4.0 billion in Macau for one resort-hotel-casino complex and a city club.

(2)	The contribution percentages are subject to changes upon re-negotiation between the Concessionaires or Subconcessionaires and the Macau Government.

(3)	Gross gaming revenue is defined as all gaming revenue derived from casino or gaming areas.

(4)	Under the Subconcession Contract, Melco Crown Gaming was responsible for investing MOP4.0 billion. In June 2010 the Macau Government confirmed that as of that date, we have completed our committed investment.

A summary of the key terms of the Subconcession Contract is as follows:

Development of Gaming Projects/Financial Obligations

The Subconcession Contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau Government that as of the date of the confirmation, we had invested over MOP4.0 billion (US$499.2 million) in our projects in Macau.

SUMMARY

Payments

In addition to the consideration paid to Wynn Macau and the annual fixed and variable premium due to the Macau Government, the Macau Government also has the power to supervise Subconcessionaires in order to assure financial stability and capacity. The Subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau Government. The method for computing these fees and taxes may be changed from time to time by the Macau Government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either:

•	a percentage of the gross revenues; or

•	the number and type of gaming devices operated.

In addition to special gaming taxes of 35% of gross gaming revenue, we are also required to contribute to the Macau Government an amount equivalent to 1.6% of the gross revenue of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau Government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities. Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenue of the gaming business for urban development, tourism promotion and the social security of Macau. We are required to collect and pay, through withholding, statutory taxes on commissions or other remuneration paid to gaming promoters.

Termination Rights

The Macau Government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Crown Gaming’s Subconcession in the event of non-compliance by us with our basic obligations under the Subconcession and applicable Macau laws. Termination of the Subconcession Contract may be enforced by agreement between Melco Crown Gaming and Wynn Macau, but is independent of Wynn Macau’s Concession. A mutual agreement between the Macau Government and Melco Crown Gaming can also result in termination of the Subconcession. Neither Melco Crown Gaming nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau Government has the exclusive right to unilaterally rescind the Subconcession Contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the Subconcession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	transfer of all or part of Melco Crown Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau Government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau Government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau Government;

SUMMARY

•	repeated opposition to the supervision and inspection by the Macau Government and failure to comply with decisions and recommendations of the Macau Government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the Subconcession within the prescribed period;

•	bankruptcy or insolvency of Melco Crown Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Crown Gaming or the grant of a Subconcession or entering into any agreement to the same effect; or

•	failure by a controlling shareholder in Melco Crown Gaming to dispose of its interest in Melco Crown Gaming, within 90 days from the date of the authorization given by the Macau Government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Crown Gaming.

These events could lead to the termination of Melco Crown Gaming’s Subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our designated subsidiaries which will operate our Macau project including Altira Developments, Altira Hotel and Melco Crown (COD) Developments. Based on information from the Macau Government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on termination of Melco Crown Gaming’s Subconcession only that portion of casino premises within our developments as then designated with the approval of the Macau Government, including all gaming equipment, would revert to the Macau Government automatically without compensation to us. Until such amendments come into effect upon such termination, all of our casino premises and gaming equipment would revert automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau Government to give us an opportunity to remedy any such default.

Ownership and Capitalization

Set out below are the key terms in relation to ownership and capitalization under the Subconcession Contract:

•	any person who directly acquires voting rights in Melco Crown Gaming will be subject to authorization from the Macau Government;

SUMMARY

•	Melco Crown Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming would be subject to authorization from the Macau Government, except when such acquisition is wholly made through the shares of publicly listed companies;

•	any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming will be required to report the acquisition to the Macau Government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company);

•	the Macau Government’s prior approval would be required for any recapitalization plan of Melco Crown Gaming; and

•	the Chief Executive of Macau could require the increase of Melco Crown Gaming’s share capital if he deemed it necessary.

Under the authorization for the transfer of obligations, the Macau Government has imposed that the transfer of shares in any direct or indirect shareholders of Altira Hotel, Altira Developments and Melco Crown (COD) Developments is subject to authorization from the Macau Government.

Redemption

Under the Subconcession Contract, beginning in 2017, the Macau Government has the right to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau Government exercises this redemption right, we would be entitled to fair compensation or indemnity.

Others

The Subconcession Contract provides for the following:

•	a special duty of cooperation which requires Melco Crown Gaming to make immediately available to the Government any document, information or data which the Government may consider necessary for its continuing monitoring of Melco Crown Gaming’s suitability;

•	a similar duty of cooperation applies to any document, information or data which the Government may consider necessary for its continuing monitoring of Melco Crown Gaming’s financial capacity;

•	that, in the execution of its investment obligations, Melco Crown Gaming deploys qualified manpower and observes internationally accepted standards in construction and, in maintaining the properties that materialize the investment obligations, manages and keeps the properties in accordance with high international standards, promptly informs the Government of any situations that may affect significantly the operation of the properties or of Melco Crown Gaming’s activities,

•	a special duty of cooperation which requires Melco Crown Gaming to make available to the Government any data and information which the Government may request with respect to its accounts;

SUMMARY

•	a general duty of cooperation and, in this context, a requirement for Melco Crown Gaming to make available to the Government any documents and information;

•	the obligation for Melco Crown Gaming to ensure the normal functioning of its casinos and require any parties performing work or providing services to Melco Crown Gaming to observe rules of good organization and functioning;

•	that Melco Crown Gaming may not engage in concerted practices with other gaming concessionaires or gaming managing companies that are likely to impede, restrict or disable fair competition.

For the relevant period of inquiry from September 8, 2006 until November 23, 2011, according to Company’s Macau counsel and the confirmation obtained from DICJ dated November 23, 2011, Melco Crown Gaming has complied with all covenants and obligations as a gaming subconcessionaire in Macau.

In addition, according to DICJ’s confirmation, DICJ has confirmed full compliance by Melco Crown Gaming with all its obligations under the Subconcession Contract, all applicable gaming laws and regulations in force in Macau, and all laws and regulations related to anti-money laundering and the prevention of financing of terrorism activities applicable and in force in Macau.

ANTI-MONEY LAUNDERING PROCEDURES, SYSTEMS AND CONTROLS

Based on the limited assurance engagement performed by Deloitte Touche Tohmatsu on our Melco Crown Gaming’s AML control procedures, nothing has come to Deloitte Touche Tohmatsu’s attention that causes Deloitte Touche Tohmatsu to believe that Melco Crown Gaming’s AML control procedures do not comply, in all material respects, with applicable AML statutes and guidelines for the period from January 1, 2011 to May 31, 2011. See the section headed “Independent Limited Assurance Report on Compliance with Anti-Money Laundering Controls Procedures” in Appendix III to this document for the report from Deloitte Touche Tohmatsu. Also see the section headed “Risk Factors — Risks Relating to the Gaming Industry in Macau — We cannot assure you that AML policies that we have implemented, and compliance with applicable AML laws, will be effective to prevent our casino operations from being exploited for money laundering purposes” in this document.

Our Company has exercised due diligence in carrying out its gaming operations in a manner consistent with applicable legal requirements and/or does not contravene the Gambling Ordinance, as required under the “Gambling Activities Undertaken by Listing Applicants and/or Listed Issuers” announcement issued by the Stock Exchange dated March 11, 2003.

As at Latest Practicable Date our Directors are not aware of any non-compliance with applicable laws and regulations (including the Gaming Regulations and anti-money laundering regulations). We have obtained all necessary approvals, licenses, permits and qualifications, and all gaming promoters are officially licensed by the DICJ, whilst commission payments complied with the regulatory cap that has been effective since September 2009.

SUMMARY

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following summary historical financial information as of and for the years ended December 31, 2008, 2009 and 2010 and as of and for the six months ended June 30, 2010 and 2011 have been derived from the Accountants’ Report included in Appendix IA to this document. You should read this section in conjunction with “Financial Information” and those financial statements and the accompanying notes in Appendix IA to this document. The historical results are not necessarily indicative of the results of operations to be expected in the future. Pursuant to Rule 19.18 of the Listing Rules, the Stock Exchange has allowed us to prepare the Accountants’ Report set out in Appendix IA to this document in conformity with U.S. GAAP provided that a reconciliation of such financial information in accordance with IFRS is included in this document. In addition, the Stock Exchange has allowed us to prepare our accounts in accordance with U.S. GAAP after Listing for the purposes of our financial reporting required under the Listing Rules, subject to the condition that our annual accounts should include a reconciliation of our financial statements in accordance with IFRS in the form and substance adopted in Appendix IA to this document. In addition, the Stock Exchange has imposed the condition that we will be required to report our financial statements to the Shareholders under IFRS should we no longer maintain a listing on NASDAQ.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands of US$, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542
Total operating costs and expenses	(1,414,960)	(1,604,920)	(2,549,464)	(1,142,479)	(1,602,740)
Operating income (loss)	1,174	(272,047)	92,512	(1,234)	163,802
Net (loss) income	(2,463)	(308,461)	(10,525)	(42,575)	73,808
(Loss) income per share — Basic	(0.0019)	(0.2104)	(0.0066)	(0.0267)	0.0461
(Loss) income per share — Diluted	(0.0019)	(0.2104)	(0.0066)	(0.0267)	0.0458
Weighted average Shares used in calculating (loss) income per share
— Basic	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,599,631,942
— Diluted	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,611,770,624

	As of December 31,			As of June 30, 2011
	2008	2009	2010
	(in thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	815,144	212,598	441,923	1,026,851
Restricted cash	67,977	236,119	167,286	368,437
Total assets	4,495,442	4,862,845	4,884,440	5,555,011
Total current liabilities	447,289	521,643	675,604	469,602
Total debts(1)	1,529,195	1,798,879	1,839,931	2,432,420
Total liabilities	2,086,838	2,353,801	2,361,249	2,940,184
Total equity	2,408,604	2,509,044	2,523,191	2,614,827

Note:

(1)	Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

SUMMARY

Other Financial and Operational Data

The following table sets forth our adjusted property EBITDA and adjusted EBITDA for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousands of US$)
Adjusted property EBITDA(1)(3)
Mocha Clubs	25,805	25,416	29,831	13,616	21,389
Altira Macau	162,487	13,702	133,679	58,501	114,132
City of Dreams	(23)	56,666	326,338	113,807	237,352

Total adjusted property EBITDA	188,269	95,784	489,848	185,924	372,873
Adjusted EBITDA(2)(3)	157,025	55,756	430,359	160,329	337,596

Notes:

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses.

(2)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, and other non-operating income and expenses.

(3)	We changed the name of our segment operating measure from adjusted EBITDA to adjusted property EBITDA, effective for annual and interim periods commencing January 1, 2010. Additionally, we introduced a new performance measure, adjusted EBITDA, which represents our total adjusted property EBITDA less corporate and other expenses. Disclosures for previous periods are also presented on this basis for comparative purposes. Our management uses adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses adjusted property EBITDA and adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, adjusted property EBITDA or adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and adjusted EBITDA presented in this document may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this document, less reliance should be placed on adjusted property EBITDA or adjusted EBITDA as a measure in assessing our overall financial performance.

SUMMARY

The following reconciles adjusted property EBITDA and adjusted EBITDA to net (loss) income for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(in thousands of US$)
Adjusted property EBITDA	188,269	95,784	489,848	185,924	372,873
Corporate and other expenses	(31,244)	(40,028)	(59,489)	(25,595)	(35,277)
Adjusted EBITDA	157,025	55,756	430,359	160,329	337,596
Pre-opening costs	(21,821)	(91,882)	(18,648)	(6,982)	(1,285)
Development costs	—	—	—	—	(1,110)
Depreciation and amortization	(126,885)	(217,496)	(313,065)	(152,112)	(166,518)
Share-based compensation	(6,855)	(11,385)	(6,043)	(2,503)	(3,856)
Property charges and others	(290)	(7,040)	(91)	34	(1,025)
Interest and other non-operating expenses, net	(5,107)	(36,546)	(102,117)	(41,484)	(89,925)
Income tax credit (expense)	1,470	132	(920)	143	(69)
Net (loss) income	(2,463)	(308,461)	(10,525)	(42,575)	73,808

The following table sets forth our summary consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011:

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands of US$)
Net cash (used in) provided by operating activities	(11,158)	(112,257)	401,955	73,339	320,820
Net cash used in investing activities	(913,602)	(1,143,639)	(190,310)	(117,471)	(295,717)
Net cash provided by financing activities	904,485	653,350	17,680	126,766	559,651

AMERICAN DEPOSITARY SHARES

Our ADSs were listed on the NASDAQ Global Market in December 2006 and have been upgraded to be traded on the NASDAQ Global Select Market since January 2009. In December 2006, we completed our initial public offering of 60,250,000 ADSs, representing 180,750,000 Shares. In connection with our initial public offering, we issued 181,146 Shares represented by 60,382 ADSs, to Melco for distribution by Melco to its shareholders as an assured entitlement distribution, and subsequently in January 2007, the underwriters exercised the over-allotment option in full to purchase an additional 9,037,500 ADSs, representing 27,112,500 Shares. The proceeds from this offering, after deduction of fees and expenses, were approximately US$1.2 billion and were principally used to repay a facility of US$500 million in connection with our Subconcession and to pay development costs of Altira Macau and City of Dreams, including approximately US$668 million for the acquisition of property and equipment for these projects, and working capital.

SUMMARY

In November 2007, we completed a follow-on offering of 37,500,000 ADSs, representing 112,500,000 Shares. The proceeds from this offering, after deduction of fees and expenses, were approximately US$570 million and were principally used for development costs of City of Dreams and working capital.

In May 2009, we completed another follow-on offering of 22,500,000 ADSs and 67,500,000 Shares, representing a combined total of 135,000,000 Shares. In August 2009, we completed a further follow-on offering of 42,718,445 ADSs, representing 128,155,335 Shares. Proceeds from these offerings, after deduction of fees and expenses, were approximately US$383.5 million and were primarily used for cash security to reduce or replace the letters of credit maintained by Melco and Crown and working capital, with the balance currently being maintained in interest bearing bank deposits.

Deutsche Bank Trust Company Americas is acting as the depositary for our ADSs. Each ADS represents three Shares. ADSs may be represented by certificates that are commonly known as American depositary receipts, or ADRs. For a description of our ADSs, please see “Listings, Registration, Dealings and Settlement — Depositary.”

We are required to provide NASDAQ with notification of non-compliance if our executive officers become aware of any non-compliance by our Company with applicable NASDAQ requirements. As of the date of this document, we have not provided any such notification to NASDAQ.

WITHDRAWAL FROM AND DEPOSIT INTO THE ADS PROGRAM

A holder of Shares may trade his/her Shares in the form of ADSs on NASDAQ and a holder of ADSs may trade his/her ADSs in the form of Shares on the Stock Exchange by complying with certain prescribed procedures and requirements. See “Listings, Registration, Dealings and Settlement — Depositary — Withdrawal from and Deposit into the ADS Program” for more details.

DIVIDEND POLICY

We have not in the past declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our Shares in the near to medium term. We currently intend to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to service debt and to operate and expand our business.

Our Board has complete discretion on whether to pay dividends, subject to the approval of our Shareholders in the case of annual dividends. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. Dividends will be declared and paid in Hong Kong dollars for holders of Shares and U.S. dollars for holders of ADSs.

All of our subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year or period in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2008, 2009 and 2010 and June 30, 2011, the balance of the reserve amounted to approximately US$3,000, respectively.

SUMMARY

Our 2011 Credit Facilities, the Senior Notes and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Risk Factors — Risks Relating to the Dual Primary Listing — We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”

SUMMARY OF MATERIAL INDEBTEDNESS

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, the Studio City Project and potentially the next phase of City of Dreams. We have relied and intend in the future to rely on our operating cash flow and debt and equity funding to meet our financing needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

SUMMARY

The following tables contain some summary information about our material indebtedness. For more details, please see “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Description of Material Indebtedness.”

2011 Credit Facilities

Borrowing group	Melco Crown Gaming and certain subsidiaries of the Group

Facility agent	Deutsche Bank AG, Hong Kong branch

Security agent	DB Trustees (Hong Kong) Limited

2011 Term Loan Facility	HK$6.24 billion (approximately US$800 million)

Principal outstanding	HK$ 6.24 billion (approximately US$800 million) as of the Latest Practicable Date

Repayment	In quarterly installments according to an amortization schedule commencing on September 30, 2013

2011 Revolving Credit Facility	Up to HK$3.12 billion (approximately US$400 million) on a fully revolving basis

Outstanding amount	HK$ 1.65 billion (approximately US$212.5 million) drawn down as of the Latest Practicable Date

Repayment	In full on the last day of an agreed upon interest period ranging from one to six months, or roll over subject to compliance with covenants and satisfaction of conditions precedent

Interest and fee	HIBOR plus a margin ranging from 1.75% to 2.75% per annum; commitment fee payable quarterly in arrears on the daily undrawn amount

Maturity date	June 30, 2016

Security	Includes, among others, a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by the relevant entities in the Borrowing Group

Key covenants and financial ratios	(i) Leverage cannot exceed 3.00:1.00 for reporting periods ending September 30, 2011 up to June 30, 2013 and cannot exceed 2.50:1.00 for reporting periods ending September 30, 2013 and onwards;

(ii)    Total Leverage cannot exceed 4.50:1.00 for reporting periods ending September 30, 2011 up to June 30, 2013 and cannot exceed 4.00:1.00 for reporting periods ending September 30, 2013 and onwards; and

(iii) Interest Cover must be greater than or equal to 4.00:1.00 for reporting periods ending September 30, 2011 onwards

SUMMARY

RMB Bonds and Deposit-Linked Loan

RMB Bonds

Issuer	Melco Crown Entertainment Limited

Principal amount	RMB2.3 billion (US$353.3 million) aggregate principal amount

Principal outstanding	RMB2.3 billion (US$353.3 million)

Interest	3.75% per annum, payable semi-annually in arrears on May 9 and November 9 of each year

Issue date	May 9, 2011

Maturity date	May 9, 2013

Use of proceeds	To fund the payment for the acquisition of a 60% equity interest in the Cyber One Group and pre- fund certain scheduled interest payments on the RMB Bonds

Key covenants and financial ratios	As at the end of any twelve months period ending on December 31 or June 30,

(i) Consolidated tangible net worth cannot be less than US$1 billion; and

(ii) Maximum leverage ratio cannot exceed 2.50:1.00

Deposit-Linked Loan

Lender	Bank of China Limited, Macau Branch

Principal amount	HK$2,748.5 million (US$353.3 million)

Outstanding amount	HK$2,748.5 million (US$353.3 million)

Interest	2.88% per annum, payable semi-annually in arrears on May 8 and November 8 in each year

Maturity date	May 20, 2013

Security	Deposit of RMB2.3 billion, bearing interest at 1.5% per annum, receivable semi-annually in arrears on May 8 and November 8 of each year

Use of proceeds	To hedge exposure to RMB fluctuations under the RMB Bonds

SUMMARY

Senior Notes

Issuer	MCE Finance

Principal amount	US$600 million aggregate principal amount

Principal outstanding	US$600 million

Interest	10.25% per annum, payable semi-annually in arrears

on May 15 and November 15 of each year

Issue date	May 17, 2010

Maturity date	May 15, 2018

Guarantors	Our Company, our subsidiary MPEL International and the Senior Note Subsidiary Group Guarantors

Security	First priority pledge of the intercompany note under which MCE Finance on-lent to MPEL Investments an aggregate amount necessary to reduce our indebtedness under the City of Dreams Project Facility

Use of proceeds	To reduce indebtedness under the City of Dreams Project Facility

Key covenants	Limitations on the ability of MCE Finance and its restricted subsidiaries to incur or guarantee additional indebtedness, make specified restricted payments, issue or sell capital stock, sell assets, create liens, enter into agreements that restrict the ability of the restricted subsidiaries to pay dividends, transfer assets or make intercompany loans, enter into transactions with shareholders or affiliates and effect a consolidation or merger.

The table below summarizes the maturity schedule of our indebtedness as of September 30, 2011.

	Year ending December 31,
	2011 and 2012	2013	2014	2015	2016	thereafter	Total
			(US$ in million)
2011 Credit Facilities	—	128.3	256.7	256.7	373.0	—	1,014.7
RMB Bonds	—	360.1	—	—	—	—	360.1
Loans from Shareholders	—	115.6	—	—	—	—	115.6
Deposit-Linked Loan		353.3	—	—	—	—	353.3
Senior Notes(1)	—	—	—	—	—	600.0	600.0

Total	—	957.3	256.7	256.7	373.0	600.0	2,443.7

Note:

(1)	Before issue discount

The loans from shareholders are expected to be converted into equity on November 29, 2011, with an adjustment to ensure that Melco Leisure and Crown Asia Investments maintain their interests in our Company in equal proportions. See “History and Corporate Structure —Shareholder Loans” for further details.

During the relevant periods of the Track Record Period, we did not experience any non-compliance with the covenants contained in the debt instruments and loan facilities described above that was not waived or rectified. As of the Latest Practicable Date, we were in compliance with the relevant covenants under the debt instruments and loan facilities described above.

SUMMARY

2006 SHARE INCENTIVE PLAN

We have adopted the 2006 Share Incentive Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, Directors and consultants and to promote the success of our business. Under the 2006 Share Incentive Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including Shares issuable upon exercise of options) is 100,000,000 over ten years.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan as of the Latest Practicable Date, is presented below:

	Exercise Price/Grant Date Fair Value per ADS (US$)	Number of Unvested Share Options/Restricted Shares	Vesting Period
Share Options
2008 Long Term Incentive Plan	12.04 — 4.08	88,157	4 years
2008 Retention Program	3.04	4,136,229	3 years
2009 Cancel and Re-issue Program	4.28	1,860,327	4 years
2009 Long Term Incentive Plan	3.04 —3.26	2,258,238	4 years
2010 Long Term Incentive Plan	3.75 —3.98	1,465,188	3 to 4 years
2011 Long Term Incentive Plan	7.57	5,073,600	3 years

		14,881,739

Restricted Shares
2008 Long Term Incentive Plan	3.99 — 12.95	154,424	4 years
2008 Retention Program	3.04	689,511	3 years
2009 Long Term Incentive Plan	3.26	310,596	4 years
2010 Long Term Incentive Plan	3.75 —4.66	797,003	2 to 4 years
2011 Long Term Incentive Plan	7.57	2,822,151	3 years

		4,773,685

Note:

(1)	The impact of the following transactions has not been reflected in the above table:

(i)	On November 25, 2011, 689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on the same date.

(ii)	It is expected that on November 29, 2011, the outstanding shareholder loan balances due to Melco Leisure and Crown Asia Investments, which amounted to HK$899.7 million (approximately US$115.6 million) as of September 30, 2011, will be converted into equity, with an adjustment between Melco Leisure and Crown Asia Investments to ensure that they maintain their interests in our Company in equal proportions. The price of capitalization will be determined as one-third of the VWAP of our ADSs as quoted on the NASDAQ Global Select Market over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three Shares. On the basis of the closing price of US$8.41 per ADS as of November 23, 2011, it is estimated that 41,164,022 Shares will be issued upon capitalization of the shareholder loans. For further details on the capitalization of the shareholder loans, please refer to our press release dated November 18, 2011 published on our Company’s website. The Company will make an announcement on November 30, 2011 outlining the enlarged share capital and actual dilution to existing shareholders’ interests as a result of the capitalization.

As of the Latest Practicable Date, the unvested share options granted under the 2006 Share Incentive Plan represent approximately 0.923% of the issued share capital of our Company. If all the unvested share options are exercised and vested during the six months ended June 30, 2011 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our Shareholders of approximately 0.926% and earnings per Share of US$0.0004. No further awards will be granted under the 2006 Share Incentive Plan after the Listing Date. All subsequent awards will be issued under the 2011 Incentive Plan.

SUMMARY

Please refer to the section headed “Statutory and General Information — 2006 Share Incentive Plan and 2011 Share Incentive Plan” in Appendix V to this document for further details.

2011 SHARE INCENTIVE PLAN

The 2011 Share Incentive Plan was conditionally adopted by our Company pursuant to a resolution passed by our Shareholders at an extraordinary general meeting on October 6, 2011. Please refer to the section headed “Statutory and General Information — 2006 Share Incentive Plan and 2011 Share Incentive Plan” in Appendix V to this document for further details. No further awards will be granted under the 2006 Share Incentive Plan after the Listing Date. All subsequent awards will be made under the 2011 Share Incentive Plan. As at the Latest Practicable Date, no award had been granted or agreed to be granted under the 2011 Share Incentive Plan. The maximum aggregate number of Shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 Shares.

OUR COMPETITIVE STRENGTHS

•	Diversified Portfolio of High Quality Properties Targeting Multiple Customer Segments

•	Ability to Identify and Capture Innovative Growth Opportunities

•	Ability to Develop and Introduce Innovative Product and Service Concepts to the Market

•	Significant Experience of Our Controlling Shareholders and Seasoned Management Team

•	Strong Sales Reach and Customer Hosting and Loyalty Programs to Drive Business

•	Development and Construction Experience

•	Strong Operating Performance to Fund Potential Growth Opportunities

OUR STRATEGIES

•	Develop a Balanced Product Portfolio of Well-Recognized Branded Experiences Tailored for a Broad Spectrum of Customer Segments

•	Utilize Melco Crown Gaming’s Subconcession to Maximize Our Business and Revenue Potential

•	Develop Comprehensive Marketing and Customer Loyalty Programs

•	Create First Class Service Experiences

•	Maintain a Strong Balance Sheet and Conservative Capital Structure, De-Leverage and Remain Alert to Potential Growth Opportunities

SUMMARY

RISK FACTORS

Risks Relating to Our Business and Operations in Macau

•

We have a short operating history, and so we are subject to significant risks and uncertainties. Our short operating history may not serve as an adequate basis to judge our future operating results and prospects.

•	We are dependent upon a limited number of properties for a substantial portion of our cash flow, we are and will be subject to greater risks than a gaming company with more operating properties.

•	Servicing our debt requires a significant amount of cash, and we may not generate a sufficient level of cash flow from our businesses to make scheduled payments on our debt.

•	Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

•	The success of our business may depend on our ability to attract and retain adequate qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

•

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase or we may not be able to obtain similar insurance coverage in the future.

•	Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

•	The winnings of our patrons could exceed our casino winnings at particular times during our operations.

•	Win rates for our casino operations depend on a variety of factors, some beyond our control, which, at particular times, adversely impact our results of operations.

•	Our gaming business is subject to the risk of cheating and counterfeiting.

•	Because we depend upon our properties in Macau for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more than one market.

•	Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

•	Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

•

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (avian flu or bird flu), Severe Acute Respiratory Syndrome, or SARS, or H1N1 virus (swine flu) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

SUMMARY

•	Macau is susceptible to severe typhoons that may disrupt our operations.

•	Any fluctuation in the value of the HK dollar, U.S. dollar or Pataca may adversely affect our indebtedness, expenses and profitability.

•

All our future construction projects, including the next phase of City of Dreams and the Studio City Project, will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

•

We could encounter substantial cost increases or delays in the development of our projects, including the next phase of City of Dreams and the Studio City Project, which could prevent or delay the opening of such projects.

•

We are planning to develop the Studio City Project on a plot of land for which the development period has elapsed and for which we have not yet obtained the final approval of the Macau Government for the amendment of the land concession on terms acceptable to us. If we do not obtain the extension of the development period and approval for the amendment of the land concession on terms acceptable to us, we could forfeit all or part of our investment in the Studio City Project and would not be able to open and operate that facility as planned.

•

Any simultaneous planning, design, construction and development of the next phase of City of Dreams and the Studio City Project may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

•	We may undertake mergers, acquisitions or strategic transactions that could result in operating difficulties and distraction from our current business.

•	Litigation, disputes and regulatory investigations may adversely affect our profitability and financial condition.

Risks Relating to the Gaming Industry in Macau

•	We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share.

•	The Macau Government could grant additional rights to conduct gaming in the future, which could significantly increase competition in Macau and cause us to lose or be unable to gain market share.

•

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

•

Melco Crown Gaming’s Subconcession contract expires in 2022 and if we were unable to secure an extension of its Subconcession in 2022 or if the Macau Government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.

SUMMARY

•	Melco Crown Gaming’s tax exemption on Complementary Tax on income from gaming operations under the Subconcession tax will expire in 2016, and we may not be able to extend it.

•	We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

•	The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenue.

•	Our business may face a higher level of volatility due to the current weighting of rolling chip in our revenue base.

•

We depend upon gaming promoters for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters, our ability to attract rolling chip patrons may be adversely affected.

•

Ama and the Individual Guarantor might not be able to repay to us the amounts outstanding under the settlement agreements, and, consequently, we may not be able to fully recover the amounts in debt by Ama towards us, in the approximate amount of HK$249.2 million, in the expected time or at all.

•

We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our Shareholders to suffer harm to our own and the Shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators.

•	Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.

•

We cannot assure you that AML policies that we have implemented, and compliance with applicable AML laws, will be totally effective to prevent our casino operations from being exploited for money laundering purposes.

•

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may adversely affect our projects.

•	Any violation of the FCPA could have a negative impact on us.

Risks Relating to Our Corporate Structure and Ownership

•	Our existing Shareholders will have a substantial influence over us and their interests in our business may be different than yours.

•	Business conducted by a collaboration of different corporate groups involves certain risks.

•

Melco and Crown may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau, which could have material adverse consequences to us and the interests of our minority Shareholders.

SUMMARY

•

Changes in our Share ownership, including a change of control of our Shares owned collectively by Melco and Crown, could result in our inability to draw loans or events of default under our indebtedness, or could require MCE Finance to make an offer to repurchase the Senior Notes or require us to make an offer to repurchase the RMB Bonds.

•

Crown’s investment in our Company is subject to regulatory review in several jurisdictions and if regulators in those jurisdictions were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, Crown may be required to withdraw from the joint venture.

Risks Relating to Our Financing and Indebtedness

•	Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

•	We may require external debt or equity financing to complete our future investment projects, which may not be available on satisfactory terms or at all.

•	We may not be able to generate sufficient cash flow to meet our debt service obligations.

•

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the indenture governing the Senior Notes and the RMB Bonds agreement, there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

•

The terms of the 2011 Credit Facilities may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

•	Our operations are restricted by the terms of the Senior Notes, which could limit our ability to plan for or to react to market conditions or meet our capital needs.

•	Our operations are restricted by the terms of the RMB Bonds which may limit our ability to respond to market conditions or to continue the growth of our business.

•

Drawdown or rollover of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access or roll over loan advances under such facilities. There is no assurance that we will be able to satisfy all conditions precedent under our current or future debt facilities.

•

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

•

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to generate revenue from operations at our present and future projects.

SUMMARY

Risks Relating to the Dual Primary Listing

•	If we fail to comply with applicable gaming or other laws, the Stock Exchange could cancel our Listing.

•

The trading price of our ADSs has been volatile since our ADSs began trading on NASDAQ and may be subject to fluctuations in the future. The market price for our Shares may also be volatile, which could result in substantial losses to investors.

•	The stock markets of NASDAQ and Hong Kong have different characteristics and the historical prices of the ADSs may not be indicative of the performance of the Hong Kong Shares after the Listing.

•	The liquidity of our Shares on the Stock Exchange may be limited and the effectiveness of the liquidity arrangements is subject to limitations.

•	There has been no prior public market for our Shares in Hong Kong, and there can be no assurance that an active market will develop.

•	We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

•	Substantial future sales or perceived sales of our Shares or ADSs in the public market could cause the price of our ADSs and Shares to decline.

•	You may have difficulties in protecting your interests under the Cayman Companies Law.

•	You may have difficulty enforcing judgments obtained against us.

•	Facts and other statistics in this document derived from official government publications or public database sources may not be reliable.

DEFINITIONS

In this document, the following expressions have the following meanings unless the context otherwise requires. Certain technical terms are explained in the section headed “Glossary” in this document.

“2006 Share Incentive Plan”	a share incentive plan as adopted and revised by the Board on November 28, 2006 and March 17, 2009 and as approved by the Shareholders on December 1, 2006 and May 19, 2009, respectively, which aims to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company

“2011 Credit Facilities”	the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011 between, amongst others, Melco Crown Gaming, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising the 2011 Term Loan Facility and 2011 Revolving Credit Facility, for a total amount of HK$ 9.36 billion (approximately US$ 1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility

“2011 Revolving Credit Facility”	the revolving credit facility forming part of the 2011 Credit Facilities entered into pursuant to an amendment agreement dated June 22, 2011 for a sum of HK$3.12 billion (approximately US $ 400 million) partially drawn as of June 30, 2011, to fund the partial repayment of the existing debt under the City of Dreams Project Facility, certain maintenance capital expenditure and general working capital purposes

“2011 Share Incentive Plan”	a share incentive plan conditionally adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company

“2011 Term Loan Facility”	the term loan facility forming part of the 2011 Credit Facilities entered into pursuant to an amendment agreement dated June 22, 2011 for a sum of HK$6.24 billion (approximately US$ 800 million) fully drawn as of June 30, 2011, for purposes of partial repayment of the existing debt under the City of Dreams Project Facility and the payment of associated fees, costs and other expenses

DEFINITIONS

“ADSs”	U.S. dollar-denominated Shares listed on the NASDAQ Global Select Market under the symbol “MPEL”. Each American Depositary Share represents an ownership interest in three ordinary Shares which is deposited with a custodian under the Deposit Agreement among our Company, the depositary and the holder of the American Depositary Share. The American Depositary Shares are evidenced by American Depositary Receipts issued under the Deposit Agreement

“Altira Developments”	Altira Developments Limited, a company incorporated on September 15, 2004 under the laws of Macau and a subsidiary of our Company

“Altira Hotel”	Altira Hotel Limited, a company incorporated on June 30, 2006 under the laws of Macau and a subsidiary of our Company

“Altira Macau”	an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments

“AML”	anti-money laundering

“Articles”	our articles of association conditionally adopted on October 6, 2011 and which will become effective upon the Listing, a summary of which is set out in the section headed “Summary of the Constitution of the Company and Cayman Companies Law” in Appendix IV to this document

“A$”	Australian dollars(s), the lawful currency of the Commonwealth of Australia

“Board of Directors” or “Board”	the board of Directors

“Borrowing Group”	Melco Crown Gaming and certain subsidiaries specified as guarantors under the 2011 Credit Facilities

“business day”	any day (other than a Saturday, Sunday or public holiday) on which banks in Hong Kong are generally open for business throughout their normal business hours

“BVI”	British Virgin Islands

“CAGR”	compound annual growth rate

“Cayman Companies Law”	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“CCASS Clearing Participant”	a person admitted to participate in CCASS as a direct clearing participant or a general clearing participant

DEFINITIONS

“CCASS Custodian Participant”	a person admitted to participate in CCASS as a custodian participant

“CCASS Investor Participant”	a person admitted to participate in CCASS as an investor participant who may be an individual or joint individuals or a corporation

“CCASS Participant”	a CCASS Clearing Participant, a CCASS Custodian Participant or a CCASS Investor Participant

“CEIC”	CEIC Data Company Limited

“China”, “mainland China” or	the People’s Republic of China excluding Hong Kong,
“PRC”	Macau and Taiwan, except where the context otherwise requires

“City of Dreams”	an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino area and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments

“City of Dreams Project Facility”	the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Gaming as borrower and certain other subsidiaries as guarantors, collectively refers to the Term Loan Facility and the Revolving Credit Facility, for a total sum of US$1.75 billion for the purposes of financing, amongst other things, certain project costs of City of Dreams, as amended and supplemented from time to time, including on June 30, 2011 as the 2011 Credit Facilities

“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Company”, “our Company”,	Melco Crown Entertainment Limited (formerly known as
“our”, “we” or “us”	“Melco PBL Entertainment (Macau) Limited”), a company incorporated in the Cayman Islands on December 17, 2004 as an exempted company with limited liability and, except where the context indicates otherwise, includes any of the businesses and operations that is or was carried out by any member of our Group

“Complementary Tax”	a tax that is imposed on all income derived by a Macau entity. The rates of complementary tax range from 9% to 12%, depending on the amount of taxable income

DEFINITIONS

“Concession(s)”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“Concessionaire(s)”	the holder(s) of a concession for the operation of casino games in Macau. As at the Latest Practicable Date, the Concessionaires were Galaxy, SJM and Wynn Macau

“Controlling Shareholders”	has the meaning ascribed to such term under the Listing Rules and, in this document, means the controlling shareholders of our Company, namely Melco through Melco Leisure and Crown through Crown Entertainment Group Holdings and Crown Asia Investments

“Cotai”	an area of reclaimed land located between the islands of Taipa and Coloane in Macau

“Credit Suisse”	Credit Suisse (Hong Kong) Limited

“Crown”	Crown Limited, a company incorporated under the laws of Victoria, Australia, and one of our controlling shareholders through Crown Entertainment Group Holdings and Crown Asia Investments. It is an Australian listed corporation which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007 as part of the demerger of PBL’s media and gaming business. As the context may require, “Crown” shall include its predecessor, PBL

“Crown Asia Investments”	Crown Asia Investments Pty, Ltd., formerly known as PBL Asia Investments Limited, a company incorporated on December 17, 2004 under the Cayman Companies Law, deregistered in the Cayman Islands on August 19, 2009 and registered in Victoria, Australia on August 19, 2009, a subsidiary of Crown Entertainment Group Holdings

“Crown Entertainment Group	Crown Entertainment Group Holdings Pty, Ltd., a company
Holdings”	incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown

“Cyber One”	Cyber One Agents Limited, a company incorporated in the BVI with limited liability, which is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings

“Cyber One Group”	Cyber One Agents Limited together with its direct and indirect subsidiaries

“Deposit Agreement”	the deposit agreement entered into on December 22, 2006 among our Company, Deutsche Bank Trust Company Americas and the holders and beneficial owners of ADSs evidenced by American depositary receipts issued thereunder

DEFINITIONS

“Deposit-Linked Loan”	a deposit linked facility for HK$2.7 billion (US$353.3 million) entered on May 20, 2011, which is secured by a deposit of RMB2.3 billion (US$353.3 million) from the proceeds of the RMB Bonds

“Designated Dealers”	Credit Suisse Securities (Hong Kong) Limited and Deutsche Securities Asia Limited (in alphabetical order)

“Deutsche Bank”	Deutsche Bank AG, Hong Kong Branch

“DICJ”	the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau

“Director(s)”	the director(s) of our Company

“DSEC”	the Direcção dos Serviços de Estatística e Censos, a department of the Public Administration of Macau in charge of the orientation, coordination, execution and control of the statistical activities in Macau

“Exchange Notes”	approximately 99.96% of the Initial Notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018 registered under the U.S. Securities Act of 1933

“Exchangeable Bonds”	the US$250 million in aggregate principal amount of 2.4% guaranteed exchangeable bonds due 2012 offered by Melco Crown SPV Limited (formerly known as “Melco PBL SPV Limited”), a 50/50 special purpose vehicle formed between Melco Leisure and Crown Asia Investments in September 2007

“FCPA”	the U.S. Foreign Corrupt Practices Act

“Galaxy”	Galaxy Casino, S.A., one of the three Concessionaires, an Independent Third Party

“Gambling Ordinance”	the Gambling Ordinance (Chapter 148 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Gaming Credit Law”	Macau Law No. 5/2004 (Legal Framework for the Extension of Credit for Gaming and Betting in Games of Fortune)

“Gaming Law”	Macau Law No. 16/2001 (Legal Framework for the Operations of Games of Fortune and Chance in a Casino)

“Gaming Promoters Regulation”	Macau Administrative Regulation No. 6/2002 (as amended by Macau Administrative Regulation No. 27/2009)

“Gaming Tender Regulation”	Macau Administrative Regulation No. 26/2001

DEFINITIONS

“GDP”	gross domestic product

“Greater China”	mainland China, Hong Kong and Macau

“Group” or “our Group”	our Company and our subsidiaries and, in respect of the period before our Company became the holding company of such subsidiaries, the entities which carried on the business of the present Group at the relevant time

“HIBOR”	Hong Kong Interbank Offered Rate

“HKSCC”	Hong Kong Securities Clearing Company Limited

“HKSCC Nominees”	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC

“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong dollar(s)” or “HK$” or	Hong Kong dollar(s), the lawful currency of Hong Kong

“HK dollar(s)”

“Hong Kong Share Registrar”	Computershare Hong Kong Investor Services Limited

“IFRS”	International Financial Reporting Standards

“Independent Third Party(ies)”	parties which are not connected persons of our Company within the meaning of the Listing Rules

“Initial Notes”	the US$ 600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010

“Introduction”	the listing of Shares on the Main Board of the Stock Exchange by way of introduction pursuant to the Listing Rules

“IVS”	the Individual Visit Scheme that allows citizens of mainland China to obtain visas to visit Macau and Hong Kong individually and not as part of a tour group

“Joint Sponsors”	Credit Suisse and Deutsche Bank (in alphabetical order)

“Las Vegas”	the Las Vegas gaming market as defined by the Nevada Gaming Control Board

“Latest Practicable Date”	November 23, 2011, being the latest practicable date for ascertaining certain information in this document prior to its publication

“LIBOR”	London Interbank Offered Rate

“Liquidity Period”	the 30-day period from and including the Listing Date

DEFINITIONS

“Listing”	the listing of the Shares on the Main Board of the Stock Exchange

“Listing Committee”	the Listing Committee of the Stock Exchange

“Listing Date”	the date, expected to be on or around December 7, 2011, on which our Shares are listed and from which dealings in our Shares are permitted to take place on the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time

“Macau”	the Macau Special Administrative Region of the PRC

“Macau Gaming Law”	the Regulation of the Public Tender for Awarding Licenses to Operate Casino Games of Chance in Casinos issued by the Macau Government

“Macau Government”	the local government of Macau

“Macau Tower”	the Macau Tower Convention & Entertainment Centre, owned by Sociedade de Turismo e Diversões de Macau, S.A. and operated by Shun Tak Holdings Limited

“MCE Finance”	MCE Finance Limited, a company incorporated in the Cayman Islands on June 7, 2006 as an exempted company with limited liability and a direct wholly-owned subsidiary of our Company

“Melco”	Melco International Development Limited, a company incorporated in Hong Kong on June 4, 1910 as a limited liability company whose shares are listed on the Stock Exchange, and one of our Controlling Shareholders through Melco Leisure

“Melco Crown (COD)	Melco Crown (COD) Developments Limited, a company
Developments”	incorporated under the laws of Macau on July 20, 2004 and one of the subsidiaries of our Company through which we hold the land and buildings for City of Dreams

“Melco Crown (COD) Hotels”	Melco Crown (COD) Hotels Limited, a company incorporated under the laws of Macau on May 29, 2007 and one of the subsidiaries of our Company through which we currently operate the non-gaming businesses at City of Dreams

“Melco Crown Gaming”	Melco Crown Gaming (Macau) Limited, a company incorporated under the laws of Macau on May 10, 2006 and one of the three Subconcessionairies and a subsidiary of our Company

DEFINITIONS

“Melco Leisure”	Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the BVI on August 23, 1990

“Memorandum”	our memorandum of association conditionally adopted on October 6, 2011 and which will become effective upon the Listing, a summary of which is set out in the section headed “Summary of the Constitution of the Company and Cayman Companies Law” in Appendix IV to this document

“MGM Grand Paradise”	MGM Grand Paradise, S.A., one of the three Subconcessionaires, one of its substantial shareholders is Ms. Pansy Ho, sister of Mr. Lawrence Ho

“Mocha Clubs”	collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Gaming

“MOP” or “Pataca(s)”	Macau Pataca(s), the lawful currency of Macau

“MPEL International”	MPEL International Limited, a company incorporated in the Cayman Islands on January 6, 2005 as an exempted company with limited liability and an indirect wholly- owned subsidiary of our Company

“MPEL Investments”	MPEL Investment Limited, a company incorporated in the Cayman Islands on June 7, 2006 as an exempted company with limited liability and an indirect wholly-owned subsidiary of our Company

“MPEL Nominee One”	MPEL Nominee One Limited, a company incorporated in the Cayman Islands on May 18, 2007 as an exempted company with limited liability and an indirect wholly-owned subsidiary of our Company

“MPEL Nominee Two”	MPEL Nominee Two Limited, a company incorporated in the Cayman Islands on May 18, 2007 as an exempted company with limited liability and an indirect wholly-owned subsidiary of our Company

“MPEL Nominee Three”	MPEL Nominee Three Limited, a company incorporated in the Cayman Islands on May 23, 2007 as an exempted company with limited liability and an indirect wholly- owned subsidiary of our Company

“Mr. Lawrence Ho”	Mr. Lawrence Yau Lung Ho, an executive Director of our Company

“MSC Desenvolvimentos”	MSC Desenvolvimentos, Limitada, a company incorporated on December 11, 2000 under the laws of Macau and a subsidiary of our Company

DEFINITIONS

“NASDAQ”	the National Association of Securities Dealers Automated Quotation System

“New Cotai Holdings”	New Cotai Holdings, LLC, a company incorporated in Nevada on March 24, 2006 under the laws of Nevada, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.

“PBL”	Publishing and Broadcasting Limited, an Australian listed corporation which is now known as Consolidated Media Holdings Limited

“PRC government”	the central government of China and all governmental subdivisions (including provincial, municipal and other regional or local governments) and organs thereof or, as the context requires, any of them

“Revolving Credit Facility”	the revolving credit facility granted under the City of Dreams Project Facility, originally for a sum of US$ 250 million

“RMB” or “Renminbi”	Renminbi, the lawful currency of China

“RMB Bonds”	the RMB2.3 billion aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011

“Sale”	the sale of approximately 1% of our Shares in issue as of the business day before the start of the Liquidity Period, by Melco Leisure as vendor to the Joint Sponsors on or before the Liquidity Period

“Sale and Repurchase Agreement”	the sale and repurchase agreement dated November 28, 2011 as specifically described in the section headed “Listings, Registration, Dealings and Settlement — Liquidity Arrangements — Intended Liquidity Activities during the Liquidity Period” in this document

“SBGF Agreement”	the subconcession bank guarantee request letter, dated September 1, 2006, issued by us and the bank guarantee number 269/2006, dated September 6, 2006, extended by Banco Nacional Ultramarino, S.A. in favor of the Macau Government at the request of Melco Crown Gaming, including a promissory note executed in connection thereunder

“SEC”	the U.S. Securities and Exchange Commission

“Securities and Futures Commission” or “SFC”	the Securities and Futures Commission of Hong Kong

DEFINITIONS

“Securities and Futures Ordinance” or “SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Securities Lending Agreement”	the securities lending agreement dated November 28, 2011 as specifically described in the section headed “Listings, Registration, Dealings and Settlement — Liquidity Arrangements — Intended Liquidity Activities during the Liquidity Period” in this document

“Senior Note Guarantees”	the guarantees provided by our Company, MPEL International and the Senior Note Subsidiary Group Guarantors with respect to the Senior Notes

“Senior Note Guarantors”	MPEL International, our Company and the Senior Note Subsidiary Group Guarantors with respect to the Senior Notes

“Senior Note Subsidiary Group Guarantees”	the guarantees provided by the Senior Note Subsidiary Group Guarantors with respect to the Senior Notes

“Senior Note Subsidiary Group Guarantor(s)”	Melco Crown Gaming, MPEL Nominee One, MPEL Investments, Altira Hotel, Altira Developments, Melco Crown (COD) Hotels, Melco Crown (COD) Developments, Melco Crown (Cafe) Limited, Golden Future (Management Services) Limited, MPEL (Delaware) LLC, Melco Crown Hospitality and Services Limited, Melco Crown (COD) Retail Services Limited, Melco Crown (COD) Ventures Limited, COD Theatre Limited, Melco Crown COD (HR) Hotel Limited, Melco Crown COD (CT) Hotel Limited and Melco Crown COD (GH) Hotel Limited with respect to the Senior Notes

“Senior Notes”	the Initial Notes and the Exchange Notes, collectively

“SGX-ST”	Singapore Exchange Securities Trading Limited

“Shareholder”	a holder of our Share(s) from time to time

“Shares”	ordinary shares in our share capital with a nominal value of US$0.01 each

“SJM”	Sociedade de Jogos de Macau, S.A., one of the three Concessionaries, a company controlled by the associates of Mr. Lawrence Ho

“SPV”	Melco Crown SPV Limited, formerly known as Melco PBL SPV Limited, a Cayman Islands exempted company which is owned as to 50% by Melco Leisure and as to 50% by Crown Asia Investments

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Stock Lenders”	Melco Leisure and Crown Asia Investments

“Studio City Project”	an integrated resort comprising entertainment, retail and gaming facilities proposed to be developed under the shareholder agreement between our Company and New Cotai, LLC

“Subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau Government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau , and “our Subconcession” refers to the Macau gaming subconcession held by Melco Crown Gaming

“Subconcession Contract”	an agreement for the operation of games of fortune and chance or other games in casino in Macau entered into among Wynn Macau, Melco Crown Gaming and the Macau Government on September 8, 2006

“Subconcessionaire(s)”	the holder(s) of a subconcession for the operation of casino games in Macau. As at the Latest Practicable Date, the Subconcessionaires were VML, Melco Crown Gaming and MGM Grand Paradise

“Taipa Square Casino”	a casino on Taipa Island, Macau operating within Hotel Taipa Square, which opened in June 2008

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers

“Term Loan Facility”	the term loan facility granted under the City of Dreams Project Facility for an amount of US$1.5 billion

“Track Record Period”	the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. dollar(s)” or “US$”	United States dollar(s), the lawful currency of the United States

“U.S. Exchange Act”	the U.S. Securities Exchange Act of 1934, as amended, supplemented or otherwise modified from time to time, including the rules and regulations promulgated thereunder

“U.S. GAAP”	Generally Accepted Accounting Principles in the United States

DEFINITIONS

“U.S. Securities Act”	the U.S. Securities Act of 1933, as amended, supplemented or otherwise modified from time to time, including the rules and regulations promulgated thereunder

“VML”	Venetian Macao, S.A., one of the three Subconcessionaries, an Independent Third Party

“VWAP”	volume weighted average price

“Wynn Macau”	Wynn Resorts (Macau) S.A., one of the three Concessionaires, an Independent Third Party

“%”	per cent.

In this document:

•

the English language names of certain entities are provided for identification purposes and for your convenience only. Some of these entities do not have registered English language names and, accordingly, in the event of any inconsistency, the Chinese names or Portuguese names (as the case may be) shall prevail;

•

the terms “associate”, “connected person”, “connected transaction”, “controlling shareholder”, “subsidiary” and “substantial shareholder” shall have the meanings given to such terms in the Listing Rules, unless the context otherwise requires;

•	references to “we”, “us”, “our” in the context of Macau gaming activities and operations are specifically to our subsidiary, Melco Crown Gaming, the Subconcession and gaming operations in Macau.

GLOSSARY

The following glossary contents explanations of certain terms and definitions used in this document as applicable to our Company and business. These terms and their meanings may not correspond to their standard industry meanings or usages.

“average daily rate”	calculated by dividing total room revenue (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash and net markers issued that are deposited in a gaming table’s drop box to purchase gaming chips plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“expected hold percentage”	casino win based upon our mix of games as a percentage of drop or rolling chip volume assuming theoretical house advantage is achieved

“front money”	The funds required to be deposited by some gaming patrons at the casino cage which they can use for gaming purposes. Front money deposits enable a player to draw upon funds by signing chip purchase vouchers at the table games up to the amount of the deposit

“gaming machine handle (volume)”	the total amount wagered in gaming machines in aggregate for the period cited

“gaming promoter aggregator model”	under this model, the gaming operator typically pays an additional level of remuneration above usual market commission rate to the gaming promoter which in return provides additional services by managing and providing credit to its collaborators

“gaming promoter” or “junket representative”	an individual or corporate entity who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation, provides credit in its sole discretion (subject to an authorization agreement entered into with a concessionaire or subconcessionaire), and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

GLOSSARY

“hold percentage”	the amount of win (calculated before discounts and
commissions) as a percentage of drop or rolling chip volume

“hotel occupancy rate”	the average percentage of available hotel rooms occupied during a period

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“Las Vegas Strip”	the group of resort hotels and casinos located on Las Vegas Boulevard South in Clark County, Nevada. The Las Vegas Strip is home to the majority of the large-scale casinos and the source of the majority of gaming revenues in the Las Vegas metropolitan area

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip hold percentage”	mass market table games win as a percentage of non-rolling chip volume

“non-rolling chip” or “traditional cash chip”	chip used by mass market patrons to make wagers and can be exchanged for cash

“non-rolling chip volume”	the amount of table games drop in the mass market segment, therefore tracking the initial purchase of chips

“premium direct player”	a rolling chip player who is a direct customer of the Concessionaires or Subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

GLOSSARY

“progressive jackpot”	a jackpot for a slot machine or table game where the value of the jackpot increases as wagers are made. Multiple slot machines or table games may be linked together to establish one progressive jackpot

“Revenue per Available Room or REVPAR”	calculated by dividing total room revenue (less service charges, if any) by total rooms available, thereby representing a summary of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip hold percentage”	rolling chip table games win as a percentage of rolling chip volume

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or Concessionaires or Subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“slot machine”	traditional gaming machine operated by a single player and electronic multiple-player gaming machines

“table games win”	the amount of wagers won net of wagers lost that is retained and recorded as casino revenue

“VIP gaming room” or “VIP gaming area”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage “The House of Dancing Water” show

“win percentage-gaming machines”	actual win expressed as a percentage of gaming machine handle

WAIVERS

DEALINGS IN THE SHARES PRIOR TO LISTING

According to Rule 9.09(b) of the Listing Rules, there must be no dealing in the securities for which listing is sought by any connected person of the issuer from four clear business days before the expected hearing date until listing is granted.

Dealings by connected persons

Our ADSs are currently listed on the NASDAQ Global Select Market. We are not in a position to control dealings in our Shares or ADSs by (a) connected persons whose investment decision cannot be controlled by our Directors and/or its substantial Shareholders; and (b) any other persons (whether or not an existing Shareholder) or their associates who may, as a result of such dealing, become a substantial shareholder of our Company within the meaning of the Listing Rules.

We have applied for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 9.09(b) of the Listing Rules in respect of any dealing by any connected persons who fall within categories (a) and (b) above from four clear business days before the date on which the hearing of the Listing Committee until the Listing is granted, on the grounds that:

(i)	our Company confirmed that we do not have control over the investment decisions of the connected persons of our Company who fall within categories (a) and (b) above at all material times;

(ii)	our Company confirmed that the connected persons of our Company who fall within categories (a) and (b) have not been and will not be involved in the management and operation of our Company and the flotation exercise prior to the Listing;

(iii)	we have not provided and will not provide any non-public information to the connected persons of our Company who fall within categories (a) and (b) at all material times;

(iv)	any prohibition on dealing in the Shares under Rule 9.09(b) of the Listing Rules by the connected persons of our Company who fall within categories (a) and (b) above is unrealistic in the context of a dual primary listing, where our Company has no control over the investment decisions of the other potential connected persons of our Company, if any, nor can our Company expect to receive any “no dealing” commitment from such connected persons, who are not involved in the present Hong Kong primary Listing application;

(v)	our Company confirmed that our Directors and chief executive officer and their respective associates will not deal in the Shares during the period prescribed in Rule 9.09(b) of the Listing Rules;

(vi)	our Company is a publicly listed company whose ADSs are listed on NASDAQ. Our Company has no control over the investment decisions of our independent Shareholders and investors are able to freely trade their ADSs in our Company on NASDAQ;

(vii)	we shall notify the Stock Exchange as soon as practicable of any dealing or suspected dealing by any connected persons of our Company during the period prescribed in Rule 9.09 (b) of the Listing Rules, of which we become aware;

WAIVERS

(viii)	our Company is aware of our obligations in relation to price sensitive information including the possible obligation to issue a supplemental document if price sensitive information is released on NASDAQ after the publication of this document; and

(ix)	our Company will release price sensitive information under the applicable laws and regulations so that any persons who deal in the ADSs will not possess any price sensitive information which has not been released to the public.

Exchangeable bonds

Unless previously redeemed or repurchased and cancelled, the Exchangeable Bonds are exchangeable at any time on or after September 10, 2008 and prior to August 31, 2012, by registered holders of the Exchangeable Bonds, into our ADSs at an initial exchange price of US$17.19 per ADS. SPV has a cash settlement option (the “Cash Settlement Option”) in lieu of delivering the ADSs but would intend to settle with ADSs, unless the prevailing market price comfortably exceeds US$17.19. The SPV currently holds some ADSs. The Controlling Shareholders will determine how the SPV shall meet its obligations under the Exchangeable Bonds at the prevailing time.

On September 10, 2010, the holders of the Exchangeable Bonds had a one time put option to require SPV to redeem the Exchangeable Bonds and, further to that bondholder put option, on September 10, 2010, SPV redeemed US$215,500,000 in principal amount of the Exchangeable Bonds.

SPV has a redemption option any time after September 10, 2010, if the market price of the ADSs for the 30 consecutive trading days prior to the issue of a redemption notice is at least 130% of the exchange price (i.e. US$22.35), at 100% of their principal amount plus accrued but unpaid interest (the “Redemption Option”). The closing price of our ADSs was US$8.41 per ADS as at November 23, 2011.

The Exchangeable Bonds will mature on September 10, 2012, when SPV will be required to redeem them at 100% of the principal amount, unless previously redeemed or exchanged.

It is therefore possible that the Controlling Shareholders may dispose of ADSs in our Company in the period of four days before our Company’s Listing hearing until Listing is granted, if the Exchangeable Bonds are exchanged by the bondholders into ADSs during this period. Based on approximately 1,612,889,072 shares in issue as at the Latest Practicable Date, if at that date, all of the outstanding Exchangeable Bonds were exchanged into ADSs at 100% of their principal amount, this would amount to an interest of approximately 0.37% in the existing share capital of our Company. Exchange of the Exchangeable Bonds into ADSs will not therefore affect the status of Melco and Crown as Controlling Shareholders.

The identity of the bondholders is not known to the Controlling Shareholders and to the extent that they are connected persons under categories (a) and (b) above, such dealings should not be subject to the restriction in Rule 9.09(b) of the Listing Rules.

WAIVERS

Given that exchange is determined by the terms of the Exchangeable Bonds and market factors, and that the Exchangeable Bonds were fully paid up and listed on SGX-ST in 2007, we have applied for and the Stock Exchange has granted, a waiver from strict compliance with Rule 9.09(b) of the Listing Rules for any disposal under the terms of the Exchangeable Bonds, on the grounds that:

(i)	the Exchangeable Bonds were paid up (i.e. there is no consideration outstanding) and issued in 2007 and are listed on the SGX-ST;

(ii)	the decision to exchange the Exchangeable Bonds is determined by market factors and the terms of the Exchangeable Bonds set in 2007, independent of the initial public offering process and price;

(iii)	any decision by the bondholders to exchange the Exchangeable Bonds is made independently of the Controlling Shareholders (and is outside of their control), whilst they are, through SPV, legally obliged to honor the terms of the Exchangeable Bonds, and the decision over whether to use the Cash Settlement Option is in turn their commercial decision;

(iv)	the identity of the bondholders is not known to the Controlling Shareholders and bondholders that may be connected persons under categories (a) and (b) above may also therefore exercise a right of exchange under the terms of the Exchangeable Bonds determined in 2007;

(v)	any disposal of ADSs by SPV (and thus the Controlling Shareholders) under the terms of the Exchangeable Bonds will not affect their status as Controlling Shareholders;

(vi)	our Company confirmed that our Directors and chief executive officer and their respective associates will not exchange the Exchangeable Bonds during the period prescribed in Rule 9.09(b) of the Listing Rules;

(vii)	our Company will notify the Stock Exchange immediately if we identified or were aware of any connected persons dealing in the Exchangeable Bonds during the period prescribed in Rule 9.09(b) of the Listing Rules; and

(viii)	our Company will release price sensitive information under the applicable laws and regulations so that any persons who exchange the Exchangeable Bonds will not possess any price sensitive information which has not been released to the public.

Shareholders loans

Each of Melco Leisure and Crown Asia Investments provided us with a shareholder loan in 2006, mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams. The outstanding loan balances due to Melco Leisure and Crown Asia Investments as at September 30, 2011, were HK$578.6 million (approximately US$74.3 million) and HK$321.2 million (approximately US$41.3 million), respectively. Our Company and the Controlling Shareholders entered into relevant agreements for the capitalization of shareholder loans on November 18, 2011, with capitalization expected to take place on November 29, 2011.

WAIVERS

We have applied for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 9.09(b) of the Listing Rules for the capitalization of the shareholder loans to take place after the expected hearing date but before Listing on the following conditions:

(i)	the Controlling Shareholders’ Shares issued as a result of the capitalization of the shareholder loans will also be subject to at least a six-month lock-up period after Listing (however we refer you to waivers granted from the lock-up provisions in respect of share issued under possible conversion of the Exchangeable Bonds and deemed disposals, as referred to below);

(ii)	full disclosure of the shareholder loan capitalization is made in this document, including the pricing mechanism for such capitalization, ensuring that no investor is prejudiced or treated unfairly;

(iii)	our Company undertakes to maintain a minimum public float as required under Rule 8.08 of the Listing Rules at all times and so long as the Shares are listed on the Stock Exchange. Our Company already has a public float of approximately 33% by virtue of its listing on NASDAQ. In any event, as the Controlling Shareholders are connected persons of our Company, their Shares will not count towards our Company’s public float; and

(iv)	the Joint Sponsors are satisfied that there will be an adequate and open market for our Company’s securities upon Listing, based on the current liquidity of our Company’s ADSs listed on the NASDAQ market and the recent trading volumes of our Company’s peers listed in Hong Kong. Appropriate steps will be taken to ensure the operation of a liquid market in Hong Kong.

For further details of the shareholder loans, see “History and Corporate Structure —Shareholders Loans” in this document.

RESTRICTIONS ON DISPOSAL OF SHARES

Rule 10.07(1) of the Listing Rules provides that the controlling shareholders of an issuer shall not, and shall procure that the relevant registered holder(s) shall not: (a) in the period commencing on the date by reference to which disclosure of the shareholding of the controlling shareholders is made in the listing document and ending on the date which is six months from the date on which dealings in the shares commence on the Stock Exchange (the “First Six Months”), dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of those shares in respect of which he is or they are shown by that listing document to be the beneficial owner(s); or (b) in the period of six months commencing on the date on which the First Six Months expires, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any of the shares referred to in (a) above if, immediately following such disposal or upon the exercise or enforcement of such options, rights, interests or encumbrances, that person or group of persons would cease to be a controlling shareholder.

Melco and Crown are entitled, jointly and severally, to exercise or control the exercise of 30% or more of the voting power at general meetings of our Company, and are accordingly our Controlling Shareholders and subject to the restrictions of Rule 10.07(1) (a) of the Listing Rules.

WAIVERS

Unless previously redeemed or repurchased and cancelled, the Exchangeable Bonds are exchangeable at any time on or after September 10, 2008 and prior to August 31, 2012, by registered holders of the Exchangeable Bonds, into our ADSs at an initial exchange price of US$17.19 per ADS. SPV has a Cash Settlement Option in lieu of delivering the ADSs but would intend to settle with ADSs, unless the prevailing market price comfortably exceeds US$17.19. The SPV currently holds some ADSs. The Controlling Shareholders will determine how the SPV shall meet its obligations under the Exchangeable Bonds at the prevailing time.

We have applied for, and the Stock Exchange has granted, a waiver to us from strict compliance with Rule 10.07(1)(a) of the Listing Rules in respect of any conversion at the request of holders of the Exchangeable Bonds on the grounds that:

(i)	the Exchangeable Bonds were paid-up (i.e. there is no consideration outstanding) and issued in 2007 and are traded on the SGX-ST;

(ii)	the decision by the bondholders to exercise the Exchangeable Bonds is determined by market factors and the terms of the Exchangeable Bonds were set in 2007, independent of the Listing process and price;

(iii)	any decision by the bondholders to exchange the Exchangeable Bonds is made independently of the Controlling Shareholders (and is outside of their control), whilst they, through SPV, are legally obliged to honor the terms of the Exchangeable Bonds, and the decision over whether to use the Cash Settlement Option is in turn their commercial decision;

(iv)	bondholders who are connected persons of our Company will undertake not to exchange the Exchangeable Bonds during the First Six Months; and

(v)	any required disposal of ADSs under the terms of the Exchangeable Bonds by SPV (and thus the holders) will not affect their status as Controlling Shareholders.

ISSUANCE OF SECURITIES AND CONSEQUENTIAL DEEMED-DISPOSAL OF SHARES

Rule 10.08 of the Listing Rules prohibits the issue of further shares or securities convertible into equity securities of a listed issuer (whether or not of a class already listed) or the forming of the subject of any agreement to such an issue within six months from the date on which securities of the listed issuer first commence dealing on the Stock Exchange (whether or not such issue of shares or securities will be completed within six months from the commencement of dealing), except for certain circumstances specified in Rule 10.08 of the Listing Rules. Rule 10.07(1)(a) of the Listing Rules prohibits the Controlling Shareholders in the period from the date on which disclosure of the shareholding of the Controlling Shareholders is made in the listing document and ending on the date which is six months from the date on which dealings in the Shares on the Stock Exchange, dispose of, nor enter into any agreement to dispose of or otherwise create any option, rights, interests or encumbrances in respect of, and of the Shares in respect of which they are shown by the listing document to be the beneficial owners.

Our Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with the restrictions on further issue of securities within the first six months following the Listing under Rule 10.08 of the Listing Rules and a consequential waiver from strict compliance with Rule 10.07(1)(a) of the Listing Rules in respect of the deemed disposal of Shares by the Controlling Shareholders upon issue of securities by our Company within the first six months of the Listing on the following conditions:

WAIVERS

(i)	any issue of new Shares (or convertible securities) or the entering into of an agreement in this regard by our Company during the first six months after the Listing must be either (a) for cash to fund the Studio City Project and/or the acquisition and development of a specific development project that may arise; (b) as partial or full consideration for the Studio City Project and/or the acquisition and development of a specific development project that may arise;

(ii)	the Studio City Project or such development project which will contribute to the growth of the Group’s operations; and

(iii)	any such issue of new Shares (or convertible securities) will not result in the Controlling Shareholders ceasing to hold more than 30% of the issued share capital of our Company as a result of the dilution of their holdings of Shares (i.e. deemed disposal of Shares) upon the issue of securities by our Company within the first 12 months of the Listing.

The reasons for application for the above waivers are as follows:

(i)	the Listing is not a fund-raising exercise and it does not involve any issue of new Shares. As such, the Listing itself would not result in any dilution of the existing Shareholders’ interests in our Company;

(ii)	considering that any issue of new Shares by our Company will enhance our Shareholder base and increase trading liquidity for the Shares in Hong Kong, existing Shareholders and new investors would be prejudiced if our Company is restricted from issuing Shares in the first six months after the Listing since further expansion of our Company would require additional funds and any fund raising exercise of our Company would have to be put on hold, delayed or renounced due to restrictions under Rule 10.08 of the Listing Rules which may involve the issuance of new Shares, which in turn will affect the business development of our Company and is not in the interests of the existing Shareholders and new investors;

(iii)	whilst our Board currently has not concluded any fund raising plan, there may be windows of opportunity for our Company which may involve issuance of new Shares within the first six months after the Listing. By making the waiver applications, our Company will not miss any window or opportunity which may involve issuance of new Shares in order to capture business opportunities;

(iv)	our Company is deemed to be a new listing applicant only by reason of the Listing whereas the Shareholders remain the same and there is no change to their respective shareholding interests in our Company, save for the listing of Shares on the Main Board of the Stock Exchange and the conversion of ADSs into Shares. The existing Shareholders should have already gained awareness and knowledge of our Company;

(v)	the interests of our Shareholders are well protected since any further issuance of Shares after the Listing will have to be conducted under the general mandate (the “General Mandate”) which was obtained on October 6, 2011, and which is conditional upon the Listing. Pursuant to the General Mandate, the aggregate number of Shares to be issued at any point in time shall not exceed 20% of the total number of issued Shares in the capital of our Company in issue. The General Mandate will also comply with the Shareholders’ approval requirement as applicable under Rule 13.36 of the Listing Rules. The General Mandate is valid until the conclusion of the next annual general meeting of our Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of our Company or any applicable laws to be held, or until revoked or varied by an ordinary resolution by the Shareholders in general meeting, whichever is the earliest; and

WAIVERS

(vi)	Melco and Crown, our Controlling Shareholders, have demonstrated their consistent commitment to our Company. This is evidenced by the fact that Melco and Crown acquired their Shares, through their respective subsidiaries, Melco Leisure and Crown Asia Investments, on January 10, 2005 and March 8, 2005, respectively, and have not since disposed of any of their Shares. They remained strongly committed to our Company and save for the disposal of Shares by the Stock Lenders as contemplated under the Sale and Repurchase Agreement and the Securities Lending Agreement, they do not intend to dispose of any Shares owned by them within six months from the Listing Date.

Further share disposal restriction

Rule 10.07(1) of the Listing Rules prohibits the Controlling Shareholders in the period from the date on which disclosure of the shareholding of the Controlling Shareholders is made in the listing document and ending on the date which is six months from the date on which dealings in the Shares on the Stock Exchange, dispose of, nor enter into any agreement to dispose of or otherwise create any option, rights, interests or encumbrances in respect of, any of the Shares in respect of which they are shown by the listing document to be the beneficial owners.

The Stock Lenders entered into the Securities Lending Agreement pursuant to which, Melco Leisure and Crown Asia, being the Stock Lenders, will, at the request of the Joint Sponsors, make available to the Joint Sponsors stock lending facilities of approximately 3% and 4% of the Shares in issue respectively (7% in total, the “Initial Stock Lending Facilities”) and additional stock lending facilities of approximately 6% of the Shares in issue (3% from each of the Stock Lenders) if the Initial Stock Lending Facilities have been fully utilized, on one or more occasions during the Liquidity Period (being the 30-day period from and including the Listing Date). The Joint Sponsors shall return an equivalent number of Shares to the Stock Lenders within a specified period after the expiry of the Liquidity Period (two business days after expiry of the Liquidity Period if Shares borrowed are not used and 10 business days after expiry of the Liquidity Period in all other instances), subject to applicable laws, rules and regulations in Hong Kong, including without limitation that the lending and the subsequent acceptance of redelivery of any Shares by either of the Stock Lenders, and the borrowing and the subsequent redelivery of any Shares by the Joint Sponsors, will not lead to either party being obliged to make a mandatory general offer under the Takeovers Code. The Stock Lenders have the right to recall stock loaned under the Securities Lending Agreement, throughout the Liquidity Period on written notice, in accordance with terms of the Agreement. Additionally, Melco Leisure and the Joint Sponsors have also entered into the Sale and Repurchase Agreement for the Sale. Conditional upon the Joint Sponsors acquiring our Shares under the Sale, the Joint Sponsors shall sell and Melco Leisure shall repurchase the equivalent number of Shares it sold under the Sale, at the same price as such Shares were sold, no later than 10 Business Days after the expiry of the Liquidity Period (being the 30-day period from and including the Listing Date). Further particulars of such securities lending arrangements and the Sale and Repurchase Agreement are set out in the section headed “Listings, Registration, Dealings and Settlement — Liquidity Arrangements — Intended Liquidity Activities during the Liquidity Period” in this document. Our Company has applied for, and the Stock Exchange has granted, a waiver from strict compliance with Rule 10.07 of the Listing Rules in respect of Melco and Crown’s disposal of their interests pursuant to the Securities Lending Agreement and Melco’s disposal of its interests pursuant to the Sale and Repurchase Agreement and the deemed disposal of Shares by the Controlling Shareholders upon issue of securities by our Company within the first six months of the Listing on the following conditions:

WAIVERS

(i)	the arrangements under the Securities Lending Agreement and the Sale and Repurchase Agreement are solely for facilitating the Designated Dealers’ liquidity trades in circumstances as described in this document;

(ii)	the same number of Shares borrowed by the Joint Sponsors from the Stock Lenders (up to approximately 13% of our Shares in issue) shall be returned to the Stock Lenders not later than 10 Business Days after the expiry of the Liquidity Period;

(iii)	the maximum number of Shares to be sold by Melco Leisure to the Joint Sponsors are up to an aggregate of 1% of our Shares in issue, and such Shares will be repurchased by Melco Leisure not later than 10 Business Days after the expiry of the Liquidity Period;

(iv)	the Securities Lending Agreement and the Sale and Repurchase Agreement will comply with all applicable laws, rules and regulations;

(v)	no payment will be made to the Stock Lenders by the Designated Dealers or the Joint Sponsors in relation to the securities lending arrangements; and

(vi)	other than the Securities Lending Agreement and the Sale and Repurchase Agreement and save as disclosed in this document, the Stock Lenders will comply with the restrictions on disposal of Shares under Rule 10.07 of the Listing Rules.

CONNECTED TRANSACTIONS

Members of our Group have entered into certain transactions which would constitute continuing connected transactions of our Company under the Listing Rules upon the Listing. We have applied to the Stock Exchange for, and the Stock Exchange has granted, waivers in relation to certain continuing connected transactions under Chapter 14A of the Listing Rules. For further details of such continuing connected transactions and the waiver, see the section headed “Connected Transactions” in this document.

2006 SHARE INCENTIVE PLAN

According to paragraph 27 of Appendix 1A to the Listing Rules, this document is required to include details of the number, description and amount of Shares which a person has, or is entitled to be given, an option to subscribe for, together with certain particulars of each option, namely the period during which it is exercisable, the price to be paid for Shares subscribed for under it, the consideration (if any) given or to be given for it or for the right to it, and the names and addresses of the persons to whom it or the right to it was given. Under paragraph 27 of Appendix 1A to the Listing Rules, where options have been granted to employees under a share scheme, it is not necessary to disclose the names and addresses of the grantees of the options.

Rule 17.02(1)(b) of the Listing Rules requires that full details of all outstanding options and their potential dilution effect on the shareholdings upon Listing as well as the impact on the earnings per Share arising from the exercise of such outstanding options be disclosed in this document.

WAIVERS

As at the Latest Practicable Date, the outstanding options granted under the 2006 Share Incentive Plan are held by 231 grantees. Except for those grantees who are Directors and senior management of our Company, options were also granted to a total of 217 grantees being employees of our Group who are not Directors or senior management of our Company. Except for those grantees who are Directors as disclosed in the paragraph headed “Appendix V — Statutory and General Information — 2006 Share Incentive Plan and 2011 Share Incentive Plan — 2006 Share Incentive Plan” in this document, no options have been granted to any Directors.

We have applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of the Listing Rules in connection with the information of the options granted under the 2006 Share Incentive Plan on the ground that full compliance with such disclosure requirements in setting out the names and addresses of, and the number of Shares represented by options granted under the 2006 Share Incentive Plan to, the employees of our Group and who are not Directors would be unduly burdensome for our Company and would be insignificant or irrelevant following reasons:

(i)	the options granted under the 2006 Share Incentive Plan are considered as part of each grantee’s remuneration package, and therefore information on options granted to each individual grantee is highly sensitive and confidential among the grantees. Disclosing such highly sensitive and confidential information in this document would prejudice the interests of our Company and therefore unduly burdensome on our Company;

(ii)	the grant and exercise in full of the options granted under the 2006 Share Incentive Plan will not cause any material adverse impact on the financial position of our Company and in any event the total number of Shares to be issued upon exercise of the options granted under the 2006 Share Incentive Plan and the potential dilution effect will be set out in this document;

(iii)	non-compliance with the disclosure requirements does not prevent our Company from providing an informed assessment of our Company’s activities, assets and liabilities, financial position, management and prospects to its potential investors;

(iv)	the important information, that is, the aggregate number of options outstanding, exercise price, vesting period, exercise period and the potential dilution effect on the shareholdings of our Company upon Listing and the impact on the earnings per Share upon full exercise of the options granted under the 2006 Share Incentive Plan, is disclosed in this document and such information, together with other information contained in this document regarding the 2006 Share Incentive Plan, provides potential investors with sufficient information to make a relevant assessment of our Company in their investment decision-making process; and

(v)	setting out the names, addresses and numbers of Shares represented by options for all 231 grantees on an individual basis would increase around 50 pages in this document (English and Chinese versions included), and therefore, would be costly and unduly burdensome on our Company in light of the increase in cost for document printing.

The Stock Exchange has agreed to grant us a waiver from strict compliance with the relevant disclosure requirements in connection with the information of the options granted under the 2006 Share Incentive Plan on the following conditions:

WAIVERS

(i)	disclosure in this document, on an individual basis, of the full details of all options granted by our Company under the 2006 Share Incentive Plan to our Directors and senior management of our Company, such details to include all the particulars required under Rule 17.02(1)(b) of and paragraph 27 of Appendix 1A to the Listing Rules;

(ii)	disclosure in this document, an aggregate number of Shares subject to the options granted by our Company under the 2006 Share Incentive Plan and the percentage to our Company’s total issued share capital represented by them;

(iii)	disclosure in this document, the potential dilution effect on the shareholdings of our Company upon Listing and the impact on the earnings per Share upon full exercise of the options granted under the 2006 Share Incentive Plan;

(iv)	disclosure in this document, on an aggregate basis, the aggregate number of grantees other than the Directors and senior management of the Company, the number of Shares underlying the options granted to them, the exercise period of each option, the consideration paid for the options, and the exercise price of the options;

(v)	the particulars of the waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of the Listing Rules and the exemption from strict compliance with the disclosure requirements under paragraph 10(d) of Part I of the Third Schedule to the Companies Ordinance to be granted are set out in this document; and

(vi)	the full list of the grantees under the 2006 Share Incentive Plan will be available for public inspection.

For details of the 2006 Share Incentive Plan, please refer to the section headed “Appendix V — Statutory and General Information — 2006 Share Incentive Plan and 2011 Share Incentive Plan — 2006 Share Incentive Plan” in this document.

Our Directors believe that, in considering the above conditions undertaken by our Company, the granting of waiver by the Stock Exchange will not prejudice the interest of public investors.

ADOPTION OF U.S. GAAP FOR THE PREPARATION OF THE ACCOUNTANTS’ REPORT

According to Rule 4.11 of and paragraph 2.1 of Appendix 16 to the Listing Rules, the financial history of results and the balance sheet included in the accountants’ report must normally be drawn up in conformity with Hong Kong Financial Reporting Standards (“HKFRS”); or IFRS; or China Accounting Standards for Business Enterprises. Rule 19.14 of the Listing Rules provides that where the Stock Exchange allows a report to be drawn up otherwise than in conformity with HKFRS or IFRS, the report will be required to conform with accounting standards acceptable to the Stock Exchange. In such cases, the Stock Exchange will normally require the report to contain a statement of the financial effect of the material differences (if any) from either of the above accounting standards.

We have applied for, and the Stock Exchange has granted, a waiver from strict compliance with the requirements of Rules 4.11 and 19.14 of and paragraph 2.1 of Appendix 16 to the Listing Rules, in respect of the preparation of (i) the Accountants’ Report set out in Appendix IA to this document in conformity with U.S. GAAP provided that a reconciliation of such financial information in accordance with IFRS is included in this document; and (ii) our accounts in accordance with U.S. GAAP after Listing for the purposes of our financial reporting required under the Listing Rules provided that our annual accounts should include a reconciliation of our financial statements in accordance with IFRS in the form and substance adopted in Appendix IA to this document. In addition, we will be required to report our financial statements to the Shareholders under IFRS should our Company no longer maintain a listing on NASDAQ.

RISK FACTORS

Investing involves certain risks. Prior to making an investment decision, you should carefully consider all of the information in this document, including, but not limited to, the risk factors described below. Our business could be materially and adversely affected by any of the risks or uncertainties described below. The trading price of our Shares could decline due to any of these risks or uncertainties, causing you to lose all or part of your investment. Prior to making an investment decision, prospective investors should consider carefully all the information set forth in this document, including but not limited to the risk factors set forth below.

RISKS RELATING TO OUR BUSINESS AND OPERATIONS IN MACAU

We have a short operating history, and so we are subject to significant risks and uncertainties. Our short operating history may not serve as an adequate basis to judge our future operating results and prospects.

In significant respects, we remain in an early phase of our business operations and there is limited historical information available about our Company upon which you can base your evaluation of our business and prospects. In particular, City of Dreams, which contributed 62.7% of our total net revenues for the six months ended June 30, 2011, commenced operations on June 1, 2009, and progressively added to its operations with the opening of Grand Hyatt Macau in the fourth quarter of 2009 and the opening of The House of Dancing Water in the third quarter of 2010. The City of Dreams site is still under on-going development. Melco Crown Gaming acquired its Subconcession in September 2006 and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face given our limited experience operating gaming businesses in an intensely competitive market. Among other things, we have continuing obligations to satisfy and comply with conditions and covenants under our existing credit facilities so as to be able to continue to roll over existing revolving loans drawn down under the facilities and to maintain the facilities.

We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under the Senior Notes, the RMB Bonds and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•

maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

RISK FACTORS

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	identify suitable locations and enter into new leases or right to use agreements (which are similar to license agreements) for new Mocha Clubs; and

•	renew or extend lease agreements for existing Mocha Clubs.

If we are unable to complete any of these tasks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities or may suffer a default under our existing or future financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

We are dependent upon a limited number of properties for a substantial portion of our cash flow, we are and will be subject to greater risks than a gaming company with more operating properties.

We are primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. We acquired a 60% equity interest in, and a shareholder loan extended to, the developer of the Studio City Project on July 27, 2011. We intend to jointly develop this large scale integrated entertainment, retail and gaming resort with New Cotai Holdings. The Studio City Project is not scheduled to commence operations until approximately 36 months from commencement of construction, which is currently expected in the first half of 2012 subject to receipt of all necessary government approvals and financing. Given that our operations are and will be conducted based on a small number of principal properties, we are and will be subject to greater risks than a gaming company with more operating properties due to the limited diversification of our businesses and sources of revenue.

Servicing our debt requires a significant amount of cash, and we may not generate a sufficient level of cash flow from our businesses to make scheduled payments on our debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness depends on our future performance, which is subject to certain economic, financial, competitive and other factors beyond our control. For the years ended December 31, 2006, 2007, 2008, 2009 and 2010, our earnings were insufficient to cover fixed charges. We may not generate cash flow from operations in the future sufficient to service our debt or make necessary capital repayments. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, incurring additional indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and a material adverse effect on our financial condition and results of our operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

RISK FACTORS

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our co-chairman and chief executive officer, Mr. Lawrence Ho. The loss of the services of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Lawrence Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. In addition, we do not currently carry key person insurance on any members of our senior management team.

The success of our business may depend on our ability to attract and retain adequate qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

The pool of experienced gaming and other skilled and unskilled personnel in Macau is limited. Many of our new personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience are needed. Moreover, competition to recruit and retain qualified gaming and other personnel is expected to continue, as well as our demand for qualified personnel. In addition, we are not currently allowed under Macau Government policy to hire non-Macau resident dealers, croupiers and supervisors.

We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business. Further, the Macau Government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited for construction works shall have to be 1:1. At our stage of development and operation, the impact of this policy is relatively minimal. This could have a material adverse effect on our ability to complete future works on our properties, for example, Studio City Project, or the next phase of development at City of Dreams. Moreover, if the Macau Government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment industries, this could have a materially adverse effect on the operation of our properties.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase or we may not be able to obtain similar insurance coverage in the future.

We currently have various insurance policies providing coverage typically required by gaming and hospitality operations in Macau. Such coverage includes property damage, business interruption and general liability. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium cost, terms, conditions and limits upon policy renewals. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.

RISK FACTORS

We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses. For example, our property insurance coverage is in an amount that may be less than the expected full replacement cost of rebuilding properties if there was a total loss. If we incur loss, damage or liability for amounts exceeding the limits of our current or future insurance coverage, or for claims outside the scope of our current or future insurance coverage, our financial conditions and business operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, contagious or infectious disease, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire or natural disasters, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we currently carry business interruption insurance and general liability insurance, such insurance may not, in the future, be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

There is limited available insurance in Macau and our insurers in Macau may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, the Subconcession Contract, the indenture governing the Senior Notes and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau unless otherwise authorized by the Macau Government. Failure to maintain adequate coverage could be an event of default under our credit agreements or the Subconcession Contract and have a material adverse effect on our business, financial condition, operations and results of cash flows.

Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

All of our operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions;

•	tightening of travel restrictions to Macau which may be imposed by China;

•

changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations, particularly exchange control regulations, and repatriation of capital or measures to control inflation;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming Subconcession may be subject to renegotiations with the Macau Government in the future, including amounts we will be obligated to pay the Macau Government in order to continue operations. Melco Crown Gaming’s obligations to make certain payments to the Macau Government under the terms of its Subconcession include a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The results of any renegotiations could have a material adverse effect on our results of operations and financial condition.

RISK FACTORS

We acquired a 60% equity interest in, and a shareholder loan extended to, the developer of the Studio City Project on July 27, 2011. We intend to jointly develop this large scale integrated entertainment, retail and gaming resort with New Cotai Holdings. The Studio City Project has an existing land grant but certain terms of our operations are subject to the approval of the Macau Government.

As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. A slowdown in economic growth and tightening of credit availability or restrictions on travel imposed by China could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos, which could have a material adverse effect on the results of our operations and financial condition. In addition, in the event of an economic downturn, visitors to Macau from China may decrease, as well as the amounts they are willing to spend in our casinos, which could have a material adverse effect on the financial performance of our business.

The winnings of our patrons could exceed our casino winnings at particular times during our operations.

Our revenues are mainly derived from the difference between our casino winnings and the winnings of our casino patrons. Since there is an inherent element of chance in the gaming industry, we do not have full control over our winnings or the winnings of our casino patrons. If the winnings of our patrons exceed our casino winnings, we may record a loss from our gaming operations over a specific period, and our business, financial condition and results of operations could be materially and adversely affected.

Win rates for our casino operations depend on a variety of factors, some beyond our control, which, at particular times, adversely impact our results of operations.

In addition to the element of chance, theoretical win rates are also affected by other factors, including players’ skill and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets placed by our players and the amount of time players spend on gambling — thus our actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause our quarterly results to be volatile. Each of these factors, alone or in combination, have the potential to negatively impact our win rates, and our business, financial condition and results of operations could be materially and adversely affected.

Our gaming business is subject to the risk of cheating and counterfeiting.

All gaming activities at our table games are conducted exclusively with gaming chips which, like real currency, are subject to the risk of alteration and counterfeiting. We incorporate a variety of security and anti-counterfeit features to detect altered or counterfeit gaming chips. Despite such security features, unauthorized parties may try to copy our gaming chips and introduce, use and cash in altered or counterfeit gaming chips in our gaming areas. Any negative publicity arising from such incidents could also tarnish our reputation and may result in a decline in our business, financial condition and results of operation.

RISK FACTORS

Our existing surveillance and security systems, designed to detect cheating at our casino operations, may not be able to detect all such cheating in time or at all, particularly if patrons collude with our employees. In addition, our gaming promoters or other persons could, without our knowledge, enter into betting arrangements directly with our casino patrons on the outcomes of our games of chance, thus depriving us of revenues.

Our operations are reviewed to detect and prevent cheating. Each game has a theoretical win rate and statistics are examined with these in mind. Cheating may give rise to negative publicity and such action may materially affect our business, financial condition, operations and cash flows.

Because we depend upon our properties in Macau for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more than one market.

We are and will be primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. Following construction and commencement of operations, the Studio City Project will also contribute to cash flows. Our current operations are and are expected to be conducted only at properties in Macau, so we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:

•	dependence on the gaming and leisure market in Macau and limited diversification of our businesses and sources of revenue;

•	a decline in economic, competitive and political conditions in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

•	travel restrictions to Macau imposed now or in the future by China;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

•	that the number of visitors to Macau does not increase at the rate that we have expected;

•	relaxation of regulations on gaming laws in other regional economies that would compete with the Macau market; and

•	a decrease in gaming activities at our properties.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

RISK FACTORS

Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations. Our revenues in Macau are denominated in HK dollars and Patacas, the legal currency of Macau. Any depegging may result in volatile fluctuations in the exchange rates for these currencies.

The currency market for Patacas is relatively small and undeveloped and therefore our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars, which could hinder our ability to service a portion of our indebtedness and certain expenses denominated in U.S. dollars.

Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Changes in Asian consumer preferences or discretionary consumer spending could harm our business. Terrorist acts could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which future terrorist acts may affect us, directly or indirectly. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel, casino resorts and the type of luxury amenities we currently offer and plan to offer in the future are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (avian flu or bird flu), Severe Acute Respiratory Syndrome, or SARS, or H1N1 virus (swine flu) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of June 22, 2011, the WHO confirmed a total of 329 fatalities in a total number of 562 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.

RISK FACTORS

In April 2009, there was an outbreak of the Influenza A (H1N1) virus which originated in Mexico but has since spread globally including confirmed reports in Indonesia, Hong Kong, Japan, Malaysia, Singapore, and elsewhere in Asia. More recently, the Influenza A (H1N1) virus have been detected in Africa and Asia. Human infections have been reported to WHO from Cambodia, Hong Kong, Egypt and Indonesia. Indonesia also recently confirmed its first Influenza A (H1N1) linked death. The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained. There can be no assurance that an outbreak of avian flu, SARS, H1N1 (swine flu) or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Macau is susceptible to severe typhoons that may disrupt our operations.

Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. In the event of a major typhoon or other natural disaster in Macau, our properties and business may be severely disrupted and our results of operations could be adversely affected.

Any fluctuation in the value of the HK dollar, U.S. dollar or Pataca may adversely affect our indebtedness, expenses and profitability.

Although the majority of our revenues are denominated in HK dollars, our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness and certain expenses is denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the HK dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. To date we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure. We will consider our overall policy on hedging for foreign exchange risk from time to time. Any significant fluctuations in the exchange rates between HK dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into HK dollars or Patacas for our operations, fluctuations in the exchange rates between HK dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

All our future construction projects, including the next phase of City of Dreams and the Studio City Project, will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

RISK FACTORS

All our future construction projects will be subject to a number of risks, including:

•	lack of sufficient, or delays in availability of, financing;

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread of viruses such as H1N1 or H5N1;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.

The Macau Government has recently published for public consultation the proposed changes to Law no. 6/80/M of July 5, 1980, or the Land Law. Under the proposed changes to the Land Law the grant of land plots under lease shall be mandatorily subject to public tender unless the land grant is for housing civil servants or is based on public interest such as: (i) development of non-profitable activities in the education, cultural, health or sports fields; (ii) construction of public utility facilities; (iii) promotion of the diversification of the Macau industrial structure; or (iv) participation in the urban construction plans promoted by the Macau Government. Moreover, amendments to the purpose of land lease agreements of land grants which remain provisional, such as the City of Dreams and Altira Macau land grants, shall not be permitted until such land grants become definitive with completion of the development of the properties (except for changes required under any change of the applicable government urban planning).

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake to complete. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.

RISK FACTORS

We could encounter substantial cost increases or delays in the development of our projects, including the next phase of City of Dreams and the Studio City Project, which could prevent or delay the opening of such projects.

We have certain projects under development or intended to be developed pursuant to our expansion plan, including the next phase of City of Dreams and the Studio City Project. The completion of these projects is subject to a number of contingencies, such as those mentioned above in the risk factor on development and construction risks including, in particular, adverse developments in applicable legislation, delays or failures in obtaining necessary government concessions, licenses, permits or approvals. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially adversely affect our business, financial condition and results of operations. We will also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates.

There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Macau and we believe that they are likely to continue to increase due to the significant increase in building activity and the ongoing labor shortage in Macau. Immigration and labor regulations in Macau may limit or restrict our contractors’ ability to obtain sufficient laborers from China to make up for any gaps in available labor in Macau and help reduce construction costs. Continuing increases in construction costs in Macau will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

We have not yet entered into all of the definitive contracts necessary for the construction and development of the Studio City Project.

We cannot assure you that we will be able to enter into definitive contracts with contractors with sufficient skill, financial strength and experience on commercially reasonable terms, or at all. We may not be able to obtain guaranteed maximum price or fixed contract price terms on the various subcontractor construction contract changes for the next phase of City of Dreams or the Studio City Project, which could cause us to bear greater risks of cost overruns and construction delays. If we are unable to enter into satisfactory construction contracts for the next phase of City of Dreams or the Studio City Project, or are unable to closely control the construction costs and timetables for these projects, our business, financial condition and prospects may be materially and adversely affected.

RISK FACTORS

We are planning to develop the Studio City Project on a plot of land for which the development period has elapsed and for which we have not yet obtained the final approval of the Macau Government for the amendment of the land concession on terms acceptable to us. If we do not obtain the extension of the development period and approval for the amendment of the land concession on terms acceptable to us, we could forfeit all or part of our investment in the Studio City Project and would not be able to open and operate that facility as planned.

Land concessions in Macau are issued by the Macau Government and generally have a term of 25 years, which is renewable for further consecutive periods of up to 10 years in accordance with applicable law. The development period is typically set out in the contract and failure to develop the land within such period may entail penalties and, ultimately, reversion of the land to the Macau Government. The amendment of existing land concession contracts is subject to an administrative procedure, which encompasses the submission of an amendment request, the presentation of an initial amendment proposal and, subsequently, a final amendment proposal to the Macau Government, the payment of additional premium and the publication of the amendments in the official gazette. MSC Desenvolvimentos is the lessee of the plot of land designated as Lots G300, G310 and G400 (Cotai), registered with the Macau Real Estate Property Registry under no. 23059, located at Zona de Aterro entre as Ilhas da Taipa e Coloane (Cotai), Macau SAR, pursuant to the land concession granted under order of the Secretary for Transport and Public Works no. 100/2001, published in the Macau Official Gazette no. 42, II Series, of October 17, 2001 (the “MSC Land Grant Concession”), free and clear of all liens and encumbrances. Since 2005, the MSC Land Grant Concession has been in the process of being amended. The latest formal draft amendment to the MSC Land Grant Concession issued by the Macau Government is dated September 26, 2008, and was accepted by MSC Desenvolvimentos by a letter dated October 8, 2008 filed with the Macau Government on October 14, 2008. The Macau Government issued on August 29, 2011 a letter in which it informed MSC Desenvolvimentos that the land grant amendment process would resume on the basis of the letter dated September 26, 2008. However, the amendment procedure has yet to be completed and we cannot assure you that it will be completed on terms acceptable to us. If the amendment is not completed on terms satisfactory to us and, in particular, if the necessary extensions to the development period are not granted and if all payments required, namely additional premium, are not made by us, we may not be able to complete and operate the Studio City Project as planned and we could lose all or a substantial part of our investment in the Studio City Project, which would in turn have material and adverse effect on our business, financial position and prospects.

Any simultaneous planning, design, construction and development of the next phase of City of Dreams and the Studio City Project may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

We expect some portions of the planning, design and construction of the next phase of City of Dreams and the development of the Studio City Project to proceed simultaneously. There may be overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects. Members of our senior management will be involved in planning and developing both projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to our development and construction projects, as well as our operating properties, and that may delay the construction or opening of one or both of our projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

RISK FACTORS

We may undertake mergers, acquisitions or strategic transactions that could result in operating difficulties and distraction from our current business.

We may in the future acquire or make investments in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding our acquiring or investing in such companies or projects. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms, adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment. In addition, if we acquire or invest in another company or project, the integration process following the completion of such acquisition may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our business, financial condition and operating results.

Litigation, disputes and regulatory investigations may adversely affect our profitability and financial condition.

We are, and may be in the future, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. For instance, if we are unsuccessful in defending our subsidiary against certain claims alleging that it received misappropriated or misapplied funds, this may require further improvements to our existing AML procedures, systems and controls and our business operations may be subject to greater scrutiny from relevant regulatory authorities, all of which may increase our compliance costs. See “Appendix V — Statutory and General Information — E. Other Information — 1. Litigation”. No assurance can be provided that any provisions we have made for such matters will be sufficient. Our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

RISKS RELATING TO THE GAMING INDUSTRY IN MACAU

We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share.

The hotel, resort and casino businesses are highly competitive. Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources and greater access to capital to support their developments and operations in Macau and elsewhere. See “Business — Competition.”

We also compete to some extent with casinos located in other countries, such as Malaysia, South Korea, the Philippines, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Singapore have legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded a casino license to Las Vegas Sands and a second casino license to the Genting Group in 2006. The Genting Group opened its casino in February 2010 and Las Vegas Sands opened its casino in April 2010. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our financial condition, results of operations or cash flows.

RISK FACTORS

Currently, Macau is the only region in China offering legal casino gaming. There may be casinos in parts of mainland China that are operated illegally and without licenses. Competition from illegal casinos in mainland China could adversely affect our business, cash flow, financial condition, results of operations and prospects.

Our regional competitors also include Crown’s Crown Entertainment Complex (“Crown Melbourne”) in Melbourne, Australia and Burswood Entertainment Complex (“Burswood”) in Perth, Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers. See “Risks Relating to Our Corporate Structure and Ownership.”

The Macau Government could grant additional rights to conduct gaming in the future, which could significantly increase competition in Macau and cause us to lose or be unable to gain market share.

Melco Crown Gaming is one of six companies authorized by the Macau Government to operate gaming activities in Macau. Pursuant to the terms of the Gaming Law, the Macau Government is precluded from granting more than three gaming Concessions. The Macau Government has announced that until further assessment of the economic situation in Macau there will not be any increase in the number of Concessions or Subconcessions. However, the policies and laws of the Macau Government could change and the Macau Government could grant additional Concessions or Subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for AML, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Altira Macau casino, the City of Dreams casino, the Mocha Clubs and other future projects including the Studio City Project and any other locations we may operate from time to time. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful.

In September 2009, the Macau Government set a cap on commission payments to gaming promoters, including allowances, of 1.25% of rolling chip volume. This policy, which is being enforced as of December 2009, may limit our ability to develop successful relationships with gaming promoters and attract rolling chip patrons. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our gaming Subconcession.

RISK FACTORS

The Macau Government has also recently approved smoking control legislation, which will prohibit smoking in casinos from January 1, 2013. The legislation however permits casinos to maintain designated smoking areas of up to 50% of their gaming areas which must be created on or before January 1, 2013. The Macau Government is currently considering raising the minimum age required for the entrance in casinos in Macau from 18 years of age to 21 years of age. As far as employment is concerned, it is proposed that employees shall maintain their positions while in the process of reaching the minimum required age and it is further proposed that the director of the DICJ may authorize employees under 21 years of age to temporarily enter the casino when deemed required taking into consideration special technical qualifications. If implemented, this could adversely affect our ability to engage sufficient staff for the operation of our projects.

On March 2010, the Macau Government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013. According to the DICJ, the number of gaming tables in Macau as of June 30, 2011, was 5,237. On September 19, 2011, the Secretary for Economy and Finance of the Macau Government announced that for a period of 10 years from 2013, the total number of gaming tables to be authorized in Macau will be limited to an annual increase of 3%. This restriction may adversely affect the future expansion of our business. For instance, such a limit could inhibit our ability to develop and expand any gaming areas at Studio City Project. These restrictions are of non-statutory nature and different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau Government authorities. Also, the Macau Government announced on April 22, 2008 that it intends to restrict the ability of operators to open slot lounges, such as our Mocha Clubs, in residential areas. This policy may limit our ability to find new sites or maintain existing sites for the operation of our Mocha Clubs. We currently only have one Mocha Club, Marina Plaza, in an area that may be considered to be a residential area. There is currently no formal definition of residential and non-residential areas and this is a matter subject to the determination of the Macau government. To date, the Macau Government has not issued any formal specific instructions for Melco Crown Gaming to close or relocate such Mocha Club. If Melco Crown Gaming were to receive specific instructions from the Macau Government, we intend that it complies with the Macau Government’s instructions.

Current Macau laws and regulations concerning gaming and gaming Concessions and matters such as prevention of money laundering are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations or issue new or modified regulations that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our activities in Macau are subject to administrative review and approval by various agencies of the Macau Government. For example, our activities are subject to the administrative review and approval by the DICJ, the Health Department, Labour Bureau, Land, Public Works and Transport Bureau, Fire Department, Finance Department and the Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

RISK FACTORS

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau is revocation of the Subconcession. Under the Subconcession, the Macau Government has the right to unilaterally terminate the Subconcession in the event of non-compliance by Melco Crown Gaming with its basic obligations under the Subconcession and applicable Macau laws. If such a termination were to occur, Melco Crown Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the Subconcession. For a list of termination events, please see “The Subconcession — The Subconcession Contract — Termination Rights.” These events could lead to the termination of Melco Crown Gaming’s Subconcession without compensation to Melco Crown Gaming. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau Government to remedy any such violation.

Based on information from the Macau Government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of Melco Crown Gaming’s Subconcession, unless Melco Crown Gaming’s Subconcession were extended, only that portion of casino premises within our developments as then designated with the approval of the Macau Government, including all gaming equipment, would revert to the Macau Government automatically without compensation to us. Until such amendments come into effect, all of our casino premises and gaming equipment would revert automatically without compensation to us.

The Subconcession Contract contains various general covenants, obligations and other provisions as to which the determination of compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau Government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau Government to ensure that we are performing our obligations under the Subconcession in a manner that would avoid any violations.

Under Melco Crown Gaming’s Subconcession, the Macau Government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase Melco Crown Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau Government to be necessary. Melco Crown Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau governmental authorities before raising certain debt or equity. Melco Crown Gaming’s ability to incur debt or raise equity may also be restricted by our existing and any future loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau Government or with the other requirements and obligations imposed by the Subconcession.

Furthermore, pursuant to the Subconcession Contract, we are obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau Government might promulgate in the future. We cannot assure you that we will be able to comply with any such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect our ability to construct or operate our Macau properties. If any disagreement arises between us and the Macau Government regarding the interpretation of, or our compliance with, a provision of the Subconcession Contract, we will be relying on the consultation and negotiation process with the applicable Macau governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the Subconcession Contract as interpreted by the Macau Government.

RISK FACTORS

Melco Crown Gaming’s failure to comply with the terms of its Subconcession in a manner satisfactory to the Macau Government could result in the termination of its Subconcession. We cannot assure you that Melco Crown Gaming would always be able to operate gaming activities in a manner satisfactory to the Macau Government. The loss of its Subconcession would prohibit Melco Crown Gaming from conducting gaming operations in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects.

Currently, there is no precedent on how the Macau Government will treat the termination of a Concession or Subconcession upon the occurrence of any of the circumstances mentioned above. Some of the laws and regulations summarized above have not yet been applied by the Macau Government. Therefore, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed at this time.

Melco Crown Gaming’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its Subconcession in 2022 or if the Macau Government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.

The Subconcession Contract expires on June 26, 2022. Unless it is extended beyond this date or legislation on reversion of casino premises is amended, all of our casino premises and gaming related equipment under Melco Crown Gaming’s Subconcession will automatically be transferred to the Macau Government without compensation and we will cease to generate revenues from such operations. Under the Subconcession Contract, beginning in 2017, the Macau Government has the right to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau Government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the Subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the Subconcession). We cannot assure you that Melco Crown Gaming would be able to renew or extend the Subconcession Contract on terms favorable to us, or at all. We also cannot assure you that if the Subconcession was redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

Melco Crown Gaming’s tax exemption on Complementary Tax on income from gaming operations under the Subconcession tax will expire in 2016, and we may not be able to extend it.

Companies in Macau are subject to Complementary Tax of up to 12% of taxable income, as defined in relevant tax laws, and gaming revenues are subject to a 35% special gaming tax as well other levies of 4% under the Subconcession Contract. The other levies are subject to change on renegotiation of the Subconcession Contract and as a result of any change in relevant laws.

The Macau Government granted to Melco Crown Gaming the benefit of a corporate tax holiday from Complementary Tax on gaming income in Macau from 2007 to 2011 and the exemption has been extended for five years from 2012 to 2016. However, we cannot assure you that it will be extended beyond the expiration date.

RISK FACTORS

Macau tax laws prescribe that dividends distributed are subject to Complementary Tax at progressive rates of up to 12% of estimated taxable income over MOP300,000 if not already subject to Complementary Tax calculated over income.

The Macau Government has granted to our subsidiary Altira Hotel a declaration of utility purposes benefit, pursuant to which it is entitled to a vehicle tax holiday on certain vehicles purchased, provided there is no change in use or disposal of such vehicles within five years from the date of purchase and a property tax holiday for a period of 12 years. Additionally, under the property tax holiday, the entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Complementary Tax for the same 12 year period. The Macau Government has also granted to our subsidiary Melco Crown (COD) Hotels a declaration of utility purposes benefit in respect of Hard Rock Hotel, pursuant to which it is entitled to a vehicle tax holiday on certain vehicles purchased, provided there is no change in use or disposal of such vehicles within five years from the date of purchase and a property tax holiday for a period of 12 years. Additionally, under the property tax holiday, this entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Complementary Tax for the same 12 year period. We have applied for the same tax holiday for Melco Crown (COD) Hotels in relation to Crown Towers Hotel, but we cannot assure you that it will be granted by the Macau Government on as favorable terms, or at all.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We have conducted, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances, Hong Kong. As most of our gaming customers are visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue, notwithstanding our uncollectible receivable. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

RISK FACTORS

The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenue.

We conduct our table gaming activities at our casinos on a credit basis as well as a cash basis and our gaming promoters conduct their operations by extending credit to gaming patrons. The general economic downturn and turmoil in the financial markets have placed broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. Continued tightening of liquidity conditions in credit markets may constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

Our business may face a higher level of volatility due to the current weighting of rolling chip in our revenue base.

A substantial proportion of our casino revenues is generated from the rolling chip segment of the gaming market. The revenues generated from the rolling chip segment of the gaming market are acutely volatile primarily due to high bets, and the resulting high winnings and losses. As a result, our business and results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters, our ability to attract rolling chip patrons may be adversely affected.

Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. As of June 30, 2011, we had agreements in place with approximately 79 gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies we may therefore need to offer better terms of business to gaming promoters, including extensions of credit, which may increase our overall credit exposure. If our gaming promoters are not able to maintain relationships with patrons, our ability to maintain or grow casino revenues may be adversely affected.

A cap on commission payments to gaming promoters, including any allowances, is set by the Macau Government at 1.25% of rolling chip volume. This cap was introduced in September 2009 and has been enforced from December 2009 and has affected our gaming promoters and the level of their incentives but has thus far not materially affected our revenues. If, however, the Macau Government further reduces the cap on the commission rates payable to gaming promoters to a level lower than the maximum 1.25% we are currently permitted to pay, gaming promoters’ incentives to bring travelers to our casinos would be further diminished, and certain of our gaming promoters may be forced to cease operations. If this were to happen, our business, financial condition and results of operations could be materially and adversely affected.

RISK FACTORS

Ama and the Individual Guarantor might not be able to repay to us the amounts outstanding under the settlement agreements, and, consequently, we may not be able to fully recover the amounts in debt by Ama towards us, in the approximate amount of HK$249.2 million, in the expected time or at all.

On March 23, 2010, Melco Crown Gaming initiated executory proceedings against Ama International Limited (“Ama”), and Ms. Mei Huan Chen, an individual guarantor of Ama (the “Individual Guarantor”) for recovery of certain amounts outstanding and owed by Ama, a former gaming promoter for Altira Macau. Considering the existence of a reasonable risk that the Individual Guarantor would likely dissipate her assets prior to a judicial attachment being obtained, Melco Crown Gaming also filed on March 25, 2010 an injunction pursuant to which it obtained the seizure of a number of assets of the Individual Guarantor, which were subsequently attached. Other court proceedings were initiated by Melco Crown Gaming, Ama and the Individual Guarantor during the course of the above mentioned executory proceedings, as a result thereof.

With respect to these disputes with Ama and the Individual Guarantor, on July 29, 2011, Melco Crown Gaming, Ama and the Individual Guarantor entered into settlement agreements. Pursuant to the settlement agreements, Ama and the Individual Guarantor agreed to pay in installments the outstanding amount of approximately HK$249.2 million (US$32.0 million). Each of the first four installments of HK$6.0 million (US$771,000) was paid on August 5, 2011, August 30, 2011, September 30, 2011 and October 30, 2011, respectively. Further 18 installments of HK$10.0 million (US$1.3 million) each are to be paid on a monthly basis from November 30, 2011 with the last installment of HK$1.1 million (US$141,000) to be paid on May 30, 2013. An additional installment of HK$44.1 million (US$5.7 million) is to be paid on or before January 15, 2012. The Individual Guarantor mortgaged and pledged certain assets to secure payment of the outstanding amount. As part of the settlement agreements, on September 1, 2011, Ama submitted a request to terminate the civil action filed against Melco Crown Gaming, and Ama and the Individual Guarantor filed all relevant requests to terminate all incidental procedures against Melco Crown Gaming. These requests have been sanctioned by the court. The payment by installments agreement which provides to the court certain of the above mentioned payment terms and requests the suspension of the executory proceedings was submitted to the court by Melco Crown Gaming on September 22, 2011. Following the request of Melco Crown Gaming, on September 28, 2011, the court ordered that the amounts deposited with the court be used to pay court fees and to pay the amounts due to Melco Crown Gaming under the settlement agreements. If Ama and the Individual Guarantor are unable to repay to us the amounts outstanding under the settlement agreements, we may not be able to fully recover the amounts in debt by Ama towards us, in the approximate amount of HK$249.2 million, in the expected time or at all.

We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our Shareholders to suffer harm to our own and the Shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators.

RISK FACTORS

The reputation and integrity of the parties with whom we engage in business activities, in particular those who are engaged in gaming related activities, such as gaming promoters, and developers and hotel operators that do not hold Concessions or Subconcessions and with which we have or may enter into services agreements, are important to our own reputation and to Melco Crown Gaming’s ability to continue to operate in compliance with its Subconcession. Under Macau Gaming Law, Melco Crown Gaming has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its Subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If we were to deal with any party whose probity was in doubt, this may reflect negatively on our own probity when assessed by the gaming regulators. Also, if a party associated with us falls below the gaming regulators’ suitability standards, we and our Shareholders may suffer harm to our and the Shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

In particular, the reputations of the gaming promoters we deal with are important to our own reputation and Melco Crown Gaming’s ability to continue to operate in compliance with its Subconcession. While we endeavor to ensure high standards of probity and integrity in the gaming promoters with whom we are associated, we cannot assure you that the gaming promoters with whom we are associated will always maintain such high standards. If we were to deal with a gaming promoter whose probity was in doubt or who failed to operate in compliance with Macau law consistently, this may be considered by regulators or investors to reflect negatively on our own probity and compliance records. If a gaming promoter falls below our standards of probity, integrity and legal compliance, we and our Shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming and other regulators with authority over our operations or us.

Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.

A significant number of our gaming customers come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties from mainland China. Since mid 2003, under IVS, mainland Chinese citizens from certain cities have been able to travel to Macau on an individual visa application basis, and did not need to join a tour group which they would have otherwise been required to. In mid 2008, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In addition, in May 2009, China placed certain restrictions on the operations of “below-cost” tour groups that involve low up-front payments and compulsory shopping. It is not known when, or if, policies similar to those implemented previously restricting visitation by mainland Chinese citizens to Macau and Hong Kong, will be put in place and visa policies may be adjusted, without notice, in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.

RISK FACTORS

We cannot assure you that AML policies that we have implemented, and compliance with applicable AML laws, will be totally effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented AML policies in compliance with all applicable AML laws and regulations in Macau. We cannot assure you that any such policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau. In the normal course of business, we expect to be required by regulatory authorities from Macau and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to AML laws and regulations.

Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. Any serious incident of or repeated violation of laws related to money laundering or regulatory investigation into money laundering activities may cause a revocation or suspension of the Subconcession. For more information regarding Macau’s AML regulations, see the section headed “Regulations — AML Regulations in Macau” in this document.

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may adversely affect our projects.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, plane and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects.

Any violation of the FCPA could have a negative impact on us.

We are subject to regulations imposed by the FCPA and other anti-corruption laws which if violated may result in severe criminal and civil sanctions as well as other penalties. There has been a general increase in FCPA enforcement activity in recent years by the SEC and U.S. Department of Justice. Both the number of FCPA cases and sanctions imposed have risen dramatically. We have in place an ongoing FCPA compliance program which includes internal policies, procedures and training aimed to prevent and detect compliance issues and risks with these laws. However, we cannot assure you that our employees, contractors and agents will continually adhere to our compliance programs. Should they not follow our programs, we could be subject to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our financial condition. As a U.S. listed company with gaming operations in Macau, compliance with U.S. laws and regulations that apply to our operations increases our cost of doing business. We also deal in significant amounts of cash in our operations and are subject to various reporting and AML regulations. Any violation of AML laws or regulations by us could have a negative effect on our results of operations.

RISK FACTORS

RISKS RELATING TO OUR CORPORATE STRUCTURE AND OWNERSHIP

Our existing Shareholders will have a substantial influence over us, and their interests in our business may be different than yours.

Melco and Crown together own a substantial majority of our outstanding Shares, with each beneficially holding approximately 33.24% of our outstanding Shares (exclusive of any Shares represented by ADSs held by the SPV) as of the Latest Practicable Date. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our Company under which each agrees to, among other things, vote its shares in favor of three nominees to our Board designated by the other. As a result, Melco and Crown, if they act together, will have the power, among other things, to elect Directors to our Board, including six of ten Directors who are designated nominees of Crown and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent Directors or other Shareholders and the interests of these Shareholders may conflict with your interests as minority Shareholders.

Business conducted by a collaboration of different corporate groups involves certain risks.

Melco and Crown have been our Controlling Shareholders and each hold approximately 33.24% of our total Shares issued and outstanding (exclusive of any Shares represented by ADSs held by SPV) as at the Latest Practical Date. With Melco and Crown being the Controlling Shareholders, there are special risks associated with the possibility that Melco and Crown may: (i) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (ii) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (iii) take actions contrary to our policies or objectives; (iv) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (v) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Melco and Crown may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau, which could have material adverse consequences to us and the interests of our minority Shareholders.

Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority Shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown Melbourne in Melbourne, Australia and Burswood in Perth, Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. We cannot guarantee you that Melco and Crown will make strategic and other decisions which do not adversely affect our business.

RISK FACTORS

Changes in our Share ownership, including a change of control of our Shares owned collectively by Melco and Crown, could result in our inability to draw loans or cause events of default under our indebtedness, or could require MCE Finance to make an offer to repurchase the Senior Notes or require us to make an offer to repurchase the RMB Bonds.

The 2011 Credit Facilities include provisions under which we may suffer an event of default or incur an obligation to prepay the facility in full upon the occurrence of a change of control with respect to Melco Crown Gaming, or a decline in the aggregate indirect holdings of Melco Crown Gaming shares by Melco and Crown, below certain thresholds which is accompanied by a ratings decline. Under the terms of the Senior Notes, a change of control in connection with a decrease of the holdings of Melco and Crown accompanied by a ratings decline will trigger a change of control, which would require MCE Finance to offer to repurchase the Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date of redemption. Under the terms of the RMB Bonds, we must offer to redeem the RMB Bonds upon the occurrence of a change of control at a price equal to 101% of their principal amount, plus accrued interest up to, but excluding, the Put Settlement Date (as defined in the trust deed). Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities, the Senior Notes or the RMB Bonds and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

Crown’s investment in our Company is subject to regulatory review in several jurisdictions and if regulators in those jurisdictions were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, Crown may be required to withdraw from the joint venture.

Crown wholly owns and operates Crown Melbourne in Melbourne, Australia and Burswood in Perth, Australia. Crown also fully owns and operates the Aspinalls Club in London. In addition, Crown owns a portfolio of gaming investments that have been accumulated to complement Crown’s existing core businesses.

In all jurisdictions in which Crown, or any of its wholly owned subsidiaries, holds a gaming license or Crown has a significant investment in a company which holds gaming licenses, gaming regulators are empowered to investigate associates, including business associates of Crown, such as us, to determine whether the associate is of good repute and of sound financial resources. If, as a result of such investigation, the relevant gaming regulator determines that, by reason of its association, Crown has ceased to be suitable to hold a gaming license or to hold a substantial investment in the holder of a gaming license then the relevant gaming regulator may direct Crown to terminate its association or risk losing its gaming license or approval to invest in the holder of a gaming license in the relevant jurisdiction.

RISK FACTORS

If actions by us or our subsidiaries or by Melco or Crown fail to comply with the regulatory requirements and standards of the jurisdictions in which Crown owns or operates casinos or in which companies in which Crown holds a substantial investment own or operate casinos or if there are changes in gaming laws and regulations or the interpretation or enforcement of such laws and regulations in such jurisdictions, Crown may be required to withdraw from its investment in our Company or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by Crown from its investment in our Company could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities.

RISKS RELATING TO OUR FINANCING AND INDEBTEDNESS

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness, including the following:

•	approximately US$1.2 billion under the 2011 Credit Facilities;

•	US$600 million from MCE Finance’s sale of the Senior Notes;

•	RMB2.3 billion from the offering of the RMB Bonds and its related Deposit-Linked Loan for approximately HK$2.7 billion;

•	financing for a significant portion of the costs of developing the next phase at the City of Dreams site and Studio City Project, in an amount which is as yet undetermined.

Our significant indebtedness could have material consequences. For examples, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

•

require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt bears interest at variable rates;

•

cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•

in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our own and our subsidiaries’ assets, over which our lenders have taken or will take security.

RISK FACTORS

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other debt obligations.

We may require external debt or equity financing to complete our future investment projects, which may not be available on satisfactory terms or at all.

We have in the past funded our capital investment projects through, among others, cash generated from our operations, credit facilities and the issuance of the Senior Notes and the RMB Bonds. We will require additional funding in the future for our capital investment projects, including the Studio City Project, which we may raise through external financing. As at the Latest Practicable Date, our total estimated capital expenditure for design and construction costs of our major capital investment projects, namely the Studio City Project, is approximately US$1.9 billion. External debt or equity financing by us may require the approval of or communication to the Macau Government, and may be subject to, among others, the terms of credit facilities, the Senior Notes and the RMB Bonds. In addition, our ability to obtain debt or equity financing on acceptable terms, depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. As a result, we cannot assure you that we will be able to obtain sufficient funding from external sources as required on terms satisfactory to us, or at all, to finance future capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated debt obligations, to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

RISK FACTORS

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the indenture governing the Senior Notes and the RMB Bonds agreement, there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt obligations and other agreements, or the indenture governing Senior Notes, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing the Senior Notes and the RMB Bonds agreement, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of debt or result in a default under our other debt agreements, including the indenture governing the Senior Notes and the RMB Bonds agreement. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

The terms of the 2011 Credit Facilities may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The 2011 Credit Facilities and associated facility and security documents that Melco Crown Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Gaming and its subsidiaries, and therefore, effectively, on us. The covenants in the 2011 Credit Facilities restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	sell, transfer or dispose of assets;

•	make certain investments;

•

make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	make payments for fees or goods and services to our Controlling Shareholders, unless on normal commercial terms;

•	vary Melco Crown Gaming’s Subconcession Contract or the Borrowing Group’s land concessions and certain other contracts; and

•	enter into contracts for construction or financing of an additional hotel tower in the City of Dreams unless approved under the terms of the 2011 Credit Facilities.

RISK FACTORS

In addition, the restrictions under the 2011 Credit Facilities contain financial covenants, including requirements that we satisfy certain tests or ratios such as Leverage, Total Leverage and Interest Cover, each as defined in the 2011 Credit Facilities.

Restrictions also provide that should a Change of Control (as defined in the 2011 Credit Facilities) occur, the facility will be cancelled and all amounts outstanding thereunder become immediately due and payable. These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require, and impede our growth.

Our operations are restricted by the terms of the Senior Notes, which could limit our ability to plan for or to react to market conditions or meet our capital needs.

The indenture governing the Senior Notes includes a number of significant restrictive covenants. Such covenants restrict, among other things, the ability of MCE Finance and its subsidiaries to:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments, including dividends;

•	issue or sell capital stock of our restricted subsidiaries;

•	sell assets;

•	create liens;

•	enter into agreements that restrict the ability of the restricted subsidiaries to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance.

Our operations are restricted by the terms of the RMB Bonds which may limit our ability to respond to market conditions or to continue the growth of our business.

The RMB Bonds agreement has certain covenants which restrict our ability to raise further funds. For example we must ensure that:

•	we have satisfactory security in place for the RMB Bonds before we raise any additional secured indebtedness;

•	our Consolidated Tangible Net Worth (as defined in the RMB Bonds agreement) must not fall below US$1 billion; and

•	our total borrowings must not exceed more than 2.5 times our Consolidated Tangible Net Worth.

RISK FACTORS

The amount of RMB2.3 billion under the RMB Bonds agreement will be due immediately in the event of a default (subject to certain grace periods and exceptions), such as:

•	non-payment of principal or interest due under repayment terms of the RMB Bonds;

•	failure on the part of our Material Subsidiaries (as defined in the RMB Bonds agreement) to honor repayment terms under their debt obligations;

•	the initiation of insolvency proceedings by a third party against us or any of our Material Subsidiaries (as defined in the RMB Bonds agreement); and

•	the revocation of a gaming license held by us or any of our Material Subsidiaries (as defined in the RMB Bonds agreement).

The above covenants may limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance with the RMB Bonds agreement and ensure that we do not trigger an event of default. The RMB Bonds agreement also has a change of control provision which states that any Change of Control (as defined in the RMB Bonds agreement) would entitle the holder to seek repayment of the total outstanding amount due under the RMB Bonds.

Drawdown or rollover of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access or roll over loan advances under such facilities. There is no assurance that we will be able to satisfy all conditions precedent under our current or future debt facilities.

Our current and future debt facilities, including the 2011 Credit Facilities, require and will require satisfaction of conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances in any debt facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down or roll over loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

RISK FACTORS

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

If there were an event of default under one of our or our subsidiaries’ debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to become due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt facilities. The value of the collateral may not be sufficient to repay all of our indebtedness.

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to generate revenue from operations at our present and future projects.

If we are unable to maintain our current debt facility or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), this could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of future projects or our pursuing of other opportunities. This may limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. In addition, costs incurred by any new financing may be greater than currently anticipated.

RISKS RELATING TO THE DUAL PRIMARY LISTING

If we fail to comply with applicable gaming or other laws, the Stock Exchange could cancel our Listing.

Pursuant to the announcement issued by the Stock Exchange in relation to “Gambling Activities Undertaken by Listing Applicants and/or Listed Issuers” dated March 11, 2003 (the “Announcement”), if we are engaged in gambling activities and in the operation of such activities (i) fail to comply with the applicable gambling laws in the areas where such activities operate; and/or (ii) contravene the Gambling Ordinance (Chapter 148 of the laws of Hong Kong), our business may be considered unsuitable for Listing under Rule 8.04 of the Listing Rules. As a result, the Stock Exchange may require us to take remedial actions, and may suspend the dealings in, or may cancel the Listing of, our Shares. Our Company has exercised due diligence in carrying out its gaming operations in a manner consistent with applicable legal requirements and/or does not contravene the Gambling Ordinance, as required under the Announcement.

RISK FACTORS

The trading price of our ADSs has been volatile since our ADSs began trading on NASDAQ and may be subject to fluctuations in the future. The market price for our Shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the NASDAQ Global Market beginning on December 19, 2006, and were upgraded to trade on the NASDAQ Global Select Market on January 2, 2009. During the period from December 19, 2006 until November 23, 2011, the trading prices of our ADSs ranged from US$2.33 to US$22.20 per ADS and the closing sale price on November 23, 2011 was US$8.41 per ADS. The market price for our Shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau gaming market;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, HK dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding Shares;

•	sales or perceived sales of additional Shares or ADSs or securities convertible or exchangeable or exercisable for Shares or ADSs; and

•	rumors related to any of the above.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs and Shares.

The stock markets of NASDAQ and Hong Kong have different characteristics and the historical prices of the ADSs may not be indicative of the performance of the Hong Kong Shares after the Listing.

RISK FACTORS

Our ADSs are currently listed and traded on the NASDAQ Global Select Market and following the Listing, it is our Company’s current intention that the ADSs will continue to be traded on NASDAQ. NASDAQ and the Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading price of the ADSs and the Hong Kong Shares may not be the same. Furthermore, fluctuations in the price of ADSs could materially and adversely affect the Hong Kong Share price and vice versa. Due to the different characteristics of the stock markets of NASDAQ and Hong Kong, the historical prices of the ADSs may not be indicative of the performance of the Hong Kong Shares after the Listing. Investors should therefore not place undue reliance on the prior trading history of the ADSs when evaluating an investment in our Company.

The liquidity of our Shares on the Stock Exchange may be limited and the effectiveness of the liquidity arrangements is subject to limitations.

Our Shares have not been traded on the Stock Exchange before the Introduction and there may be limited liquidity in our Shares on the Stock Exchange. Shareholders will be able to transfer the registration of our Shares from New York to Hong Kong, and vice versa, but there is no certainty as to the number of ADSs that Shareholders may elect to transfer to Hong Kong. This may adversely affect investors’ ability to purchase or liquidate Shares on the Stock Exchange. Accordingly, there is no guarantee that the price at which Shares are traded on the Stock Exchange will be substantially the same as or similar to the price at which Shares are traded on the NASDAQ Global Select Market or that any particular volume of Shares will trade on the Stock Exchange.

Throughout the Liquidity Period, the Designated Dealers intend to carry out liquidity activities between the NASDAQ and Hong Kong markets (as set out in the section headed “Listings, Registration, Dealings and Settlement — Liquidity Arrangements” in this document). Such liquidity activities are intended to contribute to the liquidity of our Shares on the Hong Kong market. You should be aware, however, that the liquidity arrangements are subject to the Designated Dealers’ ability to sell our Shares or obtain sufficient number of Shares for settlement on the Hong Kong market, as well as the existence of adequate price differentials between the Hong Kong and NASDAQ markets.

There is no guarantee that the liquidity arrangements will attain and/or maintain liquidity in our Shares at any particular level on the Stock Exchange, nor is there assurance that an open market will in fact develop. The liquidity arrangements will also terminate and cease to continue beyond the Liquidity Period.

The liquidity arrangements do not create any obligation on the Designated Dealers to undertake any liquidity or other transactions in our Shares. Accordingly, there is no guarantee that the price at which our Shares are traded on the Stock Exchange will be substantially the same as or similar to the price at which our Shares are traded on the NASDAQ Global Select Market or that any particular volume of our Shares will trade on the Stock Exchange. The liquidity arrangements being implemented in connection with the Introduction are not equivalent to the price stabilization activities which may be undertaken in connection with an initial public offering. In addition, the Designated Dealers are not acting as a market maker and does not undertake to create or make a market in our Shares on the Stock Exchange.

RISK FACTORS

There has been no prior public market for our Shares in Hong Kong, and there can be no assurance that an active market will develop.

Prior to the Introduction, there has not been a public market for the Shares in Hong Kong. An active public market in Hong Kong may not develop or be sustained after the Introduction. We have applied to list and deal in our Shares on the Stock Exchange. However, even if approved, being listed on the Stock Exchange does not guarantee that an active trading market for our Shares in Hong Kong will develop. Moreover, the NASDAQ and the Stock Exchange have different characteristics, and the historical prices of our ADSs may not be indicative of the performance of our Shares after Listing. If an active market for our Shares does not develop after the Introduction, the market price and liquidity of our Shares may be adversely affected. There can be no assurance as to the ability of Shareholders to sell their Shares or the prices at which Shareholders would be able to sell their Shares.

We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

We may pay dividends to Shareholders in the future. Such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our Board. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our Shares in the near to medium term. Except as permitted under the Cayman Companies Law (as amended) and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our Directors determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our Shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, is further subject to restrictive covenants contained in the 2011 Credit Facilities, the Senior Notes and in other facility agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2011 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover and leverage ratios and, if a cash distribution, ensuring that the dividend payment amount does not exceed a certain amount of our cash and cash equivalent investments and that as a result of such dividend payment we still hold a certain amount of cash and cash equivalent investments. The Senior Notes also contain certain covenants restricting payment of dividends by MCE Finance and its subsidiaries. For more details, please see “Financial Information —Management’s Discussion and Analysis of Financial Condition and Results of Operations —Description of Material Indebtedness.”

Substantial future sales or perceived sales of our Shares or ADSs in the public market could cause the price of our ADSs and Shares to decline.

Sales of our ADSs or Shares in the public market, or the perception that these sales could occur, could cause the market price of our Shares and ADSs to decline. Upon expiration of the lock-up agreements, all of the Shares beneficially held by Melco and Crown are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 under the U.S. Securities Act and subject to the terms of their shareholders’ deed. To the extent these or other shares are sold into the market, the market price of our Shares and ADSs could decline. The ADSs represent interests in the Shares of our Company. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the Shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.

RISK FACTORS

In addition, Melco and Crown have the right to cause us to register the sale of their shares under the U.S. Securities Act, subject to the terms of their shareholders’ deed. Registration of these shares under the U.S. Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the U.S. Securities Act immediately upon the effectiveness of the registration statement. Sales of these registered shares in the public market could cause the price of our Share and ADSs to decline.

Any decision by us to raise further equity in the markets in the U.S. or Hong Kong, which would result in dilution to existing Shareholders, could cause the price of our ADSs and Shares to decline.

You may have difficulties in protecting your interests under Cayman Companies Law.

Our corporate affairs are governed by our amended and restated Memorandum and Articles, the Cayman Companies Law (as amended) and the common law of the Cayman Islands. The rights of Shareholders to take action against our Directors, actions by minority Shareholders and the fiduciary responsibilities of our Directors to us under Cayman Companies Law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The laws of the Cayman Islands relating to the protection of the interests of minority Shareholders differ in some respects from those established under statutes or judicial precedent in existence in Hong Kong, the PRC and other jurisdictions. The remedies available to the minority Shareholders may be limited compared to the laws of other jurisdictions. As a result, these Shareholders may face more uncertainties and difficulties in protecting their interests in the face of actions taken by management, our Directors or the Controlling Shareholders.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands exempted company. All of our current operations and substantially all of our assets are located in Macau. Some of our Directors and officers are nationals and residents of countries other than the United States and Hong Kong and a substantial portion of their assets are located outside these jurisdictions. As a result, it may be difficult for you to effect service of process within the United States or Hong Kong upon these persons. It may also be difficult for you to enforce in the Cayman Islands, Macau and Hong Kong courts judgments obtained in courts of the United States, Hong Kong or other foreign jurisdictions. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such the Cayman Islands, Macau or Hong Kong courts would be competent to hear original actions brought in the Cayman Islands, Macau or Hong Kong against us or such persons predicated upon the securities laws of the United States or any state.

Facts and other statistics in this document derived from official government publications or public database sources may not be reliable.

RISK FACTORS

Facts and other statistics in this document have been derived from various official government publications and sources such as DICJ and DSEC that we generally believe to be reliable. However, we cannot guarantee the quality or reliability of such source materials. They have not been prepared or independently verified by us, the Joint Sponsors, or any of our or their respective directors, officers, agents, employees, advisors or representatives or any other person or party involved in the Introduction and no representation is given as to their accuracy.

We have, however, taken reasonable care in the reproduction or extraction of the official government publications for the purpose of disclosure in this document. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice, these facts and statistics in this document may be inaccurate or may not be comparable to facts and statistics produced with respect to other economies. Further, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy as may be the case in other jurisdictions. Therefore, you should not unduly rely upon the facts and statistics contained in this document.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. All statements other than statements of historical fact in this document are forward-looking statements. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our ability to refinance and raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market in and visitation to Macau;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from SJM, VML, Wynn Macau, Galaxy, and MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of Studio City Project;

•	the next phase of the City of Dreams;

•	our entering into new development and construction and new ventures;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

FORWARD-LOOKING STATEMENTS

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau;

•	the outcome of any current and future litigation; and

•	other factors described under “Risk Factors” in this document.

The forward-looking statements made in this document relate only to events or information as of the date on which the statements are made in this document. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this document completely and with the understanding that our actual future results may be materially different from what we expect.

INFORMATION ABOUT THIS DOCUMENT AND THE LISTING

DIRECTORS’ RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT

This document, for which our Directors accept full responsibility, includes particulars given in compliance with the Companies Ordinance, the Securities and Futures (Stock Market Listing) Rules (Chapter 571V of the Laws of Hong Kong) and the Listing Rules for the purpose of giving information to the public with regard to us. Our Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

APPLICATION FOR LISTING OF THE SHARES ON THE STOCK EXCHANGE

Our ADSs are listed on NASDAQ Global Select Market. We have applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares in issue, and those that may be issued pursuant to the exercise of any awards that have been or may be granted under the 2006 Share Incentive Plan and 2011 Share Incentive Plan. Our listing on both NASDAQ Global Select Market and the Stock Exchange will be dual primary listings.

Save as disclosed in this document, none of the Shares are listed on or dealt in on any other stock exchange and no such listing or permission to list is being sought or is proposed to be sought in the near future.

CONDITIONS OF THE INTRODUCTION

The Introduction is subject to the fulfillment of the conditions that, among other things, the Listing Committee grants the listing of, and permission to deal in, on the Main Board of the Stock Exchange, our Shares presently in issue and may be issued pursuant to the exercise of any awards that have been or may be granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

REASONS FOR THE INTRODUCTION

Our Directors consider that it would be desirable and beneficial for our Company to have dual primary listings of our Shares on the Stock Exchange and NASDAQ Global Select Market as our Directors believe that the Stock Exchange and NASDAQ Global Select Market attract different investors. The dual listings are likely to provide our Company ready access to two different equity markets if any opportunity arises. It may also increase the investor base of our Company. Further, listing on the Stock Exchange may enhance our Company’s profile in Hong Kong, facilitate investment by Hong Kong investors, enable our Company to gain access to Hong Kong’s capital markets and benefit our Company by exposing us to a wide range of private and institutional investors. Our Directors consider that this is important for our Group’s potential future growth and long term development, since in particular, our Group’s operations are principally located in the Macau.

COMMENCEMENT OF DEALINGS IN OUR SHARES

Dealings in our Shares on the Main Board of the Stock Exchange are expected to commence on December 7, 2011. Our Shares will be traded on the Main Board of the Stock Exchange in board lots of 300 Shares each.

INFORMATION ABOUT THIS DOCUMENT AND THE LISTING

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

Subject to the granting of the listing of, and permission to deal in, our Shares on the Stock Exchange and our compliance with the stock admission requirements of HKSCC, our Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the Listing Date or any other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements have been made for our Shares to be admitted into CCASS. If you are unsure about the details of CCASS settlement arrangements and how such arrangements will affect your rights and interests, you should seek the advice of your licensed securities dealers or other professional advisors.

PROFESSIONAL TAX ADVICE RECOMMENDED

Potential investors are recommended to consult their professional advisors if they are in any doubt as to the taxation implications of subscribing for, purchasing, holding or disposal of, and dealing in our Shares (or exercising rights attached to them). None of us, the Joint Sponsors, any of our or their respective directors, officers, agents, employees, advisors or representatives or any other person or party involved in the Listing accepts responsibility for any tax effects on, or liabilities of, any person resulting from the subscription, purchase, holding or disposal of, dealing in, or the exercise of any rights in relation to, our Shares.

HONG KONG REGISTER OF MEMBERS

Our register of members holding unlisted Shares will be maintained by our principal registrar, Walkers Corporate Service Limited, in the Cayman Islands, and our register of members holding listed Shares will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, in Hong Kong.

CURRENCY TRANSLATIONS

Unless otherwise specified, this document contains certain translations for the convenience of the reader as at June 30, 2011: (i) U.S. dollars into Hong Kong dollars at the rate of US$1.00 = HK$7.78 (as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States); (ii) Hong Kong dollars into Renminbi at the rate of HK$1.00 = RMB0.83 (based on the announcement by the People’s Bank of China); and (iii) U.S. dollars into Singapore dollars at the rate of US$1.00 = SGD1.23 (as set forth in the H.10 weekly statistical release of the Federal Reserve Board of the United States). The Pataca is pegged to the Hong Kong dollar at a rate of HK$1.00 = MOP1.03, as published by the Monetary Authority of Macau. Based on the aforementioned translations of U.S. dollars to Hong Kong dollars and Hong Kong dollars to Patacas, translations from U.S. dollars to Patacas as at June 30, 2011 are made in this document for the convenience of the reader at the rate of US$1.00 = MOP8.01. These translations are provided for reference and convenience only, and no representation is made, and no representation should be construed as being made, that any amounts in MOP, US$, HK$ or RMB can be or could have been at the relevant dates converted at the above rates or any other rates or at all.

INFORMATION ABOUT THIS DOCUMENT AND THE LISTING

ROUNDING

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

DIRECTORS AND PARTIES INVOLVED IN THE LISTING

DIRECTORS

Name	Address	Nationality
Executive Director

Lawrence Yau Lung Ho (Co-Chairman)	38/F, The Centrium	Chinese
( )	60 Wyndham Street
Central
Hong Kong
Non-executive Directors

James Douglas Packer (Co-Chairman)	Level 3, Crown Towers	Australian
8 Whiteman Street
Southbank
Victoria 3006
Australia

John Peter Ben Wang	38/F, The Centrium	British
( )	60 Wyndham Street
Central
Hong Kong

Yuk Man Chung	38/F, The Centrium	Chinese
( )	60 Wyndham Street
Central
Hong Kong

William Todd Nisbet	Level 3, Crown Towers	American
8 Whiteman Street
Southbank
Victoria 3006
Australia

Rowen Bruce Craigie	Level 3, Crown Towers	Australian
8 Whiteman Street
Southbank
Victoria 3006
Australia
Independent non-executive Directors

James Andrew Charles MacKenzie	209 Cecil Street	Australian
South Melbourne 3205
Australia
Thomas Jefferson Wu	64/F, Hopewell Centre	British
( )	183 Queen’s Road East
Wanchai
Hong Kong

DIRECTORS AND PARTIES INVOLVED IN THE LISTING

Name	Address	Nationality
Yiu Wa Alec Tsui	6/F, New Henry House	British
( )	10 Ice House Street
Central
Hong Kong

Robert Wason Mactier	Level 6	Australian
72 Christie Street
St. Leonards
New South Wales 2065
Australia

Parties involved in the Listing

Joint Sponsors
Credit Suisse (Hong Kong) Limited
88th Floor
International Commerce Centre
1 Austin Road West
Kowloon
Hong Kong

Deutsche Bank AG, Hong Kong Branch
Level 52
International Commerce Centre
1 Austin Road West
Kowloon
Hong Kong

(in alphabetical order)

Legal advisors to our Company	As to Hong Kong Law and U.S. law
Shearman & Sterling
12th Floor
Gloucester Tower
The Landmark
15 Queen’s Road Central
Hong Kong

As to Macau law
Manuela António - Lawyers and Notaries
Av. Dr. Mario Soares, No. 25
Edf. Montepio, 1st Floor, Comp. 13
Macau

As to Cayman Islands law
Walkers
15th Floor, Alexandra House
18 Chater Road
Central
Hong Kong

DIRECTORS AND PARTIES INVOLVED IN THE LISTING

Legal advisors to the Joint Sponsors	As to Hong Kong Law and U.S. law
Skadden, Arps, Slate, Meagher & Flom
42nd Floor
Edinburgh Tower
The Landmark
15 Queen’s Road Central
Hong Kong

As to Macau law
Henrique Saldanha, A&N - Lawyers and
Notaries
25th Floor
Avenida da Praia Grande, 429
Macau

Auditor and reporting accountant	Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

Independent property valuer	Savills Valuation and Professional Services
Limited
23rd Floor, Two Exchange Square
Central
Hong Kong

Independent property valuer (for the Studio	Jones Lang LaSalle Sallmanns Limited
City Project site)	6/F Three Pacific Place
1 Queen’s Road East
Hong Kong

CORPORATE INFORMATION

Registered office in the Cayman Islands	Walker House
87 Mary Street
George Town
Grand Cayman KY1-9005
Cayman Islands

Principal place of business and head office	22/F, Golden Dragon Centre
in Macau	Avenida Xian Xing Hai
Macau

Place of business in Hong Kong registered	36/F, The Centrium
under Part XI of the Companies Ordinance	60 Wyndham Street
Central
Hong Kong

Company’s website	www.melco-crown.com
(information contained in this website does not
form part of this document)

Company secretary	Stephanie Cheung, member of The Law Society of
Hong Kong

Authorized representatives	Yuk Man Chung
36/F, The Centrium
60 Wyndham Street
Central
Hong Kong

Stephanie Cheung
36/F, The Centrium
60 Wyndham Street
Central
Hong Kong

Audit committee	James Andrew Charles MacKenzie (Chairman)
Thomas Jefferson Wu
Yiu Wa Alec Tsui

Compensation committee	Thomas Jefferson Wu (Chairman)
Yiu Wa Alec Tsui
Robert Wason Mactier

Nominating and Corporate Governance	Yiu Wa Alec Tsui (Chairman)
committee	Thomas Jefferson Wu
Robert Wason Mactier

Cayman Islands principal share registrar	Walkers Corporate Service Limited
and transfer office	Walker House, 87 Mary Street
George Town, Grand Cayman
KY1-9005
Cayman Islands

CORPORATE INFORMATION

Hong Kong Share Registrar	Computershare Hong Kong Investor Services
Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

Compliance advisor	Anglo Chinese Corporate Finance Limited
40th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong

Principal bankers	Bank of China, Macau Branch
Shop 2108, Level 2
The Boulevard
City of Dreams
Macau

Citibank N.A., Hong Kong Branch
45/F, Citibank Tower
Citibank Plaza
3 Garden Road
Hong Kong

THE SUBCONCESSION

The following is a summary of the material terms of Melco Crown Gaming’s Subconcession Contract with the Macau Government and Wynn Macau. There are Chinese and Portuguese versions of the Subconcession Contract, each of which is an official document of equal authority. The following summary is based on an unofficial English translation of the official Portuguese version of the Subconcession Contract and is qualified in its entirety by reference to the two official versions of the Subconcession Contract themselves. We believe that the following summary of the Subconcession Contract reflects the material terms of the Subconcession Contract in all material respects. However, because of the difficulties inherent in translation, English may not precisely convey the nuances of the Subconcession Contract, and the English translation of the Subconcession Contract may imply meanings different from those embodied in the official documents. Moreover, the Subconcession Contract provides that all issues of interpretation will be subject to the exclusive jurisdiction of the Macau courts.

THE CONCESSION REGIME

The Macau Government conducted an international tender process for gaming Concessions in Macau in 2001, pursuant to its decision to develop Macau’s gaming industry. As such, in accordance with the Macau Gaming Law and other relevant legislations, the Macau Government granted three gaming Concessions to Galaxy, SJM and Wynn Macau, respectively. Upon authorization by the Macau Government, each of Galaxy, SJM and Wynn Macau subsequently entered into Subconcession contracts with their respective Subconcessionaires. These Subconcessionaires were thus granted the right to operate casino games and other games of chance in Macau. No further granting of Subconcessions is permitted unless specifically authorized by the Macau Government. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each Concession or Subconcession, Macau Government approval is required for the commencement of operations of any casino or gaming area. As at the Latest Practicable Date, we operated three of the 34 casinos or gaming areas in Macau, among which SJM operated 20, Galaxy operated six, VML operated three, and Wynn Macau and MGM Grand Paradise each operated one.

The Subconcessionaires that entered into Subconcession Contracts with Wynn Macau, SJM and Galaxy are Melco Crown Gaming, MGM Grand Paradise and VML, respectively. These contracts provide for the terms and conditions of their Subconcessions with their respective Concessionaire, as authorized by and negotiated with the Macau Government. Our subsidiary, Melco Crown Gaming, executed a Subconcession Contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours. If the Wynn Macau Concession is terminated for any reason, the Subconcession will remain in effect. See the section headed “Regulations — Gaming Regulations” in this document.

THE SUBCONCESSION

Details of the Concessions and Subconcessions are set forth below:

Concessionaire(1)	SJM	Galaxy	Wynn Macau

Committed investment of the Concessionaire:	MOP4.7 billion	MOP8.8 billion	MOP4.0 billion(2)
	(US$0.6 billion)	(US$1.1 billion)	(US$0.5 billion)

Expiry Date:	March 31, 2020	June 26, 2022	June 26, 2022

Special levies

Contribution to a public foundation in Macau for promotion, development and study of culture, society, economy, education, science and charity events:	1.6% of gross gaming revenue(3)(4)	1.6% of gross gaming revenue(3)(4)	1.6% of gross gaming revenue(3)(4)

Contribution to Macau Government for urban development, tourism promotion and social security:	1.4% of gross gaming revenue(5)	2.4% of gross gaming revenue(3)(4)	2.4% of gross gaming revenue(3)(4)

Total:	3.0% of gross gaming revenue(3)(4)	4.0% of gross gaming revenue(3)(4)	4.0% of gross gaming revenue(3)(4)

Subconcessionaire	MGM Grand Paradise	VML	Melco Crown Gaming

Committed investment of the Subconcessionaire:	MOP4.0 billion	MOP4.4 billion	MOP4.0 billion(2)(6)

	(US$0.5 billion)	(US$0.6 billion)	(US$499.2 million)

Expiry Date:	March 31, 2020	June 26, 2022	June 26, 2022

Special levies:

Contribution to a public foundation in Macau for promotion, development and study of culture, society, economy, education, science and charity events:	1.6% of gross gaming revenue(3)(4)	1.6% of gross gaming revenue(3)(4)	1.6% of gross gaming revenue(3)(4)

Contribution to Macau Government for urban development, tourism promotion and social security:	2.4% of gross gaming revenue(3)(4)	2.4% of gross gaming revenue(3)(4)	2.4% of gross gaming revenue(3)(4)

Total:	4.0% of gross gaming revenue(3)(4)	4.0% of gross gaming revenue(3)(4)	4.0% of gross gaming revenue(3)(4)

Source: DICJ

THE SUBCONCESSION

Notes:

(1)	Pursuant to the Macau Gaming Law, the Macau Government is precluded from granting more than three gaming Concessions. The Macau Government subsequently and successively authorized three Subconcessions permitting each of Galaxy, SJM and Wynn Macau to enter into a Subconcession Contract with its respective Subconcessionaire to operate casino games in Macau.

(2)	Under the Subconcession Contract between Wynn Macau and Melco Crown Gaming, as authorized by the Macau Government, Melco Crown Gaming is required to invest at least MOP4.0 billion in Macau for one resort-hotel-casino complex and a city club.

(3)	The contribution percentages are subject to changes upon re-negotiation between the Concessionaires or Subconcessionaires and the Macau Government.

(4)	Gross gaming revenue is defined as all gaming revenue derived from casino or gaming areas.

(5)	Under the concession contract between the Macau Government and SJM, SJM agreed it would contribute only 1.4% of its gross gaming revenue, taking into consideration SJM’s commitment to be jointly responsible with one of its controlling shareholders for Macau’s navigation channel dredging service with the support of the corresponding consideration costs. There are no similar arrangements between the Macau Government and the other two Concessionaires.

(6)	Under the Subconcession Contract, Melco Crown Gaming was responsible for investing MOP4.0 billion. In June 2010, the Macau Government confirmed that as of that date, we have completed our committed investment.

The following information in connection with contributions to the Macau Government is common to all Concessionaires and Subconcessionaires:

Special gaming tax:	35.0% of gross gaming revenue(1); plus

Annual gaming premium:	• MOP30 million (US $3.7 million) per annum fixed premium;

• MOP300,000 (US$ 37,437) per annum per VIP gaming table;

• MOP150,000 (US$ 18,719) per annum per mass market gaming table; and

• MOP1,000 (US$ 125) per annum per electric or mechanical gaming machine including slot machines.

Source: DICJ

Note:

(1)	Gross gaming revenue is defined as all gaming revenue derived from casino or gaming areas.

THE SUBCONCESSION CONTRACT

The Subconcession Contract provides for the terms and conditions of the Subconcession granted to Melco Crown Gaming (formerly known as PBL Diversões (Macau), S.A), by Wynn Macau. Melco Crown Gaming does not have the right to further grant a Subconcession or transfer the operation to third parties, pursuant to the Subconcession Contract.

Melco Crown Gaming paid a consideration of US$900 million to Wynn Macau. In return, upon September 8, 2006, Melco Crown Gaming was granted the right to operate games of fortune and chance or other games in casinos in Macau, for a period of 16 years until the expiration of the Subconcession on June 26, 2022. No further payments need to be made in future operations. The operation of gaming-related activities is also permitted, subject to the prior approval from the Macau Government.

THE SUBCONCESSION

The Macau Government has reconfirmed that the Subconcession is independent of Wynn Macau’s Concession and that Melco Crown Gaming does not have any obligations to Wynn Macau pursuant to the Subconcession Contract. It is thus not affected by any modification, suspension, redemption, termination or rescission of Wynn Macau’s Concession. In addition, an early termination of Wynn Macau’s Concession before June 26, 2022, would not result in the termination of the Subconcession. The Subconcession was authorized and approved by Macau Government. Our Macau legal advisor has advised us that, absent any change to Melco Crown Gaming’s legal status, rights, duties and obligations towards the Macau Government or any change in applicable law, Melco Crown Gaming shall continue to be validly entitled to operate independently under and pursuant to the Subconcession, notwithstanding the termination or rescission of Wynn Macau’s Concession, the insolvency of Wynn Macau and/or the replacement of Wynn Macau as Concessionaire in the Subconcession Contract. The Macau Government has a contractual obligation to the effect that, should Wynn Macau cease to hold the Concession prior to June 26, 2022, the Macau Government would replace Wynn Macau with another entity so as to ensure that Melco Crown Gaming may continue to operate games of chance and other games in casinos in Macau and the Subconcession would at all times be under a Concession. Both the Macau Government and Wynn Macau has undertaken to cooperate with Melco Crown Gaming to ensure all the legal and contractual obligations are met.

A summary of the key terms of the Subconcession Contract is as follows:

Development of Gaming Projects/Financial Obligations

The Subconcession Contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau Government that as of the date of the confirmation, we had invested over MOP4.0 billion (US$499.2 million) in our projects in Macau.

Payments

In addition to the consideration paid to Wynn Macau and the annual fixed and variable premium due to the Macau Government, the Macau Government also has the power to supervise Subconcessionaires in order to assure financial stability and capacity. The Subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau Government. The method for computing these fees and taxes may be changed from time to time by the Macau Government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either:

•	a percentage of the gross revenues; or

•	the number and type of gaming devices operated.

In addition to special gaming taxes of 35% of gross gaming revenue, we are also required to contribute to the Macau Government an amount equivalent to 1.6% of the gross revenue of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau Government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities. Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenue of the gaming business for urban development, tourism promotion and the social security of Macau. We are required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming promoters.

Termination Rights

The Macau Government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Crown Gaming’s Subconcession in the event of non-compliance by us with our basic obligations under the Subconcession and applicable Macau laws. Termination of the Subconcession Contract may be enforced by agreement between Melco Crown Gaming and Wynn Macau, but is independent of Wynn Macau’s Concession. A mutual agreement between the Macau Government and Melco Crown Gaming can also result in termination of the Subconcession. Neither Melco Crown Gaming nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau Government has the exclusive right to unilaterally rescind the Subconcession Contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the Subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of Melco Crown Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau Government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau Government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau Government;

•

repeated opposition to the supervision and inspection by the Macau Government and failure to comply with decisions and recommendations of the Macau Government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the Subconcession within the prescribed period;

•	bankruptcy or insolvency of Melco Crown Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Crown Gaming or the grant of a Subconcession or entering into any agreement to the same effect; or

THE SUBCONCESSION

•

failure by a controlling shareholder in Melco Crown Gaming to dispose of its interest in Melco Crown Gaming, within 90 days from the date of the authorization given by the Macau Government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Crown Gaming.

These events could lead to the termination of Melco Crown Gaming’s Subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our designated subsidiaries which will operate our Macau project including Altira Developments, Altira Hotel and Melco Crown (COD) Developments. Based on information from the Macau Government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on termination of Melco Crown Gaming’s Subconcession only that portion of casino premises within our developments as then designated with the approval of the Macau Government, including all gaming equipment, would revert to the Macau Government automatically without compensation to us. Until such amendments come into effect upon such termination, all of our casino premises and gaming equipment would revert automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau Government to give us an opportunity to remedy any such default.

Ownership and Capitalization

Set out below are the key terms in relation to ownership and capitalization under the Subconcession Contract:

•	any person who directly acquires voting rights in Melco Crown Gaming will be subject to authorization from the Macau Government;

•

Melco Crown Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming would be subject to authorization from the Macau Government, except when such acquisition is wholly made through the shares of publicly listed companies;

•

any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming will be required to report the acquisition to the Macau Government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company);

•	the Macau Government’s prior approval would be required for any recapitalization plan of Melco Crown Gaming; and

•	the Chief Executive of Macau could require the increase of Melco Crown Gaming’s share capital if he deemed it necessary.

Under the authorization for the transfer of obligations, the Macau Government has imposed that the transfer of shares in any direct or indirect shareholders of Altira Hotel, Altira Developments and Melco Crown (COD) Developments is subject to authorization from the Macau Government. However, such restriction must be interpreted so as to grant the Macau Government a level of control over the transfer of shares of Altira Hotel, Altira Developments and Melco Crown (COD) Developments similar to the one that would apply to Melco Crown Gaming under the subconcession contract and applicable laws and regulations, as described above.

THE SUBCONCESSION

Redemption

Under the Subconcession Contract, beginning in 2017, the Macau Government has the right to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau Government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the Subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the Subconcession).

Others

In addition, the Subconcession Contract contains various general covenants and obligations and other provisions, with respect to which the determination as to compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective.

The Subconcession Contract provides for the following:

•

a special duty of cooperation which requires Melco Crown Gaming to make immediately available to the Government any document, information or data which the Government may consider necessary for its continuing monitoring of Melco Crown Gaming’s suitability;

•	a similar duty of cooperation applies to any document, information or data which the Government may consider necessary for its continuing monitoring of Melco Crown Gaming’s financial capacity;

•

that, in the execution of its investment obligations, Melco Crown Gaming deploys qualified manpower and observes internationally accepted standards in construction and, in maintaining the properties that materialize the investment obligations, manages and keeps the properties in accordance with high international standards, promptly informs the Government of any situations that may affect significantly the operation of the properties or of Melco Crown Gaming’s activities,

•	a special duty of cooperation which requires Melco Crown Gaming to make available to the Government any data and information which the Government may request with respect to its accounts;

•	a general duty of cooperation and, in this context, a requirement for Melco Crown Gaming to make available to the Government any documents and information;

•

the obligation for Melco Crown Gaming to ensure the normal functioning of its casinos and require any parties performing work or providing services to Melco Crown Gaming to observe rules of good organization and functioning;

THE SUBCONCESSION

•	that Melco Crown Gaming may not engage in concerted practices with other gaming concessionaires or gaming managing companies that are likely to impede, restrict or disable fair competition.

For the relevant period of inquiry from September 8, 2006 until November 23, 2011, according to Company’s Macau counsel and the confirmation obtained from DICJ dated November 23, 2011, Melco Crown Gaming has complied with all covenants and obligations as a gaming subconcessionaire in Macau.

Based on (i) the DICJ’s confirmation dated November 23, 2011, which confirms full compliance by Melco Crown Gaming with all its obligations under the Subconcession Contract, all applicable gaming laws and regulations in force in Macau, and all laws and regulations related to anti-money laundering and the prevention of financing of terrorism activities applicable and in force in Macau; (ii) due inquiry of Melco Crown Gaming’s anti-money laundering legal and regulatory framework; (iii) examination of the agreements executed between Melco Crown Gaming and its seven largest gaming promoters which were selected to cover approximately 30% of the total gross gaming revenue of Melco Crown Gaming in 2010, as well as random sample of Melco Crown Gaming’s agreements with its remaining gaming promoters; and (iv) the nonexistence of apparent investigations by the DICJ in relation to non-compliance by Melco Crown Gaming or any gaming promoter engaging in business activities with Melco Crown Gaming, we confirm, having obtained the advice of our Macau legal advisor, that Melco Crown Gaming is in compliance with its obligations as Subconcessionnaire, which include compliance with AML legal and regulatory framework requirements and the relevant laws relating to Melco Crown Gaming’s business operations with its gaming promoters. Our Company and the Joint Sponsors are of the view that the selection basis of the seven largest gaming promoters is reasonable and sufficient for the above purpose. In addition, Deloitte Touche Tohmatsu has assessed the control procedures on reporting the practice of criminal activities, including money laundering, by our gaming promoters and has concluded that nothing has come to its attention that caused it to believe that Melco Crown Gaming’s anti-money laundering control procedures did not comply in all material respects with the applicable AML statutes and guidelines in Macau for the period from January 1, 2011 to May 31, 2011. See “Independent Limited Assurance Report on Compliance with Anti-Money Laundering Controls Procedures” in Appendix III to this document.

There are no renewal conditions imposed under the Subconcession Contract. However, the Macau Government may impose new conditions for renewal. See the section headed “Risk Factors — Risks Relating to the Gaming Industry in Macau — Melco Crown Gaming’s Subconcession contract expires in 2022 and if we were unable to secure an extension of its Subconcession in 2022 or if the Macau Government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.” in this document.

HISTORY AND CORPORATE STRUCTURE

OUR HISTORY

Our Company was incorporated under the name of Melco PBL Entertainment (Macau) Limited in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an overseas company under the laws of Hong Kong in November 2006. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Crown was established in 2007 when it acquired the gaming assets owned by PBL as part of the demerger of PBL’s media and gaming businesses, including PBL’s investment in our Company. PBL was subsequently renamed Consolidated Media Holdings Limited. We changed our name to Melco Crown Entertainment Limited, in May 2008.

Our subsidiary Melco Crown Gaming is one of six companies licensed, through Concession or Subconcession to operate casinos in Macau. The Macau Government awarded Concessions to Galaxy, SJM and Wynn Macau in March 2002. The Macau Government subsequently and successively authorized three Subconcessions, permitting MGM Grand Paradise, VML and Melco Crown Gaming, to operate casino games and other games of chance in Macau. Melco Crown Gaming entered into the Subconcession Contract with Wynn Macau in September 2006. The Subconcession will expire in June 2022. Pursuant to the Subconcession and applicable regulations in Macau, 10% of the issued share capital of the company holding the Subconcession must be held by a managing director of Melco Crown Gaming and must be a permanent resident of Macau. As of the Latest Practicable Date, Mr. Lawrence Ho, our co-chairman and executive Director, directly holds 10% of the issued share capital of Melco Crown Gaming. Mr. Lawrence Ho is a permanent resident of both Hong Kong and Macau. For further details on the Subconcession and the Subconcession regime, please refer to the section headed “The Subconcession” in this document.

We have developed and operated a number of projects in Macau since our inception. Our current operations include (i) City of Dreams, an integrated resort in Macau, opened in Cotai in June 2009. It won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010 and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards 2011; (ii) Altira Macau, an integrated casino hotel in Macau, opened in Taipa in May 2007; (iii) Taipa Square Casino, a casino operates within Hotel Taipa Square located on Taipa Island, opened in June 12, 2008; and (iv) Mocha Clubs, the largest non-casino based operations of electronic gaming machines in Macau with a total of more than 1,800 gaming machines in nine clubs, first opened in September 2003.

In December 2006, we completed the initial public offering of our ADSs, each of which represents three Shares, and listing on NASDAQ Global Market. We completed follow-on offerings of ADSs in November 2007, May 2009 and August 2009, respectively. In January 2009, we were upgraded to trade on the NASDAQ Global Select Market.

On May 17, 2010, our subsidiary MCE Finance issued US$600 million aggregate principal amount of Senior Notes with an interest rate of 10.25% per annum and a maturity date of May 15, 2018. The Senior Notes are listed on the Official List of the SGX-ST. MCE Finance subsequently made an offer to exchange up to all of the outstanding Initial Notes for all of the outstanding Senior Notes due 2018 that have been registered under the U.S. Securities Act. Tenders with respect to 99.96% of the Initial Notes were received prior to the expiration of the exchange offer. MCE Finance completed the exchange offer, issued the Exchange Notes and listed the Exchange Notes on the SGX-ST on December 27, 2010. On May 9, 2011, we issued RMB Bonds, which consists of RMB2.3 billion (US$353.3 million) aggregate principal amount of 3.75% bonds due 2013. For further details about our Senior Notes and RMB Bonds, please refer to the sections headed “Senior Notes” and “RMB Bonds” below.

HISTORY AND CORPORATE STRUCTURE

On July 27, 2011, we acquired a 60% equity interest in the developer of Studio City Project, a large scale integrated entertainment, retail and gaming resort to be developed in Macau jointly by our Company and New Cotai Holdings, an entity controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P. For further details on our operations and development projects, please refer to the section headed “Business” in this document.

MELCO CROWN JOINT VENTURE

In November 2004, Melco and PBL agreed to form an exclusive new joint venture in Asia to develop and operate casino, gaming machines and casino hotel businesses and properties in a territory defined to include China (comprising Macau, China, Hong Kong and Taiwan), Singapore, Thailand, Vietnam, Japan, the Philippines, Indonesia, Malaysia and other countries that may be agreed (but not including Australia and New Zealand).

In March 2005, Melco and PBL concluded the joint venture arrangements resulting in our Company becoming a 50/50 owned holding company and entered into a shareholders’ deed that governed their joint venture relationship in our Company and our subsidiaries. Crown was established in 2007 when it acquired the gaming assets owned by PBL as part of the demerger of PBL’s media and gaming businesses, including PBL’s investment in our Company. We act as the exclusive vehicle of Melco and Crown to carry on casino, gaming machines and casino hotel operations in Macau, while activities in other parts of the territory will be carried out under other entities formed by Crown and Melco.

Original Shareholders’ Deed

Under the original shareholders’ deed, projects and activities of the joint venture in China were to be undertaken by MCE Holdings Three Limited (formerly known as “MPEL (Greater China) Limited”), which was effectively owned 60% by Melco and 40% by PBL, with projects in the territory outside China to be undertaken by one or more other of our subsidiaries which were effectively owned 60% by PBL and 40% by Melco.

Memorandum of Agreement

Simultaneously with PBL entering into an agreement with Wynn Macau to obtain the Subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions, economic value and benefits with respect to gaming projects in the territory, including Macau, subject to PBL obtaining the Subconcession and the transfer of control of Melco Crown Gaming to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, were:

HISTORY AND CORPORATE STRUCTURE

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the territory;

•	Melco and PBL were to appoint an equal number of members to our Board, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•

All of the class A shares of Melco Crown Gaming, representing 28% of all the outstanding capital stock of Melco Crown Gaming, were to be owned by PBL Asia Limited (as to 18%) and the managing director of Melco Crown Gaming (as to 10%), respectively. Mr. Lawrence Ho was appointed to serve as the managing director of Melco Crown Gaming. The holders of the class A shares, as a class, had the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 upon winding up or liquidation, but had no right to participate in the winding up or liquidation assets;

•

All of the class B shares of Melco Crown Gaming, representing 72% of all the outstanding capital stock of Melco Crown Gaming were owned by MPEL Investments, our wholly owned subsidiary. As the holder of class B shares, we had the right to one vote per share, receive the remaining distributable profits of Melco Crown Gaming after payment of dividends on the class A shares, to return of capital after payment on the class A shares on a winding up or liquidation of Melco Crown Gaming, and to participate in the winding up and liquidation assets of Melco Crown Gaming;

•	The shares of Altira Developments and Melco Crown (COD) Developments and the operating assets of Mocha Clubs were transferred to Melco Crown Gaming; and

•	The provisions of the shareholders’ deed relating to the operation of our Company were to apply to Melco Crown Gaming.

New Shareholders’ Deed

Melco and PBL entered into a shareholders’ deed post our initial public offering of our ADSs which was effective in December 2006. In connection with the acquisition of the gaming businesses and investments of PBL by Crown in 2007 as part of the demerger of PBL’s media and gaming businesses, Melco and Crown have entered into a new variation to the shareholders’ deed with us, which became effective in December 2007. The new shareholders’ deed includes the following principal terms:

Exclusivity. Melco and Crown must not (and must ensure that their respective Affiliates and major shareholders do not), other than through us, directly or indirectly own, operate or manage a casino, a gaming slots business or a casino hotel, or acquire or hold an interest in an entity that owns, operates or manages such businesses in Macau, except that Melco and Crown may acquire and hold up to 5% of the voting securities in a public company engaged in such businesses.

Directors. Melco and Crown may each nominate up to three Directors and shall vote in favor of the three Directors nominated by the other and will not vote to remove Directors nominated by the other. Melco and Crown will procure that the number of Directors appointed to our Board shall not be less than ten. However, if the number of Directors on our Board is increased, each of Melco and Crown will agree to increase the number of Directors that they will nominate so that not less than 60% of our Board will be Directors nominated by Melco and Crown and voted in favor of by the other.

HISTORY AND CORPORATE STRUCTURE

Transfer of Shares. Without the approval of the other party, Melco and Crown may not create any security interest or agree to create any security interest in our Shares. In addition, without approval from the other, Melco and Crown may not transfer or otherwise dispose of our Shares, except for: (1) permitted transfers to their wholly owned subsidiaries; (2) transfers of up to 1% of our issued and outstanding Shares over any three month period up to a total cap of 5% of our issued and outstanding Shares; and (3) transfers subject to customary rights of first refusal and tag-along rights in favor of Crown or Melco (as the case may be) with respect to their transfers of our Shares.

Events of Default. If there is an event of default, which is defined as a material breach of the shareholders’ deed, an insolvency event of Melco or Crown or their subsidiaries which hold our Shares, or a change in control of the Melco or Crown subsidiaries which hold our Shares, and it is not cured within the prescribed time period, then the non-defaulting Shareholder may exercise: (1) a call option to purchase our Shares owned by the defaulting Shareholder at a purchase price equal to 90% of the fair market value of the Shares; or (2) a put option to sell all of the Shares it owns in us to the defaulting Shareholder at a purchase price equal to 110% of the fair market value of the Shares.

Notice from a Regulatory Authority. If a regulatory authority directs either Melco or Crown to end its relationship with the other, or makes a decision that would have a material adverse effect on its rights or benefits in us, then Melco and Crown may serve a notice of proposed sale to the other and, if the other shareholder does not want to purchase those Shares, may sell the Shares to a third party.

Term. The shareholders’ deed will continue unless agreed in writing by all of the parties or if a Shareholder ceases to hold any of our Shares in accordance with the shareholders’ deed.

REGISTRATION RIGHTS

We entered into a registration rights agreement on December 11, 2006 with Melco and Crown pursuant to which we granted Melco and Crown customary registration rights, including demand registration rights, piggyback registration rights and Form F-3 registration rights.

SENIOR NOTES

On May 17, 2010, MCE Finance, a wholly owned subsidiary of our Company, issued US$600 million aggregate principal amount of 10.25% Senior Notes due 2018 and listed the Initial Notes on the Official List of the SGX-ST. The issue price for the Initial Notes was 98.671% of the principal amount. MCE Finance subsequently made an offer to exchange up to all of the outstanding Initial Notes for up to all of the outstanding Senior Notes that have been registered under the U.S. Securities Act. The Senior Notes are (i) general obligations of MCE Finance, (ii) pari passu in right of payment to all existing and future senior indebtedness of MCE Finance, (iii) senior in right of payment to any existing and future subordinated indebtedness of MCE Finance, (iv) effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and (v) unconditionally guaranteed by the guarantors. For further details of the Senior Notes, please refer to “Financial Information” in this document.

HISTORY AND CORPORATE STRUCTURE

RMB BONDS

On May 9, 2011, we issued RMB2.3 billion aggregate principal amount of 3.75% bonds due 2013 and listed the RMB Bonds on the Official List of the SGX-ST. The RMB Bonds bear interest from and including May 9, 2011 payable semi-annually in arrears on May 9 and November 9 in each year commencing on November 9, 2011. The RMB Bonds constitute our direct, general, unconditional, unsubordinated and unsecured obligations which will at all times rank pari passu without any preference or priority among themselves and at least pari passu with all our other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. For further details of the RMB Bonds, please refer to “Financial Information” in this document.

EXCHANGEABLE BONDS

The SPV, a 50/50 special purpose vehicle formed between Melco and PBL (Crown’s predecessor), and now owned 50/50 by Melco and Crown, offered US$200 million in aggregate principal amount of 2.4% guaranteed Exchangeable Bonds due 2012, in September 2007. The SPV granted an over-allotment option for an additional US$50 million principal amount of bonds exercisable at any time up to 30 days after September 10, 2007. This option was exercised and the Exchangeable Bonds are listed on the Singapore Stock Exchange.

Unless previously redeemed or repurchased and cancelled, the Exchangeable Bonds are exchangeable at any time on or after September 10, 2008 and prior to August 31, 2012 by registered holders of the Exchangeable Bonds, into ADSs of our Company at an initial exchange price of US$17.19 per ADS. The SPV has a Cash Settlement Option in lieu of delivering the ADSs.

On September 10, 2010, the holders of the Exchangeable Bonds had a one time put option to require the SPV to redeem the Exchangeable Bonds and, further to that bondholder put option, on September 10, 2010 the SPV redeemed US$215.5 million in principal amount of the Exchangeable Bonds. The SPV has a redemption option any time after September 10, 2010 if the market price of the ADSs for the 30 consecutive trading days prior to the issue of a redemption notice is at least 130% of the Exchange Price (i.e. US$22.35), at 100% of their principal amount plus accrued but unpaid interest.

The Exchangeable Bonds will mature on September 10, 2012, when the SPV will be required to redeem them at 100% of the principal amount, unless previously redeemed or exchanged.

SHAREHOLDER LOANS

Each of Melco Leisure and Crown Asia Investments provided us with a shareholders’ loan in 2006, mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams. These loans carried interest at three months’ HIBOR and their maturity date was May 15, 2013. The outstanding loan balances due to Melco Leisure and Crown Asia Investments as at September 30, 2011, were HK$578.6 million (approximately US$74.3 million) and HK$321.2 million (approximately US$41.3 million), respectively. Crown Asia Investments made an advance to Melco Leisure in the sum of HK$180 million (approximately US$23.1 million), in January 2007, for the purpose of equalizing their economic interests in our Company. Melco Leisure expects to novate part of its outstanding loan from our Company to Crown Asia Investments on November 29, 2011 in settlement of such advance.

The shareholder loans are expected to be converted into equity on November 29, 2011 (the “Capitalization Date”), with an adjustment between Melco Leisure and Crown Asia Investments to ensure they maintain their interests in our Company in equal proportions.

HISTORY AND CORPORATE STRUCTURE

We considered that a transparent and accepted pricing mechanism should be used for the capitalization. The price of capitalization will therefore be determined with reference to one-third of the VWAP of our ADSs as quoted on the NASDAQ Global Select Market over the period of the five NASDAQ trading days immediately preceding the Capitalization Date, as each ADS represents three Shares (the “Capitalization Price”). Each of Melco Leisure and Crown Asia Investments will be issued such number of Shares that correspond to their respective loan values outstanding on the Capitalization Date.

The reference price for the capitalization will be derived from the price of our ADSs listed on the NASDAQ Global Select Market. We consider that this is in the best interests of our Shareholders as our ADSs have been traded on NASDAQ since December 2006. The expected dilutive effect of the capitalization to existing Shareholders (other than the Controlling Shareholders), based on the closing price of US$8.41 per ADS as at November 23, 2011, was approximately 0.8%. The Company will make an announcement on November 30, 2011 outlining the enlarged share capital and actual dilution to existing shareholders’ interests as a result of the capitalization.

Given that our Board is comprised of three nominees from each of our Controlling Shareholders, it was considered, as a matter of good corporate governance, that the decision to capitalize the loans be approved solely by our independent non-executive Directors. Having regard to the timing of capitalization and transparent pricing mechanism, our independent Board approved the process for capitalization on October 17, 2011. Our independent non-executive Directors are satisfied that the capitalization of shareholder loans is in the interests of Shareholders as a whole. There are a number of steps involved in the capitalization of shareholder loans, to preserve the intention that Melco Leisure and Crown Asia Investments maintain equal interests in our Company. These are described in detail below, for shareholders’ and investors’ information.

Our Company, Melco Leisure and Crown Asia Investments entered into a novation agreement on November 18, 2011, pursuant to which Melco Leisure shall transfer on the Capitalization Date, being November 29, 2011, by novation to Crown Asia Investments, HK$180 million (approximately US$23.1 million) of the outstanding loan balances owed to Melco Leisure by our Company. On completion of the novation on November 29, 2011, our Company will be indebted to Melco Leisure in the sum of HK$398.6 million (approximately US$51.2 million) and Crown Asia Investments in the sum of HK$501.2 million (approximately US$64.4 million).

Our Company, Melco Leisure and Crown Asia Investments also entered into a loan capitalization agreement on November 18, 2011, pursuant to which each of Melco Leisure and Crown Asia Investments agreed to convert outstanding loan balances owed by our Company to them as at the date of such agreement into Shares on the Capitalization Date, being November 29, 2011. Our Company will then issue Shares on the Capitalization Date equal in value to the amount owing to each of Melco Leisure and Crown Asia Investments by our Company as at the date of the loan capitalization agreement.

Melco Leisure and Crown Asia Investments entered into a share transfer agreement on November 18, 2011, pursuant to which Melco Leisure has agreed to purchase from Crown Asia Investments, and Crown Asia Investments has agreed to sell such number of Shares on the Capitalization Date with reference to the Capitalization Price, to ensure that Melco Leisure and Crown Asia Investments hold an equal number of Shares in our Company upon completion of such transfer. Melco Leisure will pay Crown Asia Investments HK$51.3 million (approximately US$6.6 million) in consideration of such share transfer.

According to our Macau Counsel, the capitalization of shareholder loans does not require any approval from the Macau Government. No approval is required from any other parties.

HISTORY AND CORPORATE STRUCTURE

CORPORATE STRUCTURE

The following chart sets forth the simplified corporate structure of our Group as at the Latest Practicable Date:

Treasury Shares(3)
Public(2)
Melco Leisure (BVI)
Crown Asia Investments (Australia)
0.71%
32.81%
33.24%
33.24%
Our Company (Cayman Islands)
100%
100%
MCE Finance(4) (Cayman Islands)
MCE Cotai Investments Limited(5) (Cayman Islands)
100%
60%
MPEL International(6) (Cayman Islands)
Cyber One(7) (BVI)
100%
100%
MPEL Nominee One(8) (Cayman Islands)
MSC Desenvolvimentos(9) (Macau)
100%
100%
100%
Managing Director
MPEL Investments(10) (Cayman Islands)
MPEL Nominee Three(11) (Cayman Islands)
MPEL Nominee Two(12) (Cayman Islands)
89.99%
0.01%
10%
Melco Crown Gaming(13) (Macau) Subconcessionaire
96%
96%
96%
99.98%
Melco Crown (COD) Hotels(14) (Macau)
Melco Crown (COD) Developments(15) (Macau)
Altira Hotel(14) (Macau)
Altira Developments(16) (Macau)

*Notes:*

(1) As at the Latest Practicable Date, 181,796,357 ADSs were issued, representing 545,389,071 Shares, and approximately 33.81% of the issued share capital of our Company.

(2) As at the Latest Practicable Date, 2,004,360 ADSs, representing 6,013,080 Shares, are held by SPV, which is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments.

HISTORY AND CORPORATE STRUCTURE

(3)	As at the Latest Practicable Date, 11,487,074 Shares were issued as treasury shares, representing approximately 0.71% of the issued share capital of our Company. Treasury shares are new shares issued by our Company and held by the depositary bank to facilitate the administration and operation of our Company’s 2006 Share Incentive Plan. These shares are to be delivered to our Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

(4)	The principal activity of MCE Finance is as an issuer of the Senior Notes, which involved the arrangement of financial resources and provision of finance to members of our Group.

(5)	MCE Cotai Investments Limited is an investment holding company.

(6)	MPEL International is an investment holding company.

(7)	The remaining 40% interests in Cyber One is held by New Cotai Holdings. Cyber One is an investment holding company.

(8)	MPEL Nominee One is an investment holding company.

(9)	MSC Desenvolvimentos is owned 96% by Cyber Neighbour Limited, a wholly owned subsidiary of Cyber One, and 4% owned by Cyber One. The principal activity of MSC Desenvolvimentos is the development of integrated entertainment resort. It holds a piece of land in Macau for development of Studio City Project.

(10)	MPEL Investments is an investment holding company.

(11)	MPEL Nominee Three is an investment holding company.

(12)	MPEL Nominee Two is an investment holding company.

(13)	The shares of this company are owned 89.99% by MPEL Investments, 10% by our executive Director and 0.01% by MPEL Nominee Three. According to the applicable regulations, 10% of the issued share capital of our company holding the Subconcession must be held by the managing director of such company and he or she must be a permanent resident of Macau. MPEL Nominee Three was incorporated and became a shareholder of Melco Crown Gaming to comply with the applicable regulations at the time of incorporation of Melco Crown Gaming, which requires it to have at least three shareholders. The principal activity of Melco Crown Gaming is casino operations.

(14)	The shares of these companies are owned 96% by Melco Crown Gaming and 4% by MPEL Nominee Two. Melco Crown (COD) Hotels operates hotel and our non-gaming businesses at City of Dreams. Altira Hotel operates hotel and our non-gaming businesses at Altira Macau.

(15)	The shares are owned 96% by Melco Crown Gaming and 4% by MPEL Nominee Two. The principal activity of Melco Crown (COD) Developments is the development of integrated entertainment resort. It holds the land and building for City of Dreams.

(16)	The shares of this company are owned as to 99.98% by Melco Crown Gaming, 0.01% by MPEL Nominee Three and 0.01% by MPEL Nominee Two. The principal activity of Altira Developments is the development of casino and hotel. It holds the land and building for Altira Macau.

(17)	The impact of the following transactions has not been reflected in the above corporate structure chart of our Group:

(i)	On November 25, 2011, 689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on the same date; and

(ii)	It is expected that on November 29, 2011, the outstanding shareholder loan balances due to Melco Leisure and Crown Asia Investments, which amounted to HK$ 899.7 million (approximately US$ 115.6 million) as of September 30, 2011, will be converted into equity, with an adjustment between Melco Leisure and Crown Asia Investments to ensure that they maintain their interests in our Company in equal proportions. The price of capitalization will be determined as one-third of the VWAP of our ADSs as quoted on the NASDAQ Global Select Market over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three Shares. On the basis of the closing price of US$8.41 per ADS as of November 23, 2011, it is estimated that 41,164,022 Shares will be issued upon capitalization of the shareholder loans. For further details on the capitalization of the shareholder loans, please refer to our press release dated November 18, 2011 published on our Company’s website. The Company will make an announcement on November 30, 2011 outlining the enlarged share capital and actual dilution to existing shareholders’ interests as a result of the capitalization.

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Certain information and statistics set out in this section and elsewhere in this document relating to the Macau and China economy and the industry in which we operate are derived from government agencies, including information obtained from DSEC, DICJ and National Bureau of Statistic of China and various public database sources such as International Monetary Fund and CEIC. None of the reports cited in this document was commissioned by us, the Joint Sponsors, any of our or their respective directors, officers, agents, employees, advisors or representatives or any other person or party involved in the Listing.

We believe that the sources of the information and statistics are appropriate sources for such information and statistics and have taken reasonable care in extracting and reproducing such information and statistics. We have no reason to believe that such information and statistics is false or misleading or that any fact has been omitted that would render such information and statistics false or misleading. No independent verification has been carried out on such information and statistics by us, the Joint Sponsors, any of our or their respective directors, officers, agents, employees, advisors or representatives or any other person or party involved in the Listing, and no representation is given as to the accuracy of such information and statistics. Please refer to the section headed “Risk Factors — Risks Relating to the Dual Primary Listing — Facts and other statistics in this document derived from official government publications or public database sources may not be reliable” in this document.

ASIAN GAMING MARKET OVERVIEW

Asia is the fastest-growing gaming market in the world and Macau has been the world’s largest gaming destination in terms of gross gaming revenues since 2006. Malaysia, Singapore, Japan, South Korea, the Philippines, Vietnam and Cambodia are the other notable destinations of Asia’s casino and gaming markets. In terms of gross gaming revenues in 2010, the size of Macau market was more than 2.5 times that of the Las Vegas Strip and Atlantic City markets combined. The success of Macau as a gaming and entertainment destination has led to the legalization, regulation and proliferation of gaming across the Asia Pacific region, and has initiated the development and construction of numerous casino-entertainment resorts, such as the opening of two integrated resorts in Singapore in early 2010 with a combined total investment of more than HK$80 billion. In turn, the industry has supported each local economy within the broader pan-Asian region through enhanced tourism, job creation, tax revenues and the influx of domestic and foreign capital and other resources. The expansion of the gaming industry has also spurred investment and employment activities in ancillary industries, the most prominent are retail, dining, entertainment, conference and convention sectors. The industry’s growth and success are largely driven by gaming’s particular appeal in Asian culture, the relatively low penetration in supply, an enormous population base, the world’s fastest urbanization rate and the emergence of an affluent, middle-class population segment which has a proclivity towards leisure and entertainment.

MACAU GAMING MARKET OVERVIEW

Macau is a Special Administrative Region of the PRC located on the Pearl River Delta on the southern coastline of Guangdong Province, one of China’s wealthiest and most urbanized provinces. It is an hour away via high-speed ferry from Hong Kong, an international tourism hub in the region and home to China’s only approved casino gaming region. Macau attracts visitors from Guangdong Province, which had a population of approximately 96 million in 2009, and from the rest of China, Hong Kong, Taiwan, Japan, South Korea, Thailand, Malaysia, Singapore, Indonesia, India and the Philippines, which are all within approximately five hours by flight from Macau and together had a combined population of approximately 3.2 billion in 2010. In 2009, Macau was designated to be developed as the “most attractive tourism and recreation center in the world” by the PRC, according to Planning Study on the Coordinated Development of the Greater Pearl River Delta Townships (October 2009).

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The majority of the visitors to Macau are from mainland China and Hong Kong, accounting for 53.0% and 29.9%, respectively, of arrivals in 2010. Driven by the continued development and prosperity of mainland China, total visitors to Macau from China grew at a CAGR of 15.3% from 2002 to 2010. Macau’s proximity to major population centers in Asia enhances its appeal as a popular gaming destination for foreign tourists. International visitation levels have experienced rapid growth from 2002 to 2010, with arrivals from Japan increasing at a CAGR of 14.2%, from the Philippines, Malaysia, Singapore and Thailand increasing at a CAGR of 28.5% and from India increasing at a CAGR 41.4%. Macau’s economy and gaming sector are expected to continue to benefit from the fast growing visitations driven by continued economic growth in China and other Asian countries.

Macau is the world’s largest and fastest growing gaming market in terms of gross gaming revenues. It is the only location in Greater China to offer legalized casino gaming. The Macau market generated HK$182.9 billion in gross gaming revenues in 2010, a 57.8% increase from 2009, and more than four times the gross gaming revenue generated by the Las Vegas Strip in 2010. Gross gaming revenues have experienced a CAGR of 32.5% from 2005 to 2010 and an increase of more than four times from HK$44.7 billion in 2005. Macau also provides non-gaming amenities in the form of retail, hotel, conference and entertainment amenities, and is supported by Macau Government infrastructure initiatives.

The following table summarizes certain information about Macau and its gaming market for the years ended December 31, 2005 to 2010 and for the six months ended June 30, 2011:

	Year ended December 31,						Six months ended	2005-
	2005	2006	2007	2008	2009	2010	June 30, 2011	2010 CAGR
Macau
Gross gamingrevenues(1) (in millions of HK$)	44,706	54,974	80,604	105,604	115,892	182,857	120,511	32.5%
Number of gamingtables(2)	1,388	2,762	4,375	4,017	4,770	4,791	5,237	28.1%
Number of slots(2)	3,421	6,546	13,267	11,856	14,363	14,050	15,098	32.6%
Total visitation (million)(3)	18.7	22.0	27.0	22.9	21.8	25.0	13.2	5.9%
Number of rooms(2)	10,832	12,978	16,148	17,533	19,259	20,091	21,676	13.2%
Occupancy rate (%)	70.9%	72.2%	77.2%	74.3%	71.4%	79.8%	82.0%	2.4%

Sources:	DICJ, DSEC

Notes:

(1)	Excluding revenues derived from non-casino related activities such as horse racing, greyhound racing, Chinese lotteries, instant lotteries and sports lotteries.

(2)	As of December 31 of each of the years from 2005 to 2010 and as of June 30, 2011.

(3)	2008 visitor numbers were revised by DSEC and showed a significant drop compared to previous non-revised numbers due to a methodological change. From 2008 forward, visitor arrivals have excluded non-resident workers, students, etc. but included arrivals at the Trans Border Industrial Park. The number of visitors to Macau in 2008 based on DSEC’s previous methodology was 30,185,740, an increase of 11.8% from 2007.

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DEVELOPMENT AND TREND OF THE MARKET

Development of the Macau gaming market

To improve the size, scope and quality of Macau’s casinos and reinforce its position as a gaming center in the region, the Macau Government initiated a bidding process to grant three new gaming Concessions in late 2001. In 2002, SJM was awarded the first gaming Concession, followed by Wynn Macau and Galaxy. A subsequent process allowed each Concessionaire to grant one Subconcession. There are now six companies licensed to operate casinos in Macau. The increase in the number of full-service casino resorts has not only contributed to a more than fourfold increase in gross gaming revenues from 2005 through 2010, but has helped broaden Macau’s appeal to a large audience by delivering a diverse range of non-gaming entertainment offerings which was previously limited. The developers of integrated resorts, which are able to attract new, premium-focused customers through not only premier gaming experience but also high-end retail, entertainment and leisure offerings, are expected to be the prime beneficiaries and experience significant growth during the evolution of the Macau gaming market.

The Macau gaming market is geographically segregated into two regions, the Peninsula and Cotai. The Peninsula spreads across 9.3 sq. km. and is geographically connected to Zhuhai, PRC. The casino operations in Macau are primarily concentrated on the Peninsula along the belt between the Macau-Hong Kong Ferry Terminal and the Ponte Governor Nobre de Carvalho Bridge (also known as the Macau-Taipa Bridge). There have also been significant recent developments in Cotai, a 5.8 sq. km. area of reclaimed land located between the islands of Coloane and Taipa. Taipa is directly connected to the Peninsula by three bridges.

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With the Macau Government’s support and the growing popularity of gaming, the number of casinos and hotels in Macau has increased and the group of developments in Cotai have grown in critical mass. Cotai has emerged as the prime location for the next wave of growth as a result of its integrated resort offerings that appeal to both VIP players and the mass market. Cotai is also adjacent to the Lotus Bridge and a key stop on the planned light rail system, which will help to drive visitation and gaming as well as non-gaming spending in Cotai.

Historically, Macau has catered primarily to rolling chip baccarat patrons (representing more than two-thirds of total gross gaming revenues), who typically wager higher stakes. Although gaming promoters have historically managed the majority of rolling chip customer relationships, new Concessionaires and Subconcessionaires have been increasingly successful in establishing a direct relationship with rolling chip patrons, benefiting from changes in Macau law that now permit casinos to lend directly to customers and gaming promoters and to enforce their debts.
The entry of international gaming operators, coupled with favorable regional economic trends, has led to strong growth in both the overall and rolling chip gaming markets. Macau’s gross gaming revenues and rolling chip gross gaming revenues have increased dramatically from 2005 to 2010, growing at CAGRs of 32.5% and 36.3%, respectively. Beginning in late 2008, Macau began to experience the effects of the global economic slowdown beginning in late 2008 and the outbreak of H1N1 influenza in 2009. However, starting from the third quarter of 2009, the market witnessed a significant rebound in Macau’s gross gaming revenues and achieved seven consecutive months of record monthly gross gaming revenues from February to August 2011. Macau product offerings will also continue to develop as a result of capital investments in new casino resorts and enhancements in infrastructure.

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The following graphs show Macau’s gross gaming revenues from 2005 to 2010 and for the six months ended June 30, 2011 and rolling chip gross gaming revenues over the same period:

Macau visitors currently spend only a fraction of what their U.S. counterparts spend on non-casino activities. In 2010, MICE events held in various venues in Macau totalled 1,399 with an average duration of 2.5 days, attracting 806,135 participants and attendees, significantly lower than its Las Vegas counterparts which had 18,004 events and 4.5 million attendees. We believe there is significant long-term growth potential for Macau’s non-gaming segment given the ongoing development of world class facilities and Macau’s proximity to the growing MICE market in China. We believe that as the non-gaming segment grows in China, visitors to Macau will on average stay longer per visit and spend more on both gaming and non-gaming activities during their visit.

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DRIVERS OF THE MARKET

The growth of the Macau gaming market has been facilitated by a number of drivers and initiatives, including favorable population demographics and economic growth across each of the Asian source markets, a diversified offering of gaming and non-gaming segments, and commitment by central and local governments to infrastructure developments and improvements. Details of these market drivers are set out as follows:

Close proximity to two billion of the world’s population

Macau shares a border with China’s populous and wealthy Guangdong Province and is approximately one hour from Hong Kong via high-speed ferry. Approximately 3.2 billion people live within a five hour flight away from Macau. The relatively easy access from major population centers in Asia facilitates Macau’s development as a popular gaming destination in the region. Demand for non-gaming services including retail, leisure and entertainment services is also supported by the double-digit annual growth rate of personal disposable income and the growth of the middle class in China.

The following graph shows the population of, and visitation to Macau from, countries and regions within a five-hour flight of Macau in 2010:

Visitation growth from mainland China, Macau’s primary source of visitors, has been supported by the implementation of the IVS. Following its implementation in 2003, mainland Chinese citizens from selected large urban centers and economically developed regions were able to obtain permits to travel to Macau on their own without joining a tour. As at December 2010, the IVS had expanded to cover 49 cities and more than 270 million Chinese citizens, representing approximately 20% of China’s population in 2010. However, it is estimated that merely 2% of the eligible citizens, or approximately 5.5 million were IVS travelers in 2010.

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In 2007 and 2008, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In addition, in May 2009, China placed certain restrictions on the operations of “below-cost” tour groups that involve low up-front payments and compulsory shopping. Although the PRC government has in the past restricted, and then loosened, IVS travel frequency, it has indicated its intention to maintain tourism development by opening the IVS to more Chinese cities to visit Macau.

The following diagram sets out the annual visitation to Macau from China from 2002 to 2010:

Note:

(1)	2008 visitor numbers were revised by DSEC and showed a significant drop compared to previous non-revised numbers due to a methodological change. From 2008 forward, visitor arrivals have excluded non-resident workers, students, etc. but included arrivals at the Trans Border Industrial Park. The number of visitors to Macau in 2008 based on DSEC’s previous methodology was 30,185,740, an increase of 11.8% from 2007.

Emergence of a wealthier demographic in China

It is anticipated that Macau will directly benefit from China’s expanding economy. According to the National Bureau of Statistics of China, China’s GDP grew at a 16.3% CAGR over the past five years. China is currently the second largest economy in the world by GDP. Unlike some of the world’s other large economies, the Chinese economy has been resilient to the global economic crisis in 2008. In the future, China’s economic growth is expected to remain strong, reflecting PRC government spending and development of the inland provinces. World Economic Outlook forecasts China’s economic growth to reach approximately 9.6% for 2011. Long-term economic growth in China is expected to help sustain and fuel the development of Macau as the mass entertainment and leisure hub in the Pan Pearl River Delta.

The promotion of domestic demand is critical in sustaining long-term economic growth in China. The impact of the recent global recession on China’s economic growth has provided impetus to China’s shift to increase domestic consumption in order to reduce dependence on exports and foreign investments. In order to strengthen domestic spending and consumption, the PRC government is accelerating urbanization and seeking to provide better education and jobs. At the end of 2010, approximately 50% of China’s 1.34 billion population lived in urban areas. Rapid urbanization has historically spurred greater consumption and shifted the composition of the retail spending from a heavy weighting towards food to a more balanced consumption model. The shift in China’s consumption patterns towards more discretionary spending is expected to continue as income increases. Given the higher propensity for gaming in this demographic, increased spending patterns are expected to serve to further support growth in Macau’s gaming market.

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The following diagrams set out the growth of retail sales in China from 2002 to 2010, and the growth in per capita disposable income of urban household in China from 2007 to 2010:

Diversified range in gaming segments with a focus on VIP customers

The Macau gaming market consists of two primary segments: the cash or mass market and the rolling chip or VIP market:

Mass market. The mass market segment consists of both table games and slot machines played on public mass gaming floors for primarily cash stakes. The mass market segment is generally viewed as a higher-margin component of the overall gaming market as compared to the rolling chip segment due to the commission costs of operating the rolling chip operations. Mass market gaming revenues have grown significantly and according to the DICJ, mass market table and slot operation revenue grew at a CAGR of 22.6% and 47.1% from 2005 to 2010, respectively. Mass market table and slot operations accounted for approximately 23.4% and 4.6%, respectively, of total gross gaming revenue in Macau for 2010.

Rolling chip or VIP market. Rolling chip, or VIP, players in Macau are typically wealthy persons who play mostly in dedicated VIP rooms or designated gaming areas. VIP players are sourced either by gaming promoters or through direct relationship between the casinos and the players such as members of loyalty programs.

In accordance with general industry practice, gaming promoters typically commit to certain casino-specified minimum rolling chip purchases per VIP room per month. In return for their services, the gaming promoter is typically paid a commission by the gaming operator, based on either gaming win or the rolling chip volume generated, of which a significant proportion is paid onto the player in the form of a revenue rebate. The obligation to pay commissions to gaming promoters and to VIP players directly sourced by Concessionaires means that although this segment accounts for a large proportion of total gross gaming revenues, margins are lower than those of the mass market segment. VIP players typically receive various forms of complimentary services, including transportation, accommodation and food and beverage services from the gaming promoters or Concessionaires. These complimentary services also affect the margins associated with the rolling chip segment of the business and form part of the 1.25% limit on commissions paid to gaming promoters on rolling chip programs.

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Direct VIP players are brought in through the direct relationship between players and gaming operators or players’ preference for a particular gaming operator or property. Although revenue rebates are paid to these customers, the level is typically lower than those paid to gaming promoters. As such, direct VIP players have potentially higher margins compared to VIP players sourced through gaming promoters.

The following table shows annual Macau gross gaming revenues by segment from 2005 to 2010 and for the six months ended June 30, 2011. It is anticipated that the diversified range in gaming segments in the Macau gaming market, with a focus on VIP customers, will continue to be the key growth driver in the near future.

	Year Ended December 31,						Six months Ended	2005-
(HK$ in millions)	2005	2006	2007	2008	2009	2010	June 30, 2011	2010 CAGR
Mass market table grossgaming revenues	15,469	17,269	22,977	28,492	32,070	42,793	26,666	22.6%
Slot machine grossgaming revenues	1,214	1,993	3,489	5,488	6,314	8,367	5,389	47.1%
VIP gross gamingrevenues	28,023	35,712	54,138	71,623	77,509	131,697	88,455	36.3%
Total	44,706	54,974	80,604	105,604	115,892	182,857	120,511	32.5%

Source:	DICJ

Increased diversification in non-gaming offerings further enhances visitation and game play

Although non-gaming revenues currently represent a small portion of total revenues in the Macau gaming market, the development of non-gaming attractions positions Macau as a comprehensive entertainment destination. As casino operators utilize their expertise to incorporate retail, food and beverage outlets and entertainment into their properties to offer an integrated resort experience, visitation to Macau, the duration of stay and the spending per visitor in both gaming and non-gaming sectors have all increased.

Retail. In the past three years, casino operators have been expanded new retail space on the Peninsula and in Cotai for upscale shopping. As mainland Chinese constitute a majority of visitors to Macau, retail plays an important role in attracting Chinese customers to the region to purchase premium brands without paying a luxury goods tax which may be levied in China. During the first three months of 2011, mainland Chinese visitors spent an average of HK$1,119 per person on shopping, higher than visitors from any other region. The upcoming supply of retail space offered by entertainment resorts is expected to help further propel visitation and business to the casinos.

Entertainment. The new integrated gaming resorts support the development of Macau’s entertainment offerings to emulate Las Vegas’ breadth of entertainment attractions. The new resorts offer a variety of leisure and entertainment attractions to help draw in a more diverse array of visitors.

Lodging. It is anticipated that the introduction of additional high quality hotels, in combination with increasing retail and entertainment facilities and MICE space, will continue to enhance Macau’s reputation as a world-class tourist and business destination and to contribute to an increase in the average length of stay in Macau.

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Further improvement of transportation and infrastructure to drive visitation

Macau is accessible by land, air and sea. In 2010, approximately 52.4% of visitors arrived in Macau via the Zhuhai border gate crossing with China and the Cotai checkpoint, approximately 41.0% arrived via ferry and nearby cities in China, and approximately 6.5% arrived via the Macau International Airport and heliport. Several airlines currently fly directly to Macau International Airport, operating direct routes to Macau from countries such as South Korea, Japan, Thailand, Malaysia, Singapore and the Philippines.

Further, we believe that improved transportation to and within Macau will also contribute to continued growth in visitation and gaming players. A number of infrastructure projects to facilitate travel have been recently completed or are in various stages of planning or development:

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Guangzhou-Zhuhai Super Highway. The highway which opened in 2004 links Macau to Hengqin Island, a PRC government-mandated strategic new zone planned for development into a commercial, residential and resort destination.

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Guangzhou-Zhuhai Intercity Mass Rapid Transit. The mass rapid transit was opened in January 2011, which provides another convenient form of transport to Macau. It reduces travel times between Guangzhou and Zhuhai from two hours to between 40 and 50 minutes.

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Airport Capacity Upgrade. With the continuous upgrade in the capacity and facilities of the Macau International Airport, the airport will be equipped to receive 5.6 million passengers per year by 2015 and 15 million passengers per year after 2030.

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Taipa Ferry Terminal. Macau will add a new ferry terminal, Taipa Ferry Terminal, in Taipa Island to its current two ferry terminals in the first half of 2013. Currently, there are two ferry terminals on the Macau Peninsula, the Inner Harbor and the Outer Habor, and a temporary one on the city’s Taipa Island in operation. The new terminal will have 16 piers for boats with a capacity of up to 400 passengers and three piers for ships of 1,200 passenger berths. A heliport in the roof of the terminal will also be constructed.

•	Macau Light Rail System. The light rail system connecting Macau, Taipa and Cotai via 21 different stations will be ready for use by 2015, and is expected to improve access within Macau.

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Hong Kong-Zhuhai-Macau Bridge. The bridge linking three areas will include a bridge with total length of around 30 km, boundary crossing facilities, access roads and associated works. In January 2007, the local governments of Hong Kong, Zhuhai and Macau established the Hong Kong-Zhuhai-Macau Bridge Task Force to implement the project, which is expected to open in around 2015. It will contribute to the reduction in road travel time from Hong Kong and/or Zhuhai to Macau.

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Expansion of Border Gate. The expansion of the border gate checkpoint in Portas do Cerco area in northern Macau is expected to increase the capacity of the border from 300,000 people per day to more than 500,000 people per day.

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In addition, according to the National Development and Reform Commission, the PRC government has expressed support for a more modern and integrated transportation system within the region as described in its Outline of the Plan for the Reform and Development of the Pearl River Delta (2008-2020). Such improved transportation to and within Macau is expected to contribute to growth in visitation and mass market gaming.

Other Asian gaming markets

Our Company competes with other casinos located in countries such as Malaysia, South Korea, the Philippines, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Singapore, have legalized casino gaming and others may follow suit, including Japan, Taiwan and Thailand. Singapore awarded casino licenses to Las Vegas Sands and the Genting Group in 2006. The Genting Group opened its casino in February 2010 and Las Vegas Sands opened its casino in April 2010. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The regulation, liberalization, development and growth of gaming in the region are in a continual state of evaluation and evolution.

The extension and proliferation of gaming in other regional markets such as Singapore, while creating additional competition, is likely to encourage visitation and increase the penetration of gaming across the region, including in Macau, to the benefit of the established operators and markets. For example, despite the opening of two integrated resort casinos in Singapore in 2010 that generated an aggregate of approximately HK$26.9 billion of revenues, Macau recorded the seven highest monthly gross gaming revenues in history during February to August 2011. Below is an overview of the monthly gross gaming revenue in Macau since January 2009:

Please refer to the section headed “Risk Factors — Risks Relating to the Gaming Industry in Macau — We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share” in this document.

REGULATIONS

GAMING REGULATIONS

The ownership and operation of casino gaming facilities in Macau are subject to the general laws (e.g., the Civil Code and the Commercial Code) and to specific gaming laws, in particular, Macau Law No. 16/2001 (“Gaming Law”), and various regulations govern the different aspects of the gaming activities. Macau’s gaming operations are subject to the grant of a Concession or Subconcession by and regulatory control of the Macau Government (“Dispatch” of the Chief Executive).

The laws, regulations and supervisory procedures of the Macau gaming authorities are based upon declarations of public policy that are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the adequate operation and exploitation of games of fortune and chance;

•	the fair and honest operation and exploitation of games of fortune and chance free of criminal influence;

•	the protection of Macau’s interest in receiving the taxes resulting from the gaming operation; and

•	the development of the tourism industry, social stability and economic development of Macau.

Macau Administrative Regulation no. 26/2001 supplements Gaming Law setting forth the terms of the public tender process through which casino concessions are awarded and various compliance requirements, in particular as regards suitability and financial capacity, to be met by gaming concessionaires and subconcessionaires.

Below are the main features of these statutes:

If we violate the Macau Gaming Law, Melco Crown Gaming’s Subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau Government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission, which is not caused by force majeure or the occurrence of serious chaos in our overall organization and operation, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau Government would be entitled to replace Melco Crown Gaming directly or through a third party during the aforesaid termination or suspension or subsistence of the aforesaid chaos and insufficiency and to ensure the operation of the conceded business and cause the adoption of necessary measures to protect the subject matter of the Subconcession Contract. Under such circumstances, the expenses required for maintaining the normal operation of the conceded business would be borne by us. Limitation, conditioning or suspension of any gaming registration or license or the appointment of a supervisor could, and revocation of Melco Crown Gaming’s Subconcession would, materially adversely affect our gaming operations.

REGULATIONS

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau Government may be found unsuitable. Any stockholder of a Concessionaire or Subconcessionaire holding stock equal to or in excess of 5% of Concessionaire or Subconcessionaire stock capital who is found unsuitable will be required to dispose of such stock by a certain time (the transfer itself being subject to Macau Government authorisation). If a disposal has not taken place by the time so designated, such stock must be acquired by the Concessionaire or Subconcessionaire. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

•	pay that person any dividend or interest upon our shares;

•	allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

Additionally, the Macau Government, pursuant to its regulatory and supervisory control of suitability, has the authority to reject any person owning or controlling the stock of any corporation holding a Concession or Subconcession.

The Macau Government also requires prior approval for the creation of a lien over gaming assets or the whole property comprising a casino, shares and gaming equipment and utensils of a Concession or Subconcession holder. In addition, the creation of restrictions on its stock in respect of any public offering also require the approval of the Macau Government to be effective.

The Macau Government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a corporation must satisfy the Macau Government concerning a variety of stringent standards prior to assuming control. The Macau Government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

Our Macau legal advisors have confirmed that no approval from the Macau Government is required to be obtained for our Company’s Listing. The Macau Government also has the power to supervise Subconcessionaires in order to assure financial stability and capacity. See “The Subconcession — The Subconcession Contract — Payments” in this document.

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009 (“Gaming Promoters Regulation”) regulates licensing as a gaming promoter and the conduct of gaming promotion business by gaming promoters. Applications must be sponsored by a Concessionaire or Subconcessionaire who will confirm that it may contract the applicant’s services upon the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazzette.

REGULATIONS

Agreements entered into between a gaming promoter and a Concessionaire or Subconcessionaire must be in writing and filed with the DICJ setting out the amount and form of payment of commissions or other remunerations and the terms of the cooperation between the two parties. Gaming promoters are required to maintain certain financial capability and suitability standards at all times. Exclusivity of relationship with a single Concessionaire or Subconcessionaire may be stipulated in contract but is not imposed on gaming promoters by law.

Concessionaires and Subconcessionaires are jointly liable for the activities of their gaming promoters, the respective directors and collaborators within their casinos and are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid out by a Concessionaire or Subconcessionaire to its gaming promoters.

In August 2009, the Macau Government amended the Gaming Promoters Regulations permitting the imposition of a cap on the percentage of commissions payable by gaming operators to gaming promoters. In September 2009, the Secretary for Economy and Finance issued a dispatch implementing a commission cap of 1.25% of rolling chip volume, effective as of September 22, 2009 and being enforced as at December 2009. The commission cap regulations impose fines (ranging from 100,000 Patacas up to 500,000 Patacas) on gaming operators that do not comply with the cap and other fines (ranging from 50,000 Patacas up to 250,000 Patacas) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a gaming operator, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively).

We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.

Non-compliance with these obligations could lead to the revocation of Melco Crown Gaming’s Subconcession and could materially adversely affect our gaming operations.

Macau Law no. 5/2004 (“Gaming Credit Law”) has legalized the extension of gaming credit to patrons or gaming promoters by Concessionaires and Subconcessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a Concessionaire or Subconcessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in court.

Macau Administrative Regulation no. 34/2003 describes the DICJ as the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

•	to collaborate in the definition of gaming policies;

•	to supervise and monitor the activities of the Concessionaires and Subconcessionaires, especially on their compliance with legal, statutory and contractual obligations;

•	to examine or commission the investigation of and monitor the continuing suitability and financial capacity requirements of Concessionaires and Subconcessionaires;

•	to license and certify gaming equipment and utensils;

•	to issue licenses to gaming promoters;

REGULATIONS

•	to examine or commission the investigation of and monitor the continuing suitability and financial capacity requirements of gaming promoters

•	to sanction administrative violations of gaming statutes and regulations;

•	to issue directives and recommend practices with respect to the ordinary operation of casinos.

Concessionaires and Subconcessionaires are required to make regular filings with the DICJ in all matters needing approval or authorization or under a duty to inform, including requests for changes in their shareholder structure, changes in directorship, key employees and gaming equipment and financial data.

AML REGULATIONS IN MACAU

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to AML activities in Macau. Law 2/2006 of April 3, 2006, which came into effect on April 4, 2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006, and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing AML and terrorism financing crimes at our casinos.

Under these laws and regulations, we are required to:

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identify any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records on the identification of a customer for a period of five years;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism; and

•	cooperate with the Macau Government by providing all required information and documentation requested in relation to AML activities.

Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, we are required to track and mandatorily report cash transactions and granting of credit in a minimum amount of MOP 500,000 (US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We use an integrated information technology system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically. We also train our staff on identifying and following correct procedures for reporting “suspicious transactions” and make our guidelines and training modules available for our employees on our intranet and internet sites.

REGULATIONS

NEW SMOKING REGULATION IN MACAU

The Macau Legislative Assembly has approved a new Smoking Prevention and Tobacco Control Law. Under such law, which will come into effect as at January 1, 2012, smoking shall not be permitted in casino premises, except for an area of up to 50% of the casino area opened to the public, provided such area is separate from the remaining casino areas and provided further such smoking area complies with requirements to be determined by Dispatch of the Chief Executive. The designated smoking areas shall be created by January 1, 2013 and the smoking ban in casino premises, except for an area of up to 50% of the casino areas open to the public, shall be effective from January 1, 2013.

LABOR QUOTAS

All businesses in Macau must apply to the Macau Human Resources Office for labor quotas to import non-skilled workers from China and other countries. Businesses are free to employ Macau residents in any position without any type of quota, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from China and the other to import non-skilled workers from all other countries. Our non-China labor quota allows our subsidiaries Melco Crown Gaming, Melco Crown (COD) Hotels, Limited, Melco Crown Hospitality and Services Limited and Melco Crown Security Services Limited to employ 1,221 non-skilled employees. Our China labor quota allows our subsidiaries, Altira Hotel and Melco Crown (COD) Hotels, to employ 1,134 non-skilled employees from China. Melco Crown Gaming is required by law to employ only Macau citizens as dealers and gaming supervisors. It employs a full time team within its human resource department, to apply for and maintain its labor quotas. Non-resident skilled workers are also subject to authorization by the Macau Human Resource Office, which is given individually on a case by case basis.

Pursuant to the Macau Social Security System, which was approved by Macau Decree Law no. 58/93/M, revised Macau Decree Law no. 41/96/M, Macau Decree Law no. 29/98/M, Macau Administrative Regulation no. 19/2008 and Macau Law no. 21/2009 and recently amended by Macau Law no. 4/2010, Macau employers must register their employees under the mandatory Social Security Fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents for all employees.

In the particular case of Concessionaires and Subconcessionaires, there is also a general obligation to make annual contributions to urban development, tourism promotion and social security pursuant to the Gaming Law as well as to contribute annually to a public foundation that promotes studies and the development of cultural, social, economic, educational, scientific, academic and philanthropic actions and activities.

LAND USE TITLE PROCESS LAWS IN MACAU

Macau land is divided into lots, each of which is given a number. There is a small amount of private freehold land in Macau, typically found in the original area of the Macau territory. Where the land is private freehold land, no Government rent is payable and there are no temporal limits to the ownership of the land or the buildings erected on the land, which are of private property. The rest of the land, including land reclamation areas, belongs to Macau.

REGULATIONS

The Macau Government may dispose of its land by various legal means, the most common being land concessions by way to lease. The land concession contract is similar to a lease and published in the Macau Official Gazette. Land concessions impose special development conditions, an upfront land premium and also a nominal amount of annual Government rent. The land is initially granted on a provisional basis and registered as such with the Macau Property Registry, subject to completion of the proposed development and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Property Registry.

Land concessions are granted for a determined period of time not exceeding 25 years and may be renewed successively for 10 year periods. Renewal of the land concession can be requested in writing six months prior to expiry. Such application may be submitted to the Macau Land, Public Works and Transport Bureau by any owner, co-owner or mortgagee, or any other person having an interest in the land, in a building or unit built on such land whose title is registered, as well as any holder of another right that could be affected by the expiration of the land concession (such as a tenant).

Macau property and all concessions are subject to the Macau title registration system. Title can be established by reference to the title register. The person or party registered is recognized as the legal holder of the right/title registered. The records in the Macau Property Registry are public and anyone who searches the title register can rely on the registered rights. Following the registration of title in Macau, the registered title holder will be officially recognized and able to enforce his rights vis-à-vis any third parties.

All ownership rights over the properties or buildings subject to a land concession (being strata title for residential units or full ownership of any building or fraction thereof) are also registered with the Macau Property Registry and fall under a private ownership regime.

FOREIGN CORRUPT PRACTICES ACT OF THE UNITED STATES, OR FCPA

Our Company is subject to the FCPA, which makes it illegal for our Company and its employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any foreign official. We have adopted a Code of Business Conduct and Ethics (the “Code”), which includes specific FCPA related provisions. To further supplement the existing policy and practice, our Company implemented a FCPA Compliance Program in 2007. This covers the activities of the shareholders, directors, officers, employees, and counterparties of our Company.

SARBANES-OXLEY ACT OF 2002

We are subject to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). In particular, Section 404 of the Sarbanes-Oxley Act requires that we include a management report on the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. As disclosed in our annual report for the year ended December 31, 2010, our management concluded that as of December 31, 2010, our Company’s internal control over financial reporting was effective based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. The effectiveness of our Company’s internal control over financial reporting as of December 31, 2010 has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm.

REGULATIONS

As a NASDAQ-listed company, we are also subject to other on-going reporting obligations and requirements imposed by the SEC and NASDAQ.

REGULATORY COMPLIANCE

Our regulatory compliance function is comprised of experienced management from our legal, internal audit, finance and operational departments supported by external expertise equipped with the requisite knowledge and experience. Representatives from our compliance function are involved in all relevant areas of our operations, including attendance at senior executive committee meetings and Board and Board committee meetings to monitor and maintain compliance with local laws, regulations and permits and licensing requirements in all jurisdictions in which we operate. Our Nominating and Corporate Governance committee provides oversight of our compliance with legal and regulatory requirements of all relevant jurisdictions.

Our Audit Committee provides oversight of the legal and regulatory issues relating to the financial statements of our Company, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters. The Audit Committee also assesses and approves any policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, as well as makes recommendations with respect to our risk management process. Pursuant to the legal requirements in Macau, Melco Crown Gaming has appointed a Compliance Officer whose main responsibility is to follow up and coordinate, on a daily basis, the compliance of legal and regulatory obligations related to the prevention of money laundering and terrorist financing crimes. We have established policies and procedures that address major regulatory requirements, including the minimum internal control requirements which govern all of our gaming activities and such policies have been approved by and filed with the DICJ. A certificate was issued by the DICJ on November 23, 2011, which covers compliance with applicable Macau laws and regulations since the commencement of our Subconcession Contract on September 8, 2006.

BUSINESS

OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market. Our subsidiary Melco Crown Gaming is one of six companies licensed, through Concessions or Subconcessions, to operate casinos in Macau.

We were incorporated in 2004 as a joint venture between Melco and PBL (whose gaming businesses and investments were acquired by Crown in 2007 as part of the demerger of PBL’s media and gaming businesses). We currently operate two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and in particular from Greater China.

We focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2008, 2009 and 2010, Macau generated gaming revenue of approximately US$13.6 billion, US$14.9 billion and US$23.5 billion, respectively, according to the DICJ; for the same periods, the Las Vegas Strip generated gaming revenue (excluding sports book and race book) of US$6.0 billion, US$5.5 billion and US$5.7 billion, respectively, according to the Nevada Gaming Control Board. Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our major existing operations and our development project consist of:

City of Dreams. City of Dreams, an integrated resort development in Cotai, Macau which opened in June 2009, currently features a casino area of approximately 420,000 square feet with a total of approximately 400 gaming tables and approximately 1,300 gaming machines. The resort houses three luxury hotels, which collectively offer approximately 1,400 guest rooms, a collection of retail brands, a wet stage performance theater and other entertainment venues.

We are currently re-evaluating the next phase of our development plan at City of Dreams. We expect the next phase of development to include a five-star hotel with features of an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of City of Dreams.

Altira Macau. Altira Macau (formerly known as Crown Macau) opened in May 2007 and currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables and offers approximately 200 hotel rooms.

Mocha Clubs. First opened in September 2003, we currently operate nine Mocha Clubs. With a combined total of more than 1,800 gaming machines, the clubs comprise the largest non-casino based operations of electronic gaming machines in Macau.

Studio City Project. We are reaching the final stages of our design plans, while working closely with the Macau Government to complete the necessary approval process of the Studio City Project, in which we own 60% of the equity interest. Other than utilizing internal cash flow, we are also evaluating financing plans in relation to the Studio City Project including a bank loan and other debt financing. Currently, we envision Studio City Project as an integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and in particular from Greater China. All of the features of the Studio City Project described in this document are subject to change.

BUSINESS

Our net revenues for the years ended December 31, 2008, 2009 and 2010 were US$1,416.1 million, US$1,332.9 million and US$2,642.0 million, respectively. We incurred net losses of US$2.5 million, US$308.5 million and US$10.5 million in the years ended December 31, 2008, 2009 and 2010, respectively. During the same periods, casino revenues accounted for 99.3%, 97.9% and 96.5% of our total net revenues, respectively. Our net revenues for the six months ended June 30, 2010 and 2011 were US$1,141.2 million and US$1,766.5 million, respectively. We incurred a net loss of US$42.6 million for the six months ended June 30, 2010 and had a net income of US$73.8 million for the six months ended June 30, 2011. During the same periods, casino revenues accounted for 96.8% and 95.8% of our total net revenues, respectively.

OUR COMPETITIVE STRENGTHS

We believe that we have a number of key strengths including the following:

Diversified Portfolio of High Quality Properties Targeting Multiple Customer Segments

We believe that our diversified portfolio of high quality properties enables us to attract multiple customer segments including rolling chip players, premium mass market players and leisure customers. The rolling chip segment is the largest gaming segment in Macau as measured by revenues and has historically been a key driver of market growth. The mass market segment typically results in higher operating margins than the rolling chip segment due to lower commissions. In addition to general mass market players, the mass market segment also includes premium mass market players who are high-spending customers seeking personalized service in a luxurious environment as well as leisure customers seeking non-gaming entertainment offerings or casual gaming experiences outside a conventional casino setting. We believe our ability to attract and target multiple customer segments also means that we minimize the risk of cannibalizing our existing customers when new properties are added to our portfolio.

City of Dreams — an integrated luxury casino and entertainment resort targeting premium mass market and rolling chip segments.

City of Dreams is an integrated luxury resort offering gaming, entertainment, food and beverage, retail and other leisure options that targets premium mass market and rolling chip players from regional markets across Asia. Key attractions to the property include gaming facilities, hotel accommodations, the Franco Dragone production “The House of Dancing Water” which opened in September 2010 in the wet stage performance theater, the “Dragon’s Treasure” show which received the 2009 Thea Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA) and the Club Cubic nightclub which opened in April 2011.

City of Dreams won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development, and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards in 2011, which recognizes outstanding design in the casino sector.

BUSINESS

Altira Macau — a luxurious casino and hotel offering focused on the rolling chip segment.

Altira Macau (formerly known as Crown Macau) offers multi-floor gaming areas, a five-star hotel, various dining facilities including the Michelin-star Italian restaurant Aurora and other non-gaming amenities, providing a luxurious level of accommodation and facilities that caters to Asian rolling chip players.

Altira Macau was awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) in 2010 and 2011. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, the “Best Business Hotel in Macau” award in TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

Mocha Clubs — a casual and convenient gaming experience appealing to leisure mass market electronic gaming patrons outside the conventional casino setting.

Mocha Clubs’ electronic gaming facilities appeal to leisure mass market gaming patrons, including day-trip customers, seeking a gaming experience outside the conventional casino setting. Mocha Clubs are conveniently located in areas with strong pedestrian traffic, typically within three-star hotels. Our Mocha Clubs offer what we believe to be the latest technology in gaming machines.

Ability to Identify and Capture Innovative Growth Opportunities

We believe our ability to identify and capture innovative growth opportunities will continue to position us for future growth. We were an early mover in establishing a presence in Cotai with our investment in City of Dreams in 2005. Cotai has subsequently become a focus area of growth for other Macau gaming operators. We believe that City of Dreams’ ramp-up in operations since its successful opening in June 2009 and its prime location provide us with an established platform for growth in a rapidly expanding Macau gaming market. City of Dreams is located less than five minutes by car from Macau International Airport and Taipa Ferry Terminal, which is next to the temporary terminal and is expected to open in 2012. Further, it will be the first gaming facility stop from Taipa Ferry Terminal on the Macau Light Rail Transit, which is expected to commence operation in the fourth quarter of 2015.

BUSINESS

Our acquisition of a 60% interest in the developer of Studio City Project further highlights our ability to capture opportunities with strong growth potential. The Studio City Project is one of few integrated resort development projects in Cotai with a land grant. The planned integrated resort is expected to feature an array of gaming and non-gaming amenities. The project site is located adjacent to the Lotus Bridge which connects Macau to Hengqin Island, PRC and is expected to have a stop on the planned Macau Light Rail Transit route.

Ability to Develop and Introduce Innovative Product and Service Concepts to the Market

We believe our innovative non-gaming product offerings, including “The House of Dancing Water” show and the “Dragon’s Treasure” show at City of Dreams, have helped diversify and expand Macau’s existing entertainment options and reinforce our position as one of the most innovative integrated resort operators in Macau. “The House of Dancing Water” show, housed in a specially built theater with a stage pool that holds 3.7 million gallons of water, is one of the largest permanent water-based shows in the world. Envisaged by Mr. Lawrence Ho and created and directed by the renowned showmaker Mr. Franco Dragone, “The House of Dancing Water” show is performed by an international cast of approximately 80 artists and showcases dazzling costumes and special effects. “The House of Dancing Water” show has reinforced City of Dreams’ position as one of Asia’s premier leisure and entertainment resorts, drawing an average of approximately 19,000 visitors to the property per week and achieving an average theater occupancy rate of approximately 90% per show since the show opened in September 2010.

“Dragon’s Treasure,” the show offered in The Bubble at City of Dreams, received the 2009 Thea Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA). The Bubble is one of the largest special effects projection dome theater. The ten-minute multimedia experience combines high-definition video, a sweeping musical score and more than 20,000 theatrical LED lights. “Dragon’s Treasure” is one of the most innovative and popular attractions in Macau, drawing more than 4,000 visitors per day.

BUSINESS

Significant Experience of Our Controlling Shareholders and Seasoned Management Team

We believe that our seasoned management team will continue to be important to the continued success of our business. Our senior management team brings several decades of gaming experience and in-depth knowledge of the Chinese market as well as the entertainment industry. In the third quarter of 2010, we underwent an operational reorganization creating co-chief operating officer positions based on functional responsibilities. We believe that this reorganization has streamlined our organizational structure to expedite our decision-making processes and increase management efficiency as well as maintain our capacity for future growth.

We believe one of our strengths is the combined expertise of our Controlling Shareholders Melco and Crown who both have representation on our Board. Melco has an established reputation and a broad network of business relationships in Macau, Hong Kong and elsewhere in Greater China, and was one of the first to tap the rapidly growing leisure, gaming and entertainment market in Macau. Crown is one of Australia’s largest entertainment groups and is an experienced gaming company. Our Board benefits from the wealth of experience in the gaming industry contributed by our co-chairman and CEO Mr. Lawrence Ho and our co-chairman Mr. James Douglas Packer.

Strong Sales Reach and Customer Hosting and Loyalty Programs to Drive Business

We believe that our extensive sales reach in Asia, a customer database of more than 1 million customers, and well-developed and recognized customer hosting and loyalty programs have been instrumental in increasing customer visitation to our properties and developing strong customer loyalty, which in turn have been key contributors to our revenue growth.

We have sales relationships and representation in all key target markets, enabling us to target and retain premium direct rolling chip and premium mass market players as well as to drive the broader mass market gaming and non-gaming business at our properties.

We carefully analyze our gaming customer databases to effectively identify and target different customer segments with tailored offers and promotions to increase repeat visits and spending at our properties. Our loyalty clubs and customer host programs are key elements of our marketing strategy. Our exclusive VIP club and 4-tiered mass market loyalty club provide rewards based on customer value. Our dedicated customer hosting programs provide personalized service to our most valuable customers.

Development and Construction Experience

We have an experienced in-house development and construction team including commercial, construction and creative team members. This team was integral in the development and construction of City of Dreams and is expected to lead the development and construction of the Studio City Project.

BUSINESS

Strong Operating Performance to Fund Potential Growth Opportunities

For the year ended December 31, 2010, we generated net revenues of US$2,642.0 million with adjusted property EBITDA of US$489.8 million, a 98.2% and 411.4% increase, respectively, over the year ended December 31, 2009. Adjusted property EBITDA is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses. We incurred a net loss of US$10.5 million for the year ended December 31, 2010, as compared to a net loss of US$308.5 million for the year ended December 31, 2009. Our record-high revenues and adjusted property EBITDA in 2010 were driven by the successful opening of City of Dreams in June 2009 and a recovery in rolling chip volume at Altira Macau, resulting in strong year-over-year growth in casino revenues. For the six months ended June 30, 2011, we generated net revenues of US$1,766.5 million with adjusted property EBITDA of US$372.9 million, a 54.8% and 100.6% increase, respectively, over the same period in 2010. For the six months ended June 30, 2011, we generated net income of US$73.8 million, compared to a net loss of US$42.6 million for the same period in 2010.

We believe our strong operating performance will provide us with the financial resources to fund potential growth opportunities.

OUR STRATEGIES

Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Macau. To achieve our objective, we have developed the following core business strategies:

Develop a Balanced Product Portfolio of Well-Recognized Branded Experiences Tailored for a Broad Spectrum of Customer Segments

We offer a balanced product portfolio targeting rolling chip and mass market players. We believe our clear focus on different market segments will enhance our ability to adapt to the fast growing and changing gaming market in Macau, as well as to achieve a balanced and sustainable long-term growth in the future.

We believe that building strong, well-recognized branded experiences is critical to our success, especially in the brand-conscious Asian market. We intend to develop and further strengthen our brands by building and maintaining high quality properties that differentiate us from our competitors throughout Asia and by providing a set of experiences tailored to meet the cultural preferences and expectations of Asian customers.

We have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused customer segmentation strategy, we believe we can better service specific segments of the Macau gaming market.

BUSINESS

Utilize Melco Crown Gaming’s Subconcession to Maximize Our Business and Revenue Potential

We intend to leverage the independence, flexibility and economic benefits we enjoy as a Subconcessionaire to capitalize on the potential growth of the Macau gaming market. Although the Macau Government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of 10 years, the total number of gaming tables to be authorized will be limited to an annual increase of 3%, the existing concession regime does not place any limit on the number of casinos or gaming areas that may be operated under each Concession or Subconcession. Moreover, these restrictions are of non-statutory nature and different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau Government authorities. As a Subconcessionaire, we can, subject to government approval, develop and operate new projects without the need to partner with other Concessionaires or Subconcessionaires. We will consider opportunities as they arise to utilize our Subconcession at newly acquired or developed or existing properties.

Furthermore, we may consider leveraging our licensed status by entering into leasing or services arrangements with developers and hotel operators who do not hold Concessions or Subconcessions to operate gaming activities at their properties and keep a percentage of the revenues. However, we cannot currently pursue this strategy because in 2008 the Macau Government announced that new services agreements with respect to gaming activities would not be approved or authorized. The moratorium on new gaming services agreements does not currently impact the services agreement between Melco Crown Gaming, New Cotai Entertainment (Macau) Limited and New Cotai Entertainment, LLC with respect to the Studio City Project because the agreement was entered into in 2007, prior to the announcement of the moratorium. Once such moratorium is lifted, we will consider entering into other similar arrangements with developers and hotel operators, subject to obtaining the relevant approvals.

Develop Comprehensive Marketing and Customer Loyalty Programs

We will continue to seek to attract customers to our properties by leveraging our brands and utilizing our marketing resources. We have combined our brand recognition with customer management techniques and programs in order to build a database of repeat customers and loyalty club members. Through Mocha Clubs’ share of the Macau electronic gaming market, we have also developed a customer database and a customer loyalty program, which we believe have successfully enhanced repeat play and further built the Mocha brand.

We will seek to continue to grow and maintain our customer base through the following sales and marketing activities:

•	create a cross-platform sales and marketing department to promote all of our brands to potential customers throughout Asia in accordance with applicable laws;

•

utilize special product offers, special events, tournaments and promotions to build and maintain relationships with our guests, in order to increase repeat visits and help fill capacity during lower demand periods; and

•	implement complimentary incentive programs and commission based programs with selected promoters to attract high-end customers.

Create First Class Service Experiences

We believe that service quality and memorable experiences will continue to grow as a key differentiator among the operators in Macau. As the depth and quality of product offerings continue to develop and more memorable properties and experiences are created, we believe that tailored services will drive competitive advantage. As such, our focus remains on creating service experiences for the tastes and expectations of our various customers.

BUSINESS

We believe the continued development of our staff and supporting resources are central to our success in this regard. We will invest in the long term development of our people through sharing experiences and relevant training.

Maintain a Strong Balance Sheet and Conservative Capital Structure, De-Leverage and Remain Alert to Potential Growth Opportunities

We believe that a strong balance sheet is a core foundation for our future growth strategy. We will continue to monitor and effectively manage our liquidity needs and raise development funds when favorable market conditions permit us to do so. While taking account of development needs and potential growth opportunities, we will, as a priority, apply surplus cash generated from our operations to de-leveraging.

OUR MAJOR EXISTING OPERATIONS

City of Dreams

City of Dreams is an integrated resort development in Cotai, Macau which opened in June 2009. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia. City of Dreams currently features a casino area of approximately 420,000 square feet with a total of approximately 400 gaming tables and approximately 1,300 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and pays us the gross operating profit after deduction of its management and incentive fees, and we have entered into license agreements with respect to Crown Towers hotel and Hard Rock hotel, pursuant to which we are granted certain rights to use certain intellectual properties from the licensors. No fee is payable for the use of the Crown marks and certain fees are payable for the use of the Hard Rock marks. See “— Intellectual Property.” The Crown Towers hotel and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. There are over 20 restaurants and bars; 69 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features “The House of Dancing Water” show, a Franco Dragone production. “The House of Dancing Water” is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams. We believe this production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists.

“Dragon’s Treasure,” the show offered in The Bubble at City of Dreams, received the 2009 Thea Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA). City of Dreams also won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development, and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards in 2011, which recognizes outstanding design in the casino sector.

BUSINESS

Our total project costs for the development of City of Dreams, including the casinos, the three hotels, the wet stage performance theater and all retail space and food and beverage outlets, were approximately US$2.4 billion, comprising primarily construction and fit-out costs and design and consultation fees and excluding the cost of land, capitalized interest and pre-opening expenses.

We continue to evaluate the next phase of our development plan at City of Dreams. We currently expect the next phase of development to include a five-star hotel with features of an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of the City of Dreams. Before we finalize our development plan, we are assessing our hotel room requirements, government policies and general market conditions. The development of the hotel would be subject to the availability of additional financing and Macau Government’s approval and may require the approval of our financiers under our existing and any future debt facilities.

As at the Latest Practicable Date, the next phase of development of City of Dreams is at a preliminary stage without any definitive plans regarding design, capital commitment, land acquisition, construction schedule or budget.

Altira Macau

Altira Macau (formerly known as Crown Macau) opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

Altira Macau currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables. Our multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure our gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 200 hotel rooms, including suites and villas, and features in-room entertainment and communication facilities. A number of restaurants and dining facilities are available at Altira Macau, including the Michelin-star Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Altira Macau offers a luxurious level of accommodations and facilities. Altira Hotel was awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) in 2010 and 2011. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

BUSINESS

We introduced experienced local management to Altira Macau in 2008 to further our understanding of our rolling chip clients. In late 2009, Altira Macau transitioned away from a gaming promoter aggregator model where we contract with a junket consolidator that manages and provides credit to its collaborators, to a more traditional gaming promoter model where we contract directly with all our gaming promoters without the services of an intermediary consolidator.

The Altira brand was launched in April 2009 and has been developed to target the Asian rolling chip market. The rebranding of Crown Macau as Altira Macau aligns the brand positioning of the property with its market focus on Asian rolling chip customers players while focusing the Crown property brand solely at City of Dreams.

Mocha Clubs

Mocha Clubs first opened in September 2003 and has expanded operations to nine clubs, with gaming space ranging from approximately 3,000 square feet to 22,000 square feet. See “— Property — Mocha Clubs” for further details. As of December 31, 2010, Mocha Clubs had 1,576 gaming machines in operation, which represented 11% of the total machine installation in the market, according to DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements. Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. In addition to slot machines, each club site offers electronic tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

The Mocha Club at Mocha Square was temporarily closed for renovations from the end of 2007 and resumed operations in February 2009. We redecorated the ground and first floors of the Hotel Taipa Square Mocha Club during January 2009 to facilitate easier access by customers.

In September 2011, we opened our ninth Mocha Club at Macau Tower, which offers 260 slot machines and electronic table games across approximately 21,500 square feet of floor area on the ground floor and the second floor of Macau Tower.

OUR DEVELOPMENT PROJECT

We continually seek new opportunities for additional gaming or related businesses in Macau and will continue to target the development of a project pipeline in Macau in order to maximize the business and revenue potential of Melco Crown Gaming’s investment in its Subconcession. In defining and setting the timing, form and structure for any future development, we focus on the following principles: (i) putting in place plans for financing for any project before commencing construction; (ii) ensuring that our existing portfolio of properties benefits from the new development through a developed understanding of how the market for our properties and services has continued to change and segment; and (iii) pacing new supply with market demand.

BUSINESS

Studio City Project

In May 2007, we entered into a services agreement with New Cotai Entertainment (Macau) Limited and New Cotai Entertainment LLC (entities in which we acquired control of 60% of the shares in July 2011), under which we will operate the gaming areas of the planned Studio City Project, a large integrated entertainment, retail and gaming resort to be developed in Cotai, Macau. The services agreement stipulates that Melco Crown Gaming will retain a portion of gross gaming revenues from the casino operations of Studio City Project.

On July 27, 2011, we acquired from an affiliate of eSun Holdings Limited a 60% equity interest in the developer of the Studio City Project, Cyber One. Under the sale and purchase agreement and related transaction documents, we made a payment of US$260 million to an affiliate of eSun Holdings Limited for its entire 60% equity interest in Cyber One and its rights under a shareholder loan in the amount of US$60 million extended to Cyber One in 2006. The consideration was arrived at after arm’s length negotiations and determined on normal commercial terms, having taken into account the location of the land and its future potential to generate cash flow.

The litigation relating to the Studio City Project between the former shareholders of Cyber One and related parties was settled at the time of the acquisition of our interest in the Studio City Project. Accordingly, there are no risks or liabilities flowing from such litigation to us. The above shareholder loan of US$60 million has been cancelled and converted in to equity in the form of a share premium. We also made a payment of US$50 million, to be followed by two further payments of US$25 million each over two years from July 2011, to New Cotai Holdings for transferring to Cyber One the shares of other entities that own rights to develop the gaming areas of the Studio City Project. New Cotai Holdings, which is controlled by US funds Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in Cyber One. We made a one-off commission payment to an Independent Third Party, in the sum of US$15 million, in consideration for its facilitation of the acquisition of our equity ownership in Cyber One. The board of Cyber One will consist of no more than five members and provided we have an equity interest of more than 40%, and a greater percentage of shares than any other shareholder, we shall be entitled to appoint three members to the board of Cyber One (including the chairperson). The board of Cyber One is responsible for the overall management of Cyber One and its subsidiaries, and may delegate to its management or any committee of the board, some or all matters relating to the day-to-day affairs of Cyber One.

In connection with the acquisition, we have entered into a shareholders’ agreement for Cyber One, which contains a variety of provisions governing the relationship between us and New Cotai, as shareholders of Cyber One, including but not limited to the composition of the board of directors, related party transactions, corporate governance, the development and operation of the Studio City Project, future capital contributions, restrictions on transfer of shares of Cyber One, and other related matters. Pursuant to the shareholders’ agreement, if any shareholder of Cyber One fails to subscribe for securities required to be subscribed by it under a capital call, such shareholder will have no further right to subscribe for such securities and Cyber One must offer to each of its other shareholder(s) the right to purchase those securities or to advance to Cyber One a shareholder loan, which would effectively dilute the shareholding of the shareholder who fails to subscribe for securities in Cyber One. New Cotai will also enter into a registration rights agreement with Cyber One entitling New Cotai to be able to cause Cyber One or its successor to seek, subject to certain conditions being satisfied, an initial public offering on an internationally recognized stock exchange on or after the opening of the Studio City Project and otherwise providing customary registration rights to New Cotai.

BUSINESS

We are reaching the final stages of our design plans, while working closely with the Macau Government to complete the necessary approval process of the Studio City Project, in which we own 60% of the equity interest. Other than utilizing internal cash flow, we are also evaluating financing plans in relation to the Studio City including a bank loan and other debt financing. Currently, we envision Studio City Project as an integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and in particular from Greater China. All of the features of the Studio City Project described in this document are subject to change.

Site preparation for the Studio City Project has been completed, and the construction period is estimated to be 36 months from commencement of construction, which we currently expect to commence in the first half of 2012, subject to receipt of all necessary government approvals and financing.

We currently estimate on a preliminary basis that the construction cost for the Studio City Project will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

PROPERTY

We operate our gaming business in accordance with the terms and conditions of our gaming Subconcession. In addition, our operations and development projects are also subject to the terms and conditions of land concessions and lease agreements for leased premises.

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (approximately 1.2 million square feet). On August 13, 2008, the Macau Government formally granted a land concession for the City of Dreams site to Melco Crown (COD) Developments for a period of 25 years, renewable for further consecutive periods of up to ten years each, subject to obtaining approvals from the Macau Government. The premium is approximately MOP842.1 million (US$105.1 million), of which approximately MOP586.3 million (US$73.2 million) has been paid as of June 30, 2011, and the remaining premium of approximately MOP255.8 million (US$31.9 million), accrued with 5% interest, will be paid in four biannual installments. We have also provided a guarantee deposit of approximately MOP3.4 million (US$424,000), subject to adjustments, in accordance with the relevant amount of government land use fees payable during the year. The land concession enables Melco Crown (COD) Developments to develop five-star hotels, four-star hotels, apartment hotel and a parking area with a total gross floor area of 515,156 square meters (approximately 5.5 million square feet). We applied for an amendment to the land concession to enable the increase of the total developable gross floor area and on October 16, 2009 we received from the Macau Government the initial terms for the revision of the land lease agreement pursuant to which we would be able to increase the developable gross floor area by approximately 1.7 million square feet. In March 2010, our subsidiaries Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium in the amount of MOP257.4 million (US$32.1 million) to the Macau Government. The land grant amendment process was completed on September 15, 2010. Under the revised land concession, the developable gross floor area at the site is 668,574 square meters (approximately 7.2 million square feet).

BUSINESS

Under the City of Dreams land grant, Melco Crown (COD) Developments is authorized to build an additional four-star apartment hotel at the City of Dreams. Although there are no legal impediments for us to obtain the relevant approvals and consents for the development of a four-star apartment hotel or a five-star hotel, if we decide to pursue the option of building a five-star hotel we shall have to seek an amendment to the City of Dreams land grant. In such case, we may have to pay an additional land premium, the amount of which may not be estimated at this stage.

During the construction period, we paid the Macau Government land use fees at an annual rate of MOP30.0 (US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (US$424,000). According to the terms of the revised land concession, the annual government land use fees payable are approximately MOP9.5 million (US$1.2 million). The government land use fee amounts may be adjusted every five years.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings, and equipment.

Altira Macau

The Altira Macau property and equipment is located on a plot of land of approximately 5,230 square meters (56,295 square feet) under a 25-year land lease agreement with the Macau Government which is renewable for successive periods of up to ten years, subject to obtaining approvals from the Macau Government. The terms and conditions of the land lease agreement entered into in March 2006 by Altira Developments, our wholly-owned subsidiary through which Altira Macau was developed, require a land premium payment of approximately MOP149.7 million (US$18.7 million). The initial land premium payment of MOP50.0 million (US$6.2 million) was paid in November 2005 upon acceptance of the terms and conditions of the agreement and the balance was paid in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP157,000 (US$20,000) was also paid upon signing of the lease and is subject to adjustments in accordance with the relevant amount of government land use fees payable during the year. We pay the Macau Government land use fees of approximately MOP1.4 million (US$171,000) per annum. The amounts may be adjusted every five years as agreed between the Macau Government and us using applicable market rates in effect at the time of the adjustment.

The Macau Government approved total gross floor area for development for the Altira Macau site of approximately 95,000 square meters (1,022,600 square feet).

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino and hotel furniture, fittings and equipment.

BUSINESS

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 74,000 square feet at the following locations:

Mocha Club	Opening Date	Location	Gaming Area
			(in square feet)
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	10,800
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,000
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Lan Kwai Fong	April 2004	G/F of Hotel Lan Kwai Fong (formerly known as Kingsway Commercial Centre)	6,700
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Macau Tower	September 2011	G/F and 2/F of Macau Tower	21,500

Total			74,000

For locations operating at leased or sub-leased premises, the lease and sub-lease terms are pursuant to lease agreements that expire at various dates through June 2022, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals.

In addition to leasehold improvements to Mocha Club premises, the on-site equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Studio City Project

The Studio City Project is one of the few integrated resort development projects to be developed in Cotai that currently has a land grant concession. The land concession for the Studio City Project was granted by way of lease for a land plot with an area of 140,789 square meters (approximately 1.5 million square feet), for a period of 25 years from October 17, 2001, renewable for successive periods of 10 years, until December 19, 2049. In accordance with the terms of the land concession, MSC Desenvolvimentos has paid approximately MOP23.3 million (US$2.9 million), has provided a guarantee deposit of approximately MOP845,000 (US$105,000), and is paying land use fees approximately MOP845,000 (US$105,000) per annum. On September 26, 2008, the Macau Government issued a formal draft amendment in respect of the Studio City Project land concession, which was accepted by MSC Desenvolvimentos on October 14, 2008. Pursuant to such amendment, the developable site area is approximately 130,789 sq.m. (approximately 1.4 million square feet) and the gross construction area is of approximately 707,078 square meters (approximately 7.6 million square feet). Further, MSC Desenvolvimentos shall have to pay an additional premium of approximately MOP1.4 billion (US$175.0 million), of which approximately MOP188.8 million (US$23.6 million) has been paid, approximately MOP283.0 million (US$35.3 million) shall be due upon final acceptance of the amendment terms and the balance of approximately MOP930.2 million (US$116.1 million) is to be paid in five quarterly installments bearing interest at 5% per annum. However, these amendment terms are not final and the Macau Government may change the terms of the amendment, including the amount of additional premium that may be due by MSC Desenvolvimentos, until final formal acceptance of such terms by MSC Desenvolvimentos. See “Risk Factors — Risks Relating to Our Business and Operations in Macau — We are planning to develop the Studio City Project on a plot of land for which the development period has elapsed and for which we have not yet obtained the final approval of the Macau Government for the amendment of the land concession on terms acceptable to us. If we do not obtain the extension of the development period and approval for the amendment of the land concession on terms acceptable to us, we could forfeit all or part of our investment in the Studio City Project and would not be able to open and operate that facility as planned.”

BUSINESS

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one of Hotel Taipa Square and have a total floor area of approximately 1,760 square meters (18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement with the owner of the property.

Apart from the property sites for Altira Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) whose property rights belong to us. The five units have a total area of 839 square meters (approximately 9,029 square feet) and we operate a recruitment center there. The five units were purchased by MPEL Properties (Macau) Limited, our indirect wholly-owned subsidiary, for approximately HK$79.7 million (US$10.2 million) on August 15, 2008. The Golden Dragon Centre is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of up to ten years.

ADVERTISING AND MARKETING

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs, maintain a database of gaming customers and have developed a series of commission and other incentive-based programs to offer to both gaming promoters and individuals alike.

We operate different loyalty programs in certain of our properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services.

Our loyalty clubs and customer host programs are key elements of our marketing strategy. Our exclusive VIP club and mass market loyalty club provide a structured reward and recognition system based on customer value. The mass market loyalty club is segmented based on customer value into four tiers: City Club Blue, City Club Gold, Signature Club Red, and Signature Club Green. Members earn city points for their gaming spend that may be redeemed for a range of retail gifts and complimentary vouchers that may be used in our restaurants, bars, theaters, hotels and gaming areas. Members also receive other benefits such as discounts, parking entitlements and invitations to members-only promotions and events. Members of the two top tiers, Signature Club Red and Signature Club Green, also have exclusive entry to private luxury gaming salons on the mass gaming floor and VIP customer services including VIP hotel check-in, private dining, exclusive edition retail items for point redemption, priority reservation for shows, limousine services, invitations to exclusive events and promotions, and personal hosting services.

BUSINESS

We utilize a broad range of strategies to increase the size of our loyalty clubs, retain members and increase the frequency of their visits to our properties. These strategies include marketing and promotions to encourage new member sign-ups, regular promotions and events to encourage return visitation and sophisticated analysis techniques to segment our customer database to enable personalized and targeted direct marketing of customers.

COMPETITION

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current Concession and Subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Gaming in Macau is administered through government-sanctioned Concessions awarded to three different Concessionaires — SJM, which is a company listed on the Stock Exchange in which Mr. Lawrence Ho, our co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a Subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a Subconcession to VML, a subsidiary of US-based Las Vegas Sands Corporation, the developer of Sands Macao and Venetian Macao. Melco Crown Gaming obtained its Subconcession under the Concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has announced an intention to develop a new casino in Cotai.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. Wynn Macau has also announced an intention to develop a new casino in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau resort opened in Cotai in May 2011.

VML with a Subconcession under Galaxy’s Concession, operates Sands Macao, together with The Venetian Macao and the Plaza Casino at The Four Seasons Hotel Macao, which are both located in Cotai. VML has also announced proposals for further large developments in Cotai, one of which we believe is scheduled to open in 2012.

MGM Grand Paradise, with a Subconcession under SJM’s Concession, opened the MGM Grand Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced an intention to develop a new casino in Cotai.

BUSINESS

The scale of our property and gaming operations relative to those of the other operators are shown in the table below (the splits between the number of rolling chip and non-rolling chip tables of the competitors are not consistently disclosed and therefore cannot be reliably computed):

	Our Company		Industry
Gross gaming revenue for the twelve months ended June 30, 2011 (US$ in millions)	4,214	(1)	28,280	(2)
Gross gaming revenue for the year ended December 31, 2010 (US$ in millions)	3,403	(1)	23,504	(2)
No. of gaming tables(4)	approximately 600		5,237
No. of slot machines(4)	approximately 3,000	(3)	15,098
No. of hotels(4)	4		63
No. of hotel rooms(4)	approximately 1,600		21,106

Sources: Company data, DICJ, DSEC

Notes:

(1)	Gross gaming revenue is defined as all gaming revenue derived from casino or gaming areas before deduction of any discounts, commissions and points earned in customer loyalty programs.

(2)	Excluding revenues derived from non-casino related activities such as horse racing, greyhound racing, Chinese lotteries, instant lotteries and sports lotteries.

(3)	In September 2011, we opened our ninth Mocha Club at Macau Tower, which offers 260 slot machines.

(4)	As of June 30, 2011.

The existing Concessions and Subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these Concessionaires and Subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau Government has publicly stated that each Concessionaire will only be permitted to grant one Subconcession. Moreover, the Macau Government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of Concessions and Subconcessions. The Macau Government further announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of 10 years, the total number of gaming tables to be authorized will be limited to an annual increase of 3%. However, these restrictions are of non-statutory nature and different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau Government authorities. In accordance with the DICJ, the number of gaming tables operating in Macau as of June 30, 2011 was 5,237. The Macau Government reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the Government. However, the policies and laws of the Macau Government could change and permit the Macau Government to grant additional gaming Concessions or Subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Government is prepared to authorize to operate.

BUSINESS

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in the Philippines, Vietnam and Cambodia, although they are relatively small compared to those in Macau.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. Despite these openings Macau has continued to show healthy growth. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

GAMING PATRONS

Our gaming patrons include rolling chip players and mass market players. The following table sets out a breakdown of our casino revenues by market type for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$)
Rolling chip market table games	1,239,394	957,079	1,805,068	762,913	1,175,896
Mass market table games	62,196	213,715	530,893	240,349	384,282
Mass market gaming machines	104,342	133,840	214,581	101,577	132,183

Total casino revenues	1,405,932	1,304,634	2,550,542	1,104,839	1,692,361

Mass Market Players

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are furthered classified as general mass market and premium mass market players.

Rolling Chip Players

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters. Our rolling chip players play mostly in our dedicated VIP rooms or designated gaming areas.

BUSINESS

Our in-house rolling chip programs consist of rolling chip players sourced through our direct marketing efforts and relationships, whom we refer to as premium direct players. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, our five largest premium direct players together generated substantially less than 10% of our casino revenues for the same periods. Premium direct players can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services. The level of rebates provided to premium direct players varies in accordance with the historical and current roll volume per visit of the player, competitive conditions and the win or loss of the player. Premium direct players typically need to provide front money of at least HK$200,000 and achieve a certain turnover to qualify for such rebates. We extend interest-free credit, typically in the form of non-negotiable chips, to selected premium direct players. There is generally higher credit risk exposure related to premium direct players as the credit is granted to individuals rather than to junket operators who operate junket business involving multi-players and are thus able to spread the credit risk as they are not as significantly exposed to the win or loss of any single player. The balance due from premium direct players as of December 31, 2010 and June 30, 2011, as a percentage of our casino revenues was 5.1% and 6.9%, respectively. We have in place internal controls and credit policies and procedures to manage our credit risk. See “— Gaming Operations — Credit Management” and “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Credit Risk” for further details.

A significant amount of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter. See “— Gaming Promoters” for further details.

GAMING PROMOTERS

We engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff, and gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters are responsible for a substantial portion of our casino revenues. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, approximately 85.2%, 71.8%, 62.3%, 61.0% and 61.6% of our casino revenues were derived from customers sourced through our gaming promoters, respectively. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, our top five customers were gaming promoters and accounted for approximately 83.8%, 55.3%, 25.4%, 30.0% and 26.3% of our casino revenues, respectively, and our single largest customer accounted for approximately 73.9%, 40.7%, 6.8%, 8.8% and 7.5% of our casino revenues, respectively.

Gaming promoters are Independent Third Parties that include both individuals and corporate entities and are officially licensed in Macau by the DICJ. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. There is no limit imposed by the DICJ on the number of gaming promoters that we are allowed to engage. We expect to continue to evaluate and selectively add gaming promoters going forward.

BUSINESS

The following table sets forth the number of agreements we had in place with gaming promoters for the periods indicated.

	Year Ended December 31,			Six months Ended June 30,
	2008	2009	2010	2011
Number of gaming promoters at the beginning of period	21	24	55	70
New gaming promoters	15	38	22	15
Cessation of gaming promoters	(12)	(7)	(7)	(6)

Number of gaming promoters at the end of period	24	55	70	79

% of change	14.3%	129.2%	27.3%	12.9%

We have established procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. The background checks we perform with respect to our gaming promoters or their directors and key employees are limited to the information that we can obtain under the applicable laws and procedures of each relevant jurisdiction, some of which are more comprehensive than others. For jurisdictions where we are unable to obtain certified records from the relevant authorities regarding the absence of a criminal record of any individual, we rely on the strict licensing process of the DICJ, together with a self declaration certified by the relevant individual, to the extent applicable, and other publicly available information through database searches.

We are jointly liable for the activities of our gaming promoters, their directors and collaborators within our casinos. During the Track Record Period, we were not subject to any material investigation, sanction, fine or penalty due to violations of Macau gaming laws by our gaming promoters.

We typically enter into gaming promoter agreements for a one-year term that is automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors, or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. While certain of our gaming promoter agreements do not stipulate an exclusive clause, each of our gaming promoters must not serve as a gaming promoter for any other casino or gaming operator in Macau without prior notice to us and is contractually required to disclose to us any agreement or commercial arrangement with any other casino or gaming operator in Macau. All gaming promoter agreements must be filed with DICJ, along with any changes to the agreements.

BUSINESS

Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. The share of wins and losses are defined in each gaming promoter agreement and are amended from time to time to take current market factors into consideration. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 29/2009, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We also extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit lines are generally subject to monthly review and settlement procedures. These procedures allow us to calculate the commissions payable to the gaming promoter and to determine the amount which can be offset, together with any other items of value held by us from the gaming promoter, against the outstanding credit balances owed by the gaming promoter. Credit is granted to a gaming promoter based on performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and promissory notes from guarantors or other forms of collateral. The balance due from gaming promoters as of December 31, 2010 and June 30, 2011, as a percentage of our casino revenues was 6.3% and 10.6%, respectively. We have in place internal controls and credit policies and procedures to manage this credit risk. See “— Gaming Operations — Credit Management” and “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures About Market Risk — Credit Risk” for further details.

Regulation of Gaming Promoters

In August 2009, the Macau Government amended the legislation on gaming promoter activity (Administrative Regulation 6/2002) permitting the imposition of a cap on the percentage of commissions payable by Concessionaires and Subconcessionaires to gaming promoters. In September 2009, the Secretary for Economy and Finance issued a dispatch implementing a commission cap of 1.25% of rolling chip volume, effective as of September 22, 2009 and which is being enforced as of December 1, 2009. Under the amended legislation and the dispatch, any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any Concessionaire or Subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines (ranging from 100,000 Patacas up to 500,000 Patacas) on Concessionaires and Subconcessionaires that do not comply with the cap and other fines (ranging from 50,000 Patacas up to 250,000 Patacas) on Concessionaries and Subconcessionaires that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a Concessionaire and Subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese, respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

BUSINESS

Gaming promoters are subject to a licensing and suitability assessment process conducted by the DICJ. In such process the DICJ examines the suitability of the gaming promoters and their shareholders, as well as any declared gaming promoters’ employees and collaborators. Gaming promoters’ licenses have to be renewed on an annual basis in December of each year. The DICJ monitors each gaming promoter and its employees and collaborators and requires quarterly updates regarding the gaming promoters’ employees. In addition, we also conduct our internal due diligence and evaluation process prior to engaging any gaming promoter. Each gaming promoter is subject to Macau laws and regulations and applicable DICJ instructions, including those related with AML and financing of terrorism.

Under the terms of our Subconcession Contract and the gaming laws of Macau, we are jointly responsible for violations of gaming laws by gaming promoters operating in our casino. Thus, in addition to the vetting performed by the DICJ, all of our gaming promoters undergo a thorough internal vetting process. We conduct extensive background checks and also conduct periodic reviews of the activities of each gaming promoter, its employees and its collaborators for possible non-compliance with Macau legal and regulatory requirements. Such reviews include investigations into compliance with applicable money laundering laws and regulations as well as tax withholding requirements. We have not been subject to any investigation, sanction, fine, penalty and do not believe we have suffered any reputational harm caused by any alleged violation by our gaming promoters of Macau gaming laws during the Track Record Period, and we are not otherwise aware of any alleged violation of Macau gaming laws by our gaming promoters on our properties.

For more information regarding the risks associated with our relationships with gaming promoters, see the section headed “Risk Factors — Risks Relating to the Gaming Industry in Macau” in this document.

GAMING OPERATIONS

The Subconcession Contract requires that our casino and gaming areas be open seven days a week, every day of the year. Our casinos operate on a 24-hour basis. Our gaming activities are conducted through a number of gaming operations, including gaming floor, cage and treasury as well as security and surveillance operations. Our gaming operations referred to herein include operations in all of the areas that the rolling chip players and mass market players have access to, including gaming areas.

Gaming Floor Operations

Our gaming floor is organized into multiple gaming pits, each consisting of a configuration of several gaming tables. Inside each gaming pit are playing cards, dice, table inventories of gaming chips and computer terminals used by gaming supervisors. As of June 30, 2011, we had 3,575 employees working in our gaming division. Of those, 1,810 were dealers, 1,592 were gaming operations managers (including supervisors, pit managers and shift managers) and the remaining employees were technicians and other administrative staff.

Our dealers are responsible for conducting and facilitating various table games (such as baccarat, blackjack and roulette), handling chip exchanges occurring at their tables and assisting in chip counts. While most gaming tables have one dealer during operating hours, some table games, such as craps and baccarat, require more than one dealer to run. All of our casino staff are trained to identify high value transactions and suspicious transactions occurring at their gaming table and are required to report any such transaction to their supervisors for immediate and appropriate action.

BUSINESS

Gaming operations managers are primarily responsible for the supervision of our gaming operations. In particular, they monitor the performance of our gaming supervisors to ensure that all gaming floor operations are conducted properly and in accordance with both our internal rules and regulations as well as with applicable laws and regulations imposed by the Macau Government. Our gaming supervisors and operations managers also monitor, through either our electronic surveillance system or direct on-site supervision, the gaming activities of our patrons with a view to ensuring that no illegal or fraudulent activities are conducted in our casino or gaming areas.

Our gaming operations managers conduct chip counts and certify the amount and value of all chips contained in each gaming table’s chip tray on a regular basis. This process, which is recorded by our video surveillance system, is completed in the presence of dealers and supervisors.

The chips contained in a gaming table’s chip tray represent the initial daily capital for each gaming table. Upon the closing of a gaming table, the supervisor in charge of the gaming table, under the supervision of the DICJ, counts and certifies the amount and value of all chips in that gaming table’s chip tray. The drop boxes are collected for centralized handling, and the total gross table games win is tabulated and certified by the DICJ.

Credit Management

We have adopted and implemented a corporate credit policy that governs our gaming credit activities and provides a basis to effectively manage our credit exposure and risks in line with business growth. Our corporate credit policy sets out our credit limits, delegations of authority for credit activities, the processes to appraise and monitor credit, the requirements for obtaining collateral and/or other documentation to enhance credit recovery efforts and to appropriately manage and raise adequate allowance for doubtful debts.

On a case-by-case basis, we extend credit to our gaming promoters and our premium direct players, which is typically unsecured. We generally grant a credit period of 30 days on the issuance of markers to licensed gaming promoters. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit is subject to monthly review and settlement procedure processes including our credit committee review and other checks performed by our cage, count and credit department to evaluate the current status of liquidity and financial health of such gaming promoter. Credit periods for our premium direct players typically range from 14 to 28 days on the issuance of markers following investigations of creditworthiness. Repayment terms may be extended up to typically 90 days for premium direct players with large gaming losses and established credit history. The original due date for debts where extended repayment terms are agreed is not altered when determining the aging of debts and no further credit is extended at such premium direct players next trip until the debt is repaid.

As of October 31, 2011, our casino customers had settled US$193.9 million out of the US$298.7 million (i.e. approximately 64.9%) casino receivables outstanding as of June 30, 2011.

We extend credit based on an evaluation of all available personal, business and gaming information relating to a gaming patron or gaming promoter. We also conduct searches on databases of relevant jurisdictions, websites and public records. In addition, we usually require a promissory note and/or personal check from each credit player as a promissory form of advance payment. This policy has been used effectively as a collection vehicle and as proof of the gaming patron’s intention to honor the gaming debt.

BUSINESS

Pursuant to our agreements with gaming promoters, gaming promoters are permitted to extend credit to their clients to use for gaming at our casinos. We are not involved in these credit arrangements between the gaming promoters and their clients, and do not assume direct credit risk with respect to such extensions of credit. The extension of credit by gaming promoters to patrons is an important function of the gaming promoters, as it helps us reduce our exposure to direct credit risk.

Our credit committee, comprised of senior management representatives from the finance, cage count and credit, internal audit, legal, gaming operations and international marketing departments, establishes and oversees credit policies and procedures in accordance with our credit policy approved by our board of directors. Our credit committee meets on a monthly basis to monitor and manage the credit outstanding to ensure credit policies and procedures are effective and being followed and to take any necessary follow-up action to recover overdue debts and to minimize credit risk. The credit committee performs a specific review of the recoverable amount of each individual credit account balance from our gaming promoters and our premium direct players at each balance sheet date based on management’s assessment of collection trends in the casino industry and of the current economic and business condition to ensure that adequate allowance for doubtful debts are made for those accounts with collectability issues identified. As our client payment experience evolves, we will continue to refine our estimated allowance for doubtful debts.

As of December 31, 2010 and June 30, 2011, our casino accounts receivable were US$294.0 million and US$298.7 million, respectively, and our allowance for doubtful casino accounts receivable as a percentage of casino accounts receivable were approximately 14.1% and 21.3%, respectively. Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance.

For information regarding allowances for doubtful accounts, see the section headed “Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

Cage, Audit and Treasury

Key responsibilities carried out by our cage, audit and treasury operations teams include:

•	verifying and reconciling results;

•	computing, verifying and recording win of each gaming table;

•	collecting cash from slot machines and table games and preparing cash collection reports under the supervision of the DICJ;

•	managing and monitoring bank accounts; and

•	auditing and ensuring compliance with AML laws associated with high value transactions and suspicious transactions.

BUSINESS

Security and Surveillance

Our casinos and gaming areas are divided into different security patrol sections. Each patrol section consists of a specified area of the gaming floor and generally includes several gaming tables, cash counters and slot machines. We assign security officers in the general environs of cash counters and private casino VIP room locations, and typically position several security officers in key areas of the gaming floor, such as at the public entrances and exits of the casinos and gaming areas as well as near the casino cages.

We use sophisticated CCTV surveillance systems consisting of fixed and movable cameras that enable our surveillance staff to monitor and record all activities in the casinos and gaming areas as well as elsewhere on our properties. Our surveillance systems are designed to assist our security teams in maintaining the highest levels of patron and employee security in the casinos and gaming areas. Our surveillance departments monitor large betting activities, large deviating loss result, or any irregular activity reported by the gaming operations, security personnel, or any other department. All activities in monitored areas are covered and digitally recorded by our CCTV network of cameras placed throughout the casino and associated gaming areas. The surveillance department uses the live and/or recorded images and video from the CCTV system to monitor and review high action losses on table games to determine if any suspicious cheating or illegal activities have occurred. This includes checks of gaming equipment (playing cards), and the patrons and employee actions in compliance with data protection laws in Macau. During the Track Record Period, we did not discover any weaknesses in relation to our security and surveillance system.

QUALITY ASSURANCE, INTERNAL CONTROLS AND GOVERNMENT OVERSIGHT

We employ internal controls and procedures designed to help ensure that our gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on AML, any applicable laws and regulations in Macau as well as the requirements set forth in the Subconcession Contract. Furthermore, like all casinos in Macau, our casinos are subject to on-site government oversight by the DICJ and the Macau Judiciary Police. For more information regarding the regulations to which we are subject in Macau, see the section headed “Regulations” in this document.

Internal Controls on Gaming Operations

Our gaming operations are subject to risk of loss resulting from employee or patron dishonesty or fraud by our gaming promoters. Minimizing these risks requires the development of procedures that can control the authorization, accountability and safekeeping of gaming chips, cash and gaming equipment. We have implemented a system designed to detect cheating and fraud scams in table and slot games, which includes a comprehensive surveillance system and experienced surveillance monitoring and security enforcement teams. Prevention and investigation of fraud and cheating in our casino and gaming areas are primarily carried out by the security, surveillance and investigations surveillance departments with the cooperation of the finance and gaming operations departments. Our surveillance department operates independently from all other operational departments to ensure integrity of operations and compliance with operational policies and procedures.

BUSINESS

In addition, we employ advanced technology and techniques in our gaming facilities to prevent and detect potential fraud, cheating or counterfeiting activities. These methods include the use of cards and chips with embedded authentication features such as holograms in cash chips and barcodes on cards, infrared readers, money note scanners, electronic card readers and a 24-hour CCTV system. All gaming equipment inventory and card sorting and storage are under 24-hour closed circuit television surveillance. The majority of the playing cards are pre-shuffled by the manufacturer and properly secured in our playing-card room and we use a playing card management system to maintain total inventory control. In addition, our gaming tables are all equipped with dealing shoes that assist in preventing cheating. We utilize a system with exclusive card codes dedicated exclusively to our casino. The shoes have built-in devices to read the card codes of each playing card drawn from a shoe, allowing it to detect any foreign cards. Furthermore, the system maintains records of each card drawn from a shoe to mitigate the risk of cheating by players exchanging the playing cards they receive.

Our casino staff and surveillance department are also trained in gaming protection techniques. Our surveillance department conduct reviews and checks on gaming equipment independent of our table games division to help ensure that game integrity has not been compromised and to help prevent collusion.

Our dealers, gaming supervisors, other senior gaming operations managers, cashiers, cash and chip counters, security, count, and surveillance personnel are subject to a randomized rotation plan in order to mitigate the risk of wrongdoing resulting from collusion.

We also work closely with officers of the Macau Judiciary Police, who are stationed 24-hours a day, seven days a week in the resort and gaming areas. If a member of our staff identifies suspicious activity which may constitute a crime, our security department will report such activity to the stationed officers for further investigation. In addition, our security department maintains a permanent presence on the gaming floor to ensure that Macau Government blacklisted persons, money launderers, pickpockets, prostitutes and other criminal elements are not present in the casino. This is further supplemented by a plainclothes team of officers who also monitor the gaming floor to further ensure we maintain a safe and secure gaming operation.

Internal Control Measures Relating to Chips and Cards

We use special technology to prevent and detect potential fraudulent and counterfeiting activities in our casinos and gaming areas. These methods include the use of electronic equipment, infra-red readers, money note scanners and a closed circuit television surveillance system. All gaming equipment inventory is also under 24-hour closed circuit television surveillance. We have installed scanning technology on our currency sorters in the soft count rooms and main cages that facilitates detection of counterfeit currency notes.

All gaming activities at our table games are conducted exclusively through the use of gaming chips. All players are required to purchase gaming chips prior to gaming and the total amount of chips purchased is monitored and recorded by our internal accounting security and surveillance procedures. All transactions processed at the pits and the cage are conducted in accordance with table games’ departmental standard operating procedures (SOPs), recorded by the surveillance CCTV with footage retained for at least seven days and subsequently audited by casino accounting.

We use plastic-compound, high-quality, injection-molded chips. The placement and the type of authentication markings in different series of chips are different. Each series of chips has different denominations and the appearance of each denomination is also different. These chips allow us to both protect gaming integrity and monitor drop and turnover. We have also implemented various measures to prevent the use of counterfeit chips, including:

•	scans of the chips and inventory checks prepared by the table games department in accordance with departmental SOPs; and

•	storage of chips not in use in secure locations.

BUSINESS

We employ stringent internal control measures on the creation, issuance and redemption of chips, including the following measures:

•

the DICJ governs the issuance of new chips. Before issuing any new chips, we must submit to the DICJ samples of the new chips to be used and other details, including the intended location(s) of the new chips to be used and the number of new chips to be issued in such location(s), for record-keeping purposes;

•	chips that are not yet in circulation are stored in secure locations; and

•	electronic security systems and surveillance cameras have been installed in all sensitive cash and chip handling areas.

We have established recording and control systems with respect to the chips in inventory and in circulation. We maintain inventory accounts for gaming chips and inform the DICJ of our inventory of chips. We periodically inspect our chips and retire chips which are worn or damaged. We inform the DICJ before destroying issued chips or taking chips permanently out of circulation.

Overall Internal Control Compliance

As of the Latest Practicable Date, any instances of illegal or material fraudulent activity that had been detected had been reported to the authorities (the Macau Judiciary Police and/or the DICJ).

We did not identify any material failure of our anti-cheating and anti-counterfeiting surveillance systems during or since the Track Record Period. In the event any failure is identified, we will seek to identify where the system failed, promptly rectify such failings and write off any losses resulting from such failings.

As a Subconcessionaire and the owner and operator of our casinos, we maintain regular contact with the Concessionaires and other Subconcessionaires in Macau in order to stay abreast of current issues in the area of casino security and potential fraudulent activity.

Our credit committee is comprised of Mr. Geoffrey Stuart Davis, our CFO, Ms. Stephanie Cheung, our chief legal officer and company secretary, and Mr. Nigel Alan Dean, our chief internal audit officer, each of whose details are set out in the section headed “Directors and Senior Management” of this document, amongst eight others who collectively have over 130 years of experience in the gaming industry.

Our internal audit department is headed by Mr. Nigel Alan Dean, our chief internal audit officer. The internal audit department is comprised of twelve people, most of whom are either qualified accountants, or are completing their professional accounting studies.

Internal Controls on Money Laundering

We have complied in all material respects with the relevant laws and regulations as required by the Subconcession Contract as well as all relevant laws and regulations relating to AML. DICJ have completed several routine audits of our operations and our AML procedures have been found to be compliant with applicable laws and regulations upon each audit occasion. For Macau’s regulatory regime on AML measures that are applicable to us, see the section headed “AML Regulations in Macau” in this document.

BUSINESS

We have developed comprehensive AML policies and related procedures covering our AML responsibilities that are overseen by our director of casino control and compliance. This policy and related procedures are reviewed and updated whenever there are changes in AML laws and regulations. Any regulatory uncertainties are raised and discussed with DICJ or other applicable authorities to achieve a common understanding and interpretation of the applicable regulatory requirements. The credit committee which is responsible for reviewing both credit and AML related issues meets monthly. The internal audit department also conducts regular audit procedures to determine our compliance with applicable Macau laws and regulations and the adequacy and effectiveness of our established AML internal controls.

We have effective training programs in place to ensure that all relevant employees understand the AML regulations and the relevant AML responsibilities of their position. Any new gaming employees who do or may come into contact with cash or cash equivalent transactions are provided AML training during their orientation, including training to identify high value transactions and suspicious transactions. Refresher AML training is provided annually to all existing gaming employees. In addition, all our employees receive an employee handbook and code of conduct that reference AML compliance requirements.

We use our established AML tracking procedures to track and report high value transactions and suspicious transactions. Our cashiers and gaming staff are trained to identify and follow proper procedures in relation to high value transactions and suspicious transactions. High value and suspicious transaction reports are reviewed along with the details of each case to determine the appropriate course of action, including submission to the Financial Intelligence Bureau, if required. We also receive and monitor significant transaction reports from our gaming promoters with respect to transactions with their customers. In addition, we maintain and have available information on our gaming promoters, including such matters as responsible persons, commission schemes and license numbers. We have passed several routine DICJ audits and have not encountered any problems with other Macau regulators with respect to our AML procedures.

Government Oversight

Our activities and operation are closely monitored by the DICJ. As is customary for all casinos in Macau, the DICJ maintains an office inside our casinos where officials are stationed 24 hours a day, seven days a week. Our management is in continuous close contact with the DICJ regarding compliance with our gaming subconcession and all applicable Macau laws. Inspectors from the DICJ are involved in inspecting and monitoring key processes, such as the issuance of chips, table fills and credits, drop box collections and the counting of cash and chips, on a daily basis. Weekly revenues from slot machines and daily revenues from table games are verified by the DICJ.

Monthly and quarterly financial reports are prepared by our accounting department and reviewed by our management. We are also required to provide periodic reports to the DICJ that include, but are not limited to:

•	quarterly trial balances;

•	quarterly cash count reports;

•	quarterly bank account reconciliations;

•	annual reporting of lists of fixed assets;

•	audited annual consolidated and unconsolidated financial statements; and

•	monthly reporting of gaming tax payment schedules.

BUSINESS

The DICJ also performs periodic site audits. Moreover, the Macau Judiciary Police also maintains an office inside our casinos.

INFORMATION TECHNOLOGY

We operate an advanced information technology system. Our information technology team is responsible for ensuring all systems and applications are running at their optimal levels. Our information technology team works closely with the operation team to understand the operational needs and respond accordingly. Our information technology team consists of departments ranging from Service Management, Project Management, Systems and Infrastructure which includes security and compliance, with a set of tested and integrated solutions for the day-to-day operation of our resorts and gaming areas as well as Program Management. Our information technology infrastructure includes firewalls, virus protection, intrusion protection and monitoring in conjunction with redundant servers for all major applications. In line with our strategic goal of improving the cost-effectiveness of our operations, we continue to develop these systems to provide further operational efficiencies. We continue to upgrade our compliance systems and infrastructure, with a goal of maintaining systems that meet international information technology compliance standards. Our goal is to provide a stable and reliable platform that will allow employees and guests to more readily access our integrated resort offerings and options for gaming and leisure.

EMPLOYEES

We had 10,572 employees as of June 30, 2011. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2008, 2009 and 2010 and June 30, 2011.

	As of December 31,						As of June 30,
	2008		2009		2010		2011
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	615	12.8%	757	7.2%	777	7.1%	740	7.0%
Altira Macau	3,540	73.9%	2,753	26.3%	2,609	23.9%	2,282	21.6%
City of Dreams	317	6.6%	6,569	62.7%	6,941	63.6%	7,150	67.6%
Corporate and centralized services	320	6.7%	403	3.8%	586	5.4%	400	3.8%

Total	4,792	100.0%	10,482	100.0%	10,913	100.0%	10,572	100.0%

We are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program, scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

BUSINESS

INTELLECTUAL PROPERTY

We have registered the trademarks “Altira,” “Mocha Club” and “City of Dreams” in Macau. We have also registered in Macau certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited for an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreement with the Grand Hyatt Macau hotel provides us the right to use the Grand Hyatt trademarks on a non-exclusive and non-transferable basis. Our trademark license agreements with Hard Rock Holdings Limited provide us the right to use the Hard Rock brand in Macau, which we use at City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for a hotel and casino facility at City of Dreams for a term of ten years based on a fee per gaming table and machine and percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines.

SUPPLIERS

We depend on our suppliers to provide us with products and services such as “The House of Dancing Water” production, shuttle bus services, playing cards, marketing and construction. In the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011, our five largest suppliers accounted for approximately 43.4%, 33.9%, 19.5% and 21.1%, respectively, of our total products and services purchases. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011, our single largest supplier accounted for approximately 25.6%, 16.0%, 9.8% and 8.0% respectively, of our total products and services purchases. For the six months ended June 30, 2011, our five largest suppliers were Dragone Macau Limitada (approximately 8.0% of total purchases), Chong Ou Direct Bus Services Ltd. (approximately 4.5% of total purchases), Angel Playing Cards Co., Ltd. (approximately 3.9% of total purchases), DFS Cotai Limitada (approximately 2.4% of total purchases) and PHD Limited (approximately 2.3% of total purchases). In general, suppliers grant us credit periods of 15 to 60 days.

None of our Directors, their respective associates or any of our Shareholders had any interest in any of our top five suppliers during the Track Record Period.

INSURANCE

We currently maintain an insurance program that includes, but is not limited to, property and business interruption, terrorism, public and product liability, crime, employee compensation, motor vehicle, directors and officers insurance, and a number of other coverages to meet identified risks and exposures of our Company.

We believe that our insurance coverage is consistent with industry and regional practice and adequate and appropriate for our current operations and we expect to adjust our coverage going forward as identified risks and exposures change. See the section headed “Risk Factors —Risks Relating to Our Business and Operations in Macau — Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase and we may not be able to obtain similar insurance coverage in the future” in this document.

BUSINESS

ENVIRONMENTAL MATTERS

Our insurance policies cover pollution caused by physical damage to our property, or sudden unintended and unexpected happenings. There were no material environmental incidents during the Track Record Period, all required permits and environmental approvals for construction were obtained and there was no administrative penalty imposed upon our Group as a result of any violation of environmental rules and regulations.

During the Track Record Period, we undertook various voluntary environmental initiatives, and the total cost of such measures amounted to approximately MOP12,635,000, of which approximately MOP10.7 million was related to our replacement of down lights to LED in the mass gaming areas, VIP gaming areas and the hotels. We expect that the cost of compliance with the applicable rules and regulations in 2012 and 2013 will amount to approximately MOP3 million, whilst the cost for voluntary environmental measures will amount to approximately MOP7.7 million, which also include an estimate of MOP7 million for further replacement of light fittings with LED.

LEGAL PROCEEDINGS

On March 23, 2010, Melco Crown Gaming initiated executory proceedings against Ama International Limited (“Ama”), and Ms. Mei Huan Chen, an individual guarantor of Ama (the “Individual Guarantor”) for recovery of certain amounts outstanding and owed by Ama, a former gaming promoter for Altira Macau. Considering the existence of a reasonable risk that the Individual Guarantor would likely dissipate her assets prior to a judicial attachment being obtained, Melco Crown Gaming also filed on March 25, 2010 an injunction pursuant to which it obtained the seizure of a number of assets of the Individual Guarantor, which were subsequently attached Other court proceedings were initiated by Ama and the Individual Guarantor during the course of the above mentioned executory proceedings, including oppositions to the executory proceedings and the attachment. Certain other procedures such as appeals in respect of particular procedural issues arising from court decisions and interim court orders, were initiated by Melco Crown Gaming and the Individual Guarantor.

On January 25, 2011, Melco Crown Gaming was served with a civil action complaint filed by Ama, claiming contractual breach of the gaming promotion agreement terminated by Melco Crown Gaming in June 2010 and unfair competition at Altira Macau and seeking MOP622.8 million (US$77.7 million) for damages incurred and loss of profit.

With respect to these disputes with Ama and the Individual Guarantor, on July 29, 2011, Melco Crown Gaming, Ama and the Individual Guarantor entered into settlement agreements. Pursuant to the settlement agreements, Ama and the Individual Guarantor agreed to pay in installments the outstanding amount of approximately HK$249.2 million (US$32.0 million). Each of the first four installments of HK$6.0 million (US$771,000) was paid on August 5, 2011, August 30, 2011, September 30, 2011 and October 30, 2011, respectively. Further 18 installments of HK$10.0 million (US$1.3 million) each are to be paid on a monthly basis from November 30, 2011 with the last installment of HK$1.1 million (US$141,000) to be paid on May 30, 2013. An additional installment of HK$44.1 million (US$5.7 million) is to be paid on or before January 15, 2012. The Individual Guarantor mortgaged and pledged certain assets to secure payment of the outstanding amount. As part of the settlement agreements, on September 1, 2011, Ama submitted a request to terminate the civil action filed against Melco Crown Gaming, and Ama and the Individual Guarantor filed all relevant requests to terminate all incidental procedures against Melco Crown Gaming. These requests have been sanctioned by the court. Melco Crown Gaming agreed to suspend executory proceedings against Ama and the Individual Guarantor, provided they are in compliance with the terms of the settlement agreements. A payment by installments agreement with certain of the above mentioned payment terms and a suspension request of the executory proceedings was submitted to the court by Melco Crown Gaming on September 22, 2011. Following the request of Melco Crown Gaming, on September 28, 2011, the court ordered that the amounts deposited with the court be used to pay court fees and to pay the amounts due to Melco Crown Gaming under the settlement agreements. Melco Crown Gaming also filed, on September 22, 2011, termination requests with respect to the incidental procedural court proceedings initiated by Melco Crown Gaming against Ama and the Individual Guarantor, which have been sanctioned by the court.

BUSINESS

Pursuant to the settlement agreements, the court fees due in respect of the relevant court proceedings will be borne in equal parts by Ama and the Individual Guarantor, on the one hand, and Melco Crown Gaming, on the other hand, and such fees must be paid within the time period prescribed by law. Court fees are to be paid once the parties are notified by the court. Each party will bear its respective attorney’s fees. We currently do not have any relationship with Ama other than the settlement agreements.

We are a party to certain other legal proceedings which relate to matters arising out of the ordinary course of our business. We believe that we are not involved in any legal, arbitral or administrative proceedings, and we are not aware of any legal, arbitral or administrative proceedings pending or threatened by or against us, which if decided against us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

RELATIONSHIP WITH CONTROLLING SHAREHOLDERS

RELATIONSHIP WITH CONTROLLING SHAREHOLDERS

As of Latest Practicable Date, Melco holds, through its wholly owned subsidiary, Melco Leisure, approximately 33.24% of the issued share capital of our Company, and Crown holds, through its indirect wholly owned subsidiary Crown Asia Investments, approximately 33.24% of the issued share capital of our Company.

MELCO

Melco, an investment holding company, engages in leisure, gaming, and entertainment businesses primarily in South East Asia. It operates in two divisions: Leisure, Gaming and Entertainment; Property and Other Investments. The Leisure, Gaming and Entertainment division provides catering, entertainment, and related services. Entertainment Gaming Asia Inc, in which Melco has an equity interest of approximately 38.6%, is listed on NYSE-Amex, provides electronic gaming machines on a participation basis to the pan-Asian gaming industry and is engaged in the development of casinos in IndoChina. MelcoLot Limited, in which Melco has a 35.3% effective interest on a fully diluted basis (assuming full conversion of all outstanding convertibles), is listed on the Growth Enterprise Market (“GEM”) in Hong Kong, operates in the Chinese lottery sector, principally in the provision and operation of the paperless lottery business. Mountain China Resorts (Holding) Limited, in which Melco has a 28.7% interest, is a developer of a ski resort in Yabuli, China, whose shares are listed on the TSX Venture Exchange in Toronto. Melco engages in restaurant operations (principally the Jumbo Kingdom floating restaurant in Hong Kong), and restaurant vessel holding and letting businesses, including the provision of management services. Melco was formerly known as The Macao Electric Lighting Company Limited and changed its name to Melco International Development Limited in 1988. Melco was founded in 1910 and listed on the Stock Exchange in 1927. For further details, please refer to the sections headed “Substantial Shareholders” and “Directors and Senior Management” in this document. Melco’s revenue for the fiscal year ended December 31, 2010 was HK$125.2 million according to its annual report publicly available on its website and the Stock Exchange’s website.

CROWN

Crown is one of Australia’s largest entertainment groups. The Crown’s core businesses and investments are in the integrated resorts sector. Crown wholly owns and operates two of Australia’s leading integrated resorts, Crown Melbourne in Melbourne and Burswood in Perth. Crown also wholly owns and operates the Aspinalls Club in London. Crown Melbourne is one of the largest integrated resorts in the southern hemisphere with its casino, hotels, function rooms, restaurants, shopping and entertainment facilities. The casino currently features 2,500 electronic gaming machines and has approval to operate 500 table games. Its three hotels offer approximately 1,600 rooms, including 31 luxury villas. Burswood is Perth’s premier integrated resort encompassing a casino, two international hotels, convention center, the 20,000 seat Burswood Dome and award-winning food and beverage outlets. The casino has approval for 2,000 electronic machines and 220 table games. The Aspinalls Club in Mayfair is a high end London based casino. It is one of five licensed high end casinos in London’s prime west end entertainment district. In addition, Crown owns a portfolio of gaming investments that have been accumulated to complement Crown’s existing core businesses. Crown owns a 50% interest in the Aspers Group, which owns and operates casinos in Swansea and Newcastle in the UK, as well as a 50% interest in a third casino in Northampton. The Aspers Group has also obtained a new casino license in connection with a casino in Stratford, London, expected to open in December 2011. Crown also owns a 24.5% interest in Cannery Casino Resorts, LLC, which owns and operates two casinos in Las Vegas, Nevada and a casino and racetrack in Pittsburgh, Pennsylvania, as well as holding a leasehold interest in a third casino in Las Vegas. For further details, please refer to the sections headed “Substantial Shareholders” and “Directors and Senior Management” in this document. Crown’s revenue for the fiscal year ended June 30, 2011 was A$2,409.2 million according to its annual report publicly available on its website and the Australian Stock Exchange’s website.

RELATIONSHIP WITH CONTROLLING SHAREHOLDERS

INDEPENDENCE FROM OUR CONTROLLING SHAREHOLDERS

Our Board is satisfied that we can operate independently from our Controlling Shareholders based on the following:

Management Independence

Our Board consists of ten Directors, comprising of one executive Director, five non-executive Directors and four independent non-executive Directors. Two of our Directors also hold positions on the board of Melco. Mr. Lawrence Ho is the chairman, chief executive officer and executive director of Melco and Mr. Yuk Man Chung is the executive director of Melco. Two of our Directors, Mr. James Douglas Packer and Mr. Rowen Bruce Craigie, are also directors of Crown and Mr. William Todd Nisbet is an executive vice president of Crown. Of these five aforementioned Directors, only Mr. Lawrence Ho is involved in our day-to-day operations. The other four of these Directors, namely Mr. Yuk Man Chung, Mr. James Douglas Packer, Mr. Rowen Bruce Craigie and Mr. William Todd Nisbet, are non-executive Directors and are not involved in our day-to-day operations. The other Directors do not hold any positions in any of our Controlling Shareholders. Where our Directors also have positions on the boards of either of our Controlling Shareholders, they have confirmed that they will not be present for board discussions on transactions that may be entered into with the relevant Controlling Shareholder, and shall not vote on such matters. In this instance our Board will be comprised of Mr. John Peter Ben Wang, Mr. William Todd Nisbet and our four independent non-executive Directors. We are satisfied that the remaining Board members possess sufficient and competent industry knowledge and experience. They will be supported by our senior management team. Please refer to the section headed “Directors and Senior Management” for detailed biographies.

Name	Position in our Group upon Listing	Position in Melco	Position in Crown
Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive Director	Chairman and executive director	None
James Douglas Packer	Co-chairman and non-executive Director	None	Executive chairman and director
John Peter Ben Wang	Non-executive Director	None	None
Yuk Man Chung	Non-executive Director	Executive director	None
William Todd Nisbet	Non-executive Director	None	Executive vice president
Rowen Bruce Craigie	Non-executive Director	None	Chief executive officer and managing director
James Andrew Charles	Independent Non-	None	None
MacKenzie	executive Director
Thomas Jefferson Wu	Independent Non-executive Director	None	None
Yiu Wa Alec Tsui	Independent Non-executive Director	None	None
Robert Wason Mactier	Independent Non-executive Director	None	None

RELATIONSHIP WITH CONTROLLING SHAREHOLDERS

Mr. Lawrence Ho has been the co-chairman and chief executive officer of our Company and Mr. James Douglas Packer has been co-chairman of our Company before and after the listing of our ADSs on the NASDAQ Global Select Market. This arrangement was adopted (i) to jointly manage and operate the business of our Company, which was originally a joint venture between Melco and Crown; and (ii) to enhance the cooperation between Melco and Crown. Furthermore, it was required under applicable regulations in Macau that 10% of the issued share capital of the company holding the Subconcession must be held by a managing director who must be a permanent resident of Macau. Both Mr. James Douglas Packer and Mr. Lawrence Ho have extensive experience with listed companies and are well versed in corporate governance matters. In addition, Mr. Lawrence Ho’s knowledge of the operations and the gaming sector in Macau, as well as his business networks in the sector, are of significant importance to our business. Despite the overlapping of their positions in our Company and in the Controlling Shareholders, and Mr. Lawrence Ho being both the co-chairman and chief executive officer of our Company, our Directors believe that the above arrangement has proven beneficial to our Company and in the best interests of our Shareholders as a whole.

Most members of our senior management have, for all or substantially all of the Track Record Period, undertaken senior management supervisory responsibilities in our business. The responsibilities of our senior management team include dealing with operational and financial matters, making general capital expenditure decisions and daily implementation of the business strategy of our Group. This ensures the independence of the daily management and operations of our Group from those of our Controlling Shareholders. None of our senior management are directors of, or hold management roles in any of our Controlling Shareholders, with the exception of Mr. Lawrence Ho, who is the chairman, chief executive officer and executive director of Melco.

All of our Directors and members of senior management possess relevant management and/ or industry-related experience to act as Directors or senior management of our Company. Further details are set out in the section headed “Directors and Senior Management” in this document.

Each of our Directors is aware of his fiduciary duties as a Director of our Company which requires, among other things, that he acts for the benefit and in the best interests of our Company and does not allow any conflict between his duties as a Director and his personal interest. Under our Articles of Association, where a Director has a material interest in any contract, arrangement or other proposal considered by our Board, the interested Directors(s) shall abstain from voting at the relevant Board meetings of our Company in respect of such transactions and shall not be counted in the quorum. Our Corporate Governance Guidelines require that each Director will excuse himself from any discussion or decision affecting his personal business or professional interests. In addition, we have a senior management team to make business decisions independently. Our independent non-executive Directors have sufficient and competent industry knowledge and experience. Our independent non-executive Directors will also bring independent judgment to the decision making process of our Board, taking into account the advice of our senior management. Our Directors and the Joint Sponsors are of the view that the independent non-executive Directors will be able to function effectively in the unlikely event that all other Directors are required to abstain from voting at the relevant Board meetings of our Company. We have not encountered the above situation since the listing of our ADSs on NASDAQ.

Based on the above, our Board is satisfied that our Board as a whole, together with our senior management team, are able to perform the managerial role in our Group independently of the Controlling Shareholders. In the interests of transparency, we will disclose in our annual report details of board meetings that any of our directors were not able to attend, as a result of conflicts. Details of attendees and decisions made at such meetings will also be disclosed.

RELATIONSHIP WITH CONTROLLING SHAREHOLDERS

Operational Independence

We have full control over our assets to continue our business independently of our Controlling Shareholders. We do not rely on our Controlling Shareholders for any material amount of our revenue, technology, product development, staffing or marketing.

Our Directors and senior management are responsible for the conduct of our business. We have established our own organizational structure made up of functional departments, each with specific areas of responsibility. We have also established a set of internal controls to facilitate the effective operation of our business. Transactions with members of our Controlling Shareholders are governed by agreements entered into in the ordinary course of our business and on terms which we believe are fair and reasonable. These transactions with our Controlling Shareholders have in the past included the provision of administrative services, rental services, hotel and entertainment services, gaming system maintenance services provided by our Controlling Shareholders and vice versa. Details of these transactions are set out in the section headed “Connected Transactions” in this document. In the event that the Controlling Shareholders are unable to provide these services upon reasonable terms, we are entitled to choose a third party who can provide such products or services upon comparable terms. Our Board is therefore satisfied that we have been operating independently from our Controlling Shareholders during the Track Record Period and will continue to do so.

Financial Independence

Our financial auditing system is independent from our Controlling Shareholders and employs a sufficient number of dedicated financial accounting personnel. We have independent bank accounts and independent tax registration. Our treasury operations are handled by our treasury department which operates independently from our Controlling Shareholders and share no other functions or resources with any member of our Controlling Shareholders. The functions of our treasury department include financing, treasury and cash management.

Our ADSs are listed on NASDAQ Global Select Market. We have access to capital funding and this is demonstrated from our prior offerings of RMB Bonds and Senior Notes. We are also capable of obtaining financing from financial institutions, without reliance on our Controlling Shareholders.

Each of Melco Leisure and Crown Asia Investments provided us with a shareholder’s loan in 2006, mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams. The outstanding loan balances due to Melco Leisure and Crown Asia Investments as at September 30, 2011, were HK$578.6 million (approximately US$74.3 million) and HK$321.2 million (approximately US$41.3 million), respectively.

The shareholder loans are expected to be converted into equity on November 29, 2011, with an adjustment between Melco Leisure and Crown Asia Investments to ensure that they maintain their interests in our Company in equal proportions. Please refer to “Shareholder Loans” in the section head “History and Corporate Structure” in this document for further details.

Save as disclosed above, our Controlling Shareholders have not provided any financial assistance, security and/or guarantee in favor of our Group as at the Latest Practicable Date.

RELATIONSHIP WITH CONTROLLING SHAREHOLDERS

Based on the above, our Directors believe that we are able to maintain financial independence from our Controlling Shareholders.

NON-COMPETITION AND CONFLICT MANAGEMENT

Pursuant to the shareholders’ deed entered into by Melco and Crown, which became effective in December 2007, Melco and Crown must not (and must ensure that their respective Affiliates and major shareholders do not), other than through us, directly or indirectly own, operate or manage a casino, a gaming slots business or a casino hotel in Macau (the “Exclusive Business”), or acquire or hold an interest in an entity that owns, operates or manages such businesses in Macau, except that Melco and Crown may acquire and hold up to 5% of the voting securities in a public company engaged in such businesses. However, Melco and Crown may jointly engage in the Exclusive Business with our prior written consent. Equally, Melco may engage in the Exclusive Business with our prior written consent and the prior written consent of Crown, and Crown may engage in the Exclusive Business with our prior written consent and the prior written consent of Melco. Since our listing on NASDAQ in 2006, we have not been approached by either of our Controlling Shareholders, seeking our written consent to approve an opportunity in the Exclusive Business. In the event we are approached for such consent, such decision shall be referred solely to our independent non-executive Directors and our Controlling Shareholders shall provide all information necessary for their consideration. However, for the avoidance of doubt, the Controlling Shareholders confirmed that any business opportunity relating to the Exclusive Business that either of them come across shall be referred directly to our Company.

In the event that either of the Controlling Shareholders breaches the non-competition provisions in the shareholders’ deed, the parties (including us) are entitled to seek injunctive relief against the party in breach, upon the lapse of a six-month cure period. Failure to cure such breach may trigger an event of default, under which notice may be served, and the Controlling Shareholders may determine that one of them sell its holding in our Company to the other pursuant to a put or call option. The non-defaulting shareholder may equally pursue a claim for equitable or legal remedies.

As at the Latest Practicable Date, our Controlling Shareholders and their respective Affiliates and major shareholders did not have any business or operations competing with our Company in Macau.

Our Company is satisfied, based on the above restrictions on the Exclusive Business, that there is no direct competition between our Company and each of Melco and Crown. See “— Relationship with Controlling Shareholders” for details of Melco’s and Crown’s business interests, including Crown’s interest in the gaming industry outside of Macau. Based on the above, the Joint Sponsors and our Directors consider that any competition faced by us from our Controlling Shareholders is not material.

The increasing popularity of integrated gaming resorts in Asia provides new business opportunities and increasing regional competition. Should Melco or Crown decide to focus more attention on casino gaming projects in other areas of Asia, this may mean that we face indirect competition from our Controlling Shareholders. We are nevertheless of the view that the gaming market in Macau continues to go from strength to strength, as does its opportunities for growth. Macau recorded the seven consecutive highest monthly gross gaming revenues in history during February to August 2011 and has been the world’s largest gaming destination in terms of gross gaming revenues since 2006. As the only location in Greater China to offer legalized casino gaming, it remains the fastest growing gaming market in terms of gross gaming revenues.

RELATIONSHIP WITH CONTROLLING SHAREHOLDERS

We have had a set of corporate governance policies in place since the listing of our ADSs on the NASDAQ in 2006, and have been complying with such policies since then. We have not encountered any conflict of interest with our Controlling Shareholders since the adoption of the corporate governance policies and there was no incident whereby the Controlling Shareholders or any of our Directors were required to abstain from voting. Notwithstanding the above, our Memorandum and Articles contain provisions which deal with conflicts of interest, for instance, Directors are required to abstain from voting if they are materially interested in the matter which is brought to the attention of the Board. We can rely on our independent non-executive Directors to make decisions in the interests of Shareholders as a whole, in particular minority Shareholders, in the unlikely event that both Melco’s and Crown’s Directors are required to abstain from voting. Our four independent non-executive Directors collectively have significant public company experience and detailed knowledge of our operations.

CONNECTED TRANSACTIONS

We have entered into a number of transactions with our connected persons which will continue after the Listing, thereby constituting continuing connected transactions for our Company under the Listing Rules. Some of these continuing connected transactions are fully exempt from reporting, announcement, annual review and independent shareholders’ approval equivalents under Rule 14A.33 of the Listing Rules, whilst one of the transactions is subject to the reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Rule 14A.34 of the Listing Rules. Details of the transactions are set out below.

OUR CONNECTED PARTIES

Following the Listing and under Chapter 14A of the Listing Rules, our connected persons include (i) our Directors, (ii) each of Melco and Crown, by virtue of them each being a substantial Shareholder of our Company, and their respective subsidiaries; (iii) Shun Tak Holdings Limited (“Shun Tak”), Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”), SJM and Lisboa Holdings Limited, by virtue of them each being a company in which the associates of our executive Director are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control of its board of directors, and their respective subsidiaries; (iv) Sky Shuttle Helicopters Limited may be deemed as a connected person under the Listing Rules; and (v) Entertainment Gaming Asia Inc. (formerly known as “Elixir Gaming Technologies, Inc.”), by virtue of it being an associate of Melco, and its subsidiaries (together the “Connected Parties”).

EXEMPT CONTINUING CONNECTED TRANSACTIONS

De minimis transactions

We have entered into certain continuing connected transactions which are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.33 of the Listing Rules after the Listing. These exempt continuing connected transactions include (i) services provided to us by certain of our Connected Parties; and (ii) services provided by us to certain of our Connected Parties.

CONNECTED TRANSACTIONS

Set out below are the details of our exempt continuing connected transactions which will continue after the Listing:

(i)	Transactions with Melco and its subsidiaries

Our counterparty	Relationship of the counterparty with our Group	Nature of transactions	Historical figures (For the years ended December 31, 2008, 2009 and 2010)
(in thousands of US$)
Melco	One of our	Melco purchased hotel rooms, food and beverage,	2008: $ 29
	Controlling	entertainment and other services from our Group	2009: $ 11
	Shareholders		2010: $ 62

Melco Services	Associate of	(i) Melco Services Limited provided phone	2008: $ 736
Limited	Melco	maintenance, web design, marketing, printing and	2009: $ 479
		consultancy services to our Group	2010: $ 504

		(ii) Our Group paid Melco Services Limited for	2008: $ 631
		service fees in relation to rental, office	2009: $ 628
		administration, travel, and security coverage for	2010: $ 493
the operation of the office of our Company’s chief
executive officer incurred by Melco Services
Limited

		(iii) Melco Services Limited purchased hotel rooms,	2008: Nil
		food and beverage, entertainment and other	2009: $ 1
		services from our Group	2010: Nil

		(iv) Our Group sub-leased two office rooms on the	2008: Nil
		22nd floor, Golden Dragon Centre, Avenida Xian	2009: Nil
		Xing Hai N°105, Macau, and two carpark spaces	2010: $ 10
located in the same building to Melco Services
Limited

		(v) Our Group seconded contract labour hired by	2008: Nil
		our Group to Melco Services Limited for the	2009: $ 129
		provision of consultancy services	2010: $ 244

Melco	Associate of	Our Group leased a Mocha Club located at Units C,	2008: $ 484
Investment	Melco	D and E on the ground floor of the building named	2009: $ 485
Holdings		Hotel Lai Kwai Fong, Rua de Luis Gonzaga Gomes	2010: $ 533
Limited		N°s 176 – 230, Rua de Nagasaki N°s 64-A – 82, Rua
de Xiamen N°s 37-A – 59, Macau, from Melco
Investment Holdings Limited

Aberdeen	Associate of	Aberdeen Restaurant Enterprises Limited provided	2008: $ 4
Restaurant	Melco	catering services to our Group	2009: Nil
Enterprises			2010: Nil
Limited

CONNECTED TRANSACTIONS

(ii) Transactions with Crown and its subsidiaries

Our counterparty	Relationship of the counterparty with our Group	Nature of transactions	Historical figures (For the years ended December 31, 2008, 2009 and 2010)
(in thousands of US$)
Crown	Associate of	(i) Crown Melbourne Limited provided system	2008: Nil
Melbourne	Crown	support and maintenance services for casino	2009: $ 343
Limited		management systems and surveillance systems to	2010: $ 166
our Group for gaming operations

		(ii) Our Group paid software license fees to Crown	2008: Nil
		Melbourne Limited in relation to casino	2009: $ 935
		management systems and surveillance systems for	(represented the
		our Group’s gaming operations	license payment
for 2009, 2010 and
2011)
2010: Nil

		(iii) Crown Melbourne Limited provided other	2008: $ 440
		system implementation, upgrade and support	2009: $ 211
		services to our Group for gaming operations	2010: ($ 8)
(amount included the reversal of over-accrual for prior years)

		(iv) Our Group paid traveling and accommodation	2008: $ 59
		expenses for consultants, consultancy and legal	2009: $ 162
		fees, and other expenses to Crown Melbourne	2010: $ 140
Limited in relation to our Group’s gaming
operations

		(v) Our Group sub-leased an office located at	2008: Nil
		Taipei 101 Tower, Room D, 21st Floor, No.7, Sec. 5,	2009: Nil
		Xinyi Road, Xinyi District, Taipei City 110, Taiwan	2010: $ 30
(R.O.C.), to Crown Melbourne Limited

		(vi) Crown Melbourne Limited purchased hotel	2008: $ 50
		rooms, food and beverage from our Group	2009: Nil
2010: $3

		(vii) Our Group obtained a license from Crown	Nil
Melbourne Limited to use Crown trademarks in
Macau for our gaming, casino/hotel and related
businesses

CONNECTED TRANSACTIONS

(iii) Transactions with Shun Tak and its subsidiaries

Our counterparty	Relationship of the counterparty with our Group	Nature of transactions	Historical figures (For the years ended December 31, 2008, 2009 and 2010)
(in thousands of US$)
Shun Tak Properties Limited	A company in which the associates of Mr. Lawrence Ho are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control its board of directors	Our Group leased part of the areas on 2nd Floor and 3rd Floor of Shun Tak Centre, Nos.168-200 Connaught Road Central, Hong Kong, from Shun Tak Properties Limited, and paid building management fee and air-conditioning charges for Shop Unit No. 305C, 3rd Floor, Shun Tak Centre (Podium), Nos. 168-200 Connaught Road Central, Hong Kong, to Shun Tak Properties Limited	2008: $ 46 2009: $ 149 2010: $ 230

Shun Tak Travel Services Limited	A company in which the associates of Mr. Lawrence Ho are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control its board of directors	Shun Tak Travel Services Limited purchased hotel rooms, food and beverage from our Group	2008: Nil 2009: Nil 2010: $ 64

CONNECTED TRANSACTIONS

(iv) Transactions with STDM and its subsidiaries

Our counterparty	Relationship of the counterparty with our Group	Nature of transactions	Historical figures (For the years ended December 31, 2008, 2009 and 2010)
(in thousands of US$)
STDM	A company in which the associates of Mr. Lawrence Ho are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control its board of directors	Our Group leased from STDM a new Mocha Club located at Macau Tower, at Shop No.1 on the ground floor and Shop Nos. 3-9 on lower ground floor of Macau Tower Convention & Entertainment Centre, Avenida Panorâmica do Lago Nam Van N°s 35 – 273, Macau, commencing from July 2011, and twelve car parking spaces on P1 and six motorbike parking spaces at Macau Tower, and paid related air-conditioning charges	Nil

STDM and its subsidiaries	A company in which the associates of Mr. Lawrence Ho	(i) Our Group purchased hotel rooms from STDM and its subsidiaries	2008: $ 153 2009: $ 215 2010: $ 122
	are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control its board of directors	(ii) Our Group rented lightbox and advertising spaces at Outer Harbour Ferry Terminal in Macau from STDM and/or its subsidiaries	2008: $ 52 2009: $ 51 2010: $ 39

Shun Tak Centre Limited	A company in which the associates of Mr. Lawrence Ho are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control its board of directors	Our Group leased Shop Unit No. 305C, 3rd Floor, Shun Tak Centre (Podium), Nos. 168-200 Connaught Road Central, Hong Kong, from Shun Tak Centre Limited	2008: $ 245 2009: $ 259 2010: $ 259

CONNECTED TRANSACTIONS

(v)	Transactions with SJM

Our counterparty	Relationship of the counterparty with our Group	Nature of transactions	Historical figures (For the years ended December 31, 2008, 2009 and 2010)
(in thousands of US$)
SJM	A company in which the associates of Mr. Lawrence Ho are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control its board of directors	The expected purchase from SJM of hotel rooms and round trip ferry tickets to/from Macau for trips made by our Group’s employees in each of the three years ending December 31, 2011, 2012 and 2013.	Nil

(vi) Transactions with Lisboa Holdings Limited

Our counterparty	Relationship of the counterparty with our Group	Nature of transactions	Historical figures (For the years ended December 31, 2008, 2009 and 2010)
(in thousands of US$)

Lisboa Holdings Limited	A company in which the associates of Mr. Lawrence Ho are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control its board of directors	Our Group leased a Mocha Club located at parts of the ground and first floor of Hotel Sintra, Avenida de D. João IV N°s 58 – 62, Macau, from Lisboa Holdings Limited	2008: $ 691 2009: $ 1,105 2010: $ 1,106

(vii)	Transactions with Sky Shuttle Helicopters Limited

Our counterparty	Relationship of the counterparty with our Group	Nature of transactions	Historical figures (For the years ended December 31, 2008, 2009 and 2010)
(in thousands of US$)
Sky Shuttle Helicopters Limited	A company which may be deemed as a connected person under the Listing Rules	Our Group obtained helicopters services from Sky Shuttle Helicopters Limited	2008: $ 298 2009: $ 852 2010: $ 1,433

CONNECTED TRANSACTIONS

(viii) Transactions with Entertainment Gaming Asia Inc. and its subsidiaries

Our counterparty	Relationship of the counterparty with our Group	Nature of transactions	Historical figures (For the years ended December 31, 2008, 2009 and 2010)
(in thousands of US$)
Entertainment Gaming Asia Inc. (formerly known as “Elixir Gaming Technologies, Inc.”) and its subsidiaries	Associate of Melco	The expected purchase from Entertainment Gaming Asia Inc. and its subsidiaries of gaming equipment and related products by our Group in each of the three years ending December 31, 2011, 2012 and 2013	Nil

Elixir Gaming Technologies (Hong Kong) Limited	Associate of Melco	Elixir Gaming Technologies (Hong Kong) Limited purchased hotel rooms, food and beverage from our Group	2008: Nil 2009: $ 1 2010: Nil

Dolphin Products Pty. Ltd.	Associate of Melco	Our Group purchased gaming chips from Dolphin Products Pty. Ltd.	2008: Nil 2009: $ 252 2010: $ 55

Our Directors are of the view that each of the above transactions of our Group has been entered into in our ordinary and usual course of business and on normal commercial terms (or better terms for our Company). Each of the applicable percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio) for the above transactions on an individual basis is less than 0.1% and therefore each of them constitutes a de minimis continuing connected transaction exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Rule 14A.33 of the Listing Rules. If the exempt continuing connected transactions become non-exempt continuing connected transactions, the Company will notify the Stock Exchange and comply with the applicable requirements under the Listing Rules.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Ferry Ticket Sales Agreement

We entered into an agreement for sale of ferry tickets (“Ferry Ticket Sales Agreement”) in April 2007 with Shun Tak-China Travel Ship Management Limited (“STCTS”), a subsidiary of Shun Tak, pursuant to which we purchased round-trip ferry tickets to/from Macau (“Ferry Ticket Transactions”) for our customers . As a bulk purchaser of ferry tickets, we were granted a 5% discount (the “Discount”) on the net selling price of each ferry ticket we purchased. The Discount was determined on an arms’ length negotiation and by reference to prevailing market price and was given in accordance with market practice of granting discounts on bulk purchases of ferry tickets to promote STCTS’s ferry services. The above transactions are entered into and the Discount is given within the ordinary and usual course of our business and are on normal commercial terms.

CONNECTED TRANSACTIONS

For the three years ended December 31, 2008, 2009 and 2010 and six months ended June 30, 2011, our purchased ferry tickets from STCTS, net of the Discount, amounted to approximately US$520,000, US$2,058,000, US$2,750,000 and US$1,243,000, respectively. The increase in the purchase amounts during the Track Record Period was due to the increase in the number of our customers traveling to/from Macau after the opening of City of Dreams in June 2009. It is expected that the annual caps for each of the years ending December 31, 2011, 2012 and 2013 will be US$2,941,000, US$3,845,000 and US$4,652,000, respectively. The above annual caps for each of the years ending December 31, 2011, 2012 and 2013, are determined with reference to (i) historical transaction amounts of the Ferry Ticket Transactions during the Track Record Period; (ii) the estimated value of ferry tickets to be purchased by our Group for each of the years ending December 31, 2011, 2012 and 2013 after taking into account the expected increase in marketing expenses of our Group in connection with the increase in the number of visitors to our Group’s properties, the growth and development of the general economy and the Macau gaming market and the expected future growth of our business; (iii) the upward adjustment in ferry ticket prices (iv) the increased provision of ferry tickets to our valued customers to drive increased visitation to our properties; (v) offering of redemption of ferry tickets with loyalty club reward points to our customers to maintain competitiveness with other casino operators; (vi) the increase in demand for ferry tickets during public holidays and peak seasons; and (vii) our customers’ preferences on ferry service providers. Based on the above, we anticipate that the total purchase amount for the years ending December 31, 2011, 2012 and 2013 will have an increment of approximately 7%, 31% and 21%, respectively on a year on year basis.

Based on the above annual caps, the applicable percentage ratios under the Listing Rules will exceed 0.1% but less than 5%. Accordingly, the Ferry Ticket Transactions will constitute continuing connected transactions subject to the reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Rule 14A.34 of the Listing Rules.

We entered into a Ferry Ticket Sales Agreement with STCTS on November 24, 2011 in relation to the Ferry Ticket Transactions for an initial term commencing from the Listing Date to December 31, 2013. Unless early terminated by each of the parties by giving a three months’ notice, the Ferry Ticket Sales Agreement is renewable for periods of three years subject to annual price review.

APPLICATION FOR WAIVERS

We have applied to the Stock Exchange, and the Stock Exchange has agreed, to grant a waiver under Rule 14A.42(3) of the Listing Rules from strict compliance with the requirements in Rule 14A.47 of the Listing Rules in respect of the non-exempt continuing connected transactions. We will comply with the relevant requirements of Chapter 14A of the Listing Rules, including Rules 14A.35(1), 14A.35(2), 14A.36, 14A.37, 14A.38, 14A.39 and 14A.40 of the Listing Rules, after Listing.

CONFIRMATION FROM OUR DIRECTORS

Our Directors (including our independent non-executive Directors) are of the view that the non-exempt continuing connected transactions have been entered into in the ordinary and usual course of our business, are on normal commercial terms, are fair and reasonable and in the interests of our Company and the Shareholders as a whole, and that the proposed annual caps for these transactions referred to in this section are fair and reasonable.

CONFIRMATION FROM THE JOINT SPONSORS

The Joint Sponsors are of the view that the non-exempt continuing connected transactions described above have been entered into in the ordinary and usual course of our business, are on normal commercial terms, are fair and reasonable and in the interests of our Company and the Shareholders as a whole, and that the proposed annual caps for these transactions referred to therein are also fair and reasonable and in the interests of the Shareholders as a whole.

DIRECTORS AND SENIOR MANAGEMENT

BOARD OF DIRECTORS

Our Board consists of ten Directors, of whom one is an executive Director, five are non-executive Directors and the remaining four are independent non-executive Directors. Three of our Directors were nominated by Melco and three were nominated by Crown.

The following table provides information about our Directors.

Members of our Board

Name	Age	Position	Date of appointment	Principal Responsibilities(1)
Lawrence Yau Lung Ho	34	Co-chairman, chief executive officer and executive Director	December 20, 2004	Overall strategic planning and management of our Group
James Douglas Packer	44	Co-chairman and non-executive Director	March 8, 2005	—
John Peter Ben Wang	51	Non-executive Director	November 21, 2006	—
Yuk Man Chung .	48	Non-executive Director	November 21, 2006	—
William Todd Nisbet	44	Non-executive Director	October 14, 2009	—
Rowen Bruce Craigie	56	Non-executive Director	March 8, 2005	—
James Andrew Charles MacKenzie	58	Independent non-executive Director	April 24, 2008	—
Thomas Jefferson Wu	39	Independent non-executive Director	December 18, 2006	—
Yiu Wa Alec Tsui	62	Independent non-executive Director	December 18, 2006	—
Robert Wason Mactier	47	Independent non-executive Director	December 18, 2006

Note:

(1)	Non-executive Directors and independent non-executive Directors do not have specific operational responsibilities but rather, with the benefit of their experiences, provide strategic guidance to the Board.

DIRECTORS AND SENIOR MANAGEMENT

Executive Director

Mr. Lawrence Yau Lung Ho, aged 34, was appointed as our executive Director on December 20, 2004 and has served as our co-chairman and chief executive officer since December 2004. Since November 2001, Mr. Lawrence Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Lawrence Ho serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. In recognition of Mr. Lawrence Ho’s excellent directorship and entrepreneurial spirit, the Institutional Investor, a leading research and publishing organization, honored him as the “Best CEO” in the Conglomerates category in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Lawrence Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006”, organized by the Junior Chamber International Hong Kong. In 2009, Mr. Lawrence Ho was selected by FinanceAsia as one of the “Best CEOs” in Hong Kong, “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Centre, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards in 2009. Mr. Lawrence Ho worked at Jardine Fleming Group Limited from September 1999 to October 2000 and iAsia Technology Limited (the predecessor of Value Convergence Holdings Limited) from October 2000 to November 2001. Mr. Lawrence Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China. Please refer to “Relationship between Mr. Lawrence Ho and Each of Shun Tak Holdings Limited, SJM Holdings Limited and MGM” in this section for details.

Non-executive Directors

Mr. James Douglas Packer, aged 44, was appointed as our non-executive Director on March 8, 2005 and has served as our co-chairman since March 2005. Mr. Packer is the executive chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006, and the deputy chairman of Consolidated Media Holdings Limited, having been appointed in December 2007. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, Ellerston Capital Limited, having been appointed in August 2004, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Financial Services Group Limited from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, and Ten Network Holdings Limited from December 2010 to March 2011.

Mr. John Peter Ben Wang, aged 51, was appointed as our non-executive Director on November 21, 2006. Mr. Wang has served as a non-executive director of Oriental Ginza Holdings Limited since August 2009 and MelcoLot Limited since November 2009, both of which are companies listed on the Stock Exchange. The principal activities of MelcoLot Limited include the management of lottery business, manufacturing and sales of lottery terminals and POS machines, and provision of management services for distribution of lottery products. Mr. Wang is also a non-executive director of China Precious Metal Resources Holdings Co., Ltd, a company listed on the Stock Exchange and is the chairman and executive director of Summit Ascent Holdings Limited, also listed on the Stock Exchange. Mr. Wang was the chief financial officer of Melco (one of our Controlling Shareholders) from 2004 to September 2009. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Yuk Man Chung, aged 48, was appointed as our non-executive Director on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Prior to the disposal of Melco’s technology business during the years ended December 31, 2009 and 2010, one of the principal activities of Melco included the design, development and supply of gaming technology, such as surveillance equipment and other gaming products used in casino and development. Before joining Melco, he was the chief financial officer at Megavillage Group from September 2000 to November 2003, a vice-president at Lazard Asia Investment Management (H.K.) Ltd from June 1998 to September 2000, a vice-president at Pacific Century Asia (HK) Limited from July 1994 to February 1998, and a qualified accountant with Arthur Andersen from July 1987 to June 1992. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc. (formerly known as Elixir Gaming Technologies, Inc.), a company listed on the New York Stock Exchange (NYSE-Amex), and the principal activities of which include the provision of electronic gaming machines to gaming operators, since August 2008 and October 2008, respectively. Mr. Chung obtained a master’s degree in business administration under a long distance learning course from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology in 2008 and has been a member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Institute of Chartered Accountants in England and Wales since 1997 and 2008, respectively.

Mr. William Todd Nisbet, aged 44, was appointed as our non-executive Director on October 14, 2009. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as executive vice president — strategy and development at Crown, Mr. Nisbet is responsible for all project development and construction operations of Crown. From August 2000 through July 2007, Mr. Nisbet held the position of executive vice president — project director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited (“Wynn”), an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

Mr. Rowen Bruce Craigie, aged 56, was appointed as our non-executive Director on March 8, 2005. Mr. Craigie is the chief executive officer and director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2001, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the chief executive officer of PBL Gaming from 2007 to 2008 and as the chief executive officer of Crown Melbourne Limited from 2002 to 2007. Mr. Craigie was a director of Consolidated Media Holdings Limited from January 2002 to April 2009. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the executive general manager of its Gaming Machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

DIRECTORS AND SENIOR MANAGEMENT

Independent non-executive Directors

Mr. James Andrew Charles MacKenzie, aged 58, was appointed as an independent non-executive Director on April 24, 2008. Mr. MacKenzie has also served as chairman of Mirvac Group since 2005, Pacific Brands Ltd. since 2008, and Gloucester Coal Limited since 2009. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession since 1977, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively. He is the chairman of our audit committee.

Mr. Thomas Jefferson Wu, aged 39, was appointed as an independent non-executive Director on December 18, 2006. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the Stock Exchange, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003. He has been a member of the Advisory Committee of the SFC since June 2007, a member of the 11th National Committee of the All-China Youth Federation since August 2010, a member of the Hong Kong-Japan Business Co-operation Committee of the Hong Kong Trade Development Council since January 2010, a member of the Hong Kong SAR Government Steering Committee on the Promotion of Electric Vehicles since April 2009, a council member of The Hong Kong Polytechnic University since April 2009, a member of the Court of The Hong Kong University of Science and Technology since July 2009, and a member of the board of directors of The Community Chest of Hong Kong since June 2008 and The Hong Kong Sports Institute Limited since April 2009. He has also acted as the honorary consultant of the Institute of Accountants Exchange since May 2006, the honorary president of the Association of Property Agents and Realty Developers of Macau since June 2005, the vice chairman of the Chinese Ice Hockey Association since July 2008 and was the vice chairman of The Chamber of Hong Kong Listed Companies from October 2003 to August 2010. Mr. Wu obtained a master’s degree in business administration from Stanford University in 1999 and a bachelor’s degree in mechanical and aerospace engineering from Princeton University in 1994. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.

Mr. Yiu Wa Alec Tsui, aged 62, was appointed as an independent non-executive Director on December 18, 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the SFC from 1989 to 1993, joined the Stock Exchange in 1994 as an executive director of the finance and operations services division and was its chief executive from 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to July 2002. Mr. Tsui was an independent non-executive director of each of National Arts Holdings Limited (formerly known as “Vertex Group Limited”) from March 2002 to April 2009, Synergis Holdings Limited from January 2005 to September 2008, Greentown China Holdings Limited from June 2006 to June 2010 and China Huiyuan Juice Group Limited from September 2006 to July 2010, all of which are companies listed on the Stock Exchange. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2002 and an independent non-executive director of a number of companies listed on the Stock Exchange, NASDAQ and the Shanghai Stock Exchange, including Industrial and Commercial Bank of China (Asia) Limited since August 2000, China Chengtong Development Group Limited since 2003, COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, ChinaBlue Chemical Limited since 2006, Pacific Online Ltd. since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, and Summit Ascent Holdings Limited since March 2011. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Robert Wason Mactier, aged 47, was appointed as an independent non-executive Director on December 18, 2006. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent non-executive chairman in July 2008. He has also been a non-executive director of Aurora Community Television Limited since 2005. Since 1990, Mr. Mactier has held a variety of executive roles across the Australian investment banking and securities markets. He has been a consultant to UBS AG in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with E.L. & C. Baillieu Limited from November 1994 to February 1997 and Ord Minnett Securities Limited from May 1990 to October 1994. During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sectors and across the private equity sectors. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant in 1987, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He obtained a bachelor’s degree in economics from the University of Sydney, Australia in 1986 and has been a Member of the Australian Institute of Company Directors since 2007. Mr. Mactier is a member of our compensation committee and nominating and corporate governance committee.

Each of the independent non-executive Directors entered into a service contract with our Company on December 18, 2006, except for Mr. James Andrew Charles MacKenzie, who entered into a service contract with our Company on April 24, 2008. These service contracts will continue from the date of the contracts until the date on which the relevant independent non-executive Director ceases to be a member of the Board for any reason. Under the service contracts, each independent non-executive Director will receive a fixed quarterly income.

Save as disclosed in this document, each of our Directors confirm that he/she (i) did not hold any directorships in the last three years prior to the Latest Practicable Date in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not hold any other positions with our Company or other members of our Group; and (iii) does not have any relationships with any Directors, senior management or substantial or Controlling Shareholders of our Company nor any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed in this document, each of our Directors is not aware of any other matters that need to be brought to the attention of the Shareholders nor is there any information to be disclosed by our Company pursuant to any of the requirements under Rule 13.51(2)(a) to (x) of the Listing Rules.

DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT

Name	Age	Position	Date of appointment
Geoffrey Stuart Davis	43	Chief Financial Officer	April 1, 2011
Stephanie Cheung	49	Executive Vice President and Chief Legal Officer	December 2008
Nigel Alan Dean	58	Executive Vice President and Chief Internal Audit Officer	December 2008
Akiko Takahashi	58	Executive Vice President and Chief Human Resources/Corporate Social Responsibility Officer	December 2008
Ying Tat Chan	39	Co-Chief Operating Officer, Gaming	September 1, 2010
Nicholas C Naples	53	Co-Chief Operating Officer, Operations	July 28, 2010
Ching Hui Hsu	38	President of Mocha Clubs	December 2008

Mr. Geoffrey Stuart Davis, aged 43, is our chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our Company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charterholder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung, aged 49, is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title general counsel from November 2006, when she joined our Company. She also acts as the secretary to our Board since she joined our Company. Prior to joining us, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986, and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in both Ontario, Canada and Hong Kong.

Mr. Nigel Alan Dean, aged 58, is our executive vice president and chief internal audit officer and he was appointed to his current role in December 2008. Prior to that, he held the title director of internal audit from December 2006, when he joined our Company. Prior to joining us, Mr. Dean was general manager-compliance F&A at Coles Myer Ltd from 2003 to 2006, where he was responsible for the implementation of the Sarbanes-Oxley Act of 2002 and other corporate governance compliance programs. Other positions held at Coles Myer included the chief internal auditor from 1995 to 2003 and general manager-internal audit of the Supermarkets Division from 1990 to 1993. Previous experience in external and internal audit included positions with Peat Marwick Mitchell & Co (now KPMG) from 1973 to 1975, Australian Federal Government Auditor-General’s Office from 1975 to 1976, Ford Asia-Pacific from 1976 to 1982, CRA (now RioTinto) from 1982 to 1986, and Elders IXL Group from 1986 to 1990. Mr. Dean has been a Fellow of CPA Australia (formerly known as the Australian Society of Accountants) since 1984 and a Certified Internal Auditor since 2005. He obtained a bachelor of laws degree under a long distance learning course from Deakin University in 2005, a diploma of business studies (accounting) from Swinburne University of Technology (formerly known as Swinburne College of Technology) in 1973 and a master’s degree in business administration from Monash University in 1993.

DIRECTORS AND SENIOR MANAGEMENT

Ms. Akiko Takahashi, aged 58, is our executive vice president and chief human resources/ corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our Company. Prior to joining us, Ms. Takahashi worked as a human resources consultant in her own consultancy company from 2003 to 2006, where her last assignment was to lead the human resources integration for the largest international hotel joint venture in Japan. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and SVC Quality for Bank of America, Hawaii, FSB. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources.

Mr. Ying Tat Chan, aged 39, is our co-chief operating officer, gaming, overseeing gaming activities across the entire organization, and he was appointed to his current role in September 2010. Prior to that, he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, Mr. Chan was the chief executive officer of Amax Entertainment Holdings Limited from December 2007 until November 2008. Before joining Amax, Mr. Chan worked with our chief executive officer on special projects from September 2007 to November 2007 and was the general manager of Mocha Clubs from 2004 to 2007. From June 2002 to October 2006, Mr. Chan was the assistant to the Group Managing Director at Melco, and he was involved in the overall strategic development and management of our Company. Mr. Chan served in various roles at First Shanghai Financial Holding Limited from 1998 to May 2002, with his last position as assistant to the managing director. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Mr. Nicholas C Naples, aged 53, is our co-chief operating officer, operations, responsible for the operating activities of all our leisure and hospitality businesses, including our marketing and brand strategies, across the entire organization, and he was appointed to his current role in July 2010. With 25 years of experience in the hospitality industry, Mr. Naples has held executive leadership positions with several luxury hotel and casino companies, including Harrah’s Entertainment from 1998 to 2004, Four Seasons from 1992 to 1998, and Ritz-Carlton from 1987 to 1992. Mr. Naples also has extensive experience in Asia. Prior to joining us, Mr. Naples was the senior vice president, development, and assistant to the chairman and chief executive officer of New Cotai Holdings since September 18, 2006, with his main focus being the development of the Studio City Project. Mr. Naples was the consulting executive vice president at Sands China from 2009 to 2010, and was previously the chief operating officer at Studio City from 2007 to 2009. Mr. Naples obtained degrees in economics, business administration from the University at Albany, the State University of New York in December 1980 and a master’s of management from Cornell University Graduate School of Hotel Administration in 1984.

Ms. Ching Hui Hsu, aged 38, is our president of Mocha Clubs, and she was appointed to her current role in December 2008. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha’s former financial controller from September 2003 to September 2006 and its chief administrative officer from October 2006 to November 2008, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998; a member of the American Institute of Certified Public Accountants in 1999; and an associate member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) in 2001.

DIRECTORS AND SENIOR MANAGEMENT

We have entered into an employment agreement with each of our senior management. The terms of the employment agreements are substantially similar for each senior management, except as noted below. We may terminate a senior management’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, wilful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or a senior management may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Mr. Lawrence Ho, upon notice to terminate employment from either the senior management or our Company, our Company may limit the senior management’s services for a period until the termination of employment. Each senior management is entitled to unpaid compensation upon termination due to disability or death. We will indemnify a senior management for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each of our senior management has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or trade secrets. Each senior management also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our Company as well as all material written corporate and business policies and procedures of our Company.

Each of our senior management is prohibited from gambling at any of our Company’s facilities during the term of his or her employment and six months following the termination of such employment agreement.

Each of our senior management has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and six months following the termination of such employment agreement. Specifically, each senior management has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (ii) solicit or seek any business orders from our customers; or (iii) seek directly or indirectly, to solicit the services of any of our employees. The restricted area is defined as Asia or Australasia or any other country or region in which our Company operates.

COMPANY SECRETARY

We have appointed Ms. Stephanie Cheung as the company secretary of our Company, who is an ordinary resident in Hong Kong as required under Rule 8.17 of the Listing Rules. For details of Ms. Stephanie Cheung’s background, please refer to the paragraph headed “— Senior Management” above in this section.

BOARD COMMITTEES

Our Board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006.

DIRECTORS AND SENIOR MANAGEMENT

Audit Committee

We have established an audit committee in compliance with Rule 3.21 of the Listing Rules. The charter of our audit committee was adopted by the Board on November 28, 2006, and was amended and restated on several occasions, with the last amendment on November 25, 2009 to provide the audit committee members with clearer guidance to enable them to carry out their functions with regards to oversight of the independent auditors and internal audit. The purpose of our audit committee is to assist our Board in overseeing and monitoring, among others, the integrity of the financial statements of our Company, the performance of our independent auditors, and the integrity of our systems of internal accounting and financial controls. The duties of the audit committee include, among others, considering a tendering process for the appointment of the independent auditor every five years, discussing with our independent auditor issues regarding accounting and auditing principles and practices and the management’s internal control report, and approving related-party transactions, amounting to more than US$256,000 per transaction or series of transactions, or of an unusual or non-standard nature which are brought to its attention. Our audit committee consists of three members, Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of our audit committee.

Compensation Committee

We have established a compensation committee in compliance with the Code of Corporate Governance Practice set out in the Listing Rules. The charter of the compensation Committee was adopted by our Board on November 28, 2006, and was amended and restated on several occasions with the latest amendment on November 24, 2010 to update the titles of the senior management. The purpose of the compensation committee is to discharge the responsibilities of the Board relating to compensation of our executives, including by designing (in consultation with management and our Board), recommending to our Board for approval, and evaluating the executive and director compensation plans, policies and programs of our Company. The duties of the compensation committee include, among others, making recommendation to the Board with respect to the compensation packages of our Directors and approving the compensation package of our senior management, and overseeing our regulatory compliance with respect to compensation matters. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during which his compensation is deliberated. Our compensation committee consists of three members, Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. Robert Wason Mactier. Mr. Thomas Jefferson Wu is the chairman of our compensation committee.

Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance committee in compliance with the Code of Corporate Governance Practice set out in the Listing Rules. The charter of the nominating and corporate governance committee was adopted by our Board on November 28, 2006, and was amended and restated on several occasions, with the latest on December 16, 2008 to clarify the purpose, duties and powers of the nominating and corporate governance committee and to provide the nominating and corporate governance committee members with clearer guidance to enable them to carry out their functions. The purpose of the nominating and corporate governance committee is to assist our Board in discharging its responsibilities regarding, among others, the identification of qualified candidates to become members and chairs of the Board committees and to fill any such vacancies, and oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), the Cayman Islands, the SEC and the NASDAQ and, following the listing on the Stock Exchange, the Listing Rules. The duties of the committee include, among others, identifying and recommending to the Board nominees for election or re-election to the Board committees, or for appointment to fill any such vacancy, and developing a set of corporate governance. Our nominating and corporate governance committee consists of three members, Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. Robert Wason Mactier. Mr. Yiu Wa Alec Tsui is the chairman of our nominating and corporate governance committee.

DIRECTORS AND SENIOR MANAGEMENT

RETIREMENT SCHEMES

Our Macau employees participate in the Social Security Fund, under which we are required to make a monthly contribution of MOP30 per month for each resident employee. The Macau Government is responsible for the planning, management and supervision of the Social Security Fund, including collecting and investing the contributions and paying out the pensions to the retired employees. We do not have any obligations to pay any pension to any retired employees under the fund scheme. Aside from the Social Security Fund, we have also set up a provident fund for our employees as part of our employee benefits package.

Our Hong Kong employees participate in the Mandatory Provident Fund Retirement Scheme in accordance with the arrangement prescribed by the applicable Hong Kong Law.

The total amounts of contributions made by our Group for such retirement schemes were US$4.6 million, US$5.0 million, US$5.1 million, US$2.8 million and US$2.9 million, for each of the three years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively.

2006 SHARE INCENTIVE PLAN AND 2011 SHARE INCENTIVE PLAN

The 2006 Share Incentive Plan was revised and adopted by the Board on November 28, 2006 and March 17, 2009 and approved by the Shareholders on December 1, 2006 and May 19, 2009, respectively. Subsequently, the 2011 Share Incentive Plan was conditionally adopted by our Company pursuant to a resolution passed by our Shareholders at an extraordinary general meeting on October 6, 2011. Both the 2006 Share Incentive Plan and the 2011 Share Incentive Plan aim to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company. Please refer to the section headed “Statutory and General Information — 2006 Share Incentive Plan and 2011 Share Incentive Plan” in Appendix V to this document of the principal terms of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Certain of our Directors receive compensation in the form of fees, and certain of our Directors may also receive compensation in the form of employee compensation including salaries and other benefits and equity awards according to the law of the relevant jurisdiction.

We offer our management employees, including the senior management, the ability to participate in our Company’s discretionary annual bonus plan. As part of this plan, employees may receive compensation in addition to their base salary upon satisfactory achievement of certain financial, strategic and individual objectives. Our Directors are excluded from this plan. The discretionary annual bonus plan is administered at the sole discretion of our Company and our compensation committee.

DIRECTORS AND SENIOR MANAGEMENT

The aggregate amount of remuneration to our Directors in the form of fees and in the form of employee compensation (including salaries and other benefits, contributions to pension schemes, discretionary bonuses and equity awards) amounted to approximately US$5.6 million, US$4.9 million, US$4.7 million, US$1.3 million and US$2.5 million to all our Directors for the three years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively.

The aggregate amount of remuneration (including fees, salaries, contributions to pension schemes, housing allowances and other allowances and benefits in kind and discretionary bonuses) which were paid by our Group to the five highest paid individual employees of our Group included one Director of our Company for the three years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, the aggregate amount of remuneration for the remaining four highest paid individuals were approximately US$6.5 million, US$4.2 million, US$6.7 million, US$2.0 million and US$3.1 million, respectively.

No remuneration was paid by our Group to our Directors as an inducement to join or upon joining our Group or as a compensation for loss of office in respect of the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

Except for one Director who waived emoluments of US$200,000 related to services provided in 2008 and 2009 during the year ended December 31, 2010 and the six months ended June 30, 2010, and one Director who waived emoluments of US$120,000 related to services provided in 2010 during the six months ended June 30, 2011, no Director waived any emoluments during the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

It is estimated that the remuneration and benefits in kind, equivalent to approximately US$5.7 million in the aggregate, will be paid and granted to our Directors by us in respect of the financial year ending December 31, 2011 under arrangements in force at the date of this document.

Please refer to the section headed “Statutory and General Information — Further Information About Our Directors” in Appendix V to this document for further details of our Directors’ remuneration.

RELATIONSHIP BETWEEN MR. LAWRENCE HO AND EACH OF SHUN TAK HOLDINGS LIMITED, SJM HOLDINGS LIMITED AND MGM

Shun Tak Holdings Limited

Shun Tak Holdings Limited is a company listed on the Main Board of the Stock Exchange and engages in a number of business activities including transportation, hospitality, property development and investment. Our Company operates independently from Shun Tak Holdings Limited and its subsidiaries. Mr. Lawrence Ho is not, and currently has no intention to be, a director of Shun Tak Holdings Limited. Further, Mr. Lawrence Ho has no involvement in the management and operation of Shun Tak Holdings Limited and its subsidiaries. Mr. Lawrence Ho’s effective interests in Shun Tak Holdings Limited is approximately 2.769%.

DIRECTORS AND SENIOR MANAGEMENT

SJM Holdings Limited

SJM Holdings Limited is a company listed on the Main Board of the Stock Exchange and engages in casino gaming business. Our Company operates independently from SJM Holdings Limited and its subsidiaries. Mr. Lawrence Ho is not, and does not intend to be, a director of SJM Holdings Limited and has no involvement in the management and operation of SJM Holdings Limited and its subsidiaries. Mr. Lawrence Ho’s effective interest in SJM Holdings Limited is approximately 1.347%.

Set out below is the shareholding of Mr. Lawrence Ho in Shun Tak Holdings Limited and SJM Holdings Limited as of November 23, 2011:

(1)	Ranillo Investments Limited is owned as to 20% by Mr. Lawrence Ho, 20% by Ms. Pansy Ho (sister of Mr. Lawrence Ho), 20% by Ms. Daisy Ho (sister of Mr. Lawrence Ho), 20% by Ms. Maisy Ho (sister of Mr. Lawrence Ho) and 20% by Ms. Josephine Ho (sister of Mr. Lawrence Ho), each of them is an associate of Mr. Lawrence Ho.

(2)	Lanceford Company Limited is wholly-owned by Ranillo Investments Limited.

(3)	Shun Tak Shipping Co., Limited is owned as to 48.08% by the associates of Mr. Lawrence Ho, and as to 51.92% by unrelated shareholders who are not associates of Mr. Lawrence Ho.

(4)	Interdragon Limited is owned 60% by Shun Tak Holdings Limited and 40% by Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”).

DIRECTORS AND SENIOR MANAGEMENT

(5)	According to the notice filed on April 26, 2011 pursuant to Part XV of the SFO available on the Stock Exchange’s website.

(6)	The interests in STDM held by the “Other associates of Mr. Lawrence Ho” comprise the interests of those persons that fall within Rule 14A.11(4)(b) of the Listing Rules being 0.12% held by Dr. Stanley Ho (father of Mr. Lawrence Ho) and 0.12% held by Ms. Pansy Ho (sister of Mr. Lawrence Ho), and the interests of those relatives deemed by the Stock Exchange to be an associate within Rule 14A.11(4)(c) of the Listing Rules, being 0.46% held by Ms. Louise Mok (an aunt of Mr. Lawrence Ho), 0.46% held by Ms. Susie Yip (an aunt of Mr. Lawrence Ho) and 0.22% held by Ms. Nanette Ho (an aunt of Mr. Lawrence Ho).

(7)	Hanika Realty Company Limited is owned as to 71.5% by Ranillo Investments Limited, as to 14.3% by Madam Laam and as to 14.2% by Ms. Pansy Ho (sister of Mr. Lawrence Ho).

(8)	The interests in Shun Tak Holdings Limited held by “Other associates of Mr. Lawrence Ho” comprise the interests of those persons that fall within Rule 14A.11(4) (b) of the Listing Rules being 6.74% held by Ms. Daisy Ho (sister of Mr. Lawrence Ho), 1.60% by Ms. Maisy Ho (sister of Mr. Lawrence Ho), 12.67% by Ms. Pansy Ho (sister of Mr. Lawrence Ho), and the interests of those relatives deemed by the Stock Exchange to be an associate within Rule 14A.11(4) (i) of the Listing Rules, being 0.02% holding by Ms. Louise Mok (an aunt of Mr. Lawrence Ho).

MGM China Holdings Limited (“MGM China”)

MGM China is a company listed on the Main Board of the Stock Exchange and engages in casino gaming business. Our Company operates independently from MGM China and its subsidiaries. Mr. Lawrence Ho has no interest in MGM China directly or indirectly. Mr. Lawrence Ho is not, and does not intend to be, a director of MGM China and has no involvement in the management and operation of MGM China. According to the prospectus of MGM China dated May 23, 2011, the controlling shareholder of MGM China was MGM Resorts International Holdings, Ltd. Ms. Pansy Ho, sister of Mr. Lawrence Ho, is a substantial shareholder and executive director of MGM China. According to the notices of disclosure of interests filed with the Stock Exchange on June 3, 2011 and June 29, 2011, each of MGM Resorts International Holdings, Ltd., Ms. Pansy Ho, and Grand Paradise Macau Limited held a long position of 51.0%, 27.4% and 17.4% in the issued share capital of MGM China, respectively.

Please refer to the annual reports of Shuk Tak Holdings Limited, SJM Holdings Limited and MGM China which are available or their respective websites or the Stock Exchange’s website for their financial results.

COMPLIANCE ADVISOR

We have appointed Anglo Chinese Corporate Finance Limited as our compliance advisor in compliance with Rule 3A.19 of the Listing Rules. The appointment of the compliance advisor will commence on the Listing Date and end on the date on which we distribute our annual report in respect of our financial results for the first full financial year commencing after the Listing Date.

Pursuant to Rule 3A.23 of the Listing Rules, the compliance advisor will provide advice to us when consulted by us in the following circumstances:

(i)	before the publication of any regulatory announcement, circular or financial report;

(ii)	if a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(iii)	if our business activities, developments or results deviate from any forecast, estimate or other information in this document; and

(iv)	if the Stock Exchange makes an inquiry to us regarding unusual movements in the price or trading volume of our Shares.

SHARE CAPITAL

SHARE CAPITAL

The following is a description of our authorized and issued share capital immediately following the Listing:

(Nominal value)
US$
Authorized share capital:
7,300,000,000 Shares	73,000,000.00
Issued share capital:
1,612,889,072 Shares in issue at the Latest Practicable Date	16,128,890.72

ASSUMPTIONS

The table above assumes the Listing has become unconditional and has been completed. It does not take into account any of the following:

•	any options granted or to be granted under the 2006 Share Incentive Plan referred to in the section headed “Statutory and General Information – 2006 Share Incentive Plan” in Appendix V to this document;

•	any Shares which may be allotted and issued under the general mandate referred to in the section headed “General Mandate to Issue Shares” below;

•	any Shares which may be repurchased by us pursuant to the general mandate given to our Directors for repurchase referred to in the section headed “General Mandate to Repurchase Shares” below;

•	689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on November 25, 2011; and

•	the expected conversion of outstanding shareholder loan balances due to Melco Leisure and Crown Asia Investments, which amounted to HK$899.7 million (approximately US$115.6 million) as of September 30, 2011, into equity on November 29, 2011. For details on the capitalization of the shareholder loans, please refer to our press release dated November 18, 2011 published on our Company’s website. The Company will make an announcement on November 30, 2011 outlining the enlarged share capital and dilution to existing shareholders’ interests as a result of the capitalization.

TRADING ON NASDAQ

Our ADSs, each representing three Shares, have been traded on NASDAQ since December 19, 2006 under the symbol “MPEL”.

SHARE CAPITAL

The following table provides the high and low closing prices for our ADSs on the NASDAQ for the periods indicated.

	Closing Price (per ADS)
	High	low
	(U.S. dollar)
Annual
2006	21.55	19.00
2007	22.20	10.10
2008	14.47	2.65
2009	7.92	2.33
2010	6.86	3.38
Quarterly
First quarter 2009	4.40	2.33
Second quarter 2009	6.30	3.59
Third quarter 2009	7.92	4.19
Fourth quarter 2009	7.18	3.35
First quarter 2010	5.16	3.38
Second quarter 2010	5.53	3.56
Third quarter 2010	5.24	3.65
Fourth quarter 2010	6.86	5.09
First quarter 2011	7.86	6.63
Second quarter 2011	12.77	8.01
Third quarter 2011	15.97	8.31
Monthly
April 2011	10.74	8.01
May 2011	11.22	9.73
June 2011	12.77	10.41
July 2011	15.73	13.24
August 2011	15.97	10.56
September 2011	12.84	8.31
October 2011	12.04	7.38
November 2011 (up to the Latest Practicable Date)	11.76	8.39

Source: Bloomberg

GENERAL MANDATE TO ISSUE SHARES

Our Directors have been granted a general unconditional mandate to allot, issue and deal with our Shares (otherwise than pursuant to, or in consequence of, a rights issue, any scrip dividend scheme or similar arrangement or any adjustment of rights to subscribe for our Shares under options and warrants, or a specific authority granted by our Shareholders) with an aggregate nominal value of not more than the sum of:

•	20% of the aggregate nominal value of our share capital in issue immediately following the completion of the Listing; and

•	the aggregate nominal value of our share capital repurchased by us (if any).

The general mandate to issue Shares will remain in effect until the earliest of:

•	the conclusion of our next annual general meeting;

SHARE CAPITAL

•	the expiration of the period within which our next annual general meeting is required by any applicable law or our Articles to be held; and

•	the revocation or variation of the authority given by an ordinary resolution of our Shareholders in a general meeting.

For further details of this general mandate, please refer to the section headed “Statutory and General Information — Further Information About Our Company — Extraordinary General Meeting of our Company Held on October 6, 2011” in Appendix V to this document.

GENERAL MANDATE TO REPURCHASE SHARES

Our Directors have also been granted a general unconditional mandate to exercise all our powers to repurchase on the Stock Exchange up to 10% of our share capital in issue immediately following the completion of the Listing.

This mandate only relates to repurchases made on the Stock Exchange, or on any other stock exchange on which our Shares are listed (and which is recognized by the SFC and the Stock Exchange for this purpose), and which are made in accordance with all applicable laws, the Listing Rules and the Hong Kong Code on Share Repurchase. For a summary of the Listing Rules relating to share repurchases, see the section headed “Statutory and General Information —Further Information About Our Company — Repurchases by Our Company of Our Own Securities” in Appendix V to this document.

The general mandate to repurchase Shares will remain in effect until the earliest of:

•	the conclusion of our next annual general meeting;

•	the expiration of the period within which our next annual general meeting is required by any applicable law or our Articles to be held; and

•	the revocation or variation of the authority given by an ordinary resolution of our Shareholders in a general meeting.

2006 SHARE INCENTIVE PLAN AND 2011 SHARE INCENTIVE PLAN

The principal terms of the 2006 Share Incentive Plan and 2011 Share Incentive Plan are summarized in the section headed “Statutory and General Information — 2006 Share Incentive Plan and 2011 Share Incentive Plan” in Appendix V to this document.

INSPECTION OF BOOKS AND RECORDS

The Shareholders will have no general right under the Cayman Companies Law to inspect or obtain copies of our register of members or corporate records. They will, however, have the rights set out in our Articles.

TRANSFER OF SHARES

There is no provision in the Cayman Companies Law and the Articles which prohibits the transfer of Shares by the Shareholders.

SUBSTANTIAL SHAREHOLDERS

OUR SUBSTANTIAL SHAREHOLDERS

So far as our Directors are aware, the following persons (other than a Director), will, immediately following the completion of the Introduction and without taking account of any Shares which may be issued pursuant to the exercise of options which may be granted under the 2006 Share Incentive Plan, will have an interest or short position in Shares or underlying Shares which would fall to be disclosed to us and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or will be, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of our Company.

Name	Capacity/nature of interest	Number of Shares as at the Latest Practicable Date	Approximate percentage of interest as at the Latest Practicable Date
Melco Leisure(1)	Beneficial owner, interest of controlled corporation and deemed interest	1,078,246,156	66.85%
Crown Asia Investments(2)	Beneficial owner, interest of controlled corporation and deemed interest	1,078,246,156	66.85%
Crown Entertainment Group Holdings(3)	Interest of controlled corporation	1,078,246,156	66.85%
Melco(4)	Interest of controlled corporation	1,078,246,156	66.85%
Crown(5)	Interest of controlled corporation	1,078,246,156	66.85%

Notes:

(1)	Melco Leisure is the beneficial owner of 536,116,538 Shares and is deemed or taken to be interested in 536,116,538 Shares owned by Crown Asia Investments pursuant to rights of first refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the New Shareholders’ Deed referred to in the section headed “History and Corporate Structure”. SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs (6,013,080 Shares) are held by SPV as at the Latest Practicable Date.

(2)	Crown Asia Investments is the beneficial owner of 536,116,538 Shares and is deemed or taken to be interested in 536,116,538 Shares owned by Melco Leisure pursuant to rights of first refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders’ Deed referred to in the section headed “History and Corporate Structure”. SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs (6,013,080 Shares) are held by SPV as at the Latest Practicable Date.

(3)	Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown Entertainment Group Holdings is deemed or taken to be interested in 1,078,246,156 Shares in which Crown Asia Investments is interested in as referred to in Note (2) above.

(4)	Melco Leisure is a direct wholly-owned subsidiary of Melco and Melco is deemed or taken to be interested in 1,078,246,156 Shares in which Melco Leisure is interested in as referred to in Note (1) above.

(5)	Crown Entertainment Group Limited is a direct wholly-owned subsidiary of Crown and Crown is deemed or taken to be interested in 1,078,246,156 Shares in which Crown Asia Investments is interested in as referred to in Note (2) above.

SHARE CAPITAL

(6)	The impact of the following transactions has not been reflected in the above table:

(i)	On November 25, 2011, 689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on the same date; and

(ii)	It is expected that on November 29, 2011, the outstanding shareholder loan balances due to Melco Leisure and Crown Asia Investments, which amounted to HK$899.7 million (approximately US$115.6 million) as of September 30, 2011, will be converted into equity, with an adjustment between Melco Leisure and Crown Asia Investments to ensure that they maintain their interests in our Company in equal proportions. The price of capitalization will be determined as one-third of the VWAP of our ADSs as quoted on the NASDAQ Global Select Market over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three Shares. On the basis of the closing price of US$8.41 per ADS as of November 23, 2011, it is estimated that 41,164,022 Shares will be issued upon capitalization of the shareholder loans. For further details on the capitalization of the shareholder loans, please refer to our press release dated November 18, 2011 published on our Company’s website. The Company will make an announcement on November 30, 2011 outlining the enlarged share capital and actual dilution to existing shareholders’ interests as a result of the capitalization.

FINANCIAL INFORMATION

The following selected historical financial information as of and for the years ended December 31, 2008, 2009 and 2010 and as of and for the six months ended June 30, 2010 and 2011 have been derived from the Accountants’ Report included in Appendix IA to this document. You should read this section in conjunction with “— Management’s Discussion and Analysis of Financial Condition and Results of Operations” and those financial statements and the accompanying notes in Appendix IA to this document. The historical results are not necessarily indicative of the results of operations to be expected in the future.

Pursuant to rule 19.18 of the Listing Rules, the Stock Exchange has allowed us to prepare the Accountants’ Report set out in Appendix IA in conformity with U.S. GAAP provided that a reconciliation of such financial information in accordance with IFRS is included in this document. In addition, the Stock Exchange has granted us a waiver to prepare our accounts in accordance with U.S. GAAP after listing for the purposes of our financial reporting required under the Listing Rules, subject to the condition that our annual accounts should include a reconciliation of our financial statements in accordance with IFRS in the form and substance adopted in Appendix IA to this document. In addition, the Stock Exchange has imposed the condition that we will be required to report our financial statements to the Shareholders under IFRS should we no longer maintain a listing on NASDAQ.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands of US$, except share and per share data)
Consolidated Statements of Operations Data:
Net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542
Total operating costs and expenses	(1,414,960)	(1,604,920)	(2,549,464)	(1,142,479)	(1,602,740)
Operating income (loss)	1,174	(272,047)	92,512	(1,234)	163,802
Net (loss) income	(2,463)	(308,461)	(10,525)	(42,575)	73,808
(Loss) income per share — Basic	(0.0019)	(0.2104)	(0.0066)	(0.0267)	0.0461
(Loss) income per share — Diluted	(0.0019)	(0.2104)	(0.0066)	(0.0267)	0.0458
Weighted average Shares used in calculating (loss) income per share
— Basic	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,599,631,942
— Diluted	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,611,770,624

	As of December 31,			As of June 30,
	2008	2009	2010	2011
	(in thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	815,144	212,598	441,923	1,026,851
Restricted cash	67,977	236,119	167,286	368,437
Total assets	4,495,442	4,862,845	4,884,440	5,555,011
Total current liabilities	447,289	521,643	675,604	469,602
Total debts(1)	1,529,195	1,798,879	1,839,931	2,432,420
Total liabilities	2,086,838	2,353,801	2,361,249	2,940,184
Total equity	2,408,604	2,509,044	2,523,191	2,614,827

Note:

(1)	Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

FINANCIAL INFORMATION

Other Financial and Operational Data

The following table sets forth our adjusted property EBITDA and adjusted EBITDA for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011:

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of US$)
Adjusted property EBITDA(1)(3)
Mocha Clubs	25,805	25,416	29,831	13,616	21,389
Altira Macau	162,487	13,702	133,679	58,501	114,132
City of Dreams	(23)	56,666	326,338	113,807	237,352

Total adjusted property EBITDA	188,269	95,784	489,848	185,924	372,873
Adjusted EBITDA(2)(3)	157,025	55,756	430,359	160,329	337,596

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses.

(2)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others and other non-operating income and expenses.

(3)	We changed the name of our segment operating measure from adjusted EBITDA to adjusted property EBITDA, effective for annual and interim periods commencing January 1, 2010. Additionally, we introduced a new performance measure, adjusted EBITDA, which represents our total adjusted property EBITDA less corporate and other expenses. Disclosures for previous periods are also presented on this basis for comparative purposes. Our management uses adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses adjusted property EBITDA and adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, adjusted property EBITDA or adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and adjusted EBITDA presented in this document may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this document, less reliance should be placed on adjusted property EBITDA or adjusted EBITDA as a measure in assessing our overall financial performance.

The following reconciles adjusted property EBITDA and adjusted EBITDA to net (loss) income for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011:

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands of US$)
Adjusted property EBITDA	188,269	95,784	489,848	185,924	372,873
Corporate and other expenses	(31,244)	(40,028)	(59,489)	(25,595)	(35,277)

Adjusted EBITDA	157,025	55,756	430,359	160,329	337,596
Pre-opening costs	(21,821)	(91,882)	(18,648)	(6,982)	(1,285)
Development costs	—	—	—	—	(1,110)
Depreciation and amortization	(126,885)	(217,496)	(313,065)	(152,112)	(166,518)
Share-based compensation	(6,855)	(11,385)	(6,043)	(2,503)	(3,856)
Property charges and others	(290)	(7,040)	(91)	34	(1,025)
Interest and other non-operating expenses, net	(5,107)	(36,546)	(102,117)	(41,484)	(89,925)
Income tax credit (expense)	1,470	132	(920)	143	(69)

Net (loss) income	(2,463)	(308,461)	(10,525)	(42,575)	73,808

FINANCIAL INFORMATION

The following table sets forth our consolidated statements of cash flows for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011:

	Year ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands of US$)
Net cash (used in) provided by operatingactivities	(11,158)	(112,257)	401,955	73,339	320,820
Net cash used in investing activities	(913,602)	(1,143,639)	(190,310)	(117,471)	(295,717)
Net cash provided by financingactivities	904,485	653,350	17,680	126,766	559,651

FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this section in conjunction with, and is qualified in its entirety by, our consolidated financial information, including the accompanying notes, in the Accountants’ Report in Appendix IA to this document. Our consolidated financial information as of and for each of the three years ended December 31, 2008, 2009 and 2010 and as of and for the six months ended June 30, 2010 and 2011 was prepared in accordance with U.S. GAAP, which may differ in material respects from generally accepted accounting principles in other jurisdictions. Certain statements in this section are forward-looking statements. See “Forward-looking Statements” regarding these statements.

Overview

We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities in the Macau market. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control.

Our primary business segments consist of:

City of Dreams

City of Dreams, opened in June 2009, currently features a casino area of approximately 420,000 square feet with a total of approximately 400 gaming tables and approximately 1,300 gaming machines; approximately 1,400 hotel rooms and suites; over 20 restaurants and bars; 69 retail outlets; a wet stage performance theater; an audio visual multimedia experience; recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats opened in September 2010 featuring the “The House of Dancing Water” show produced by Franco Dragone. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a five-star hotel featuring either an apartment hotel or a general hotel. Our decision on the development plan on such phase is subject to various considerations, including, among others, general market conditions, other business opportunities and the availability of additional financing. For the year ended December 31, 2010 and for the six months ended June 30, 2011, net revenues generated from City of Dreams amounted to US$1,638.4 million and US$1,108.3 million, representing 62.0% and 62.7% of our total net revenues, respectively.

Altira Macau

Altira Macau currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables, approximately 200 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the year ended December 31, 2010 and for the six months ended June 30, 2011, net revenues generated from Altira Macau amounted to US$859.8 million and US$577.0 million, representing 32.5% and 32.7% of our total net revenues, respectively.

FINANCIAL INFORMATION

Mocha Clubs

We currently operate nine Mocha Clubs with a total of more than 1,800 gaming machines in operation. Mocha Clubs focus primarily on leisure mass market gaming patrons, including day-trip customers, outside the conventional casino setting. For the year ended December 31, 2010 and for the six months ended June 30, 2011, net revenues generated from Mocha Clubs amounted to US$112.0 million and US$66.1 million, representing 4.2% and 3.7% of our total net revenues, respectively. The source of revenue was substantially all from slot machines. For the year ended December 31, 2010 and for the six months ended June 30, 2011, slot machine revenues represented 98.5% and 98.6%, respectively, of net revenues generated from Mocha Clubs.

Corporate and Others

Our Corporate and Others segment primarily includes Taipa Square Casino, which we operate under a right-to-use agreement, and other corporate costs. For the year ended December 31, 2010 and for the six months ended June 30, 2011, net revenues generated from Corporate and Others segment amounted to US$31.8 million and US$15.2 million, representing 1.2% and 0.9% of our total net revenues, respectively.

Recent Development — Studio City Project

On July 27, 2011, we acquired a 60% equity interest in the developer of the planned Studio City Project, which we envision as a large integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and in particular from Greater China. See “Business — Our Development Project — Studio City Project.”

Our net revenues for the years ended December 31, 2008, 2009 and 2010 were US$1,416.1 million, US$1,332.9 million and US$2,642.0 million, respectively. We incurred net losses of US$2.5 million, US$308.5 million and US$10.5 million for the years ended December 31, 2008, 2009 and 2010, respectively. During the same periods, casino revenues accounted for 99.3%, 97.9% and 96.5% of our total net revenues, respectively. Our net revenues for the six months ended June 30, 2010 and 2011 were US$1,141.2 million and US$1,766.5 million, respectively. We incurred a net loss of US$42.6 million for the six months ended June 30, 2010 and had a net income of US$73.8 million for the six months ended June 30, 2011. During the same periods, casino revenues accounted for 96.8% and 95.8% of our total net revenues, respectively.

Factors Affecting Our Operating Results

Growth of Gaming and Leisure Market in Macau

Our business is and will be influenced most significantly by the growth of the gaming market in Macau. Rapid growth in the Macau gaming market commenced with the decision to grant new gaming Concessions by the Macau Government in late 2001, and this growth has been facilitated by a number of drivers and initiatives which include, among others, favorable population demographics and economic growth across each of our Asian tourism source markets; substantial capital investment made by Concessionaires and Subconcessionaires, including us, into the development of branded and diversified destination resort properties; and the commitment by central and local governments to improve or develop infrastructure connecting Macau with its wider geography.

FINANCIAL INFORMATION

We expect that the local government will continue its focus of promoting the future development of Macau as a popular international destination for gaming patrons, other customers of leisure and hospitality services and MICE attendees, with the stated intention of increasing the potential universe of visitors to Macau and to extend the average length of visitor stay which has been historically short. Our business performance is expected to be impacted by changes in visitation patterns to Macau.

One of the primary drivers of Macau’s growth in both gaming and non-gaming revenues has been China’s rapid economic growth and the rapid expansion of a middle class exhibiting high savings rates and low personal debt with the opportunity to travel overseas. Continued and stable progress in the economic expansion of the domestic economy in China, any future appreciation of the Renminbi and further development of policy measures designed to advance economic co-operation between the Pearl River Delta, Hong Kong and Macau, transforming the region into a globally competitive hub of economic activity, is expected to serve to underpin the future development of our business opportunities.

In addition, gaming is a highly regulated industry in Macau and any adverse developments in the regulation of the gaming industry could have significant impact on our operations. For example, the Macau Government has recently approved smoking control legislation, which will prohibit smoking in casinos from January 1, 2013. The legislation permits casinos to maintain designated smoking areas of up to 50% of their gaming areas which must be created by January 2013. Similar new laws or regulations may increase our costs of doing business and expose us to potential penalties and fines. See “Risk Factors — Risks Relating to the Gaming Industry in Macau — Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful” for more information.

Current Economic and Operating Environment

Economic conditions have a significant impact on our business. We benefited materially from the generally strong economic environment in 2007 and the first half of 2008. Beginning in the second half of 2008 and continuing into 2009, a number of factors, including a slowdown in the global economy, contracting credit markets, reduced consumer spending, visa restrictions on travel to Macau imposed by China and fears of H1N1 influenza, negatively impacted the gaming industry in Macau and our business performance. Since the second half of 2009, the economic environment has improved and visa restrictions imposed by China have eased, with gaming win, visitation, revenue growth and other key performance measures gaining strength. Our own results have improved along with the economic recovery although there can be no assurance that this will continue to remain the case. See the section headed “Risk Factors — Risks Relating to Our Business and Operations in Macau — Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.”

FINANCIAL INFORMATION

The Development and Opening of Our Properties

Our results of operations are significantly affected by the development and opening of our properties. The commencement of operations of a property can be, and historically has been, the primary driver for changes in our results of operations. When a property commences operations, we begin recording the related revenues and expenses as well as depreciation and interest expenses. For example, the opening of City of Dreams in June 2009 had a significant impact on our results of operations as a whole in 2009 and 2010. We expect that the planned construction, development and opening of Studio City Project will also have a significant impact on our business operations, prospects and results of operations.

Relationships with Gaming Promoters

A significant number of our rolling chip customers are brought to us by gaming promoters, also known as junket operators. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, approximately 85.2%, 71.8%, 62.3%, 61.0% and 61.6% of our casino revenues from the rolling chip market segment were derived from customers sourced through our gaming promoters, respectively. Gaming promoters have historically played a critical role in the Macau gaming market and are important to the revenues of our casino business. Gaming promoters introduce high-spending rolling chip players to us and often assist those clients with their travel and entertainment arrangements. In addition, gaming promoters often extend credit to their players.

In exchange for their services, we pay the gaming promoters a commission based on either a percentage of the win/loss, the amount of turnover that we win or lose, or a percentage of the monthly rolling chip volume, the amount of rolling chips played at the tables. Under the revenue share-based arrangements, the gaming promoter participates in our gaming win/loss from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap on gaming promoter commissions. In addition, to encourage gaming promoters to use our resort facilities for their rolling chip patrons in order to induce their rolling chip patrons to play at our casinos, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Macau laws require that gaming promoter commissions, including the allowances offered to them, must be capped at 1.25% of rolling chip volume, regardless of the commission structure.

We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history.

Competition

The Macau gaming market is rapidly evolving and increasingly competitive. At present, there are a total of six licensed gaming operators, including our subsidiary Melco Crown Gaming, under Concessions and Subconcessions in Macau. The existing Concessions and Subconcessions do not place any limit on the number of gaming facilities that may be operated under each Concession or Subconcession. Each of the current six operators has commenced casino operating activities and several have expansion plans announced or underway. Currently, there are 34 casinos in Macau, including 20 operated by SJM. Most of the gaming facilities scheduled to open in the next several years, including the Studio City Project, will be concentrated in Cotai, which is expected to feature a cluster of new casino resorts that are being designed on a larger scale and in the style of casino resorts located on the Las Vegas Strip. In addition, regionally, new gaming jurisdictions such as Singapore have opened in Asia, which has added to the overall competitive landscape. We compete to some extent with these new destinations. For more information, see “Risk Factors — Risks Relating the Gaming Industry in Macau — We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share.”

FINANCIAL INFORMATION

Casino Mix

Our results of operations are also affected by changes in our casino mix, in particular, the relative numbers of (i) our rolling chip gaming tables and non-rolling chip gaming tables, (ii) patrons sourced through our self-operated marketing networks and collaboration with gaming promoters and (iii) different table and machine games. As different market segments and operating formats have different revenue generation and cost structures, changes in our casino mix will have a significant impact on our operating results. For example, we provide extensive complementary services and incur certain expenses with respect to our rolling chip patrons, as a result, margins derived from our rolling chip market segment are generally lower than those from our mass market segment. In addition, margins derived from self-sourced gaming patrons are generally higher than those sourced from gaming promoters, primarily due to the higher commissions paid to the gaming promoters that we cooperate with. Furthermore, the respective rolling chip and non-rolling chip hold percentages for each of our gaming properties are different due to the differences in the mix of table and machine games, each of which has its own theoretical hold percentage, which, in turn, affect our results of operations.

Financing

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, the Studio City Project and potentially the next phase of City of Dreams. We have relied and intend in the future to rely on our operating cash flow and debt and equity funding to meet our financing needs and repay our indebtedness, as the case may be. See the section headed “— Description of Material Indebtedness.”

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Key Performance Indicators, or KPIs

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

Table Games:

•	Table games win: the amount of wagers won net of wagers lost that is retained and recorded as casino revenue.

•	Drop: the amount of cash and net markers issued that are deposited in a gaming table’s drop box to purchase gaming chips, plus gaming chips purchased at the casino cage.

FINANCIAL INFORMATION

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. We also use additional indicators to monitor table games performance for rolling chip and mass market segments;

•	Rolling chip volume: the amount of non-negotiable gaming chips wagered and lost by the rolling chip market segment.

•	Rolling chip hold percentage: rolling chip table games win as a percentage of rolling chip volume.

•	Non-rolling chip volume: the amount of table games drop in the mass market segment.

•	Non-rolling chip hold percentage: mass market table games win as a percentage of non-rolling chip volume.

Rolling chip volume and non-rolling chip volume are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Non-rolling chip volume measures buy in. Rolling chip volume is generally substantially higher than non-rolling chip volume. As these volumes are the denominator used in calculating hold percentage, with the same use of gaming win as the numerator, the hold percentage is generally lower in the rolling chip market segment than in the mass market segment.

Gaming Machines:

•	Gaming machine handle (volume): the total amount wagered in gaming machines in aggregate for the period cited.

•	Gaming machine hold percentage: actual win expressed as a percentage of gaming machine handle.

FINANCIAL INFORMATION

The table below sets forth our rolling chip volume, non-rolling chip volume, gaming machine handle and hold percentages for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in millions of US$, except percentages)
Altira Macau
Non-rolling chip volume	353.2	273.0	377.1	147.6	287.3
Non-rolling chip hold percentage	14.6%	16.0%	16.2%	16.6%	16.7%
Rolling chip volume	62,331.9	37,510.3	40,266.4	19,372.0	25,913.5
Rolling chip hold percentage	2.85%	2.55%	2.91%	3.01%	2.96%
Gaming machine handle	166.9	—	—	—	—
Gaming machine hold percentage	8.0%	—	—	—	—

City of Dreams
Non-rolling chip volume	—	912.6	2,059.4	963.1	1,397.5
Non-rolling chip hold percentage	—	16.3%	21.5%	21.2%	23.1%
Rolling chip volume	—	20,273.1	51,723.4	21,971.3	38,134.8
Rolling chip hold percentage	—	2.65%	2.92%	2.60%	2.69%
Gaming machine handle	—	738.1	1,849.9	899.1	1,080.2
Gaming machine hold percentage	—	5.1%	5.6%	5.4%	6.2%

Mocha Clubs
Gaming machine handle	2,064.5	2,179.1	2,625.8	1,253.4	1,458.8
Gaming machine hold percentage	4.4%	4.4%	4.2%	4.2%	4.5%

Our combined expected rolling chip hold percentage (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected non-rolling chip hold percentage is in the range from 18% to 22%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine hold percentage is in the range from 5% to 6%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenue (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenue (less service charges, if any) by total rooms available, thereby representing a summary of hotel average daily room rates and occupancy.

Complimentary rooms, which are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

FINANCIAL INFORMATION

The table below sets forth our average daily rate, occupancy rate and revenue per available room for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in US$, except percentages)
Altira Macau
Average daily rate	236	219	166	166	198
Occupancy rate	94%	92%	94%	92%	97%
Revenue per available room	222	201	156	153	192

City of Dreams
Average daily rate	—	159	157	152	170
Occupancy rate	—	84%	80%	78%	89%
Revenue per available room	—	133	126	118	151

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, asset impairment, fair value of restricted shares and shares options granted, allowances for doubtful accounts, accruals for customer loyalty rewards, revenue recognition, income tax and fair value of derivative instruments and hedging activities. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the construction and development stage of our casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations and resort facilities are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

FINANCIAL INFORMATION

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of assets are periodically reviewed, including when changes in our business and the operating environment could result in a change in our use of those assets.

Estimated useful lives are as follows:

Classification	Estimated useful life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Plant and gaming machinery	3 to 5 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively. The maximum useful life of assets at Altira Macau and City of Dreams is therefore deemed to be the remaining life of the land concession contract. The amortization of land use rights is recognized from the date construction commences.

We will evaluate whether the term of the land concession contract is to be extended when it is probable that definitive registration will be obtained prior to the end of the land grant term.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 were US$1,191.2 million, US$828.7 million, US$119.7 million, US$64.4 million and US$15.8 million, respectively, of which 96.4%, 97.5%, 78.8%, 95.5% and 77.7%, were attributable to City of Dreams, respectively. The decreases in our capital expenditures for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 were in line with the decreased level of construction and development activities of City of Dreams. In July 2011, we acquired a 60% interest in the developer of Studio City Project, for which we expect to incur significant capital expenditures. See “— Capital Expenditures” for more information.

We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

FINANCIAL INFORMATION

During the years ended December 31, 2008 and 2009, impairment losses of US$17,000 and US$282,000, respectively, were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2009, an impairment loss of US$2.9 million was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement in December 2009. In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau Peninsula. The targeted purchase completion date for the acquisition passed and certain condition precedent to completion was not satisfied. The acquisition agreement was terminated by the relevant parties on December 17, 2009. Our decision to terminate the agreement to acquire the Macau Peninsula site was based on our view that Cotai has established itself as the primary location for future development projects. No impairment loss was recognized during the year ended December 31, 2010 and the six months ended June 30, 2010 and 2011.

Gaming Subconcession

The Macau Government granted Melco Crown Gaming the right to operate its gaming business in Macau, for a period of 16 years, until the expiration of the Subconcession on June 26, 2022. Melco Crown Gaming paid consideration of US$900 million to Wynn Macau for the Subconcession. See the section headed “The Subconcession” in this document. Our Subconcession is amortized using the straight-line method over the term of Subconcession Contract which is due to expire on June 26, 2022. As of June 30, 2011, the carrying amount of our Subconcession was US$628.1 million.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.

FINANCIAL INFORMATION

A detailed evaluation was performed as of December 31, 2008, 2009 and 2010 and each computed fair value of our reporting unit was significantly in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2008, 2009 and 2010.

Trademarks of Mocha Clubs are tested for impairment at least annually or when significant adverse events occur that would impact the recoverability of the carrying value, using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2008, 2009 and 2010. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, appropriate discount rate and long-term growth rates.

Share-based Compensation

We issued restricted shares and share options under our 2006 Share Incentive Plan during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011. After Listing, all awards will be granted under our 2011 Share Incentive Plan. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the service period in accordance with applicable accounting standards. We use the Black-Scholes valuation model to value the equity instruments issued. The Black-Scholes valuation model requires the use of highly subjective assumptions of expected volatility of the underlying stock, risk-free interest rates and the expected term of options granted. Management determines these assumptions through internal analysis and external valuations utilizing current market rates, making industry comparisons and reviewing conditions relevant to our Company.

The expected volatility and expected term assumptions can impact the fair value of restricted shares and share options. Because of our limited trading history in the United States as a public company, we estimate the expected volatility based on the historical volatility of a peer group of publicly traded companies, and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the restricted shares and share options we granted. For 2011 awards, a 10% change in the volatility assumption would have resulted in a US$0.6 million change in fair value and a 10% change in the expected term assumption would have resulted in a US$0.3 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

FINANCIAL INFORMATION

We follow the accounting standards on reporting revenue gross as a principal versus net as an agent, when accounting for the operations of the Taipa Square Casino and the Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming Subconcession, we are the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, we are the owner of the hotel property and Hyatt operates the hotel under a management agreement as hotel manager, providing management services to us, and we receive all rewards and take substantial risks associated with the hotel business. As such, we are the principal and the transactions of the hotel are therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, and entertainment, retail and other services costs and is primarily included in casino expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers, including our gaming promoters, following investigations of creditworthiness. Such accounts receivable can be offset against commissions payable and any other valued items held by us for the respective customer. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, approximately 85.2%, 71.8%, 62.3%, 61.0% and 61.6% of our casino revenues were derived from customers sourced through our gaming promoters, respectively. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in foreign countries. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts, either on an individual account basis or for groups of similar types of gaming credit accounts, as well as management’s experience with collection trends in the casino industry, including our own collection efforts to date and current economic and business conditions. Such factors are used by us to determine and apply our standard reserve percentages for each group of similar type aged account balance. For those balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At June 30, 2011, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$3.0 million. As of October 31, 2011, the settlement amount for the accounts receivable as of June 30, 2011 was US$199.9 million, representing 65.5% of the accounts receivable before doubtful debts provision.

FINANCIAL INFORMATION

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2008, 2009 and 2010 and June 30, 2011, we recorded valuation allowances of US$16.1 million, US$33.1 million, US$47.2 million and US$50.6 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

Derivative Instruments and Hedging Activities

We seek to manage market risk, including interest rate risk associated with variable rate borrowings and exchange rate risk associated with interest payment of the borrowings denominated in foreign currencies, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts. We account for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

Differences Between U.S. GAAP and IFRS

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain significant respects from IFRS. The significant differences which have a material impact on shareholders’ equity and net income (loss), relate principally to the capitalization of amortization of land use rights as property and equipment during construction, the recognition of deferred taxes related to assets acquired outside of a business combination, the capitalization methods for borrowing costs, the basis of amortization of share-based compensation awards and the recognition of deferred financing costs related to debt refinancing. Other differences related to the accounting policies of the Group that do not have a material impact on shareholders’ equity and net income (loss) principally relate to the procedure to evaluate and calculate impairment loss of assets. For further details and a summary of the impact of these differences, please refer to Section B of the Accountants’ Report included in Appendix IA to this document.

FINANCIAL INFORMATION

Description of Certain Line Items of Our Consolidated Statement of Operations

Net Revenues

The following table sets out a breakdown of our net revenues by type for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands of US$)
Casino	1,405,932	1,304,634	2,550,542	1,104,839	1,692,361
Rooms	17,084	41,215	83,718	39,335	49,323
Food and beverage, entertainment,retail and others	21,503	40,057	89,358	38,167	70,508
Less: Promotional allowances	(28,385)	(53,033)	(81,642)	(41,096)	(45,650)

Net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542

We generate revenues from our casino, rooms, food and beverage, entertainment, retail and other operations. Our casino revenues from the rolling chip table game segment is generated from premium direct players who independently visit us or customers that are referred to us by our associated gaming promoters. Our casino revenues from mass market table games segment is generated by table games customers who visit the property independent of a gaming promoter. Our casino revenues from gaming machine operations is based on the amount of handle that is retained by us. Both City of Dreams and Altira Macau also operate hotel rooms and suites.

The following table sets out a breakdown of our net revenues by segment for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands of US$)
City of Dreams	—	552,141	1,638,401	645,644	1,108,276
Altira Macau	1,313,047	658,043	859,755	427,846	576,952
Mocha Clubs	91,967	97,984	111,984	53,638	66,142
Corporate and Others(1)	11,120	24,705	31,836	14,117	15,172

Total net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542

Note:

(1)	Includes Taipa Square Casino.

City of Dreams. Net revenues generated from City of Dreams business amounted to US$552.1 million and US$1,638.4 million for the years ended December 31, 2009 and 2010, respectively, and US$645.6 million and US$1,108.3 million for the six months ended June 30, 2010 and 2011, respectively. Our City of Dreams’ net revenues mainly consist of casino revenues from rolling chip table games segment, mass market table games segment and gaming machines operations. The remaining revenues are rooms and other non-casino revenues, including revenues generated from The House of Dancing Water, which opened in September 2010.

FINANCIAL INFORMATION

Altira Macau. Net revenues generated from Altira Macau amounted to US$1,313.0 million, US$658.0 million and US$859.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and US$427.8 million and US$577.0 million for the six months ended June 30, 2010 and 2011, respectively. Our Altira Macau’s net revenues mainly consist of casino revenues from rolling chip table games segment and mass market table games segment. The remaining revenues are rooms and other non-casino revenues.

Mocha Clubs. Net revenues generated from Mocha Clubs amounted to US$92.0 million, US$98.0 million and US$112.0 million for the years ended December 31, 2008, 2009 and 2010, respectively, and US$53.6 million and US$66.1 million for the six months ended June 30, 2010 and 2011, respectively. Our Mocha Clubs’ net revenues are mainly generated from gaming machine operations.

Operating Costs and Expenses

Operating costs and expenses consist of casino, rooms, food and beverage, entertainment, retail and other costs and expenses, general and administrative expenses, depreciation and amortization, amortization of gaming Subconcession, amortization of land use rights, pre-opening costs and property charges and others.

Casino expenses. Casino expenses consist primarily of gaming taxes, a gaming premium, commissions paid to our associated gaming promoters (net of amounts indirectly rebated to customers), payroll expenses and gaming supplies. Gaming taxes include a 35% special gaming tax and a 4.0% special levy on gaming revenues payable to the Macau Government. The annual premium consists of a fixed premium and a variable premium based on the number of VIP gaming tables, mass market gaming tables and gaming machines. Commissions paid to our associated gaming promoters (net of amounts indirectly rebated to customers) amounted to US$253.9 million, US$180.9 million and US$238.7 million for the years ended December 31, 2008, 2009 and 2010 respectively, and US$104.1 million and US$161.9 million for the six months ended June 30, 2010 and 2011, respectively. Estimated costs of providing promotional allowances, which include rooms, food and beverage, entertainment, retail and other services furnished to guests without charge, are also primarily included in casino expenses.

Room expenses. Room expenses consist primarily of payroll expenses, supplies and laundry expenses.

General administrative expenses. General and administrative expenses include payroll, marketing and advertising and other property operating expenses.

Pre-opening costs. Pre-opening costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations, which are expensed as incurred.

FINANCIAL INFORMATION

Adjusted Property EBITDA and Adjusted EBITDA

Our adjusted property EBITDA were US$188.3 million, US$95.8 million and US$489.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and US$185.9 million and US$372.9 million for the six months ended June 30, 2010 and 2011, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$133.7 million, US$326.3 million and US$29.8 million, respectively, for the year ended December 31, 2010 and US$114.1 million, US$237.4 million and US$21.4 million, respectively, for the six months ended June 30, 2011. Our adjusted EBITDA were US$157.0 million, US$55.8 million and US$430.4 million for the years ended December 31, 2008, 2009 and 2010, respectively, and US$160.3 million and US$337.6 million for the six months ended June 30, 2010 and 2011, respectively. Our management uses adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses adjusted property EBITDA and adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, adjusted property EBITDA or adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and adjusted EBITDA presented in this document may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this document, less reliance should be placed on adjusted property EBITDA or adjusted EBITDA as a measure in assessing our overall financial performance.

Results of Operations

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties. In addition to our debt facility, we currently rely on operating cash flows from three businesses, City of Dreams, Altira Macau and Mocha Clubs, all of which are in Macau, which expose us to certain risks that competitors, whose operations are more diversified, may be better able to control. The following summarizes the results of our operations for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
	(in thousands of US$)
Net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542
Total operating costs and expenses	(1,414,960)	(1,604,920)	(2,549,464)	(1,142,479)	(1,602,740)
Operating income (loss)	1,174	(272,047)	92,512	(1,234)	163,802
Net (loss) income	(2,463)	(308,461)	(10,525)	(42,575)	73,808

The opening of City of Dreams in June 2009 and the progressive addition to its operations, including the opening of Grand Hyatt Macau in the fourth quarter of 2009 and the opening of The House of Dancing Water in September 2010, have significant impact on our results of operations for the periods presented.

FINANCIAL INFORMATION

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Revenues

Our total net revenues for the six months ended June 30, 2011 were US$1.77 billion, an increase of US$625.3 million, or 54.8%, from US$1.14 billion for the six months ended June 30, 2010. The increase in total net revenues was primarily driven by the significant improvements in operating performance at City of Dreams and Altira Macau, as well as contributions from The House of Dancing Water.

Our total net revenues for the six months ended June 30, 2011 comprised of US$1.69 billion of casino revenues, representing 95.8% of our total net revenues, and US$74.2 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the six months ended June 30, 2010 comprised of US$1.10 billion of casino revenues, representing 96.8% of our total net revenues, and US$36.4 million of net non-casino revenues.

Casino. Casino revenues for the six months ended June 30, 2011 were US$1.69 billion, representing a US$587.5 million, or 53.2%, increase from casino revenues of US$1.10 billion for the six months ended June 30, 2010, primarily due to an increase in casino revenues at City of Dreams of US$424.6 million, or 68.8%, and at Altira Macau of US$149.4 million, or 35.5%. This increase was primarily driven by increased rolling chip and non-rolling chip volume at both City of Dreams and Altira Macau.

Altira Macau. Altira Macau’s rolling chip volume for the six months ended June 30, 2011 was US$25.9 billion, representing an increase of US$6.5 billion, or 33.8%, from US$19.4 billion for the six months ended June 30, 2010. Rolling chip hold percentage (calculated before discounts and commissions) was 2.96% for the six months ended June 30, 2011, within our expected level of 2.7% to 3.0%, and a slight decrease from 3.01% for the six months ended June 30, 2010. In the mass market table games segment, non-rolling chip volume was US$287.3 million for the six months ended June 30, 2011, representing an increase of 94.6% from US$147.6 million for the six months ended June 30, 2010. The non-rolling chip hold percentage was 16.7% for the six months ended June 30, 2011, within our expected range for that period of 16.0% to 20.0% and a slight increase from 16.6% for the six months ended June 30, 2010.

City of Dreams. City of Dreams’ rolling chip volume for the six months ended June 30, 2011 of US$38.1 billion represented an increase of US$16.2 billion, or 73.6%, from US$22.0 billion for the six months ended June 30, 2010. Rolling chip hold percentage (calculated before discounts and commissions) was 2.69% for the six months ended June 30, 2011, slightly below our expected range of 2.7% to 3.0%, and an improvement from 2.60% for the six months ended June 30, 2010. In the mass market table games segment, non-rolling chip volume was US$1,397.5 million for the six months ended June 30, 2011 which represented an increase of US$434.4 million, or 45.1%, from US$963.1 million for the six months ended June 30, 2010. The non-rolling chip hold percentage was 23.1% in the six months ended June 30, 2011, which is within our expected range for that period of 21.0% to 25.0% and increased from 21.2% for the six months ended June 30, 2010. Average net win per gaming machine per day was US$286 for the six months ended June 30, 2011, an increase of US$80, or 38.8%, from US$206 for the six months ended June 30, 2010.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the six months ended June 30, 2011 was US$229, an increase of approximately US$43, or 23.1%, from US$186 for the six months ended June 30, 2010.

FINANCIAL INFORMATION

Rooms. Room revenues for the six months ended June 30, 2011 were US$49.3 million, representing a US$10.0 million, or 25.4%, increase from room revenues of US$39.3 million for the six months ended June 30, 2010 primarily due to increase in visitation and positive impact from the opening of The House of Dancing Water in September 2010. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$198, 97% and US$192, respectively, for the six months ended June 30, 2011, as compared to US$166, 92% and US$153, respectively, for the six months ended June 30, 2010. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$170, 89% and US$151, respectively for the six months ended June 30, 2011, as compared to US$152, 78% and US$118, respectively, for the six months ended June 30, 2010.

Food, beverage and others. Other non-casino revenues for the six months ended June 30, 2011 included food and beverage revenues of US$29.3 million, and entertainment, retail and other revenues of approximately US$41.2 million. Other non-casino revenues for the six months ended June 30, 2010 included food and beverage revenues of US$27.4 million, and entertainment, retail and other revenues of approximately US$10.8 million. The increase of US$32.3 million in food, beverage and other revenues from the six months ended June 30, 2010 to the six months ended June 30, 2011 was primarily due to an increase in visitation and positive impact from the opening of The House of Dancing Water, in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$1.60 billion for the six months ended June 30, 2011, representing an increase of US$460.3 million, or 40.3%, from US$1.14 billion for the six months ended June 30, 2010. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau in line with the increased gaming volume and associated increase in revenues, as well as the increase in operating costs associated with the opening of The House of Dancing Water in September 2010.

Casino. Casino expenses increased by US$407.9 million, or 47.1%, to US$1.27 billion for the six months ended June 30, 2011 from US$865.8 million for the six months ended June 30, 2010 primarily due to additional gaming tax and other levies and commission expenses of US$317.1 million and US$57.8 million, respectively, as a result of the increased casino revenues as well as other operating costs, such as payroll and utility expenses of US$33.0 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 33.4% to US$9.0 million for the six months ended June 30, 2011 from US$6.8 million for the six months ended June 30, 2010, primarily due to increased occupancy as a result of increased visitation.

Food, beverage and others. Food, beverage and others expenses increased by US$26.2 million, or 134.7%, to US$45.7 million for the six months ended June 30, 2011 from US$19.5 million for the six months ended June 30, 2010, primarily driven by the increased visitation of The House of Dancing Water, which opened in September 2010.

General and administrative. General and administrative expenses increased by US$13.0 million, or 14.2%, to US$104.3 million for the six months ended June 30, 2011 from US$91.3 million for the six months ended June 30, 2010, primarily due to an increase in payroll expenses, utilities and transportation costs to support the substantially improved performance at City of Dreams and Altira Macau.

FINANCIAL INFORMATION

Pre-opening costs. Pre-opening costs were US$1.3 million for the six months ended June 30, 2011 as compared to US$7.0 million for the six months ended June 30, 2010. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the six months ended June 30, 2011 related to the opening of Club Cubic at City of Dreams in April 2011 and the pre-opening costs for six months ended June 30, 2010 related to the opening of The House of Dancing Water.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at US$28.6 million for each of the six months ended June 30, 2010 and 2011.

Amortization of land use rights. Amortization of land use rights expenses was US$9.8 million for each of the six months ended June 30, 2011 and 2010, respectively.

Depreciation and amortization. Depreciation and amortization expense increased by US$14.4 million, or 12.7%, to US$128.1 million for the six months ended June 30, 2011 from US$113.7 million for the six months ended June 30, 2010 primarily due to depreciation of assets placed into service associated with the opening of The House of Dancing Water in September 2010.

Property charges and others. Property charges and others for the six months ended June 30, 2011 were US$1.0 million, which related to a donation made to support relief efforts for the Japan earthquake. Property charges and others for the six months ended June 30, 2010 were a gain of US$34,000 attributable to the reversal of provision made in 2009 for re-branding of Altira Macau.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net, costs associated with debt modification, loss on extinguishment of debt and reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses.

Interest income was US$0.9 million for the six months ended June 30, 2011, as compared to US$0.2 million for the six months ended June 30, 2010. The increase is primarily driven by improvements in our operating cash flows as a result of the significant improvements in operating performance during the six months ended June 30, 2011.

Interest expenses were US$54.9 million with no interest capitalized for the six months ended June 30, 2011, compared to US$36.9 million, net of capitalized interest of US$8.2 million for the six months ended June 30, 2010. The increase in net interest expenses of US$17.9 million was primarily due to US$23.3 million of higher interest expenses associated with the issuance of the Senior Notes in May 2010 as a full half-year of fixed interest was recognized for the six months ended June 30, 2011, an increase of US$3.0 million for interest charges on the RMB Bonds and the Deposit-Linked Loan issued in May 2011, together with a decrease in capitalized interest of US$8.2 million as such charges were not eligible for capitalization following the opening of The House of Dancing Water in September 2010, offset in part by a decrease of US$16.3 million of interest charges on our City of Dreams Project Facility, net of interest on interest rate swap agreements, primarily due to a lower outstanding balance as a result of repayments made in accordance to the amortization schedule.

FINANCIAL INFORMATION

Other finance costs for the six months ended June 30, 2011 of US$8.7 million, included US$8.2 million of amortization of deferred financing costs and loan commitment fees of US$0.5 million. Other finance costs for the six months ended June 30, 2010 of US$2.6 million, included US$6.9 million of amortization of deferred financing costs and a credit amount of US$4.3 million of loan commitment fees. The increase in amortization of deferred financing costs compared to the six months ended June 30, 2010 was primarily due to the amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011 and recognition of a full half year of amortization of such costs related to the issuance of the Senior Notes in May 2010. The credit amount of loan commitment fees during the six months ended June 30, 2010 included a reversal of commitment fee not required of US$4.6 million.

Costs associated with debt modification of US$3.2 million for the six months ended June 30, 2010 related to the amendment of the City of Dreams Project Facility in May 2010 which included a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility. There were no costs associated with debt modification for the six months ended June 30, 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011, as described in “— Description of Material Indebtedness,” was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the six months ended June 30, 2011. There were no loss on extinguishment of debt for the six months ended June 30, 2010.

The reclassification of US$4.3 million relating to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statements of operations for the six months ended June 30, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Income tax credit (expenses)

The effective tax rate for the six months ended June 30, 2011 was a positive rate of 0.1%, as compared to a positive rate of 0.3% for the six months ended June 30, 2010. Such rates for the six months ended June 30, 2011 and 2010 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the six months ended June 30, 2011 and 2010 and the effect of a tax holiday of US$25.3 million and US$5.0 million on the net income of our Macau gaming operations during the six months ended June 30, 2011 and 2010, respectively due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net income (loss)

As a result of the foregoing, we had a net income of US$73.8 million for the six months ended June 30, 2011, compared to a net loss of US$42.6 million for the six months ended June 30, 2010.

FINANCIAL INFORMATION

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our total net revenues for the year ended December 31, 2010 were US$2.64 billion, an increase of US$1.31 billion, or 98.2%, from US$1.33 billion for the year ended December 31, 2009. The increase in total net revenues was primarily driven by the improvement in results, and a full-year operation in 2010, of City of Dreams which opened in June 2009 and generated US$1.09 billion more in net revenues as compared to the year ended December 31, 2009, as well as an increase in rolling chip volume and hold percentage at Altira Macau.

Our total net revenues for the year ended December 31, 2010 comprised of US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2009 comprised of US$1.30 billion of casino revenues, representing 97.9% of our total net revenues, and US$28.2 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2010 were US$2.55 billion, representing a US$1.25 billion, or 95.5%, increase from casino revenues of US$1.30 billion for the year ended December 31, 2009, primarily due to the casino revenues of US$1.03 billion attributable to a full-year operation and improvement in results of City of Dreams which opened in June 2009, and an increase in casino revenues generated by Altira Macau from US$653.0 million to US$846.9 million which was primarily driven by an increase in rolling chip volume and higher rolling chip hold percentage.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2010 was US$40.3 billion, representing an increase of US$2.8 billion from US$37.5 billion for the year ended December 31, 2009. Rolling chip hold percentage (calculated before discounts and commissions) was 2.91% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0%, and an increase from 2.55% for the year ended December 31, 2009. In the mass market table games segment, non-rolling chip volume was US$377.1 million for the year ended December 31, 2010, representing an increase of 38.2% from US$273.0 million for the year ended December 31, 2009. The non-rolling chip hold percentage was 16.2% for the year ended December 31, 2010, within our expected range of 16.0% to 20.0% and an increase from 16.0% for the year ended December 31, 2009.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2010 of US$51.7 billion represented an increase of US$31.5 billion from US$20.3 billion for the year ended December 31, 2009. Rolling chip hold percentage (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0% and an increase from 2.65% for the year ended December 31, 2009. In the mass market table games segment, non-rolling chip volume was US$2.06 billion for the year ended December 31, 2010 which increased by 126% from US$912.6 million for the year ended December 31, 2009. The non-rolling chip hold percentage was 21.5% for the year ended December 31, 2010, which was within our expected range of 18.0% to 22.0% and significantly increased from 16.3% for the year ended December 31, 2009. The non-rolling chip hold percentage of 16.3% for the year ended December 31, 2009 at City of Dreams was within the range expected for the first six months of a new property. The expected range of non-rolling chip hold percentage is different for Altira Macau and City of Dreams due to a difference in the mix of table games, each of which has its own theoretical hold percentage. Average net win per gaming machine per day at City of Dreams was US$219 for the year ended December 31, 2010, an increase of US$82 from the year ended December 31, 2009.

FINANCIAL INFORMATION

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2010 was US$192, an increase of approximately US$11 over the year ended December 31, 2009.

Rooms. Room revenues for the year ended December 31, 2010 were US$83.7 million, representing a US$42.5 million, or 103.1%, increase from room revenues of US$41.2 million for the year ended December 31, 2009, primarily due to the opening of City of Dreams in June 2009, resulting in approximately 1,650 hotel rooms available for a full-year across both properties. Altira Macau’s average daily rate, occupancy and REVPAR were US$166, 94% and US$156, respectively, for 2010, as compared to US$219, 92% and US$201, respectively, for the year ended December 31, 2009. The decrease in Altira Macau’s average daily rate for the year ended December 31, 2010 was attributable to a greater proportion of rooms being allocated to gaming customers, to whom we typically provide additional discounts and promotional services, in line with our casino revenue growth. City of Dreams’ average daily rate, occupancy and REVPAR were US$157, 80% and US$126, respectively, for the year ended December 31, 2010 as compared to US$159, 84% and US$133, respectively, for the year ended December 31, 2009.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenue of US$28.2 million, and entertainment, retail and other revenues of approximately US$11.9 million. The increase of US$49.3 million in non-casino revenues was primarily due to a full-year of operation of City of Dreams in 2010, increased retail leased space at City of Dreams and the opening of The House of Dancing Water in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$2.55 billion for the year ended December 31, 2010, representing an increase of US$944.5 million, or 58.9%, from US$1.60 billion for the year ended December 31, 2009. The increase in operating costs of US$944.5 million was primarily due to the commencement of operations at City of Dreams in June 2009, followed by the opening of Grand Hyatt in the fourth quarter of 2009 and The House of Dancing Water in September 2010, and an increase in operating costs at Altira Macau associated with the increase in revenues as described above.

Casino. Casino expenses increased by US$818.7 million, or 72.4%, to US$1.95 billion for the year ended December 31, 2010 from US$1.13 billion for the year ended December 31, 2009, primarily due to an increase in casino revenues as a result of the full-year operation of City of Dreams in 2010, as well as additional gaming tax and other levies of US$624.5 million, charged at a rate of 39%.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 153.8% to US$16.1 million for the year ended December 31, 2010 from US$6.4 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010.

Food, beverage and others. Food, beverage and other expenses increased by US$31.8 million, or 152.5%, to US$52.7 million for the year ended December 31, 2010 from US$20.9 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010 and the opening of The House of Dancing Water in September 2010.

FINANCIAL INFORMATION

General and administrative. General and administrative expenses increased by US$68.8 million, or 52.6%, to US$199.8 million for the year ended December 31, 2010 from US$131.0 million for the year ended December 31, 2009, primarily due to an increase of US$56.9 million for the full-year operation of City of Dreams in 2010 and US$14.1 million of increased corporate payroll and other costs. The increase primarily related to payroll expenses, utilities, transportation costs and bank charges. Corporate payroll and other costs increased in line with our planned growth.

Pre-opening costs. Pre-opening costs were US$18.6 million for the year ended December 31, 2010 as compared to US$91.9 million for the year ended December 31, 2009. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2010 related to the opening of The House of Dancing Water in September 2010 and the pre-opening costs for the year ended December 31, 2009 related to the opening of City of Dreams in June 2009.

Amortization of gaming Subconcession. Amortization of our gaming Subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for both the year ended December 31, 2009 and the year ended December 31, 2010.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$19.5 million for the year ended December 31, 2010 from US$18.4 million for the year ended December 31, 2009 was due to the increase in land premium associated with the increase of the developed gross floor area by approximately 1.6 million square feet of Cotai Land in Macau where the City of Dreams site is located, commencing in November 2009, when we accepted in principle the initial terms for such revision of the land lease agreement.

Depreciation and amortization. Depreciation and amortization expense increased by US$94.4 million, or 66.6%, to US$236.3 million for the year ended December 31, 2010 from US$141.9 million for the year ended December 31, 2009, primarily due to depreciation of assets placed into service associated with the opening of City of Dreams in June 2009 and Grand Hyatt Macau and The House of Dancing Water which were progressively added to City of Dreams operations in the fourth quarter of 2009 and September 2010, respectively.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and other for the year ended December 31, 2010 were less than US$0.1 million. Property charges and others for the year ended December 31, 2009 were US$7.0 million which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project.

Non-operating expenses

Non-operating expenses consists of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net, costs associated with debt modification as well as other non-operating income, net.

FINANCIAL INFORMATION

Interest income was US$0.4 million for the year ended December 31, 2010, as compared to US$0.5 million for the year ended December 31, 2009.

Interest expenses were US$93.4 million, net of capitalized interest of US$11.8 million, for the year ended December 31, 2010, compared to US$31.8 million, net of capitalized interest of US$50.5 million for the year ended December 31, 2009. The increase in interest expenses of US$61.5 million was primarily due to a US$38.9 million interest related to the Senior Notes issued in May 2010 together with a decrease in capitalized interest of US$38.7 million due to the decrease in interest eligible for capitalization following the opening of City of Dreams, Grand Hyatt and The House of Dancing Water in June 2009, the fourth quarter of 2009 and September 2010, respectively, offset in part by a decrease of US$13.1 million of interest charges on our City of Dreams Project Facility, net of interest rate swap agreements, primarily as a result of reducing the indebtedness by US$444.1 million by applying a portion of the net proceeds from the sale of the Senior Notes.

Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs net of capitalization, which primarily increased from the year ended December 31, 2009 due to the ineligibility for further capitalization following the completion and opening of City of Dreams in June 2009, and a credit of US$3.8 million of loan commitment fees related to our City of Dreams Project Facility. Other finance costs for 2009 included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to our City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of City of Dreams Project Facility which includes a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility. There were no costs associated with debt modification for the year ended December 31, 2009.

Income tax credit (expenses)

The effective tax rate for the year ended December 31, 2010 was a negative rate of 9.6%, as compared to a positive rate of 0.04% for the year ended December 31, 2009. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the year ended December 31, 2009 and the year ended December 31, 2010, the impact of a net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of tax holiday of US$28.1 million for the year ended December 31, 2010 due to our income tax exemption in Macau. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss

As a result of the foregoing, there was a net loss of US$10.5 million for the year ended December 31, 2010, compared to a net loss of US$308.5 million for the year ended December 31, 2009.

FINANCIAL INFORMATION

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Our total net revenues for the year ended December 31, 2009 were US$1.33 billion, a decrease of US$83.3 million, or 5.9%, from US$1.42 billion for the year ended December 31, 2008. The decrease in total net revenues was primarily due to a decline in global economic conditions combined with low rolling chip hold percentage at Altira Macau, partially offset by the opening of City of Dreams in June 2009, which contributed US$552.1 million in net revenues.

Our net revenues for the year ended December 31, 2009 were comprised of US$1.30 billion in casino revenues, representing 97.9% of our total net revenues, and US$28.2 million of net non-casino revenues. Our net revenues for the year ended December 31, 2008 were comprised of US$1.41 billion in casino revenues, representing 99.3% of our total net revenues, and US$10.2 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2009 were US$1.30 billion, representing a US$101.3 million, or 7.2%, decrease from casino revenues of US$1.41 billion for the year ended December 31, 2008, primarily due to a decrease in casino revenues at Altira Macau by US$651.0 million to US$653.0 million, mainly as a result of a decline in rolling chip volume combined with lower rolling chip hold percentage, partially offset by casino revenues of US$532.5 million attributable to the opening of City of Dreams in June 2009.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2009 was US$37.5 billion, representing a decrease of US$24.8 billion from US$62.3 billion for the year ended December 31, 2008, primarily due to the global financial crisis and an increasingly competitive business environment. Altira Macau’s hold percentage for rolling chip table games (calculated before discounts and commissions) was 2.55% for the year ended December 31, 2009, below our expected level of 2.85% and a decrease from 2.85% for the year ended December 31, 2008. In the mass market table games segment, non-rolling chip volume was US$273.0 million for the year ended December 31, 2009, representing a decrease of 22.7% from US$353.2 million for the year ended December 31, 2008. The non-rolling chip hold percentage was 16.0% for the year ended December 31, 2009, which was within our expected range of 16.0% to 20.0% and an increase from 14.6% for the year ended December 31, 2008.

City of Dreams. City of Dreams’ rolling chip volume was US$20.3 billion and hold percentage for rolling chip table games (calculated before discounts and commissions) was 2.65% for the year ended December 31, 2009, below our expected level of 2.85%. In the mass market table games segment, non-rolling chip volume totaled US$912.6 million and the hold percentage was 16.3%, which was within our expected range of 16.0% to 20.0% for the year ended December 31, 2009. Average net win per gaming machine per day was US$137.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2009 was US$182, a decrease of approximately US$54 over the year ended December 31, 2008.

Rooms. Room revenues for the year ended December 31, 2009 were US$41.2 million, representing a US$24.1 million, or 141.2%, increase from room revenue of US$17.1 million for the year ended December 31, 2008, primarily due to the opening of City of Dreams, with approximately 1,650 hotel rooms across both properties. Altira Macau’s average daily rate, occupancy and REVPAR were US$219, 92% and US$201, respectively, for the year ended December 31, 2009, as compared to US$236, 94% and US$222, respectively, for the year ended December 31, 2008. City of Dreams’ average daily rate, occupancy and REVPAR were US$159, 84% and US$133, respectively for the year ended December 31, 2009.

FINANCIAL INFORMATION

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenues of US$28.2 million, and entertainment, retail and other revenue of approximately US$11.9 million. Other non-casino revenue for the year ended December 31, 2008 included food and beverage revenue of US$16.1 million, and entertainment, retail and other revenue of approximately US$5.4 million. The increase of US$18.6 million was primarily due to the opening of City of Dreams in June 2009, offset in part by a decrease in other non-casino revenues at Altira Macau as a result of reduced visitation.

Operating costs and expenses

Our total operating costs and expenses were US$1.60 billion for the year ended December 31, 2009, representing an increase of US$190.0 million, or 13.4%, from US$1.41 billion for the year ended December 31, 2008. The increase was primarily related to the commencement of operations at City of Dreams in June 2009, which was partially offset by a decrease in operating costs at Altira Macau primarily due to cost-savings initiatives.

Casino. Casino expenses decreased by US$29.6 million, or 2.6%, to US$1.13 billion for the year ended December 31, 2009 from US$1.16 billion for the year ended December 31, 2008, primarily due to decreases in the gaming tax of US$328.3 million and in casino-related expenses of US$140.9 million associated with payroll-related expenses and our rolling chip program at Altira Macau. This decrease was offset by an increase of US$440.7 million in casino expenses attributable to the opening of City of Dreams in June 2009.

Rooms. Room expenses, which comprised of the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 373.7% to US$6.4 million for the year ended December 31, 2009 from US$1.3 million for the year ended December 31, 2008, primarily due to the commencement of operations at City of Dreams in June 2009.

Food, beverage and others. Food, beverage and other expenses increased by US$6.9 million, or 49.1%, to US$20.9 million for the year ended December 31, 2009 from US$14.0 million for the year ended December 31, 2008, primarily due to the commencement of operations at City of Dreams in June 2009, offset in part by a decrease in expenses at Altira Macau in line with the decrease in non-casino revenues.

General and administrative. General and administrative expenses increased by US$40.3 million, or 44.4%, to US$131.0 million for the year ended December 31, 2009 from US$90.7 million for the year ended December 31, 2008, primarily due to the commencement of operations at City of Dreams in June 2009. The increase primarily related to payroll expenses, utilities, transportation costs and bank charges. Corporate payroll and other costs increased as we were building our corporate infrastructure to support our planned growth.

Pre-opening costs. Pre-opening costs of US$91.9 million were incurred for the year ended December 31, 2009 relating to the opening of City of Dreams. For the year ended December 31, 2008, we incurred pre-opening costs associated with City of Dreams of US$21.8 million. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with the opening of the property.

Amortization of gaming Subconcession. Amortization of our gaming Subconcession recorded on a straight-line basis remained stable at US$57.2 million for the year ended December 31, 2008 and the year ended December 31, 2009.

FINANCIAL INFORMATION

Amortization of land use rights. Amortization of land use rights expenses for the year ended December 31, 2009 of US$18.4 million remained relatively consistent with those from the year ended December 31, 2008 of US$18.3 million.

Depreciation and amortization. Depreciation and amortization expense increased by US$90.5 million, or 176.1%, to US$141.9 million for the year ended December 31, 2009 from US$51.4 million for the year ended December 31, 2008, primarily due to depreciation of assets of City of Dreams following its opening in June 2009.

Property charges and others. Property charges and others generally includes costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2009 was US$7.0 million, which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project. Property charges and others for the year ended December 31, 2008 was US$0.3 million related to a minor reconfiguration of the casino at Altira Macau.

Non-operating expenses

Non-operating expenses consists of interest income, interest expenses (net of capitalized interest), amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net as well as other non-operating income.

Interest income decreased by US$7.7 million, or 93.9%, to US$0.5 million for the year ended December 31, 2009, mainly due to a decline in interest rates and a decrease in average cash balances as a result of increased investment in completing the construction of City of Dreams.

Total interest expenses, which primarily included interest paid or payable on shareholder loans, the City of Dreams Project Facility and interest rate swap agreements for the year ended December 31, 2008 and the year ended December 31, 2009 totaled US$49.6 million and US$82.3 million respectively, of which US$49.6 million and US$50.5 million was capitalized, respectively. Interest expenses, net of capitalized interest increased by US$31.8 million, primarily due to cessation of capitalizable interest following the opening of City of Dreams in June 2009 together with additional borrowings under the City of Dreams Project Facility.

Other finance costs included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to the City of Dreams Project Facility. The decrease from the year ended December 31, 2008 was attributable to decreases in the undrawn commitments as a result of drawdowns on the City of Dreams Project Facility during the second half of 2008 and the first half of 2009.

Net foreign exchange gains for the year ended December 31, 2009 were US$0.5 million, mainly resulting from foreign exchange transaction gains on Australian dollars, compared to US$1.4 million of net foreign exchange gains for the year ended December 31, 2008. Other non-operating income increased to US$2.5 million for the year ended December 31, 2009 from US$1.0 million for the year ended December 31, 2008.

FINANCIAL INFORMATION

Income tax credit

Our effective income tax rate was a positive rate of 0.04% for the year ended December 31, 2009, as compared to a positive rate of 37.4% for the year ended December 31, 2008. The positive effective income tax rates for the year ended December 31, 2008 and the year ended December 31, 2009 differed from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of a change in valuation allowance on the net deferred tax assets for the year ended December 31, 2008 and the year ended December 31, 2009, the impact of the net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of a tax holiday of US$8.9 million on the net income of Macau gaming operations during the year ended December 31, 2008 due to our income tax exemption in Macau. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss

As result of the foregoing, there was a net loss of US$308.5 million for the year ended December 31, 2009, compared to a net loss of US$2.5 million for the year ended December 31, 2008.

Liquidity and Capital Resources

We generally funded our operations and development projects from cash generated from our operations, our debt and equity financings and shareholder loans.

As of September 30, 2011, we held unrestricted and restricted cash and cash equivalents of approximately US$1,090.4 million and US$360.1 million, respectively. As of September 30, 2011, HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. In June 2011, we completed an amendment to the City of Dreams Project Facility, known as the 2011 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the City of Dreams Project Facility and extended the maturity date, thereby increasing our financial flexibility. The 2011 Credit Facilities include a revolving credit facility that we have presented as a long-term liability as we have both the intent and the ability to refinance these borrowings on a long-term basis.

As of September 30, 2011, the non-current portion of restricted cash of RMB2.3 billion (approximately US$360.1 million) represents the RMB Bonds proceeds deposited into a bank account for securing the Deposit-Linked Loan. See “— Description of Material Indebtedness —The RMB Bonds and the Deposit-Linked Loan” for more information.

We believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Capital Expenditures” and “— Commitments and Contingencies”, and maintain compliance with the financial covenants of our credit facilities, for a period of 12 months following the date of this document. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

FINANCIAL INFORMATION

The following table sets forth a summary of our cash flows for the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011:

				Six Months Ended
	Year Ended December 31,			June 30,

	2008	2009	2010	2010	2011
				(unaudited)
	(In thousands of US$)
Net cash (used in) provided by operating activities	(11,158)	(112,257)	401,955	73,339	320,820
Net cash used in investing activities	(913,602)	(1,143,639)	(190,310)	(117,471)	(295,717)
Net cash provided by financing activities	904,485	653,350	17,680	126,766	559,651
Effect of foreign exchange on cash and cash equivalents	—	—	—	—	174

Net (decrease) increase in cash and cash equivalents	(20,275)	(602,546)	229,325	82,634	584,928
Cash and cash equivalents at beginning of year/period	835,419	815,144	212,598	212,598	441,923

Cash and cash equivalents at end of year/period	815,144	212,598	441,923	295,232	1,026,851

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$320.8 million for the six months ended June 30, 2011, compared to US$73.3 million for the six months ended June 30, 2010. The increase in net cash provided by operating activities was mainly attributable to significant improvement in casino revenues, as well as opening of The House of Dancing Water in September 2010. Net cash provided by operating activities was US$402.0 million for the year ended December 31, 2010, compared to net cash used in operating activities of US$112.3 million for the year ended December 31, 2009. There was an increase in operating cash flow mainly attributable to the improvement in results and a full-year of operation of City of Dreams which opened in June 2009. Net cash used in operating activities was US$112.3 million for the year ended December 31, 2009, compared to US$11.2 million for the year ended December 31, 2008. The increase in net cash used in operating activities was mainly attributable to a decline in gaming revenues primarily as a result of the global economic downturn, increased working capital for City of Dreams and Altira Macau and increased pre-opening activities for City of Dreams.

Investing Activities

Net cash used in investing activities was US$295.7 million for the six months ended June 30, 2011, compared to US$117.5 million for the six months ended June 30, 2010, primarily due to an increase in the restricted cash and a deposit payment of US$65.0 million for the acquisition of a 60% equity interest in the Cyber One Group, offset in part by a reduction in construction and development activities relating to The House of Dancing Water.

FINANCIAL INFORMATION

There was a net increase of US$198.5 million in the amount of restricted cash primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the Deposit-Linked Loan, offset in part by settlement of US$10.3 million of City of Dreams project costs, settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$10.8 million to unrestricted cash upon the completion of amendment of the City of Dreams Project Facility on June 30, 2011.

Our total capital expenditures payments for the six months ended June 30, 2011 were US$22.9 million. We also paid US$7.6 million for the scheduled installment of City of Dreams’ land premium payment during the six months ended June 30, 2011.

Net cash used in investing activities was US$190.3 million for the year ended December 31, 2010, compared to US$1,143.6 million for the year ended December 31, 2009, primarily due to a reduction in construction and development activities relating to City of Dreams.

Our total capital expenditures payments for the year ended December 31, 2010 were US$197.4 million. We also paid US$29.8 million for City of Dreams’ land use rights and US$27.1 million for entertainment production costs for The House of Dancing Water for the year ended December 31, 2010.

There was a net decrease of US$69.1 million in the amount of restricted cash primarily due to the settlement of US$210.3 million of City of Dreams costs in accordance with the City of Dreams Project Facility, offset in part by a net increase of US$97.5 million in the balance associated with the issuance of the Senior Notes as described below and an increase of US$47.0 million of cash set aside in accordance with the City of Dreams Project Facility, both of which were for future repayments of the City of Dreams Project Facility.

Net cash used in investing activities was US$1,143.6 million for the year ended December 31, 2009, compared to US$913.6 million for the year ended December 31, 2008, primarily due to increased construction and development activities relating to City of Dreams contributing to our total capital expenditures for the year ended December 31, 2009 of US$937.1 million, payment of the City of Dreams land use rights of US$30.6 million and an increase of US$168.1 million in the amount of restricted cash due to a deposit of cash into bank accounts restricted in accordance with the City of Dreams Project Facility.

In July 2011, we acquired a 60% equity interest in the developer of the Studio City Project, for which we expect to incur significant capital expenditures in the near future. We are also re-evaluating the next phase of our development plan at City of Dreams. See “— Capital Expenditures” for more information.

Financing Activities

Net cash provided by financing activities amounted to US$559.7 million for the six months ended June 30, 2011, primarily due to proceeds from the issuance of the RMB Bonds and draw down of the Deposit-Linked Loan totaling US$706.6 million in May 2011, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$34.0 million.

Net cash provided by financing activities amounted to US$126.8 million for the six months ended June 30, 2010, primarily due to net proceeds from the issuance of the Senior Notes amounting to US$592.0 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs mainly associated with the Senior Notes of US$21.2 million.

FINANCIAL INFORMATION

Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily due to proceeds from the issuance of the Senior Notes amounting to US$592.0 million, offset in part by the repayment of long term debt of US$551.4 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the Senior Notes of US$22.9 million.

Net cash provided by financing activities amounted to US$653.4 million for the year ended December 31, 2009, primarily due to drawdown proceeds of US$270.7 million from the City of Dreams Project Facility and proceeds from our follow-on public offerings in May 2009 and August 2009 totaling US$383.5 million after deducting the offering expenses.

Net cash provided by financing activities amounted to US$904.5 million for the year ended December 31, 2008, primarily due to drawdown proceeds of US$912.3 million from the City of Dreams Project Facility.

Description of Material Indebtedness

The following table presents a summary of our indebtedness as of September 30, 2011:

As of
September 30,
2011

(in thousands
of US$)
2011 Credit Facilities	1,014,729
Loans from Shareholders	115,647
Senior Notes, net(1)	592,978
RMB Bonds	360,077
Deposit-Linked Loan	353,278

2,436,709

Notes:

(1)	Net of issue discount

The following table presents a summary of a breakdown of our indebtedness by maturity dates as of September 30, 2011:

	Year ending December 31,
	2011 and
	2012	2013	2014	2015	2016	thereafter	Total

			(in millions of US$)
2011 Credit Facilities	—	128.3	256.7	256.7	373.0	—	1,014.7
RMB Bonds	—	360.1	—	—	—	—	360.1
Loans from Shareholders	—	115.6	—	—	—	—	115.6
Deposit-Linked Loan	—	353.3	—	—	—	—	353.3
Senior Notes(1)	—	—	—	—	—	600.0	600.0

Total	—	957.3	256.7	256.7	373.0	600.0	2,443.7

Note:

(1)	Before issue discount

FINANCIAL INFORMATION

The loans from shareholders are expected to be converted into equity on November 29, 2011, with an adjustment to ensure that Melco Leisure and Crown Asia Investments maintain their interests in our Company in equal proportions. See “History and Corporate Structure —Shareholder Loans” for further details.

Save as otherwise disclosed in this document, and apart from intra-group liabilities, we did not have outstanding as of September 30, 2011 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, hire purchases commitments, guarantees or other material contingent liabilities.

2011 Credit Facilities

Overview

On June 30, 2011, the City of Dreams Project Facility was amended as the 2011 Credit Facilities pursuant to an amendment agreement dated June 22, 2011 between the facility agent, the security agent, Melco Crown Gaming and certain subsidiaries of the Group specified as guarantors under the City of Dreams Project Facility. The amendment reduced the size of the facilities from US$1.75 billion to HK$9.36 billion (approximately US$1.2 billion) and amended the structure whereby the Term Loan Facility under the City of Dreams Project Facility which was originally US$1.5 billion was reduced to HK$6.24 billion (approximately US$800 million) (subsequently known as the 2011 Term Loan Facility), and the Revolving Credit Facility under the City of Dreams Project Facility which was originally US$250 million was increased to HK$3.12 billion (approximately US$400 million) (subsequently known as the 2011 Revolving Credit Facility). The 2011 Credit Facilities also reduced and removed certain restrictions on our business that were imposed by the original covenants, extended the maturity date and provided for the removal of MPEL (Delaware) LLC, a wholly owned subsidiary of Melco Crown Gaming from the borrowing group under the City of Dreams Project Facility.

For further details of the City of Dreams Project Facility, please refer to Note 13 to Section A of the Accountants’ Report included in Appendix IA to this document.

Maturity Date

The final maturity date of the 2011 Credit Facilities is June 30, 2016 or, if earlier, the date of repayment, prepayment or cancellation in full of the 2011 Credit Facilities.

Drawdowns

We have fully drawn down the 2011 Term Loan Facility and, as of the Latest Practicable Date, had also drawn down HK$1.65 billion (approximately US$212.5 million) under the 2011 Revolving Credit Facility. The 2011 Revolving Credit Facility is available on a fully revolving basis to the date that is one month prior to the final maturity date of the 2011 Revolving Credit Facility. The rollover of existing revolving loans drawn under the 2011 Credit Facilities is subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Gaming has the right to undertake a program to hedge exposures to interest rate fluctuations under the 2011 Credit Facilities and in certain circumstances, currency fluctuations. The interests of the hedging counterparties under the hedging agreements relating to interest rate and/or currency exposure under the 2011 Credit Facilities are secured on a pari passu basis with the lenders under the 2011 Credit Facilities.

FINANCIAL INFORMATION

Repayment

The 2011 Term Loan Facility will be repaid in quarterly installments according to an amortization schedule that will commence on September 30, 2013. Each 2011 Revolving Credit Facility loan will be repaid in full on the last day of an agreed upon interest period ranging from one to six months, or it will be rolled over subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Gaming may make voluntary prepayments in respect of the 2011 Term Loan Facility and the 2011 Revolving Credit Facility, subject to certain conditions, without premium or penalty other than (if not made on an interest payment date) break costs, in minimum amounts of HK$160 million (approximately US$20.6 million). Voluntary prepayments under the 2011 Term Loan Facility will be applied to the term loan principal outstanding on the 2011 Credit Facilities and to maturities on a pro-rata basis and amounts prepaid under the 2011 Term Loan Facility will not be available for redrawing. Mandatory prepayments must be made in respect of the following amounts within the Borrowing Group under the 2011 Credit Facilities, including but not limited to: (i) the net proceeds paid in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of US$15 million; (iii) net termination, claim or settlement proceeds paid under the Subconcession Contract or the Borrowing Group’s land concessions (subject to certain exceptions); (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of US$15 million.

Accounts

The terms of the 2011 Credit Facilities require that, subject to certain exceptions, all of the bank accounts of members of the Borrowing Group are secured in favor of the security agent for the benefit of the lenders and that certain receipts in respect of mandatory prepayments and amounts for reinvestment or excluded from mandatory prepayments are required to be deposited thereto.

Interest and Fees

The HK dollar denominated drawdowns under the 2011 Credit Facilities bear an initial interest rate from June 30, 2011 and continues as of the date of this document of HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio, as discussed below, in respect of the Borrowing Group. We are obligated to pay a commitment fee quarterly in arrears from June 30, 2011 throughout the availability period, which is payable on the daily undrawn amount under the available portion of the 2011 Revolving Credit Facility.

Security

Security for the 2011 Credit Facilities and related hedging agreements and the SBGF Agreement include, among others:

•

a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by the relevant entities in the Borrowing Group;

FINANCIAL INFORMATION

•	charges over the bank accounts in respect of the Borrowing Group, subject to certain, exceptions;

•	assignment of the Borrowing Group’s rights under certain insurance policies and other, contracts;

•	subject to certain exceptions, first priority security over the Borrowing Group’s chattels, receivables and other assets which are not subject to any security under any other security documentation;

•	subordination and assignment of shareholder and other intra-group loans;

•	pledges over certain intellectual property used by the Group and over equipment and tools used in the gaming business by Melco Crown Gaming; and

•	first priority charges over the issued share capital of the Borrowing Group.

Covenants

The Borrowing Group must comply with certain negative and affirmative covenants. These covenants include, among others, that, without obtaining consent from the Majority Lenders (as defined in the 2011 Credit Facilities) or, in certain circumstances, the facility agent, they may not:

•	create or permit to subsist further charges or any form of encumbrance over its assets, property or revenues except as permitted under the 2011 Credit Facilities;

•

sell, transfer or dispose of any of its assets unless (subject to certain exceptions) such sale is conducted on an arm’s length basis at a fair market value and is permitted in accordance with the terms of the 2011 Credit Facilities and certain proceeds from the sale shall be credited to the relevant accounts over which the lenders have a first priority charge;

•

make any payment of fees or other amounts for goods and services under any agreement with Melco or Crown (or their affiliates) which are in excess of the actual, arm’s length costs or better of such goods and services plus an agreed margin permitted in accordance with the terms of the 2011 Credit Facilities or enter into agreements with Melco or Crown (or their affiliates) except in certain limited circumstances;

•

make any loan or incur or guarantee indebtedness except for certain identified loans, indebtedness and guarantees permitted in accordance with the terms of the 2011 Credit Facilities (which include the Senior Note Guarantees provided by the Senior Note Subsidiary Group Guarantors);

•	subject to certain exceptions, vary the Subconcession Contract or the Borrowing Group’s land concessions and certain other contracts (including the Intercompany Note or the Senior Note Guarantees);

•	create any subsidiaries except as permitted under the 2011 Credit Facilities, such as those necessary for operation of City of Dreams; make investments other than within agreed upon limitations; or

FINANCIAL INFORMATION

•

enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by lenders in accordance with the terms of the 2011 Credit Facilities.

The Borrowing Group is required to comply with certain financial ratios and financial covenants each quarter, such as:

•

Leverage, as defined in the 2011 Credit Facilities, which cannot exceed 3.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 2.50 to 1.00 for the reporting periods ending September 30, 2013 onwards;

•

Total Leverage, as defined in the 2011 Credit Facilities, which cannot exceed 4.50 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2013 onwards; and

•	Interest Cover, as defined in the 2011 Credit Facilities, which must be greater than or equal to 4.00 to 1.00 for the reporting periods ending September 30, 2011 onwards.

In addition, the 2011 Credit Facilities contain certain restrictions on payment of dividends by the Borrowing Group which include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover and leverage ratios and, if a cash distribution, ensuring that the dividend payment amount does not exceed a certain amount of our cash and cash equivalent investments and that as a result of such dividend payment we still hold a certain amount of cash and cash equivalent investments.

Events of Default

The 2011 Credit Facilities contain customary events of default including, subject to certain grace periods and exceptions: (i) the failure to make any payment when due; (ii) the breach of financial covenants; (iii) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrower and/or guarantors; (iv) the breach of the credit facility documents, the Subconcession Contract and land concessions; (v) insolvency or bankruptcy events; (vi) misrepresentations on the part of the borrower and guarantors in statements made in the loan documents delivered to the lenders; (vii) various change of control events involving us; and (viii) the imposition of fines in certain circumstances by the relevant governmental authority for the failure to complete the development of City of Dreams by construction of an additional hotel tower in compliance with the terms of the land concession.

Senior Notes

Overview

On May 17, 2010, MCE Finance issued US$600 million aggregate principal amount of Senior Notes with an interest rate of 10.25% per annum and a maturity date of May 15, 2018. The Senior Notes are listed on the Official List of the SGX-ST and the issue price was 98.671% of the principal amount, resulting in net proceeds to us of approximately US$577.1 million after deducting US$22.9 million for the initial purchasers’ discounts and commissions and estimated offering expenses payable by us. The net proceeds from the offering were used to reduce our indebtedness under the City of Dreams Project Facility. The Senior Notes are (i) general obligations of MCE Finance, (ii) pari passu in right of payment to all existing and future senior indebtedness of MCE Finance, (iii) senior in right of payment to any existing and future subordinated indebtedness (as defined in the indenture) of MCE Finance, (iv) effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and (v) unconditionally guaranteed by the guarantors.

FINANCIAL INFORMATION

Maturity Date and Interest

The Senior Notes bear interest at a rate of 10.25% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, and will mature on May 15, 2018.

Use of Proceeds

On May 26, 2010, we applied US$444.1 million of the net proceeds from the sale of the Initial Notes to reduce our indebtedness under our City of Dreams Project Facility. On December 6, 2010, we further reduced our indebtedness under the City of Dreams Project Facility by an additional US$107.3 million, of which US$35.7 million was paid from a City of Dreams Project Facility debt service accrual account funded with the balance of the net proceeds from the sale of the Initial Notes. Following such repayment, approximately US$97.5 million remained in such debt service accrual account as of December 31, 2010 and was fully utilized for repayment of the City of Dreams Project Facility during the six months ended June 30, 2011.

Guarantees

Our Company, our subsidiary, MPEL International, and the Senior Note Subsidiary Group Guarantors, jointly and severally guarantee the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under the Senior Notes and the indenture.

The guarantees provided by our Company and MPEL International are (i) general obligations of our Company and MPEL International, (ii) pari passu in right of payment with all existing and future senior indebtedness of our Company and MPEL International and (iii) senior in right of payment to any existing and future subordinated indebtedness of our Company and MPEL International.

The guarantees provided by the Senior Note Subsidiary Group Guarantors (i) are a general obligation of each such Senior Note Subsidiary Group Guarantor, (ii) were subordinated in right of payment to indebtedness of such Senior Note Subsidiary Group Guarantors under the City of Dreams Project Facility and the SBGF Agreement and (iii) are senior in right of payment to any existing and future subordinated indebtedness of such Senior Note Subsidiary Group Guarantors. These guarantees were subordinated in right of payment to indebtedness of such Senior Note Subsidiary Group Guarantors under the City of Dreams Project Facility and the SBGF Agreement and were amended to rank pari passu in right of payment to indebtedness of such Senior Note Subsidiary Group Guarantors under the 2011 Credit Facilities and in priority to in right of payment under the SBGF Agreement as part of the further amendment of the City of Dreams Project Facility completed on June 30, 2011.

FINANCIAL INFORMATION

Security

On May 17, 2010, MCE Finance on-lent to MPEL Investments under the Intercompany Note an aggregate amount necessary to reduce our indebtedness under the City of Dreams Project Facility. The face value of the Intercompany Note is US$600 million and interest accrues on the Intercompany Note at a rate at least equal to the interest rate payable on the Senior Notes, subject to certain adjustments. The Intercompany Note is repayable at the same time as the repayment in full or in part of amounts due under the Senior Notes. The Senior Notes and the guarantees provided by our Company, MPEL International and the Senior Note Subsidiary Group Guarantors are secured by a first priority pledge of the Intercompany Note.

Covenants

The Senior Notes, the indenture and the guarantees include (subject to certain exceptions) certain limitations on the ability of MCE Finance and its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness;

•	make specified restricted payments, including dividends;

•	issue or sell capital stock of our restricted subsidiaries;

•	sell assets;

•	create liens;

•	enter into agreements that restrict the ability of the restricted subsidiaries to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

Optional Redemption of the Senior Notes

Prior to May 15, 2014, MCE Finance at its option may redeem the Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Senior Notes plus the applicable “make-whole” premium, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. At any time after May 15, 2014, MCE Finance at its option may redeem the Senior Notes, in whole or in part, at the redemption prices set forth below plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Year	Percentage
2014	105.125%
2015	102.563%
2016 and thereafter	100.000%

At any time prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 110.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

FINANCIAL INFORMATION

Repurchase of Senior Notes upon a Change of Control

Upon the occurrence of a Change in Control (as defined in the indenture), MCE Finance will make an offer to repurchase all outstanding Senior Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the repurchase date.

Redemption for Taxation Reasons

Subject to certain exceptions, MCE Finance may redeem the Senior Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or a guarantor would become obliged to pay certain additional amounts as a result of certain changes in specified tax laws or certain other circumstances.

Gaming Redemption

The indenture grants MCE Finance the power to redeem the Senior Notes if the gaming authority of any jurisdiction in which our Company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of Senior Notes be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or become licensed or qualified within the required time period or is found unsuitable.

Registration Rights Agreement

In connection with the private placement of the Initial Notes, MCE Finance, our Company, MPEL International and the Senior Note Subsidiary Group Guarantors (or collectively, the Senior Note Guarantors) entered into a registration rights agreement with the initial purchasers, in which MCE Finance and the Senior Note Guarantors agreed, among other things, to conduct an offer to exchange up to all of the outstanding Initial Notes for up to US$600 million of 10.25% Senior Notes due 2018 that have been registered under the U.S. Securities Act, or the Exchange Notes. The exchange offer commenced on November 17, 2010 and expired on December 21, 2010. Tenders with respect to 99.96% of the Initial Notes were received prior to the expiration of the exchange offer. MCE Finance completed the exchange offer, issued the Exchange Notes and listed the Exchange Notes on the SGX-ST on December 27, 2010.

The RMB Bonds and the Deposit-Linked Loan

Overview

On May 9, 2011, we issued RMB2.3 billion (US$353.3 million) aggregate principal amount of 3.75% bonds due 2013 and listed on the Official List of SGX-ST, and on May 20, 2011, we entered into the Deposit-Linked Loan for HK$2.7 billion (US$353.3 million), which is secured by a deposit of RMB2.3 billion (US$353.3 million) principally funded by the net proceeds of the RMB Bonds.

FINANCIAL INFORMATION

The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of our Company which will at all times rank pari passu without any preference or priority among themselves and at least pari passu with all of our Company’s other present and future unsecured and unsubordinated obligations, except that such obligations may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds were issued at par and bear interests at a rate of 3.75% per annum payable semi-annually in arrears on May 9 and November 9 in each year. The RMB Bonds will mature on the interest payment date on or nearest to May 9, 2013.

The Deposit-Linked Loan matures on May 20, 2013, or at any time with 30 days’ prior notice -given to the lender, we may prepay the whole or any part of not less than HK$500 million (US$64.3 million) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. The secured deposit bears interest at a rate of 1.5% per annum and is receivable semi-annually in arrears on May 8 and November 8 each year, commencing on November 8, 2011.

We intend to use the Deposit-Linked Loan (i) to fund potential future growth and expansion opportunities, which may include acquisitions, (ii) to repay existing debt, (iii) to partially pre-fund certain scheduled interest payments on the RMB Bonds, (iv) for working capital requirements; and (v) for general corporate purposes. As of the Latest Practicable Date, US$325 million of the Deposit-Linked Loan was used to make payments related to the acquisition of a 60% equity interest in the developer of the Studio City Project.

Negative Pledge and Financial Covenants

So long as any RMB Bonds remains outstanding, we shall not create or permit to subsist any security interest upon the whole or any part of our present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without:

(i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, we shall not directly or indirectly permit, as at the end of any twelve month period ending on December 31 or June 30, (i) consolidated tangible net worth to be less than US$1 billion; and (ii) the maximum leverage ratio to exceed 2.50:1.00.

Optional Redemption

We may redeem the RMB Bonds at our option in whole, but not in part, at any time after May 9, 2012 at the principal amount, together with accrued interest.

Redemption on a Change of Control

At any time following the occurrence of a change of control (as defined in the trust deed), the holder of any RMB Bonds will have the right, at such holder’s option, to require us to redeem all but not some only of that holder’s RMB Bonds at 101% of the principal amount, together with accrued interest.

FINANCIAL INFORMATION

Redemption for Tax Reasons

We may redeem the RMB Bonds at our option in whole, but not in part, at the principal amount together with accrued interest in the event that as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax or any change in the application or official interpretation of such law or regulation after May 9, 2011, we satisfy the trustee that we have or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by us taking reasonable measures available to us.

Redemption for Gaming License Reasons

If the gaming authority of any jurisdiction in which we or any of our subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or become licensed or qualified within the required period or is found unsuitable, we may redeem the RMB Bonds of a relevant holder of the RMB Bonds at our option in whole, but not in part, at 100% of the principal amount together with accrued interest.

Clean-up Call

We may redeem the RMB Bonds at our option in whole, but not in part, at any time upon notice, at the principal amount together with applicable interests, if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued has already been previously redeemed, or purchased and cancelled.

Cross Acceleration

The RMB Bonds contain a cross acceleration provision in respect of us and our material subsidiaries, subject to a threshold of US$10.0 million.

During the relevant periods of the Track Record Period, we did not experience any non-compliance with the covenants contained in the debt instruments and loan facilities described above that was not waived or rectified. As of the Latest Practicable Date, we were in compliance with the relevant covenants under the debt instruments and loan facilities described above.

Shareholder Loans and Contributions

We had HK$899.7 million (approximately US$115.6 million) of outstanding shareholder loans from Melco Leisure and Crown Asia Investments as of September 30, 2011 in the form of fixed term loans repayable in May 2013. As of September 30, 2011, the outstanding shareholder loans carried interest of three-month HIBOR per annum with the remaining balance of HK$274,000 (approximately US$35,000) repayable on demand and non-interest bearing. We entered into an agreement with Melco Leisure and Crown Asia Investments on November 18, 2011, to convert the shareholder loans into Shares on November 29, 2011. See “History and Corporate Structure —Shareholder Loans” for further details.

No fees or proceeds are payable to Melco Leisure and Crown Asia Investments in return for their contributions to us or our subsidiaries and their future economic interest in us is solely based on their share ownership in forming our Company.

FINANCIAL INFORMATION

Other Financing

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, the Studio City Project and potentially the next phase of City of Dreams. We have relied and intend in the future to rely on our operating cash flow and debt and equity funding to meet our financing needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

Working Capital

The following table sets out our current assets, current liabilities and net current assets as of June 30, 2011:

	As of December 31,			As of June 30, 2011
	2008	2009	2010
	(in thousands of US$)			(in thousands of US$)
Current Assets:
Cash and cash equivalents	815,144	212,598	441,923	1,026,851
Restricted cash	67,977	236,119	167,286	12,499
Accounts receivable, net	69,908	262,176	259,521	241,413
Amounts due from affiliatedcompanies	650	1	1,528	1,949
Income tax receivable	—	—	198	—
Inventories	3,344	9,425	14,990	14,192
Prepaid expenses and other currentassets	16,382	16,877	15,026	20,873

Total current assets	973,405	737,196	900,472	1,317,777

Current liabilities:
Accounts payable	2,494	8,719	8,880	9,676
Accrued expenses and other currentliabilities	439,824	460,243	462,084	457,869
Income tax payable	1,954	768	934	1,277
Current portion of long-term debt	—	44,504	202,997	—
Amounts due to affiliated companies	1,985	7,384	673	748
Amounts due to shareholders	1,032	25	36	32

Total current liabilities	447,289	521,643	675,604	469,602

Net current assets	526,116	215,553	224,868	848,175

FINANCIAL INFORMATION

Current Ratio

As of December 31, 2008, 2009 and 2010 and June 30, 2011, our current ratios of assets to liabilities were 2.2, 1.4, 1.3 and 2.8, respectively.

As of June 30, 2011, our current ratio of assets to liabilities had improved primarily as a result of increased cash and cash equivalents due to the growth of our business and enhancements in our capital structure. Enhancements in our capital structure were driven by the amending of the City of Dreams Project Facility to the 2011 Credit Facilities, which extended the maturity date to June 2016 and amended the amortization schedule, with the next repayment date at September 30, 2013 and the issuance of the RMB Bonds and entering into the Deposit-Linked Loan which are not required to be repaid prior to May 2013 unless certain terms and conditions are met.

Gearing Ratio

As of December 31, 2008, 2009 and 2010 and June 30, 2011, our gearing ratios were 34.0%, 37.0%, 37.7% and 43.8%, respectively. Our gearing ratio had increased as of June 30, 2011 primarily as a result of increased indebtedness from the issuance of the RMB Bonds and draw-down of the Deposit-Linked Loan.

Accounts Receivable

Our accounts receivable, net as of December 31, 2008, 2009 and 2010 and June 30, 2011 were US$69.9 million, US$262.2 million, US$259.5 million and US$241.4 million, respectively. During the years ended December 31, 2008, 2009 and 2010, we had provided allowance for doubtful debts of US$5.4 million, US$16.1 million and US$32.2 million, respectively, and had written off accounts receivables of nil, US$0.6 million and US$0.9 million, respectively, during the same periods. During the six months ended June 30, 2010 and 2011, we had provided allowance for doubtful debts of US$17.9 million and US$20.2 million, respectively, and had written off accounts receivables of US$3,000 and nil, respectively, during the same periods. Provision for doubtful debts increased from US$41.5 million as of December 31, 2010 to US$63.7 million as of June 30, 2011. The increase in allowance for doubtful debts of US$22.2 million, or 53.5%, was primarily due to increasing rolling chip volume across City of Dreams and Altira Macau, of which a 54.9% increase in rolling chips volume was achieved in the first half of 2011 compared with the first half of 2010; and a 26.5% increase in rolling chips volume was achieved in the first half of 2011 compared with the second half of 2010. During the year ended December 31, 2010 and the six months ended June 30, 2011, the provided allowance for doubtful debts consistently represented 1.8% and 1.7% of VIP gross gaming revenues, respectively. As of October 31, 2011, the settlement amount for the accounts receivable as of June 30, 2011 was US$199.9 million, representing 65.5% of the accounts receivable before doubtful debts provision. The majority of the accounts receivable, net balance is from our associated gaming promoters and premium direct players. The increased accounts receivable during the same periods was primarily due to the increase in credit extended to our increased numbers of gaming promoters and premium direct players over the period.

FINANCIAL INFORMATION

We grant unsecured credit lines to gaming promoters based on pre-approved credit limits. We typically issue markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on our monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, we typically allow a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

As of June 30,
2011
(in thousands
of US$)
Current	155,088
1-30 days	31,137
31-60 days	3,094
61-90 days	5,280
Over 90 days	46,814

Total accounts receivable, net	241,413

Accrued Expenses and Other Current Liabilities

As of December 31, 2008, 2009 and 2010 and June 30, 2011, our accrued expenses and other current liabilities were US$439.8 million, US$460.2 million, US$462.1 million and US$457.9 million, respectively. As of December 31, 2010 and June 30, 2011, the accrued expenses and other current liabilities mainly represented operation accruals and comprised of outstanding gaming chips and tokens, Macau gaming tax accruals, operating expenses accruals and customer deposits. For a breakdown of accrued expenses and other current liabilities, please refer to Note 12 to Section A of the Accountants’ Report included in Appendix IA to this document.

Capital Expenditures

The following table sets forth our capital expenditures by segment for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011.

				Six Months Ended
	Year Ended December 31,			June 30,
	2008	2009	2010	2010	2011
				(unaudited)
		(in thousands of US$)
Mocha Clubs	15,491	11,448	13,140	1,645	—
Altira Macau	6,275	6,712	7,784	480	3,462
City of Dreams	1,148,098	808,424	94,279	61,528	12,296
Corporate and others	21,334	2,152	4,457	741	67

Total capital expenditures	1,191,198	828,736	119,660	64,394	15,825

Our capital expenditures for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 decreased significantly primarily due to the completion of construction and opening of City of Dreams in 2009.

FINANCIAL INFORMATION

On July 27, 2011, we acquired a 60% equity interest in the developer of the Studio City Project. We are reaching the final stages of our design plans, while working closely with the Macau Government to complete the necessary approval process of the Studio City Project. Site preparation for the Studio City Project has been completed, and the construction period is estimated to be 36 months from commencement of construction, which we currently expect to commence in the first half of 2012, subject to receipt of all necessary government approvals and financing. We currently estimate on a preliminary basis that the construction cost for the Studio City Project will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a hotel featuring either an apartment hotel or a general hotel.

Both the Studio City Project and the next phase of City of Dreams are subject to further financing. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

Our total capital expenditures from June 30, 2011 to December 31, 2011 is estimated to be approximately US$63 million.

Taking into consideration our Company’s financial resources, including our operating cash flows, existing cash balances, funds available under the 2011 Credit Facilities, our Directors are of the opinion that our Company has sufficient working capital to meet our working capital requirement for at least the next 12 months from the date of this document.

Commitments and Contingencies

Capital Commitments

As of June 30, 2011, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams totaling US$9.1 million.

Contingencies

As of June 30, 2011, we had issued a promissory note of approximately US$68.6 million (MOP 550 million) to a bank in respect of bank guarantees issued to the Macau Government as required by the Subconcession Contract.

As of June 30, 2011, the Group has entered into two deeds of guarantee with third parties totaling US$10.0 million to guarantee certain payment obligations of the City of Dreams’ operations.

For further details for our commitments and contingencies, please refer to Note 24 to Section A of the Accountants’ Report included in Appendix IA to this document.

FINANCIAL INFORMATION

Off-balance Sheet Arrangements

Except as disclosed in Note 24(d) to Section A of the Accountants’ Report included in Appendix IA to this document, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our Shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Other Liquidity Matters

While we expect that we will fund our operations, debt and capital commitments from our operating cashflow, existing cash balances, funds available under our 2011 Credit Facilities and additional equity or debt financings, there can be no assurance that such sources of funds will be sufficient and that, if needed, we will be able to refinance any of our indebtedness on acceptable terms or at all.

New development projects or enhancements and refinements to our resort facilities will continue to be made in the ordinary course of business to deliver improvements in operating results. New business developments or unforeseen events may result in the need to raise additional funds. There can be no assurance regarding prospects with respect to new business opportunities. Any other business development would require us to obtain additional financing.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk

We entered into interest rate swaps in connection with our drawdowns under the City of Dreams Project Facility in accordance with our lenders’ requirements at such time under the City of Dreams Project Facility. We incurred substantial indebtedness which bore interest at floating rates based on LIBOR and HIBOR plus a margin of 2.75% per annum until December 31, 2009, at which time, the floating interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. Our 2011 Credit Facilities bear interest rate at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio of the Borrowing Group. Accordingly, we are subject to fluctuations in HIBOR. We may hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict to prohibit the use of derivatives and financial instruments for purposes other than hedging.

FINANCIAL INFORMATION

As of December 31, 2008 and 2009, all of our borrowings were at floating rates, respectively, and as of December 31, 2010, approximately 32% of our long-term debt was based on fixed rates due to the issuance of our Senior Notes in May 2010. As of June 30, 2011, approximately 54% of our long-term debt was based on fixed rates due to the issuance of the RMB Bonds and the drawdown of the Deposit-Linked Loan in May 2011. Based on December 31, 2008, 2009 and 2010 and June 30, 2011 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$6.8 million, US$9.6 million, US$7.6 million and US$6.4 million, respectively.

Foreign Exchange Risk

The HK dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The HK dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the HK dollar. Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in HK dollars and, in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, HK dollar and Pataca will not be broken or modified. See “Risk Factors — Risks Relating to Our Business and Operations in Macau — Any fluctuation in the value of the HK dollar, U.S. dollar or Pataca may adversely affect our indebtedness, expenses and profitability.” In addition, all payments of interest and principal with respect to the RMB Bonds we issued in May 2011 will be made in Renminbi. As a result, the value of these Renminbi payments in HK dollar terms may vary with the prevailing exchange rates in the marketplace. The value of Renminbi against the HK dollar and other foreign currencies fluctuates and is affected by changes in China and international political and economic conditions and by many other factors. In May 2011, we entered into the Deposit-Linked Loan for future settlement of principal amount on the RMB Bonds and two RMB forward exchange rate contracts for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure. Furthermore, we accept foreign currencies from customers at all our properties. We do not currently engage in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations.

Credit Risk

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a limited credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players. We have established controls over the issuance of credit and aim to pursue aggressively overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, delinquency notices, the use of external collection agencies and litigation. We expect that most of our gaming credit play will be through gaming promoters, who will therefore bear the direct credit risk from their players. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our premium direct players are expected to be visitors from other jurisdictions, principally the PRC, where gaming debts are unenforceable, and Hong Kong, we may not have access to a forum in which we will be able to collect all of our gaming receivables. The collectability of receivables from international customers could be negatively affected by future business or economic trends, significant events and local legislation preventing enforcement of gaming debts in the countries in which these customers reside. We currently conduct and plan to continue to conduct credit evaluations of our customers and generally do not require collateral or other security from them. We have established an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. In the event a customer who has been extended credit loses back to us the amount borrowed and the receivable from that customer is deemed uncollectible, Macau gaming tax will still be payable. See “Business — Legal Proceedings” for more information.

FINANCIAL INFORMATION

Recent Changes in Accounting Standards

See Note 2 to Section A of the Accountants’ Report included in Appendix IA to this document for discussion of recent accounting standards.

Inflation

Our management does not consider inflation to be a significant risk to expenses in the current and foreseeable economic environment. Over the past several years, inflation in Macau has fluctuated, but has not materially impacted our results of operations. According to DSEC, inflation rates in Macau were 8.6%, 1.2%, 2.8% and 5.1% for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2011, respectively.

Related Party Transactions

For details of the related party transactions, see Note 25 to Appendix IA, “Accountant’s Report.” Our Directors confirm that all related party transactions are conducted on normal commercial terms, and that their terms are fair and reasonable.

Financial Independence

As at the Latest Practicable Date, we had no non-trade balances due to Directors, no non-trade balances due from Directors and, other than the shareholder loans disclosed in this document, no non-trade balances due from related parties.

Disclosure Requirement under the Listing Rules

Our Directors have confirmed that there were no circumstances which, as at the Latest Practicable Date, had they been required to comply with Rules 13.13 to 13.19 of the Listing Rules, would have given rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

No Material Adverse Change

Our Directors confirm that there has been no material adverse change in the financial or trading position of our Company since June 30, 2011 (the date to which our latest consolidated financial results were prepared as set out in Appendix IA — Accountants’ Report to this document).

Dividend Policy

We have not in the past declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our Shares in the near to medium term. We currently intend to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to service debt and to operate and expand our business.

FINANCIAL INFORMATION

Our Board has complete discretion on whether to pay dividends, subject to the approval of our Shareholders in case of annual dividends. Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. Dividends will be declared and paid in Hong Kong dollars for holders of Shares and U.S. dollars for holders of ADSs.

All of our subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year or period in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2008, 2009 and 2010 and June 30, 2011, the balance of the reserve amounted to approximately US$3,000, respectively.

Our 2011 Credit Facilities, the Senior Notes and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Risk Factors — Risks Relating to the Dual Primary Listing — We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.” Our Directors confirm that there has been no material change in our Company’s indebtedness and contingent liabilities since September 30, 2011.

Distributable Reserves

Under the Cayman Companies Law, our share premium may be distributed, subject to the provisions of our Memorandum or Articles and provided that immediately following the date on which the dividend is proposed to be distributed, we will be in a position to pay off our debts as and when they fall due in the ordinary course of business.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

LISTINGS

Our Company currently has a primary listing of ADSs on the NASDAQ Global Select Market, which it intends to maintain alongside its proposed dual primary listing of Shares on the Stock Exchange. Application has been made to the Listing Committee for the listing of, and permission to deal in, our Shares in issue, and those that may be issued pursuant to the exercise of any options and Shares that have been or may be granted under the 2006 Share Incentive Plan and 2011 Share Incentive Plan.

REGISTRATION

Our register of members holding unlisted Shares will be maintained by our principal registrar, Walkers, in the Cayman Islands, and our register of members holding Shares listed on the Stock Exchange and Shares represented by the ADS will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, in Hong Kong.

DEALINGS AND SETTLEMENT

Dealings in our Shares on the Stock Exchange and our ADSs on the NASDAQ Global Select Market will be conducted in Hong Kong dollars and U.S. dollars, respectively. Our Shares will be traded on the Stock Exchange in board lots of 300 Shares.

The transaction costs of dealings in our Shares on the Stock Exchange include a Stock Exchange trading fee of 0.005%, a SFC transaction levy of 0.003%, a transfer deed stamp duty of HK$5.00 per transfer deed and ad valorem stamp duty on both the buyer and the seller charged at the rate of 0.1% each of the consideration or, if higher, the fair value of our Shares transferred. The brokerage commission in respect of trades of Shares on the Stock Exchange is freely negotiable.

Investors in Hong Kong must settle their trades executed on the Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his Shares in his stock account or in his designated CCASS Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his broker or custodian before the settlement date.

An investor may arrange with his broker or custodian on a settlement date in respect of his trades executed on the Stock Exchange. Under the Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, the date of settlement must be the second business day (a day on which the settlement services of CCASS are open for use by CCASS Participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of CCASS and CCASS Operational Procedures in effect from time to time provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

The CCASS stock settlement fee payable by each counterparty to a Stock Exchange trade is currently 0.002% of the gross transaction value subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per trade.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

Foreign exchange risk

Investors who trade in our ADSs on the NASDAQ Global Select Market should note that their trades will be effected in US dollars. Investors who trade in our Shares on the Stock Exchange should note that their trades will be effected in Hong Kong dollars. Accordingly, investors should be aware of the foreign exchange risks associated with such trading.

Please see the section headed “Risk Factors” in this document for a discussion on foreign exchange risks.

DIVIDENDS

Dividends will be declared and paid in Hong Kong dollars for holders of Shares and U.S. dollars for holders of ADSs.

DEPOSITARY

The depositary for our ADSs is Deutsche Bank Trust Company Americas (“the Depositary”), whose office is located at 60 Wall Street, New York, New York 10005, United States. The ADSs are evidenced by certificates referred to as American Depositary Receipts (“ADRs”) that are issued by Deutsche Bank Trust Company Americas.

Each ADS represents ownership interests in three Shares, and any and all securities, cash or other property deposited with the Depositary but not distributed to ADS holders.

ADSs may be held either (1) directly (a) by having an American Depositary Receipt registered in the holder’s name or (b) by holding in The Direct Registration System (“DRS”), pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the ADS holders entitled thereto, or (2) indirectly through the holder’s broker or other financial institution. The following discussion regarding ADSs assumes the holder holds its ADSs directly. If a holder holds the ADSs indirectly, it must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described in this section. If applicable, you should consult with your broker or financial institution to find out what those procedures are.

We do not treat ADS holders as Shareholders, and ADS holders have no Shareholder rights. Cayman Islands law governs Shareholder rights. Because the Depositary actually holds our Shares represented by ADSs, ADS holders must rely on it to exercise the rights of a Shareholder. The obligations of the Depositary are set out in the deposit agreement, as amended among us, Deutsche Bank Trust Company Americas and our ADS holders and beneficial owners from time to time (the “Deposit Agreement”). The Deposit Agreement and the ADRs evidencing ADSs are generally governed by the law of the State of New York.

The following includes a summary of certain terms of the Deposit Agreement. This summary may not contain all the information that may be important to you. For more complete information, you should read the form of the entire Deposit Agreement and the form of ADR, which is attached to our Company’s report on the post-effective amendment no. 1 to Form F-6 expected to be filed with the SEC on November 29, 2011. You may access such report by visiting the SEC’s website at www.sec.gov. The following discussion is qualified in its entirety by reference to the complete text of the Deposit Agreement and the form of ADR. You are urged to review such documents carefully and in their entirety.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

Certificates

Only certificates for Shares issued by the Hong Kong Share Registrar will be valid for delivery in respect of dealings effected on the Stock Exchange. Only ADRs evidencing ADSs issued by the Depositary will be valid for delivery in respect of dealings effected on NASDAQ Global Select Market.

Withdrawal from and Deposit into the ADS Program

All of our Shares are currently registered on the principal register of members in the Cayman Islands and the branch register maintained in Hong Kong. As at the Latest Practicable Date, there was an aggregate of 1,612,889,072 issued Shares on the registers of members in the Cayman Islands and Hong Kong, 545,389,071 of which were in the ADS program. For the purposes of trading on the Stock Exchange, the Shares must be registered in the Hong Kong Share Register. In order to facilitate the investors with a more timely and cost-effective conversion process from ADSs to Hong Kong listed Shares, the Shares represented by the ADSs will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong Share Register on or around December 1, 2011.

ADSs are quoted for trading on the NASDAQ Global Select Market. An investor who holds Shares and wishes to trade ADSs on the NASDAQ Global Select Market must deposit or have his broker deposit with Deutsche Bank AG, Hong Kong Branch, as custodian of the Depositary (the “Depositary Custodian”), Shares or evidence of rights to receive Shares, as described below.

If an investor who holds Shares wishes to trade ADSs on the NASDAQ Global Select Market, he must cause such Shares to be deposited into the ADS program and cause his broker or other financial institution to trade such ADSs on the NASDAQ Global Select Market. A deposit of the Shares into the ADS program involves the following procedures:

1.	If the Shares are held outside CCASS, the investor shall arrange to deposit his Shares into CCASS for delivery to the Depositary’s account with the Depositary Custodian within CCASS submit and deliver a request for conversion form to the Depositary Custodian and after duly completing and signing such conversion form, deliver such conversion form to the Depositary Custodian. If the Shares have been deposited with CCASS, the investor must transfer the Shares to the Depositary’s account with the Depositary Custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a the duly completed and signed conversion form to the Depositary.

2.	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will issue ADRs evidencing the appropriate number of ADSs in the name(s) requested by an investor and will deliver the ADRs to the nominated DTC account of the person(s) designated by an investor.

Note: Under normal circumstances, steps (1) to (2) generally require two business days for Shares deposited in CCASS, or 14 business days, or more, as necessary for Shares held outside CCASS in physical form, to complete.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

If an investor who holds ADSs wishes to trade Shares on the Stock Exchange, he must withdraw Shares from the ADS program and cause his broker or other financial institution to trade such Shares on the Stock Exchange. A withdrawal of Shares from the ADS program involves the following procedures:

1.	To withdraw Shares from the ADS program, an investor who holds ADSs may turn in ADRs evidencing such ADSs at the office of the Depositary, and send an instruction to cancel such ADSs to the Depositary. An investor has the right to cancel ADSs and withdraw the underlying Shares at any time except when temporary delays arise because the Depositary has closed its transfer books in connection with voting at a Shareholders’ meeting or the payment of dividends; when the investor or other ADS holders seeking to withdraw Shares owe money to pay fees, taxes and similar charges; when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Shares or other deposited securities; or at any other times when the Depositary or we consider it advisable.

2.	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the Shares underlying the cancelled ADSs to the CCASS account designated by the investor and any other deposited securities underlying the cancelled ADSs to or for the account of such investor. Regarding deposited property, other than Shares, which underlie ADSs, our Company currently has no plans to distribute any such property or cause such property to be deposited into the ADS program. The Deposit Agreement, however, contains provisions to address any such distribution in case it should arise. In summary, the Deposit Agreement provides that the Depositary will send to ADS holders any such property our Company distributes on deposited Shares by any means it thinks is lawful and reasonably practicable. If it cannot make the distribution in that way, the Depositary shall endeavor to sell what our Company distributed and distribute the net proceeds. If it is unable to sell such property, the Depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration and the investors shall have no rights thereto or arising therefrom. The Depositary is not required to distribute any property to ADS holders unless it receives satisfactory evidence from our Company that it is legal to make that distribution. Subject to the Listing Rules and any other applicable legal requirements, a distribution of securities other than Shares could possibly include equity securities of a different class from the Shares, debt securities or equity or debt securities of a third party. It is expected that such securities, if distributed to an ADS holder, would not be in the form of Shares tradable on the Stock Exchange.

3.	Upon the withdrawal of Shares from the ADS program and following payment of all fees, taxes and charges, investors can instruct the Depositary, who will in turn instruct the Depositary Custodian, to deliver the Shares tradable in Hong Kong into a CCASS participant stock account. If investors prefer to receive the Shares outside CCASS, they must receive the Shares in CCASS first and arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register the Shares in their own names with the Hong Kong Share Registrar.

Note: Under normal circumstances, steps (1) to (3) generally require two business days for Shares to be received inside CCASS, or 14 business days, or more, as necessary for Shares received outside CCASS in physical form, to complete.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

Before the Depositary will issue or register a transfer of an ADR or make a distribution on an ADR, or permit withdrawal of Shares, the Depositary may require:

1.	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

2.	compliance with regulations it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The Depositary may refuse to deliver, transfer, or register transfers of ADRs generally when the transfer books of the Depositary or our Hong Kong Share Registrar are closed or at any time if the Depositary or we determine it advisable to do so.

All costs attributable to the transfer of Shares to effect a withdrawal from or deposit of Shares into the ADS program shall be borne by the Shareholder requesting the transfer. In particular, holders of Shares and ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20 (or such higher fee as may from time to time be permitted under the Listing Rules) for each transfer of Shares from one registered owner to another, each Share certificate cancelled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Shares and ADSs must pay US$5.00 (or less) per 100 ADSs for each issuance of an ADR and each cancellation of an ADR, as the case may be, in connection with the deposit of Shares into, or withdrawal of Shares from, the ADS program.

For illustrative purposes, a holder of Shares who wishes to deposit 300 Shares into the ADS program would incur a maximum charge of US$5.00 for the issuance to the holder of an ADR representing 100 ADSs and between HK$2.50 to HK$20 (or such higher fee as may from time to time be permitted under the Listing Rules) for each Share certificate transferred from the holder to the Depositary Custodian with respect to the 300 Shares. Conversely, a holder of ADSs who wishes to withdraw 100 ADSs from the ADS program in exchange for 300 Shares would incur similar charges. In addition to the above, holders of Shares and ADSs may also have to pay any applicable fee as stated in the share transfer forms used in Hong Kong and any related brokerage commission.

Notice to Investors

Our Company and the Depositary will undertake several measures to facilitate an active trading market in Hong Kong. As noted above, the Depositary will remove the Shares represented by the ADSs from the principal share register in the Cayman Islands and have them entered into the Hong Kong Share Register. This transfer will be effective prior to the Listing Date. Our Company will also pay the fees associated with canceling ADRs and receiving Shares tradable on the Stock Exchange for all transfers requested during the Liquidity Period (the 30 day period from and including the Listing Date) or for the first 20,000,000 ADSs (representing 60,000,000 Shares) so converted and transferred, whichever shall occur first.

Once the Shares underlying the ADSs have been removed to the Hong Kong Share Register, the process required for an investor wishing to cancel ADRs and receive Shares ready to trade on the Stock Exchange will take two business days for Shares deposited into CCASS, or fourteen business days, or more, as necessary, for Shares received outside CCASS in physical form. The same time period will apply for an investor wishing to deposit Shares with the Depositary and receive ADSs. For more information, see “— Depositary — Withdrawal from and Deposit into the ADS Program.” Investors wishing to cancel ADRs and receive Shares in CCASS ready for trading on the Listing Date should give notice to the Depositary as described below no later than two clear business days prior to the Listing Date.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

Approximately five days before the Listing Date, our Company will issue a notice on its website, a notice through the Depositary to existing ADS holders and an announcement on the Stock Exchange giving notice that the Shares underlying the ADSs issued by the Depositary have been removed to the Hong Kong Share Register, that investors should give notice and valid instructions if they wish to cancel their ADRs and receive Shares tradable on the Stock Exchange, and that the Company will pay the fees associated with canceling ADRs and receiving Shares tradable on the Stock Exchange for all transfers requested during the Liquidity Period (the 30 day period from and including the Listing Date) or for the first 20,000,000 ADSs (representing 60,000,000 Shares) so converted and transferred, whichever shall occur first.

Investors may give notice and valid instructions that they wish to cancel their ADRs to the Depositary via email or facsimile or through DTC by submitting instructions including their personal details, number of ADRs to be cancelled and details of the account in CCASS into which the underlying Shares should be deposited. Provided that such instructions are provided to the Depositary at least two clear business days prior to the Listing Date, any such Shares will be deposited into the appropriate CCASS account on the Listing Date. Our Company will issue an announcement one business day prior to the Listing Date to inform investors regarding the number of ADSs that will be cancelled and resulting number of Shares tradable on the Stock Exchange that will be deposited into CCASS on the Listing Date. On the Listing Date, the Depositary will deposit its Shares into CCASS and will maintain its shareholding there. From that point forward, the Depositary will provide withdrawal and deposit services for the ADS program through CCASS. Conversion of ADSs into Shares received in CCASS will take around two business days.

LIQUIDITY ARRANGEMENTS

Intended Liquidity Activities during the Liquidity Period

Upon Listing and during the Liquidity Period (being the 30-day period from and including the Listing Date), the Designated Dealers, on their own account, will seek to undertake certain trading activities in circumstances as described below. Certain trades envisaged to be carried out by the Designated Dealers during the Liquidity Period may constitute covered short-selling (or be deemed to constitute short-selling) under applicable Hong Kong laws and regulations. In this regard, the Joint Sponsors have applied for, on behalf of the Designated Dealers, and the Stock Exchange has granted, an exemption in order to permit the Designated Dealers to conduct the proposed trading activities described below which may constitute (or may be deemed to constitute) short-selling of securities during the Continuous Trading Period (as defined in the Rules of the Exchange) in circumstances where the Shares are not Designated Securities (as defined in the Rules of the Exchange) and in order to ensure compliance with the Rules of the Exchange which restrict short sales to only Designated Securities. In addition, the Stock Exchange has waived the restriction on short selling during the Pre-opening Session (as defined in the Rules of the Exchange to be from 9:00 a.m. to the commencement of the morning trading session at 9:30 a.m.) to allow the Designated Dealers to effect such trading activities in our Shares during the daily Pre-opening Session (as defined in the Rules of the Exchange) for the duration of the Liquidity Period. The Joint Sponsors have also applied for, on behalf of the Designated Dealers, and have obtained from the Stock Exchange, an exemption from the regulation that a short sale shall not be made on the Stock Exchange below the best current ask price except where the Designated Security is a Market Making Security (as defined in the Rules of the Exchange) traded under the Pilot Program (as defined in the Rules of the Exchange) approved by the SFC to be excluded from the application of this regulation (the above exemptions collectively, the “Exemptions”).

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

No person other than the Designated Dealers is permitted to enter into short sales of our Shares on the Stock Exchange during the Liquidity Period or thereafter unless our Shares are designated for short selling by the Stock Exchange. Upon the expiry of the Liquidity Period, the Designated Dealers will not be able to engage in further trading activities described below in respect of our Shares on the Stock Exchange unless our Shares are designated for short selling by the Stock Exchange.

Such trading activities and Exemptions are expected to contribute to the liquidity of trading in our Shares on the Hong Kong market upon Listing:

(1)	The Designated Dealers will seek to carry out liquidity arrangements to contribute towards liquidity of our Shares in Hong Kong. The typical cost of executing liquidity arrangements is minimal and should constitute a small percentage of our Share price. Nonetheless, as the Designated Dealers envisage, for liquidity arrangements to occur, our expected Share price differential would need to exceed such transaction costs and the risk premium as perceived by the Designated Dealers (including but not limited to factors such as price volatility and expected future market movements).

(2)	There is a Securities Lending Agreement between the Stock Lenders and the Joint Sponsors dated November 28, 2011. Pursuant to the Securities Lending Agreement, Melco Leisure and Crown Asia Investments, being the Stock Lenders, will, at the request of the Joint Sponsors, make available to the Joint Sponsors stock lending facilities of approximately 3% and 4% of the Shares in issue respectively (7% in total, the “Initial Stock Lending Facilities”) and additional stock lending facilities of approximately 6% of the Shares in issue (3% from each of the Stock Lenders) if the Initial Stock Lending Facilities have been fully utilized, on one or more occasions, subject to applicable laws, rules and regulations in the United States and Hong Kong, including without limitation that the lending and the subsequent acceptance of redelivery of any Shares by the Stock Lenders, and the borrowing and the subsequent redelivery of any Shares by the Joint Sponsors, will not lead to either party being obliged to make a mandatory general offer under the Takeovers Code. The Stock Lenders have the right to recall stock loaned under the Securities Lending Agreement, on prior written notice, in accordance with the terms of the Agreement. Such Shares will be used for settlement in connection with the liquidity trades carried out by the Designated Dealers in Hong Kong. These Shares will have been registered on the Hong Kong Share Register prior to Listing. The Securities Lending Agreement provides, inter alia, that all our Shares borrowed shall be returned to the Stock Lenders not later than 10 Business Days after the expiry of the Liquidity Period.

(3)	To close out the borrowed positions, the Designated Dealers may purchase ADSs from the NASDAQ Global Select Market and convert such ADSs into Shares and transfer such Shares and/or any unutilized Shares to the Stock Lenders. If necessary, the Designated Dealers may repeat the process or alternatively may purchase Shares from the Hong Kong market. Closing out the borrowed positions is intended to provide additional liquidity to meet additional demand for our Shares in the Hong Kong market during the Liquidity Period.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

(4)	Additionally, to facilitate the role of the Designated Dealers commencing from the Pre-opening Session (9:00 a.m. to 9:30 a.m.) on the first day of the Introduction, the Designated Dealers have made arrangements to build up a small inventory of Shares prior to the commencement of trading. There is a Sale and Repurchase Agreement between Melco Leisure and the Joint Sponsors dated November 28, 2011 for the sale of approximately 1% of the Shares in issue as of the business day before the start of the Liquidity Period. Conditional upon the Joint Sponsors acquiring our Shares under the Sale and Repurchase Agreement, the Joint Sponsors shall sell and Melco Leisure shall repurchase the equivalent number of Shares Melco Leisure sold under the Sale and Repurchase Agreement, at the same price as such Shares were sold, shortly after the expiry of the Liquidity Period (being the 30-day period from and including the Listing Date) (the “Repurchase”). The Sale and Repurchase Agreement provides that the Repurchase shall take place not later than 10 Business Days following the expiry of the Liquidity Period (being the 30-day period from and including the Listing Date) upon written notice by Melco Leisure to the Joint Sponsors.

(5)	The purpose of the Sale and Repurchase Agreement is to facilitate the role of the Designated Dealers commencing from the Pre-opening period (9:00 a.m. to 9:30 a.m.) on the first day of Listing, by helping the Designated Dealers to build up a small inventory of Shares prior to the commencement of trading. These Shares will have been registered on the Hong Kong Share Register prior to Listing. Under the arrangement described in paragraph 4 above, Melco Leisure will maintain a neutral position in respect of its shareholding in our Company.

(6)	The Designated Dealers will closely monitor the trading of our Shares and continue to replenish their Share inventory while carrying out the liquidity trades. If the Designated Dealers choose to purchase ADSs overnight on NASDAQ, the date of settlement for ADSs is on the third business day following the trade date (T+3). The Designated Dealers can subsequently turn in ADRs evidencing such ADSs at the office of the Depositary, and send an instruction to cancel to the Depositary. Upon payment of fees, expenses, taxes or charges, the Depositary will instruct the Depositary Custodian to deliver the Shares tradable in Hong Kong underlying the cancelled ADSs to Designated Dealers’ CCASS participant stock accounts. If there is no delay, these Shares will be available the following morning Hong Kong time (T+4) at the earliest for settlement of Shares sold on or after T+2 by the Designated Dealers on the Stock Exchange. While such transfer of Shares takes place, the Designated Dealers will utilize Shares borrowed under the Securities Lending Agreement or Shares bought under the Sale and Repurchase Agreement for settlement of the sales made in Hong Kong. Alternatively, the Designated Dealers may purchase Shares from the Hong Kong market to replenish their Share inventory.

(7)	Each of the Designated Dealers has set up a designated dealer identity number solely for the purposes of carrying out liquidity trades under this exercise in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades on the Hong Kong market. Specifically, Credit Suisse Securities (Hong Kong) Limited has set up a designated dealer identity number 7687 and Deutsche Securities Asia Limited has set up a designated dealer identity number 7689 for this purpose. Any change in such designated dealer identity numbers will be disclosed as soon as possible by way of announcement on both the Stock Exchange and the NASDAQ Global Select Market and will be posted by our Company on its website. In addition, each of the Designated Dealers has also set up another designated dealer identity number which can be used for emergency and unforeseen situation if the aforesaid identity number for each of the Designated Dealers in respect of the liquidity trades cannot be used. Specifically, Credit Suisse Securities (Hong Kong) Limited has set up designated dealer identity number 7688 and Deutsche Securities Asia Limited has set up a designated dealer identity number 7690 for this purpose.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

(8)	The Designated Dealers will enter into such liquidity arrangements (including the liquidity activities) on a voluntary basis in good faith and on arm’s length terms with a view to contributing towards liquidity of Shares in Hong Kong, and intends for such liquidity arrangements to constitute proprietary transactions.

It should be noted that the Designated Dealers and any persons acting for them may, in connection with the proposed liquidity arrangements, maintain a long position in our Shares. There is no certainty regarding the extent or time or the period for which the Designated Dealers and any persons acting for them may maintain such a long position in our Shares. The liquidation of any such long position by the Designated Dealers or any person acting for them may have an adverse impact on the market price of our Shares.

It is emphasized that other than the Designated Dealers, trading activities may be carried out by market participants who have access to our Shares. Also, other existing Shareholders who may have transferred part or all of their shareholdings from the ADS program to the Hong Kong Share Register upon the commencement of trading (or thereafter) can also carry out trading activities in our Shares. Such activities will depend on the number of market participants (other than the Designated Dealers) who elect to enter into such activities.

There are no restrictions on existing Shareholders to dispose of their Shares under Hong Kong laws. Under the Listing Rules, apart from the restrictions under Rules 10.07(1) and 9.09 of the Listing Rules in respect of which certain waivers have been sought from the Stock Exchange (please refer to the section headed “Waivers” in this document for further details) and the dealing restrictions under Appendix 10 (Model Code for Securities Transactions by Directors of Listed Issuers) to the Listing Rules, there are no other restrictions on existing Shareholders in relation to the disposal of Shares.

Spread of Shareholdings

It is expected that the following measures and factors will assist in creating and/or improving the spread of holdings of our Shares available for trading on the Stock Exchange following the Listing:

•	As our Shares are of one and the same class, ADS holders may at their discretion withdraw Shares from the ADS program as described in the sub-section headed “Withdrawal from and Deposit into the ADS Program” above. Special arrangements have been made to facilitate transfers of Shares, and to incentivize existing ADS holders to cancel their ADRs and to receive Shares tradable on the Stock Exchange by enabling them to do so at a reduced cost. Details of such arrangements are set out in the sub-section headed “Withdrawal from and Deposit into the ADS Program” above. To the extent that existing ADS holders elect to cancel their ADRs and to receive Shares tradable on the Stock Exchange before or shortly after Listing, such Shares may help to contribute to the general liquidity of our Shares on the Stock Exchange.

Our Company considers that having regard to the special arrangements described in the sub-sections headed “Withdrawal from and Deposit into the ADS Program”, “Liquidity Arrangements” and “Investor Education” herein, all reasonable efforts have been made to facilitate the migration of Shares to the Hong Kong Share Register to provide the basis for an open market at the time of the Listing.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

Benefits of the Liquidity Arrangements

We believe that the liquidity arrangements will benefit the Listing in the following ways:

•	by having a mechanism in place to promote and facilitate liquidity to meet demand for Shares on the Stock Exchange upon and during the initial period after Listing. During the Liquidity Period , the Designated Dealers will, at their discretion and to the extent they consider appropriate, seek to make Shares available for sale to the investors in the Hong Kong market, to try to meet demand if supply from other market sources proves to be insufficient to maintain an orderly market; and

•	by seeking to minimize the risk of a disorderly market developing from significant demand for Shares not fulfilled in Hong Kong upon and during the initial period after Listing.

Disclosure of the Liquidity Arrangements

In order to enhance transparency of the liquidity activities carried out under the liquidity arrangements, various measures to provide information to the market and potential investors will be undertaken as described in the sub-section headed “Investor Education” below.

Further, our Company will, as soon as practicable and in any event before the opening of trading hours on the business day immediately before the first day of Listing, release an announcement on the Stock Exchange and the NASDAQ Global Select Market to inform the investing public of the following information as at the latest practicable time prior to such announcement:

•	the number of Shares transferred to Hong Kong prior to Listing; and

•	the total number of Shares which have been registered on the Hong Kong Share Register.

In respect of the liquidity trades to be carried out by the Designated Dealers, each of the Designated Dealers will set up a designated dealer identity number solely for the purposes of carrying out such trades in Hong Kong, in order to ensure identification and thereby enhance transparency of the trades on the Hong Kong market.

In addition, where applicable, the liquidity trades carried out by the Designated Dealers, as well as the transactions under the Securities Lending Agreement and the Sale and Repurchase Agreement, will also be disclosed in accordance with the disclosure of interests regime under the provisions of Part XV of the SFO and any applicable laws and regulations in the United States.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

INVESTOR EDUCATION

Arrangements Involving our Company and the Joint Sponsors

Prior to Listing, our Company and the Joint Sponsors will cooperate to inform the investor community of general information about our Company, as well as the developments and/or changes to the liquidity arrangements as disclosed in this document. After Listing has taken place, our Company and the Joint Sponsors may continue to take measures to educate the public. The following measures will be taken to enhance transparency of our Company and the liquidity arrangements:

•	information, including our recent closing prices, trading volumes and other relevant historical data will be disclosed on the website of our Company and on the Stock Exchange for the four business days prior to and on the Listing Date. Furthermore, for each of the three business days prior to the Listing Date and on the Listing Date prior to the commencement of dealings in our Shares on the Stock Exchange, a daily announcement will be released on the Stock Exchange and the NASDAQ Global Select Market, disclosing our previous day closing price and trading volume on the NASDAQ Global Select Market, as well as any relevant developments and updates with regard to the liquidity arrangements; and

•	electronic copies of this document will be disseminated through the website of our Company and the websites of the Stock Exchange. In addition, physical copies of this document will be made available for collection at the following locations:

•	Offices of the Joint Sponsors:

(in alphabetical order)

Credit Suisse (Hong Kong) Limited

88th Floor

International Commerce Centre

1 Austin Road West

Kowloon

Hong Kong

Deutsche Bank AG, Hong Kong Branch

Level 52

International Commerce Centre

1 Austin Road West

Kowloon

Hong Kong

Other Sources of Information

Real-time trading information in respect of our ADSs can be obtained from the following sources:

•	the website of the NASDAQ Global Select Market at http://www.nasdaq.com

or

•	through service providers that provide such facilities at investors’ own expense. Such service will be provided on and subject to the terms and conditions of the relevant service provider.

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

Historical Trading Information in respect of our ADSs on the NASDAQ Global Select Market

The following table sets forth for the periods indicated the reported highs, lows, month ends and monthly averages of the closing trading prices on the NASDAQ Global Select Market for the ADSs from January 1, 2008 until the Latest Practicable Date. Historical ADS prices may not be indicative of the prices at which our Shares will trade following completion of the Listing. Please refer to the section headed “Risk Factors” in this document in relation to the relevant risk.

	High	Low	Month End	Monthly Average
	(US$)	(US$)	(US$)	(US$)
2008
January	12.45	8.63	12.10	10.50
February	13.02	10.86	12.10	12.09
March	12.69	11.21	11.38	11.84
April	14.08	`12.18	13.20	13.07
May	14.47	11.89	11.89	13.33
June	11.23	9.20	9.32	10.12
July	9.32	6.14	6.18	7.16
August	7.73	5.71	6.60	6.45
September	6.47	3.79	3.99	5.02
October	4.45	2.80	4.10	3.35
November	4.48	2.65	3.18	3.51
December	3.69	2.77	3.17	3.14

2009
January	4.40	2.79	2.79	3.36
February	3.20	2.33	2.83	2.68
March	3.70	2.63	3.28	3.14
April	4.88	3.59	4.55	4.37
May	6.30	5.00	6.02	5.73
June	5.94	4.40	4.50	5.13
July	5.60	4.19	5.56	4.90
August	6.49	4.90	6.13	5.65
September	7.92	5.81	6.96	6.96
October	7.18	4.96	4.96	6.16
November	5.19	4.12	4.23	4.61
December	4.54	3.35	3.36	3.82

2010
January	4.30	3.38	3.57	3.74
February	4.09	3.42	4.04	3.78
March	5.16	4.21	4.80	4.63
April	5.53	4.64	4.76	5.00
May	4.96	3.56	4.29	4.06
June	4.43	3.74	3.74	4.14
July	4.27	3.65	3.89	3.88
August	4.27	3.75	3.90	4.01
September	5.24	3.91	5.07	4.71
October	6.27	5.09	6.27	5.67
November	6.86	5.97	5.97	6.35
December	6.36	5.56	6.36	6.07

2011
January	7.76	6.63	7.76	7.27
February	7.73	6.79	6.95	7.20
March	7.86	6.81	7.60	7.32
April	10.74	8.01	10.74	9.17
May	11.22	9.73	11.22	10.45
June	12.77	10.41	12.77	11.28
July	15.73	13.24	8.31	11.18
August	15.97	10.56	13.00	12.93
September	12.84	8.31	8.31	11.18
October	12.04	7.38	11.47	10.25
November (up to the Latest Practicable Date)	11.76	8.39	8.41	10.14

Source: Bloomberg

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

The following table sets forth the average daily trading volume and turnover of each month of our ADSs from January 1, 2008 until the Latest Practicable Date. Our ADSs commenced trading on the NASDAQ Global Market in December 2006 and on the NASDAQ Global Select Market in January 2009.

	Minimum Daily Trading Volume		Maximum Daily Trading Volume		Average Daily Trading Volume		Average Daily Turnover
	(ADSs)	(as % of total issued shares)*	(ADSs)	(as % of total issued shares)*	(ADSs)	(as % of total issued shares)*	(USD)
2008
January	1,070,002	0.2%	11,334,788	2.1%	3,364,919	0.6%	34,074,380
February	625,928	0.1%	2,565,568	0.5%	1,455,878	0.3%	17,563,195
March	644,316	0.1%	2,321,179	0.4%	1,420,787	0.3%	16,866,513
April	678,590	0.1%	6,674,475	1.2%	1,817,673	0.3%	24,180,706
May	1,010,599	0.2%	8,244,438	1.5%	2,637,782	0.5%	35,146,664
June	1,121,495	0.2%	5,796,538	1.1%	2,754,623	0.5%	27,846,627
July	1,914,539	0.4%	12,520,067	2.3%	4,937,648	0.9%	34,511,793
August	1,167,188	0.2%	7,212,274	1.3%	3,387,364	0.6%	22,302,310
September	847,572	0.2%	7,374,618	1.4%	2,794,791	0.5%	14,063,610
October	1,148,478	0.2%	4,874,489	0.9%	2,663,724	0.5%	8,965,674
November	226,135	0.0%	2,016,940	0.4%	1,012,816	0.2%	3,632,493
December	159,655	0.0%	1,907,776	0.4%	904,898	0.2%	2,847,581

2009
January	161,457	0.0%	2,078,582	0.4%	703,235	0.1%	2,513,429
February	279,488	0.1%	1,480,119	0.3%	761,928	0.1%	2,049,191
March	293,183	0.1%	1,412,374	0.3%	723,627	0.1%	2,291,283
April	802,849	0.1%	9,736,167	1.8%	2,704,402	0.5%	11,961,722
May	1,938,061	0.4%	14,753,863	2.7%	4,972,352	0.9%	28,875,792
June	2,204,906	0.4%	9,957,638	1.9%	4,474,927	0.8%	22,594,749
July	2,131,022	0.4%	10,750,918	2.0%	4,067,345	0.8%	19,601,933
August	2,527,310	0.5%	19,423,370	3.6%	6,582,697	1.2%	36,874,941
September	2,185,833	0.4%	16,035,604	3.0%	9,011,115	1.7%	64,431,034
October	4,194,186	0.8%	19,422,841	3.6%	8,506,266	1.6%	51,499,881
November	3,133,242	0.6%	33,969,082	6.3%	9,322,740	1.7%	43,028,333
December	2,054,983	0.4%	9,516,386	1.8%	5,733,891	1.1%	22,038,115

2010
January	2,961,161	0.6%	23,898,502	4.4%	9,384,511	1.7%	35,451,086
February	2,410,143	0.4%	24,943,460	4.6%	6,662,270	1.2%	25,315,673
March	1,994,825	0.4%	18,503,948	3.4%	7,743,056	1.4%	36,524,700
April	5,000,021	0.9%	20,580,362	3.8%	10,710,254	2.0%	53,964,660
May	4,033,919	0.8%	24,827,891	4.6%	9,167,280	1.7%	37,228,888
June	2,164,642	0.4%	11,406,112	2.1%	5,035,334	0.9%	20,991,069
July	2,036,469	0.4%	9,567,008	1.8%	4,611,424	0.9%	17,919,828
August	1,419,641	0.3%	8,950,248	1.7%	3,522,457	0.7%	14,177,693
September	2,064,303	0.4%	13,514,158	2.5%	6,119,370	1.1%	28,749,954
October	2,511,428	0.5%	12,900,200	2.4%	5,937,437	1.1%	33,660,142
November	3,081,752	0.6%	33,470,423	6.2%	7,688,055	1.4%	49,606,991
December	1,121,941	0.2%	10,391,082	1.9%	4,049,916	0.8%	24,388,992

2011
January	3,769,239	0.7%	14,117,576	2.6%	7,152,702	1.3%	52,152,338
February	3,280,890	0.6%	11,298,039	2.1%	6,391,876	1.2%	46,009,783
March	2,743,237	0.5%	7,786,134	1.4%	5,022,256	0.9%	36,663,884
April	3,996,053	0.7%	15,299,940	2.8%	7,830,188	1.5%	70,956,123
May	3,091,856	0.6%	25,323,806	4.7%	9,145,488	1.7%	95,543,128
June	5,148,166	1.0%	22,909,876	4.3%	9,717,794	1.8%	110,020,483
July	5,825,546	1.1%	22,339,353	4.2%	9,252,365	1.7%	132,285,166
August	5,390,256	1.0%	22,044,521	4.1%	12,308,882	2.3%	158,096,331
September	3,470,870	0.6%	14,080,486	2.6%	8,166,172	1.5%	85,521,280
October	6,352,274	1.2%	16,616,892	3.1%	10,436,629	1.9%	105,740,164
November (up to the Latest Practicable Date)	4,581,566	0.9%	25,762,072	4.8%	8,634,705	1.6%	86,787,276

LISTINGS, REGISTRATION, DEALINGS AND SETTLEMENT

*	The total number of issued Shares is assumed to be 1,612,889,072 Shares, being the number of Shares in issue as at the Latest Practicable Date.

Source: Bloomberg.

Inventory of Shares to meet Hong Kong demand

Taking into account the average daily trading volume of the ADSs on the NASDAQ Global Select Market in the two months ended the Latest Practicable Date, the average daily trading volume and accumulated average daily trading volume of certain companies recently listed in Hong Kong by way of introduction within one week, two weeks and one month immediately after their respective listings, as well as the historical (in the one week, two weeks and one month ended the Latest Practicable Date) average daily trading volume and accumulated average daily trading volume of some of the listed companies in the Hong Kong market with market capitalization and turnover similar to that of our Company, the Joint Sponsors believe that the above arrangements should provide a reasonable basis to facilitate the development of an open and orderly market in Hong Kong for our Shares.

FUTURE PLANS AND REASONS FOR THE LISTING

FUTURE PLANS AND PROSPECTS

Please refer to the paragraph headed “Our Strategies” in the section headed “Business” in this document for further details.

REASONS FOR THE LISTING

Our Directors consider that it would be desirable and beneficial for our Company to have a dual primary listing of the Shares in both Hong Kong and NASDAQ as the Directors believe that the stock markets in Hong Kong and NASDAQ attract different investors. The dual listing is likely to provide our Company ready access to two different equity markets if any opportunity arises. It may also increase the investor base of our Company. Further, listing on the Stock Exchange may enhance our Company’s profile in Hong Kong, facilitate investment by Hong Kong investors, enable our Company to gain access to Hong Kong’s capital markets and benefit our Company by exposing us to a wide range of private and institutional investors. The Directors consider that this is important for our Group’s potential future growth and long term development.

APPENDIX IA	ACCOUNTANTS’ REPORT

Deloitte Touche Tohmatsu 35/F One Pacific Place 88 Queensway Hong Kong

November 30, 2011

The Directors

Melco Crown Entertainment Limited

Credit Suisse (Hong Kong) Limited

Deutsche Bank AG, Hong Kong Branch

Dear Sirs,

We set out below our report on the financial information (the “Financial Information”) regarding Melco Crown Entertainment Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) for each of the three years ended December 31, 2010 and for the six months ended June 30, 2011 (the “Track Record Period”) for inclusion in the document of the Company dated November 30, 2011 (the “Document”).

The Company was incorporated as an exempted company with limited liability in the Cayman Islands under the laws of the Cayman Islands on December 17, 2004.

As at December 31, 2008, 2009 and 2010 and June 30, 2011 and the date of this report, the Company has the following subsidiaries:

Name of Subsidiary	Place and Date of Incorporation/ Establishment	Issued and Fully Paid Share Capital/ Quota Capital	Attributable Equity Interest of the Group					Principal Activities
			December 31,			June 30,	Date of this Report
			2008	2009	2010	2011
Altira Developments Limited (formerly known as Melco Crown (CM) Developments Limited and Melco PBL (Crown Macau) Developments Limited) (“Altira Developments”)	Macau Special Administrative Region of the People’s Republic of China (“Macau”) September 15, 2004	MOP1,000,000	100%**	100%**	100%**	100%**	100%**	Casino and hotel development

Altira Hotel Limited (formerly known as Melco Crown (CM) Hotel Limited and Melco PBL Hotel (Crown Macau) Limited) (“Altira Hotel”)	Macau June 30, 2006	MOP25,000	100%**	100%**	100%**	100%**	100%**	Hotel related businesses

COD Theatre Limited	Macau July 14, 2008	MOP25,000	100%**	100%**	100%**	100%**	100%**	Performance theatre show operations

Cyber Neighbour Limited	British Virgin Islands (“BVI”) August 22, 2000	US$1	N/A	N/A	N/A	N/A	60%**	Investment holding

Cyber One Agents Limited	BVI August 2, 2000	US$10,000	N/A	N/A	N/A	N/A	60%**	Investment holding

APPENDIX IA	ACCOUNTANTS’ REPORT

Name of Subsidiary	Place and Date of Incorporation/ Establishment	Issued and Fully Paid Share Capital/ Quota Capital	Attributable Equity Interest of the Group					Principal Activities
			December 31,			June 30,	Date of this Report
			2008	2009	2010	2011
Golden Future (Management Services) Limited	Macau May 29, 2007	MOP25,000	100%**	100%**	100%**	100%**	100%**	Management services provider

Macau Studio City (Hong Kong) Limited (formerly known as Macao Studio City (Hong Kong) Limited and Bestwood Enterprises Limited)	Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) April 26, 2006	HK$1	N/A	N/A	N/A	N/A	60%**	Management services provider

MCE Cotai Investments Limited (“MCE Cotai”)	Cayman Islands March 30, 2011	US$ 0.01	N/A	N/A	N/A	100%**	100%**	Investment holding

MCE Designs and Brands Limited (formerly known as MPEL Aviation Limited)	BVI June 6, 2008	US$1	100%**	100%**	100%**	100%**	100%**	Inactive

MCE Finance Limited (formerly known as MPEL Holdings Limited and Melco PBL Holdings Limited) (“MCE Finance”)	Cayman Islands June 7, 2006	US$12.02	100%*	100%*	100%*	100%*	100%*	Financing

MCE Holdings Limited	Cayman Islands April 9, 2010	US$0.01	N/A	N/A	100%*	100%*	100%*	Investment holding

MCE Holdings Three Limited (formerly known as MPEL (Greater China) Limited and Melco PBL Entertainment (Greater China) Limited)	Cayman Islands January 6, 2005	US$2	100%**	100%**	100%**	100%**	100%**	Investment holding

MCE Holdings Two Limited (formerly known as MPEL (Macau Peninsula) Limited and Melco PBL (Macau Peninsula) Limited) (“MCE Holdings Two”)	BVI April 6, 2006	US$1	100%*	100%*	100%*	100%*	100%*	Investment holding

MCE International Limited (formerly known as Magic Result Limited) (“MCE International”)	Hong Kong March 30, 2009	HK$1	N/A	100%*	100%*	100%*	100%*	Marketing services provider

MCE Management Limited (“MCE Management”)	Hong Kong September 9, 2009	HK$1	N/A	100%*	100%*	100%*	100%*	Inactive

APPENDIX IA	ACCOUNTANTS’ REPORT

Name of Subsidiary	Place and Date of Incorporation/ Establishment	Issued and Fully Paid Share Capital/ Quota Capital	Attributable Equity Interest of the Group					Principal Activities
			December 31,			June 30,	Date of this Report
			2008	2009	2010	2011
Melco Crown (Cafe) Limited (formerly known as Melco Crown (Mocha) Limited and Melco PBL (Mocha) Limited)	Macau May 29, 2007	MOP25,000	100%**	100%**	100%**	100%**	100%**	Catering operations and management services provider

Melco Crown COD (CT) Hotel Limited	Macau July 14, 2008	MOP25,000	100%**	100%**	100%**	100%**	100%**	Inactive

Melco Crown (COD) Developments Limited (formerly known as Melco PBL (COD) Developments Limited) (“Melco Crown (COD) Developments”)	Macau July 20, 2004	MOP1,000,000	100%**	100%**	100%**	100%**	100%**	Integrated entertainment resort development

Melco Crown COD (GH) Hotel Limited	Macau July 14, 2008	MOP25,000	100%**	100%**	100%**	100%**	100%**	Hotel related businesses

Melco Crown (COD) Hotels Limited (formerly known as Melco PBL (COD) Hotels Limited) (“Melco Crown (COD) Hotels”)	Macau May 29, 2007	MOP25,000	100%**	100%**	100%**	100%**	100%**	Hotel related businesses

Melco Crown COD (HR) Hotel Limited	Macau July 14, 2008	MOP25,000	100%**	100%**	100%**	100%**	100%**	Inactive

Melco Crown (COD) Retail Services Limited (formerly known as Melco PBL (COD) Retail Services Limited)	Macau November 28, 2007	MOP25,000	100%**	100%**	100%**	100%**	100%**	Retail and shops operations

Melco Crown (COD) Ventures Limited (formerly known as Melco PBL (COD) Ventures Limited)	Macau November 28, 2007	MOP25,000	100%**	100%**	100%**	100%**	100%**	Inactive

Melco Crown Gaming (Macau) Limited (formerly known as Melco PBL Gaming (Macau) Limited) (“Melco Crown Gaming”)	Macau May 10, 2006	MOP1,000,000,000	100%**	100%**	100%**	100%**	100%**	Casino operations and investment holding

Melco Crown Hospitality and Services Limited (formerly known as Melco PBL Services (Macau) Limited)	Macau November 28, 2007	MOP25,000	100%**	100%**	100%**	100%**	100%**	Management services provider

Melco Crown (Macau Peninsula) Developments Limited (formerly known as Melco PBL (Macau Peninsula) Developments Limited)	Macau May 29, 2007	MOP25,000	100%**	100%**	100%**	100%**	100%**	Inactive

APPENDIX IA	ACCOUNTANTS’ REPORT

Name of Subsidiary	Place and Date of Incorporation/ Establishment	Issued and Fully Paid Share Capital/ Quota Capital	Attributable Equity Interest of the Group					Principal Activities
			December 31,			June 30,	Date of this Report
			2008	2009	2010	2011
Melco Crown (Macau Peninsula) Hotel Limited (formerly known as Melco PBL (Macau Peninsula) Hotel Limited)	Macau May 29, 2007	MOP25,000	100%**	100%**	100%**	100%**	100%**	Inactive

Melco Crown Security Services Limited	Macau January 5, 2009	MOP1,000,000	N/A	100%**	100%**	100%**	100%**	Management services provider

Mocha Cafe Limited	Macau May 27, 2004	MOP25,000	100%**	100%**	100%**	100%**	100%**	Inactive

Mocha Slot Group Limited	BVI March 20, 2003	US$100	100%**	100%**	100%**	100%**	100%**	Investment holding

Mocha Slot Management Limited	Macau September 3, 2003	MOP25,000	100%**	100%**	100%**	100%**	100%**	Inactive

MPEL Cotai Developments Limited	Macau June 25, 2008	MOP25,000	100%**	100%**	100%**	100%**	100%**	Inactive

MPEL (Delaware) LLC (formerly known as Melco PBL (Delaware) LLC)	United States of America June 1, 2007	US$100	100%**	100%**	100%**	100%**	100%**	Inactive

MPEL International Limited (formerly known as Melco PBL International Limited) (“MPEL International”)	Cayman Islands January 6, 2005	US$4	100%**	100%**	100%**	100%**	100%**	Investment holding

MPEL Investments Limited (formerly known as Melco PBL Investments Limited)	Cayman Islands June 7, 2006	US$2.02	100%**	100%**	100%**	100%**	100%**	Investment holding

MPEL Nominee One Limited (formerly known as Melco PBL Nominee One Limited)	Cayman Islands May 18, 2007	US$0.01	100%**	100%**	100%**	100%**	100%**	Investment holding

MPEL Nominee Three Limited (formerly known as Melco PBL Nominee Three Limited)	Cayman Islands May 23, 2007	US$0.01	100%**	100%**	100%**	100%**	100%**	Investment holding

MPEL Nominee Two Limited (formerly known as Melco PBL Nominee Two Limited)	Cayman Islands May 18, 2007	US$0.01	100%**	100%**	100%**	100%**	100%**	Investment holding

MPEL Projects Limited (formerly known as Melco Crown Project Limited)	BVI April 8, 2008	US$1	100%**	100%**	100%**	100%**	100%**	Investment holding

MPEL Properties (Macau) Limited	Macau June 25, 2008	MOP25,000	100%**	100%**	100%**	100%**	100%**	Property holding

APPENDIX IA	ACCOUNTANTS’ REPORT

Name of Subsidiary	Place and Date of Incorporation/ Establishment	Issued and Fully Paid Share Capital/ Quota Capital	Attributable Equity Interest of the Group					Principal Activities
			December 31,			June 30,	Date of this Report
			2008	2009	2010	2011
MPEL Services Limited (formerly known as Melco PBL Services Limited) (“MPEL Services”)	Hong Kong December 16, 2006	HK$1	100%*	100%*	100%*	100%*	100%*	Management services provider

MPEL Services (US) Ltd. (formerly known as Melco PBL Services (US) Ltd.)	United States of America May 17, 2007	US$100,000	100%**	100%**	100%**	100%**	100%**	Management services provider

MPEL Ventures Limited (formerly known as Melco PBL Finance Limited and Always Prosper Investments Limited)	BVI April 6, 2006	US$1	100%*	100%*	100%*	100%*	100%*	Investment holding

MSC Desenvolvimentos, Limitada (formerly known as East Asia Satellite Television Limited)	Macau January 11, 2001	MOP6,000,000	N/A	N/A	N/A	N/A	60%**	Integrated entertainment resort development

MSC Hospitalidade e Serviços Sociedade Unipessoal Limitada	Macau August 19, 2011	MOP25,000	N/A	N/A	N/A	N/A	60%**	Management services provider

MSC Serviços Limitada	Macau August 5, 2011	MOP25,000	N/A	N/A	N/A	N/A	60%**	Investment holding

MSCT Limited (Note)	Macau October 8, 2007	MOP30,000	N/A	N/A	N/A	N/A	45%**	Inactive

New Cotai Entertainment, LLC (formerly known as SP Asia Casino, LLC)	United States of America March 24, 2006	US$100	N/A	N/A	N/A	N/A	60%**	Investment holding

MSC Diversões, Limitada (formerly known as New Cotai Entertainment (Macau) Limited)	Macau May 15, 2007	MOP100,000	N/A	N/A	N/A	N/A	60%**	Management services provider

Studio City Company Limited	BVI September 30, 2011	US$1	N/A	N/A	N/A	N/A	60%**	Inactive

Studio City Finance Limited	BVI September 28, 2011	US$1	N/A	N/A	N/A	N/A	60%**	Investment holding

Studio City Holdings Limited	BVI September 26, 2011	US$1	N/A	N/A	N/A	N/A	60%**	Investment holding

Studio City Investments Limited	BVI September 28, 2011	US$1	N/A	N/A	N/A	N/A	60%**	Investment holding

*	Directly owned by the Company

**	Indirectly owned by the Company

Note: This company is a 75% non-wholly owned subsidiary of Cyber One Agents Limited.

The financial year end date of the Group is December 31.

APPENDIX IA	ACCOUNTANTS’ REPORT

The consolidated financial statements of the Group for each of the three years ended December 31, 2010 and for the six months ended June 30, 2011 (the “Underlying Financial Statements”) were prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and we audited the consolidated financial statements of the Group for each of the three years ended December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and for the six months ended June 30, 2011 in accordance with Hong Kong Standards on Auditing. The statutory financial statements of Melco Crown Gaming for each of the three years ended December 31, 2010 were prepared in accordance with Financial Reporting Standards of Macau and were audited by Deloitte Touche Tohmatsu — Sociedade de Auditores. The statutory financial statements of MPEL Services for the three years ended December 31, 2010, MCE International for the period from date of incorporation to December 31, 2009 and year ended December 31, 2010 and MCE Management for the period from date of incorporation to December 31, 2010 were prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and were audited by us. There were no audited statutory financial statements prepared for the other subsidiaries since their respective dates of incorporation as there is no statutory requirement to do so.

For the purpose of preparing our report, we have examined the Underlying Financial Statements in accordance with the Auditing Guideline 3.340 “Prospectuses and the Reporting Accountant” as recommended by the HKICPA. The Financial Information of the Group for the Track Record Period set out in this report has been prepared from the Underlying Financial Statements after taking into account of the appropriate adjustments as necessary to adjust the Underlying Financial Statements for the purpose of preparing our report for inclusion in the Document.

The Underlying Financial Statements are the responsibility of the Directors of the Company who approve their issue. The Directors of the Company are responsible for the contents of the Document in which this report is included. It is our responsibility to compile the Financial Information set out in this report from the Underlying Financial Statements, to form an independent opinion on the Financial Information and to report our opinion to you.

In our opinion, the Financial Information gives, for the purpose of this report, a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2008, 2009 and 2010 and June 30, 2011 and of the results and cash flows of the Group for each of the three years ended December 31, 2010 and for the six months ended June 30, 2011.

The comparative consolidated statement of operations, consolidated statement of shareholders’ equity and consolidated statement of cash flows of the Group for the six months ended June 30, 2010 together with the notes thereon have been extracted from the Group’s unaudited consolidated financial statements for the same period (the “June 30, 2010 Financial Information”) which were prepared by the Directors of the Company solely for the purpose of this report. We conducted our review on the June 30, 2010 Financial Information in accordance with the Hong Kong Standards on Review Engagements 2410 “Review of Interim Financial Information Performed by Independent Auditor of the Entity” issued by the HKICPA. A review consists of making inquiries, preliminary of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted with the Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the June 30, 2010 Financial Information. Based on our review, nothing has come to our attention that causes us to believe that the June 30, 2010 Financial Information is not prepared, in all material respects, in accordance with the accounting policies consistent with those used in the preparation of Financial Information which conform with U.S. GAAP.

APPENDIX IA	ACCOUNTANTS’ REPORT

A. FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	December 31,			June 30,
	2008	2009	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$815,144	$212,598	$441,923	$1,026,851
Restricted cash	67,977	236,119	167,286	12,499
Accounts receivable, net (Note 3)	69,908	262,176	259,521	241,413
Amounts due from affiliated companies (Note 25(a))	650	1	1,528	1,949
Income tax receivable	—	—	198	—
Inventories	3,344	9,425	14,990	14,192
Prepaid expenses and other current assets	16,382	16,877	15,026	20,873

Total current assets	973,405	737,196	900,472	1,317,777

PROPERTY AND EQUIPMENT, NET (Note 4)	2,107,722	2,786,646	2,671,895	2,562,896
GAMING SUBCONCESSION, NET (Note 5)	771,216	713,979	656,742	628,123
INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220	4,220	4,220
GOODWILL (Note 6)	81,915	81,915	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS (Note 7)	60,894	52,365	95,629	74,290
RESTRICTED CASH (Note 13)	—	—	—	355,938
DEFERRED TAX ASSETS (Note 17)	28	—	25	—
DEFERRED FINANCING COSTS	49,336	38,948	45,387	46,460
DEPOSIT FOR ACQUISITION OF SUBSIDIARIES (Note 8)	—	—	—	65,000
DEPOSIT FOR ACQUISITION OF LAND INTEREST (Note 9)	12,853	—	—	—
LAND USE RIGHTS, NET (Note 10)	433,853	447,576	428,155	418,392

TOTAL	$4,495,442	$4,862,845	$4,884,440	$5,555,011

APPENDIX IA	ACCOUNTANTS’ REPORT

	December 31,			June 30,
	2008	2009	2010	2011
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (Note 11)	$2,494	$8,719	$8,880	$9,676
Accrued expenses and other current liabilities (Note 12)	439,824	460,243	462,084	457,869
Income tax payable	1,954	768	934	1,277
Current portion of long-term debt (Note 13)	—	44,504	202,997	—
Amounts due to affiliated companies (Note 25(b))	1,985	7,384	673	748
Amounts due to shareholders (Note 25(c))	1,032	25	36	32

Total current liabilities	447,289	521,643	675,604	469,602

LONG-TERM DEBT (Note 13)	1,412,516	1,638,703	1,521,251	2,316,741
OTHER LONG-TERM LIABILITIES (Note 14)	38,304	20,619	6,496	4,510
DEFERRED TAX LIABILITIES (Note 17)	19,191	17,757	18,010	17,325
LOANS FROM SHAREHOLDERS (Note 25(c))	115,647	115,647	115,647	115,647
LAND USE RIGHT PAYABLE (Note 24(a))	53,891	39,432	24,241	16,359

COMMITMENTS AND CONTINGENCIES (Note 24)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 1,500,000,000 shares as of December 31, 2008 and 2,500,000,000 shares as of December 31, 2009 and 2010 and June 30, 2011 and issued and paid — 1,321,550,399, 1,595,617,550, 1,605,658,111 and 1,606,900,432 shares as of December 31, 2008, 2009 and 2010 and June 30, 2011, respectively (Note 16))	13,216	15,956	16,056	16,069
Treasury shares, at US$0.01 par value per share (385,180, 471,567, 8,409,186 and 5,821,494 shares as of December 31, 2008, 2009 and 2010 and June 30, 2011, respectively (Note 16))	(4)	(5)	(84)	(58)
Additional paid-in capital	2,689,257	3,088,768	3,095,730	3,103,092
Accumulated other comprehensive losses	(35,685)	(29,034)	(11,345)	(918)
Accumulated losses	(258,180)	(566,641)	(577,166)	(503,358)

Total shareholders’ equity	2,408,604	2,509,044	2,523,191	2,614,827

TOTAL	$4,495,442	$4,862,845	$4,884,440	$5,555,011

NET CURRENT ASSETS	$526,116	$215,553	$224,868	$848,175

TOTAL ASSETS LESS CURRENT LIABILITIES	$4,048,153	$4,341,202	$4,208,836	$5,085,409

APPENDIX IA	ACCOUNTANTS’ REPORT

BALANCE SHEETS — THE COMPANY

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	December 31,			June 30,
	2008	2009	2010	2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$163,014	$34,358	$3,198	$349,493
Amounts due from subsidiaries (Note 25(e))	580,423	64,676	77,682	81,018
Amounts due from affiliated companies (Note 25(a))	—	—	1,351	1,542
Income tax receivable	—	—	198	—
Prepaid expenses and other current assets	720	12,605	4,722	3,331

Total current assets	744,157	111,639	87,151	435,384

INVESTMENTS IN SUBSIDIARIES (Note 27)	1,967,503	2,697,541	2,734,880	2,827,966
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	1,715	1,178	641	373
RESTRICTED CASH (Note 13)	—	—	—	355,938
DEFERRED FINANCING COSTS	—	—	—	6,273

TOTAL	$2,713,375	$2,810,358	$2,822,672	$3,625,934

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$4,907	$3,302	$1,890	$4,677
Income tax payable	1,296	387	—	23
Amounts due to affiliated companies (Note 25(b))	1,553	1,620	137	7
Amounts due to subsidiaries (Note 25(e))	180,336	180,336	181,771	181,498
Amounts due to shareholders (Note 25(c))	1,032	22	36	39

Total current liabilities	189,124	185,667	183,834	186,244

LONG-TERM DEBT (Note 13)	—	—	—	709,216
LOANS FROM SHAREHOLDERS (Note 25(c))	115,647	115,647	115,647	115,647

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 1,500,000,000 shares as of December 31, 2008 and 2,500,000,000 shares as of December 31, 2009 and 2010 and June 30, 2011 and issued and paid — 1,321,550,399, 1,595,617,550, 1,605,658,111 and 1,606,900,432 shares as of December 31, 2008, 2009 and 2010 and June 30, 2011, respectively (Note 16))	13,216	15,956	16,056	16,069
Treasury shares, at US$0.01 par value per share (385,180, 471,567, 8,409,186 and 5,821,494 shares as of December 31, 2008, 2009 and 2010 and June 30, 2011, respectively (Note 16))	(4)	(5)	(84)	(58)
Additional paid-in capital	2,689,257	3,088,768	3,095,730	3,103,092
Accumulated other comprehensive losses	(35,685)	(29,034)	(11,345)	(918)
Accumulated losses	(258,180)	(566,641)	(577,166)	(503,358)

Total shareholders’ equity	2,408,604	2,509,044	2,523,191	2,614,827

TOTAL	$2,713,375	$2,810,358	$2,822,672	$3,625,934

NET CURRENT ASSETS (LIABILITIES)	$555,033	$(74,028)	$(96,683)	$249,140

TOTAL ASSETS LESS CURRENT LIABILITIES	$2,524,251	$2,624,691	$2,638,838	$3,439,690

APPENDIX IA	ACCOUNTANTS’ REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
OPERATING REVENUES
Casino	$1,405,932	$1,304,634	$2,550,542	$1,104,839	$1,692,361
Rooms	17,084	41,215	83,718	39,335	49,323
Food and beverage	16,107	28,180	56,679	27,406	29,329
Entertainment, retail and others	5,396	11,877	32,679	10,761	41,179

Gross revenues	1,444,519	1,385,906	2,723,618	1,182,341	1,812,192
Less: promotional allowances	(28,385)	(53,033)	(81,642)	(41,096)	(45,650)

Net revenues	1,416,134	1,332,873	2,641,976	1,141,245	1,766,542

OPERATING COSTS AND EXPENSES
Casino	(1,159,930)	(1,130,302)	(1,949,024)	(865,830)	(1,273,763)
Rooms	(1,342)	(6,357)	(16,132)	(6,767)	(9,024)
Food and beverage	(12,745)	(16,853)	(32,898)	(15,330)	(16,543)
Entertainment, retail and others	(1,240)	(4,004)	(19,776)	(4,143)	(29,158)
General and administrative	(90,707)	(130,986)	(199,830)	(91,349)	(104,314)
Pre-opening costs	(21,821)	(91,882)	(18,648)	(6,982)	(1,285)
Development costs	—	—	—	—	(1,110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)	(28,619)	(28,619)
Amortization of land use rights	(18,269)	(18,395)	(19,522)	(9,760)	(9,763)
Depreciation and amortization	(51,379)	(141,864)	(236,306)	(113,733)	(128,136)
Property charges and others	(290)	(7,040)	(91)	34	(1,025)

Total operating costs and expenses	(1,414,960)	(1,604,920)	(2,549,464)	(1,142,479)	(1,602,740)

OPERATING INCOME (LOSS)	1,174	(272,047)	92,512	(1,234)	163,802

NON-OPERATING EXPENSES
Interest income	8,215	498	404	160	864
Interest expenses, net of capitalized interest	—	(31,824)	(93,357)	(36,926)	(54,860)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses (Note 14)	—	—	—	—	(4,310)
Amortization of deferred financing costs	(765)	(5,974)	(14,302)	(6,944)	(8,220)
Loan commitment fees	(14,965)	(2,253)	3,811	4,324	(461)
Foreign exchange gain, net	1,436	491	3,563	17	191
Other income, net	972	2,516	1,074	1,041	2,064
Costs associated with debt modification	—	—	(3,310)	(3,156)	—
Loss on extinguishment of debt (Note 13)	—	—	—	—	(25,193)

Total non-operating expenses	(5,107)	(36,546)	(102,117)	(41,484)	(89,925)

(LOSS) INCOME BEFORE INCOME TAX	(3,933)	(308,593)	(9,605)	(42,718)	73,877
INCOME TAX CREDIT (EXPENSE) (Note 17)	1,470	132	(920)	143	(69)

NET (LOSS) INCOME	$(2,463)	$(308,461)	$(10,525)	$(42,575)	$73,808

(LOSS) INCOME PER SHARE:
Basic	$(0.0019)	$(0.2104)	$(0.0066)	$(0.0267)	$0.0461

Diluted	$(0.0019)	$(0.2104)	$(0.0066)	$(0.0267)	$0.0458

WEIGHTED AVERAGE SHARES USED IN (LOSS) INCOME PER SHARE CALCULATION:
Basic	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,599,631,942

Diluted	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,611,770,624

APPENDIX IA	ACCOUNTANTS’ REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	Ordinary Shares		Treasury Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Shareholders’	Comprehensive (Loss)
	Shares	Amount	Shares	Amount	Capital	Losses	Losses	Equity	Income
			(Note)
BALANCE AT JANUARY 1, 2008	1,320,938,902	$13,209	—	$—	$2,682,125	$(11,076)	$(255,717)	$2,428,541
Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation (Note 18)	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested (Note 16)	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercise of share options (Note 16)	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	13,216	(385,180)	(4)	2,689,257	(35,685)	(258,180)	2,408,604	$(27,072)

Net loss for the year	—	—	—	—	—	—	(308,461)	(308,461)	$(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	6,662
Share-based compensation (Note 18)	—	—	—	—	11,807	—	—	11,807
Shares issued, net of offering expenses (Note 16)	263,155,335	2,631	—	—	380,898	—	—	383,529
Shares issued upon restricted shares vested (Note 16)	8,297,110	83	—	—	6,831	—	—	6,914
Shares issued for future vesting of restricted shares (Note 16)	2,614,706	26	(2,614,706)	(26)	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	2,528,319	25	(25)	—	—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)	2,509,044	$(301,810)

Net loss for the year	—	—	—	—	—	—	(10,525)	(10,525)	$(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657	17,657
Share-based compensation (Note 18)	—	—	—	—	6,045	—	—	6,045
Shares issued upon restricted shares vested (Note 16)	1,254,920	12	—	—	(12)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	8,785,641	88	(8,785,641)	(88)	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	43,737	1	(1)	—	—	—
Exercise of share options (Note 16)	—	—	804,285	8	930	—	—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)	2,523,191	$7,164

APPENDIX IA	ACCOUNTANTS’ REPORT

	Ordinary Shares		Treasury Shares		Additional Paid-in	Accumulated Other Comprehensive	Accumulated	Total Shareholders’	Comprehensive (Loss)
	Shares	Amount	Shares	Amount	Capital	Losses	Losses	Equity	Income
			(Note)
Net income for the period	—	$—	—	$—	$—	$—	$73,808	$73,808	$73,808
Foreign currency translation adjustment	—	—	—	—	—	6	—	6	6
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	6,111	6,111
Reclassification to earnings upon discontinuance of hedge accounting (Note 14)	—	—	—	—	—	4,310	—	4,310	4,310
Share-based compensation (Note 18)	—	—	—	—	3,856	—	—	3,856
Shares issued upon restricted shares vested (Note 16)	310,575	3	—	—	(3)	—	—	—
Shares issued for future exercise of share options (Note 16)	931,746	10	(931,746)	(10)	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	79,788	1	(1)	—	—	—
Exercise of share options (Note 16)	—	—	3,439,650	35	3,510	—	—	3,545

BALANCE AT JUNE 30, 2011	1,606,900,432	$16,069	(5,821,494)	$(58)	$3,103,092	$(918)	$(503,358)	$2,614,827	$84,235

For the six months ended June 30, 2010 (unaudited)
BALANCE AT JANUARY 1, 2010	1,595,617,550	$15,956	(471,567)	$(5)	$3,088,768	$(29,034)	$(566,641)	$2,509,044
Net loss for the period	—	—	—	—	—	—	(42,575)	(42,575)	$(42,575)
Foreign currency translation adjustment	—	—	—	—	—	(8)	—	(8)	(8)
Change in fair value of interest rate swap agreements	—	—	—	—	—	9,561	—	9,561	9,561
Share-based compensation (Note 18)	—	—	—	—	2,503	—	—	2,503
Shares issued upon restricted shares vested (Note 16)	199,160	2	—	—	(2)	—	—	—
Shares issued for future exercise of share options (Note 16)	931,746	10	(931,746)	(10)	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	43,737	1	(1)	—	—	—

BALANCE AT JUNE 30, 2010	1,596,748,456	$15,968	(1,359,576)	$(14)	$3,091,268	$(19,481)	$(609,216)	$2,478,525	$(33,022)

Note:	The treasury shares represent new share issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plan. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

APPENDIX IA	ACCOUNTANTS’ REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(2,463)	$(308,461)	$(10,525)	$(42,575)	$73,808
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	126,885	217,496	313,065	152,112	166,518
Amortization of deferred financing costs	765	5,974	14,302	6,944	8,220
Amortization of discount on senior notes payable	—	—	417	82	353
Impairment loss recognized on property and equipment	17	3,137	—	—	—
(Gain) loss on disposal of property and equipment	(328)	640	176	102	3
Allowance for doubtful debts and direct write off	5,378	16,757	33,182	17,911	20,230
Written off deferred financing costs on modification of debt	—	—	1,992	1,992	—
Loss on extinguishment of debt	—	—	—	—	25,193
Share-based compensation	6,855	11,385	6,043	2,503	3,856
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	—	—	4,310
Changes in operating assets and liabilities:
Accounts receivable	(29,065)	(209,025)	(45,795)	(56,475)	14,001
Amounts due from affiliated companies	89	649	(1,527)	1	(421)
Amount due from a shareholder	—	—	—	(8)	—
Income tax receivable	—	—	—	—	220
Inventories	(917)	(6,081)	(5,565)	(1,076)	798
Prepaid expenses and other current assets	(1,272)	(4,107)	1,914	(115)	(6,501)
Long-term prepayment, deposits and other assets	1,219	(1,712)	180	499	623
Deferred tax assets	(28)	28	(25)	(171)	25
Accounts payable	(3,670)	6,225	64	554	796
Accrued expenses and other current liabilities	(110,245)	158,332	94,190	(8,287)	8,882
Income tax payable	394	(1,186)	(34)	221	320
Amounts due to affiliated companies	(3,461)	(1,220)	(689)	(499)	(17)
Amounts due to shareholders	—	25	11	(14)	(4)
Other long-term liabilities	784	321	326	(35)	292
Deferred tax liabilities	(2,095)	(1,434)	253	(327)	(685)

Net cash (used in) provided by operating activities	(11,158)	(112,257)	401,955	73,339	320,820

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(1,053,992)	(937,074)	(197,385)	(118,853)	(22,864)
Deposits for acquisition of property and equipment	(34,699)	(2,712)	(5,224)	(835)	(1,893)
Deposit for acquisition of subsidiaries	—	—	—	—	(65,000)
Payment for entertainment production costs	(16,127)	(21,735)	(27,116)	(17,157)	—
Changes in restricted cash	231,006	(168,142)	69,137	41,835	(198,491)
Payment for land use right	(42,090)	(30,559)	(29,802)	(22,462)	(7,582)
Proceeds from sale of property and equipment	2,300	3,730	80	1	113
Refund of deposit for acquisition of land interest	—	12,853	—	—	—

Net cash used in investing activities	$(913,602)	$(1,143,639)	$(190,310)	$(117,471)	$(295,717)

APPENDIX IA	ACCOUNTANTS’ REPORT

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	$(7,641)	$(870)	$(22,944)	$(21,194)	$(34,028)
Loans from shareholders	(181)	—	—	—	—
Proceeds from issue of share capital	—	383,529	—	—	—
Proceeds from exercise of share options	—	—	—	—	4,199
Proceeds from long-term debt	912,307	270,691	592,026	592,026	706,556
Principal payments on long-term debt	—	—	(551,402)	(444,066)	(117,076)

Net cash provided by financing activities	904,485	653,350	17,680	126,766	559,651

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	—	—	—	—	174

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(20,275)	(602,546)	229,325	82,634	584,928
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR/PERIOD	835,419	815,144	212,598	212,598	441,923

CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD	$815,144	$212,598	$441,923	$295,232	$1,026,851

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalizedinterest)	$(181)	$(27,978)	$(85,183)	$(29,932)	$(53,673)
Cash paid for tax (net of refunds)	$—	$(2,457)	$(726)	$(134)	$(189)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property andequipment funded through accruedexpenses and other current liabilities	$246,998	$91,648	$16,885	$37,789	$1,777
Land use right cost funded through accruedexpenses and other current liabilities	$—	$22,462	$80	$—	$—
Costs of property and equipment fundedthrough amounts due to affiliated companies	$1,562	$4,427	$—	$1,130	$92
Disposal of property and equipment throughamount due from an affiliated company	$(2,788)	$—	$—	$—	$—
Deferred financing costs funded throughaccounts payable and accrued expenses andother current liabilities	$1,427	$—	$240	$1,634	$624
Provision of bonus funded through restrictedshares issued and vested	$—	$6,914	$—	$—	$—

APPENDIX IA	ACCOUNTANTS’ REPORT

NOTES TO FINANCIAL INFORMATION

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

1. COMPANY INFORMATION

The Company was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. The Company changed its name from Melco PBL Entertainment (Macau) Limited to Melco Crown Entertainment Limited pursuant to shareholders’ resolutions passed on May 27, 2008. The Group is a developer, owner and, through its subsidiary, Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market. The Group currently owns and operates City of Dreams — an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) — a casino and hotel resort which opened in May 2007, and Mocha Clubs — non-casino-based operations of electronic gaming machines which has been in operation since September 2003.

As of December 31, 2008, 2009 and 2010 and June 30, 2011, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited (“PBL”) on December 12, 2007. PBL, an Australian-listed corporation, is now known as Consolidated Media Holdings Limited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The Financial Information has been prepared in accordance with U.S. GAAP and includes applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and by the Hong Kong Companies Ordinance.

For the purpose of preparing and presenting the Financial Information for the Track Record Period, the Group has adopted all the accounting policies, which are effective for the accounting period beginning on January 1, 2011 consistently throughout the Track Record Period.

The Financial Information includes the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of Financial Information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

APPENDIX IA	ACCOUNTANTS’ REPORT

(c)	Fair Value Measurements

Fair values are measured in accordance with the accounting standards for fair value measurements. These accounting standards define fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date.

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies, accounts payable, other current liabilities, amounts due to shareholders, loans from shareholders, land use right payable, interest rate swap agreements, forward exchange rate contracts and debt instruments approximate their fair values, except for the Group’s $600,000 10.25% senior notes, due 2018 (the “Senior Notes”) and RMB2,300,000,000 3.75% bonds, due 2013 (the “RMB Bonds”).

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash consists of cash deposited into bank accounts restricted for repayment of the Group’s senior secured credit facility (the “City of Dreams Project Facility”) and payment of City of Dreams project costs in accordance with the City of Dreams Project Facility. The non-current portion of restricted cash represents the RMB Bonds proceeds deposited into a bank account for securing a long-term deposit-linked loan facility (the “Deposit-Linked Loan”) as disclosed in Note 13.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2008, 2009 and 2010 and June 30, 2011, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2008, 2009 and 2010 and June 30, 2011, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

APPENDIX IA	ACCOUNTANTS’ REPORT

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(h)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in operating income (loss). Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to the Group’s new or start-up operations and resort facilities are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter

Furniture, fixtures and equipment	2 to 10 years

Plant and gaming machinery	3 to 5 years

Leasehold improvements	10 years or over the lease term, whichever is shorter

Motor vehicles	5 years

APPENDIX IA	ACCOUNTANTS’ REPORT

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, City of Dreams Project Facility, interest rate swap agreements, the Senior Notes, the RMB Bonds, the Deposit-Linked Loan and the amended City of Dreams Project Facility on June 30, 2011 (the “2011 Credit Facilities”). The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year/period and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $49,629, $82,310, $105,180, $45,118 (unaudited) and $54,860, of which $49,629, $50,486, $11,823, $8,192 (unaudited) and nil were capitalized for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively. Additionally, amortization of deferred financing costs of $7,262 and $4,414 were capitalized for the years ended December 31, 2008 and 2009, respectively.

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Gaming in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k)	Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition costs over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests in certain circumstances that indicate the carrying value of the goodwill may not be recoverable, and written down when impaired.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

(l)	Impairment of Long-Lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2008 and 2009, impairment losses amounting to $17 and $282, respectively, were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2009, an impairment loss amounting to $2,855 was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement. These impairment losses were included in “Property Charges and Others” line item in the consolidated statements of operations.

APPENDIX IA	ACCOUNTANTS’ REPORT

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $8,027, $10,388, $14,302, $6,944 (unaudited) and $8,220 were amortized during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively, of which a portion was capitalized as mentioned in Note 2(i).

(n)	Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(o)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel business, it is the principal and the transactions of the hotel are therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

APPENDIX IA	ACCOUNTANTS’ REPORT

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Rooms	$4,240	$6,778	$10,395	$6,082	$5,843
Food and beverage	9,955	17,296	27,870	11,785	14,037
Entertainment, retail and others	—	3,448	5,545	2,262	3,239

	$14,195	$27,522	$43,810	$20,129	$23,119

(p)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

(q)	Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are an assessment on the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $767,544, $737,485, $1,362,007, $595,603 (unaudited) and $912,664 for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with City of Dreams prior to its opening in June 2009 and continues to incur such costs related to the remaining portion of City of Dreams project and other one-off activities related to the marketing of new facilities and operations.

APPENDIX IA	ACCOUNTANTS’ REPORT

(s)	Advertising Expenses

The Group expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $5,283, $29,018, $45,267, $21,611 (unaudited) and $13,536 for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively.

(t)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year/period are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the U.S. dollars and Hong Kong dollars or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year/period. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive (loss) income.

(u)	Share-based Compensation Expenses

The Group issued restricted shares and share options under its share incentive plan during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 18.

(v)	Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America and other jurisdictions where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the Financial Information. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes which the Group adopted on January 1, 2007. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

APPENDIX IA	ACCOUNTANTS’ REPORT

(w)	(Loss) Income Per Share

Basic (loss) income per share is calculated by dividing the net (loss) income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year/period.

Diluted (loss) income per share is calculated by dividing the net (loss) income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted (loss) income per share consisted of the following:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Weighted-average number of ordinary shares outstanding used in the calculation of basic (loss) income per share	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,599,631,942
Incremental weighted-average number of ordinary shares from assumed exercise of restricted shares and share options using the treasury stock method	—	—	—	—	12,138,682

Weighted-average number of ordinary shares outstanding used in the calculation of diluted (loss) income per share	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,611,770,624

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010, the Company had securities which would potentially dilute basic loss per share in the future, but which were excluded from the computation of diluted loss per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 3,897,756, 13,931,088, 9,377,509 and 8,033,799 (unaudited) ordinary shares from the assumed conversion/exercise of these restricted shares and share options using the treasury stock method for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010, respectively.

During the six months ended June 30, 2011, the computation of diluted income per share does not assume the exercise of 621,492 share options because the exercise price of those share options are higher than the average market price for ordinary shares of the Company for the period.

APPENDIX IA	ACCOUNTANTS’ REPORT

(x)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility and exchange rate fluctuations for the interest payment of the RMB Bonds. The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the Financial Information at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

Further information on the Group’s outstanding financial instruments arrangements on forward exchange rate contracts and interest rate swap agreements as of December 31, 2008, 2009 and 2010 and June 30, 2011 is included in Note 13 and Note 14, respectively.

(y)	Accumulated Other Comprehensive Losses

Accumulated other comprehensive losses represent foreign currency translation adjustment and changes in the fair value of interest rate swap agreements. On June 30, 2011, the Group amended the City of Dreams Project Facility and the accumulated losses of interest rate swap agreements were reclassified to earnings as the interest rate swap agreements were no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility. Further information on the amendment of the City of Dreams Project Facility is included in Note 13.

As of December 31, 2008, 2009 and 2010 and June 30, 2011, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,			June 30,
	2008	2009	2010	2011
Foreign currency translation adjustment	$(945)	$(956)	$(924)	$(918)
Changes in the fair value of interest rate swap agreements	(34,740)	(28,078)	(10,421)	—

	$(35,685)	$(29,034)	$(11,345)	$(918)

APPENDIX IA	ACCOUNTANTS’ REPORT

(z)	Recent Changes in Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding fair value measurement amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance improves the comparability of fair value measurements presented and disclosed in accordance with U.S. GAAP and IFRS by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosure of information. The amendments to this guidance provide explanations on how to measure fair value but do not require any additional fair value measurements and do not establish valuation standards or affect valuation practices outside of financial reporting. The amendments clarify existing fair value measurements and disclosure requirements to include application of the highest and best use and valuation premises concepts; measuring fair value of an instrument classified in a reporting entity’s equity; and disclosures requirements regarding quantitative information about unobservable inputs categorized within Level 3 of the fair value hierarchy. In addition, clarification is provided for measuring the fair value of financial instruments that are managed in a portfolio and the application of premiums and discounts in a fair value measurement. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The Group does not expect this guidance to have a significant impact on the Financial Information.

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The guidance improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The amendments to the guidance requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities are no longer permitted to present components of other comprehensive income as part of the statement of changes in equity. Any adjustments for items that are reclassified from other comprehensive income to net income are to be presented on the face of the entities’ financial statement regardless of the method of presentation for comprehensive income. The amendments do not change items to be reported in comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor do the amendments change the option to present the components of other comprehensive income either net of related tax effects or before related tax effects. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The application of this guidance will require the change of the Group’s presentation of comprehensive income.

In September 2011, the FASB issued amendments in relation to the goodwill impairment test. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The application of these amendments will require the change of the Group’s assessment on goodwill impairment. The Group does not expect these amendments to have a significant impact on the Financial Information.

APPENDIX IA	ACCOUNTANTS’ REPORT

3. ACCOUNTS RECEIVABLE, NET

	December 31,			June 30,
	2008	2009	2010	2011
Components of accounts receivable, net are as follows:
Casino	$75,802	$283,265	$293,976	$298,736
Hotel	1,647	2,457	4,438	3,911
Other	572	681	2,597	2,468

Sub-total	$78,021	$286,403	$301,011	$305,115
Less: allowance for doubtful debts	(8,113)	(24,227)	(41,490)	(63,702)

	$69,908	$262,176	$259,521	$241,413

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, the Group has provided allowance for doubtful debts of $5,378, $16,114, $32,241, $17,908 (unaudited) and $20,230 and has written off accounts receivable of nil, $643, $941, $3 (unaudited) and nil, respectively.

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,			June 30,
	2008	2009	2010	2011
Current	$50,928	$221,642	$156,615	$155,088
1-30 days	5,853	16,726	32,305	31,137
31-60 days	3,439	7,557	8,783	3,094
61-90 days	6,916	5,523	11,981	5,280
Over 90 days	2,772	10,728	49,837	46,814

	$69,908	$262,176	$259,521	$241,413

APPENDIX IA	ACCOUNTANTS’ REPORT

4. PROPERTY AND EQUIPMENT, NET

	December 31,			June 30,
	2008	2009	2010	2011
Cost
Buildings	$312,007	$2,219,127	$2,439,425	$2,439,117
Furniture, fixtures and equipment	77,289	307,305	381,231	390,602
Plant and gaming machinery	69,104	114,983	131,104	131,613
Leasehold improvements	36,770	97,188	147,530	153,587
Motor vehicles	1,502	3,375	4,309	4,313

Sub-total	$496,672	$2,741,978	$3,103,599	$3,119,232
Less: accumulated depreciation	(107,847)	(249,780)	(481,040)	(605,346)

Sub-total	$388,825	$2,492,198	$2,622,559	$2,513,886
Construction in progress	1,718,897	294,448	49,336	49,010

Property and equipment, net	$2,107,722	$2,786,646	$2,671,895	$2,562,896

As of December 31, 2008, 2009 and 2010 and June 30, 2011, construction in progress related to the City of Dreams project and included interest paid or payable on loans from shareholders, City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $114,700, $35,713, $7,820 and $7,705, respectively.

5. GAMING SUBCONCESSION, NET

	December 31,			June 30,
	2008	2009	2010	2011
Deemed cost	$900,000	$900,000	$900,000	$900,000
Less: accumulated amortization	(128,784)	(186,021)	(243,258)	(271,877)

Gaming subconcession, net	$771,216	$713,979	$656,742	$628,123

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2011 through 2021, and approximately $27,135 in 2022.

6. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparable.

APPENDIX IA	ACCOUNTANTS’ REPORT

Trademarks of Mocha Clubs are tested for impairment at least annually or when significant adverse events occur that would impact the recoverability of the carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets and considered that there was no impairment.

7. LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS

Long-term prepayment, deposits and other assets consisted of the following:

	December 31,			June 30,
	2008	2009	2010	2011
Entertainment production costs	$20,839	$42,573	$68,483	$68,483
Less: accumulated amortization	—	—	(2,283)	(5,707)

Entertainment production costs, net	$20,839	$42,573	$66,200	$62,776
Deposit and other	40,055	9,792	12,085	10,293
Long-term receivables, net	—	—	17,344	1,221

Long-term prepayment, deposits and other assets	$60,894	$52,365	$95,629	$74,290

Entertainment production costs represent the amount incurred and capitalized for the entertainment show in City of Dreams, which commenced performance in September 2010. The Group expects that amortization of entertainment production costs will be approximately $6,848 each year from 2011 through 2019, and approximately $4,568 in 2020.

Long-term receivables, net, represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $14,978 as of December 31, 2010, with $5,000 and $9,978 provided during the years ended December 31, 2009 and 2010, respectively. As of June 30, 2011, allowance for doubtful debts on long-term receivables was $12,996. The allowance for doubtful debts is recognized based on management estimates of casino receivables that are in doubt of being recovered. During the six months ended June 30, 2011, long-term receivables, net amounting to $17,054 including the corresponding allowance for doubtful debts of $1,982 were reclassified to current. Reclassifications to current accounts receivable, net are made when conditions support that it is probable for settlement of such balances to occur within one year.

APPENDIX IA	ACCOUNTANTS’ REPORT

8. DEPOSIT FOR ACQUISITION OF SUBSIDIARIES

On June 16, 2011, the Company entered into a share purchase agreement and through its subsidiary, MCE Cotai, to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Cyber One Agents Limited (together with its direct and indirect subsidiaries, the “Cyber One Group”), which is the developer of Studio City, an integrated resort comprising entertainment, retail and gaming facilities to be developed in Macau (the “Studio City Project”). Under the share purchase agreement and related transaction documents, the Company will make a total consideration of $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Cyber One Group at $200,000 and $60,000, respectively, and ii) a payment of $100,000 in cash in three instalments over two years commencing upon the closing of the transaction to New Cotai Holdings, LLC (the non-controlling shareholder who owns 40% interest in Cyber One Agents Limited), for transferring to Cyber One Group the shares of other entities that own rights to develop the gaming areas of Studio City Project. A deposit of $65,000 was paid to an affiliate of eSun Holdings upon signing of the share purchase agreement and is included in deposit for acquisition of subsidiaries as of June 30, 2011. The above transaction was completed on July 27, 2011 at which time the Company acquired the assets and liabilities of the Studio City Project and accounted for the transaction as a purchase of assets and liabilities.

9. DEPOSIT FOR ACQUISITION OF LAND INTEREST

On May 17, 2006, MCE Holdings Two entered into a conditional agreement to acquire a third development site located on the shoreline of Macau Peninsula near the current Macau Ferry Terminal or Macau Peninsula site. The acquisition was through the purchase of the entire issued share capital of a company holding title to the Macau Peninsula site which was approximately 6,480 square meters. The aggregate consideration was $192,802, payable in cash of which a deposit of $12,853 was paid upon signing of the sale and purchase agreement, financed from Melco and Crown, equally, and was included in deposit for acquisition of land interest as of December 31, 2008. The balance was payable on completion of the acquisition, which was subject to conditions that were not under the control of the Group. The targeted completion date of July 27, 2009 for the acquisition of the Macau Peninsula site passed and the acquisition agreement was terminated by the relevant parties on December 17, 2009. The deposit under the acquisition agreement was refunded to the Group in December 2009.

10. LAND USE RIGHTS, NET

	December 31,			June 30,
	2008	2009	2010	2011
Altira Macau — Medium-term lease	$141,543	$141,543	$141,543	$141,543
City of Dreams — Medium-term lease	343,903	376,021	376,122	376,122

	$485,446	$517,564	$517,665	$517,665
Less: accumulated amortization	(51,593)	(69,988)	(89,510)	(99,273)

Land use rights, net	$433,853	$447,576	$428,155	$418,392

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of the Altira Macau and City of Dreams are March 2031 and August 2033, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

In November 2009, Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau Government and recognized additional land premium of $32,118 payable to the Macau Government for the increased developable gross floor area of Cotai Land in Macau, where the City of Dreams site located. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium to the Macau Government. The land grant amendment process was completed on September 15, 2010.

11. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	$000000.00	$000000.00	$000000.00	$000000.00
	December 31,			June 30,
	2008	2009	2010	2011
Within 30 days	$1,594	$5,936	$8,431	$9,048
31-60 days	287	1,943	319	215
61-90 days	32	89	37	32
Over 90 days	581	751	93	381

	$2,494	$8,719	$8,880	$9,676

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,			June 30,
	2008	2009	2010	2011
Construction costs payable	$246,998	$80,668	$14,218	$3,479
Customer deposits and ticket sales	7,101	45,852	50,143	42,415
Outstanding gaming chips and tokens	54,758	136,774	131,158	148,001
Other gaming related accruals	32,559	21,216	15,065	18,429
Gaming tax accruals	42,038	67,376	137,299	146,930
Land use right payable	13,763	29,781	15,191	15,571
Operating expense and other accruals	42,607	67,232	90,867	78,734
Interest rate swap liabilities	—	11,344	8,143	4,310

	$439,824	$460,243	$462,084	$457,869

13. LONG-TERM DEBT

Long-term debt consisted of the following:

The Group
	December 31,			June 30,
	2008	2009	2010	2011
City of Dreams Project Facility	$1,412,516	$1,683,207	$1,131,805	$—
2011 Credit Facilities	—	—	—	1,014,729
Senior Notes	—	—	592,443	592,796
RMB Bonds	—	—	—	355,938
Deposit-Linked Loan	—	—	—	353,278

	$1,412,516	$1,683,207	$1,724,248	$2,316,741
Current portion of long-term debt	—	(44,504)	(202,997)	—

	$1,412,516	$1,638,703	$1,521,251	$2,316,741

APPENDIX IA	ACCOUNTANTS’ REPORT

The Company

June 30,
2011
RMB Bonds	$355,938
Deposit-Linked Loan	353,278

$709,216

City of Dreams Project Facility

On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition to the Scheduled Amortization Payments, the Borrower was also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of the following amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) including but not limited to: (i) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group; (ii) the net proceeds of any asset sales; (iii) net termination proceeds paid under the Borrower’s subconcession and certain contracts or agreements; (iv) certain net proceeds or liquidated damages paid; (v) insurance proceeds net of expenses to obtain such proceeds; and (vi) excess cash as defined under a leverage test.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants. The Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group. Security for the City of Dreams Project Facility included: a first-priority mortgage over all land where Altira Macau and City of Dreams are located which are held by subsidiaries of the Company (such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land); an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group and equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.

APPENDIX IA	ACCOUNTANTS’ REPORT

The City of Dreams Project Facility agreement contained certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness (including guarantees), making certain investments, paying dividends and other restricted payments, creating any subsidiaries and selling assets. The City of Dreams Project Facility also required the Borrowing Group to comply with certain financial covenants, including, but not limited to, a consolidated leverage ratio, a consolidated interest cover ratio and a consolidated cash cover ratio.

In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company. As of December 31, 2008, 2009 and 2010, the net assets of the Borrowing Group of approximately $1,832,000, $1,543,000 and $1,553,000, respectively, were restricted from being distributed under the terms of the City of Dreams Project Facility.

In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility (the “Amendment Agreement”). The Amendment Agreement, among other things, (i) amended the date of the first covenant test date to December 31, 2010; (ii) provided additional flexibility to the financial covenants; (iii) removed the obligation but retained the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricted the use of the net proceeds received from the issuance of the Senior Notes of approximately $577,066 to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepaying the Term Loan Facility in an amount of $293,714 and the Revolving Credit Facility in an amount of $150,352, with the remaining net proceeds in an amount of $133,000 deposited in a bank account that was restricted for use to pay future Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000.

In addition to the prepayment of the Term Loan Facility and Revolving Credit Facility in May 2010 as mentioned in the preceding paragraph, the Borrower further repaid $35,693 and $89,158 and prepaid $71,643 and $20,896 of the Term Loan Facility during the year ended December 31, 2010 and the six months ended June 30, 2011, according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively. During the six months ended June 30, 2011, the Borrower also made voluntary repayments of $7,022.

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

A total of $250,000 short-term deposits were placed by the Borrower in May and September 2009 to replace the $250,000 letters of credit previously provided to support the contingent equity commitment by the major shareholders of the Company, Melco and Crown, which were to be released upon the final completion for the City of Dreams project (or earlier subject to lender determination that the full amount was not required to meet remaining costs) and compliance with other release conditions under the City of Dreams Project Facility. As of June 30, 2011, a balance of $12,479 remained in the bank account that was restricted to meet the remaining City of Dreams project costs under disbursement terms.

APPENDIX IA	ACCOUNTANTS’ REPORT

During the year ended December 31, 2008, the Borrower drew down a total of $912,307, which included $176,384 and HK$5,725,483,618 (equivalent to $735,923) on the Term Loan Facility. During the year ended December 31, 2009, the Borrower drew down a total of $70,951, which included $12,685 and HK$453,312,004 (equivalent to $58,266) on the Term Loan Facility and a total of $199,740, which included $32,469 and HK$1,301,364,572 (equivalent to $167,271), on the Revolving Credit Facility, respectively. The Borrower did not draw down further on the Term Loan Facility and Revolving Credit Facility during the year ended December 31, 2010.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. Loan commitment fees amounting to $14,965, $2,253 and $461 were recognized during the years ended December 31, 2008 and 2009 and the six months ended June 30, 2011, respectively. During the year ended December 31, 2010 and the six months ended June 30, 2010, the Borrower recognized loan commitment fees with credit amounts of $3,811 and $4,324 (unaudited), which include a commitment fee of $814 and $301 (unaudited) and a reversal of accrual not required of $4,625 and $4,625 (unaudited), respectively.

As of December 31, 2008, 2009 and 2010, total outstanding borrowings relating to the City of Dreams Project Facility were $1,412,516, $1,683,207 and $1,131,805, respectively. Management believes the Group was in compliance with all covenants as of December 31, 2008, 2009 and 2010.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into among the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly owned subsidiary of the Borrower, from the Borrowing Group (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

APPENDIX IA	ACCOUNTANTS’ REPORT

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains the same as under the City of Dreams Project Facilities (although the terms of the associated security documents have been amended for consistency with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants is September 30, 2011.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail below under “Distribution of Profits”). As of June 30, 2011, the net assets of the 2011 Borrowing Group of approximately $1,645,000 was restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the applicable future cash flows under the 2011 Credit Facilities are more than 10% different from the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the six months ended June 30, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the underwriting fee and related issuance costs in relation to the 2011 Credit Facilities of $27,642 as deferred financing costs.

As of June 30, 2011, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729). Management believes the Group is in compliance with all covenants as of June 30, 2011. As of June 30, 2011, HK$1,467,565,430 (equivalent to $188,633) of the 2011 Revolving Credit Facility remains available for future drawdown.

APPENDIX IA	ACCOUNTANTS’ REPORT

Senior Notes

On May 17, 2010, MCE Finance issued and listed the Senior Notes on the Official List of the Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance, including Melco Crown Gaming (together with the Senior Guarantors, the “Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior subordinated secured basis. Upon entering of the 2011 Credit Facilities, the guarantees provided under the Senior Notes were amended with the principal effect being that claims of noteholders under the Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities will rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The Senior Notes mature on May 15, 2018. Interest on the Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility amortization payments commencing December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as mentioned above. The Senior Notes have been reflected net of discount under long-term debt in the consolidated balance sheets.

At any time after May 15, 2014, MCE Finance may redeem some or all of the Senior Notes at the redemption prices set forth in the related prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. Prior to May 15, 2014, MCE Finance may redeem all or part of the Senior Notes at the redemption price set forth in the related prospectus plus the applicable “make-whole” premium described in the related prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price set forth in the related prospectus, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the related prospectus, MCE Finance may redeem the Senior Notes in whole, but not in part, at a price equal to 100% of their principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any Guarantor would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the Senior Notes if the gaming authority of any jurisdiction in which the Company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires holders or beneficial owners of the Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable.

APPENDIX IA	ACCOUNTANTS’ REPORT

The indenture governing the Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of June 30, 2011, MCE Finance was in compliance with each of the financial restrictions and requirements.

MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

The Group capitalized the underwriting fee and related issuance costs in relation to the Senior Notes of $14,585 as deferred financing costs.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on the SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on November 9 and May 9 of each year, commencing on November 9, 2011.

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and maximum leverage ratio.

APPENDIX IA	ACCOUNTANTS’ REPORT

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,044 as deferred financing costs. As of June 30, 2011, the Company was in compliance with each of the financial restrictions and requirements.

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described in the preceding paragraph. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for future settlement of RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. As of June 30, 2011, the fair value of the forward exchange rate contracts was insignificant.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of June 30, 2011, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $355,938), required to be set aside for the duration of this debt were recorded as non-current restricted cash in the balance sheets of the Group and the Company.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Interest for City of Dreams Project Facility	$40,178	$50,824	$39,157	$21,369	$13,269
Interest for Senior Notes	—	—	38,438	7,688	30,750
Amortization of discount in connection with issuance of Senior Notes	—	—	417	82	353
Interest for RMB Bonds	—	—	—	—	1,852
Interest for Deposit-Linked Loan	—	—	—	—	1,143

	$40,178	$50,824	$78,012	$29,139	$47,367
Interest capitalized (Note 2(i))	(40,178)	(37,374)	(11,823)	(8,192)	—

	$—	$13,450	$66,189	$20,947	$47,367

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, the Group’s average borrowing rates were approximately 5.58%, 5.73%, 6.71%, 6.11% (unaudited) and 5.83% per annum, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

Scheduled maturities of the Group’s long-term debt as of June 30, 2011 are as follows:

June 30,
2011
Six months ending December 31, 2011	$—
Year ending December 31, 2012	—
Year ending December 31, 2013	837,575
Year ending December 31, 2014	256,717
Year ending December 31, 2015	256,717
Over 2015	965,732

$2,316,741

The long-term debt are repayable as follows:

	December 31,			June 30,
	2008	2009	2010	2011
Within one year or on demand	$—	$44,504	$202,997	$—
More than one year, but not exceeding two years	84,751	267,024	294,383	709,216
More than two years, but not exceeding five years	988,761	1,371,679	634,425	1,014,729
More than five years	339,004	—	592,443	592,796

	$1,412,516	$1,683,207	$1,724,248	$2,316,741
Less: Amounts due within one year shown under current liabilities	—	(44,504)	(202,997)	—

	$1,412,516	$1,638,703	$1,521,251	$2,316,741

14. OTHER LONG-TERM LIABILITIES

	December 31,			June 30,
	2008	2009	2010	2011
Interest rate swap liabilities	$34,733	$16,727	$2,278	$—
Deferred rent liabilities	3,371	3,613	4,037	4,260
Other deposits received	200	279	181	250

	$38,304	$20,619	$6,496	$4,510

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco Crown Gaming entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. In addition to the eight interest rate swap agreements entered in 2007 that expired in 2010, Melco Crown Gaming entered into six and another three interest rate swap agreements in 2008 and 2009 that will expire in 2011 and 2012, respectively. Under the interest rate swap agreements, Melco Crown Gaming pays a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each on the payment date. As of December 31, 2008, 2009 and 2010 and June 30, 2011, the notional amounts of the outstanding interest rate swap agreements amounted to $714,235, $842,127, $492,265 and $492,265, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

As of December 31, 2008, 2009 and 2010 and before the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed in Note 13, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on consolidated statements of operations from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments were recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses is recognized in earnings. The Group estimates that over the next twelve months, $17,374, $23,855 and $9,752 of the net unrealized losses on the interest rate swaps will be reclassified from accumulated other comprehensive losses into interest expenses as of December 31, 2008, 2009 and 2010, respectively.

Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed in Note 13, the interest rate swap agreements were no longer qualified for hedge accounting. Accordingly, the Group reclassified the accumulated losses of $4,310 recognized in accumulated other comprehensive losses prior to the discontinuance of hedge accounting to the consolidated statements of operations. Any subsequent changes in fair value of the interest rate swap agreements will be recognized in the consolidated statements of operations.

As of December 31, 2008, 2009 and 2010 and June 30, 2011, the fair values of interest rate swap agreements were recorded as interest rate swap liabilities, of which nil, $11,344, $8,143 and $4,310 were included in accrued expenses and other current liabilities and $34,733, $16,727, $2,278 and nil were included in other long-term liabilities, respectively.

15. FAIR VALUE MEASUREMENTS

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies and shareholders, accounts payable and other current liabilities approximate their fair values due to the short-term nature of these instruments. The carrying values of City of Dreams Project Facility, 2011 Credit Facilities, Deposit-Linked Loan, loans from shareholders and land use right payable approximate their fair values. The estimated fair value, based on quoted market price, of the Senior Notes was approximately $693,750 and $681,438 as of December 31, 2010 and June 30, 2011, respectively, and of the RMB Bonds was approximately $353,048 as of June 30, 2011. As of December 31, 2008, 2009 and 2010 and June 30, 2011, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the Financial Information. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, 2009 and 2010 and June 30, 2011:

	Quoted Prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Interest rate swap liabilities
December 31, 2008	$—	$34,733	$—	$34,733

December 31, 2009	$—	$28,071	$—	$28,071

December 31, 2010	$—	$10,421	$—	$10,421

June 30, 2011	$—	$4,310	$—	$4,310

Forward exchange rate contracts
June 30, 2011	$—	$—	$—	$—

APPENDIX IA	ACCOUNTANTS’ REPORT

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The fair value of these interest rate swap agreements and forward exchange rate contracts approximates the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements and the forward exchange rate arrangements are considered a Level 2 item in the fair value hierarchy.

16. CAPITAL STRUCTURE

On May 1, 2009, the Company issued 67,500,000 ordinary shares and 22,500,000 ADSs, representing a total of 135,000,000 ordinary shares in aggregate, to the public in a follow-on offering with net proceeds after deducting the offering expenses amounted to $174,417.

On May 19, 2009, the Company approved the resolution to increase the authorized share capital from 1,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each.

On August 18, 2009, the Company issued an additional 42,718,445 ADSs, representing 128,155,335 ordinary shares, to the public in a further follow-on offering with net proceeds after deducting the offering expenses which amounted to $209,112.

In connection with the Company’s restricted shares granted as disclosed in Note 18, 226,317, 8,297,110, 1,254,920, 199,160 (unaudited) and 310,575 ordinary shares were vested and issued during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

The Company issued 385,180, 2,614,706, 8,785,641, 931,746 (unaudited) and 931,746 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively. Nil, 2,528,319, 43,737, 43,737 (unaudited) and 79,788 of these ordinary shares have been issued to employees upon vesting of restricted shares and nil, nil, 804,285, nil (unaudited) and 3,439,650 of these ordinary shares have been issued to employees upon exercise of share options during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, respectively. The balance of 385,180, 471,567, 8,409,186 and 5,821,494 ordinary shares continue to be held by the Company for future issuance as of December 31, 2008, 2009 and 2010 and June 30, 2011, respectively.

As of December 31, 2008, 2009 and 2010 and June 30, 2011, the Company had 1,321,165,219, 1,595,145,983, 1,597,248,925 and 1,601,078,938 ordinary shares issued and outstanding, respectively.

Pursuant to the extraordinary general meeting of the Company held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

17. INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively, during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel and Melco Crown (COD) Hotels the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which, for a period of 12 years, they are entitled to a property tax holiday on any immovable property that they own or have been granted for Altira Macau and Hard Rock Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they are entitled to a vehicle tax holiday provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase.

APPENDIX IA	ACCOUNTANTS’ REPORT

The provision for income tax consisted of:

	$00000.000	$00000.000	$00000.000	$00000.000	$00000.000
	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Income tax provision for current year/period:
Macau Complementary Tax	$—	$190	$165	$94	$103
Hong Kong Profits Tax	892	731	473	240	516
Profits tax in other jurisdictions	—	—	65	15	106

Sub-total	$892	$921	$703	$349	$725

(Over) under provision of income tax in prior years/period:
Macau Complementary Tax	$—	$2	$(18)	$—	$—
Hong Kong Profits Tax	(239)	351	(1)	—	—
Profits tax in other jurisdictions	—	—	8	6	4

Sub-total	$(239)	$353	$(11)	$6	$4

Deferred tax (credit) charge:
Macau Complementary Tax	$(2,038)	$(1,537)	$166	$(510)	$(577)
Hong Kong Profits Tax	(85)	131	58	6	(82)
Profits tax in other jurisdictions	—	—	4	6	(1)

Sub-total	$(2,123)	$(1,406)	$228	$(498)	$(660)

Total income tax (credit) expense	$(1,470)	$(132)	$920	$(143)	$69

A reconciliation of the income tax (credit) expense to (loss) income before income tax per the consolidated statements of operations is as follows:

	$00000.00	$00000.00	$00000.00	$00000.00	$00000.00
	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
(Loss) income before income tax	$(3,933)	$(308,593)	$(9,605)	$(42,718)	$73,877
Macau Complementary Tax rate	12%	12%	12%	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(472)	(37,031)	(1,153)	(5,126)	8,865
Effect of different tax rates of subsidiaries operating in other jurisdictions	126	235	169	78	168
(Over) under provision in prior years/period	(239)	353	(11)	6	4
Effect of income for which no income tax expense is payable	(1,102)	(633)	(258)	(27)	(124)
Effect of expense for which no income tax benefit is receivable	779	2,978	7,868	1,889	5,087
Effect of tax holiday granted by Macau Government	(8,855)	—	(28,069)	(4,983)	(25,293)
Losses that cannot be carried forward	—	15,639	—	—	—
Change in valuation allowance	8,293	18,327	22,374	8,020	11,362

	$(1,470)	$(132)	$920	$(143)	$69

APPENDIX IA	ACCOUNTANTS’ REPORT

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, if applicable. Profits tax in other jurisdictions for the year ended December 31, 2010 and for the six months ended June 30, 2010 and 2011 was provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for the profits tax in other jurisdictions for the years ended December 31, 2008 and 2009 was made as the representative offices and branches incurred tax losses where they operate. No provision for income tax in the United States of America for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 was provided as the subsidiaries incurred tax losses.

Melco Crown Gaming has been granted with a tax holiday from Macau Complementary Tax on casino gaming profits by the Macau Government in 2007. In April 2011, Melco Crown Gaming has been granted for an additional 5-year exemption from Macau Complementary Tax on casino gaming profits. Melco Crown Gaming reported a net loss during the year ended December 31, 2009 which had no impact on the basic and diluted loss per share of the Group. During the years ended December 31, 2008 and 2010 and the six months ended June 30, 2010 and 2011, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, the Group’s consolidated net loss for the years ended December 31, 2008 and 2010 and for the six months ended June 30, 2010 would have been increased by $8,855, $28,069 and $4,983 (unaudited), respectively, and basic and diluted loss per share would have reported additional loss of $0.0067, $0.0176 and $0.0031 (unaudited) per share, respectively, and the Group’s consolidated net income for the six months ended June 30, 2011 would have been decreased by $25,293, and basic and diluted income per share would have reported reduced income of $0.0158 and $0.0157 per share, respectively. Melco Crown Gaming’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its subconcession agreement.

The effective tax rates for the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010 and 2011 were positive rates of 37.4%, 0.04%, 0.33% (unaudited), and 0.09%, respectively, and the effective tax rate for the year ended December 31, 2010 was a negative rate of 9.6%. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2008 and 2010 and the six months ended June 30, 2010 and 2011 and the impact of a net loss of Melco Crown Gaming during the year ended December 31, 2009.

APPENDIX IA	ACCOUNTANTS’ REPORT

The deferred tax assets and liabilities as of December 31, 2008, 2009 and 2010 and June 30, 2011 consisted of the following:

	December 31,			June 30,
	2008	2009	2010	2011
Deferred tax assets
Net operating loss carry forwards	$16,088	$33,085	$47,183	$50,550
Depreciation and amortization	28	—	—	—

Sub-total	$16,116	$33,085	$47,183	$50,550

Valuation allowance
Current	(1,330)	(7,311)	(6,968)	(17,816)
Long-term	(14,758)	(25,774)	(40,190)	(32,734)

Sub-total	$(16,088)	$(33,085)	$(47,158)	$(50,550)

Total net deferred tax assets	$28	$—	$25	$—

Deferred tax liabilities
Land use rights	$(18,686)	$(17,149)	$(16,209)	$(15,819)
Intangible assets	(505)	(505)	(505)	(505)
Unrealized capital allowance	—	(103)	(1,296)	(1,001)

Net deferred tax liabilities	$(19,191)	$(17,757)	$(18,010)	$(17,325)

As of December 31, 2008, 2009 and 2010 and June 30, 2011, valuation allowance of $16,088, $33,085, $47,158 and $50,550 were provided, respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of June 30, 2011, adjusted operating tax loss carry forwards, amounting to $148,470, $178,100 and $94,683 will expire in 2012, 2013 and 2014, respectively. Operating tax loss carry forwards of $58,064 has expired during the six months ended June 30, 2011.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the Financial Information carrying amounts and income tax base of assets and liabilities.

An evaluation of the tax position for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the Financial Information for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2008, 2009 and 2010 and June 30, 2011, there was no interest and penalties related to uncertain tax positions being recognized in the Financial Information. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong and the United States of America are 5 years, 6 years and 3 years, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

18. SHARE-BASED COMPENSATION

The Group has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the share incentive plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Group grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years, which the Board of Directors of the Company has approved the removal of the maximum limit of 50,000,000 over the first five years and the shareholders of the Company approved this removal at the general meeting held in May 2009. As of December 31, 2008, 2009 and 2010 and June 30, 2011, 69,570,105 shares, 62,964,552 shares, 63,347,487 shares and 56,036,178 shares out of 100,000,000 shares remain available for the grant of share options or restricted shares respectively.

The Group granted ordinary share options to certain personnel during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 with the exercise price determined at the closing price on the date of grant. These ordinary share options became exercisable over different vesting periods ranging from immediately vested on date of grant to four years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant, except for options granted in the exchange program, described below, which have a range of 7.7 to 8.3 years life.

During the year ended December 31, 2009, the Board of Directors of the Company approved a proposal to allow for a one-time share option exchange program, designed to provide eligible employees an opportunity to exchange certain outstanding underwater share options for a lesser amount of new share options to be granted with lower exercise prices. Share options eligible for exchange were those that were granted on or prior to April 11, 2008 under the Group’s share incentive plan in 2006. A total of approximately 5.4 million eligible share options were tendered by employees, representing 94% of the total share options eligible for exchange. The Group granted an aggregate of approximately 3.6 million new share options in exchange for the eligible share options surrendered. The exercise price of the new share options was $1.43, which was the closing price of the Company’s ordinary share on the grant date. No incremental share option expense was recognized for the exchange because the fair value of the new options, using Black-Scholes valuation model, was approximately equal to the fair value of the surrendered options they replaced. The significant assumptions used to determine the fair value of the new options includes expected dividend of nil, expected stock price volatility of 87.29%, risk-free interest rate of 2.11% and expected average life of 5.6 years.

During the year ended December 31, 2009, the Group settled bonus provision related to the year ended December 31, 2008 to employees with approximately 6.4 million restricted shares granted and vested on the same date in 2009. The total fair value of those restricted shares amounted to $6,914 and approximated the bonus balance accrued as of December 31, 2008 in the consolidated balance sheet.

APPENDIX IA	ACCOUNTANTS’ REPORT

The Group has also granted restricted shares to certain personnel during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011. These restricted shares have a vesting period ranging from immediately vested on date of grant to four years. The grant date fair value is determined with reference to the market closing price at date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option was estimated at the date of grant using the following weighted-average assumptions (excludes options granted in the share option exchange program):

	December 31,			June 30,
	2008	2009	2010	2011
Expected dividend yield	—	—	—	—
Expected stock price volatility	57.65%	74.60%	79.24%	81.87%
Risk-free interest rate	1.67%	1.45%	1.78%	2.07%
Expected average life of options (years)	4.7	5.5	5.5	5.1

APPENDIX IA	ACCOUNTANTS’ REPORT

Share Options

A summary of share options activity under the share incentive plan as of December 31, 2008, 2009 and 2010 and June 30, 2011, and changes during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 are presented below:

	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	3,716,876	$5.02
Granted	20,558,343	$1.83
Exercised	—	—
Forfeited	(2,003,178)	$4.34
Expired	(1,795)	$5.06

Outstanding at December 31, 2008	22,270,246	$2.14	9.63	$—

Granted	4,792,536	$1.07
Granted under option exchange program	3,612,327	$1.43
Exercised	—	—
Forfeited	(2,809,419)	$1.93
Expired	(104,738)	$4.58
Cancelled under option exchangeprogram	(5,418,554)	$4.39

Outstanding at December 31, 2009	22,342,398	$1.26	8.79	$1,600

Granted	4,266,174	$1.17
Exercised	(804,285)	$1.17
Forfeited	(5,169,216)	$1.27
Expired	(181,578)	$4.48

Outstanding at December 31, 2010	20,453,493	$1.22	7.20	$20,016

Granted	5,150,946	$2.52
Exercised	(3,439,650)	$1.03
Forfeited	(505,365)	$1.26
Expired	(39,492)	$5.06

Outstanding at June 30, 2011	21,619,932	$1.55	8.03	$58,726

Exercisable at December 31, 2008	383,385	$4.97	8.75	$—

Exercisable at December 31, 2009	364,950	$4.62	7.93	$—

Exercisable at December 31, 2010	7,950,311	$1.23	5.81	$8,060

Exercisable at June 30, 2011	6,229,069	$1.31	7.37	$18,489

APPENDIX IA	ACCOUNTANTS’ REPORT

A summary of share options vested and expected to vest at December 31, 2008 are presented below:

	21,886,861	21,886,861	21,886,861	21,886,861
	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.72- $5.06) (Note)	383,385	$4.97	8.75	$—

Note:	385,180 share options vested during the year ended December 31, 2008 of which 1,795 share options expired as of December 31, 2008.

	21,886,861	21,886,861	21,886,861	21,886,861
	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01- $ 5.06)	21,886,861	$2.09	9.63	$—

A summary of share options vested and expected to vest at December 31, 2009 are presented below:

	21,886,861	21,886,861	21,886,861	21,886,861
	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.01- $5.06) (Note)	364,950	$4.62	7.93	$—

Note:	1,593,810 share options vested during the year ended December 31, 2009 of which 104,738 share options expired. In addition, 1,507,507 vested share options were cancelled under the option exchange program during the year ended December 31, 2009.

	21886,8610	21886,8610	21886,8610	21886,8610
	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01- $5.06)	21,977,448	$1.21	8.79	$1,600

APPENDIX IA	ACCOUNTANTS’ REPORT

A summary of share options vested and expected to vest at December 31, 2010 are presented below:

	105,390,863	105,390,863	105,390,863	105,390,863
	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01-$5.06) (Note)	7,950,311	$1.23	5.81	$8,060

Note:	8,571,224 share options vested and 181,578 vested share options expired during the year ended December 31, 2010.

	150,390,863	150,390,863	150,390,863	150,390,863
	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01- $ 5.06)	12,503,182	$1.21	8.08	$11,956

A summary of share options vested and expected to vest at June 30, 2011 are presented below:

	120,50,3,182	120,50,3,182	120,50,3,182	120,50,3,182
	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01-$5.06) (Note)	6,229,069	$1.31	7.37	$18,489

Note:	1,757,900 share options vested and 39,492 vested share options expired during the six months ended June 30, 2011.

	105,390,863	105,390,863	105,390,863	105,390,863
	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01-$ 5.06)	15,390,863	$1.65	8.30	$40,237

The weighted-average fair value of share options granted (excludes options granted in the share option exchange program) during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 were $0.80, $0.67, $0.84 and $1.67, respectively. No share options were exercised during the years ended December 31, 2008 and 2009 and therefore no cash proceeds were recognized. 804,285 and 3,439,650 share options were exercised and proceeds amounted to $938 and $3,543 were recognized during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively. The total intrinsic value of share options exercised for the year ended December 31, 2010 and for the six months ended June 30, 2011 were $767 and $11,099, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

As of December 31, 2008, 2009 and 2010 and June 30, 2011, there was $16,310, $16,872, $6,988 and $12,572 unrecognized compensation costs related to unvested share options and the costs were expected to be recognized over a weighted-average period of 3.01 years, 2.71 years, 2.25 years and 2.41 years, respectively.

Restricted Shares

A summary of the status of the share incentive plan’s restricted shares as of December 31, 2008, 2009 and 2010 and June 30, 2011, and changes during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 are presented below:

	Number of Restricted Shares	Weighted- Average Grant Date Fair Value
Unvested at January 1, 2008	2,006,444	$6.33
Granted	6,529,844	1.30
Vested	(226,317)	6.33
Forfeited	(771,895)	5.88

Unvested at December 31, 2008 and January 1, 2009	7,538,076	$2.02
Granted	7,071,741	1.09
Vested	(10,825,445)	1.61
Forfeited	(538,341)	1.61

Unvested at December 31, 2009 and January 1, 2010	3,246,031	$1.41
Granted	1,463,151	1.38
Vested	(1,298,657)	1.67
Forfeited	(761,466)	1.27

Unvested at December 31, 2010 and January 1, 2011	2,649,059	$1.31
Granted	2,908,383	2.52
Vested	(390,363)	1.08
Forfeited	(203,163)	1.75

Unvested at June 30, 2011	4,963,916	$2.02

The total fair values at date of grant of the restricted shares vested during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 were $1,433, $17,433, $2,166 and $420, respectively.

As of December 31, 2008, 2009 and 2010 and June 30, 2011, there was $9,634, $2,901, $2,346 and $8,028 of unrecognized compensation costs related to restricted shares and the costs were expected to be recognized over a weighted-average period of 1.79 years, 2.25 years, 2.05 years and 2.52 years, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

The impact of share options and restricted shares for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 recognized in the Financial Information were as follows:

	$0.0000	$0.0000	$0.0000	$0.0000	$0.0000
	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Share options	$2,598	$5,169	$4,439	$1,914	$2,557
Restricted shares	4,420	6,638	1,606	589	1,299

Total share-based compensation expenses	$7,018	$11,807	$6,045	$2,503	$3,856
Less: share-based compensation expenses capitalized in construction in progress	(163)	(422)	(2)	—	—

Share-based compensation recognized in general and administrative expenses	$6,855	$11,385	$6,043	$2,503	$3,856

19. EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for their employees in Macau, Hong Kong, the United States of America and other jurisdictions. For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, the Group’s contributions into the provident fund were $4,584, $5,012, $5,070, $2,816 (unaudited) and $2,851, respectively.

20. OPERATING INCOME (LOSS)

Operating income (loss) is arrived at after charging (crediting):

	$000.00	$000.00	$000.00	$000.00	$000.00
	Year Ended December 31,		Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Auditor’s remuneration	$1,647	$929	$906	$601	$451
(Gain) loss on disposal of property and equipment	$(328)	$640	$176	$102	$3

APPENDIX IA	ACCOUNTANTS’ REPORT

21. DIRECTORS’ EMOLUMENTS

Details of the emoluments paid or payable to the Directors during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 were as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Executive Directors
Fees	$—	$—	$—	$—	$—
Performance bonuses	1,156	—	2,074	88	788
Salaries and other benefits	1,019	713	1,050	525	525
Share-based compensation	2,696	3,489	1,120	555	964
Retirement benefit scheme contributions	1	2	2	1	1
Independent non-executive Directors
Fees	455	334	358	173	183
Share-based compensation	242	355	283	140	183

	$5,569	$4,893	$4,887	$1,482	$2,644
Waiver of emoluments	—	—	(200)	(200)	(120)

Total emoluments	$5,569	$4,893	$4,687	$1,282	$2,524

Note:	Performance bonuses are determined with reference to the performance of individuals and market trends.

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, no emoluments have been paid to the Directors as an inducement to join or upon joining the Company, or as compensation for loss of office. Except for one Director who waived emoluments of $200 related to services provided in 2008 and 2009 during the year ended December 31, 2010 and the six months ended June 30, 2010, and one Director who waived emoluments of $120 related to services provided in 2010 during the six months ended June 30, 2011, no Director waived any emoluments during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

22. EMPLOYEES’ EMOLUMENTS

For each of the three years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, the five highest paid individuals included one Director of the Company. The emoluments of the remaining four highest paid individuals for the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011 are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Basic salaries, housing allowances, other allowances and benefits in kind	$2,899	$1,724	$2,912	$977	$1,123
Performance bonuses	1,294	—	1,908	130	955
Retirement benefit scheme contributions	222	157	94	58	79
Share-based compensation	2,089	2,325	1,828	845	900

	$6,504	$4,206	$6,742	$2,010	$3,057

Note:	Performance bonuses are determined with reference to the performance of individuals and market trends.

APPENDIX IA	ACCOUNTANTS’ REPORT

Their emoluments were within the following bands:

	Number of Employees
	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
HK$2,500,001 (approximately $321) to HK $3,000,000 (approximately $ 386)	—	—	—	1	—
HK$3,000,001 (approximately $386) to HK $3,500,000 (approximately $ 450)	—	—	—	1	—
HK$3,500,001 (approximately $450) to HK $4,000,000 (approximately $ 514)	—	—	—	1	—
HK$4,000,001 (approximately $514) to HK $4,500,000 (approximately $ 578)	—	—	—	—	1
HK$5,000,001 (approximately $643) to HK $5,500,000 (approximately $ 707)	—	—	—	—	1
HK$5,500,001 (approximately $707) to HK $6,000,000 (approximately $ 771)	—	—	—	1	—
HK$6,000,001 (approximately $771) to HK $6,500,000 (approximately $ 835)	—	1	—	—	—
HK$6,500,001 (approximately $835) to HK $7,000,000 (approximately $ 900)	—	1	—	—	1
HK$7,000,001 (approximately $900) to HK $7,500,000 (approximately $ 964)	1	—	—	—	1
HK$7,500,001 (approximately $964) to HK $8,000,000 (approximately $ 1,028)	—	1	—	—	—
HK$8,500,001 (approximately $1,092) to HK $9,000,000 (approximately $ 1,157)	1	—	—	—	—
HK$9,500,001 (approximately $1,221) to HK $10,000,000 (approximately $ 1,285)	—	—	1	—	—
HK$10,000,001 (approximately $1,285) to HK $10,500,000 (approximately $ 1,350)	—	—	1	—	—
HK$11,000,001 (approximately $1,414) to HK $11,500,000 (approximately $ 1,478)	—	—	1	—	—
HK$12,000,001 (approximately $1,542) to HK $12,500,000 (approximately $ 1,607)	1	1	—	—	—
HK$21,000,001 (approximately $2,699) to HK $21,500,000 (approximately $ 2,763)	—	—	1	—	—
HK$22,000,001 (approximately $2,828) to HK $22,500,000 (approximately $ 2,892)	1	—	—	—	—

	4	4	4	4	4

23. DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year/period in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2008, 2009 and 2010 and June 30, 2011, the balance of the reserve amounted to $3 in each of those years/period.

APPENDIX IA	ACCOUNTANTS’ REPORT

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries were only be able to pay dividends if they satisfied certain financial tests and conditions.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cashflow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group since the City of Dreams Project Facility was further amended on June 30, 2011 subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries.

24.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of June 30, 2011, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams totaling $9,132.

Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle an offer from the Macau Government to acquire the Cotai Land in Macau, where the City of Dreams site is located, for approximately $105,091, with $37,437 paid at signing of the government lease in February 2008. In August 2008, Melco Crown (COD) Developments obtained the official title of this land use right for approximately $105,091, of which $37,437, $58,340, $65,659 and $73,161 has been paid as of December 31, 2008, 2009 and 2010 and June 30, 2011, respectively and the remaining amount of $67,654, $46,751, $39,432 and $31,930 as of December 31, 2008, 2009 and 2010 and June 30, 2011, accrued with 5% interest per annum, will be paid in nine, six, five and four biannual instalments, respectively, with the first instalment paid in February 2009. In November 2009, Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau Government and recognized additional land premium of $32,118 payable to the Macau Government for the increased developable gross floor area of Cotai Land for City of Dreams. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional land premium to the Macau Government. The land grant amendment process was completed on September 15, 2010. As of December 31, 2008, 2009 and 2010 and June 30, 2011, the total outstanding balances of the land use right has been included in accrued expenses and other current liabilities in an amount of $13,763, $29,781, $15,191 and $15,571 and in land use right payable in an amount of $53,891, $39,432, $24,241 and $16,359, respectively. A guarantee deposit of approximately $424 was also paid upon signing of the government lease in February 2008. As of December 31, 2008, according to the initial terms of the offer from the Macau Government, payment in the form of government land use fees in an aggregate amount of $424 and $903 per annum will be payable to the Macau Government during the construction period and following the completion of construction, respectively. As of December 31, 2009 and 2010 and June 30, 2011, according to the terms of the revised offer from the Macau Government, payment in the form of government land use fees in an aggregate amount of $1,185 per annum is payable to the Macau Government. The payment in the form of government land use fees may be adjusted every five years as agreed between the Macau Government and Melco Crown (COD) Developments, using the applicable market rates in effect at the time of the adjustment. As of June 30, 2011, the Group’s total commitments of payment in the form of government land use fees for the City of Dreams site was $26,161.

APPENDIX IA	ACCOUNTANTS’ REPORT

In 2006, the Macau Government had officially granted the Taipa Land to Altira Developments. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006. Payment in the form of government land use fees in an aggregate amount of $171 per annum became payable to the Macau Government and such amount may be adjusted every five years as agreed between the Macau Government and Altira Developments, using the applicable market rates in effect at the time of the adjustment. As of June 30, 2011, the Group’s total commitments of payment in form of government land use fees for the Altira Macau site was $3,367.

As disclosed in Note 8, the Group paid $65,000 deposit for acquisition of subsidiaries upon signing of the share purchase agreement and the remaining consideration payable of $295,000 remains unsettled as at June 30, 2011.

As of December 31, 2008, MCE Holdings Two entered into an agreement to purchase the entire issued share capital of a company which holds the rights to a land lease in respect of a plot of land on the Macau Peninsula. The aggregate consideration was $192,802 and an amount of $12,853 was paid as a down payment upon signing of the sale and purchase agreement and was included in deposit for acquisition of land interest as disclosed in Note 9. The balance was payable on completion of the acquisition, which was subject to conditions that were not under control of the Group. The targeted completion date of July 27, 2009 for the acquisition of the Macau Peninsula site passed and the acquisition agreement was terminated by the relevant parties on December 17, 2009. The deposit under the acquisition agreement was refunded to the Group in December 2009.

(b)	Lease Commitments and Other Arrangements

Operating Leases — As a lessee

The Group leases office space, Mocha Clubs sites and staff quarters under non-cancellable operating lease agreements that expire at various dates through December 2021. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor. During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, the Group incurred rental expenses amounting to $12,060, $14,557, $15,373, $7,504 (unaudited) and $8,167, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

As of June 30, 2011, minimum lease payments under all non-cancellable leases were as follows:

Six months ending December 31, 2011	$6,974
Year ending December 31, 2012	8,745
Year ending December 31, 2013	6,122
Year ending December 31, 2014	4,075
Year ending December 31, 2015	2,779
Over 2015	7,103

$35,798

As grantor of operating and right to use arrangement

The Group entered into non-cancellable operating and right to use agreements for mall spaces in the City of Dreams site with various retailers that expire at various dates through July 2016. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, the Group received contingent fees amounting to nil, $5,547, $12,801, $6,063 (unaudited) and $7,963, respectively.

As of June 30, 2011, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Six months ending December 31, 2011	$5,733
Year ending December 31, 2012	11,295
Year ending December 31, 2013	10,604
Year ending December 31, 2014	9,835
Year ending December 31, 2015	5,568
Over 2015	1,581

$44,616

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitments

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:

(i)	To make minimum investments in Macau of $499,164 (MOP4,000,000,000) by December 2010 and the Group has completed this requirement as of December 31, 2010.

(ii)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

(iii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

APPENDIX IA	ACCOUNTANTS’ REPORT

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

(iv)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

(v)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

(vi)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

(vii)	Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession. A sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.

As of June 30, 2011, the Group had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and City of Dreams totaling $2,476. Expenses for the shuttle buses and limousines services during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 amounted to $3,457, $10,653, $12,709, $6,409 (unaudited) and $6,339, respectively.

As of June 30, 2011, the Group had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Mocha Clubs, Altira Macau and City of Dreams totaling $9,913. Expenses for such services during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 amounted to $2,432, $5,561, $17,201, $6,536 (unaudited) and $9,809, respectively.

As of June 30, 2011, the Group had other commitments contracted for but not provided in respect of trademark and memorabilia license fees for the operations of City of Dreams hotels and casino totaling $7,132. Expenses for the trademark and memorabilia license fees during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011 amounted to nil, $889, $1,610, $769 (unaudited) and $862, respectively.

As of June 30, 2011, the Group had other commitments contracted for but not provided in respect of fees for the operation of an entertainment show in City of Dreams, which commenced performance in September 2010, totaling $24,917. Fees for the operation of the entertainment show during the year ended December 31, 2010 and the six months ended June 30, 2011 amounted to $2,349 and $4,044, respectively.

APPENDIX IA	ACCOUNTANTS’ REPORT

(d)	Contingencies

As of December 31, 2008, 2009 and 2010 and June 30, 2011, Melco Crown Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 24(c)(vii).

As of December 31, 2008, 2009 and 2010 and June 30, 2011, the Group has entered into two deeds of guarantee with third parties amounted to $10,000 to guarantee certain payment obligations of the City of Dreams’ operations.

During the year ended December 31, 2009, the Group issued a bank guarantee to the Macau Government amounted to $22,462 (MOP180,000,000) to guarantee payment of the additional land premium payable as disclosed in Note 9. The guarantee has been released as of December 31, 2010.

(e)	Litigation

As of December 31, 2008, 2009 and 2010 and June 30, 2011, the Company is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Group’s financial position or results of operations.

APPENDIX IA	ACCOUNTANTS’ REPORT

25.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011, the Group entered into the following significant related party transactions:

		Year Ended December 31,						Six Months Ended June 30,
Related companies	Nature of transactions	2008		2009		2010		2010		2011
		Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)
								(unaudited)
Transactions with affiliated companies
Chang Wah Garment Manufacturing Company Limited (“Chang Wah”)(1)	Operating and office supplies expenses	$—	$15	$—	$175	$—	$—	$—	$—	$—	$—
	Purchase of property and equipment	—	29	—	150	—	—	—	—	—	—
Crown’s subsidiary	Consultancy fee capitalized in construction in progress	12	160	980	332	—	—	—	—	—	—
	Consultancy fee recognized as expense(7)	258	(110)	659	102	298	—	(37)	—	257	—
	Management fees expense	—	1,698	—	45	—	3	—	2	—	—
	Office rental expense	—	—	—	13	—	3	—	3	—	—
	Purchase of property and equipment	227	—	—	74	—	—	—	—	—	—
	Service fee expense(6)	—	143	—	48	—	(24)	—	(24)	—	—
	Traveling expense recognized as expense	2	—	12	—	—	—	—	—	—	—
	Other service fee income(6)	—	276	—	767	30	(16)	12	(16)	22	—
	Rooms and food and beverage income	50	—	—	—	3	—	3	—	—	—

APPENDIX IA	ACCOUNTANTS’ REPORT

		Year Ended December 31,						Six Months Ended June 30,
Related		2008		2009		2010		2010		2011
companies	Nature of transactions	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)
								(unaudited)
Lisboa Holdings Limited(2)	Office rental expense	$691	$—	$1,105	$—	$1,106	$—	$553	$—	$746	$—
Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	7	—	—	—	—	—	—	—	7	—
	Consultancy fee capitalized in construction in progress	—	74	—	—	—	—	—	—	—	—
	Consultancy fee recognized as expense	729	291	465	75	467	103	199	103	227	—
	Management fees expense	—	—	—	—	14	—	7	—	7	—
	Network support fee expense	—	52	—	28	—	—	—	—	—	—
	Office rental expense	484	—	485	—	533	—	267	—	266	—
	Operating and office supplies expense	4	202	4	29	55	105	—	105	2	—
	Purchase of property and equipment	—	15,555	248	54,773	—	1,287	—	1,206	171	—
	Repairs and maintenance expenses	—	434	—	87	—	236	—	236	—	—
	Service fee expense(4)	631	7	642	4	516	8	264	8	261	—
	Other service fee income	—	—	129	—	254	—	103	—	145	—
	Rooms and food and beverage income	—	21	2	10	5	8	4	8	18	—
	Sales proceeds for disposal of property and equipment	—	2,788	—	—	—	—	—	—	—	—

APPENDIX IA	ACCOUNTANTS’ REPORT

		Year Ended December 31,						Six Months Ended June 30,
Related		2008		2009		2010		2010		2011
companies	Nature of transactions	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)
								(unaudited)
MGM Grand Paradise Limited (“MGM”)(2)	Office rental expense	$—	$—	$—	$155	$—	$—	$—	$—	$—	$—
	Operating and office supplies expenses	—	—	—	—	3	—	—	—	—	—
	Purchase of property and equipment	—	—	—	37	—	—	—	—	—	—

Shuffle Master Asia Limited (“Shuffle Master”)(3)	Operating and office supplies expenses	—	19	—	31	—	—	—	—	—	—
	Purchase of property and equipment	—	516	—	4,200	—	—	—	—	—	—
	Repairs and maintenance expenses	—	215	—	—	—	—	—	—	—	—
Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”)(2)	Advertising and promotional expenses	—	536	—	126	—	—	—	—	—	—
	Office rental expense	46	—	131	—	212	—	95	—	62	—
	Operating and office supplies expenses	—	—	18	—	18	—	9	—	10	—
	Purchase of property and equipment	—	—	—	—	—	—	—	—	—	6
	Traveling expense recognized as expense(5)	520	—	2,058	—	2,750	—	1,500	—	1,243	—
	Rooms and food and beverage income	—	—	—	—	64	—	—	—	160	—
Sky Shuttle Helicopters Limited(2)	Traveling expense recognized as expense	298	—	852	—	1,433	—	654	—	993	—

APPENDIX IA	ACCOUNTANTS’ REPORT

		Year Ended December 31,						Six Months Ended June 30,
Related		2008		2009		2010		2010		2011
companies	Nature of transactions	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)
								(unaudited)
Sociedade de Jogos de Macau S.A. (“SJM”)(2)	Office rental expense	$—	$—	$—	$206	$—	$158	$—	$79	$—	$—
	Traveling expense capitalized in construction in progress(5)	—	—	—	—	—	—	—	—	1	—
	Traveling expense recognized as expense(5)	—	—	—	—	—	—	—	—	313	—
Stargames Corporation Pty. Limited (“Stargames”)(3)	Repairs and maintenance expenses	—	6	—	—	—	—	—	—	—	—
Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”) and its subsidiaries (together with STDM referred to as “STDM Group”)(2)	Advertising and promotional expenses	52	2	51	34	39	36	39	—	39	—
	Office rental expense	245	—	259	—	259	—	130	—	130	—
	Operating and office supplies expenses	—	15	—	—	—	—	—	—	—	—
	Service fee expense	—	—	—	54	—	—	—	—	—	—
	Traveling expense capitalized in construction in progress(5)	9	57	18	47	1	2	1	2	—	—
	Traveling expense recognized as expense(5)	144	721	197	542	121	671	89	298	80	17

APPENDIX IA	ACCOUNTANTS’ REPORT

		Year Ended December 31,						Six Months Ended June 30,
Related		2008		2009		2010		2010		2011
companies	Nature of transactions	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)	Continuing	Discontinued(8)
								(unaudited)
Transactions with shareholders Crown	Interest charges capitalized in construction in progress	$—	$950	$—	$198	$—	$—	$—	$—	$—	$—
	Interest charges recognized as expense	—	—	—	77	—	86	—	31	—	50
	Other service fee income	—	—	—	—	—	—	—	—	4	—
	Rooms and food and beverage income	—	—	—	—	—	—	—	—	39	—
Melco	Interest charges capitalized in construction in progress	—	2,417	—	765	—	—	—	—	—	—
	Interest charges recognized as expense	—	—	—	138	—	156	—	57	—	89
	Other service fee income	—	—	—	—	23	—	23	—	—	—
	Rooms and food and beverage income	29	—	11	—	39	—	26	—	15	—

APPENDIX IA	ACCOUNTANTS’ REPORT

Notes:

(1)	A company in which a relative of Mr. Lawrence Ho had beneficial interest until end of December 2009.

(2)	Companies in which a relative/relatives of Mr. Lawrence Ho has/have beneficial interests.

(3)	Companies in which the Company’s former Chief Operating Officer, who resigned this position in May 2009, was an independent non-executive director of its parent company.

(4)	The amounts mainly represents the Group’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(5)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(6)	The negative amounts including reversal of over-accrual of related expenses/income during the year/period.

(7)	The negative amounts including reversal of over-accrual of consultancy fee during the year/period.

(8)	In the opinion of Directors, the above transactions will be discontinued upon listing of the shares of the Company on the Stock Exchange.

APPENDIX IA	ACCOUNTANTS’ REPORT

The Directors of the Company consider the above transactions were carried out in the Group’s ordinary course of business and in accordance with the terms of the agreements.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses by the Group as of December 31, 2008, 2009 and 2010 and June 30, 2011 are as follows:

The Group

	December 31,			June 30,
	2008	2009	2010	2011
Crown’s subsidiary	$—	$—	$—	$27
Melco’s subsidiaries and its associated companies	650	1	1,464	1,690
Shun Tak Group	—	—	64	232

	$650	$1	$1,528	$1,949

The maximum amount outstanding due from Crown’s subsidiary to the Group was $27 during the six months ended June 30, 2011.

The maximum amounts outstanding due from Melco’s subsidiaries to the Group during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 were $2,655, $650, $1,757 and $1,828, respectively. The maximum amounts outstanding due from Melco’s associated companies to the Group during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2011 were nil, $1, $5 and $1, respectively.

The maximum amounts outstanding due from Shun Tak Group to the Group during the year ended December 31, 2010 and the six months ended June 30, 2011 were $64 and $232, respectively.

The Company

The outstanding balances due from Melco’s subsidiaries to the Company as of December 31, 2010 and June 30, 2011 were $1,351 and $1,542, respectively, and the maximum amounts outstanding during the year ended December 31, 2010 and the six months ended June 30, 2011 were $1,575 and $1,542, respectively.

The outstanding balances due from affiliated companies to the Group and the Company as of December 31, 2008, 2009 and 2010 and June 30, 2011 as mentioned above are unsecured, non-interest bearing and repayable on demand.

APPENDIX IA	ACCOUNTANTS’ REPORT

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of December 31, 2008, 2009 and 2010 and June 30, 2011 are as follows:

The Group

	$1,958	$1,958	$1,958	$1,958
	December 31,			June 30,
	2008	2009	2010	2011
Chang Wah	$10	$32	$—	$—
Crown’s subsidiary	241	975	99	—
Melco’s subsidiaries and its associated companies	1,507	5,766	134	310
Shuffle Master	4	—	—	—
Shun Tak Group	8	440	276	298
SJM	—	—	—	139
STDM Group	215	171	164	1

	$1,985	$7,384	$673	$748

The Company

	$1,958	$1,958	$1,958	$1,958
	December 31,			June 30,
	2008	2009	2010	2011
Crown’s subsidiary	$189	$1,010	$137	$7
Melco’s subsidiaries	1,364	610	—	—

	$1,553	$1,620	$137	$7

The outstanding balances due to affiliated companies by the Group and the Company as of December 31, 2008, 2009 and 2010 and June 30, 2011 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Amounts Due To/Loans From Shareholders

Melco and Crown provided loans to the Group mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

The outstanding loan balances due to Melco as of December 31, 2008, 2009 and 2010 and June 30, 2011 amounted to HK$578,577,752 (approximately $74,367) in each of those years/ period, are unsecured and interest bearing at 3-month HIBOR per annum and at 3-month HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009. The maximum amount of outstanding balance due to Melco for the period from January 1, 2008 to June 30, 2011 was HK$578,577,752 (approximately $74,367). As of December 31, 2008, 2009 and 2010 and June 30, 2011, the loan balance due to Melco is repayable in May 2010, May 2011, May 2012 and May 2013, respectively, according to the extension agreements entered into during respective years/period.

The amounts of $916, $17, $23 and $18 due to Melco by the Group as of December 31, 2008, 2009 and 2010 and June 30, 2011, respectively, mainly related to interest payable on the outstanding loan balances, are unsecured, non-interest bearing and repayable on demand.

APPENDIX IA	ACCOUNTANTS’ REPORT

The amounts due to Melco by the Company as of December 31, 2008, 2009 and 2010 and June 30, 2011 were $916, $14, $23 and $25, respectively, and are unsecured, non-interest bearing and repayable on demand.

The outstanding loan balances due to Crown as of December 31, 2008, 2009 and 2010 and June 30, 2011 amounted to HK$321,157,031 (approximately $41,280) in each of those years/ period, are unsecured and interest bearing at 3-month HIBOR per annum. The maximum amount of outstanding balance due to Crown for the period from January 1, 2008 to June 30, 2011 was HK$321,157,031 (approximately $41,280). As of December 31, 2008, 2009 and 2010 and June 30, 2011, the loan balance due to Crown is repayable in May 2010, May 2011, May 2012 and May 2013, respectively, according to the extension agreements entered into during respective years/ period.

The amounts of $116, $8, $13 and $14 due to Crown by the Group and the Company as of December 31, 2008, 2009, 2010 and June 30, 2011, respectively, related to interest payable on the outstanding loan balances, are unsecured, non-interest bearing and repayable on demand.

The shareholders’ loans are expected to be converted into equity, according to the loan capitalization agreement dated November 18, 2011 based on a conversion price, which is one-third of the volume weighted average price of the Company’s ADS over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three ordinary shares.

(d)	As disclosed in Note 9, on May 17, 2006, MCE Holdings Two entered into a conditional agreement to acquire the Macau Peninsula site. The acquisition was through the purchase of the entire issued share capital of a company holding title to the Macau Peninsula site. Dr. Stanley Ho was one of the directors but held no shares in such company. Dr. Stanley Ho is the father of Mr. Lawrence Ho and was the chairman of Melco until he resigned that position in March 2006. The title holding company holds the rights to the land lease of the Macau Peninsula site which was approximately 6,480 square meters. The targeted completion date of July 27, 2009 for the acquisition of the Macau Peninsula site passed and the acquisition agreement was terminated by the relevant parties on December 17, 2009. The deposit under the acquisition agreement was refunded to the Group in December 2009.

(e)	As of December 31, 2008, 2009, 2010 and June 30, 2011, the amounts due from (to) subsidiaries are unsecured, non-interest bearing and repayable on demand.

APPENDIX IA	ACCOUNTANTS’ REPORT

26.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. As of December 31, 2008, different gaming and hospitality business units including Mocha Clubs and Altira Macau were the two primary businesses of the Group. Subsequent to the opening of City of Dreams in June 2009, City of Dreams has become one of the three primary businesses of the Group as of December 31, 2009, 2010 and June 30, 2011. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

	December 31,			June 30,
	2008	2009	2010	2011
Mocha Clubs	$166,241	$144,455	$145,173	$160,763
Altira Macau	614,536	575,477	571,504	672,007
City of Dreams	2,117,951	3,075,052	3,202,692	3,063,087
Corporate and Others	1,596,714	1,067,861	965,071	1,659,154

Total consolidated assets	$4,495,442	$4,862,845	$4,884,440	$5,555,011

Capital Expenditures

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Mocha Clubs	$15,491	$11,448	$13,140	$1,645	$—
Altira Macau	6,275	6,712	7,784	480	3,462
City of Dreams	1,148,098	808,424	94,279	61,528	12,296
Corporate and Others	21,334	2,152	4,457	741	67

Total capital expenditures	$1,191,198	$828,736	$119,660	$64,394	$15,825

For the years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, there was no single customer that contributed more than 10% of the total revenues.

APPENDIX IA	ACCOUNTANTS’ REPORT

The Group’s segment information on its results of operations for the following years/periods is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
NET REVENUES
Mocha Clubs	$91,967	$97,984	$111,984	$53,638	$66,142
Altira Macau	1,313,047	658,043	859,755	427,846	576,952
City of Dreams	—	552,141	1,638,401	645,644	1,108,276
Corporate and Others	11,120	24,705	31,836	14,117	15,172

Total net revenues	$1,416,134	$1,332,873	$2,641,976	$1,141,245	$1,766,542

ADJUSTED PROPERTY EBITDA(1)
Mocha Clubs	$25,805	$25,416	$29,831	$13,616	$21,389
Altira Macau	162,487	13,702	133,679	58,501	114,132
City of Dreams	(23)	56,666	326,338	113,807	237,352

Total adjusted property EBITDA	188,269	95,784	489,848	185,924	372,873

OPERATING COSTS AND EXPENSES
Pre-opening costs	(21,821)	(91,882)	(18,648)	(6,982)	(1,285)
Development costs	—	—	—	—	(1,110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)	(28,619)	(28,619)
Amortization of land use rights	(18,269)	(18,395)	(19,522)	(9,760)	(9,763)
Depreciation and amortization	(51,379)	(141,864)	(236,306)	(113,733)	(128,136)
Share-based compensation	(6,855)	(11,385)	(6,043)	(2,503)	(3,856)
Property charges and others	(290)	(7,040)	(91)	34	(1,025)
Corporate and others expenses	(31,244)	(40,028)	(59,489)	(25,595)	(35,277)

Total operating costs and expenses	(187,095)	(367,831)	(397,336)	(187,158)	(209,071)

OPERATING INCOME (LOSS)	1,174	(272,047)	92,512	(1,234)	163,802

NON-OPERATING EXPENSES
Interest income	8,215	498	404	160	864
Interest expenses, net of capitalized interest	—	(31,824)	(93,357)	(36,926)	(54,860)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	—	—	(4,310)
Amortization of deferred financing costs	(765)	(5,974)	(14,302)	(6,944)	(8,220)
Loan commitment fees	(14,965)	(2,253)	3,811	4,324	(461)
Foreign exchange gain, net	1,436	491	3,563	17	191
Other income, net	972	2,516	1,074	1,041	2,064
Costs associated with debt modification	—	—	(3,310)	(3,156)	—
Loss on extinguishment of debt	—	—	—	—	(25,193)

Total non-operating expenses	(5,107)	(36,546)	(102,117)	(41,484)	(89,925)

(LOSS) INCOME BEFORE INCOME TAX	(3,933)	(308,593)	(9,605)	(42,718)	73,877
INCOME TAX CREDIT (EXPENSE)	1,470	132	(920)	143	(69)

NET (LOSS) INCOME	$(2,463)	$(308,461)	$(10,525)	$(42,575)	$73,808

Note:

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses. The chief operating decision maker used Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

APPENDIX IA	ACCOUNTANTS’ REPORT

27. INVESTMENTS IN SUBSIDIARIES

Investments in subsidiaries are included in the balance sheets using equity accounting method.

B. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

The Financial Information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The significant differences, that have a material impact on shareholders’ equity and net income (loss), relate principally to the accounting for the following:

(a)	Capitalization of amortization of land use rights as property and equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b)	Borrowing costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

APPENDIX IA	ACCOUNTANTS’ REPORT

(c) Deferred income taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be a temporary differences, and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau and City of Dreams are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives is different.

(d)	Share-based compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its Financial Information. Compensation expense recognized will be different under U.S. GAAP and IFRS.

(e)	Deferred financing costs

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the balance sheets as a reduction of debt balance under IFRS.

APPENDIX IA	ACCOUNTANTS’ REPORT

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on shareholders’ equity and net income (loss) during the Track Record Period but may affect future periods and the relevant details are set out below:

Impairment of assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the Track Record Period, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on shareholders’ equity or net income (loss) during the Track Record Period.

APPENDIX IA	ACCOUNTANTS’ REPORT

The material adjustments necessary to restate net income (loss) and shareholders’ equity in accordance with IFRS are summarized as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
Net (loss) income as reported under
U.S. GAAP	$(2,463)	$(308,461)	$(10,525)	$(42,575)	$73,808
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	12,388	6,872	382	286	—
Additional (reduction in) capitalization of borrowing costs as property and equipment	765	(110)	1,129	835	—
Reversal of deferred tax in relation to land use rights	(2,038)	(1,537)	(940)	(510)	(390)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	948	941	941	470	470
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(406)	(1,057)	(1,847)	(877)	(1,013)
Additional share-based compensation recognized	(730)	(1,449)	(210)	(440)	(476)
Financing costs recognized as part of loss on extinguishment of debt	—	—	—	—	(27,642)

Net income (loss) under IFRS	$8,464	$(304,801)	$(11,070)	$(42,811)	$44,757

Net income (loss) per share under IFRS:
Basic	$0.0064	$(0.2079)	$(0.0069)	$(0.0268)	$0.0280

Diluted	$0.0064	$(0.2079)	$(0.0069)	$(0.0268)	$0.0277

Weighted average shares used in net income (loss) per share calculation under IFRS:
Basic	1,320,946,942	1,465,974,019	1,595,552,022	1,595,281,416	1,599,631,942

Diluted	1,324,844,698	1,465,974,019	1,595,552,022	1,595,281,416	1,612,966,012

APPENDIX IA	ACCOUNTANTS’ REPORT

	December 31,			June 30,
	2008	2009	2010	2011
Shareholders’ equity as reported under U.S. GAAP	$2,408,604	$2,509,044	$2,523,191	$2,614,827
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	40,543	47,415	47,797	47,797
Additional capitalization of borrowing costs as property and equipment	470	360	1,489	1,489
Reversal of deferred tax in relation to land use rights	(6,036)	(7,573)	(8,513)	(8,903)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	2,960	3,901	4,842	5,312
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(664)	(1,721)	(3,568)	(4,581)
Financing costs recognized as part of loss on extinguishment of debt	—	—	—	(27,642)

Shareholders’ equity as reported under IFRS	$2,445,877	$2,551,426	$2,565,238	$2,628,299

A reconciliation of the significant balance sheet accounts from amounts reported under U.S. GAAP to the amounts determined under IFRS is as follows:

	December 31,			June 30, 2011
	2008	2009	2010
Property and equipment, net:
As reported	$2,107,722	$2,786,646	$2,671,895	$2,562,896
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	40,543	47,415	47,797	47,797
Additional capitalization of borrowing costs as property and equipment	470	360	1,489	1,489
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(664)	(1,721)	(3,568)	(4,581)

Under IFRS	$2,148,071	$2,832,700	$2,717,613	$2,607,601

Deferred financing costs:
As reported	$49,336	$38,948	$45,387	$46,460
IFRS adjustment (Note):
Financing costs recognized as part of loss on extinguishment of debt	—	—	—	(27,642)

Under IFRS	$49,336	$38,948	$45,387	$18,818

Note:	The IFRS adjustment does not include the reclassification of the deferred financing costs as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income (loss).

APPENDIX IA	ACCOUNTANTS’ REPORT

	December 31,			June 30,
	2008	2009	2010	2011
Land use rights, net:
As reported	$433,853	$447,576	$428,155	$418,392
IFRS adjustments:
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	2,960	3,901	4,842	5,312
Reversal of deferred tax impact recognized upon acquisition of land use rights	(24,722)	(24,722)	(24,722)	(24,722)

Under IFRS	$412,091	$426,755	$408,275	$398,982

Deferred tax liabilities:
As reported	$19,191	$17,757	$18,010	$17,325
IFRS adjustments:
Reversal of deferred tax in relation to land use rights	6,036	7,573	8,513	8,903
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(24,722)	(24,722)	(24,722)	(24,722)

Under IFRS	$505	$608	$1,801	$1,506

Additional paid-in capital:
As reported	$2,689,257	$3,088,768	$3,095,730	$3,103,092
IFRS adjustment:
Additional share-based compensation recognized	2,727	4,176	4,386	4,862

Under IFRS	$2,691,984	$3,092,944	$3,100,116	$3,107,954

Accumulated losses:
As reported	$258,180	$566,641	$577,166	$503,358
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(40,543)	(47,415)	(47,797)	(47,797)
Additional capitalization of borrowing costs as property and equipment	(470)	(360)	(1,489)	(1,489)
Reversal in deferred tax in relation to land use rights	6,036	7,573	8,513	8,903
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(2,960)	(3,901)	(4,842)	(5,312)
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	664	1,721	3,568	4,581
Additional share-based compensation recognized	2,727	4,176	4,386	4,862
Financing costs recognized as part of loss on extinguishment of debt	—	—	—	27,642

Under IFRS	$223,634	$528,435	$539,505	$494,748

APPENDIX IA	ACCOUNTANTS’ REPORT

A reconciliation of the significant statements of operations accounts from amounts reported under U.S. GAAP to the amounts determined under IFRS is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2008	2009	2010	2010	2011
				(unaudited)
General and administrative expenses:
As reported	$90,707	$130,986	$199,830	$91,349	$104,314
IFRS adjustment:
Additional share-based compensation recognized	730	1,449	210	440	476

Under IFRS	$91,437	$132,435	$200,040	$91,789	$104,790

Amortization of land use rights:
As reported	$18,269	$18,395	$19,522	$9,760	$9,763
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(12,388)	(6,872)	(382)	(286)	—
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(948)	(941)	(941)	(470)	(470)

Under IFRS	$4,933	$10,582	$18,199	$9,004	$9,293

Depreciation and amortization:
As reported	$51,379	$141,864	$236,306	$113,733	$128,136
IFRS adjustment:
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	406	1,057	1,847	877	1,013

Under IFRS	$51,785	$142,921	$238,153	$114,610	$129,149

Interest expenses, net of capitalized interest:
As reported	$—	$31,824	$93,357	$36,926	$54,860
IFRS adjustment:
Reduction in (additional) capitalization of borrowing costs as property and equipment	—	91	(1,129)	(835)	—

Under IFRS	$—	$31,915	$92,228	$36,091	$54,860

Amortization of deferred financing costs:
As reported	$765	$5,974	$14,302	$6,944	$8,220
IFRS adjustment:
(Additional) reduction in capitalization of borrowing costs as property and equipment	(765)	19	—	—	—

Under IFRS	$—	$5,993	$14,302	$6,944	$8,220

Loss on extinguishment of debt:
As reported	$—	$—	$—	$—	$25,193
IFRS adjustment:
Financing costs recognized as part of loss on extinguishment of debt	—	—	—	—	$27,642

Under IFRS	$—	$—	$—	$—	$52,835

Income tax credit (expense):
As reported	$1,470	$132	$(920)	$143	$(69)
IFRS adjustment:
Reversal of deferred tax in relation to land use rights	(2,038)	(1,537)	(940)	(510)	(390)

Under IFRS	$(568)	$(1,405)	$(1,860)	$(367)	$(459)

APPENDIX IA	ACCOUNTANTS’ REPORT

In addition, there is difference between U.S. GAAP and IFRS in the accounting of investments in subsidiaries in the Company’s balance sheets. Under U.S. GAAP, investments in subsidiaries are accounted for under equity method, where cost method is applied under IFRS. The investments in subsidiaries reported in U.S. GAAP as of December 31, 2008, 2009 and 2010 and June 30, 2011 are $1,967,503, $2,697,541, $2,734,880 and $2,827,966, respectively, which differ from IFRS by $356,865, $63,533, $75,095 and $165,264, respectively. Accordingly, the shareholders’ equity reported as of December 31, 2008, 2009 and 2010 and June 30, 2011 in U.S. GAAP are $2,408,604, $2,509,044, $2,523,191 and $2,614,827, respectively, and the amounts under IFRS are $2,051,739, $2,445,511, $2,448,096 and $2,449,563, respectively.

C.	DISCLOSURES OF CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENT SCHEDULE RELATING TO FINANCIAL INFORMATION OF PARENT COMPANY

As disclosed in Note 1 of Section A, the Company’s ADS are traded on the NASDAQ Global Select Market such that the consolidated financial statements of the Company needs to comply with Regulation S-X under the U.S. Securities Act of 1933 (“Regulation S-X”). The consolidated financial statements of the Company therefore included the condensed financial information of the Group as a result of the guarantee arrangement on the Senior Notes and financial statements schedule relating to financial information of parent company which are required under Regulation S-X but not required for inclusion in the Financial Information. Details of the condensed financial information of the Group and financial statements schedule relating to the financial information of parent company are included in the Company’s 2010 Form 20-F dated April 1, 2011.

D.	DIRECTORS’ REMUNERATION

(In thousands of U.S. dollars)

Save as disclosed in this report, no remuneration was paid or is payable by the Company or any of its subsidiaries to the Company’s Directors in respect of the Track Record Period.

The aggregate remuneration of the Company’s Directors for the year ending December 31, 2011 under the arrangements presently in force is expected to be $5,668.

APPENDIX IA	ACCOUNTANTS’ REPORT

E.	EVENTS AFTER THE TRACK RECORD PERIOD

(In thousands of U.S. dollars unless otherwise stated)

(a)	On July 27, 2011, the Group completed the acquisition of 60% equity interest in Cyber One Group at which time the Group acquired the assets and liabilities of Studio City Project. Cyber One Group did not have any operation and revenue during the Track Record Period. The Group principally acquired a parcel of land and related construction in progress through the acquisition of Cyber One Group and this transaction was accounted for as acquisition of assets and liabilities. Details of the net assets of Cyber One Group acquired are summarized below:

Net assets acquired
Cash and cash equivalents	$35,818
Prepaid expenses and other current assets	72
Deposits	432
Land use right, net	546,570
Construction in progress	139,201
Accrued expenses and other current liabilities	(10,939)
Land use right payable	(47,020)
Deferred tax liabilities	(54,985)
Noncontrolling interests	(237,309)

$371,840

Total consideration satisfied by:
Cash paid	$310,000
Payables for acquisition of assets and liabilities	45,964

355,964
Agency fee paid for acquisition of assets and liabilities	15,876

$371,840

(b)	As disclosed in Section A Note 25, the shareholders’ loans will be converted to equity according to respective loan capitalization agreement.

F.	SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company and its subsidiaries in respect of any period subsequent to June 30, 2011.

Yours faithfully,

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

The information set out below is the unaudited interim financial information of the Group for the period ended September 30, 2011 and does not form part of the Accountants’ Report prepared by the reporting accountants, Deloitte Touche Tohmatsu, Certified Public Accountants, Hong Kong as set out in Appendix IA, and is included herein for information purposes only.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF MELCO CROWN ENTERTAINMENT LIMITED

Introduction

We have reviewed the interim condensed consolidated financial statements, which comprises the condensed consolidated balance sheet of Melco Crown Entertainment Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of September 30, 2011 and the related condensed consolidated statement of operations, statement of shareholders’ equity and statement of cash flows for the nine-month period then ended, and certain explanatory notes. The Directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our responsibility is to express a conclusion on this interim condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in conformity with U.S. GAAP.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

November 30, 2011

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	September 30,	December 31,
	2011	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,090,386	$441,923
Restricted cash	—	167,286
Accounts receivable, net (Note 3)	274,845	259,521
Amounts due from affiliated companies (Note 13(a))	1,904	1,528
Income tax receivable	—	198
Inventories	14,722	14,990
Prepaid expenses and other current assets	21,889	15,026

Total current assets	1,403,746	900,472

PROPERTY AND EQUIPMENT, NET (Note 4)	2,661,227	2,671,895
GAMING SUBCONCESSION, NET	613,814	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	73,629	95,629
RESTRICTED CASH (Note 7)	360,077	—
DEFERRED TAX ASSETS	—	25
DEFERRED FINANCING COSTS	45,778	45,387
LAND USE RIGHTS, NET (Note 5)	954,354	428,155

TOTAL	$6,198,760	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$8,941	$8,880
Accrued expenses and other current liabilities (Note 6)	631,068	462,084
Income tax payable	1,451	934
Current portion of long-term debt (Note 7)	—	202,997
Amounts due to affiliated companies (Note 13(b))	691	673
Amounts due to shareholders (Note 13(c))	35	36

Total current liabilities	642,186	675,604

LONG-TERM DEBT (Note 7)	2,321,062	1,521,251
OTHER LONG-TERM LIABILITIES	27,404	6,496
DEFERRED TAX LIABILITIES	71,254	18,010
LOANS FROM SHAREHOLDERS (Note 13(c))	115,647	115,647
LAND USE RIGHTS PAYABLE	55,301	24,241

COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized 2,500,000,000 shares as of September 30, 2011 and December 31, 2010 and issued and paid — 1,607,422,670 and 1,605,658,111 shares as of September 30, 2011 and December 31, 2010, respectively) (Note 9)	16,074	16,056
Treasury shares, at US$0.01 par value per share (6,025,213 and 8,409,186 shares as of September 30, 2011 and December 31, 2010, respectively) (Note 9)	(60)	(84)
Additional paid-in capital	3,105,798	3,095,730
Accumulated other comprehensive losses	(1,059)	(11,345)
Accumulated losses	(390,056)	(577,166)

Total Melco Crown Entertainment Limited shareholders’ equity	2,730,697	2,523,191
Noncontrolling interests	235,209	—

Total equity	2,965,906	2,523,191

TOTAL	$6,198,760	$4,884,440

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
OPERATING REVENUES
Casino	$1,017,780	$706,876	$2,710,141	$1,811,715
Rooms	26,491	20,412	75,814	59,747
Food and beverage	15,221	12,547	44,550	39,953
Entertainment, retail and others	22,207	6,691	63,386	17,452

Gross revenues	1,081,699	746,526	2,893,891	1,928,867
Less: promotional allowances	(25,742)	(19,544)	(71,392)	(60,640)

Net revenues	1,055,957	726,982	2,822,499	1,868,227

OPERATING COSTS AND EXPENSES
Casino	(733,333)	(521,195)	(2,007,096)	(1,387,025)
Rooms	(4,857)	(3,778)	(13,881)	(10,545)
Food and beverage	(8,470)	(11,224)	(25,013)	(26,554)
Entertainment, retail and others	(14,378)	(5,098)	(43,536)	(9,241)
General and administrative	(57,221)	(51,802)	(161,535)	(143,151)
Pre-opening costs	(207)	(9,217)	(1,492)	(16,199)
Development costs	—	—	(1,110)	—
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(10,743)	(4,881)	(20,506)	(14,641)
Depreciation and amortization	(65,106)	(58,860)	(193,242)	(172,593)
Property charges and others	—	(125)	(1,025)	(91)

Total operating costs and expenses	(908,624)	(680,489)	(2,511,364)	(1,822,968)

OPERATING INCOME	147,333	46,493	311,135	45,259

NON-OPERATING EXPENSES
Interest income	1,493	160	2,357	320
Interest expenses, net of capitalized interest	(32,149)	(28,442)	(87,009)	(65,368)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—
Change in fair value of interest rate swap agreements	3,294	—	3,294	—
Amortization of deferred financing costs	(2,910)	(3,564)	(11,130)	(10,508)
Loan commitment fees	(476)	(257)	(937)	4,067
Foreign exchange (loss) gain, net	(2,747)	786	(2,556)	803
Other income, net	725	552	2,789	1,593
Costs associated with debt modification	—	—	—	(3,156)
Loss on extinguishment of debt (Note 7)	—	—	(25,193)	—
Listing expenses	(4,160)	—	(4,160)	—

Total non-operating expenses	(36,930)	(30,765)	(126,855)	(72,249)

INCOME (LOSS) BEFORE INCOME TAX	110,403	15,728	184,280	(26,990)
INCOME TAX CREDIT (Note 10)	799	50	730	193

NET INCOME (LOSS)	111,202	15,778	185,010	(26,797)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,100	—	2,100	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$113,302	$15,778	$187,110	$(26,797)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.0708	$0.0099	$0.1169	$(0.0168)

Diluted	$0.0701	$0.0098	$0.1160	$(0.0168)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,601,261,780	1,595,395,720	1,600,181,191	1,595,319,936

Diluted	1,615,555,907	1,605,818,041	1,613,038,355	1,595,319,936

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

						Accumulated
					Additional	Other		Non	Total
	Ordinary Shares		Treasury Shares		Paid-in	Comprehensive	Accumulated	controlling	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Losses	Losses	Interests	Equity	(Loss) Income
			(Note)
Balance at January 1, 2010	1,595,617,550	$15,956	(471,567)	$(5)	$3,088,768	$(29,034)	$(566,641)	$—	$2,509,044
Net loss for the period	—	—	—	—	—	—	(26,797)	—	(26,797)	$(26,797)
Foreign currency translation adjustment	—	—	—	—	—	(12)	—	—	(12)	(12)
Change in fair value of interest rate swap agreements	—	—	—	—	—	14,869	—	—	14,869	14,869
Share-based compensation (Note 11)	—	—	—	—	4,895	—	—	—	4,895
Shares issued upon restricted shares vested (Note 9)	199,160	2	`—	—	(2)	—	—	—	—
Shares issued for future exercise of share options (Note 9)	931,746	10	(931,746)	(10)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 9)	—	—	358,389	4	(4)	—	—	—	—

Balance at September 30, 2010	1,596,748,456	$15,968	(1,044,924)	$(11)	$3,093,657	$(14,177)	$(593,438)	$—	$2,501,999	$(11,940)

Balance at January 1, 2011	1,605,658,111	$16,056	(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$—	$2,523,191
Acquisition of subsidiaries (Note 15)	—	—	—	—	—	—	—	237,309	237,309
Net income (loss) for the period	—	—	—	—	—	—	187,110	(2,100)	185,010	$187,110
Foreign currency translation adjustment	—	—	—	—	—	(129)	—	—	(129)	(129)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	—	6,111	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	(6)	—	—	(6)	(6)
Reclassification to earnings upon discontinuance of hedge accounting	—	—	—	—	—	4,310	—	—	4,310	4,310
Share-based compensation (Note 11)	—	—	—	—	6,417	—	—	—	6,417
Shares issued upon restricted shares vested (Note 9)	310,575	3	—	—	(3)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 9)	1,453,984	15	(1,453,984)	(15)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 9)	—	—	252,111	3	(3)	—	—	—	—
Exercise of share options (Note 9)	—	—	3,585,846	36	3,657	—	—	—	3,693

Balance at September 30, 2011	1,607,422,670	$16,074	(6,025,213)	$(60)	$3,105,798	$(1,059)	$(390,056)	$235,209	$2,965,906	$197,396

Note:	The treasury shares represent new share issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plan. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

MELCO CROWN ENTERTAINMENT LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$111,202	$15,778	$185,010	$(26,797)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	90,158	78,050	256,676	230,162
Amortization of deferred financing costs	2,910	3,564	11,130	10,508
Amortization of deferred interest expense	457	—	457	—
Amortization of discount on senior notes payable	182	166	535	248
Loss on disposal of property and equipment	48	76	51	178
Allowance for doubtful debts and direct write off	7,071	4,431	27,301	22,342
Loss on extinguishment of debt	—	—	25,193	—
Written off deferred financing costs on modification of debt	—	—	—	1,992
Share-based compensation	2,561	2,390	6,417	4,893
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	4,310	—
Changes in fair value of interest rate swap agreements	(3,294)	—	(3,294)	—
Changes in operating assets and liabilities:
Accounts receivable	(39,282)	26,987	(25,281)	(29,488)
Amounts due from affiliated companies	45	(1,377)	(376)	(1,376)
Amount due from a shareholder	—	8	—	—
Income tax receivable	70	—	290	—
Inventories	(530)	(253)	268	(1,329)
Prepaid expenses and other current assets	(1,138)	(585)	(7,639)	(700)
Long-term prepayment, deposits and other assets	(1,071)	449	(448)	948
Deferred tax assets	—	73	25	(98)
Accounts payable	(735)	1,364	61	1,918
Accrued expenses and other current liabilities	134,165	88,148	143,047	79,861
Income tax payable	106	158	426	379
Amounts due to affiliated companies	(153)	421	(170)	(78)
Amounts due to shareholders	3	8	(1)	(6)
Other long-term liabilities	331	168	623	133
Deferred tax liabilities	(1,056)	(285)	(1,741)	(612)

Net cash provided by operating activities	302,050	219,739	622,870	293,078

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(14,291)	(31,875)	(37,155)	(150,728)
Deposits for acquisition of property and equipment	(1,971)	(28)	(3,864)	(863)
Acquisition of subsidiaries	(225,058)	—	(290,058)	—
Payment for entertainment production costs	(70)	(9,891)	(70)	(27,048)
Changes in restricted cash	12,499	29,781	(185,992)	71,616
Payment for land use right	(7,689)	(7,340)	(15,271)	(29,802)
Proceeds from sale of property and equipment	1	56	114	57

Net cash used in investing activities	$(236,579)	$(19,297)	$(532,296)	$(136,768)

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	$(999)	$(329)	$(35,027)	$(21,523)
Proceeds from exercise of share options	366	—	4,565	—
Proceeds from long-term debt	—	—	706,556	592,026
Principal payments on long-term debt	—	—	(117,076)	(444,066)

Net cash (used in) provided by financing activities	(633)	(329)	559,018	126,437

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(1,303)	—	(1,129)	—
NET INCREASE IN CASH AND CASH EQUIVALENTS	63,535	200,113	648,463	282,747
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,026,851	295,232	441,923	212,598

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,090,386	$495,345	$1,090,386	$495,345

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(11,312)	$(13,738)	$(64,985)	$(43,670)
Cash paid for tax (net of refunds)	$(82)	$(4)	$(271)	$(138)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$7,390	$(9,622)	$9,167	$28,167
Costs of property and equipment funded through amounts due to affiliated companies	$96	$(1,130)	$188	$—
Deferred financing costs funded through accrued expenses and other current liabilities	$1,229	$(329)	$1,853	$1,305
Acquisition of subsidiaries funded through accrued expenses and other current liabilities and other long-term liabilities	$45,964	$—	$45,964	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data or otherwise indicated)

1. COMPANY INFORMATION AND BASIS OF PREPARATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams — an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) — a casino and hotel resort which opened in May 2007, and Mocha Clubs — non-casino-based operations of electronic gaming machines which has been in operation since September 2003. The Group also holds the Studio City, an integrated resort comprising entertainment, retail and gaming facilities to be developed in Macau (the “Studio City Project”).

As of September 30, 2011, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Limited (“Crown”), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited (“PBL”) on December 12, 2007. PBL, an Australian-listed corporation, is now known as Consolidated Media Holdings Limited.

The unaudited condensed consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. The results of operations for the nine months ended September 30, 2011 are not necessarily indicative of the results for the full year. The financial information as of December 31, 2010 presented in the unaudited condensed consolidated financial statements is derived from the Company’s audited consolidated financial statements as of December 31, 2010.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2010. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of financial results of such periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are an assessment on the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the unaudited condensed consolidated statements of operations. These taxes totaled $529,620 and $1,442,284 for the three and nine months ended September 30, 2011, respectively ($371,200 and $966,803 for the three and nine months ended September 30, 2010, respectively).

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

(b) Net income (loss) attributable to the Company per share

Basic net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the period.

Diluted net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to the Company per share consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Weighted-average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to the Company per share	1,601,261,780	1,595,395,720	1,600,181,191	1,595,319,936
Incremental weighted-average number of ordinary shares from assumed exercise of restricted shares and share options using the treasury stock method	14,294,127	10,422,321	12,857,164	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to the Company per share	1,615,555,907	1,605,818,041	1,613,038,355	1,595,319,936

(c) Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of September 30, 2011 and December 31, 2010, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of September 30, 2011 and December 31, 2010, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

(d) Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s senior secured credit facility (the “City of Dreams Project Facility”) and exchange rate fluctuations for the interest payment of the RMB2,300,000,000 3.75% bonds, due 2013 (the “RMB Bonds”). The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the unaudited condensed consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the unaudited condensed consolidated statements of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

As of September 30, 2011, the notional amounts of the outstanding interest rate swap agreements amounted to $151,816 and their fair values of $1,016 were recorded as interest rate swap liabilities and included in accrued expenses and other current liabilities. As of September 30, 2011, the fair values of the outstanding forward exchange rate arrangements were insignificant.

(e) Recent Changes in Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding fair value measurement amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance improves the comparability of fair value measurements presented and disclosed in accordance with U.S. GAAP and IFRS by changing the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosure of information. The amendments to this guidance provide explanations on how to measure fair value but do not require any additional fair value measurements and do not establish valuation standards or affect valuation practices outside of financial reporting. The amendments clarify existing fair value measurements and disclosure requirements to include application of the highest and best use and valuation premises concepts; measuring fair value of an instrument classified in a reporting entity’s equity; and disclosures requirements regarding quantitative information about unobservable inputs categorized within Level 3 of the fair value hierarchy. In addition, clarification is provided for measuring the fair value of financial instruments that are managed in a portfolio and the application of premiums and discounts in a fair value measurement. The guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. The Group does not expect this guidance to have a significant impact on the Group’s unaudited condensed consolidated financial statements.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

In June 2011, the FASB issued guidance regarding the presentation of comprehensive income. The guidance improves the comparability, consistency, and transparency of financial reporting and increases the prominence of items reported in other comprehensive income. The amendments to the guidance requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Entities are no longer permitted to present components of other comprehensive income as part of the statement of changes in equity. Any adjustments for items that are reclassified from other comprehensive income to net income are to be presented on the face of the entities’ financial statement regardless of the method of presentation for comprehensive income. The amendments do not change items to be reported in comprehensive income or when an item of other comprehensive income must be reclassified to net income, nor do the amendments change the option to present the components of other comprehensive income either net of related tax effects or before related tax effects. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2011. The application of this guidance will require the change of the Group’s presentation of comprehensive income.

In September 2011, the FASB issued amendments in relation to the goodwill impairment test. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The application of these amendments will require the change of the Group’s assessment on goodwill impairment. The Group does not expect these amendments to have a significant impact on the Group’s unaudited condensed consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

	September 30, 2011	December 31, 2010
Components of accounts receivable, net are as follows:
Casino	$342,403	$293,976
Hotel	3,402	4,438
Other	3,166	2,597

Sub-total	$348,971	$301,011
Less: allowance for doubtful debts	(74,126)	(41,490)

	$274,845	$259,521

During the nine months ended September 30, 2011 and 2010, the Group has provided allowance for doubtful debts of $26,797 and $21,398 and has written off accounts receivable of $504 and $944, respectively.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

4. PROPERTY AND EQUIPMENT, NET

	$000000.00	$000000.00
	September 30, 2011	December 31, 2010
Cost
Buildings	$2,439,117	$2,439,425
Furniture, fixtures and equipment	393,989	381,231
Plant and gaming machinery	137,259	131,104
Leasehold improvements	159,380	147,530
Motor vehicles	4,273	4,309

Sub-total	$3,134,018	$3,103,599
Less: accumulated depreciation	(668,496)	(481,040)

Sub-total	$2,465,522	$2,622,559
Construction in progress	195,705	49,336

Property and equipment, net	$2,661,227	$2,671,895

5. LAND USE RIGHTS, NET

	$000000.00	$000000.00
	September 30, 2011	December 31, 2010

Altira Macau	$141,543	$141,543
City of Dreams	376,122	376,122
Studio City	546,570	—

	$1,064,235	$517,665
Less: accumulated amortization	(109,881)	(89,510)

Land use rights, net	$954,354	$428,155

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of the Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The land use right of Studio City was acquired upon acquisition of assets and liabilities as disclosed in Note 15.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	$000000.00	$000000.00
	September 30, 2011	December 31, 2010

Construction costs payable	$9,645	$14,218
Customer deposits and ticket sales	74,016	50,143
Outstanding gaming chips and tokens	190,762	131,158
Other gaming related accruals	18,873	15,065
Gaming tax accruals	172,320	137,299
Land use right payable	15,960	15,191
Operating expense and other accruals	124,618	90,867
Interest rate swap liabilities	1,016	8,143
Payable for acquisition of assets and liabilities	23,858	—

	$631,068	$462,084

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

7. LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30, 2011	December 31, 2010

City of Dreams Project Facility	$—	$1,131,805
The amended City of Dreams Project Facility (the “2011 Credit Facilities”)	1,014,729	—
$600,000 10.25% senior notes, due 2018 (the “Senior Notes”)	592,978	592,443
RMB Bonds	360,077	—
Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”)	353,278	—

	$2,321,062	$1,724,248
Current portion of long-term debt	—	(202,997)

	$2,321,062	$1,521,251

City of Dreams Project Facility

On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility, which was subsequently amended in May 2010, with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

During the nine months ended September 30, 2011, the Borrower repaid $89,158 and prepaid $20,896 of the Term Loan Facility, according to the quarterly amortization payments and the quarterly mandatory prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into among the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly owned subsidiary of the Borrower, from the Borrowing Group (the “2011 Borrowing Group”).

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

The final maturity date of 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains the same as under the City of Dreams Project Facilities (although the terms of the associated security documents have been amended for consistency with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants is September 30, 2011.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group. As of September 30, 2011, the net assets of the 2011 Borrowing Group of approximately $1,774,000 was restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the applicable future cash flows under the 2011 Credit Facilities are more than 10% different from the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the underwriting fee and related issuance costs in relation to the 2011 Credit Facilities of $29,295 as deferred financing costs.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

As of September 30, 2011, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729).

Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”) issued and listed the Senior Notes on the Official List of the Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group capitalized the underwriting fee and related issuance costs in relation to the Senior Notes of $14,585 as deferred financing costs.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on the SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on November 9 and May 9 of each year, commencing on November 9, 2011.

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and maximum leverage ratio.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs.

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described in the preceding paragraph. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for future settlement of RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. As of September 30, 2011, the fair value of the forward exchange rate contracts was $6.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of September 30, 2011, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $360,077), required to be set aside for the duration of this debt were recorded as non-current restricted cash in the unaudited condensed consolidated balance sheet of the Group.

Total interest on long-term debt consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Interest for City of Dreams Project Facility	$—	$9,238	$13,269	$30,607
Interest for 2011 Credit Facilities	7,105	—	7,105	—
Interest for Senior Notes	15,375	15,375	46,125	23,063
Amortization of discount in connection with issuance of Senior Notes	182	166	535	248
Interest for RMB Bonds	3,310	—	5,162	—
Interest for Deposit-Linked Loan	2,564	—	3,707	—

	$28,536	$24,779	$75,903	$53,918
Interest capitalized	—	(3,631)	—	(11,823)

	$28,536	$21,148	$75,903	$42,095

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

During the three and nine months ended September 30, 2011, the Group’s average borrowing rates were approximately 5.21% and 5.62% per annum, respectively (the Group’s average borrowing rate were 7.74% and 6.65% per annum for the three and nine months ended September 30, 2010, respectively).

Scheduled maturities of the Group’s long-term debt as of September 30, 2011 are as follows:

September 30,
2011

Three months ending December 31, 2011	$—
Year ending December 31, 2012	—
Year ending December 31, 2013	841,714
Year ending December 31, 2014	256,717
Year ending December 31, 2015	256,717
Over 2015	965,914

$2,321,062

8. FAIR VALUE MEASUREMENTS

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies and shareholders, accounts payable and other current liabilities approximate their fair values due to the short-term nature of these instruments. The carrying values of City of Dreams Project Facility, 2011 Credit Facilities, Deposit-Linked Loan, loans from shareholders and land use rights payable approximate their fair values. The estimated fair value, based on quoted market price, of the Senior Notes and RMB Bonds were approximately $652,500 and $337,572, respectively, as of September 30, 2011. As of September 30, 2011, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the unaudited condensed consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Group’s financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2011:

	Quoted Prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
September 30, 2011
Interest rate swap liabilities	$—	$1,016	$—	$1,016

Forward exchange rate contracts	$—	$6	$—	$6

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 — inputs are based upon unadjusted quoted prices for indentical instruments traded in active markets.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

•

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The fair value of these interest rate swap agreements and forward exchange rate contracts approximates the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements and the forward exchange rate arrangements are considered a Level 2 item in the fair value hierarchy.

9. CAPITAL STRUCTURE

In connection with the Company’s restricted shares granted as disclosed in Note 11, 310,575 and 199,160 ordinary shares were vested and issued during the nine months ended September 30, 2011 and 2010, respectively.

The Company issued 1,453,984 and 931,746 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the nine months ended September 30, 2011 and 2010, respectively. 252,111 and 358,389 of these ordinary shares have been issued to employees upon vesting of restricted shares and 3,585,846 and nil of these ordinary shares have been issued to employees upon exercise of share options during the nine months ended September 30, 2011 and 2010, respectively. The balance of 6,025,213 ordinary shares continue to be held by the Company for future issuance as of September 30, 2011.

As of September 30, 2011, the Company had 1,601,397,457 ordinary shares issued and outstanding.

Pursuant to the extraordinary general meeting of the Company held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

10. INCOME TAX CREDIT

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively, during the nine months ended September 30, 2011 and 2010.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

During the three and nine months ended September 30, 2011 and 2010, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, i) the Group’s consolidated net loss for the nine months ended September 30, 2010 would have been increased $13,906 and basic and diluted net loss per share would have reported additional loss of $0.0087 per share; ii) the Group’s consolidated net income for the three months ended September 30, 2010 would have been decreased $8,923 and basic and diluted net income per share would have reported reduced income of $0.0056 and $0.0056 per share, respectively; and iii) the Group’s consolidated net income attributable to the Company for the three and nine months ended September 30, 2011 would have been decreased by $22,473 and $47,766, respectively, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.0140 and $0.0139 per share for the three months ended September 30, 2011 and $0.0299 and $0.0296 per share for the nine months ended September 30, 2011, respectively. Melco Crown Gaming’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its subconcession agreement.

The effective tax rates for the three and nine months ended September 30, 2011 were negative rates of 0.72% and 0.40%, respectively (the effective tax rates for the three and nine months ended September 30, 2010 were a negative rate of 0.32% and a positive rate of 0.72%, respectively). Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the three and nine months ended September 30, 2011 and 2010, and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the three and nine months ended September 30, 2011 and 2010.

An evaluation of the tax position for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the unaudited condensed consolidated financial statements for the nine months ended September 30, 2011 and 2010 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of September 30, 2011, there was no interest and penalties related to uncertain tax positions being recognized in the unaudited condensed consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong and the United States of America are 5 years, 6 years and 3 years, respectively.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

11. SHARE-BASED COMPENSATION

The Group has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the share incentive plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares).

The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years, which the Board of Directors of the Company has approved the removal of the maximum limit of 50,000,000 over the first five years and the shareholders of the Company approved this removal at the general meeting held in May 2009. As of September 30, 2011, 56,120,502 shares out of 100,000,000 shares remain available for the grant of share options or restricted shares.

The Group granted ordinary share options to certain personnel during the nine months ended September 30, 2011 with the exercise price determined at the closing price on the date of grant. These ordinary share options became exercisable over vesting period of three years. The ordinary share options granted expire 10 years after the date of grant.

The Group has also granted restricted shares to certain personnel during the nine months ended September 30, 2011. These restricted shares have a vesting period of three years. The grant date fair value is determined with reference to the market closing price at date of grant.

Share Options

A summary of share options activity under the share incentive plan as of September 30, 2011, and changes during the nine months ended September 30, 2011 are presented below:

	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2011	20,453,493	$1.22
Granted	5,150,946	$2.52
Exercised	(3,585,846)	$1.03
Forfeited	(549,363)	$1.30
Expired	(64,830)	$4.62

Outstanding at September 30, 2011	21,404,400	$1.55	7.79	$27,116

Exercisable at September 30, 2011	6,505,144	$1.37	7.20	$10,053

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

A summary of share options vested and expected to vest at September 30, 2011 are presented below:

	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $5.06) (Note)	6,505,144	$1.37	7.20	$10,053

Note:	2,205,509 share options vested and 64,830 vested share options expired during the nine months ended September 30, 2011.

	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $ 5.06)	14,899,256	$1.63	8.04	$17,063

The weighted-average fair value of share options granted (excludes options granted in the share option exchange program) during the nine months ended September 30, 2011 were $1.67. 3,585,846 share options were exercised and proceeds amounted to $3,693 were recognized during the nine months ended September 30, 2011. The total intrinsic value of share options exercised for the nine months ended September 30, 2011 were $6,239.

As of September 30, 2011, there was $10,947 unrecognized compensation costs related to unvested share options and the costs were expected to be recognized over a weighted-average period of 2.22 years.

Restricted Shares

A summary of the status of the share incentive plan’s restricted shares as of September 30, 2011, and changes during the nine months ended September 30, 2011 are presented below:

	Number of Restricted Shares	Weighted- Average Grant Date Fair Value
Unvested at January 1, 2011	2,649,059	$1.31
Granted	2,908,383	2.52
Vested	(562,686)	1.14
Forfeited	(218,151)	1.78

Unvested at September 30, 2011	4,776,605	$2.05

The total fair values at date of grant of the restricted shares vested during the nine months ended September 30, 2011 were $640.

As of September 30, 2011, there was $7,060 of unrecognized compensation costs related to restricted shares and the costs were expected to be recognized over a weighted-average period of 2.32 years.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

The impact of share options and restricted shares for the three and nine months ended September 30, 2011 and 2010 recognized in the unaudited condensed consolidated financial statements were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010

Share options	$1,625	$1,690	$4,182	$3,604
Restricted shares	936	702	2,235	1,291

Total share-based compensation expenses	$2,561	$2,392	$6,417	$4,895
Less: share-based compensation expenses capitalized in construction in progress	—	(2)	—	(2)

Share-based compensation recognized in general and administrative expenses	$2,561	$2,390	$6,417	$4,893

12. COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of September 30, 2011, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Mocha Clubs, City of Dreams and Studio City totaling $47,663.

(b)	Lease Commitments and Other Arrangements

Operating Leases — As a lessee

The Group leases office space, Mocha Clubs sites and staff quarters under non-cancellable operating lease agreements that expire at various dates through June 2022. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor. During the nine months ended September 30, 2011 and 2010, the Group incurred rental expenses amounting to $12,563 and $11,272, respectively.

As of September 30, 2011, minimum lease payments under all non-cancellable leases were as follows:

Three months ending December 31, 2011	$3,819
Year ending December 31, 2012	11,065
Year ending December 31, 2013	7,439
Year ending December 31, 2014	5,098
Year ending December 31, 2015	3,850
Over 2015	14,832

$46,103

As grantor of operating and right to use arrangement

The Group entered into non-cancellable operating and right to use agreements for mall spaces in the City of Dreams site with various retailers that expire at various dates through July 2016. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the nine months ended September 30, 2011 and 2010, the Group received contingent fees amounting to $12,421 and $9,241, respectively.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

As of September 30, 2011, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Three months ending December 31, 2011	$2,951
Year ending December 31, 2012	11,357
Year ending December 31, 2013	10,600
Year ending December 31, 2014	9,835
Year ending December 31, 2015	5,568
Over 2015	1,581

$41,892

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitments

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:

(i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

(ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

(iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

(iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

(v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

(vi)	Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession. A sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.

As of September 30, 2011, the Group had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and City of Dreams totaling $2,409. Expenses for the shuttle buses and limousines services during the nine months ended September 30, 2011 and 2010 amounted to $9,520 and $9,846, respectively.

As of September 30, 2011, the Group had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Mocha Clubs, Altira Macau and City of Dreams totaling $11,808. Expenses for such services during the nine months ended September 30, 2011 and 2010 amounted to $15,900 and $12,305, respectively.

As of September 30, 2011, the Group had other commitments contracted for but not provided in respect of trademark and memorabilia license fees for the operations of City of Dreams hotels and casino totaling $6,905. Expenses for the trademark and memorabilia license fees during the nine months ended September 30, 2011 and 2010 amounted to $1,320 and $1,178, respectively.

As of September 30, 2011, the Group had other commitments contracted for but not provided in respect of fees for the operation of an entertainment show in City of Dreams, which commenced performance in September 2010, totaling $23,042. Fees for the operation of the entertainment show during the nine months ended September 30, 2011 and 2010 amounted to $6,054 and $337, respectively.

(d)	Contingencies

As of September 30, 2011, Melco Crown Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 12(c)(vi).

As of September 30, 2011, the Group has entered into two deeds of guarantee with third parties amounted to $10,000 to guarantee certain payment obligations of the City of Dreams’ operations.

(e)	Litigation

As of September 30, 2011, the Company is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Group’s financial position or results of operations.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

13. RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2011 and 2010, the Group entered into the following significant related party transactions:

Related companies	Nature of transactions	Three months Ended September 30,				Nine Months Ended September 30,
		2011		2010		2011		2010
		Continuing	Discontinued(5)	Continuing	Discontinued(5)	Continuing	Discontinued(5)	Continuing	Discontinued(5)
Transactions with affiliated companies
Chin Son, Limited(1)	Purchase of property and equipment	$—	$1,756	$—	$—	$—	$1,756	$—	$—
Crown’s subsidiary	Consultancy fee recognized as expense	105	—	197	—	362	—	160	—
	Management fees expense	—	—	—	—	—	—	—	2
	Office rental expense	—	—	—	—	—	—	—	3
	Purchase of property and equipment	187	—	—	—	187	—	—	—
	Service fee expense(2)	—	—	—	—	—	—	—	(24)
	Other service fee income(2)	11	—	7	—	33	—	19	(16)
	Rooms and food and beverage income	—	—	—	—	—	—	3	—
Lisboa Holdings Limited(1)	Office rental expense	249	—	276	—	995	—	829	—
Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	2	—	—	—	9	—	—	—
	Consultancy fee recognized as expense	117	—	77	—	344	—	276	103
	Management fees expense	3	—	3	—	10	—	10	—
	Office rental expense	134	—	133	—	400	—	400	—
	Operating and office supplies expenses	—	—	55	—	2	—	55	105
	Purchase of property and equipment	15	—	—	81	186	—	—	1,287
	Repairs and maintenance expenses	—	—	—	—	—	—	—	236
	Service fee expense(3)	116	—	93	—	377	—	357	8
	Other service fee income	79	—	75	—	224	—	178	—
	Rooms and food and beverage income	138	—	1	—	156	—	5	8

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

Related companies	Nature of transactions	Three months Ended September 30,				Nine Months Ended September 30,
		2011		2010		2011		2010
		Continuing	Discontinued(5)	Continuing	Discontinued(5)	Continuing	Discontinued(5)	Continuing	Discontinued(5)
Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”)(1)	Office rental expense	31	—	58	—	93	—	153	—
	Operating and office supplies expenses	5	—	5	—	15	—	14	—
	Purchase of property and equipment	—	—	—	—	—	6	—	—
	Traveling expense recognize das expense(4)	801	—	674	—	2,044	—	2,174	—
	Rooms and food and beverage income	209	—	—	—	369	—	—	—
Sky Shuttle Helicopters Limited(1)	Traveling expense recognized as expense	513	—	353	—	1,506	—	1,007	—
Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Office rental expense	—	—	—	40	—	—	—	119
	Traveling expense capitalized in construction in progress(4)	1	—	—	—	2	—	—	—
	Traveling expense recognized as expense(4)	72	—	—	—	385	—	—	—
Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”) and its subsidiaries (together with STDM referred to as “STDM Group”)(1)	Advertising and promotional expenses	13	11	—	32	52	11	39	32
	Office rental expense	338	—	64	—	468	—	194	—
	Service fee expense	—	53	—	—	—	53	—	—
	Traveling expense capitalized in construction in progress(4)	—	—	—	—	—	—	1	2
	Traveling expense recognized as expense(4)	5	—	9	184	85	17	98	482
Transactions with shareholders Crown	Interest charges recognized as expense	—	28	—	27	—	78	—	58
	Other service fee income	—	—	—	—	4	—	—	—
	Rooms and food and beverage income	—	—	—	—	39	—	—	—
Melco	Interest charges recognized as expense	—	51	—	47	—	140	—	104
	Other service fee income	—	—	—	—	—	—	23	—
	Rooms and food and beverage income	$—	$—	$6	$—	$15	$—	$32	$—

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

Notes:

(1)	Companies in which a relative/relatives of Mr. Lawrence Ho has/have beneficial interests.

(2)	The negative amounts including reversal of over-accrual of related expenses/income during the period.

(3)	The amounts mainly represents the Group’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(4)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(5)	In the opinion of Directors, the above transactions will be discontinued upon listing of the shares of the Company on The Stock Exchange of Hong Kong Limited.

(a) Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses by the Group as of September 30, 2011 and December 31, 2010 are as follows:

	September 30, 2011	December 31, 2010
Melco’s subsidiaries and its associated companies	$1,678	$1,464
Shun Tak Group	226	64

	$1,904	$1,528

The outstanding balances due from affiliated companies to the Group as of September 30, 2011 and December 31, 2010 are unsecured, non-interest bearing and repayable on demand.

(b) Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of September 30, 2011 and December 31, 2010 are as follows:

	September 30, 2011	December 31, 2010
Crown’s subsidiary	$144	$99
Melco’s subsidiaries and its associated companies	44	134
Shun Tak Group	233	276
SJM	102	—
Sky Shuttle Helicopters Limited	161	—
STDM Group	7	164

	$691	$673

The outstanding balances due to affiliated companies by the Group as of September 30, 2011 and December 31, 2010 are unsecured, non-interest bearing and repayable on demand.

(c) Amounts Due To/Loans from Shareholders

Melco and Crown provided loans to the Group mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

The outstanding loan balances due to Melco as of September 30, 2011 and December 31, 2010 amounted to HK$578,577,752 (approximately $74,367) are unsecured and interest bearing at 3-month HIBOR per annum. As of September 30, 2011, the loan balance due to Melco is repayable in May 2013, according to the extension agreements entered into during the period.

The amounts of $20 and $23 due to Melco by the Group as of September 30, 2011 and December 31, 2010, respectively, mainly related to interest payable on the outstanding loan balances, are unsecured, non-interest bearing and repayable on demand.

The outstanding loan balances due to Crown as of September 30, 2011 and December 31, 2010 amounted to HK$321,157,031 (approximately $41,280) are unsecured and interest bearing at 3-months HIBOR per annum. As of September 30, 2011, the loan balance due to Crown is repayable in May 2013, according to the extension agreements entered into during the period.

The amounts of $15 and $13 due to Crown by the Group as of September 30, 2011 and December 31, 2010, respectively, related to interest payable on the outstanding loan balances, are unsecured, non-interest bearing and repayable on demand.

The shareholders’ loans are expected to be converted into equity according to the loan capitalization agreement dated November 18, 2011 based on a conversion price, which is one-third of the volume weighted average price of the Company’s ADS over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three ordinary shares.

14. SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

	September 30, 2011	December 31, 2010
Mocha Clubs	$169,341	$145,173
Altira Macau	731,164	571,504
City of Dreams	3,185,583	3,202,692
Studio City	711,086	—
Corporate and Others	1,401,586	965,071

Total consolidated assets	$6,198,760	$4,884,440

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

Capital Expenditures

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Mocha Clubs	$4,920	$1,162	$4,920	$2,807
Altira Macau	636	730	4,098	1,210
City of Dreams	8,683	18,765	20,979	80,293
Studio City	693,873	—	693,873	—
Corporate and Others	225	225	292	966

Total capital expenditures	$708,337	$20,882	$724,162	$85,276

For the nine months ended September 30, 2011 and 2010, there was no single customer that contributed more than 10% of the total revenues.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

The Group’s segment information on its results of operations for the following periods is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
NET REVENUES
Mocha Clubs	$31,284	$27,778	$97,426	$81,416
Altira Macau	328,984	186,796	905,936	614,642
City of Dreams	687,161	504,061	1,795,437	1,149,705
Studio City	—	—	—	—
Corporate and Others	8,528	8,347	23,700	22,464

Total net revenues	$1,055,957	$726,982	$2,822,499	$1,868,227

ADJUSTED PROPERTY EBITDA(1)
Mocha Clubs	8,925	7,605	30,314	21,221
Altira Macau	78,948	28,813	193,080	87,314
City of Dreams	170,469	114,866	407,821	228,673
Studio City	(137)	—	(137)	—

Total adjusted property EBITDA	258,205	151,284	631,078	337,208

OPERATING COSTS AND EXPENSES
Pre-opening costs	(207)	(9,217)	(1,492)	(16,199)
Development costs	—	—	(1,110)	—
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(10,743)	(4,881)	(20,506)	(14,641)
Depreciation and amortization	(65,106)	(58,860)	(193,242)	(172,593)
Share-based compensation	(2,561)	(2,390)	(6,417)	(4,893)
Property charges and others	—	(125)	(1,025)	(91)
Corporate and others expenses	(17,946)	(15,009)	(53,223)	(40,604)

Total operating costs and expenses	(110,872)	(104,791)	(319,943)	(291,949)

OPERATING INCOME	147,333	46,493	311,135	45,259

NON-OPERATING EXPENSES
Interest income	1,493	160	2,357	320
Interest expenses, net of capitalized interest	(32,149)	(28,442)	(87,009)	(65,368)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—
Change in fair value of interest rate swap agreements	3,294	—	3,294	—
Amortization of deferred financing costs	(2,910)	(3,564)	(11,130)	(10,508)
Loan commitment fees	(476)	(257)	(937)	4,067
Foreign exchange (loss) gain, net	(2,747)	786	(2,556)	803
Other income, net	725	552	2,789	1,593
Costs associated with debt modification	—	—	—	(3,156)
Loss on extinguishment of debt	—	—	(25,193)	—
Listing expenses	(4,160)	—	(4,160)	—

Total non-operating expenses	(36,930)	(30,765)	(126,855)	(72,249)

INCOME (LOSS) BEFORE INCOME TAX	110,403	15,728	184,280	(26,990)
INCOME TAX CREDIT	799	50	730	193

NET INCOME (LOSS)	111,202	15,778	185,010	(26,797)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,100	—	2,100	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$113,302	$15,778	$187,110	$(26,797)

Note:

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses and other non-operating income and expenses. The chief operating decision maker used Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

15. ACQUISITION OF SUBSIDIARIES

On June 16, 2011, the Company entered into a share purchase agreement and through its subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Cyber One Agents Limited (together with its direct and indirect subsidiaries, the “Cyber One Group”), which is the developer of the Studio City Project. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Cyber One Group at $200,000 and $60,000, respectively, where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively; and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the noncontrolling shareholder who owns 40% interest in Cyber One Agents Limited), for transferring to Cyber One Group the shares of other entities that own rights to develop the gaming areas of Studio City Project. The first instalment of $50,000 was settled by the Group in August 2011, the second instalment of $25,000 will be payable in July 2012 and the remaining instalment of $25,000 will be payable in July 2013.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in Cyber One Group. Cyber One Group did not have any operation and revenue before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of Cyber One Group and this transaction was accounted for as acquisition of assets and liabilities.

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:
Cash and cash equivalents	$35,818
Prepaid expenses and other current assets	72
Deposits	432
Land use right, net	546,570
Construction in progress	139,201
Accrued expenses and other current liabilities	(10,939)
Land use right payable	(47,020)
Deferred tax liabilities	(54,985)
Noncontrolling interests	(237,309)

Net assets	$371,840

Total consideration satisfied by:
Cash paid	$310,000
Payables for acquisition of assets and liabilities	45,964

355,964
Agency fee paid for acquisition of assets and liabilities	15,876

$371,840

16. SUBSEQUENT EVENT

As disclosed in Note 13, the shareholders’ loans will be converted into equity according to respective loan capitalization agreement.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

17. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The unaudited condensed consolidated financial statements is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The significant differences, that have a material impact on the Company’s shareholders’ equity and net income (loss) attributable to the Company, relate principally to the accounting for the following:

(a) Capitalization of amortization of land use rights as property and equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the unaudited condensed consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the unaudited condensed consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b) Borrowing costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

(c) Deferred income taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be a temporary differences, and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City Project are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives is different.

(d) Share-based compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its unaudited condensed consolidated financial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

(e) Deferred financing costs

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the unaudited condensed consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the unaudited condensed consolidated balance sheets as a reduction of debt balance under IFRS.

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at September 30, 2011 and net income (loss) attributable to the Company during the three and nine months ended September 30, 2011 and 2010 but may affect future periods and the relevant details are set out below:

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

Impairment of assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the three and nine months ended September 30, 2011 and 2010, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the unaudited condensed consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at September 30, 2011 or net income (loss) attributable to the Company during the three and nine months ended September 30, 2011 and 2010.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

The material adjustments necessary to restate net income (loss) attributable to the Company and the Company’s shareholders’ equity in accordance with IFRS are summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Net income (loss) attributable to the Company as reported under U.S. GAAP	$113,302	$15,778	$187,110	$(26,797)
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	5,423	96	5,423	382
Additional capitalization of borrowing costs as property and equipment	—	294	—	1,129
Reversal of deferred tax in relation to land use rights	(1,003)	(236)	(1,393)	(746)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	862	236	1,332	706
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(508)	(462)	(1,521)	(1,339)
(Additional) reduction in share-based compensation recognized	(610)	48	(1,086)	(392)
Reduction in amortization of deferred financing costs	1,644	—	1,644	—
Financing costs recognized as part of loss on extinguishment of debt	(1,653)	—	(29,295)	—
Reduction in net loss attributable to noncontrolling interests (Note (i))	(2,097)	—	(2,097)	—

Net income (loss) attributable to the Company under IFRS	$115,360	$15,754	$160,117	$(27,057)

Net income (loss) attributable to the Company per share under IFRS:
Basic	$0.0720	$0.0099	$0.1001	$(0.0170)

Diluted	$0.0714	$0.0098	$0.0992	$(0.0170)

Weighted average shares used in netincome (loss) attributable to the Company per share calculation under IFRS:
Basic	1,601,261,780	1,595,395,720	1,600,181,191	1,595,319,936

Diluted	1,616,734,465	1,605,818,041	1,614,228,133	1,595,319,936

Note (i):	The amount represents the effect attributable to noncontrolling interest as a result of the differences between U.S. GAAP and IFRS.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

	September 30, 2011	December 31, 2010
The Company’s shareholders’ equity as reported under U.S. GAAP	$2,730,697	$2,523,191
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	53,220	47,797
Additional capitalization of borrowing costs as property and equipment	1,489	1,489
Reduction in amortization of deferred financing costs	1,644	—
Reversal of deferred tax in relation to land use rights	(9,906)	(8,513)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	6,174	4,842
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(5,089)	(3,568)
Financing costs recognized as part of loss on extinguishment of debt	(29,295)	—
Reduction in net loss attributable to noncontrolling interests	(2,097)	—

The Company’s shareholders’ equity as reported under IFRS	$2,746,837	$2,565,238

A reconciliation of the significant balance sheet accounts from amounts reported under U.S. GAAP to the amounts determined under IFRS is as follows:

	September 30, 2011	December 31, 2010
Property and equipment, net:
As reported	$2,661,227	$2,671,895
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	54,258	47,797
Additional capitalization of borrowing costs as property and equipment	1,489	1,489
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(5,089)	(3,568)
Capitalization of start up costs as property and equipment	910	—

Under IFRS	$2,712,795	$2,717,613

Deferred financing costs:
As reported	$45,778	$45,387
IFRS adjustments (Note (ii)):
Reduction in amortization of deferred financing costs	1,644	—
Financing costs recognized as part of loss on extinguishment of debt	(29,295)	—

Under IFRS	$18,127	$45,387

Land use rights, net:
As reported	$954,354	$428,155
IFRS adjustments:
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	6,174	4,842
Reversal of deferred tax impact recognized upon acquisition of land use rights	(79,707)	(24,722)
Reduction in land use rights recognized upon acquisition of subsidiaries as a result of capitalization of amortization of land use rights and start up costs as property and equipment	(1,948)	—

Under IFRS	$878,873	$408,275

Note (ii):	The IFRS adjustment does not include the reclassification of the deferred financing costs as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income (loss) attributable to the Company.

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

	September 30, 2011	December 31, 2010
Deferred tax liabilities:
As reported	$71,254	$18,010
IFRS adjustments:
Reversal of deferred tax in relation to land use rights	9,906	8,513
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(24,722)

Under IFRS	$1,453	$1,801

Additional paid-in capital:
As reported	$3,105,798	$3,095,730
IFRS adjustment:
Additional share-based compensation recognized	5,472	4,386

Under IFRS	$3,111,270	$3,100,116

Noncontrolling interests:
As reported	$235,209	$—
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	2,420	—
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	(323)	—

Under IFRS	$237,306	$—

Accumulated losses:
As reported	$390,056	$577,166
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(53,220)	(47,797)
Additional capitalization of borrowing costs as property and equipment	(1,489)	(1,489)
Reversal of deferred tax in relation to land use rights	9,906	8,513
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(6,174)	(4,842)
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	5,089	3,568
Additional share-based compensation recognized	5,472	4,386
Reduction in amortization of deferred financing costs	(1,644)	—
Financing costs recognized as part of loss on extinguishment of debt	29,295	—
Reduction in net loss attributable to noncontrolling interests	2,097	—

Under IFRS	$379,388	$539,505

APPENDIX IB	UNAUDITED INTERIM FINANCIAL INFORMATION OF THE GROUP

A reconciliation of the significant statements of operations accounts from amounts reported under U.S. GAAP to the amounts determined under IFRS is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
General and administrative expenses:
As reported	$57,221	$51,802	$161,535	$143,151
IFRS adjustment:
Additional (reduction in) share-based compensation recognized	610	(48)	1,086	392

Under IFRS	$57,831	$51,754	$162,621	$143,543

Amortization of land use rights:
As reported	$10,743	$4,881	$20,506	$14,641
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(5,423)	(96)	(5,423)	(382)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(862)	(236)	(1,332)	(706)

Under IFRS	$4,458	$4,549	$13,751	$13,553

Depreciation and amortization:
As reported	$65,106	$58,860	$193,242	$172,593
IFRS adjustment:
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	508	462	1,521	1,339

Under IFRS	$65,614	$59,322	$194,763	$173,932

Interest expenses, net of capitalized interest:
As reported	$32,149	$28,442	$87,009	$65,368
IFRS adjustment:
Additional capitalization of borrowing costs as property and equipment	—	(294)	—	(1,129)

Under IFRS	$32,149	$28,148	$87,009	$64,239

Amortization of deferred financing costs:
As reported	$2,910	$3,564	$11,130	$10,508
IFRS adjustment:
Reduction in amortization of deferred financing costs	(1,644)	—	(1,644)	—

Under IFRS	$1,266	$3,564	$9,486	$10,508

Loss on extinguishment of debt:
As reported	$—	$—	$25,193	$—
IFRS adjustment:
Financing costs recognized as part of loss on extinguishment of debt	1,653	—	29,295	—

Under IFRS	$1,653	$—	$54,488	$—

Income tax credit (expense):
As reported	$799	$50	$730	$193
IFRS adjustment:
Reversal of deferred tax in relation to land use rights	(1,003)	(236)	(1,393)	(746)

Under IFRS	$(204)	$(186)	$(663)	$(553)

Net loss attributable to noncontrolling interests:
As reported	$2,100	$—	$2,100	$—
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	(2,420)	—	(2,420)	—
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	323	—	323	—

Under IFRS	$3	$—	$3	$—

******

APPENDIX IIA	PROPERTY VALUATION

The following is the text of a letter, summary of values and valuation certificates prepared for the purpose of incorporation in this document received from Savills, an independent property valuer, in connection with its opinion of values of the property interests of the Group in Macau, Hong Kong, Taiwan and Singapore as at 30 September 2011.

Savills Valuation and
The Directors	Professional Services Limited
Melco Crown Entertainment Limited	23/F Two Exchange Square
36/F, The Centrium	Central, Hong Kong
60 Wyndham Street
Central	T: (852) 2801 6100
Hong Kong	F: (852) 2501 5590

EA LICENCE: C-023750
savills.com

November 30, 2011

Dear Sirs,

In accordance with your instruction for us to value the property interests of Melco Crown Entertainment Limited (referred to as the “Company”), its subsidiaries and associate companies (hereinafter together referred to as the “Group”) located in Macau, Hong Kong, Taiwan and Singapore as per the attached summary of values, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for providing you with our opinion of the values of the property interests held by the Group as at 30 September 2011 (the “Valuation Date”).

BASIS OF VALUATION

Our valuations of the property interests are our opinion of the Market Values of the concerned property interest which we would define as intended to mean “the estimated amount for which a property interest should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion”.

Our valuations have been prepared in accordance with The HKIS Valuation Standards on Properties (First Edition 2005) published by The Hong Kong Institute of Surveyors, and the relevant provisions of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and Chapter 5 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (Main Board).

IIA-1

APPENDIX IIA	PROPERTY VALUATION

VALUATION METHODOLOGY

Unless otherwise stated, all the property interests are valued by the comparison method on the assumption that they can be sold with the properties in their existing states and conditions. A comparison based on prices realised on actual sales and/or offerings of comparable properties is made. Comparable properties with similar sizes, character, location, etc. are analysed and carefully compared against all of the respective advantages and disadvantages of each property in order to arrive at a fair comparison of values.

PROPERTY CATEGORISATION

Property interests in Group I are held by the Group in Macau. The property interests are valued on assuming a sale in the open market with the properties in their existing states and conditions.

Property interests in Groups II to V related to the properties rented by the Group in Macau, Hong Kong, Taiwan and Singapore. We are of the opinion that the property interests have no commercial value, due to the prohibition against assignment or sub-letting or otherwise due to the lack of substantial profit rent and/or short term nature of the property interests.

TITLE INVESTIGATION

We have caused sample land searches to be made at the Conservatória do Registo Predial (known as the Macau Land Registry in English) in Macau, Land Registry in Hong Kong, Singapore Land Authority in Singapore and in Taiwan. However, we have not searched the original documents to verify ownerships or to verify any lease amendments which may not appear on the copies handed to us. All documents have been used for reference only and all dimensions, measurements and areas are approximations. For the properties rented by the Group, we have been provided with copies of the relevant tenancy agreements but we have not scrutinized the original documents to verify any amendments which may not appear on the copies handed to us.

We have relied on the advice given by the Group and its legal advisor on the laws of Macau, Manuela Antonio—Lawyers and Notaries (referred to as the “Macau Legal Advisor”), regarding title to the property interests concerned. In our valuations, we have taken into account the legal opinions of the Macau Legal Advisor.

We have been provided with the legal opinion of the Macau Legal Advisor, which contains, inter alia, the following:

Save as noted hereinafter and in Annex III of the Macau legal opinion with respect to the agreements specifically mentioned therein and herein, such agreements comply with the applicable requirements of the laws of the Macau SAR and are legal, valid, in full force and effect, binding and enforceable under the laws of Macau SAR; the transactions contemplated by such agreements fall within the scope of the articles of association and business licence of the relevant Macau Company; the relevant Macau Company which has entered into such agreements has the power to carry on its business as contemplated in such agreements and has the power, capacity and authority to enter into, deliver and perform its obligations under such agreements and all necessary corporate and other actions have been taken to enable it to validly execute and deliver such agreements, and such execution, delivery and performance of such agreements do not, and will not, violate or conflict with or constitute a default under (i) any applicable law or regulation of the Macau SAR, (ii) the constitutional documents of such relevant Macau Company; or (iii) to the best of Macau Legal Advisor’s knowledge, any agreement or document to which the relevant Macau Company is a party or which is binding upon it or any of its assets.

IIA-2

APPENDIX IIA	PROPERTY VALUATION

VALUATION ASSUMPTIONS

Our valuations have been made on the assumption that the property interests are sold in the market with the properties in their existing states without any effect of deferred term contract, leaseback, joint venture, management agreement or any other similar arrangement which might serve to affect the values of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interests, and no allowance is made for the property interests to be sold to a single party and/or as a portfolio or portfolios.

In valuing the property interests in the properties in Macau, we have assumed that the owners of the property interests have free and uninterrupted rights to use and assign the properties during the whole unexpired terms granted. Upon the expiration of each of the terms, the government leases can be renewed upon application for another term of 10 years upon payment of fixed premiums equivalent to 10 times the prevailing government rents provided that the grantees have (a) complied with covenants of the government leases and (b) settled the annual government rents. The terms of the grant may be renewed in accordance with applicable law.

Other special assumptions for each of the property interests, if any, have been stated in the footnotes of the valuation certificates for the respective property interests.

VALUATION CONSIDERATION

Having examined all relevant documentation, we have relied to a considerable extent on the information given by the Group, and have accepted advice given to us on such matters as easements, tenures, tenancy details, site area, floor areas and other relevant matters. All documents have been used for reference only. Except as otherwise stated, all dimensions, measurements and areas included in the valuation certificates are based on information contained in the documents provided to us by the Group and are therefore approximate. We have no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also been advised by the Group that no material facts have been omitted from the information provided and have no reason to suspect that any material information has been withheld.

We have inspected the exterior and, where possible, the interior of the properties. In the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report whether the properties are free from rot, infestation or any other defects. No tests were carried out on any of the services.

We have not carried out on-site measurements to verify the correctness of the site and floor areas in respect of the properties concerned but we have assumed that the site areas and floor areas shown on the documents handed to us are correct.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxations which may be incurred in effecting a sale. Unless otherwise stated, we have assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

While we have exercised our professional judgment in arriving at our valuations, you are urged to consider our valuation assumptions with caution.

IIA-3

APPENDIX IIA	PROPERTY VALUATION

REMARKS

Unless otherwise stated, all money amounts stated herein are in Hong Kong Dollars (“HK$”). The exchange rates adopted in this report are HK$1 to MOP1.03, HK$1 to NTD3.9154, HK$1 to SGD0.16620 that are prevailing as of the Valuation Date.

Our valuations are summarized and our Valuation Certificates are enclosed herewith.

Yours faithfully

For and on behalf of

Savills Valuation and Professional Services Limited

Freddie Ling

MRICS MHKIS RPS(GP)

Senior Director

Note:	Mr. Freddie Ling is a Registered Professional Surveyor (General Practice), a member of both the Royal Institution of Chartered Surveyors, United Kingdom and The Hong Kong Institute of Surveyors. He has about 26 years’ experience in the valuation of properties in Hong Kong and extensive experience in the valuation of properties in Macau, Taiwan and Singapore.

IIA-4

APPENDIX IIA	PROPERTY VALUATION

SUMMARY OF VALUES

Group I — Property interests held by the Group in Macau

No.	Property	Market Value in Existing State as at 30 September 2011	Interest Attributable to the Group	Market Value Attributable to the Group as at 30 September 2011
		(HK$)	(%)	(HK$)
1.	“City of Dreams” Situated at Estrada do Istmo (Coloane) Nº S/N, Taipa, Macau	29,976,000,000	100%	29,976,000,000

2.	“Altira Macau” Situated at Lote BT17, Avenida de Kwong Tung N° S/N, Taipa, Macau	6,775,000,000	100%	6,775,000,000

3.	Units HR/C, IR/C, JR/C, KR/C and LR/C on the ground floor of the building named Golden Dragon Centre situated at Avenida Xian Xing Hai Nºs 81, 87 and 93, Rua de Madrid Nºs 241 and 249, Macau	104,000,000	100%	104,000,000

	Sub-total:	36,855,000,000	100%	36,855,000,000

Group II — Property interests rented by the Group in Macau

No.	Property	Market Value in Existing State as at 30 September 2011	Interest Attributable to the Group	Market Value Attributable to the Group as at 30 September 2011
		(HK$)	(%)	(HK$)
4.	Units A, C and D on the first and second floor, 44 car parking spaces and 70 motorcycle parking spaces in basement 1 to 3, Great China Plaza, Avenida Dr. Sun Yat Sen (Taipa) N°s 498 to 544-O, Taipa, Macau	No Commercial Value	100%	No Commercial Value

5.	Unit B on the first and second floor and 16 car parking spaces in basement 1, Great China Plaza, Avenida Dr. Sun Yat Sen (Taipa) N°s 498 to 544-O, Taipa, Macau	No Commercial Value	100%	No Commercial Value

6.	120 Car parking spaces on the second floor, Prince Flower City, Rua de Evora Taipa, Macau	No Commercial Value	100%	No Commercial Value

IIA-5

APPENDIX IIA	PROPERTY VALUATION

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
7.	Units A, B and C on the ground floor, Hoi Yee Fa Yuen Rua de Hong Chau N°s 52 – 82, Rua de Lagos N°s 51 – 91, Avenida Dr. Sun Yat Sen (Taipa) N°s 583 – 659 Taipa, Macau	No Commercial Value	100%	No Commercial Value

8.	Unit I on the 12th floor, Treasure Garden, Rua de Evora N°s 436 – 466 and Avenida Dr. Sun Yat Sen (Taipa) N°s 83 – 169, Taipa, Macau	No Commercial Value	100%	No Commercial Value

9.	Unit M on the 13th floor, Treasure Garden, Rua de Evora N°s 436 – 466, Avenida Dr. Sun Yat Sen (Taipa) N°s 83 –169, Taipa, Macau	No Commercial Value	100%	No Commercial Value

	Unit P on the 17th floor, Blocks 24 & 26, Nova Taipa Garden, Rua de Bragança N°s 300 – 362, Taipa, Macau

	Unit K on the third floor, Blocks 28 & 30, Nova Taipa Garden, Rua de Bragança N°s 388 – 458, Taipa, Macau

10.	Unit J on the fifth floor, Block 1-6, Jardim de Wa Bao, Avenida Olimpica N°s 66 – 172, Taipa, Macau	No Commercial Value	100%	No Commercial Value

11.	Parts of the ground and first floors of Hotel Royal, Calçada do Gaio N°s 1 – 1B, Estrada da Vitória N°s 2 – 4 Macau	No Commercial Value	100%	No Commercial Value

12.	Units C,D and E on the ground floor of the building named Hotel Lan Kwai Fong, Rua de Luis Gonzaga Gomes N°s 176 – 230, Rua de Nagasaki N°s 64- A – 82, Rua de Xiamen N°s 37- A – 59, Macau	No Commercial Value	100%	No Commercial Value

IIA-6

APPENDIX IIA	PROPERTY VALUATION

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
13.	28 Car parking spaces of BR/C on the ground floor of the building named Hotel Lan Kwai Fong, Rua de Luis Gonzaga Gomes N°s 176 – 230, Rua de Nagasaki N°s 64-A – 82, Rua de Xiamen N°s 37-A – 59, Macau	No Commercial Value	100%	No Commercial Value

14.	Parts of the ground and first floor of Hotel Taipa Square, Estrada Governador Albano de Oliveira N°S/N, Taipa, Macau	No Commercial Value	100%	No Commercial Value

15.	Parts of the ground to second floor and part of the fourth floor of Hotel Taipa Square, Estrada Governador Albano de Oliveira N°S/N, Taipa, Macau	No Commercial Value	100%	No Commercial Value

16.	Unit A2 on the second floor, Macau Master Hotel, Rua das Lorchas N°s 142-178, Macau	No Commercial Value	100%	No Commercial Value

17.	Parts of the ground and first floor of Hotel Sintra, Avenida de D. João IV N°s 58 – 62, Macau	No Commercial Value	100%	No Commercial Value

18.	Part of the ground floor of Hotel Taipa, Estrada Governador Nobre de Carvalho N°s 812 – 848, Taipa, Macau	No Commercial Value	100%	No Commercial Value

19.	Units N, X, AA on the ground floor; all units on the first and second floor, Hoi Kun Chong Sam (Centro Hoi Kun), Rua de Pequim N°s153 – 183-I, Rua de Xangai N°s148 – 182-H, Macau	No Commercial Value	100%	No Commercial Value

20.	6 car parking spaces on the second floor, Rua de Pequim Nº 174, Centro Comercial Kuong Fat, Macau	No Commercial Value	100%	No Commercial Value

IIA-7

APPENDIX IIA	PROPERTY VALUATION

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
21.	11 car parking spaces on the second floor, Rua de Pequim Nº 174, Centro Comercial Kuong Fat, Macau	No Commercial Value	100%	No Commercial Value
22.	Parts of the ground floor and the whole of the first to the third floor of Praça de D. Afonso Henriques N°s117 – 137, Rua de Foshan N°s103 – 109, Macau	No Commercial Value	100%	No Commercial Value
23.	Previously known as “Hotel Guangzhou”, Rua do Guimarães N°s286 – 312, Rua Nova do Comércio N°s 2 – 12, and Rua de Constantino Brito N°10, Macau	No Commercial Value	100%	No Commercial Value
24.	Unit A on the third floor and 2 car parking spaces, Industrial Tong Lei, Rua de Alegria N°s37 – 41, Avenida do Almirante Lacerda N°s16-A – 16-D, Macau	No Commercial Value	100%	No Commercial Value
25.	Units Q, Y and Z on the 14th floor, Ind. Kek Seng, Avenida do Almirante Magalhães Correia N°s11 – 91, Macau	No Commercial Value	100%	No Commercial Value
26.	Units C, D on the first floor, Units E, F on the second floor and Units G, H on the third floor, Calçada do Poço N°s 1 – 1-A, Macau	No Commercial Value	100%	No Commercial Value
27.	Units AR/C to FR/C on the ground floor, Units A1 to C1 on the first floor, Units A2 to C2 on the second floor, Units A3 to C3 on the third floor, Units A4 to C4 on the fourth floor and Units A5 to D5 on the fifth floor, Hei Pou, Avenida do Conselheiro Ferreira de Almeida N°s 109B – 109-BG, Macau	No Commercial Value	100%	No Commercial Value

IIA-8

APPENDIX IIA	PROPERTY VALUATION

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
28.	Units AR/C and BR/C on the ground floor, Units C1 and D1 on the first floor, Units E2 and F2 on the second floor, Units G3 and H3 on the third floor and Units I4 and J4 on the fourth floor, Rua Formosa N°s 16-16A, Macau	No Commercial Value	100%	No Commercial Value

29.	Units AR/C, A1 to A5 on the ground to the fifth floor, Beco da Pinga N°s 4 – 4-A, Rua das Estalagens N° 57, Macau	No Commercial Value	100%	No Commercial Value

30.	Units A to N on the 20th floor, Golden Dragon Centre, Avenida Xian Xing Hai Nº105, Macau	No Commercial Value	100%	No Commercial Value

31.	Units A to N on the 21st floor, Golden Dragon Centre, Avenida Xian Xing Hai N°105, Macau	No Commercial Value	100%	No Commercial Value

32.	Units A to N on the 22nd floor, Golden Dragon Centre, Avenida Xian Xing Hai N°105, Macau	No Commercial Value	100%	No Commercial Value

33.	Car parking spaces Nos. A8, A18 to A25, A44 to A53, A55 to A57, A108 to A110 in the basement, Golden Dragon Centre, Rua de Madrid N°s 195-215, Macau	No Commercial Value	100%	No Commercial Value

34.	Car parking spaces nos. A43C/ V, A59C/V to A67C/V, A69C/V, A92C/V to A97C/V, A119C/V, A120C/V, A123C/V, A124C/V, A139C/V, A144C/V, A145C/V, A147C/V, to A153C/V, A173C/V to A175C/V in the basement, Golden Dragon Centre, Rua de Madrid N°s 195-215, Macau	No Commercial Value	100%	No Commercial Value

35.	Car parking spaces nos. A3 and A4 on the ground floor of Golden Dragon Centre, Rua de Madrid N°s 195-215, Macau	No Commercial Value	100%	No Commercial Value

IIA-9

APPENDIX IIA	PROPERTY VALUATION

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
36.	Unit F on the seventh floor, Block 27 Nova Taipa Garden, Rua de Seng Tou N°447, Taipa, Macau	No Commercial Value	100%	No Commercial Value

37.	Unit O on the 13th floor, Block 26 Nova Taipa Garden, Rua de Brangança N°350, Taipa, Macau	No Commercial Value	100%	No Commercial Value

	Unit M on the 12th floor, Treasure Garden, Avenida Dr. Sun Yat Sen N°155, Taipa, Macau

	Unit O on the third floor, Block 30 Nova Taipa Garden, Rua de Brangança N°442, Taipa, Macau

	Unit AH on the fifth floor, Block1-6, Jardim de Wa Bao, Avenida de Guimarães N°46, Taipa, Macau

38.	Units E and F on the 20th floor, Units A to F on the 21st to 23rd floor, Block 5, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau	No Commercial Value	100%	No Commercial Value

39.	Shop No.1 on the ground floor, Shop Nos. 3-9 on lower ground floor and 12 car parking spaces on P1 and 6 motorbike parking spaces of Macau Tower Convention & Entertainment Centre, Avenida Panorâmica do Lago Nam Van N°s 35 – 273, Macau	No Commercial Value	100%	No Commercial Value

40.	Unit B on the 16th floor, Block 5, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau	No Commercial Value	100%	No Commercial Value

41.	Unit F on the 13th floor, Block 2, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau	No Commercial Value	100%	No Commercial Value

IIA-10

APPENDIX IIA	PROPERTY VALUATION

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
42.	Unit F on the 25th floor, Block 1, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau	No Commercial Value	100%	No Commercial Value

43.	Unit E on the 11th floor, Block 5, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau	No Commercial Value	100%	No Commercial Value

44.	Unit B on the 26th floor, Block 4, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau	No Commercial Value	100%	No Commercial Value

	Sub-total:	No Commercial Value		No Commercial Value

Group III — Property interests rented by the Group in Hong Kong

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
45.	36th Floor The Centrium No. 60 Wyndham Street, Central, Hong Kong	No Commercial Value	100%	No Commercial Value

46.	Shop Unit No. 305C, 3rd Floor, Shun Tak Centre (Podium), Nos. 168-200 Connaught Road Central, Hong Kong	No Commercial Value	100%	No Commercial Value

47.	Units 2802-03, 28th Floor, China Merchants Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong	No Commercial Value	100%	No Commercial Value

	Sub-total:	No Commercial Value		No Commercial Value

IIA- 11

APPENDIX IIA	PROPERTY VALUATION

Group IV — Property interest rented by the Group in Taiwan

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
48.	TAIPEI 101 TOWER, Rm. D, 21F., No.7, Sec. 5, Xinyi Rd., Xinyi Dist., Taipei City 110, Taiwan (R.O.C.)	No Commercial Value	100%	No Commercial Value

	Sub total:	No Commercial Value		No Commercial Value

Group V — Property interest rented by the Group in Singapore

			Interest	Market Value
		Market Value in	Attributable	Attributable to the
		Existing State as at	to the	Group as at
No.	Property	30 September 2011	Group	30 September 2011
		(HK$)	(%)	(HK$)
49.	435 Orchard Road #19-02 Wisma Atria Singapore 238877	No Commercial Value	100%	No Commercial Value

	Sub total:	No Commercial Value		No Commercial Value

	TOTAL:	36,855,000,000		36,855,000,000

IIA-12

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

Group I — Property interests held by the Group in Macau

Market Value in
			Particulars of	Existing State as at
No.	Property	Description and Tenure	Occupancy	30 September 2011
1.	“City of Dreams” Situated at Estrada do Istmo (Coloane) NºS/ N, Taipa, Macau

The property comprises a complex development known as “City of Dreams” built on a piece of land which has a site area of approximately 113,325 sq m (1,219,830 sq ft).

The property comprises three 4 to 5-stars hotels namely Crown Tower, Hard Rock Hotel and Grand Hyatt, casino, food and beverage, retail, theatres and car park. The Property is of reinforced concrete construction completed in or about 2009.

According to the Ficha Tecnica of Direcção dos Serviços de Solos, Obras Públicas e Transportes (“DSSOPT”) Submission, the total Construction Area of the property is approximately 617,476.7 sq m (6,646,519 sq ft).

The property is held under Concessão Por Arrendamento ( ) for a lease term of 25 years commencing on 13 August 2008. The current government rent is MOP8,266,147 (HK$8,025,385).

The property is
currently operated

as a complex
development known
as “City of Dreams”.

Part of the
commercial portion
of the property is
subject to various
tenancies at a total
base annual
rent of approximately
MOP74,890,000
(HK$72,708,738)
with the latest expiry
date on 11 June
2017.

HK$29,976,000,000 100% interest attributable to the Group: HK$29,976,000,000

Notes:

1.	The registered owner of the Property is Melco Crown (COD) Desenvolvimentos, Limitada, in which, the group has a 100% interest.

2.	Upon our recent land search, the Property was subject to a mortgage (Hipoteca Voluntária or ) in favour of DB Trustees (Hong Kong) Limited in accordance with inscription no. 91723C dated 21 August 2008.

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APPENDIX IIA	PROPERTY VALUATION

3.	According to the Dispatch Nos. 25/2008 and 45/2010 dated 13 August 2008 and dated 15 September 2010 respectively, the Property is subject to the following terms and conditions:

Site Area	: 113,325 sq m (1,219,830 sq ft)

Lease Term	: For a lease term of 25 years commencing on 13 August 2008, renewable in accordance with application law.

Uses

:   The property shall be developed into a complex development with strata title registration comprising casino, hotel (including gaming area, entertainment area, leisure area, commercial area, F & B area and other supporting area) and an apartment hotel. The breakdown gross floor areas are as follows:-

	Uses	GFA
	Casino:	2,200 sq m (23,681 sq ft)
	5-star hotel:	372,764 sq m (4,012,432 sq ft)
	4-star hotel:	45,610 sq m (490,946 sq ft)
	4-star apartment hotel: (excluding refuge floor)	140,924 sq m (1,516,906 sq ft)
	Carparking (5-star hotel):	43,205 sq m (465,059 sq ft)
	Carparking (4-star hotel):	1,928 sq m (20,753 sq ft)
	Carparking:	6,600 sq m (71,042 sq ft)
(4-star apartment hotel)
	Outdoorarea:	55,343 sq m (595,712 sq ft)

Annual Rent	: Upon completion of the construction
	Casino:	MOP15 psm
	5-star hotel:	MOP15 psm
	4-star hotel:	MOP15 psm
	4-star apartment hotel:	MOP15 psm
	Carparking (5-star hotel):	MOP10 psm
	Carparking (4-star hotel):	MOP10 psm
	Carparking:	MOP10 psm
(4-star apartment hotel)
	Outdoor area:	MOP10 psm

Others

:   Upon the expiry of the sub-concession for the operation of games of fortune and chance and other games in casino or termination of the sub-concession due to other reasons stipulated in the sub-concession, the unencumbranced ownership of the casino together with its gaming facilities and equipment inside and outside the casino shall be surrendered to the Macau Government.

4.	There is discrepancy between the area stated in Ficha Tecnica and that in Dispatch Nos. 25/2008 and 45/2010 dated 13 August 2008 and dated 15 September 2010. In our valuation, we have assumed that the existing development parameters are permissible in all aspects under relevant regulations, town planning and lease conditions and disregarded any additional premium, substantial administrative fee and the like, if any.

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APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
2.	“Altira Macau” Situated at Lote BT17, Avenida de Kwong Tung N° S/N, Taipa, Macau

The property is a hotel and casino development known as “Altira Macau” built on a piece of land which has a site area of approximately 5,230 sq m (56,296 sq ft). It is completed in or around 2007.

The property comprises a 5-star hotel, a casino, food and beverage venues, and car park.

The total Gross Floor Area of the property (excluding a 3-storey basement) is approximately 92,097.60 sq m (991,334 sq ft).

The property is held under Concessão Por Arrendamento ( ) for a lease term of 25 years commencing on 1 March 2006. The current government rent is MOP1,428,835 (HK$1,387,218).

			The property is currently operated as a hotel and casino development known as “Altira Macau”.	HK$6,775,000,000 100% interest attributable to the Group: HK$6,775,000,000

Notes:

1.	The registered owner of the property is Altira Desenvolvimentos, S.A, in which the Group has 100% interest.

2.	Upon our recent land search, the Property was subject to a mortgage (Hipoteca Voluntária or ) in favour of DB Trustees (Hong Kong) Limited in accordance with inscription no. 80919C dated 14 September 2007.

3.	According to the Dispatch No. 20/2006 dated 1 March 2006, the Property is subject to the following terms and conditions:

Site Area	: 5,230 sq m (56,296 sq ft)

Lease Term	: For a lease term of 25 years commencing on 1 March 2006, renewable under applicable law.

Uses	: The property shall be developed to a 5-star hotel development. The breakdown gross floor areas are as follows:-

	5-star hotel:	82,704 sq m (890,226 sq ft)

	Car parking facilities:	11,810 sq m (127,123 sq ft)

	Outdoor area:	1,323 sq m (14,241 sq ft)

Annual Rent	: Upon completion of the construction

	Hotel:	MOP15 psm

	Car parking facilities:	MOP10 psm

	Outdoor area:	MOP10 psm

4.	There is discrepancy between the areas provided to us and that in the Dispatch No. 20/2006 dated 1 March 2006. In our valuation, we have assumed that the existing development parameters are permissible in all aspects under relevant regulations, town planning and lease conditions and disregarded any additional premium, substantial administrative fee and the like, if any.

IIA-15

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenure	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
3.	Units HR/C, IR/C, JR/C,KR/C and LR/C on the ground floor of the building named Golden Dragon Centre situated at Avenida Xian Xing Hai Nºs 81, 87 and 93, Rua de Madrid Nºs 241 and 249, Macau

The property comprises five commercial units on the ground and first floor of Golden Dragon Center, previously known as Edifício Comercial Zhu Kuan Mansion which was completed in or about 1997.

The property has a total registered saleable area of approximately 838.85 sq m (9,029 sq ft).

The property is held under Concessão Por Arrendamento ( ) for a lease term expiring on 27 July 2015. The current annual government rent is MOP6,293 (HK$6,110).

			The Property is currently occupied by the Group as a recruitment center.	HK$104,000,000 100% interest attributable to the Group: HK$104,000,000

Notes:

1.	The registered owner of the Property is MPEL Propriedades (Macau) Limitada, in which the Group has 100% interest.

2.	Upon recent land search, no material encumbrances were registered against the property.

IIA-16

APPENDIX IIA	PROPERTY VALUATION

Group II — Property interests rented by the Group in Macau

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
4.	Units A, C and D on the first and second floor, 44 car parking spaces and 70 motorcycle parking spaces in basement 1 to 3, Great China Plaza, Avenida Dr. Sun Yat Sen (Taipa) N°s 498- 544-O, Taipa, Macau

The property comprises six restaurant (commercial) units located on the first and second floor, 44 car parking spaces and 70 motorcycle parking spaces located in basement 1-3 of Great China Plaza which was completed in 2001.

The 6 restaurant (commercial) units of the property have a total registered saleable area of approximately 2,681.58 sq m (28,865 sq ft).

The property is leased to Great Wonders, Investments, Limited as tenant, in which the Group has 100% interest, from C W Real Property Investment Limited as landlord for a term of 10 years commencing on 1 January 2006 at a current monthly rent of HK$ 600,600 (exclusive of utility charges, telephone bills and management fee) and the rent will be reviewed every year and at a 4% increase per annum.

			The property is currently occupied by the Group as an office/ training center and car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the property is CW Investimento Predial Limitada.

2.	Upon recent land search, the property was subject to mortgages (Hipoteca Voluntária or ) in favour of Banco Seng Heng, S.A. in accordance with inscription nos. 65719C and 89984C dated 30 November 2005 and 16 June 2008 respectively.

3.	The property comprises car parking spaces nos. 001 to 006, 008, 010 to 012, 015, 017, 018, 022, 023, 035 to 042 and 047 in basement 1, car parking spaces nos. 013, 024, 025, 029, 032 to 034 in basement 2, car parking spaces nos. 002, 007 to 009, 016, 017, 028 to 029, 031, 032, 037, 044 and 051 in basement 3 and motorcycle parking spaces nos. 051 to 073 in basement 1, 056, 057, 059-074, 076-083 in basement 2 and 057 to 077 in basement 3.

IIA-17

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
5.	Unit B on the first and second floor and 16 car parking spaces in basement 1, Great China Plaza Avenida Dr. Sun Yat Sen (Taipa) N° 498-544-O, Taipa, Macau

The property comprises two restaurant (commercial) units located on the first and second floor and 16 car parking spaces located in basement 1 of Great China Plaza which was completed in 2001.

The two restaurant (commercial) units have a total registered saleable area of approximately 947 sq m (10,194 sq ft).

The property is leased to Altira Developments Limited, formerly known as Great Wonders, Investments, Limited as tenant, in which the Group has 100% interest, from C W Real Property Investment Limited as landlord for a term of 9 years commencing on 1 January 2007 at a current monthly rent of HK$ 210,100 (exclusive of utility charges, telephone bills and management fee) and the rent will be reviewed every year and at a 4% increase per annum.

			The property is currently occupied by the Group as an office/ training center and car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the property is CW Investimento Predial Limitada.

2.	Upon recent land search, the property was subject to mortgages (Hipoteca Voluntária or ) in favour of Banco Seng Heng, S.A. in accordance with inscription nos. 65719C and 89984C dated 30 November 2005 and 16 June 2008 respectively.

3.	The property comprises car parking spaces nos. 007C/V1, 009C/V1, 013C/V1, 014C/V1, 016C/V1, 021C/V1, 029C/V1 to 034C/V1, 043C/V1 to 046C/V1 in basement 1.

IIA-18

APPENDIX IIA	PROPERTY VALUATION

IIA-

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
6.	120 Car parking spaces on the second floor, Prince Flower City, Rua de Evora Taipa, Macau

The property comprises 120 car parking spaces located on the second floor of Prince Flower City which was completed in 2008.

The property is leased to Altira Hotel Limited as tenant, in which the Group has 100% interest, from Sek I Property Management Limited as landlord for a term of 1 year commencing on 1 May 2011 at a current monthly rent of MOP96,000.

			The Property is currently occupied by the Group for staff car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the property is Sociedade de Investimento Taipa, Limitada.

2.	Upon recent land search, no material encumbrance was registered against the property.

3.	The property comprises car parking spaces nos. P2#001 to P2#120 on the second floor.

4.	As advised by Macau Legal Advisor, due to the format of the registration certificate available in public records the status of car parking spaces has not been established.

IIA-19

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
7.	Units A, B and C on the ground floor, Hoi Yee Fa Yuen Rua de Hong Chau N°s 52-82, Rua de Lagos N°s 51-91, Avenida Dr. Sun Yat Sen (Taipa) N°s 583-659 Taipa, Macau

The property comprises three commercial units on the Ground Floor of “Hoi Yee Fa Yuen” which was completed in 1993.

The property has a total registered saleable area of 673.32 sq m (7,248 sq ft).

The property is leased to Altira Hotel Limited, formerly known as Melco PBL Hotel (Crown Macau) Lda as tenant , in which the Group has 100% interest, from Companhia de Mobiliário e Decoração Interior Moonextra, Limitada as landlord for a term of 5 years commencing on 1 March 2008 at a current monthly rent of HK$116,434 (exclusive of utility charges and telephone bills) and the rent will be reviewed every year and at a 4% increase per annum.

			The property is currently occupied by the Group as an office/ training center.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Mobiliário e Decoração Interior Moonextra, Limitada.

2.	Upon recent land searches, the property was subject to mortgages (Hipoteca Voluntária or ) in favour of Banco da China in accordance with inscription nos. 11635C, 56564C and 110866C dated 27 May 1999, 16 February 2005 and 27 July 2010 respectively.

IIA-20

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
8.	Unit I on the 12th floor, Treasure Garden, Rua de Evora N°s 436-466, Avenida Dr. Sun Yat Sen (Taipa) N°s 83-169, Taipa, Macau

The property comprises a residential unit on the 12th floor of Treasure Garden which was completed in 2006.

The property has a registered saleable area of 111.02 sq m (1,195 sq ft).

The property is sub-leased to Altira Hotel Limited as sub-tenant, in which the Group has 100% interest, from Liao YangLing, trading as Chong Ou Property Agency as tenant and Wong Pak Cheong as landlord for a term of 2 years commencing on 15 December 2009 at a current monthly rent of MOP25,832 (inclusive of electricity, gas, water, telephone, internet and other services or utilities provided) and the rent will be increased annually at the rate of 10% over the rent of the preceding year.

			The property is currently occupied by the Group as a staff dormitory.	No Commercial Value

Notes:

1.	The registered owner of the property is Wong Pak Cheong.

2.	Upon recent land search, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Banco de Construção da China (Macau), S.A. in accordance with inscription no. 101246C dated 10 December 2009.

IIA-21

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011

9.

Unit M on the 13th

floor, Treasure Garden

Rua de Evora N°S 436 –

466, Avenida Dr. Sun

Yat Sen (Taipa) N°S 83 –

169, Taipa, Macau

Unit P on the 17th

floor, Blocks 24 & 26,

Nova Taipa Garden, Rua

de Bragança N°S 300 –

362, Taipa, Macau

Unit K on the third

floor, Blocks 28 & 30,

Nova Taipa Garden, Rua

de Bragança N°S 388 –

458, Taipa, Macau

The Property comprises a residential

unit on the 13th floor in Treasure

Garden, a residential unit on the 17th

floor in blocks 24 & 26 of Nova Taipa

Garden and a residential unit on the

third floor in block 28 & 30 of Nova

Taipa Garden.

Treasure Garden was completed in

2006 whereas Blocks 24, 26, 28, and 30

of Nova Taipa Garden were completed

in 1996 to 1997.

The property has a total registered

saleable area of 304.72 sq m

(3,280 sq ft).

The property is sub-leased to Altira

Hotel Limited as sub-tenant, in which

the Group has 100% interest, from

Liao YangLing, trading as Chong Ou

Property Agency as tenant and Wong

Chou Tim (Re: Unit M13), Au Hong

Wai (Re: Unit P17) and Hong Yueqing

(Re: Unit K3) as landlords for a term of

2 years commencing on 23 October

2009 at a current monthly rent of

MOP61,182 (inclusive of electricity,

gas, water, telephone, internet and

other services or utilities provided) and

the rent will be increased annually at

the rate of 10% over the rent of the

preceding year.

			The property is currently occupied by the Group as a staff dormitory.	No Commercial Value

Notes:

1.	The registered owners of the property are as follows:-

-	Agostinho, Carlos Manuel (1/ 2) and Dos Santos Lewis, Laura (1/2) (Re: Unit M13);

-	Dos Santos Farinha, Mário Paulo and his wife Fernandes Farinha, Maria Amélia (Re: Unit P17); and

-	Hong Yueqing (Re: Unit K3)

2.	Upon recent land searches, the property was subject to mortgages (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 125340C dated 14 July 2011 (Re: Unit M13) and Banco da East Asia, Limitada, Sucursal de Macau in accordance with inscription no. 114714C dated 18 November 2010 (Re: Unit P17).

3.	As advised by Macau Legal Advisor, the registered owner of unit P17 is not the landlord under the underlying lease agreement. There is no evidence showing the authority on which the landlord under the underlying lease agreement is leasing Unit P17 to the tenant.

IIA-22

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011

10.	Unit J on the fifth floor, Block 1-6, Jardim de Wa Bao, Avenida Olimpica N°s 66 – 172, Taipa, Macau

The property comprises a residential unit on

the fifth floor of Jardim de Wa Bao which was

completed in 1996.

The property has a registered saleable area of

approximately 108.70 sq m (1,170 sq ft).

The property is sub-leased to Altira Hotel

Limited as sub-tenant, in which the Group has

100% interest, from Liao YangLing, trading as

Chong Ou Property Agency as tenant and Lee

Yoke Cheow and his wife Leen Tai as landlord

for a term of 2 years commencing on 1

August 2010 at a current monthly rent of

MOP18,656 (inclusive of utility charges).

			The property is currently occupied by the Group as a staff dormitory.	No Commercial Value

Notes:

1.	The registered owners of the property are Lee Yoke Cheow and his wife Leen Tai.

2.	Upon recent land search, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Banco Tai Fung, S.A.R.L. in accordance with inscription no. 107375C dated 6 May 2010.

IIA-23

APPENDIX IA	ACCOUNTANTS’ REPORT

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
11.	Parts of the ground and first floors of Hotel Royal, Calçada do Gaio N°s 1 - 1B, Estrada da Vitória N°s 2 - 4, Macau

The property comprises commercial spaces located on parts of the ground and first floors of Hotel Royal which was completed in 1980s.

The property has a total area of approximately 1,486.44 sq m (16,000 sq ft).

The property is leased to Melco PBL Jogos (Macau), S.A. as tenant, in which the Group has 100% interest, from Companhia de Construção e Fomento Predial Pou Iek, S.A. as landlord for a term of 8 years commencing on 1 June 2007 at a current monthly rent of MOP959,220 (exclusive of utility charges, management fee, security charges and cleaning services fee etc) and the rent will be reviewed every two year and at a 9.5% increase.

			The property is currently occupied by the Group as a slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Construção e Fomento Predial Pou Iek, SARL.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-24

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
12.	Units C, D and E on the ground floor of the building named Hotel Lan Kwai Fong Rua de Luis Gonzaga Gomes N°s 176-230, Rua de Nagasaki N°s 64-A-82, Rua de Xiamen N°s 37-A-59, Macau

The property comprises three of the various commercial units on the ground floor of Hotel Lan Kwai Fong which was completed in 1992.

The property has a total saleable area of approximately 471.96 sq m (5,080 sq ft).

The property is leased to Mocha Slot Group Limited, in which the Group has 100% interest, from Melco Investment Holdings Limited as landlord for a term of 10 years commencing on 29 December 2003 at a current monthly rent of HK$212,960 (exclusive of utility charges, management fee and cleaning services fee, maintenance fee etc). Mocha Slot Group Limited has assigned its tenancy to Melco Crown Gaming (Macau) Limited, formerly known as PBL Diversões (Macau), S.A. at a consideration of MOP10.

			The property is currently occupied by the Group as a slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owner of the property is Melco Investment Holdings Limited.

2.	Upon recent land searches, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Industrial and Commercial Bank of China (Asia ) Limited in accordance with inscription no. 92723C dated 14 October 2008.

IIA-25

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
13.	28 Car parking spaces of BR/C on the ground floor of the building named Hotel Lan Kwai Fong, Rua de Luis Gonzaga Gomes N°s 176- 230, Rua de Nagasaki N°s 64-A – 82, Rua de Xiamen N°s 37-A – 59, Macau

The property comprises 28 car parking spaces on the ground floor of Hotel Lan Kwai Fong which was completed in 1992.

The property is leased to Melco Crown Gaming (Macau) Limited as tenant, in which the Group has 100% interest, from Melco Investment Holdings Limited as landlord for a term of 7 years 4 months and 21 days commencing on 8 August 2006 at a current monthly rent of HK$132,616 and will be reviewed to HK$145,880 commencing on 29 December 2011.

			The property is currently occupied by the Group as car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the Property is Melco Investment Holdings Limited.

2.	Upon our recent land search, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Industrial and Commercial Bank of China (Asia ) Limited in accordance with inscription no. 92723C dated 14 October 2008.

3.	The property comprises car parking spaces nos. 1 to 13 and 20 to 34 on the ground floor.

4.	As advised by Macau Legal Advisor, due to the format of the registration certificate available in public records the status of car parking spaces has not been established.

IIA-26

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
14.	Parts of the ground and first floor of Hotel Taipa Square, Estrada Governador Albano de Oliveira N°S/N, Taipa, Macau

The property comprises parts of the commercial spaces located on the ground floor and first floor of Hotel Taipa Square which was completed in 2005.

The property has a total area of approximately 618.42 sq m (6,657 sq ft).

The property is leased to Melco Crown Gaming (Macau) Limited, formerly known as PBL Diversões (Macau), S.A. as tenant, in which the Group has 100% interest, from Hotel Taipa Square (Macao) Company as landlord for a term of 10 years commencing in 2005 at a current monthly rent of MOP115,000 (exclusive of utility charges, air conditioning charges) and will be reviewed upon mutual agreement in the fifth year.

			The property is currently occupied by the Group as a slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owner of the Property is Hotel Rossio da Taipa (Macau), Companhia Limitada.

2.	Upon our recent land search, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 122297C dated 19 May 2011.

IIA-27

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
15.	Parts of the ground to second floor and part of the fourth floor of Hotel Taipa Square, Estrada Governador Albano de Oliveira N°S/N, Taipa, Macau

The property comprises parts of the ground floor to second floor and parts of the fourth floor of Hotel Taipa Square which was completed in 2005.

The property has a total area of approximately 18,294 sq ft (1,699.55 sq m).

The property is used by way of a Right to Use Agreement to Melco Crown Gaming (Macau) Limited as user, in which the Group has 100% interest, from Hotel Taipa Square (Macao) Company Limited as owner for a term expiring on 26 June 2022 at a monthly fee of MOP135,000 (all inclusive).

			The property is currently occupied by the Group as a casino.	No Commercial Value

Notes:

1.	The registered owner of the Property is Hotel Rossio da Taipa (Macau), Companhia Limitada.

2.	Upon our recent land search, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 122297C dated 19 May 2011.

IIA-28

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
16.	Unit A2 on the second floor, Macau Master Hotel, Rua das Lorchas N°s 142 – 178, Macau

The property comprises a commercial unit located on the 2nd floor of Macau Masters Hotel which was completed in 1989.

The Property has a registered saleable area of approximately 954.63 sq m (10,276 sq ft).

The property was leased to Sociedade de Jogos de Macau, S.A. as tenant, from Ho Hong Chan and Ng Cheng also known as Woo Cheng also known as Wu Cheng as landlords for a term of 10 years commencing on 1 January 2006 at a current monthly rent of HK$90,000 (exclusive of utility charges, air conditioning charges) and will be reviewed to HK$106,000 in the sixth year, HK$120,000 in the seventh year and HK$139,000 in the ninth year. The lease agreement was assigned by means of a Lease Assignment Agreement between Sociedade de Jogos de Macau, S.A. (as transferor), Melco Crown Gaming (Macau) Limited (as transferee) and Mocha Slot Management Limited (Mocha), dated 3 June 2009.

			The property is currently occupied by the Group as social facility.	No Commercial Value

Notes:

1.	The registered owners of the Property are Ho Hong Chan and Ng Cheng (ou) Woo Cheng (ou) Wu Cheng.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-29

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
17.	Parts of the ground and first floor of Hotel Sintra, Avenida de D. João IV N°s 58 – 62, Macau

The property comprises parts of the commercial spaces located on the ground floor and first floor (together with the right of use of three advertising boards) of Hotel Sintra which was completed in the mid 20th century.

The property has a area of approximately 808.25 sq m (8,700 sq ft).

The property is sub-leased to Melco Crown Gaming (Macau) Limited formerly known as PBL Diversões (Macau), S.A. as sub-tenant, in which the Group has 100% interest, from Lisboa Holdings Limited as tenant and Sociedade de Turismo e Diversões de Macau as landlord for a term commencing on 21 September 2006 and expiring on 30 June 2013 at a current monthly rent of HK$ 280,000 (exclusive of utility charges, air conditioning charges).

			The property is currently occupied by the Group as a slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owner of the Property is Sociedade de Turismo e Diversðes de Macau.

2.	Upon recent land search, no material encumbrance was registered against the property.

3.	As advised by Macau Legal Advisor, authority of the individual signor to enter into the sub-lease for and on behalf of the sub-tenant has not been established.

IIA-30

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
18.	Part of the ground floor of Hotel Taipa, Estrada Governador Nobre de Carvalho N°s 812 – 848, Taipa, Macau

The property comprises part of the commercial space located on the ground floor of Hotel Taipa.

The property has a area of approximately 1,021.92 sq m (11,000 sq ft).

The property is leased to Melco Crown Gaming (Macau) Limited as tenant, in which the Group has 100% interest, from Grand — Invest & Development Company Limited as landlord for a term of 9 years commencing on 22 September 2006 at a current monthly rent of MOP250,000 (exclusive of utility charges and management fee) and will be reviewed to MOP300,000 commencing on 22 September 2012.

			The property is currently occupied by the Group as a slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owner of the property is Sociedade de Investimento e Desenvolvimento Grand, Limitada.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-31

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
19.	Units N, X, AA on the Ground Floor; all units on the first and second floor, Hoi Kun Chong Sam (Centro Hoi Kun), Rua de Pequim N°s153 – 183-I, Rua de Xangai N°s148 – 182-H, Macau

The property comprises three commercial units located on the ground floor, and all units located on the first and second floors of Hoi Kun Chong Sam known as Edf. Marina Plaza which was completed in 1989.

The property has a total gross floor area of approximately 2,322.56 sq m (25,000 sq ft).

The property is leased to Mocha Slot Management Limited as tenant, in which the Group has 100% interest, from Carriana Holdings (Entertainments and Gastronomy) Limited as landlord for a term of 10 years commencing on 21 June 2006 at a current monthly rent of HK$450,000 (exclusive of utility charges, air conditioning charges and management fee) and will be reviewed to HK$540,000 commencing on 21 June 2014. Mocha Slot Management Limited has assigned its tenancy to PBL Diversões (Macau), S.A. at a consideration of MOP10.

			The property is currently occupied by the Group as a slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owners of the property are Companhia de Construção e Investimento Predial Trust, Limitada (Re: Unit N on the Ground Floor) and Carriana — Diversðes e Comes e Bebes, Limitada (Re: Units X and AA on the ground floor and units on the first floor and second floor).

2.	Upon recent land searches, the property is subject to a mortgage (Hipoteca Voluntária or ) in favour of Banco Tai Fung, S.A.R.L. in accordance with inscription no. 58901C dated 3 May 2005 (Re: Units X and AA on the ground floor and units on the first floor and second floor).

3.	As advised by Macau Legal Advisor, authority of the individual signor to enter into the lease for and on behalf of the tenant has not been established.

IIA-32

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
20.	6 car parking spaces on the second floor, Rua de Pequim Nº 174, Centro Comercial Kuong Fat, Macau

The property comprises six car parking spaces located on the second floor of Comercial Kuong Fat which was completed in 1994.

The property is leased to Melco Crown Gaming (Macau) Limited as tenant, in which the Group has 100% interest, from Grand Prosperity Investment Company Ltd as landlord for a monthly tenancy commencing on 1 December 2006 at a current monthly rent of HK$1,000 per car parking space (inclusive of management fee).

			The Property is currently occupied by the Group as car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Investimento Predial Grand Prosperity, Limitada.

2.	Upon recent land search, no material encumbrance was registered against the property.

3.	The property comprises car parking spaces nos. 23, 24, 37A, 38A, 38B and 39 on the second floor.

4.	As advised by Macau Legal Advisor, due to the format of the registration certificate available in public records the status of car parking spaces has not been established.

5.	We assume the Lease Agreement has not been terminated by either party in accordance with its terms and applicable laws and has, therefore, been renewed.

IIA-33

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
21.	11 car parking spaces on the second floor, Rua de Pequim Nº 174, Centro Comercial Kuong Fat, Macau

The property comprises 11 car parking spaces located on the second floor of Comercial Kuong Fat which was completed in 1994.

The property is leased to Melco Crown Gaming (Macau) Limited as tenant, in which the Group has 100% interest, from Wok Lei Tó Tai Iat Fát Chin Iau Han Kong Si as landlord for a monthly tenancy commencing on 1 December 2006 at a current monthly rent of HK$1,000 per car parking space (inclusive of management fee).

			The Property is currently occupied by the Group as car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the property cannot be found. However, according to the legal opinion, the landlord of the property is Wok Lei Tó Tai Iat Fát Chin Iau Han Kong Si.

2.	The property comprises car parking spaces nos. 8, 9, 13 to 15, 20, 21, 29 to 32 on the second floor.

3.	As advised by Macau Legal Advisor, due to the format of the registration certificate available in public records the status of car parking spaces has not been established.

4.	As advised by Macau Legal Advisor, authority of the individual signor to enter into the lease for and on behalf of the tenant has not been established.

5.	We assume the Lease Agreement has not been terminated by either party in accordance with its terms and applicable laws and has, therefore, been renewed.

IIA-34

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011

22.	Parts of the ground floor and the whole of the first to the third floor of Praça de D. Afonso Henriques N°s 117 – 137, Rua de Foshan N°s103 – 109, Macau

The property comprises part of the commercial spaces located on the ground floor and the whole of the first to the third floor of the commercial building which was completed in 2007.

The property has a total area of approximately 743.22 sq m (8,000 sq ft).

The property is leased to Melco Crown Gaming (Macau) Limited as tenant, in which the Group has 100% interest, from Companhia Lei Tak Fong Limitada as landlord for a term of 10 years commencing on 16 March 2007 at a current monthly rent of HK$376,320 (exclusive of utility charges, air conditioning charges, security charges and management fee etc) and will be reviewed to HK$421,479 commencing on 16 May 2013 and a market rent upon mutual agreement commencing on 16 March 2014.

			The property is currently occupied by the Group as a slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owner of the Property is Companhia Lei Tak Fong Limitada.

2.	Upon our recent land searches, the Property was subject to mortgages (Hipoteca Voluntária or ) in favour of Banco Comercial de Macau, S.A. in accordance with inscription nos. 50020C and 76086C dated 1 June 2004 and 27 March 2007 respectively

IIA-35

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
23.	Previously known as “Hotel Guangzhou”, Rua do Guimarães N°s286 – 312, Rua Nova do Comércio N°s 2 – 12, and Rua de Constantino Brito N°10, Macau

The property comprises the whole commercial building previously known as “Hotel Guangzhou” with unknown building age.

The property has a gross floor area of approximately 1,263.00 sq m (13,595 sq ft).

The property is leased to Melco Crown Gaming (Macau) Limited, formerly known as Melco PBL Jogos (Macau), S.A. as tenant, in which the Group has 100% interest, from Gordon — Companhia de Consultadoria de Investimento Predial, Limitada as landlord for a term of 14 years 11 months commencing on 26 January 2007 at a current monthly rent of HK$550,000 (exclusive of utility charges, security charges, maintenance of property and equipments and cleaning service charge etc) and is reviewed to HK$ 605,000 commencing on 1 September 2013, HK$665,500 commencing on 1 September 2016 and HK$ 732,050 commencing on 1 September 2019.

			The property is currently occupied by the Group and will be operated as slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owner of the property is Gordon-Companhia de Consultadoria de Investimento Predial, Limitada.

2.	Upon recent land search, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Banco Industrial e Comercial da China (Macau), S.A. in accordance with inscription no. 97294C dated 17 August 2009.

IIA-36

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
24.	Unit A on the third floor and 2 car parking spaces, Industrial Tong Lei, Rua de Alegria N°s 37 – 41, Avenida do Almirante Lacerda N°s 16-A – 16-D Macau

The property comprises an industrial unit located on the third floor and two car parking spaces on the third floor in Industrial Tong Lei which was completed in 1985.

The property has a registered saleable area of approximately 1,814.04 sq m (19,526 sq ft).

The property is leased to Melco Crown Gaming (Macau) Limited as tenant, in which the Group has 100% interest, from Macau Garment Factory Limited as landlord for a term of 5 years commencing on 1 June 2009 at a current monthly rent of HK$66,945 (inclusive of management fee and exclusive of utility charges and maintenance fee).

			The property is currently occupied by the Group as a warehouse and car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the property is Fábrica de Artigos de Vestuário Macau, Limitada.

2.	Upon recent land searches, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Banco Comercial de Macau, S.A. in accordance with inscription no. 3214 L°C22L FLS.121 dated 30 June 1993.

3.	The property comprises car parking spaces nos. 60 and 61 on the third floor.

4.	According to the Macau Legal Advisor, the registered usage of the unit is for industrial purpose only. However, there should not be any penalties to the tenant.

IIA-37

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
25.	Units Q, Y and Z on the 14th floor, Ind. Kek Seng, Avenida do Almirante Magalhães Correia N°S11- 91, Macau

The property comprises three industrial unit located on the 14th floor of Centro Industrial Keck Seng (Bloco 3) which was completed in 1989.

The property has a registered saleable area of approximately 907.14 sq m (9,764 sq ft).

The property is leased to Melco Crown Gaming (Macau) Limited as tenant, in which the Group has 100% interest, from Cai, Edward Yong Lian as landlord for a term of 2 years commencing on 1 July 2011 at a current monthly rent of HK$56,000 (inclusive of management fee).

			The property is currently occupied by the Group as a warehouse.	No Commercial Value

Notes:

1.	The registered owners of the property is Cai, Edward Yong Lian.

2.	Upon recent land searches, no material encumbrances were registered against the property.

IIA-38

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
26.	Units C, D on the first floor, Units E, F on the second floor and Units G, H on the third floor, Calçada do Poço N°S 1-1-A, Macau

The property comprises six residential units located on the first to the third floor of a residential building which was completed in 1967.

The property has a total registered saleable area of approximately 486.60 sq m (5,238 sq ft).

The property is sub-leased to Melco Crown (COD) Hotels Limited as sub-tenant, in which the Group has 100% interest, from KBL Property Investments Limited as tenant and Companhia Sam Kun, Limitada as landlord for a term commencing on 6 April 2009 and expiring on 15 April 2014 at a current monthly rent of HK$144,915 (exclusive of utility charges) and will be increased by 10% in the fourth and fifth year.

			The property is currently occupied by the Group as staff dormitory.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia Sam Kun Limitada.

2.	Upon recent land searches, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Banco Tai Fung, S.A.R.L. in accordance with inscription no. 110367C dated 13 July 2010.

IIA-39

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
27.	Units AR/C to FR/ C on the ground floor, Units A1 to C1 on the first floor, Units A2 to C2 on the second floor, Units A3 to C3 on the third floor, Units A4 to C4 on the fourth floor, Units A5 to D5 on the fifth floor, Hei Pou, Avenida do Conselheiro Ferreira de Almeida N°s109B-109-BG, Macau

The property comprises six commercial units located on the ground floor and 16 residential units located on the first to fifth floor of Hei Pou which was completed in 1990.

The property has a total registered saleable area of approximately 1,132.19 sq.m (12,187 sq.ft)

The property is sub-leased to Melco Crown (COD) Hotels Limited as sub-tenant, in which the Group has 100% interest, from KBL Property Investments Limited as tenant and Similan Island — Investimento e Desenvolvimento lmobiliário, Limitada as landlord for a term commencing on 15 May 2009 and expiring on 30 April 2014 at a current monthly rent of HK$181,780 and will be increased by 10% in the fourth and fifth year.

			The property is currently occupied by the Group as staff dormitory.	No Commercial Value

Notes:

1.	The registered owner of the property is Similan Island — Investimento e Desenvolvimento Imobiliário, Limitada.

2.	Upon recent land searches, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Paulo Cheong Ian Lo in accordance with inscription no. 16561 L°C68M FLS.384 dated 29 July 1996.

IIA-40

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
28.	Units AR/C and BR/C on the ground floor, Units C1 and D1 on the first floor, Units E2 and F2 on the second floor, Units G3 and H3 on the third floor and Units I4 and J4 on the fourth floor, Rua Formosa N°s 16- 16A, Macau

The property comprises 10 residential units located on the ground floor to fourth floor of Cam Po which was completed in 1966.

The property has a total registered saleable area of approximately 872.36 sq m (9,390 sq ft).

The property is sub-leased to Melco Crown (COD) Hotels Limited as sub-tenant, in which the Group has 100% interest, from KBL Property Investments Limited as tenant and Similan Island — Investimento e Desenvolvimento lmobiliário, Limitada as landlord for a term commencing on 17 April 2009 and expiring on 15 March 2014 at a current monthly rent of HK$162,712 (exclusive of utility charges) and will be increased by 10% in the fourth and fifth year.

			The property is currently occupied by the Group as staff dormitory.	No Commercial Value

Notes:

1.	The registered owner of the property is Similan Island — Investimento e Desenvolvimento Imobiliário, Limitada.

2.	Upon recent land searches, no material encumbrances were registered against the property.

IIA-41

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
29.	Units AR/C, A1 to A5 on the ground to the fifth floor, Beco da Pinga N°S 4-4-A, Rua das Estalagens N° 57, Macau

The Property comprises a commercial unit located on the ground floor and cockloft and five residential units located on the first to fifth floor of a residential building which was completed in 2009.

The property has a total registered saleable area of approximately 670.22 sq m (7,214 sq ft).

The property is sub-leased to Melco Crown (COD) Hotels Limited as sub-tenant, in which the Group has 100% interest, from KBL Property Investments Limited as tenant and Lai Ieng Man, Chao Hon Kit and Ku Ka Ho as landlords for a term commencing on 15 April 2009 and expiring on 31 March 2012 at a current monthly rent of HK$ 122,271 (exclusive of utility charges).

			The property is currently occupied by the Group as staff dormitory.	No Commercial Value

Notes:

1.	The registered owners of the property are Ka Ho Ku (30/100), Lai Ieng Man (50/100) and Chao Hon Kit (20/100).

2.	Upon recent land searches, the property was subject to mortgages (Hipoteca Voluntária or ) in favour of Banco Weng Hang, S.A. in accordance with inscription nos. 85174C and 97934C dated 5 February 2008 and 7 September 2009 respectively.

IIA-42

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
30.	Units A to N on the 20th floor, Golden Dragon Centre, Avenida Xian Xing Hai Nº105, Macau

The property comprises all the office units on the 20th floor of Golden Dragon Centre, previously known as Edifício Comercial Zhu Kuan Mansion which was completed in or about 1997.

The property has a total gross floor area of approximately 2,374.95 sq m (25,564 sq ft).

The property is leased to Golden Future (Management Services) Limited as tenant, in which the Group has 100% interest, from Capitalsino Properties Limited as landlord for a term of 6 years commencing on 1 March 2008 at a current base monthly rent of HK$357,896 (exclusive of air-conditioning, management charges and other outgoings and inclusive of property tax, government rent and profit tax, if any). It is subject to a one month rent free period on March of every year until lease expiry. At the end of the first three years of the said term, the rent may be reviewed at the market rent subject to rental cap at +27% of the base rent for the preceding term and no collars, whichever is lower.

			The property is currently occupied by the Group as an office.	No Commercial Value

Notes:

1.	The registered owner of the property is Cheng Long Limitada.

2.	Upon recent sample land searches, the property was subject to mortgage (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 109913C dated 28 June 2010.

IIA-43

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
31.	Units A to N on the 21st floor, Golden Dragon Centre, Avenida Xian Xing Hai N°105, Macau

The property comprises all the office units on the 21st floor of Golden Dragon Centre, previously known as Edifício Comercial Zhu Kuan Mansion which was completed in or about 1997.

The property has a total gross floor area of approximately 2,374.95 sq m (25,564 sq ft).

The property is leased to Golden Future (Management Services) Limited as tenant, in which the Group has 100% interest, from Capitalsino Properties Limited as landlord for a term of 6 years commencing on 20 November 2007 at a current base monthly rent of HK$314,437 (exclusive of air-conditioning, management charges and other outgoings and inclusive of property tax, government rent and profit tax, if any). It is subject to one month rent free period on the 20 November of every year until lease expiry. At the end of the first three years of the said term, the rent may be reviewed at the market rent subject to rental cap at +27% of the base rent for the preceding term and no collars, whichever is lower.

			The property is currently occupied by the Group as an office.	No Commercial Value

Notes:

1.	The registered owner of the property is Cheng Long Limitada.

2.	Upon recent sample land searches, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 109913C dated 28 June 2010.

IIA-44

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
32.	Units A to N on the 22nd floor, Golden Dragon Centre, Avenida Xian Xing Hai N°105, Macau

The property comprises all the office units on the 22nd floor of Golden Dragon Centre, previously known as Edifício Comercial Zhu Kuan Mansion which was completed in or about 1997.

The property has a total gross floor area of approximately 2,374.95 sq m (25,564 sq ft).

The property is leased to Golden Future (Management Services) Limited as tenant, in which the Group has 100% interest, from Capitalsino Properties Limited as landlord for a term of 6 years commencing on 20 November 2007 at a current base monthly rent of HK$314,437 (exclusive of air-conditioning, management charges and other outgoings and inclusive of property tax, government rent and profit tax, if any). It is subject to one month rent free period on the 20 November of every year until lease expiry. At the end of the first three years of the said term, the rent may be reviewed at the market rent subject to rental cap at +27% of the base rent for the preceding term and no collars, whichever is lower.

			The property is currently occupied by the Group as an office.	No Commercial Value

Notes:

1.	The registered owner of the property is Cheng Long Limitada.

2.	Upon recent sample land searches, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 109913C dated 28 June 2010.

IIA-45

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
33.	Car parking spaces Nos. A8, A18 to A25, A44 to A53, A55 to A57, A108 to A110 in the basement, Golden Dragon Centre, Rua de Madrid N°s 195 – 215, Macau

The property comprises 25 car parking spaces in the basement of Golden Dragon Centre, previously known as Edifício Comercial Zhu Kuan Mansion which was completed in or about 1997.

The property is leased to Golden Future (Management Services) Limited as tenant, in which the Group has 100% interest, from Capitalsino Properties Limited as landlord for a term of 6 years commencing on 20 November 2007 at a current monthly rent of HK$15,000 (exclusive of management fee). It is subject to five additional complimentary car parking spaces until lease expiry.

			The property is currently occupied by the Group as car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the property is Cheng Long Limitada.

2.	Upon recent sample land searches, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 109913C dated 28 June 2010.

3.	The property comprises car parking spaces nos. A8, A18 to A25, A44 to A53, A55 to A57, A108 to A110 in the basement.

IIA-46

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
34.	Car parking spaces nos. A43C/V, A59C/V to A67C/V, A69C/ V, A92C/V to A97C/V, A119C/ V, A120C/V, A123C/V, A124C/ V, A139C/V, A144C/V, A145C/ V, A147C/V to A153C/V, A173C/ V to A175C/V in the basement, Golden Dragon Centre, Rua de Madrid N°s 195-215, Macau

The property comprises 34 car parking spaces in the basement of Golden Dragon Centre, previously known as Edifício Comercial Zhu Kuan Mansion which was completed in or about 1997.

The property is leased to Golden Future (Management Services) Limited as tenant, in which the Group has 100% interest, from Cheng Long Limitada as landlord for a term of 2 years commencing on 24 June 2011 at a current monthly rent of HK$27,200 (exclusive of management fee).

			The property is currently occupied by the Group as car parking spaces.	No Commercial Value

Notes:

1.	The registered owner of the property is Cheng Long Limitada.

2.	Upon recent sample land searches, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 109913C dated 28 June 2010.

3.	The property comprises car parking spaces nos. A43C/V, A59C/V to A67C/V, A69C/V, A92C/V to A97C/V, A119C/V, A120C/V, A123C/V, A124C/V, A139C/V, A144C/V, A145C/V, A147C/V to A153C/V, A173C/V to A175C/V in the basement.

IIA-47

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
35.	Car parking spaces nos. A3 and A4 on the ground floor of Golden Dragon Centre, Rua de Madrid N°s 195-215, Macau

The property comprises two car parking spaces on the ground floor of Golden Dragon Centre, previously known as Edifício Comercial Zhu Kuan Mansion which was completed in or about 1997.

The property is leased to Golden Future (Management Services) Limited as tenant, in which the Group has 100% interest, from Ho Hou Yin, Cheong Sai, Siu Wing Keung and Lung Bik Chu Susanna as landlords for a term of 2 years commencing on 7 June 2010 at a current monthly rent of HK$2,400 (inclusive of management fee and property tax).

			The property is currently occupied by the Group as car parking spaces.	No Commercial Value

Notes:

1.	The registered owners of the property are Ho Hou Yin and his wife Cheong Sai (1/2), Siu Wing Keung and his wife Lung Bik Chu Susanna (1/2).

2.	Upon recent land searches, no material encumbrances were registered against the property.

3.	The property comprises car parking spaces nos. A3 and A4 on the ground floor.

IIA-48

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
36.	Unit F on the seventh floor, Block 27 Nova Taipa Garden, Rua de Seng Tou N°447, Taipa, Macau

The property comprises a residential unit located on the seventh floor of Block 27 in Nova Taipa Garden, which was completed in 1996.

The property has a registered saleable area of 154.35 sq m (1,661 sq ft).

The property is sub-leased to Melco Crown (COD) Hotels Limited as sub-tenant, in which the Group has 100% interest, from KBL Property Investments Limited as tenant and Zhu Jiajun and Wu Lilan as landlords for a term of 2.5 years commencing on 6 April 2011 at a current monthly rent of HK$19,950 (MOP20,548.50) (exclusive of management fee and utility charges).

			The property is currently occupied by the Group as a staff dormitory.	No Commercial Value

Notes:

1.	The registered owners of the property are and his wife ..

2.	Upon recent land search, the property was subject to a mortgage (Hipoteca Voluntária or ) in favour of Banco Luso Internacional, S.A. in accordance with inscription no. 87231C dated 3 April 2008.

IIA-49

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
37.

Unit O on the 13th floor, Block 26 Nova Taipa Garden, Rua de Brangança N°350, Taipa, Macau

Unit M on the 12th floor, Treasure Garden, Avenida Dr. Sun Yat Sen N°155, Taipa, Macau

Unit O on the third floor, Block 30 Nova Taipa Garden, Rua de Bragança N°442, Taipa, Macau

Unit AH on the fifth floor, Block1-6, Jardim de Wa Bao, Avenida de Guimarães N°46, Taipa, Macau

The property comprises four residential units, each located on the 13th floor of Block 26, Nova Taipa Garden, which was completed in 1996; the 12th floor of Treasure Garden, which was completed in 2006; the third floor of Block 30, Nova Taipa Garden, which was completed in 1997; and the fifth floor of Jardim de Wa Bao which was completed in 1996.

The property has a total registered saleable area of 412.378 sq m (4,439 sq ft).

The property is sub-leased to Altira Hotel Limited as sub-tenant, in which the Group has 100% interest, from Liao YangLing as tenant and Han Chui Chuang and his wife Yang Gui Xiang as landlords of Unit O13; Wu Sheng Feng and Wu Gui Yun as landlords of Unit M12; Lei Chi Man as landlord of Unit O3; and Loi Wa Weng as landlord of Unit AH5, for a term of 2 years commencing on 15 January 2010 at a current monthly rent of HK$75,240 (inclusive of utility charges up to an amount of MOP14,400 per month).

			The property is currently occupied by the Group as a staff dormitory.	No Commercial Value

Notes:

1.	The registered owners of the property are (Re: Unit O13), Wu Shengfeng and his wife Wu Guiyun (Re: Unit M12), Lei Chi Man (Re: Unit O3) and Loi Wa Weng (Re: Unit AH5).

2.	Upon our recent land searches, the property was subject to the following encumbrances:-

-	Mortgage (Hipoteca Voluntária or ) in favour of Bank of China Limited in accordance with inscription no. 102524C dated 12 January 2010 (Re: Unit M12);

-	Mortgage (Hipoteca Voluntária or ) in favour of Banco de Construção da China (Macau), S.A. in accordance with inscription no. 102463C dated 12 January 2010 (Re: Unit O3); and

-	Mortgage (Hipoteca Voluntária or ) in favour of Banco Tai Fung, S.A.R.L. in accordance with inscription no. 89209C dated 26 May 2008 (Re: Unit AH5).

IIA-50

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
38.	Units E and F on the 20th floor, Units A to F on the 21st to 23rd floor, Block 5, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta , Macau

The property comprises 20 residential units on the 20th to 23rd floor of Block 5 of The Bayview which was completed in 2010.

The property has a total registered saleable area of 2,390.02 sq m (25,726 sq ft).

The property is leased to Melco Crown COD (GH) Hotels Limited as tenant, in which the Group has 100% interest, from China Construction and Engineering (Macau) Company Limited as landlord for a term of 2 years commencing on 1 August 2011 at a current monthly rent of HK$230,000 and will be increased to HK$253,000 commencing on 1 August 2012 (inclusive of all taxes, management fee and statutory charges (if any) and exclusive of utility charges, telephone and other similar charges).

			The property is currently occupied by the Group as staff quarter.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Construção e Investimento Predial San Kin Wa, Limitada. After conducting the necessary searches with the Macau Land Registry, the registry certificate has shown that the property is still registered under the name of the registered owner. The relation between the registered owner and the landlord has not been established.

2.	Upon recent land searches, no material encumbrances were registered against the property.

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APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
39.	Shop No.1 on the ground floor, Shop Nos. 3-9 on lower ground floor and 12 car parking spaces on P1 and 6 motorbike parking spaces of Macau Tower Convention & Entertainment Centre, Avenida Panorâmica do Lago Nam Van N°s 35 – 273, Macau

The property comprises Shop No.1 on the ground floor, Shop Nos. 3 – 9 on the lower ground floor, 12 car parking spaces on P1 and 6 motorbike parking spaces of Macau Tower Convention & Entertainment Centre.

The property has a area of approximately 2,025.27 sq m (21,800 sq ft).

The property is used by Melco Crown Gaming (Macau) Limited as user, in which the Group has 100% interest, from Sociedade de Turismo e Diversões de Macau, S.A. as owner for a term commencing on 1 July 2011 and expiring on 26 June 2022 at a current base fee of MOP650,700 and will be increased to MOP715,770 on 1 July 2014, MOP787,347 on 1 July 2017, MOP867,600 on 1 July 2020 (inclusive of management fee and limited air-conditioning charges but exclusive of utility charges and all other outgoings, extra airconditioning supply charges will be charged at a maximum amount of MOP120,000 per month).

			The property is currently occupied by the Group and operated as a slot machine hall known as “Mocha Club”.	No Commercial Value

Notes:

1.	The registered owner of the property is Sociedade de Turismo e Diversões de Macau, SARL.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-52

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
40.	Unit B on the 16th floor, Block 5, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau

The property comprises one residential unit on the 16th floor of Block 5 of The Bayview which was completed in 2010.

The property has a registered saleable area of 120.58 sq m (1,298 sq ft).

The property is leased to Melco Crown COD (GH) Hotels Limited as tenant, in which the Group has 100% interest, from Fu Jinping as landlord for a term of 2 years commencing on 10 August 2011 at a current monthly rent of HK$12,500 (inclusive of all taxes, management fee and statutory charges (if any) and exclusive of utility charges, telephone and other similar charges).

			The property is currently occupied by the Group as staff quarter.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Construção e Investimento Predial San Kin Wa, Limitada. After conducting the necessary searches from the Macau Land Registry, the registry certificate has shown that the property is still registered under the name of the registered owner. However, according to the copy of a Promissory Sale and Purchase Agreement dated 24 March 2010, the landlord is the promissory buyer.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-53

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
41.	Unit F on the 13th floor, Block 2, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau

The property comprises one residential unit on the 13th floor of Block 2 of The Bayview which was completed in 2010.

The property has a registered saleable area of 118.92 sq m (1,280 sq ft).

The property is leased to Melco Crown COD (GH) Hotels Limited as tenant, in which the Group has 100% interest, from Ho Iok I as landlord for a term of 2 years commencing on 25 August 2011 at a current monthly rent of HK$11,000 (inclusive of all taxes, management fee and statutory charges (if any) and exclusive of utility charges, telephone and other similar charges).

			The property is currently occupied by the Group as staff quarter.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Construção e Investimento Predial San Kin Wa, Limitada. After conducting the necessary searches from the Macau Land Registry, the registry certificate has shown that the property is still registered under the name of the registered owner. However, according to the copy of a Promissory Sale and Purchase Agreement dated 23 March 2010, the landlord is the promissory buyer.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-54

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
42.	Unit F on the 25th floor, Block 1, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau

The property comprises one residential unit on the 25th floor of Block 1 of The Bayview which was completed in 2010.

The property has a registered saleable area of 118.92 sq m (1,280 sq ft).

The property is leased to Melco Crown COD (GH) Hotels Limited as tenant, in which the Group has 100% interest, from Ng Chan Leong as landlord for a term of 2 years commencing on 25 August 2011 at a current monthly rent of HK$11,000 (inclusive of all taxes, management fee and statutory charges (if any) and exclusive of utility charges, telephone and other similar charges).

			The property is currently occupied by the Group as staff quarter.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Construção e Investimento Predial San Kin Wa, Limitada. After conducting the necessary searches from the Macau Land Registry, the registry certificate has shown that the property is still registered under the name of the registered owner. However, according to the copy of a Promissory Sale and Purchase Agreement dated 26 November 2010, the landlord is the promissory buyer.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-55

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
43.	Unit E on the 11th floor, Block 5, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau

The property comprises one residential unit on the 11th floor of Block 5 of The Bayview which was completed in 2010.

The property has a registered saleable area of 120.58 sq m (1,298 sq ft).

The property is leased to Melco Crown COD (GH) Hotels Limited as tenant, in which the Group has 100% interest, from Tang Xiaomin as landlord for a term of 2 years commencing on 10 August 2011 at a current monthly rent of HK$12,500 (inclusive of all taxes, management fee and statutory charges (if any) and exclusive of utility charges, telephone and other similar charges).

			The property is currently occupied by the Group as staff quarter.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Construção e Investimento Predial San Kin Wa, Limitada. After conducting the necessary searches from the Macau Land Registry, the registry certificate has shown that the property is still registered under the name of the registered owner. However, according to the copies of a Promissory Sale and Purchase Agreement dated 1 November 2010 and a Sale and Purchase and Mortgage Agreement dated 23 February 2011, the landlord is the promissory buyer.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-56

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
44.	Unit B on the 26th floor, Block 4, The Bayview, Quarteirão KL dos Novos Aterros da Areia Preta, Macau

The property comprises one residential unit on the 26th floor of Block 4 of The Bayview which was completed in 2010.

The property has a registered saleable area of 120.58 sq m (1,298 sq ft).

The property is leased to Melco Crown COD (GH) Hotels Limited as tenant, in which the Group has 100% interest, from Wong Wai Neng as landlord for a term of 2 years commencing on 25 August 2011 at a current monthly rent of HK$11,000 (inclusive of all taxes, management fee and statutory charges (if any) and exclusive of utility charges, telephone and other similar charges).

			The property is currently occupied by the Group as staff quarter.	No Commercial Value

Notes:

1.	The registered owner of the property is Companhia de Construção e Investimento Predial San Kin Wa, Limitada. After conducting the necessary searches from the Macau Land Registry, the registry certificate has shown that the property is still registered under the name of the registered owner. However, according to the copy of a Transfer Declaration dated 8 June 2011, the relation between the registered owner and the landlord has been set out.

2.	Upon recent land search, no material encumbrance was registered against the property.

IIA-57

APPENDIX IIA	PROPERTY VALUATION

Group III — Property interests rented by the Group in Hong Kong

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
45.	36th Floor The Centrium No. 60 Wyndham Street, Central, Hong Kong

The property comprises whole of 36th floor of The Centrium which was completed in 2001.

The property has a gross floor area of approximately 882.77 sq.m. (9,502 sq.ft.).

The property is leased to MPEL Services Limited as tenant, in which the Group has 100% interest, from Sino Real Estate Agency Limited, agent for the landlord, for a term of 2 years commencing from 17 March 2011 at a monthly rent of HK$389,025 (exclusive of rates, management fee, air-conditioning charge and other outgoings).

			The property is currently occupied by the Group as corporate office.	No Commercial Value

Notes:

1.	The registered owner of the property is Firm Wise Investment Limited.

2.	Upon recent land search, the property was subject to a debenture in favour of The Bank of East Asia, Limited vide memorial no. 05122901740133 dated 6 December 2005 and a second supplemental to debenture in favour of The Bank of East Asia, Limited vide memorial no. 11032102840561 dated 16 March 2011.

IIA-58

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
46.	Shop Unit No. 305C, 3rd floor, Shun Tak Centre (Podium), Nos. 168-200 Connaught Road Central, Hong Kong

The property comprises a shop unit on the third floor of the podium of Shun Tak Centre which was completed in 1986.

The property has a saleable area of approximately 112.48 sq.m. (1,211 sq.ft.).

The property is leased to MPEL Services Limited as tenant, in which the Group has 100% interest, from Shun Tak Centre Limited as landlord for a term of two years commencing from 22 December 2009 and expiring on 21 December 2011 at a monthly rent of HK$168,000 (exclusive of rates, service charges and other outgoings).

			The property is currently occupied by the Group as VIP lounge.	No Commercial Value

Notes:

1.	The registered owner of the property is Shun Tak Centre Limited.

2.	Upon recent land search, no material encumbrances was registered against the property.

IIA-59

APPENDIX IIA	PROPERTY VALUATION

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
47.	Units 2802-03, 28th Floor, China Merchants Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong

The property comprises two office units on the 28th floor of China Merchants Tower of Shun Tak Centre which was completed in 1986.

The property has a saleable area of approximately 135.30 sq.m. (1,456 sq.ft.).

The property is leased to MPEL Services Limited as tenant, in which the Group has 100% interest, from Wonderful Scenery Properties Limited for a term of 2 years commencing from 1 February 2010 and expiring on 31 January 2012 at a monthly rent of HK$71,910 (inclusive of property tax but exclusive of rates and government rent, management fee and other outgoings).

			The property is currently occupied by the Group as a sales office.	No Commercial Value

Notes:

1.	The registered owner of the property is Wonderful Scenery Properties Limited.

2.	Upon recent land search, the property was subject to a mortgage to secure general banking facilities in favour of The Hong Kong Chinese Bank, Limited vide memorial no. UB7429056 dated 9 March 1998.

IIA-60

APPENDIX IIA	PROPERTY VALUATION

Group IV — Property interest rented by the Group in Taiwan

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particulars of Occupancy	Market Value in Existing State as at 30 September 2011
48.	TAIPEI 101 TOWER, Rm. D, 21F., No.7, Sec. 5, Xinyi Rd., Xinyi Dist., Taipei City 110, Taiwan (R.O.C.)

The property comprises an office unit on the 21st floor of Tapei 101 Tower which was completed in 2004.

The property has a total leasable area of approximately 59.56 ping (196.89 square meter).

The property is leased to MCE INTERNATIONAL LIMITED as tenant, in which the Group has 100% interest, from Taipei Financial Center Corporation (TFCC) as owner for a term of 3 years commencing on 1 June 2010 at a monthly rent of NT$178,700 for the first 2 years and NT$184,061 (exclusive of utility charges, water bills, management fee and others but inclusive of property tax, government rent) for the remaining 1 year.

			The property is occupied by the Group as a branch office.	No Commercial Value

Notes:

1.	The registered chairman & president of Taipei Financial Center Corporation is Harace Lin.

2.	According to our recent searches, the property is subject to a mortgage in favour of Taipei Fubon Bank vide a memorial no. 094 Bei Song Zi 02860 and 098 Bei Song Zi 005936.

IIA-61

APPENDIX IIA	PROPERTY VALUATION

Group V — Property interest rented by the Group in Singapore

VALUATION CERTIFICATE

No.	Property	Description and Tenancy Details	Particular of occupancy	Market value in existing state as at 30 September 2011
49.	435 Orchard Road #19-02 Wisma Atria Singapore 238877 The registered subsidiary proprietor’s share in the common property of the whole land lot TS21-824K is 24 out of 10,021 shares

The property is a strata-titled office unit located on the 19th storey of Wisma Atria which was completed in 1986.

The strata floor area of the property is 829 sq feet (77 sq metres). Its legal description is Strata Lot U2585P of Town Subdivision 21.

The property is leased to MCE International Limited (Singapore Branch) as tenant from HSBC Institutional Trust Services (Singapore) Limited as trustee of Starhill Global Real Estate Investment Trust as landlord for a term of 2 years commencing on 28 August 2011 with an option to renew for a further term of 2 years. The monthly base rent is S$6,705.23 (excluding GST and service charge). The service charge payable by the tenant is S$920.00 (excluding GST) per month.

			The property is occupied by the Group as an office accommodation.	No Commercial Value

Notes:

(1)	The registered subsidiary proprietor of the property is HSBC Institutional Trust Services (Singapore) Limited (as trustee of Starhill Global Real Estate Investment Trust).

(2)	The tenure of the property is leasehold 99 years with effect from 1 April 1962.

IIA-62

APPENDIX IIB	PROPERTY VALUATION — STUDIO CITY PROJECT SITE

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this document received from Jones Lang LaSalle Sallmanns Limited, an independent valuer, in connection with its valuation as at September 30, 2011 of the property interests of the Group.

Jones Lang LaSalle Sallmanns Limited 6/F Three Pacific Place 1 Queen’s Road East Hong Kong tel +852 2169 6000 fax +852 2169 6001 Licence No: C-030171 November 30, 2011

The Board of Directors

Melco Crown Entertainment Limited

36/F, The Centrium,

60 Wyndham Street,

Central,

Hong Kong

Dear Sirs,

Re:	Lotes G300, G310 and G400 (Cotai), Zona de Aterro entre Taipa e Coloane, Macau (the “Property”)

In accordance with your instructions to value the Property held by Melco Crown Entertainment Limited (the “Company”) and its subsidiaries (hereinafter together referred to as the “Group”) in Macau, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital value of the property interest as at September 30, 2011 (the “date of valuation”).

Our valuation of the property interest represents the market value which we would define as intended to mean “the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm’s-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion”.

We have valued the Property in accordance with the conditions as stated in the Initial Formal Letter dated November 22, 2006 from Lands, Public Works and Transport Bureau (the “DSSOPT”) of the Macau SAR.

We have valued the property interest held for future development by direct comparison approach by making reference to comparable sales transactions as available in the relevant market and have taken into account the construction costs already expended to complete the proposed development.

Our valuation has been made on the assumption that the seller sells the property interest in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the value of the property interest.

IIB-1

APPENDIX IIB	PROPERTY VALUATION — STUDIO CITY PROJECT SITE

No allowance has been made in our report for any charge, mortgage or amount owing on any of the property interest valued nor for any expense or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature, which could affect its value.

In valuing the Property, we have assumed that the owner of the Property has free and uninterrupted rights to use and assign the Property during the whole of the respective unexpired terms granted. Upon the expiration of the term, the Government lease can be renewed upon application for another 10 years upon payment of a fixed premium equivalent to 10 times the prevailing Government rent provided that the grantee has (a) complied with the Government lease and (b) settled the annual Government rent. The term of the grant can be renewed until December 19, 2049.

In valuing the property interest, we have complied with all requirements contained in Chapter 5 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited; the RICS Valuation Standards published by the Royal Institution of Chartered Surveyors; the HKIS Valuation Standards on Properties published by The Hong Kong Institute of Surveyors; and the International Valuation Standards published by the International Valuation Standards Council.

We have relied to a very considerable extent on the information given by the Group and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Group. We have also sought confirmation from the Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to arrive an informed view, and we have no reason to suspect that any material information has been withheld.

We have not been provided with copies of title documents relating to the property interest and have caused searches to be made at the Land and Real Estate Registry (the “CRP”) in Macau. However, we have not searched the original documents to verify the ownership or to ascertain any amendment.

We have been shown copies of various title documents including Dispatch No. 100/2001 and a Initial Formal Letter dated November 22, 2006 from the DSSOPT relating to the property interest and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing title to the property interest in Macau and any material encumbrance that might be attached to the property interest.

We have not carried out detailed measurements to verify the correctness of the areas in respect of the Property but have assumed that the areas shown on the title documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the Property. However, we have not carried out investigation to determine the suitability of the ground conditions and services for any development thereon. Our valuation has been prepared on the assumption that these aspects are satisfactory. Moreover, no structural survey has been made, but in the course of our inspection, we did not note any serious defect. We are not, however, able to report whether the Property is free of rot, infestation or any other structural defect. No tests were carried out on any of the services.

IIB-2

APPENDIX IIB	PROPERTY VALUATION — STUDIO CITY PROJECT SITE

Unless otherwise stated, all monetary figures stated in this report are in Hong Kong Dollars (HK$). The exchange rate adopted in our valuation is approximately HK$1 = MOP 1.03 which was approximately the prevailing exchange rate as at the date of valuation.

Our valuation certificate is attached.

Yours faithfully,

For and on behalf of

Jones Lang LaSalle Sallmanns Limited

Paul L. Brown	Gilbert C.H. Chan
B.Sc. FRICS FHKIS	MRICS MHKIS RPS (GP)
Chief Valuation Adviser	Director

Note:	Paul L. Brown is a Chartered Surveyor who has 28 years’ experience in the valuation of properties in the PRC and 31 years of property valuation experience in Hong Kong, Macau and the Asia-Pacific region.

Gilbert C.H. Chan is a Chartered Surveyor who has 19 years’ experience in the valuation of properties in Hong Kong and 18 years of property valuation experience in the PRC, Macau as well as relevant experience in the Asia-Pacific region.

IIB-3

APPENDIX IIB	PROPERTY VALUATION — STUDIO CITY PROJECT SITE

VALUATION CERTIFICATE

Property	Description and tenure		Particulars of occupancy	Capital value in existing state as at September 30, 2011
Lotes G300, G310 and G400 (Cotai), Zona de Aterro entre Taipa e Coloane, Macau

The Property comprises a reclaimed site with completed foundation in Cotai, Macau. It has a developable site area of approximately 130,789 sq.m. (1,407,813 sq.ft.).

Pursuant to the Initial Formal Letter dated November 22, 2006 from the DSSOPT the Property is planned to be developed into a complex of one 5-star hotel, three 3-star apartment-like hotels, one cinema production center and supporting facilities for entertainment and tourism, with the following breakdown gross floor area:

			The Property is currently vacant.	HK$ 3,909,000,000 60% interest attributable to the Group: 2,345,400,000

	Use	GFA (sq.m.)
	5-star Hotel	80,000
	3-star Apartment-like	180,000
	Hotels
	Cinematographic Industry	80,000

	Sub-total	340,000

	Car Parking
	(for 5-star Hotel)	6,821
	(for 3-star Apartment-like Hotels)	12,814
	(for Cinematographic Industry)	29,756
	Open Area
	(for 5-star Hotel)	12,085
	(for 3-star Apartment-like Hotels)	16,094
	(for Cinematographic Industry)	26,773
	The Property is held under a Leasehold Land Concession ( ) for a term of 25 years commencing on October 17, 2001 and is renewable for further terms until December 19, 2049.

Notes:

1.	The registered owner of the Property is MSC Desenvolvimentos, Limitada (the “MSC”), formerly known as East Asia — Televisão Por Satélite, Limitada ( ) an indirect 60%-owned subsidiary of the Company vide Application Date and No. 19/10/2001 – 33 and inscription No. 26642 F.

2.	At the time of our recent land search as of July 13, 2011, we noted that there is no material encumbrances registered against the Property.

3.	The original site area of the Property is approximately 140,789 sq.m. (1,515,453 sq.ft.) but, with reference to the Land Concession Draft in Initial Formal Letter dated November 22, 2006 from the DSSOPT, portion of land of approximately 10,000 sq.m. is to be surrendered. Hence, the developable site area is approximately 130,789 sq.m. (1,407,813 sq.ft.).

4.	In accordance with the Dispatch of Secretary for Transport and Public Works No. 100/2001 dated September 9, 2001 published in the Official Gazette No. 42 Volume II of October 17, 2001, the Property can be developed into a cinema production center and supporting facilities for entertainment and tourism with a total gross floor area of approximately 144,650 sq.m. (1,557,013 sq.ft.) (inclusive of car parking and open areas).

5.	Pursuant to the Initial Formal Letter dated November 22, 2006 from the DSSOPT, a copy of Land Concession Draft offering indicative terms in respect of the lease modification for the Property, a proposed development of the land was permitted by the said lease modification for a total gross floor area of approximately 340,000 sq.m. (3,659,760 sq.ft.) (exclusive of car parking and open areas), subject to payment of premium to the Government. As advised, such offer was accepted and the 1st installment at MOP188,000,000 of the requisite premium had been paid, but that lease modification was not formally gazetted owing to the further application of revision of the Land Concession Contract discussed in note (6) below. The amended development and land uses of the Property stated in the November 22, 2006 letter and other relevant clauses stated in the original land concession contract are as follows:

IIB-4

APPENDIX IIB	PROPERTY VALUATION — STUDIO CITY PROJECT SITE

Site Area (Clause 1) :	130,789 sq. m.
Use (Clause 3) :	A complex of one 5-star hotel, three 3-star apartment-like hotels, one cinema production center and supporting facilities for entertainment and tourism

Gross Floor Area (Clause 3) :	5-star Hotel	80,000 sq.m.
	3-star Apartment-like Hotels	180,000 sq.m.
	Cinematographic Industry	80,000 sq.m.
	Sub-total	340,000 sq.m.
	Car parking (for 5-star Hotel)	6,821 sq.m.
	Car parking (for 3-star Apartment-like Hotels)	12,814 sq.m.
	Carpark (for Cinematographic Industry)	29,756 sq.m.
	Open Area (for 5-star Hotel)	12,085 sq.m.
	Open Area (3-star Apartment-like Hotels)	16,094 sq.m.
	Open Area (Cinematographic Industry)	26,773 sq.m.

Land Premium (Clause 4) :	Total amount of additional premium for lease modification:	MOP565,590,563
	The first payment term payable upon the acceptance of the conditions of draft lease modification and confirmation of Macau SAR Chief Executive:	MOP188,800,000
	The remaining balance:	MOP376,790,563
(with 5% interest is equally divided into 5 payment terms each at MOP81,102,986 every six months. The first payment will be payable within 6 months upon the Macau SAR gazette date of this formal lease modification.)

Annual Rent (Clause 4) :	During construction period: MOP2,615,780.00 Site Area	MOP20.00 per sq.m.
Upon completion of construction: MOP4,225,044.00
	5-star Hotel	MOP15.00 per sq.m.
	3-star Apartment-like Hotel	MOP10.00 per sq.m.
	Cinematographic Industry	MOP6.00 per sq.m.
	Car Parking (for 5-star Hotel).	MOP10.00 per sq.m.
	Car Parking (for 3-star Apartment-like Hotels)	MOP7.50 per sq.m.
	Car Parking (Cinematographic Industry)	MOP6.00 per sq.m.
	Open Area (for 5-star Hotel)	MOP10.00 per sq.m.
	Open Area (for 3-star Apartment-like Hotels)	MOP7.50 per sq.m.
	Open Area (for Cinematographic Industry)	MOP6.00 per sq.m.

Building Covenant (Clause 5) :	4 years commencing on April 17, 2007

Encumbrances (Clause 6) :	Sea reclamation and construction of infrastructure and road

Fine (Clause 8) :	Maximum MOP5,000 per day for the delay of completion not exceeding 60 days of either Phases 1 or 2 and the fine will be double for the delay exceeding 60 days and up to 120 days

Expiry (Clause 13)	The land concession contract will be invalid for non-compliance of completion of construction, etc.

Termination (Clause 14)	The land concession contract will be terminated for non-compliance of building covenant, etc.

IIB-5

APPENDIX IIB	PROPERTY VALUATION — STUDIO CITY PROJECT SITE

6.	Pursuant to an Initial Offer Letter dated September 26, 2008 from the DSSOPT, revision of the concession contract of the Property was approved by the Chief Executive. The new draft of the contract included conditions that stipulated the change of use and the modification of the development, the additional premium and the building covenant. Permitted development of the land was increased to a total gross floor area of approximately 560,000 sq.m. (6,027,840 sq.ft.) (exclusive of car parking and open area) and the building covenant was extended for six years from April 17, 2007 to April 17, 2013. As advised, the declaration of acceptance of the conditions of the new contract dated October 8, 2008 had been submitted by East Asia but the procedure of revision of the contract is yet to be completed with reference to the Letters dated January 13, 2009 (ref.: 18/DATSEA/2009), May 8, 2009 (ref.: 28/SOTDIR/ 2009) and August 29, 2011 (ref.: 588/6396.02/DSODEP/2011) from the DSSOPT. In light of the proposed further lease modification is still under negotiation, we consider it is appropriate and prudent basis for a valuation of the Property referring to the conditions of the lease modification in note (5).

7.	Pursuant to a letter dated April 14, 2010 from the DSSOPT (ref.: 304/6396.02/DSODEP/2010), due to non-compliance by the MSC, with clauses 3, 5 and 6 of the land concession contract titled by Dispatch No. 100/2001, MSC may be subject to fines (Clause 8), expiry of the above mentioned land concession contract (Clause 13) or termination thereof (Clause 14). However, according to the legal opinion provided by the Macau legal advisers of the Company, Manuela António — Lawyers and Notaries, the right for the Macau SAR to terminate the above mentioned land concession contract on such basis shall cease if the Macau SAR government approves the amendment to such land concession contract, varying its terms and conditions, including granting an extension of the development period. On August 8, 2011, MSC filed certain documents and provided certain information requested by the Macau SAR government, requested that the amendment process of the aforesaid land concession contract be completed on the basis of the initial formal letter issued by the DSSOPT, dated September 26, 2008 and further requested the extension of the development period. In addition, the Macau Government issued a letter dated August 29, 2011 pursuant to which, by dispatch of His Excellency the Chief Executive of the Macau SAR of July 13, 2011, it was decided to continue the procedure of revision of the abovementioned land grant concession, according to the development project which formed the basis of the draft contract sent by the Macau Government by means of the initial formal letter dated September 26, 2008.

8.	According to the information provided by the Company, a total construction cost of approximately HK$612,000,000 has been incurred for the foundation work and related expenses of the Property as at December 31, 2010.

9.	In the course of our valuation, we assumed that the proposed development of the Property has complied with the existing Government lease and any amendments thereof as well as all other statutory requirements and all the premium (if any) have been duly paid to the Government.

IIB-6

APPENDIX III	INDEPENDENT LIMITED ASSURANCE REPORT ON COMPLIANCE
WITH ANTI-MONEY LAUNDERING CONTROLS PROCEDURES

The following is the text of a report received from our Company’s Internal controls consultant, Deloitte Touche Tohmatsu, for the purpose of incorporation in this listing document

Deloitte Touche Tohmatsu 35/F One Pacific Place 88 Queensway Hong Kong
November 30, 2011

INDEPENDENT LIMITED ASSURANCE REPORT TO THE DIRECTORS OF MELCO CROWN ENTERTAINMENT LIMITED ON COMPLIANCE WITH ANTI-MONEY LAUNDERING CONTROLS PROCEDURES

We have been engaged to perform a limited assurance engagement for the period from January 1, 2011 to May 31, 2011 on Melco Crown Gaming (Macau) Limited’s (“MCG”), being the holder of the subconsession and a subsidiary of Melco Crown Entertainment Limited (“MCE” or the “Company”), anti-money laundering (“AML”) control procedures compliance with the following AML statutes and guidelines (collectively known as the “AML statutes and guidelines”):

(a)	Instruction No. 2/2006 (“DICJ Instruction No. 2/2006”) issued pursuant to the power conferred by article 4.3 of Administrative Regulation 34/2003, and based on the terms of article 2.2 of Administrative Regulation 7/2006 by the Director of Gaming Inspection and Coordination Bureau (“DICJ”) under the Secretariat for Economy and Finance of the Macau Special Administrative Region of the People’s Republic of China (“Macau”) on November 13, 2006;

(b)	Paragraph 1 and 3 of Article 34 of the Gaming Law (Law no. 16/2001);

(c)	Paragraph 6 of Article 30 of the Gaming Promoters Regulation (Administrative Regulation no. 6/2002); and

(d)	Anti-Money Laundering and Combating The Financing of Terrorism Guideline on Large Cash Transactions issued by the Monetary Authority of Macau.

Directors’ Responsibility

In preparing our report we have relied upon representations made to us by MCG’s and the MCE Group’s management, officers and staff and on materials made available to us for the purposes of the assessment. MCG’s and the MCE Group’s management warrant that the information provided and materials made available to us are correct to the best of their knowledge and belief and that there is no other information the omission of which may cause us to be misled or which may appear to be misleading.

The directors of MCE are responsible for designing, implementing and maintaining effective internal controls relevant to achieving compliance with the AML statutes and guidelines. Accordingly, MCG has enacted an AML policy as the basis for MCG to meet the requirements of DICJ Instruction No. 2/2006. The latest version of this policy was submitted and acknowledged by the DICJ on March 2, 2011. Under DICJ Instruction No. 2/2006, MCG is required to approve the internal rules and procedures for combating money laundering and financing of terrorism, taking into consideration the applicable Macau legal dispositions, namely, the Law No. 2/2006, Law No. 3/2006 and the Administrative Regulation No. 7/2006.

III-1

APPENDIX III	INDEPENDENT LIMITED ASSURANCE REPORT ON COMPLIANCE
WITH ANTI-MONEY LAUNDERING CONTROLS PROCEDURES

Deloitte Touche Tohmatsu’s Responsibility

It is our responsibility to express a conclusion on whether any matters have come to our attention that cause us to believe that MCG’s AML control procedures do not comply, in all material respects, with the AML statutes and guidelines based on the results of our work performed. We report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our work in accordance with the Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the Hong Kong Institute of Certified Public Accountants. This Standard requires that we comply with ethical requirements, and plan and perform the assurance engagement to obtain limited assurance as to whether any matters have come to our attention that cause us to believe that the MCG’s AML control procedures do not comply in all material respects with the AML statutes and guidelines.

In a limited assurance engagement the evidence-gathering procedures are more limited than for an audit or a reasonable assurance engagement, and therefore less assurance is obtained than in an audit or a reasonable assurance engagement. The procedures selected depend on our judgment, including the assessment of MCG’s risks of material non-compliance with the AML statutes and guidelines. A summary of work performed to assess MCG’s control procedures against the AML statues and guidelines is listed below:

(1)	Assessed control procedures for identification of money laundering risk and indicators of suspicious activity;

(2)	Assessed MCG’s AML controls, communication, organization awareness and training to staff;

(3)	Assessed control procedures for identifying, recording and reporting large sum transactions with a value equal to or more than MOP500,000 or equivalent;

(4)	Assessed control procedures for identifying, recording and reporting suspicious transactions which indicate activities of money laundering or funding terrorism;

(5)	Assessed record retention and information confidentiality control procedures;

(6)	Assessed the control procedures for reporting the practice of criminal activities, including money laundering, by gaming promoters;

(7)	Assessed whether an annual audit of MCG’s financial statements has been performed by an independent and reputable external auditor approved by the DICJ and the Finance Services Bureau of Macau;

(8)	Assessed whether the previous year end financial statements and relevant statistics were reported to the DICJ not less than 30 days before the Annual General Meeting; and

(9)	Assessed the control procedures for monitoring large cash transactions in the exchange counters.

III-2

APPENDIX III	INDEPENDENT LIMITED ASSURANCE REPORT ON COMPLIANCE
WITH ANTI-MONEY LAUNDERING CONTROLS PROCEDURES

Inherent Limitation

We draw attention to the fact that the procedures performed and the report, include certain inherent limitations that can influence the reliability of the information. Accordingly, errors or irregularities may occur and not be detected. Such procedures cannot guarantee protection against fraudulent collusion. It should be noted that we cannot guarantee that any regulatory authority would not reach an alternative conclusion, which is dependent on their own interpretation of the legislation, regulations, and prevailing industry practices, nor can our findings be considered legal advice. Furthermore, our conclusion is based on historical information and the projection of any information contained in our conclusion to any future period is subject to the risk that changes in procedures or circumstances may alter their validity.

Conclusion

Based on our limited assurance engagement, nothing has come to our attention that causes us to believe that MCG’s AML control procedures do not comply, in all material respects, with the AML statutes and guidelines for the period from January 1, 2011 to May 31, 2011.

Restriction on Use and Distribution

Our report is intended solely for the use of the Company in connection with the submission to The Stock Exchange of Hong Kong Limited and for inclusion in the listing document of the Company in connection with its proposed listing. This report may not be suitable for other purposes. This report is not intended to be, and should not be distributed to or used for any other purpose.

Yours faithfully

For and on behalf of

Deloitte Touche Tohmatsu

III-3

APPENDIX IV	SUMMARY OF THE CONSTITUTION OF THE COMPANY AND
CAYMAN COMPANIES LAW

Set out below is a summary of certain provisions of the Memorandum and Articles of Association of the Company and of certain aspects of Cayman Companies Law.

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on December 17, 2004 under the Cayman Companies Law. The Memorandum and Articles which were adopted pursuant to a shareholders’ resolution passed on October 6, 2011, conditional upon and with effect from the Listing Date comprise its constitution.

1. MEMORANDUM OF ASSOCIATION

(a)	The Memorandum states, inter alia, that the liability of members of the Company is limited to the amount, if any, for the time being unpaid on the Shares respectively held by them and that the objects for which the Company is established are unrestricted (including acting as an investment company), and that the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided in section 27(2) of the Cayman Companies Law and in view of the fact that the Company is an exempted company that the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

(b)	The Company may by special resolution alter its Memorandum with respect to any objects, powers or other matters specified therein.

2. ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the Articles:

(a)	Directors

(i)	Composition of the board

Unless otherwise determined by the Company in general meeting, the number of directors shall be ten Directors, or such number of Directors to be determined from time to time solely by resolution approved by resolution approved by a supermajority of at least two-thirds of the vote of Directors present at the relevant board meeting.

(ii)	Power to allot and issue Shares and warrants

Subject to the Articles, any direction that may be given by the Company in general meeting and, where applicable, the Listing Rules and without prejudice to any special rights or restrictions for the time being attached to any Shares or any class of Shares, all Shares for the time being unissued shall be under the control of the Directors who may designate, re-designate, offer, issue, allot and dispose of the same to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine but so that no Shares shall be issued at a discount; and grant options with respect to such Shares and issue warrants, convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for any class of Shares or securities in the capital of the Company on such terms as they may from time to time determine, and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

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Neither the Company nor the board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Shares, to make, or make available, any such allotment, offer, option or Shares to members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(iii)	Power to dispose of the assets of the Company or any subsidiary

There are no specific provisions in the Articles relating to the disposal of the assets of the Company or any of its subsidiaries. The Directors may, however, exercise all powers and do all acts and things which may be exercised or done or approved by the Company and which are not required by the Articles or the Cayman Companies Law to be exercised or done by the Company in general meeting.

(iv)	Compensation or payments for loss of office

Pursuant to the Articles, payments to any Director or past Director of any payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must be approved by the Company in general meeting.

(v)	Loans and provision of security for loans to Directors

There are provisions in the Articles restricting the making of loans or provision of security to Directors.

(vi)	Disclosure of interests in contracts with the Company or any of its subsidiaries

A Director may hold any other office or place of profit with the Company (except that of the auditor of the Company) in conjunction with his office of Director for such period and, subject to the Articles, upon such terms as the board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) in addition to any remuneration provided for by or pursuant to the Articles. A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profits or other benefits received by him as a director, officer or member of, or from his interest in, such other company.

Subject as otherwise provided by the Articles, the board may also cause the voting power conferred by the Shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

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Subject to the Cayman Companies Law and the Articles, no Director or proposed or intended Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or the fiduciary relationship thereby established. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case, at the first meeting of the board after he knows that he is or has become so interested.

A Director shall not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters, namely:

(aa)	any contract or arrangement for giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(bb)	any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(cc)	any contract or arrangement concerning an offer of Shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(dd)	any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of Shares or debentures or other securities of the Company by virtue only of his/their interest in Shares or debentures or other securities of the Company;

(ee)	any proposal, contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associates are not in aggregate beneficially interested in five percent. or more of the issued Shares or of the voting rights of any class of Shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

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(ff)	any proposal or arrangement concerning the adoption, modification or operation of a Share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to Directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.

(vii)	Remuneration

The Directors shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the Board of Directors may from time to time determine, and either in addition to or in lieu of his remuneration as a Director. The Directors shall also be entitled to be prepaid or repaid all travelling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of Shares or of debentures of the Company or otherwise in connection with the discharge of their duties as Directors.

Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a Director.

(viii)	Retirement, appointment and removal

At each annual general meeting, one-third of the Directors for the time being (or if their number is not a multiple of three, then the number nearest to but not less than one third) will retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. The Directors to retire by rotation shall include any Director who wishes to retire and not to offer himself for re-election. Any further Directors to retire will be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected Directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of Directors upon reaching any age limit.

The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the board or as an addition to the existing board. Any Director appointed to fill a casual vacancy or as an addition to the existing board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. Neither a Director nor an alternate Director is required to hold any Shares in the Company by way of qualification.

A Director may be removed by an ordinary resolution of the Company before the expiration of his period of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and the Company may by ordinary resolution appoint another in his place.

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The office of Director shall also be vacated if the Director:

(aa)	resigns his office by notice in writing to the Company;

(bb)	dies, or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and a majority of the Directors resolve that his office be vacated;

(cc)	without leave, is absent from meetings of Directors (unless an alternate Director appointed by him attends in his place) for a continuous period of 6 months, and a majority of the Directors resolve that his office be vacated;

(dd)	becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally;

(ee)	ceases to be or is prohibited from being a director by law or by virtue of any provisions in the Articles;

(ff)	is removed from office by notice in writing served upon him signed by not less than a majority in number (or, if that is not a round number, the nearest lower round number) of the Directors (including himself) then in office; or

(gg)	is removed from office by an ordinary resolution of the Company.

The Directors may from time to time appoint any person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of chief executive officer, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any person so appointed by the Directors may be removed by the Directors.

The Directors may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation.

(ix)	Borrowing powers

The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of its undertaking, property and uncalled capital or any part thereof, and subject to the Cayman Companies Law, to issue debentures, debenture stock, and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

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Note: These provisions, in common with the Articles in general, can be varied with the sanction of a special resolution of the Company.

(x)	Proceedings of the Board

The board may meet together with (either within or outside the Cayman Islands) for the despatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall not have a second or casting vote.

(xi)	Register of Directors and Officers

The Cayman Companies Law and the Articles provide that the Company is required to maintain at its registered office a register of Directors and officers which is not available for inspection by the public. A copy of such register must be filed with the Registrar of Companies in the Cayman Islands and any change must be notified to the Registrar within thirty days of any change in such Directors or officers.

(b)	Alterations to constitutional documents/ Change of Name

The Articles may be altered or amended by the Company by special resolution. The Cayman Companies Law provides that a special resolution shall be required to alter the provisions of the Memorandum, to amend the Articles or to change the name of the Company.

(c)	Alteration of capital

The Company may from time to time by ordinary resolution in accordance with the relevant provisions of the Cayman Companies Law:

(i)	increase its capital by such sum, to be divided into Shares of such classes and amount, as the resolution shall prescribe;

(ii)	consolidate and divide all or any of its capital into Shares of larger amount than its existing Shares;

(iii)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(iv)	subdivide its Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; or

(v)	cancel any Shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the Shares so cancelled.

The Company may by special resolutions reduce its share capital and any capital redemption reserve in any manner authorised by law.

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(d)	Variation of rights of existing Shares or classes of Shares

Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such class by a majority of not less than two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of the Articles relating to general meetings of the Company or to the proceedings thereat shall mutatis mutandis, apply except that the necessary quorum shall be two persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that class, every shareholder of the class shall on a poll have one vote for each Share of the class held by him.

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any class by the Company.

(e)	Transfer of Shares

Transfers of Shares may be effected by an instrument of transfer in the usual common form or in such other form as the Directors may approve, which is consistent with the standard form of transfer as approved by the Directors or prescribed by the Stock Exchange as appropriate. All instruments of transfer must be left at the registered office of the Company or at such other place as the Directors may appoint. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the board may dispense with the execution of the instrument of transfer by the transferee in any case in which it thinks fit, in its discretion, to do so and the transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the register of members in respect thereof.

The board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any Share which is not fully paid up or on which the company has a lien.

The board may decline to recognise any instrument of transfer unless a fee of such maximum sum as the Stock Exchange may determine to be payable or such lesser sum as the Directors may from time to time require is paid to the Company in respect thereof, the instrument of transfer, if applicable, is properly stamped, is in respect of only one class of Share and is lodged at the relevant registration office or registered office or such other place at which the principal register is kept accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

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The registration of transfers may, on 14 days’ notice being given by advertisement published on the Stock Exchange’s website, or, subject to and in accordance with the Listing Rules, by electronic communication in the manner in which notices may be served by the Company by electronic means as provided in the Articles or by advertisement published in any newspapers, be suspended and the register of Shares closed at such times for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended or the register of Shares closed for more than 30 days in each year.

(f)	Unsuitable Persons and Compulsory Redemption

In the event that the Company or a Subsidiary receives a written notice (“Gaming Authority Notice”) from a Gaming Authority to whose jurisdiction the Company or the Subsidiary is subject, setting out the name of a Person who is considered to be an Unsuitable Person, then forthwith upon the Company serving a copy of such Gaming Authority Notice on the relevant parties, and until the Shares Owned or Controlled by such Person or its Affiliate are Owned or Controlled by a Person who is not an Unsuitable Person, the Unsuitable Person or any Affiliate of an Unsuitable Person shall: (i) sell all of the Shares, or allow the redemption or repurchase of the Shares by the Company, within such period of time as may be specified by a Gaming Authority; (ii) not be entitled to receive any dividend (save for any dividend declared prior to any receipt of a Gaming Authority Notice but not yet paid), interest or other distribution of any kind with regard to the Shares, (iii) not be entitled to receive any remuneration in any form from the Company or a Subsidiary for services rendered or otherwise, or (iv) not be entitled to exercise, directly or indirectly or through any proxy, trustee, or nominee, any voting or other right conferred by such Shares. In this sub-paragraph (f), “relevant parties” means the Person considered by the Gaming Authority to be Unsuitable to be a Shareholder, any intermediaries or representatives of such Person, any entities through which such Person holds an interest in Shares or other third parties to whom disclosure of the aforementioned notice of the Gaming Authority is necessary or expedient.

Subject to applicable laws and regulations, including but not limited to the Listing Rules and The Code on Share Repurchases issued by the SFC, Shares Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person shall be subject to compulsory redemption by the Company, out of funds legally available therefor, by a resolution of the Board of Directors, to the extent required by the Gaming Authority making the determination of Unsuitability or to the extent deemed necessary or advisable by the Board of Directors having regard to relevant Gaming Laws. If a Gaming Authority requires the Company, or if the Board of Directors deems it necessary or advisable, to redeem the Shares of a Shareholder under this Article, the Company shall give a Redemption Notice to such Shareholder and shall redeem on the Redemption Date the number of shares specified in the Redemption Notice for the Redemption Price set forth in the Redemption Notice. Upon such compulsory redemption under this sub-paragraph (f) being exercised by the Company against a Shareholder, such Shareholder will be entitled to receive the Redemption Price in respect of his shares so redeemed, and from the day on which such compulsory redemption is effected, shall have no other Shareholder’s rights except the right to receive the Redemption Price and the right to receive any dividends declared prior to any receipt of any Gaming Authority Notice under the Articles but not yet paid provided, however, that upon service of a copy of the Gaming Authority Notice on any relevant party, such Shareholder’s rights will be limited as set out in items (i) to (iv) of the preceding paragraph.

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The Articles provide that if any Shares are held in street name, by a nominee, an agent or in trust, the record holder of the Shares may be required by the Company to disclose to it the identity of the beneficial owner of the Shares. The Company may thereafter be required to disclose the identity of the beneficial owner to a Gaming Authority. The Articles also require each record holder of the Shares to render maximum assistance to the Company in determining the identity of the beneficial owner. A failure of a record holder to disclose the identity of the beneficial owner of Shares of the Company may constitute grounds for a Gaming Authority to find the record holder unsuitable. Any Unsuitable Person and any Affiliate of an Unsuitable Person shall indemnify and hold harmless the Company and its Subsidiaries for any and all losses, costs, and expenses, including legal fees, incurred by the Company and its Subsidiaries as a result of, or arising out of, such Unsuitable Person’s or Affiliate’s continuing Ownership or Control of Shares, the neglect, refusal or other failure to comply with this sub-paragraph (f), or failure to promptly divest itself of any Shares when required by the Gaming Laws or this sub-paragraph (f).

“Affiliate” means a Person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, a specified Person. For the purpose of this paragraph, “control,” “controlled by” and “under common control with” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting shares, by agreement’s contract’s agency, or otherwise;

“Affiliated Companies” means those partnerships, corporations, limited liability companies, trusts or other entities that are affiliates of the Company, including, without limitation, subsidiaries, holding companies and intermediary companies (as those and similar terms are defined in the Gaming Laws of the applicable Gaming Jurisdictions) that are registered or licensed under applicable Gaming Laws;

“Gaming Activities” the conduct of gaming and gambling activities by the Company or its Subsidiaries, or the use of gaming devices, equipment and supplies in the operation of a casino or other enterprise by the Company or its Subsidiaries;

“Gaming Authority” means any regulatory and licensing body or agency with authority over the conduct of Gaming Activities;

“Gaming Jurisdiction” means all jurisdictions, including their political subdivisions, in which Gaming Activities are lawfully conducted;

“Gaming Laws” means all laws, statutes, ordinances and regulations pursuant to which any Gaming Authority possesses regulatory and licensing authority over Gaming Activities within any Gaming Jurisdiction, and all orders, decrees, rules and regulations promulgated by such Gaming Authority thereunder;

“Gaming Licenses” means all licenses, permits, approvals, authorisations, registrations, findings of suitability, franchises, concessions, subconcessions and entitlements issued or authorised by a Gaming Authority necessary for or relating to the conduct of Gaming Activities;

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“Own”, “Ownership” or “Control” mean ownership of record, beneficial ownership or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person or the disposition of shares, by agreement, contract, agency or other manner;

“Person” means an individual, partnership, corporation, limited liability company, trust or any other entity;

“Redemption Date” means the date specified in the Redemption Notice as the date on which the Shares Owned or Controlled by an Unsuitable Person or an Affiliate of an Unsuitable Person are to be redeemed by the Company;

“Redemption Notice” means that notice of redemption given by the Company to an Unsuitable Person or an Affiliate of an Unsuitable Person pursuant to this sub-paragraph (f). Each Redemption Notice shall set forth (i) the Redemption Date, (ii) the number and type of shares to be redeemed, (iii) the Redemption Price and the manner of payment therefor, (iv) the place where any certificates, if any, for such shares shall be surrendered for payment, and (v) any other requirements of surrender of the certificates;

“Redemption Price” means the price to be paid by the Company for the Shares to be redeemed pursuant to the Article summarised above which shall be that price (if any) required to be paid by the Gaming Authority making the finding of Unsuitability, or if such Gaming Authority does not require a certain price to be paid, that amount determined by the Board of Directors to be the fair value of the Shares to be redeemed; provided, however, that the price per Share represented by the Redemption Price shall in no event be in excess of the closing sales price per share on the Stock Exchange on the trading date immediately before the Redemption Notice is deemed given by the Company to the Unsuitable Person or an Affiliate of an Unsuitable Person. The Redemption Price shall be paid in cash, by promissory note, or both, as required by the applicable Gaming Authority and, if not so required, as the Board of Directors otherwise determines; and

“Unsuitable Person” means a Person who (i) is determined by a Gaming Authority to be Unsuitable to Own or Control any Shares in the Company, whether directly or indirectly, or (ii) causes the Company or any Subsidiary of the Company to lose or to be threatened by a Gaming Authority with the loss of any Gaming License, or (iii) in the sole discretion of the Board of Directors of the Company, is deemed likely to jeopardise the Company’s or any Subsidiary of the Company’s application for, receipt of approval for, right to the use of, or entitlement to, any Gaming Licence, and

“Unsuitability” and “Unsuitable” shall be construed accordingly.

(g)	Power for the Company to purchase its own Shares

The Company is empowered by the Cayman Companies Law and the Articles to purchase its own Shares subject to certain restrictions and the Board may only exercise this power on behalf of the Company subject to any applicable requirements of the Listing Rules.

(h)	Power for any subsidiary of the Company to own Shares in the Company

There are no provisions in the Articles relating to ownership of Shares in the Company by a subsidiary.

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(i)	Requirements for annual general meetings

An annual general meeting of the Company must be held in each year at such time and place as may be determined by the board. No more than 15 months shall elapse between the date of one annual general meeting and that of the next. So long as the first annual general meeting is held within 18 months of its incorporation, it need not be held in the year of its incorporation.

(j)	Notices of meetings and business to be conducted thereat

An annual general meeting shall be called by notice of not less than 21 clear days and not less than 20 clear business days and any extraordinary general meeting at which it is proposed to pass a special resolution shall be called by notice of at least 21 clear days and not less than 10 clear business days. All other extraordinary general meetings shall be called by notice of at least 14 clear days and not less than 10 clear business days. The notice shall specify the time, place, and agenda of the meeting, particulars of the resolutions to be considered at the meeting and in the case of special business (as defined in the Articles) the general nature of that business. Notice of every general meeting shall be given to all members of the Company (except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the share register), the Company’s auditors, each Director and alternate Director, the Stock Exchange, and such other person(s) to whom such notice is required to be given in accordance with the Listing Rules.

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, if permitted by the Listing Rules, it shall be deemed to have been duly called if it is so agreed:

(i)	in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat or their proxies; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent. in nominal value of the issued Shares giving that right.

All business carried out at a general meeting shall be deemed special with the exception of (a) declaration and sanctioning a dividend; (b) the consideration of the accounts, balance sheets, and any report of the Directors or of the Company’s auditors; (c) the election of Directors whether by rotation or otherwise in the place of those retiring; (d) the appointment of the Company’s auditors and other officers; (e) the fixing of the remuneration of the company’s auditors, and the voting of remuneration or extra remuneration to the Directors; (f) the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued Shares in the capital of the Company representing not more than 20 per cent. in nominal value of its existing issued share capital; and (g) the granting of any mandate or authority to the Directors to repurchase securities of the Company.

No special business shall be transacted at any general meeting without the consent of all members of the Company entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

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(k)	Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business.

Save as otherwise provided by the Articles the quorum for a general meeting shall be one or more persons present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote holding or representing by proxy not less than one-third in nominal value of the issued Shares.

A corporation being a member shall be deemed for the purpose of the Articles to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

(l)	Special/ Ordinary resolution-majorities required

Pursuant to the Articles, where the Listing Rules apply, a special resolution of the Company must be passed by a majority of not less than three-fourths of such members as, being entitled so to do, vote in person or, in the case of such members being corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice, specifying the intention to propose the resolution as a special resolution, has been duly given, or in writing by all members of the Company entitled to vote at a general meeting of the Company.

Pursuant to the Articles, where the Listing Rules do not apply, a special resolution of the Company must be passed by a majority of not less than two-thirds of such members as, being entitled so to do, vote in person or, in the case of such members being corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which notice, specifying the intention to propose the resolution as a special resolution, has been duly given, or in writing by all members of the Company entitled to vote at a general meeting of the Company.

A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within fifteen days of being passed.

An ordinary resolution is defined in the Articles to mean a resolution passed by a simple majority of such members as, being entitled to do so, vote in person or, in the case of such members being corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles, or in writing by all members of the Company entitled to vote at a general meeting of the Company.

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(m)	Voting rights

Subject to any special rights or restrictions as to voting for the time being attached to any Shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative, shall have one vote, and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. A member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting. The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the Listing Rules.

If a recognised clearing house (or its nominee(s)) is a member of the Company it may authorise such person or persons as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) as if such person was the registered holder of the Shares of the Company held by that clearing house (or its nominee(s)).

Where the Company has any knowledge that any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

(n)	Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A member who is the holder of two or more Shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a member of the Company and shall be entitled to exercise the same powers on behalf of a member who is an individual and for whom he acts as proxy as such member could exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a member which is a corporation and for which he acts as proxy as such member could exercise.

(o)	Accounts and audit

The board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Cayman Companies Law or necessary to give a true and fair view of the Company’s affairs and to explain its transactions.

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The accounting records shall be kept at the registered office or at such other place or places as the board decides and shall always be open to inspection by any Director. No member (other than a Director) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the board or the Company in general meeting.

A copy of every balance sheet and profit and loss account (including every document required by law to be annexed thereto) which is to be laid before the Company at its general meeting, together with a printed copy of the Directors’ report and a copy of the auditors’ report, shall not less than twenty-one days before the date of the meeting and at the same time as the notice of annual general meeting be sent to every person entitled to receive notices of general meetings of the Company under the provisions of the Articles; however, subject to compliance with all applicable laws, including the Listing Rules, the Company may send to such persons a summary financial statement derived from the Company’s annual accounts and the Directors’ report instead provided that any such person may by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company’s annual financial statement and the Directors’ report thereon.

Auditors shall be appointed and the terms and tenure of such appointment and their duties at all times regulated in accordance with the provisions of the Articles. The remuneration of the auditors shall be fixed by the Company in general meeting or in such manner as the members may determine.

The financial statements of the Company shall be audited by the auditor in accordance with generally accepted auditing standards. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor shall be submitted to the members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the auditor should disclose this fact and name such country or jurisdiction.

(p)	Dividends and other methods of distribution

Subject to the Cayman Companies Law, the Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by the board.

The Articles provide dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of Share premium account or any other fund or account which can be authorised for this purpose in accordance with the Cayman Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any Share may otherwise provide, (i) all dividends shall be declared and paid according to the amounts paid up on the Shares in respect whereof the dividend is paid but no amount paid up on a Share in advance of calls shall for this purpose be treated as paid up on the Share and (ii) all dividends shall be apportioned and paid pro rata according to the amount paid up on the Shares during any portion or portions of the period in respect of which the dividend is paid. The Directors may deduct from any dividend or other monies payable to any member or in respect of any Shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

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Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the board may further resolve either (a) that such dividend be satisfied wholly or in part in the form of an allotment of Shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment, or (b) that shareholders entitled to such dividend will be entitled to elect to receive an allotment of Shares credited as fully paid up in lieu of the whole or such part of the dividend as the board may think fit. The Company may also upon the recommendation of the board by an ordinary resolution resolve in respect of any one particular dividend of the Company that it may be satisfied wholly in the form of an allotment of Shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of Shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of the Company in respect of the Shares at his address as appearing in the register or addressed to such person and at such addresses as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the Shares held by such joint holders.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared the board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board and shall revert to the Company.

No dividend or other monies payable by the Company on or in respect of any Share shall bear interest against the Company.

(q)	Inspection of register

Pursuant to the Articles, any branch register kept in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the directors may impose) be open to inspection by a member without charge and any other person on payment of such fee not exceeding HK$2.50 (or such higher amount as may from time to time be permitted under the Listing Rules) as the directors may determine for each inspection.

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(r)	Call on Shares and forfeiture of Shares

Subject to the Articles and to the terms of allotment, the board may from time to time make such calls upon the members in respect of any moneys unpaid on the Shares held by them (whether on account of the nominal value of the Shares or by way of premium). If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight per cent. per annum from the day appointed for the payment thereof to the time of actual payment, but the board may waive payment of such interest wholly or in part. The board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the moneys uncalled and unpaid or instalments payable upon any Shares held by him, and upon all or any of the moneys so advanced the Company may pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight per cent. per annum) as may be agreed upon between the member and the board.

If a member fails to pay any call on the day appointed for payment thereof, the board may serve not less than fourteen clear days’ notice on him requiring payment of so much of the call as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment and stating that, in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any Share in respect of which notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited Shares and not actually paid before the date of forfeiture.

A person whose Shares have been forfeited shall cease to be a member in respect of the forfeited Shares but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the Shares, but this liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

(s)	Rights of the minorities in relation to fraud or oppression

There are no provisions in the Articles relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under Cayman Companies Law, as summarised in paragraph 3(f) of this Appendix.

(t)	Procedures on liquidation

A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution, except where the Company is to be wound up voluntarily because it is unable to pay its debts as they fall due. In such case the resolution shall be an ordinary resolution.

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Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of Shares (i) if the Company shall be wound up and the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the Shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the Shares held by them respectively.

If the Company shall be wound up (whether the liquidation is voluntary or compelled by the court) the liquidator may, with the authority of an ordinary resolution and any other sanction required by the Cayman Companies Law divide among the members in specie or kind the whole or any part of the assets of the Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit, but so that no contributory shall be compelled to accept any Shares or other property in respect of which there is a liability.

(u)	Untraceable members

Pursuant to the Articles, the Company may sell any of the Shares of a member who is untraceable if (i) all cheques or warrants in respect of dividends of the Shares in question (being not less than three in total number) for any sum payable in cash to the holder of such Shares have remained uncashed for a period of 12 years; (ii) upon the expiry of the 12 year period, the Company has not during that time received any indication of the existence of the member; and (iii) following the expiry of the 12 year period, the Company has caused an advertisement to be published in accordance with the Listing Rules giving notice of its intention to sell such Shares and a period of three months, or such shorter period as may be permitted by the Stock Exchange, has elapsed since the date of such advertisement and the Stock Exchange has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds, it shall become indebted to the former member of the Company for an amount equal to such net proceeds.

(v)	Subscription rights reserve

The Articles provide that to the extent that it is not prohibited by and is in compliance with the Cayman Companies Law, if warrants to subscribe for Shares have been issued by the Company and the Company does any act or engages in any transaction which would result in the subscription price of such warrants being reduced below the par value of a Share, a subscription rights reserve shall be established and applied in paying up the difference between the subscription price and the par value of a Share on any exercise of the warrants.

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3. CAYMAN COMPANIES LAW

The Company is incorporated in the Cayman Islands subject to the Cayman Companies Law and, therefore, operates subject to the Cayman Companies Law. Set out below is a summary of certain provisions of the Cayman Companies Law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of the Cayman Companies Law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

(a)	Operations

As an exempted company, the Company’s operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorised share capital.

(b)	Share Capital

The Cayman Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premiums on those shares shall be transferred to an account, to be called the “share premium account”. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Cayman Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) in any manner provided in section 37 of the Cayman Companies Law; (d) writing-off the preliminary expenses of the company; and (e) writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid, the company will be able to pay its debts as they fall due in the ordinary course business.

The Cayman Companies Law provides that, subject to confirmation by the Grand Court of the Cayman Islands (the “Court”), a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

The Memorandum and Articles conditionally adopted on October 6, 2011 include certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

APPENDIX IV	SUMMARY OF THE CONSTITUTION OF THE COMPANY AND
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(c)	Financial Assistance to Purchase Shares of a Company or its Holding Company

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries, its holding company or any subsidiary of such holding company in order that they may buy Shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of Shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company’s shares. Accordingly, a company may provide financial assistance if the Directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm’s-length basis.

(d)	Purchase of Shares and Warrants by a Company and its Subsidiaries

Subject to the provisions of the Cayman Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner and terms of the purchase, a company cannot purchase any of its own shares unless the manner and terms of purchase have first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any issued shares of the Company other than shares held as treasury shares. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under the Cayman Companies Law that a company’s memorandum or articles of association contain a specific provision enabling such purchases and the Directors of a company may rely upon the general power contained in its memorandum of association to buy and sell and deal in personal property of all kinds.

Under Cayman Islands Law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

APPENDIX IV	SUMMARY OF THE CONSTITUTION OF THE COMPANY AND
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(e)	Dividends and Distributions

With the exception of section 34 of the Cayman Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law, which is regarded as persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Cayman Companies Law permits, subject to a solvency test and the provisions, if any, of the company’s memorandum and articles of association, the payment of dividends and distributions out of the share premium account.

(f)	Protection of Minorities

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Court shall direct.

Any shareholder of a company may petition the Court which may make a winding up order if the Court is of the opinion that it is just and equitable that the company should be wound up. Or, as an alternative to a winding-up order, the Court may make the following orders: (a) an order regulating the conduct of the company’s affairs in the future; (b) an order requiring the company to refrain from doing or continuing an act complained of by the petitioner or to do an act which the petitioner has complained it has omitted to do; (c) an order authorising civil proceedings to be brought in the name of and on behalf of the company by the petitioner on such terms as the Court may direct; or (d) an order providing for the purchase of the shares of any members of the company by other members or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

(g)	Management

The Cayman Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company. However, as a matter of general law, every officer of a company, which includes a director, managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(h)	Accounting and Auditing Requirements

A Cayman Islands company shall cause proper books of account, including, where applicable, material underlying documentation including contracts and invoices to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company; and (iii) the assets and liabilities of the company.

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Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company’s affairs and to explain its transactions. A Cayman Islands exempted company shall cause all its books of account to be retained for a minimum period of five years from the date on which they are prepared.

(i)	Exchange Control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

(j)	Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Cabinet:

(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to the Company or its operations; and

(ii)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from January 11, 2005. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

(k)	Stamp Duty on Transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

(l)	Loans to Directors

There is no express provision in the Cayman Companies Law prohibiting the making of loans by a company to any of its directors.

(m)	Inspection of Corporate Records

Members of the Company will have no general right under the Cayman Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Company’s Articles.

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An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as the directors may, from time to time, think fit. An exempted company may also maintain a separate register of members in respect of its listed shares. There is no requirement under the Cayman Companies Law for an exempted company to make any returns of members to the Registrar of Companies of the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

(n)	Winding Up

A company may be wound up by either an order of the Court, voluntarily or subject to the supervision of the Court. The Court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the Court, just and equitable to do so.

A company may be wound up voluntarily (a) when the period (if any) fixed for the duration of the company by its memorandum or articles of association expires; (b) if the event (if any) occurs, on the occurrence of which the memorandum or articles of association provide that the company is to be wound up; (c) if the company resolves by special resolution that it be wound up voluntarily; or (d) if the company resolves by ordinary resolution that it be wound up voluntarily because it is unable to pay its debts as they fall due. In the case of a voluntary winding up, such company shall from the commencement of its winding up, cease to carry on its business except so far as it may be beneficial for its winding up.

In circumstances where a company is solvent (the directors of the company will need to provide a statutory declaration to this effect), the company can be wound up by a special resolution of its shareholders, and the liquidation will not require the supervision of the Court. Unless one or more persons have been designated as liquidator or liquidators of the company in the company’s memorandum and articles of association, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

Alternatively, where the financial position of the company is such that a declaration of solvency cannot be given by the directors, the winding up will be initiated by an ordinary resolution of the company’s shareholders and will occur subject to the supervision of the Court. In this case, a licensed insolvency practitioner will need to be appointed as liquidator (known as “an official liquidator”). The Court may determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court. The Court may appoint a foreign practitioner to act jointly with a qualified insolvency practitioner. A person may qualify as an official liquidator if that person holds the qualifications specified in the Insolvency Practitioners Regulations of the Cayman Islands.

Upon the appointment of a liquidator, the responsibility for the company’s affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

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As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and must thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation for it. At least 21 days before the meeting the liquidator must send a notice specifying the time, place and object of the meeting to each contributory in any manner authorised by the company’s articles of association and published in the Cayman Islands Gazette.

(o)	Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing seventy-five per cent in value of shareholders or class of shareholders or creditors, as the case may be, as are present at a meeting called for such purpose and thereafter sanctioned by the Court. While a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Court is unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management.

(p)	Mergers and Consolidations

The Cayman Companies Law provides that any two or more Cayman Islands companies limited by shares (other than segregated portfolio companies) may merge or consolidate in accordance with the Cayman Companies Law. The Cayman Companies Law also allows one or more Cayman Islands companies to merge or consolidate with one or more foreign companies (provided that the laws of the foreign jurisdiction permit such merger or consolidation).

To effect a merger or consolidation of one or more Cayman Islands companies the directors of each constituent company must approve a written plan of merger or consolidation in accordance with the Cayman Companies Law. The Plan must then be authorised by each constituent company by a special resolution of members, and such other authorisation, if any, as may be specified in such constituent company’s articles of association.

Where a Cayman Islands parent is merging with one or more of its Cayman Islands subsidiaries, a special resolution of the members of each constituent company is not required if a copy of the plan of merger is given to every member of each subsidiary company to be merged, unless that member agrees otherwise.

To effect a merger or consolidation of one or more Cayman Islands companies with one or more foreign companies, in addition to the approval requirements applicable to the merger or consolidation of Cayman Islands companies (in relation to the Cayman Islands company(ies) only), the merger or consolidation must also be effected in compliance with the constitutional documents of, and laws of the foreign jurisdiction applicable to, the foreign company(ies).

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CAYMAN COMPANIES LAW

(q)	Compulsory Acquisition

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than ninety per cent of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice in the prescribed manner require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

(r)	Indemnification

The Cayman Companies Law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

4.	GENERAL

Walkers, the Company’s legal counsel on the Cayman Companies Law, have sent to the Company a letter of advice summarising certain aspects of the Cayman Companies Law. This letter, together with a copy of the Cayman Companies Law, is available for inspection as referred to in the paragraph headed “Documents Delivered to the Registrar of Companies and available for inspection” in Appendix VII to this document. Any person wishing to have a detailed summary of the Cayman Companies Law or advice on the differences between it and the laws of any jurisdiction with which he is more familiar is recommended to seek independent legal advice.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

A. FURTHER INFORMATION ABOUT OUR COMPANY

1.	Incorporation of Our Company

Our Company was incorporated in the Cayman Islands under the Cayman Companies Law as an exempted company with limited liability on December 17, 2004. Our principal place of business in Hong Kong at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and were registered with the Registrar of Companies in Hong Kong as a non-Hong Kong company under Part XI of the Companies Ordinance on June 12, 2007. Ms. Stephanie Cheung has been appointed the authorized representative of our Company for the acceptance of service of process and notices on behalf of our Company in Hong Kong.

As our Company was incorporated in the Cayman Islands, we operate subject to the Cayman Companies Law and to our constitution. Our constitution comprises the Memorandum and the Articles. A summary of various parts of our constitution and relevant aspects of the Cayman Companies Law is set out in Appendix IV “Summary of the Constitution of the Company and Cayman Companies Law” to this document.

2.	Changes in the Share Capital of Our Company

The following sets forth the changes in the share capital of our Company since its incorporation:

Changes in authorized share capital

As of the date of our incorporation, the authorized share capital of our Company was US$50,000 comprising 2,500,000 class A shares of US$0.01 each and 2,500,000 class B shares of US$0.01 each.

On December 1, 2006, an ordinary resolution was reached that each of the 2,500,000 class A shares of US$0.01 each and the 2,500,000 class B shares of US$0.01 each be re-classified and redesignated as an Share of US$0.01 each in the capital of our Company such that the authorized share capital of our Company shall comprise US$50,000 divided into 5,000,000 Shares. On the same day, the authorized share capital increased from US$50,000 divided into 5,000,000 Shares of US$0.01 each to US$15 million divided into 1,500,000,000 Shares of US$0.01 each.

On May 19, 2009, the authorized share capital of our Company increased from US$15 million divided into 1,500,000,000 Shares of US$0.01 each to US$25 million divided into 2,500,000,000 Shares of US$0.01 each.

On October 6, 2011, the authorized share capital of our Company increased from US$25 million divided into 2,500,000,000 Shares of US$0.01 each to US$73 million divided into 7,300,000,000 Shares of US$0.01 each.

Changes in issued and outstanding share capital

2004

On December 20, 2004, one class A share was issued by the operation of law on the registration of our Company to Elisa Gatti, as a subscriber, be regarded as being fully paid. On December 20, 2004, Elisa Gatti transferred the class A share to Melco.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

2005

On January 10, 2005, Melco transferred the class A share to Melco Leisure. On March 8, 2005, 99 class A shares at a par value of US$0.01 each for a subscription price of US$0.01 per share were issued and fully paid to Melco Leisure. On the same day, 100 class B shares at a par value of US$0.01 each for a subscription price of US$1.63 million per share were issued and fully paid to Crown Asia Investments.

2006

On September 28, 2006, 100 class A shares of a par value of US$0.01 each for a subscription price of US$1.6 million per share being an aggregate subscription price of US$160 million were issued and fully paid to Melco Leisure. On the same day, 100 class B shares of a par value of US$0.01 each for a subscription price of US$1.6 million per share being an aggregate subscription price of US$160 million were issued and fully paid to Crown Asia Investments. Thereafter, Melco Leisure held 200 class A shares and Crown Asia Investments held 200 class B shares.

On December 1, 2006, our Directors had recommended a capitalization of a sum of approximately US$10 million standing to the credit of the shares premium account of our Company by applying such sum in paying up in full at par 999,999,600 Shares for allotment and issuance to the Shareholders. Therefore, 499,999,800 capitalization Shares were allotted to Melco Leisure and 499,999,800 capitalization Shares were allotted to Crown Asia Investments.

In December 2006, our Company offered 60,250,000 ADSs, representing 180,750,000 ordinary shares, to the public and listed the ADSs on NASDAQ. In addition, our Company issued 60,382 ADSs, representing 181,146 Shares, to Melco’s shareholders as an assured entitlements distribution.

As of December 31, 2006, our Company had 1,180,931,146 Shares issued.

2007

On January 8, 2007, our Company issued an additional 9,037,500 ADSs, representing 27,112,500 Shares, pursuant to the underwriters’ option to subscribe these additional ADSs from our Company at the initial public offering price of US$19 per ADS less the underwriting commission to cover over-allotments of the ADSs.

On November 6, 2007, our Company offered 37,500,000 ADSs, representing 112,500,000 Shares, to the public in its second public offering.

In connection with our Company’s restricted shares granted under the 2006 Share Incentive Plan, 395,256 Shares were vested and issued during the year ended December 31, 2007.

As of December 31, 2007, our Company had 1,320,938,902 Shares issued.

2008

In connection with our Company’s restricted shares granted under the 2006 Share Incentive Plan, 226,317 Shares were vested and issued during the year ended December 31, 2008.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

In connection with our Company’s share options granted under the 2006 Share Incentive Plan, our Company issued 385,180 Shares to its depositary bank for issuance to employees upon their future exercise of vested share options during the year ended December 31, 2008. As of December 31, 2008, none of these Shares have been issued to employees and the balance of 385,180 Shares continue to be held by our Company for future issuance.

As of December 31, 2008, our Company had 1,321,550,399 Shares issued.

2009

On May 1, 2009, our Company issued 67,500,000 Shares and 22,500,000 ADSs, representing a total of 135,000,000 Shares, to the public in a follow-on offering with a net proceed after deducting the offering expenses amounted to approximately US$174.4 million.

On August 18, 2009, our Company issued an additional 42,718,445 ADSs, representing 128,155,335 Shares, to the public in a further follow-on offering with a net proceed after deducting the offering expenses amounted to approximately US$209.1 million.

In connection with our Company’s restricted shares granted under the 2006 Share Incentive Plan, 8,297,110 Shares were vested and issued during the year ended December 31, 2009.

Our Company issued 2,614,706 Shares to its depositary bank for issuance to employees upon future vesting of restricted shares during the year ended December 31, 2009, and 2,528,319 of these Shares have been issued to employees upon vesting of restricted shares during the year ended December 31, 2009. As of December 31, 2009, the balance of 471,567 Shares continues to be held by our Company for future issuance.

As of December 31, 2009, our Company had 1,595,617,550 Shares issued.

2010

In connection with our Company’s restricted shares granted under the 2006 Share Incentive Plan, 1,254,920 Shares were vested and issued during the year ended December 31, 2010.

Our Company issued 8,785,641 Shares to its depositary bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the year ended December 31, 2010, and 43,737 and 804,285 of these Shares have been issued to employees upon vesting of restricted shares and exercise of share options, respectively, during the year ended December 31, 2010. As of December 31, 2010, the balance of 8,409,186 Shares continue to be held by our Company for future issuance.

As of December 31, 2010, our Company had 1,605,658,111 Shares issued.

2011

In connection with our Company’s restricted shares granted under the 2006 Share Incentive Plan, 310,575 Shares were vested and issued during the nine months ended September 30, 2011.

Our Company issued 1,453,984 Shares to its depositary bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the nine months ended September 30, 2011 and 252,111 and 3,585,846 of the Shares from its depositary bank have been issued to employees upon vesting of restricted shares and exercise of share options, respectively, during the nine months ended September 30, 2011. As of September 30, 2011, the balance of 6,025,213 Shares continue to be held by our Company for future issuance.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

As of the Latest Practicable Date, our Company had 1,612,889,072 Shares issued.

Save as disclosed in this Appendix, there has been no alteration in our share capital since its incorporation.

3.	Extraordinary General Meeting of our Company Held on October 6, 2011

Pursuant to the extraordinary general meeting of our Company held on October 6, 2011 among other things,

(a)	an increase in the authorized share capital of our Company from US$25,000,000 divided into 2,500,000,000 Shares to US$73,000,000 divided into 7,300,000,000 Shares, by the creation of an additional 4,800,000,000 Shares was approved;

(b)	the new amended and restated memorandum and articles of association of our Company was adopted, and such adoption is conditional upon the Listing;

(c)	the 2011 Share Incentive Plan was adopted, and such adoption is conditional upon the Listing;

(d)	the allotment and issuance of new Shares pursuant to the capitalization of the Shareholders’ loans was approved;

(e)	the granting of a general mandate to our Directors to allot, issue and deal with (including the power to make an offer or agreement, or grant securities which would or might require Shares to be allotted and issued), other than pursuant to, or in consequence of, a rights issue, any scrip dividend scheme or similar arrangement, any adjustment of rights or subscribe for Shares under the options and warrants or a specific authority granted by the Shareholders, Shares with a total nominal value not exceeding 20% of the aggregate nominal amount of our Company’s share capital in issue immediately following completion of the Listing and the nominal amount of the share capital of our Company which may be purchased by our Company pursuant to the authority granted to our Directors as referred to in paragraph (f) below was approved, and such granting of a general mandate is conditional upon the Listing;

(f)	the granting of a general mandate to our Directors to exercise all powers of our Company to repurchase on the Stock Exchange or on any other stock exchange on which the securities of our Company may be listed and which is recognized by the SFC and the Stock Exchange for this purpose, such number of Shares as will represent up to 10% of the aggregate nominal value of the share capital of our Company in issue immediately following the completion of the Listing was approved, and such granting of a general mandate is conditional upon the Listing; and

(g)	the granting of the authority to our Directors under paragraph (e) above was approved to be extended by the addition thereto of an aggregate nominal amount of the share capital of our Company repurchased pursuant to the authority granted under paragraph (f) above and such granting of the authority is conditional upon the Listing.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Each of the general mandates referred to in paragraphs (e) and (f) above shall remain in effect until (i) the conclusion of the next annual general meeting of our Company, (ii) the expiration of the period within which the next annual general meeting of our Company is required by the Articles or any applicable laws to be held, or (iii) until revoked or varied by an ordinary resolution by the Shareholders in general meeting, whichever occurs first.

4.	Changes in Share Capital of Subsidiaries

Our subsidiaries are referred to in the Accountants’ Report, the text of which is set out in Appendix IA to this document. Save for the subsidiaries mentioned in Appendix IA to this document, our Company has no other subsidiaries.

There has been no alteration in the share capital of any of the subsidiaries of our Company within the two years immediately preceding the date of this document.

5.	Repurchases by Our Company of Our Own Securities

This section sets out information required by the Stock Exchange to be included in this document concerning the repurchase by our Company of our own securities.

(a) Provisions of the Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their own securities on the Stock Exchange subject to certain restrictions, the more important of which are summarized below:

(i) Shareholders’ Approval

All proposed repurchase of securities (which must be fully paid up in the case of shares) by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of the shareholders, either by way of general mandate or by specific approval of a particular transaction.

(ii) Source of Funds

In repurchasing securities, our Company may only apply funds legally available for the purpose in accordance with the Memorandum and Articles and the applicable laws of the Cayman Islands. A listed company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(iii) Trading Restrictions

The total number of shares which a listed company may repurchase on the Stock Exchange is the number of shares representing up to a maximum of 10% of the existing issued share capital. A company may not issue or announce a proposed issue of new securities for a period of 30 days immediately following a repurchase (other than an issue of securities pursuant to an exercise of warrants, share options or similar instruments requiring the company to issue securities which were outstanding prior to such repurchase) without the prior approval of the Stock Exchange. In addition, a listed company is prohibited from repurchasing its shares on the Stock Exchange if the purchase price is higher by 5% or more than the average closing market price for the five preceding trading days on which its shares were traded on the Stock Exchange. The Listing Rules also prohibit a listed company from repurchasing its securities which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange. A company is required to procure that the broker appointed by it to effect a repurchase of securities discloses to the Stock Exchange such information with respect to the repurchase as the Stock Exchange may require.

The Controlling Shareholders shall not or shall procure not to dispose of the Shares in the 6-months period commencing from the date of commencement of dealings in the Shares on the Stock Exchange. No further Shares or securities convertible into equity securities of our Company may be issued or form the subject of any agreement to such an issue within 6 months from the date on which Shares first commenced dealing on the Stock Exchange unless such an issue falls within one of the exceptions under the Listing Rules.

(iv) Status of Repurchased Shares

All repurchased securities (whether effected on the Stock Exchange or otherwise) will be automatically delisted and the certificates for those securities must be cancelled and destroyed.

(v) Suspension of Repurchase

A listed company may not make any repurchase of securities at any time after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been made publicly available. In particular, during the period of one month immediately preceding the earlier of (a) the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of a listed company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules) and (b) the deadline for publication of an announcement of a listed company’s results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement, the listed company may not repurchase its shares on the Stock Exchange other than in exceptional circumstances. In addition, the Stock Exchange may prohibit a repurchase of securities on the Stock Exchange if a listed company has breached the Listing Rules.

(vi) Reporting Requirements

In the event that our Directors exercised in full the power to repurchase securities which is proposed to be granted pursuant to the ordinary resolution referred to above, repurchases of securities on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. (Hong Kong time) on the following business day. In addition, a listed company’s annual report is required to disclose details regarding repurchases of securities made during the year, including monthly analysis of the number of securities repurchased, the purchase price per share or the highest and lowest price paid for all such purchase, where relevant, and the aggregate prices paid.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(vii) Connected Person

A listed company is prohibited from knowingly repurchasing securities on the Stock Exchange from a “connected person”, that is, a director, chief executive or substantial shareholder of the company or any of its subsidiaries or their associates and a connected person is prohibited from knowingly selling his securities to the company.

(b) Reasons for Repurchases

Our Directors believe that it is in the best interests of our Company and the Shareholders to have a general authority from the Shareholders to enable our Directors to repurchase Shares of our Company in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of our Company and/or its earning per Share and will only be made when our Directors believe that such repurchases will benefit our Company and the Shareholders.

(c) Funding of Repurchases

In repurchasing securities, our Company may only apply funds legally available for such purposes in accordance with its Memorandum and Articles and the applicable laws of the Cayman Islands.

Our Directors do not propose to exercise the repurchase mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of our Company or the gearing level which in the opinion of our Directors are from time to time appropriate for our Company.

(d) General

The exercise in full of the repurchase mandate, assuming there is no change in the issued share capital of our Company before the passing of the repurchase mandate resolution, would result in up to 160,742,267 Shares being repurchased by our Company during the period prior to the next Annual General Meeting of our Company following the passing of the resolutions referred to above.

None of our Directors or, to the best of their knowledge having made all reasonable enquires, any of their associates, has any present intention, in the event that the repurchase mandate is exercised, to sell any Shares to our Company or its subsidiaries.

Our Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the repurchase mandate in accordance with the Listing Rules and the applicable laws in the Cayman Islands.

If, as a result of any repurchase of Shares, a Shareholder’s proportionate interest in the voting rights of our Company is increased, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of our Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. Given that Melco and Crown have effective joint control of our Company, this concern is remote.

No connected person of our Company has notified our Company that he or she has a present intention to sell Shares to our Company, or has undertaken not to do so, if the repurchase mandate is exercised.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

B. FURTHER INFORMATION ABOUT THE BUSINESS

1.	Summary of Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by us or our subsidiaries within the two years preceding the date of this document and are or may be material:

(i)	a promissory transfer of shares termination agreement dated December 17, 2009 entered into between Double Margin Limited, Leong On Kei, aka Angela Leong, MPEL (Macau Peninsula) Limited and Sociedade De Fomento Predial Omar, Limitada;

(ii)	an indenture dated May 17, 2010 entered into between MCE Finance and The Bank of New York Mellon;

(iii)	a registration rights agreement dated May 17, 2010 entered into between MCE Finance, our Company, MPEL International, Melco Crown Gaming, MPEL Nominee One, MPEL Investments, Altira Hotel, Altira Developments, Melco Crown (COD) Hotels, Melco Crown (COD) Developments, Melco Crown (Cafe) Limited, Golden Future (Management Services) Limited, Melco Crown Hospitality and Services Limited, Melco Crown (COD) Retail Services Limited, Melco Crown (COD) Ventures Limited, COD Theatre Limited, Melco Crown COD (HR) Hotel Limited, Melco Crown COD (CT) Hotel Limited, Melco Crown COD (GH) Hotel Limited, MPEL (Delaware) LLC, Deutsche Bank Securities Inc., Merrill Lynch International and The Royal Bank of Scotland Plc;

(iv)	a pledge agreement dated May 17, 2010 entered into between MCE Finance and The Bank of New York Mellon;

(v)	a note guarantee dated May 17, 2010 made by MCE Finance, our Company, Melco Crown Gaming, MPEL Nominee One, MPEL International, MPEL Investments, Altira Hotel, Altira Developments, Melco Crown (COD) Hotels, Melco Crown (COD) Developments, Melco Crown (Cafe) Limited, Golden Future (Management Services) Limited, Melco Crown Hospitality and Services Limited, Melco Crown (COD) Retail Services Limited, Melco Crown (COD) Ventures Limited, COD Theatre Limited, Melco Crown COD (HR) Hotel Limited, Melco Crown COD (CT) Hotel Limited, Melco Crown COD (GH) Hotel Limited, MPEL (Delaware) LLC in favour of The Bank of New York Mellon;

(vi)	a subordination agreement dated May 17, 2010 entered into between MCE Finance, our Company, MPEL International and The Bank of New York Mellon;

(vii)	a subscription agreement dated April 29, 2011 entered into between our Company, Deutsche Bank, Citicorp International Limited, Merrill Lynch International and The Royal Bank of Scotland Plc;

(viii)	a trust deed dated May 9, 2011 given by our Company in favor of DB Trustees (Hong Kong) Limited;

(ix)	a paying agency agreement dated May 9, 2011, entered into between our Company, Deutsche Bank and DB Trustees (Hong Kong) Limited;

(x)	a purchase agreement dated May 17, 2011 entered into between MCE Finance, our Company, MPEL International, Melco Crown Gaming, MPEL Nominee One, MPEL Investments, Altira Hotel, Altira Developments, Melco Crown (COD) Hotels, Melco Crown (COD) Developments, Melco Crown (Cafe) Limited, Golden Future (Management Services) Limited, Melco Crown Hospitality and Services Limited, Melco Crown (COD) Retail Services Limited, Melco Crown (COD) Ventures Limited, COD Theatre Limited, Melco Crown COD (HR) Hotel Limited, Melco Crown COD (CT) Hotel Limited, Melco Crown COD (GH) Hotel Limited, MPEL (Delaware) LLC, Deutsche Bank Securities Inc., Merrill Lynch International, The Royal Bank of Scotland Plc, ANZ Securities Inc., Citigroup Global Markets Inc, Commerz Markets LLC, Credit Agricole Corporate and Investment Bank, nabSecurities, LLC and UBS AG;

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(xi)	a novation agreement dated September 22, 2011, as terminated on November 18, 2011, entered into between our Company, Melco Leisure and Crown Asia Investments (the “Initial Novation Agreement”);

(xii)	a loan capitalization agreement dated September 22, 2011, as terminated on November 18, 2011, entered into between our Company, Melco Leisure and Crown Asia Investments (the “Initial Loan Capitalization Agreement”);

(xiii)	a termination agreement dated November 18, 2011 entered into between our Company, Melco Leisure and Crown Asia Investments in relation to the termination of the Initial Novation Agreement effective on November 18, 2011;

(xiv)	a termination agreement dated November 18, 2011 entered into between our Company, Melco Leisure and Crown Asia Investments in relation to the termination of the Initial Loan Capitalization Agreement effective on November 18, 2011;

(xv)	a novation agreement dated November 18, 2011 entered into between our Company, Melco Leisure and Crown Asia Investments;

(xvi)	a loan capitalization agreement dated November 18, 2011 entered into between our Company, Melco Leisure and Crown Asia Investments;

(xvii)	the sponsors’ agreement between our Company and the Joint Sponsors dated November 28, 2011; and

(xviii)	the indemnity and undertaking agreement between our Company and the Joint Sponsors dated November 28, 2011.

2.	Intellectual Property Rights of Our Company

(i)	We have the following key registered trademarks:

The words (Chinese and English) and logos of:

(1)	Melco Crown Entertainment;

(2)	City of Dreams;

(3)	Altira; and

(4)	Mocha.

We also have over 1,000 registered trademarks and trademark applications. Our trademarks are mainly registered in Hong Kong, Macau, Singapore and Taiwan. Most of them are valid for more than three years from the Latest Practicable Date.

(ii)	We have the following key registered domain names:

(1)	CITYOFDREAMSMACAU.COM

(2)	MELCO-CROWN.COM

(3)	ALTIRAMACAU.COM

(4)	MOCHACLUBS.COM

We also have over 70 registered domain names registered in countries throughout the world.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

C. FURTHER INFORMATION ABOUT OUR DIRECTORS

1.	Interests and Short Positions of Directors and Chief Executive in the Share Capital of our Company and Associate Corporations following the Listing

Immediately following the completion of the Listing (without taking into account of any Shares that may be issued pursuant to the exercise of options which may be granted under the 2006 Share Incentive Plan), save as disclosed below, none of our Directors and chief executive of our Company will have any interests or short positions in the Shares, underlying Shares and debentures of our Company or its associated corporations (within the meaning of Part XV of the SFO) which will be required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO) or which will be required, under Section 352 of the SFO, to be entered in the register referred to in that section, or which will be required to be disclosed, under the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”), once the Shares are listed:

Directors’ long positions and short positions in the Shares of our Company

				Approximate
			Total number of	percentage of
			Shares as at the	shareholding as
			Latest	at the Latest
Name of Director	Name of corporation	Nature of interest	Practicable Date	Practicable Date
Lawrence Yau Lung Ho(1)(6)	Melco	Long Position:	1,087,050,927	67.40%
	Melco Leisure(2)(6)	Beneficial owner and interest of controlled corporation
		Short Position: interest of controlled corporation(6)	6,020,940	0.37%
James Douglas Packer(3)(6)	Crown	Long Position:	1,078,246,156	66.85%
	Crown Entertainment Group Holdings(4)	Interest of controlled corporation
	Crown Asia Investments(5)(6)	Short Position: interest of controlled corporation(6)	6,020,940	0.37%
William Todd Nisbet(7)	—	Founder of a discretionary trust	45,000	0.0028%

Notes:

(1)	As at the Latest Practicable Date, Mr. Lawrence Ho personally holds 10,499,612 ordinary shares of Melco, representing approximately 0.85% of Melco’s ordinary shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 9.38%, 23.43%, 1.51% and 0.59% of Melco’s ordinary shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Ho. Mr. Lawrence Ho also has interest in Great Respect Limited, a company controlled by a discretionary trust, the beneficiaries of which include Mr. Lawrence Ho and his immediate family members. Under the amended convertible loan notes issued by Melco held by Great Respect Limited, a total number of 298,982,188 new shares may be issued by Melco, representing approximately 24.28% of the existing issued share capital and approximately 19.54% of the enlarged issued share capital of Melco as a result of any future exercise in full of the conversion rights attaching to the amended convertible loan notes by Great Respect Limited. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Ho is deemed or taken to be interested in 1,078,246,156 Shares in which Melco Leisure is interested in or is deemed or taken to be interested in. Mr. Lawrence Ho is also interested in 8,804,771 shares subject to the options and restricted shares granted as at the Latest Practicable Date.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(2)	Melco Leisure is a direct wholly-owned subsidiary of Melco and is interested in or is deemed or taken to be interested in 1,078,246,156 Shares.

(3)	As at the Latest Practicable Date, Mr. James Douglas Packer and his controlled corporations are interested in 46.00% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings, which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,078,246,156 Shares in which Crown Asia Investments is interested in or is deemed or taken to the interested in.

(4)	Crown Entertainment Group Holdings is a direct wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,078,246,156 Shares.

(5)	Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and is interested in or is deemed or taken to be interested in 1,078,246,156 Shares.

(6)	SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs are held by SPV as at the Latest Practicable Date. Pursuant to the terms of the Exchangeable Bonds issued by SPV, holders of the Exchangeable Bonds are entitled to exchange such bonds for ADSs. Based on approximately 1,612,889,072 Shares in issue as at the Latest Practicable Date, if at that date, all the outstanding Exchangeable Bonds were exchanged into ADSs at 100% of their principal amount, this would amount to 2,006,980 ADSs, representing 6,020,940 Shares and approximately 0.37% of the existing share capital of our Company.

(7)	Founder of a discretionary trust and is deemed or taken to be interested in 15,000 ADSs, representing 45,000 Shares.

Director’s long position in the Underlying Shares in our Company.

Name of Director	Name of Corporation	Nature of Interest	Total number of Shares subject to the options granted and restricted shares granted as of the Latest Practicable Date(1)	Approximate percentage of shareholding(2)
Lawrence Yau Lung Ho	Company	Long Position	8,804,771	0.546%
John Peter Ben Wang	Company	Long Position	303,055	0.019%
Yuk Man Chung	Company	Long Position	303,055	0.019%
James Andrew Charles MacKenzie	Company	Long Position	261,410	0.016%
Thomas Jefferson Wu	Company	Long Position	347,102	0.022%
Yiu Wa Alec Tsui	Company	Long Position	347,102	0.022%
Robert Wason Mactier	Company	Long Position	347,102	0.022%
Rowen Bruce Craigie	Company	Long Position	15,800	0.001%

Notes:

(1)	These are restricted shares and share options granted under the 2006 Share Incentive Plan.

(2)	The percentages are calculated on the basis of 1,612,889,072 Shares in issue as of the Latest Practicable Date.

2.	Interests in Other Members of our Group

Name of subsidiary	Name of shareholder	Number of shares	Percentage of interest
Melco Crown Gaming	Lawrence Yau Lung Ho	1,000,000	10	%(1)

Note:

(1)	The 1,000,000 class A shares carry 10% of the total voting rights in Melco Crown Gaming.

Our Directors are not aware of any person who will, immediately following the completion of the Listing, have an interest or a short position in the Shares or underlying Shares which would fall to be disclosed to our Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance, or will be directly or indirectly interested in 10% or more of the nominal value of any class of the share capital carrying rights to vote in all circumstances at general meeting of any other member of our Group.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

3.	Particulars of Service Contracts

Save as disclosed in the section headed “Directors and Senior Management”, none of our Directors has entered or proposes to enter into any service contract with our Company or its associated corporations (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

4.	Directors’ Remuneration

The aggregate amount of remuneration to our Directors in the form of fees and in the form of employee compensation (including salaries and other benefits, contribution to pension scheme, discretionary bonuses and equity awards) amounted to approximately US$5.6 million, US$4.9 million, US$4.7 million, US$1.3 million and US$2.5 million for the three years ended December 31, 2008, 2009 and 2010 and for the six months ended June 30, 2010 and 2011, respectively.

No remuneration was paid by our Group to our Directors as an inducement to join or upon joining our Group or as a compensation for loss of office in respect of the three years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

Except for one Director who waived emoluments of US$200,000 related to services provided in 2008 and 2009 during the year ended December 31, 2010 and the six months ended June 30, 2010, and one Director who waived emoluments of US$120,000 related to services provided in 2010 during the six months ended June 30, 2011, no Director waived emoluments during the years ended December 31, 2008, 2009 and 2010 and the six months ended June 30, 2010 and 2011.

It is estimated that the remuneration and benefits in kind, equivalent to approximately US$5.7 million in the aggregate, will be paid and granted to our Directors by us in respect of the financial year ending December 31, 2011 under arrangements in force at the date of this document.

Our Directors anticipate that they will periodically review the compensation levels of our key executives. Based on our Group’s performance and our executives’ respective contributions to our Group, our Directors may, with the approval of our remuneration committee, grant salary increases or pay bonuses to executives. These increases or bonuses could result in the incurrence of compensation expense at levels that are significantly higher than those we have incurred previously.

5.	Disclaimers

(i)	Save as disclosed in this section, none of our Directors or chief executive of our Company has any interest or short positions in the Shares, underlying Shares or debentures of our Company or any associated corporation (within the meaning of Part XV of the SFO) which will have to be notified to us and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO) or which will be required, pursuant to section 352 of the SFO, to be entered into the register referred to in that section, or which will be required to be notified to us and the Stock Exchange pursuant to the Model Code, in each case once our Shares are listed;

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(ii)	Save as disclosed in this section and the section headed “Substantial Shareholders” in this document, taking no account of any Shares which may be issued pursuant to the exercise of any options which may be granted under the 2006 Share Incentive Plan and 2011 Share Incentive Plan, so far as is known to any of our Directors or our chief executive, no person has an interest or short position in the Shares and underlying Shares of our Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or is directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at our general meetings;

(iii)	none of our Directors nor any of the parties listed in “Other Information — Consents of Experts” in this Appendix V, is materially interested in any contract or arrangement subsisting at the date of this document which is significant in relation to the business of our Group taken as a whole;

(iv)	none of our Directors nor any of the parties listed in “Other Information — Consents of Experts” in this Appendix V, has any direct or indirect interest in the promotion of our Company, or in any assets which have within the two years immediately preceding the date of this document, been acquired or disposed of by or leased to any member of our Group, or are proposed to be acquired or disposed of by or leased to any member of our Group;

(v)	none of the parties listed in “Other Information — Consents of Experts” in this Appendix V:

(a)	is interested legally or beneficially in any of our Shares or any shares of any of our subsidiaries; or

(b)	has any right or option (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe securities in any member of our Group;

(vi)	none of our Directors, their respective associates or Shareholders of our Company which to the knowledge of our Directors own more than 5% of the issued share capital of our Company has any interests in the five largest suppliers of our Group.

D. 2006 SHARE INCENTIVE PLAN AND 2011 SHARE INCENTIVE PLAN

2006 Share Incentive Plan

We have adopted the 2006 Share Incentive Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, Directors and consultants and to promote the success of our business. Under the 2006 Share Incentive Plan, the maximum aggregate number of Shares which may be issued pursuant to all awards (including Shares issuable upon exercise of options) is 100,000,000 over ten years. Our Board has approved the removal of the maximum award amount of 50,000,000 shares over the first five years. The removal of such maximum limit for the first five years was approved by our Shareholders at our general meeting held in May 2009. As of September 30, 2011, 56,120,502 out of 100,000,000 Shares remain available for the grant of options or restricted shares.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

The following paragraphs describe the principal terms included in our 2006 Share Incentive Plan.

Types of Awards. The awards we may grant under our 2006 Share Incentive Plan include:

•	options to purchase our Shares; and

•	restricted shares.

Plan Administration. The compensation committee will administer the plan and will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Eligibility. We may grant awards to employees, directors and consultants of our Company or any of our related entities, including Melco, Crown, other joint venture entities of Melco or Crown, our own subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.

Exercise Price and Term of Awards. In general, the plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an incentive share option to an employee who, at the time of that grant, owns Shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement will specify, the vesting schedule.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

A summary of the outstanding awards granted under the 2006 Share Incentive Plan as of the Latest Practicable Date, is presented below:

	Exercise Price/Grant Date Fair Value per ADS (US$)	Number of Unvested Share Options/Restricted Shares	Vesting Period
Share Options
2008 Long Term Incentive Plan	12.04 – 14.08	88,157	4 years
2008 Retention Program	3.04	4,136,229	3 years
2009 Cancel and Re-issue Program	4.28	1,860,327	4 years
2009 Long Term Incentive Plan	3.04 – 3.26	2,258,238	4 years
2010 Long Term Incentive Plan	3.75 – 3.98	1,465,188	3 to 4 years
2011 Long Term Incentive Plan	7.57	5,073,600	3 years

		14,881,739

Restricted Shares
2008 Long Term Incentive Plan	3.99 – 12.95	154,424	4 years
2008 Retention Program	3.04	689,511	3 years
2009 Long Term Incentive Plan	3.26	310,596	4 years
2010 Long Term Incentive Plan	3.75 – 4.66	797,003	2 to 4 years
2011 Long Term Incentive Plan	7.57	2,822,151	3 years

		4,773,685

Note:

(1)	The impact of the following transactions has not been reflected in the above table:

(i)	On November 25, 2011, 689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on the same date.

(ii)	It is expected that on November 29, 2011, the outstanding shareholder loan balances due to Melco Leisure and Crown Asia Investments, which amounted to HK$899.7 million (approximately US$115.6 million) as of September 30, 2011, will be converted into equity, with an adjustment between Melco Leisure and Crown Asia Investments to ensure that they maintain their interests in our Company in equal proportions. The price of capitalization will be determined as one-third of the VWAP of our ADSs as quoted on the NASDAQ Global Select Market over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three Shares. On the basis of the closing price of US$8.41 per ADS as of November 23, 2011, it is estimated that 41,164,022 Shares will be issued upon capitalization of the shareholder loans. For further details on the capitalization of the shareholder loans, please refer to our press release dated November 18, 2011 published on our Company’s website. The Company will make an announcement on November 30, 2011 outlining the enlarged share capital and actual dilution to existing shareholders’ interests as a result of the capitalization.

We have applied to the Stock Exchange for a waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of the Listing Rules in connection with the information of the options granted under the 2006 Share Incentive Plan on the ground that full compliance with such disclosure requirements in setting out the names and addresses of, and the number of Shares represented by options granted under the 2006 Share Incentive Plan to, the employees of our Group and who are not Directors would be unduly burdensome for our Company and would be insignificant or irrelevant to potential investors for the following reasons:

(i)	the options granted under the 2006 Share Incentive Plan are considered as part of each grantee’s remuneration package, and therefore information on options granted to each individual grantee is highly sensitive and confidential among the grantees. Disclosing such highly sensitive and confidential information in this document would prejudice the interests of our Company and therefore unduly burdensome on our Company;

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(ii)	the grant and exercise in full of the options granted under the 2006 Share Incentive Plan will not cause any material adverse impact on the financial position of our Company and in any event the total number of Shares to be issued upon exercise of the options granted under the 2006 Share Incentive Plan and the potential dilution effect will be set out in this document;

(iii)	non-compliance with the disclosure requirements does not prevent our Company from providing an informed assessment of our Company’s activities, assets and liabilities, financial position, management and prospects to its potential investors;

(iv)	the important information, that is, the aggregate number of options outstanding, exercise price, vesting period, exercise period and the potential dilution effect on the shareholdings of our Company upon Listing and the impact on the earnings per Share upon full exercise of the options granted under the 2006 Share Incentive Plan, is disclosed in this document and such information, together with other information contained in this document regarding the 2006 Share Incentive Plan, provides potential investors with sufficient information to make a relevant assessment of our Company in their investment decision-making process; and

(v)	setting out the names, addresses and numbers of Shares represented by options for all 231 grantees on an individual basis would increase around 50 pages in this document (English and Chinese versions included), and therefore, would be costly and unduly burdensome on our Company in light of the increase in cost for document printing.

The Stock Exchange has agreed to grant us a waiver from strict compliance with the relevant disclosure requirements in connection with the information of the options granted under the 2006 Share Incentive Plan on the following conditions:

(i)	disclosure in this document, on an individual basis, of the full details of all options granted by our Company under the 2006 Share Incentive Plan to our Directors, such details to include all the particulars required under Rule 17.02(1)(b) of and paragraph 27 of Appendix 1A to the Listing Rules;

(ii)	disclosure in this document, an aggregate number of Shares subject to the options granted by our Company under the 2006 Share Incentive Plan and the percentage to our Company’s total issued share capital represented by them;

(iii)	disclosure in this document, the potential dilution effect on the shareholdings of our Company upon Listing and the impact on the earnings per Share upon full exercise of the options granted under the 2006 Share Incentive Plan;

(iv)	disclosure in this document, on an aggregate basis, the aggregate number of grantees other than the Directors and senior management of the Company, the number of Shares underlying the options granted to them, the exercise period of each option, the consideration paid for the options, and the exercise price of the options;

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(v)	the particulars of the waiver from strict compliance with the disclosure requirements under Rule 17.02(1)(b) of the Listing Rules and the exemption from strict compliance with the disclosure requirements under paragraph 10(d) of Part I of the Third Schedule to the Companies Ordinance to be granted are set out in this document; and

(vi)	the full list of the grantees under the 2006 Share Incentive Plan will be available for public inspection.

A summary of the details in relation to outstanding options granted to option-holders under the 2006 Share Incentive Plan as of the Latest Practicable Date, is set out below:

				Number of
				Shares
				subject to
		Exercise		the
	Position held	price		unvested	Approximate
	within our	per Share	Date of	options	percentage of
Name of Option-Holder	Group	(US$)	grant(1)	outstanding	shareholding(2)
Directors
Lawrence Yau Lung Ho	Co-chairman,	1.0867	March 17, 2009	1,449,390	—
	chief executive
	officer and
	executive	1.4267	November 25, 2009	566,295	—
	Director	2.52333	March 23, 2011	1,446,498	—

				3,462,183	0.215%
John Peter Ben Wang	Non-executive Director	4.01333	March 18, 2008	14,157	—
		1.0867	March 17, 2009	69,018	—

				83,175	0.005%
Yuk Man Chung	Non-executive Director	4.01333	March 18, 2008	14,157	—
		1.0867	March 17, 2009	69,018	—

				83,175	0.005%
James Andrew Charles MacKenzie	Independent	4.69333	September 30, 2008	8,336	—
	non-executive
	Director	1.0867	March 17, 2009	69,018	—

				77,354	0.005%
Thomas Jefferson Wu	Independent	4.01333	March 18, 2008	14,157	—
	non-executive
	Director	1.0867	March 17, 2009	69,018	—

				83,175	0.005%
Yiu Wa Alec Tsui	Independent	4.01333	March 18, 2008	14,157	—
	non-executive
	Director	1.0867	March 17, 2009	69,018	—

				83,175	0.005%
Robert Wason Mactier	Independent	4.01333	March 18, 2008	14,157	—
	non-executive
	Director	1.0867	March 17, 2009	69,018	—

				83,175	0.005%

		Subtotal:		3,955,412	0.245%

APPENDIX V	STATUTORY AND GENERAL INFORMATION

				Number of
				Shares
				subject to
				the
	Position held	Exercise price		unvested	Approximate
	within our	per Share	Date of	options	percentage of
Name of Option-Holder	Group	(US$)	grant(1)	outstanding	shareholding(2)
Senior Management
Geoffrey Stuart Davis	Chief	1.01333	November 25, 2008	190,437	—
	Financial	1.4267	November 25, 2009	37,404	—
	Officer	1.4267	November 25, 2009	35,394	—
		2.52333	March 23, 2011	285,336	—

				548,571	0.034%
Stephanie Cheung	Executive Vice President	1.01333	November 25, 2008	374,586	—
	and Chief	1.4267	November 25, 2009	89,772	—
	Legal Officer	1.4267	November 25, 2009	90,753	—
		2.52333	March 23, 2011	200,055	—

				755,166	0.047%
Nigel Alan Dean	Executive Vice President	1.01333	November 25, 2008	299,673	—
	and Chief	1.4267	November 25, 2009	89,772	—
	Internal	1.4267	November 25, 2009	72,603	—
	Audit Officer	2.52333	March 23, 2011	178,335	—

				640,383	0.040%
Akiko Takahashi	Executive Vice President and Chief Human Resources/ Corporate	1.01333	November 25, 2008	386,577	—
	Social	1.4267	November 25, 2009	89,772	—
	Responsibility	1.4267	November 25, 2009	93,657	—
	Officer	2.52333	March 23, 2011	206,457	—

				776,463	0.048%
Ying Tat Chan	Co-Chief	1.01333	November 25, 2008	442,371	—
	Operating
	Officer,
	Gaming	2.52333	March 23, 2011	653,898	—

				1,096,269	0.068%
Nicholas C Naples	Co-Chief Operating Officer, Operations	1.2767	July 28, 2010	689,298	—

				689,298	0.043%
Ching Hui Hsu	President of	1.01333	November 25, 2008	207,084	—
	Mocha Clubs	1.4267	November 25, 2009	29,925	—
		1.4267	November 25, 2009	45,216	—
		2.52333	March 23, 2011	130,779	—

				413,004	0.026%

		Subtotal:		4,919,154	0.305%

Other options-holders:

Approximately 217 employees of the Group(3)		1.01333–5.06333		6,007,173	0.372%

Grand total:				14,881,739	0.923%

Notes:

(1)	The exercise period of the options granted to all the grantees ranges from three years to four years.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(2)	The percentage are calculated on the basis of 1,612,889,072 Shares in issue as at the Latest Practicable Date.

(3)	No consideration is required to be paid for the options granted until the vested share options are exercised.

(4)	The impact of the following transactions has not been reflected in the above table:

(i)	On November 25, 2011, 689,511 restricted shares and 4,756,275 share options were issued to employees and a director upon vesting on the same date.

(ii)	It is expected that on November 29, 2011, the outstanding shareholder loan balances due to Melco Leisure and Crown Asia Investments, which amounted to HK$899.7 million (approximately US$115.6 million) as of September 30, 2011, will be converted into equity, with an adjustment between Melco Leisure and Crown Asia Investments to ensure that they maintain their interests in our Company in equal proportions. The price of capitalization will be determined as one-third of the VWAP of our ADSs as quoted on the NASDAQ Global Select Market over the period of the five NASDAQ trading days immediately preceding November 29, 2011, as each ADS represents three Shares. On the basis of the closing price of US$8.41 per ADS as of November 23, 2011, it is estimated that 41,164,022 Shares will be issued upon capitalization of the shareholder loans. For further details on the capitalization of the shareholder loans, please refer to our press release dated November 18, 2011 published on our Company’s website. The Company will make an announcement on November 30, 2011 outlining the enlarged share capital and actual dilution to existing shareholders’ interests as a result of the capitalization.

Other than the Directors stated in the table above, there are no other connected persons of our Company who are option-holders under the 2006 Share Incentive Plan.

As of the Latest Practicable Date, the unvested share options granted under the 2006 Share Incentive Plan represented approximately 0.923% of the issued share capital of our Company. If all the unvested share options are exercised and vested during the six months ended June 30, 2011 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our Shareholders of approximately 0.926% and earnings per Share of US$0.0004. No further awards will be granted under the 2006 Share Incentive Plan after the Listing Date. All subsequent awards will be issued under the 2011 Share Incentive Plan.

2011 Share Incentive Plan

The following summarizes the principal terms of the 2011 Share Incentive Plan conditionally approved by our Shareholders at the extraordinary general meeting held on October 6, 2011. The terms of the options to be granted under the 2011 Share Incentive Plan are in accordance with the provisions of Chapter 17 of the Listing Rules. All awards other than options granted under the 2011 Share Incentive Plan are not subject to the provisions of Chapter 17 of the Listing Rules as those awards (other than options) do not involve the grant of options by our Company to subscribe for new Shares.

(A) Purpose

The purpose of the 2011 Share Incentive Plan is to promote the success and enhance the value of our Company by linking the personal interests of the members of the Board, employees, and consultants to those of the Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Shareholders. The 2011 Share Incentive Plan is further intended to provide flexibility to our Company in its ability to motivate, attract, and retain the services of members of the Board, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of our Company’s operation is largely dependent.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(B) Eligible Participants

Persons eligible to participate in the 2011 Share Incentive Plan include employees, consultants, and a member of the Board, as determined by the Compensation Committee (the “Compensation Committee”) of our Company. Subject to the provisions of the 2011 Share Incentive Plan, the Compensation Committee may, from time to time, select from among all eligible individuals, those to whom awards shall be granted and shall determine the nature and amount of each award.

(C) Grant of Awards

The Compensation Committee has the right to grant awards to participants at a price, time and conditions of its determination, evidenced by an award agreement, provided that the term of the award does not exceed ten years and subject to paragraphs (D), (J) and other relevant restrictions set out below. Awards granted pursuant to the 2011 Share Incentive Plan may, in the discretion of the Compensation Committee, be granted either alone, in addition to, or in tandem with, any other award granted pursuant to the 2011 Share Incentive Plan. Awards granted in addition to or in tandem with other awards may be granted either at the same time as or at a different time from the grant of such other awards.

(D) Maximum Number of Shares

The maximum aggregate number of Shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 Shares (the “Plan Limit”), representing approximately 6.2% of the issued share capital as at the date of approval of the 2011 Share Incentive Plan by the Shareholders at the extraordinary general meeting of our Company held on October 6, 2011.

The Plan Limit may be increased from time to time but not more than 10 per cent. of the Shares in issue (the “New Plan Limit”) as at the date of the relevant Shareholders’ approval, subject to Rules 17.03(3) and 17.06 of the Listing Rules, which require the issue of a circular by our Company, and the approval of the Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time.

Further, notwithstanding any adjustments in the Plan Limit in the events of any alteration in the capital structure of our Company whether by way of capitalization issue, rights issue, sub-division or consolidation of Shares or reduction of the share capital of our Company in such manner as the auditors or the approved independent financial advisor shall certify to be appropriate, fair and reasonable, the Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the 2011 Share Incentive Plan and other schemes shall not exceed 30 per cent. of the Shares in issue from time to time, as prescribed under Rule 17.03 of the Listing Rules.

Types of Awards

(E) Grant of Options

The Compensation Committee is authorized to grant options to participants at a price, time and conditions of its determination, provided that the term of the any option granted under the 2011 Share Incentive Plan shall not exceed ten years, and subject to restrictions set out in the 2011 Share Incentive Plan relevant to awards.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(F) Incentive Share Option Award

An Incentive Share Option is an option that is intended to meet the requirements under the U.S. Laws. It shall only be granted to employees of our Company, a parent or subsidiary of our Company. It shall be granted to any individual who, at the date of grant, owns Shares possessing more than ten per cent. of the total combined voting power of all classes of Shares, provided that such option is granted at a price that is not less than 110% of the fair market value on the date of grant. Such an option is exercisable for no more than five years from the date of grant. An incentive share option may not be exercised to any extent by anyone after the first to occur of the following events:

(i)	ten years from the date it is granted, unless an earlier time is set in the award agreement;

(ii)	three months after the participant’s termination of employment as an employee; and

(iii)	one year after the date of the participant’s termination of employment or service on account of disability or death. Upon the participant’s disability or death, any incentive share options exercisable at the participant’s disability or death may be exercised by the participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the participant’s last will and testament, or, if the participant fails to make testamentary disposition of such incentive share option or dies intestate, by the person or persons entitled to receive the incentive share option pursuant to the applicable laws of descent and distribution.

(G) Share Appreciation Rights Award

Share appreciation rights are rights granted pursuant to the 2011 Share Incentive Plan to receive a payment equal to the excess of the fair market value of a specified number of Shares on the date the share appreciation right is exercised over the fair market value on the date the share appreciation right was granted. They may be granted to any participant selected by the Compensation Committee and entitle the participant (or other person entitled to exercise the share appreciation right pursuant to the 2011 Share Incentive Plan) to exercise all or a specified portion of the share appreciation right (to the extent then exercisable pursuant to its terms) and to receive from our Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the share appreciation right from the fair market value of a Share on the date of exercise of the share appreciation right by the number of Shares with respect to which the share appreciation right shall have been exercised, subject to any limitations the Compensation Committee may impose.

The Compensation Committee shall determine the time or times at which a share appreciation right may be exercised in whole or in part; provided that the term of any share appreciation right granted under the 2011 Share Incentive Plan shall not exceed ten years, except as provided above. The Compensation Committee shall also determine the conditions, if any, that must be satisfied before all or part of a share appreciation right may be exercised.

Subject to the Compensation Committee’s sole discretion, options may be substituted for share appreciation rights at any time prior to or upon exercise of such option, provided that such share appreciation right shall (i) be exercisable for the same number of Share that such substituted option would have been exercisable for, and (ii) that the exercise price is the same as such substituted option.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(H) Restricted Shares Award

Restricted shares are Shares awarded to a participant that are subject to restrictions on transferability and other restrictions the Compensation Committee may so impose, including, without limitation, limitations on the right to vote restricted shares or the right to receive dividends on the restricted shares, and may be subject to risk of forfeiture. In addition, upon termination of employment or service during the applicable restriction period, restricted shares that are at that time subject to restrictions shall be forfeited, except as otherwise waived or determined by the Compensation Committee.

(I) Other Types of Awards

Dividend Equivalents

Dividend equivalents are rights granted to a participant pursuant to the 2011 Share Incentive Plan to receive the equivalent value (in cash or Share) of dividends paid on Share. Any participant selected by the Compensation Committee may be granted dividends equivalents based on the dividends declared on the Shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests or expires, as determined by the Compensation Committee. Such dividend equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Compensation Committee, provided that the terms of any reinvestment of dividends must comply with all applicable laws, rules and regulations.

Share Payments

Share payments are a payment in the form of Shares or an option or other right to purchase Shares, as part of any bonus, deferred compensation or other arrangement, made in lien of all or any portion of the compensation, granted pursuant to the 2011 Share Incentive Plan. Based on performance criteria or other specific criteria determined appropriate by the Compensation Committee, participants may be granted share payments in the manner determined from time to time by the Compensation Committee. Unless otherwise determined by the Compensation Committee, such share payments shall be made in lieu of base salary, bonus or other cash compensation otherwise payable to such participant.

Deferred Shares

Deferred shares are a right to receive a specified number of Shares during specified time periods pursuant to the 2011 Share Incentive Plan. Any participant selected by the Compensation Committee may be granted an award of deferred shares in the manner determined from time to time by the Compensation Committee. The number of deferred shares shall be determined by the Compensation Committee, and may be linked to such specific criteria determined to be appropriate by the Compensation Committee. Shares underlying a deferred share award will not be issued until it is vested, pursuant to a vesting schedule or criteria set by the Compensation Committee. Unless otherwise determined by the Compensation Committee, a participant awarded deferred shares shall have no rights as a Shareholder with respect to such deferred shares until such time as the deferred share award has been vested and the Shares underlying the deferred share award has been issued.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Restricted Share Units

Participants may be granted restricted share units of such amounts, terms and conditions, including the date upon which the restricted share units shall become fully vested and non-forfeitable, as determined by the Compensation Committee. At the time of grant, the Compensation Committee shall specify the maturity date applicable to each grant of restricted share units which shall be no earlier than the vesting date or dates of the award and may be determined at the election of the participant. On the maturity date, each restricted share unit shall be exchanged for one unrestricted, fully transferable Share. The Compensation Committee shall specify the purchase price, if any, to be paid by the participant to our Company for such Shares.

Provisions Relate to Options

(J) Maximum Number of Options to Any One Individual

The maximum aggregate number of Shares granted to any one eligible participant shall not, in any 12-month period up to the date of grant, exceed one per cent. of the number of Shares in issue on the date of grant.

If the Compensation Committee determines to offer options to an eligible Participant which exceed the limit of one per cent. of Shares in issue within a 12-month period up to the date of grant, then:

(i)	that grant shall be subject to (a) the issue of a circular by our Company to its Shareholders which shall comply with Rules 17.03(4) and 17.06 of the Listing Rules and/or such other requirements as prescribed under the Listing Rules, any applicable law or any exchange rule from time to time; and (b) the approval of the Shareholders in general meeting at which that eligible participant and his associates shall abstain from voting; and

(ii)	unless provided otherwise in the Listing Rules, any applicable law or any exchange rule, the date of the Compensation Committee meeting at which the Compensation Committee resolves to grant the proposed options to that eligible participant shall be taken as the offer date for the purpose of calculating the exercise price.

(K) Price of Options and Share Appreciation Right

The exercise price in relation to each option and share appreciation right offered to an eligible participant shall, subject to the adjustments referred to in paragraphs (V) and (W) below, be determined by the Compensation Committee in its absolute discretion but in any event shall not be less than the highest of:

(i)	the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange on the offer date;

(ii)	the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the offer date; and

(iii)	the nominal value of a Share.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(L) Grant of Options to Connected Persons

If the Compensation Committee determines to offer to grant options to a Director, chief executive or substantial Shareholder of our Company or any of their respective associates, such grant shall be subject to the approval by the independent non-executive Directors on the Compensation Committee at the time of determination (and in the event that the Compensation Committee offers to grant options to an independent non-executive Director on the Compensation Committee at the time of determination, the vote of such independent non-executive Director shall not be counted for the purposes of approving such grant and the alternate independent non-executive Director not on the Compensation Committee at the time of determination shall vote in place of the relevant participant).

If the Compensation Committee determines to offer to grant options to a substantial Shareholder or an independent non-executive Director (or any of their respective associates) and that grant would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person under the 2011 Share Incentive Plan and the other schemes in the 12-month period up to and including the offer date:

(i)	representing in aggregate over 0.1 per cent., or such other percentage as may be from time to time provided under the Listing Rules, of the Shares in issue on the offer date; and

(ii)	having an aggregate value, based on the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange on the offer date, in excess of HK$5 million or such other sum as may be from time to time provided under the Listing Rules, such grant shall be subject to, in addition to the approval of the independent non-executive Directors as referred to above, the issue of a circular by our Company to its Shareholders and the approval of the Shareholders in general meeting by way of a poll convened and held in accordance with the Memorandum and Articles at which all connected persons of our Company shall abstain from voting in favor of the resolution concerning the grant of such options at the general meeting, and/or such other requirements prescribed under the Listing Rules from time to time. Unless provided otherwise in the Listing Rules, the date of the Board meeting at which the Board proposes to grant the proposed options to that eligible participant shall be taken as the offer date for the purpose of calculating the exercise price.

The circular to be issued by our Company to its Shareholders pursuant to the above paragraph shall contain the following information:

(i)	the details of the number and terms (including the exercise price) of the options to be granted to each eligible participant which must be fixed before the Shareholders’ meeting and the offer date (which shall be the date of the Board meeting at which the Compensation Committee proposes to grant the proposed options to that eligible participant);

(ii)	a recommendation from the independent non-executive Directors (excluding any independent non-executive Director who is the relevant participant) to the independent Shareholders as to voting;

(iii)	the information required under Rules 17.02(2)(c) and (d) and the disclaimer required under Rule 17.02(4) of the Listing Rules; and

(iv)	the information required under Rule 2.17 of the Listing Rules.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(M) Lapse of Option and Amendments to the 2011 Share Incentive Plan

An option shall lapse automatically and not be exercisable (to the extent not already exercised) upon the earliest of:

(i)	the expiry date relevant to that option;

(ii)	the expiry of any of the periods referred to in paragraphs (T), (U) or (V);

(iii)	the date on which the consummation of the transaction referred to in paragraph (V) becomes effective;

(iv)	the date of the commencement of the winding-up of our Company (as determined in accordance with the Cayman Companies Law);

(v)	the date on which the participant ceases to be eligible by reason of the termination of his relationship with our Company and/or any of its subsidiaries on any one or more of the grounds that he has been guilty of serious misconduct or has been convicted of any criminal offense involving his integrity or honesty or in relation to an employee of our Company and/or any of the Subsidiaries (if so determined by the Compensation Committee) on any other ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the participant’s service contract with our Company or the relevant subsidiary. A resolution of the Board or the board of directors of the relevant subsidiary to the effect that the relationship of a participant has or has not been terminated on one or more of the grounds specified in this paragraph shall be conclusive; and

(vi)	the date on which the Compensation Committee shall exercise our Company’s right to cancel the option at any time after the participant commits a breach of paragraph (P) above or the awards are cancelled in accordance with paragraph (N).

Subject to applicable laws, the Compensation Committee may terminate, amend or modify the 2011 Share Incentive Plan upon obtaining the approval of the Board, and in accordance with Chapter 17 of the Listing Rules, the approval of the Shareholders of the amended plan, particularly for matters of a material nature, such as increasing the number of Shares available under the 2011 Share Incentive Plan, permitting the Compensation Committee to grant options with an exercise price that is below fair market value on the date of grant, and which results in a material increase in benefits or a change in eligibility requirements.

(N) Cancellation of Options

Any cancellation of options granted but not exercised must be approved by the participants of the relevant options in writing. For the avoidance of doubt, such approval is not required in the event any option is cancelled pursuant to paragraph (P). Where our Company cancels options, the grant of new options to the same participant may only be made under the 2011 Share Incentive Plan within the limits set out in paragraphs (D), (J) and other relevant restrictions set out therein.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

General Provisions

(O) Restrictions on the Time of Grant of Awards

A grant of awards may not be made upon the expiration date, ten years from the effective date.

Further, for so long as the Shares are listed on the Stock Exchange, no awards shall be granted after a price-sensitive event has occurred or a price-sensitive matter has been the subject of a decision until announcements pursuant to the requirements of the Listing Rules have been made. In particular, no awards shall be granted during the period commencing one month immediately preceding the earlier of:

(i)	the date of the Board or Board committee meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of our Company’s annual results, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(ii)	the deadline for our Company to publish an announcement of results for (a) any year or half-year period in accordance with the Listing Rules, and (b) the deadline, if any, where our Company has elected to publish them, any quarterly or any other interim period, and ending on the actual date of publication of the results for such year, half-year, quarterly or interim period (as the case may be).

For so long as the Shares are listed on the Stock Exchange, no awards shall be granted to a Director:

(i)	during the period of 60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results; and

(ii)	during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

(P) Rights are Personal to Participant

No right or interest of a participant in any award may be pledged, encumbered, or hypothecated to or in favor of any party other than our Company or its subsidiary, or shall be subject to any lien, obligation, or liability of such participant to any other party other than our Company or its subsidiary. Except as otherwise provided by the Compensation Committee, no award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our Company may cancel any outstanding awards or any part thereof granted to the participant if any of the foregoing has been breached.

(Q) Time of Exercise of Awards and Duration of 2011 Share Incentive Plan

Subject to the terms of the award as determined by the Compensation Committee, the award may be exercised by the participant at any time or times during its term. The 2011 Share Incentive Plan will expire on, and no award may be granted pursuant to the 2011 Share Incentive Plan after, the tenth anniversary of the effective date of the 2011 Share Incentive Plan.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Subject to earlier termination by our Company in general meeting or by the Board, the 2011 Share Incentive Plan shall be valid and effective for a period of ten years commencing on the effective date.

(R) Performance Targets and Minimum Holding Period

A participant may be required to achieve any performance targets or meet any conditions such as minimum holding periods as the Compensation Committee may then specify in the grant before any awards granted under the 2011 Share Incentive Plan can be exercised.

(S) Rights Attached to the Shares

No award gives the participant any of the rights of a Shareholder, unless and until Shares are in fact issued to such person in connection with such award. With respect to any payments not yet made to a participant pursuant to an award, nothing contained in the 2011 Share Incentive Plan or any award agreement shall give the participant any rights that are greater than those of a general creditor of our Company or any of its subsidiary.

Except as expressly provided in the 2011 Share Incentive Plan, no participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of Shares of any class or any dissolution, liquidation, merger, or consolidation of our Company or any other corporation. Except as expressly provided in the 2011 Share Incentive Plan or pursuant to action of the Compensation Committee under the 2011 Share Incentive Plan, no issuance by our Company of Shares of any class, or securities convertible into Shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an award or the grant price or exercise price of any award.

(T) Rights on Termination of Employment

If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. For a participant granted an incentive share option, upon three months of termination of employment as an employee, the right to exercise the incentive share option shall be revoked.

(U) Rights on the Change of Control

In the event of a change in the control of our Company, the Compensation Committee may in its sole discretion provide for:

(i)	any and all awards outstanding under the 2011 Share Incentive Plan to terminate at a specific time in the future and shall give each participant the right to exercise such awards during a period of time as the Compensation Committee shall determine;

(ii)	either the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award or realization of the participant’s rights had such award been currently exercisable or payable or fully vested ; or

(iii)	the replacement of such award with other rights or property selected by the Compensation Committee in its sole discretion the assumption of or substitution of such award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(V) Rights on the Takeover, Acquisition or Dissolution of our Company

In the event of a corporate transaction including takeover, acquisition or dissolution of our Company, each award shall terminate upon the consummation of the corporate transaction, unless the award is assumed by the successor entity or parent thereof in connection with the corporate transaction. Except as provided otherwise in an individual award agreement, in the event of a corporate transaction, the Compensation Committee may:

(i)	replace the original award with a comparable award with respect to shares of the capital stock of the successor entity or parent thereof; or

(ii)	replace the original award with a cash incentive program of the successor entity which preserves the compensation element of such award existing at the time of the corporate transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such award, upon which the cash incentive program automatically shall become fully vested, exercisable and payable, and be released from any restrictions on transfer.

For each award that is neither assumed nor replaced, such portion of the award shall automatically become fully vested and exercisable, provided that the participant remains an employee, consultant or Director on the effective date of the corporate transaction.

(W) Effects of Alterations to Share Capital

In the event of capitalization issue, rights issue, sub-division, consolidation of Shares or reduction of capital, or any other change affecting the shares of Shares or the share price of a Share, the Compensation Committee shall make proportionate and equitable adjustments to reflect such change with respect to:

(i)	the aggregate number and type of Shares that may be issued under the 2011 Share Incentive Plan;

(ii)	the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and

(iii)	the grant price or exercise price per Share for any outstanding awards under the 2011 Share Incentive Plan,

in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2011 Share Incentive Plan. A financial adviser must confirm to our board in writing that such adjustments comply with Rule 17.03(13) of the Listing Rules and the note thereto and the supplementary guidance issued by the Stock Exchange on September 5, 2005 and any future guidance and interpretation of the Listing Rules issued by the Stock Exchange from time to time. However, no such alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value.

(X) Termination of the 2011 Share Incentive Plan

With the approval of the Board, at any time and from time to time, the Compensation Committee may terminate, amend or modify the 2011 Share Incentive Plan. However, no termination, amendment, or modification of the 2011 Share Incentive Plan shall adversely affect in any material way any award previously granted pursuant to the 2011 Share Incentive Plan and other previous plans without the prior written consent of the participant.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(Y) Administration of the Committee

The Compensation Committee’s interpretation of the 2011 Share Incentive Plan, any awards granted pursuant to the 2011 Share Incentive Plan, any award agreement and all decisions and determinations by the Compensation Committee with respect to the 2011 Share Incentive Plan shall be made in the Compensation Committee’s sole discretion and are final, binding, and conclusive for all purposes and upon all parties.

(Z) Conditions of the 2011 Share Incentive Plan

The 2011 Share Incentive Plan shall take effect subject to and is conditional upon:

(i)	the passing of the necessary resolutions by the Shareholders in general meeting to approve and adopt the rules of the 2011 Share Incentive Plan;

(ii)	the Listing Committee granting the listing of, and permission to deal in, the Shares falling to be issued pursuant to the exercise of options under the 2011 Share Incentive Plan;

(iii)	the Listing becoming unconditional (including, if relevant, following the waiver(s) of any conditions by the Joint Sponsors) and not being terminated in accordance with its terms or otherwise; and

(iv)	the commencement of dealings in the Shares on the Stock Exchange.

In the event that the conditions set out above are not satisfied, the 2011 Share Incentive Plan shall have no effect whatsoever.

(AA) Disclosure in Annual and Interim Reports

Our Company will disclose details of the 2011 Share Incentive Plan and other share incentive schemes of our Company and its subsidiaries in the annual reports and interim reports of our Company in compliance with the Listing Rules and other applicable laws in force from time to time.

(AB) Shareholders’ Approval

For matters under the 2011 Share Incentive Plan or any related matters which require the approval of the Shareholders or the independent non-executive Directors under the Listing Rules, such matters must be approved by the Shareholders or the independent non-executive Directors.

As at the Latest Practicable Date, no award had been granted or agreed to be granted under the 2011 Share Incentive Plan.

An application has been made to the Listing Committee for the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of the awards to be granted under the 2011 Share Incentive Plan, being 100,000,000 Shares in total.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Our Company, to the extent permitted under the Listing Rules, intends to fulfill the obligations under the 2011 Share Incentive Plan by way of issuing new Shares or arrange to acquire Shares from the open market.

E. OTHER INFORMATION

1. Litigation
Litigation involving our Directors

Complaint filed in the United States District Court

A complaint was filed by certain shareholders of Entertainment Gaming Asia Inc. (formerly known as “Elixir Gaming Technologies, Inc.”) in the United States District Court for the Southern District of New York (the “Court”) against, among others, Melco, EGT Entertainment Holding Limited (formerly known as “Elixir Group Limited”) (“EGT Entertainment”), a subsidiary of Melco, and two of Melco’s directors, Mr. Lawrence Ho and Mr. Yuk Man Chung.

On June 28, 2011, Melco published an announcement (the “Melco Announcement”) announcing that the Court had ruled on and granted the motions to dismiss as filed by Melco, EGT Entertainment, Mr. Lawrence Ho and Mr. Yuk Man Chung. Accordingly, all claims against Melco, EGT Entertainment, Mr. Lawrence Ho and Mr. Yuk Man Chung had been dismissed.

On November 7, 2011, the plaintiffs filed a motion seeking leave to amend their complaint, and submitted a proposed second amended complaint with their motion. The proposed complaint does not attempt to replead any claims against Melco or Mr. Lawrence Ho, but does attempt to replead the claims previously asserted against other defendants, including EGT Entertainment and Mr. Yuk Man Chung. EGT Entertainment and Mr. Chung intend to oppose the plaintiffs’ motion for leave to amend, and in the event the plaintiffs are given leave to file their proposed complaint, EGT Entertainment and Mr. Chung intend to seek its dismissal.

Kakavas

On March 6, 2007, Harry Kakavas issued proceedings out of the Supreme Court of Victoria against Crown Limited (now Crown Melbourne) and a Crown Melbourne executive claiming damages for alleged unconscionable conduct at common law and in breach of Section 51AA of the Trade Practices Act 1974 (the “TPA”), negligence, misleading and deceptive conduct under Section 52 of the TPA and breach of statutory duty together with a claim for restitution. The executive was sued as an accessory.

The claims in the proceedings related to Kakavas’ activities as a VIP gambler at Crown Melbourne in 2005 and 2006. Kakavas claimed he was a pathological gambler and that Crown Melbourne knew of his condition and deliberately and unconscionably sought to take advantage of that condition. Crown Melbourne denied all claims.

On December 13, 2007, the court struck out all Kakavas’ claims except the claim of unconscionable conduct.

On August 25, 2008, Mr. Rowen Bruce Craigie was joined as a third defendant to the proceeding. Mr. Craigie was sued as an accessory. Mr. Craigie was the chief executive officer of Crown Melbourne at the relevant time. Mr. Craigie also denied all claims.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

On December 8, 2009, the court ordered that Kakavas’ claim against all defendants be dismissed, judgment be entered for Crown Melbourne in the sum of A$1,483,000 (being the debt owed to Crown Melbourne plus interest) on Crown Melbourne’s counterclaim and that Kakavas pay the costs of all defendants.

On December 22, 2009, Kakavas filed and served a notice of appeal from the judgment of the court.

Kakavas’ appeal was heard by the court of appeal on June 14, 2011 and the court reserved its decision.

One.Tel

In August 2010, a proceeding issued out of the Supreme Court of New South Wales in May 2007 on behalf of One.Tel Limited (in liquidation) (“One.Tel”) and its special purpose liquidator was served on 11 of 18 named defendants. Mr. James Douglas Packer was one of the 11 served. Also served at the same time was a proposed Amended Statement of Claim which sought to limit the claims in the proceeding to the 11 served defendants.

The claims in the proceeding relate to resolutions of the directors of One.Tel in May 2001 to place One.Tel into external administration and to not proceed with a proposed A$132M rights issue (“Resolutions”). The claims against Mr. Packer are in essence that he breached his duties as a director of One.Tel in allegedly procuring the making of the Resolutions, notwithstanding that he did not personally vote on the Resolutions. Similar claims are made against the other defendants. The claims are denied by Mr. Packer and the other defendants.

On May 12, 2011, the Court, on the application of Mr. Packer and the other defendants, set aside orders made to permit the service of the proceeding outside the period normally allowed under the court rules and dismissed the proceeding. One.Tel and its special purpose liquidator have filed a notice of intention to appeal that court decision.

Fontainebleau

A group of lenders to the Fontainebleau Group, in which Crown Limited has an indirect equity interest of 19.6%, has commenced legal proceedings in Nevada, USA against a number of defendants, including Fontainebleau’s senior management as well as Crown, Crown Services (US) LLC (“Crown Services”) and Mr. James Douglas Packer.

The proceedings allege that Crown, Crown Services and Mr. Packer:

(i)	conspired with the other defendants to conceal cost overruns on the Fontainebleau Las Vegas project thus misrepresenting Fontainebleau’s financial position and inducing the lenders to continue to advance funds to Fontainebleau to undertake the construction of Fontainebleau Las Vegas; and

(ii)	defrauded the lenders or conspired with the other defendants to defraud the lenders.

There are further allegations against the other defendants.

Crown, Crown Services and Mr. Packer consider that these allegations are groundless.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

Counsel representing Crown, Crown Services and Mr. Packer have filed a motion to strike out the proceedings as against Crown, Crown Services and Mr. Packer.

Given that the above complaint and legal proceedings are not material to our company and our Directors named, and they are mere allegations, the Joint Sponsors and our Directors are of the view that each of Mr. Lawrence Ho, Mr. James Douglas Packer and Mr. Rowen Bruce Craigie possesses the standard of character, experience and integrity to act as a director of a listed issuer under Rules 3.08 and 3.09 of the Listing Rules.

Litigation involving our Company

On October 19, 2011, Golden Future (Management Services) Limited, a subsidiary of our Company, was served with a concurrent writ of summons in a civil action initiated in the High Court of Hong Kong by the Hong Kong office of an international law firm, as plaintiff, against eleven co-defendants. The claims against the first defendant, the plaintiff’s former partner in Hong Kong, include, among others, the first defendant’s misappropriation or misapplication of funds from the plaintiff’s client accounts. The claims against the other co-defendants, two of which are entities wholly owned by Crown, allege that each of the co-defendants received the misappropriated or misapplied funds when it knew, or should have known, that the funds did not belong to the first defendant. The claim against our subsidiary is approximately HK$34.1 million (US$4.4 million) as the amount alleged to have been received from the plaintiff’s client accounts, plus interest, costs and other equitable relief. We do not expect such claim will result in a material adverse impact on our financial position given our existing operations. Crown and we intend to work with our respective subsidiaries to vigorously defend against these claims.

2. The Joint Sponsors

The Joint Sponsors have made an application on behalf of our Company to the Listing Committee for a listing of, and permission to deal in, all the Shares in issue and to be issued as mentioned in this document (including any Shares which may be issued pursuant to the exercise of any options which have been or may be granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan).

3. Preliminary Expenses

The preliminary expenses of our Company are estimated to be approximately HK$650,000 and are payable by our Company.

4. Taxation of Holders of Shares

(1)	Tax on dividends

No tax is payable in Hong Kong in respect of dividends paid by us.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

(2)	Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as the Shares. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals. Gains from sales of the Shares effected on the Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of the Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

(3)	Stamp duty

The sale, purchase and transfer of Shares registered with our Company’s Hong Kong branch register of members will be subject to Hong Kong stamp duty and the current ad valorem rate of Hong Kong stamp duty is 0.1% on the higher of the consideration for or the market value of the Shares and it is charged on the purchaser on every purchase and on the vendor on every sale of the Shares. In other words, a total stamp duty of 0.2% is currently payable on a typical sale and purchase transaction involving the Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5.00. Where a sale or purchase of shares registered on the Hong Kong Share Register is effected by a person who is not resident in Hong Kong and any stamp duty payable on the contract note is not paid, the relevant instrument of transfer (if any) shall be chargeable with such duty, together with the duty otherwise chargeable thereon and the transferee shall be liable to pay such duty.

(4)	Estate duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong, pursuant to which estate duty ceased to be chargeable in Hong Kong in respect of the estates of persons dying on or after that date. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Shares whose death occur on or after February 11, 2006.

(5)	Consultation with Professional Advisors

Intending holders of the Shares are recommended to consult their professional advisors if they are in doubt as to the taxation implications of subscribing for, purchasing, holding or disposing of or dealing in the Shares. It is emphasized that none of our Company, the Joint Sponsors, our Directors or the other parties involved in the Listing can accept responsibility for any tax effect on, or liabilities of, holders of Shares resulting from their subscription for, purchase, holding or disposal of or dealing in Shares or exercise of any rights attaching to them.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

5. Qualification of Experts

The following are the qualifications of the experts who have given opinion or advice which are contained in this document:

Name	Qualification
Credit Suisse (Hong Kong) Limited	Licensed corporation under the SFO to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (dealing on futures contracts), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities as defined under the SFO

Deutsche Bank AG, Hong Kong Branch	Licensed corporation under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under SFO, and a licensed bank under the Banking Ordinance (Chapter 155 of the Law of Hong Kong)

Deloitte Touche Tohmatsu	Certified public accountants and internal controls consultant

Manuela António—Lawyers and Notaries	Macau legal advisors

Savills Valuation and Professional Services Limited	Property valuer

Jones Lang LaSalle Sallmanns Limited	Property valuer for the Studio City Project site

Walkers	Cayman Islands attorney-at-law

6. Consents of Experts

Each of the experts set out in paragraph 5 above has given and has not withdrawn its respective written consent to the issue of this document with the inclusion of its report and/or letter and/or valuation certificate and/or opinion and/or the references to its name included in this document the form and context in which it is respectively included.

None of the experts named in this paragraph has any shareholding interests in our Group or the right (whether legally enforceable or not) to subscribe for, or to nominate persons to subscribe for, securities in any member of our Group.

7. Binding Effect

This document shall have the effect, if an application is made in pursuance of this document, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of Sections 44A and 44B of the Companies Ordinance insofar as applicable.

APPENDIX V	STATUTORY AND GENERAL INFORMATION

8. Bilingual Document

The English language and Chinese language versions of this document are being published separately, in reliance upon the exemption provided by section 4 of the Companies Ordinance (Exemption of Companies and Prospectuses from Compliance with Provisions) Notice (Chapter 32L of the Laws of Hong Kong).

9. Miscellaneous

(i)	Save as disclosed in this section and the sections headed “Summary” and “Directors and Senior Management”, and in the Accountants’ Report in Appendix IA to this document, within the two years immediately preceding the date of this document:

(a)	no share or loan capital of our Company or any of our subsidiaries has been issued or agreed to be issued or is proposed to be fully or partly paid either for cash or a consideration other than cash;

(b)	no share or loan capital of our Company or any of our subsidiaries is under option or is agreed conditionally or unconditionally to be put under option;

(c)	no founders or management or deferred shares of our Company or any of our subsidiaries have been issued or agreed to be issued;

(d)	no commissions, discounts, brokerages or other special terms have been granted or agreed to be granted in connection with the issue or sale of any share or loan capital of our Company or any of our subsidiaries; and

(e)	no commission has been paid or is payable for subscription, agreeing to subscribe, procuring subscription or agreeing to procure subscription of any share in our Company or any of our subsidiaries.

(ii)	Our Directors confirm that:

(a)	there has been no material adverse change in the financial or trading position or prospects of our Company since June 30, 2011 (being the date to which the latest audited consolidated financial statements of our Group were prepared); and

(b)	there has not been any interruption in the business of our Group which may have or has had a significant effect on the financial position of our Group in the 12 months preceding the date of this document.

(iii)	The principal register of members of our Company will be maintained in the Cayman Islands by Walkers Corporate Services Limited and a Hong Kong register of members of our Company will be maintained in Hong Kong. Unless our Directors otherwise agree, all transfer and other documents of title of Shares must be lodged for registration with and registered by our Hong Kong Share Registrar and may not be lodged in the Cayman Islands.

(iv)	All necessary arrangements have been made to enable our Shares to be admitted into CCASS for clearing and settlement.

(v)	Our Directors have been advised that, under the Cayman Companies Law, the use of a Chinese name by our Company for identification purposes only does not contravene the Cayman Companies Law.

(vi)	The English text of this listing document shall prevail over the Chinese text.

APPENDIX VI	DOCUMENTS AVAILABLE FOR INSPECTION

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Shearman & Sterling at 12th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong during normal business hours from 9:00 a.m. to 5:00 p.m. up to and including the date which is 14 days from the date of this document:

(i)	our Memorandum and Articles;

(ii)	the Accountants’ Report on our Group from Deloitte Touche Tohmatsu, the text of which is set out in Appendix IA to this document;

(iii)	the review report from Deloitte Touche Tohmatsu in respect of the unaudited interim financial information of the Group for the nine months ended September 30, 2011, the text of which is set out in Appendix IB to this document;

(iv)	the audited financial statements prepared for the companies comprising our Group for the three financial years ended December 31, 2010 and the six months ended June 30, 2011 (or for the period since their respective dates of incorporation where it is shorter);

(v)	a statement of adjustment prepared by Deloitte Touche Tohmatsu in arriving at the figures shown in the Accountants’ Report in Appendix IA to this document and giving the reasons therefor;

(vi)	the letter, the summary of values and valuation certificates relating to our property interests prepared by Savills Valuation and Professional Services Limited, the texts of which are set out in Appendix IIA to this document;

(vii)	the letter, the summary of values and valuation certificate relating to our property interests for the Studio City Project Site prepared by Jones Lang LaSalle Sallmanns Limited, the texts of which are set out in Appendix IIB to this document;

(viii)	the letter from Walkers summarizing our constitution and certain aspects of the Cayman Companies Law referred to in “Summary of the Constitution of the Company and Cayman Companies Law” in Appendix IV to this document;

(ix)	the Cayman Companies Law;

(x)	the material contracts referred to in “Statutory and General Information — Further Information About The Business — Summary of Material Contracts” in Appendix V to this document;

(xi)	the written consents referred to in “Statutory and General Information — Other Information — Consents of Experts” in Appendix V to this document;

(xii)	the rules of the 2006 Share Incentive Plan and 2011 Share Incentive Plan;

(xiii)	the full list of the grantees under the 2006 Share Incentive Plan;

(xiv)	the report from Deloitte Touche Tohmatsu on the Independent Limited Assurance Report on Compliance with Melco Crown Gaming’s anti-money laundering controls procedures, the text of which is set out in Appendix III to this document; and

(xv)	the legal opinions issued by Manuela António—Lawyers and Notaries, our Macau legal advisors, in respect of Macau law general matters, property interests and taxation matters of our Group.

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